Form 40-F
period 2012-08-31
Avalon Rare Metals Inc.
filed 2012-11-29
CIK 1362898

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	August 31, 2012	Commission File Number	001-35001

Avalon Rare Metals Inc.

(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or	(Primary Standard Industrial Classification Code)	(I.R.S. Employer
Organization)		Identification No.)

130 Adelaide Street West

Suite #1901

Toronto, ON M5H 3P5

(416) 364-4938

(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United
States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  103,621,986

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

The annual information form (“AIF”) of Avalon Rare Metals Inc. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2012 and dated as of November 28, 2012 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended August 31, 2012 and 2011 including the report of the auditors with respect thereto, are incorporated herein by reference.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2012 is incorporated herein by reference.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. Such statements involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements.  Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions.  Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” herein and the following:

•	Uncertainties involved in the estimation or realization of mineral resources and mineral reserves;
•	Uncertainties as to the recovery rates and production costs of the rare metals and other minerals;
•	Uncertainties as to the timing and amount of estimated future production;
•	Uncertainties as to requirements for additional capital;
•	Uncertainties as to the fluctuation of future prices of rare metals and minerals;
•	Uncertainties as to the fluctuation of market demand for rare metals and minerals;
•	Uncertainties as to the reliability of plant operations at production scale;
•	Uncertainties as to the fluctuation of energy costs;
•	Uncertainties as to the availability of required skilled labour, contractors and other human resources;
•	Uncertainties as to accidents, labour disputes and other risks of the mining industry;
•	Uncertainties as to possible delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;
•	Uncertainties as to currency exchange rate fluctuations; and
•	Uncertainties as to title disputes or claims limitations on insurance coverage.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 31, 2012, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$0.9863.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by or under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of directors, management or other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. This process includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of August 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of August 31, 2012 and no material weaknesses were discovered.

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

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is an “accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to internal controls over financial reporting for the year ended August 31, 2012. The auditor’s attestation is filed as Exhibit 99.2 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit Committee and Related Information” contained in the Company’s AIF is incorporated by reference herein.  In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT LLC) and are financially literate. The Board has determined that Brian D. MacEachen is the audit committee financial expert, in that he has an understanding of generally accepted accounting  principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The information provided under the heading “External Auditor Service Fees” contained in the Company’s AIF is incorporated by reference herein.  McCarney Greenwood LLP acted as the Company’s independent auditor for the fiscal years ended August 31, 2012 and 2011.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists as of August 31, 2012 information with respect to the Company’s known contractual obligations. [NTD: Requires updating]

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Accounts Payable	6,701,269	6,701,269	-	-	-
Long Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	1,298,904	301,199	596,019	401,686	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	8,000,173	7,002,468	596,019	401,686	-

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

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKTstandards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on is required to state its quorum requirement in its bylaw. The Company’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Company carrying voting rights at the meeting of shareholders.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the Toronto Stock Exchange are similar, but there are some differences including the threshold for shareholder approval set at 25% of outstanding shares. The Company will seek a waiver from NYSE Amex’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

The foregoing are consistent with the laws in Canada.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.avalonraremetals.com. Information contained on our website is not part of this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended August 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

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
R. James Andersen
Vice President, Finance and Chief Financial Officer

Date: November 29, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form

99.2	Audited Consolidated Financial Statements for the years ended August 31, 2012, and 2011, including the report of the auditors with respect thereto

99.3	Management’s Discussion and Analysis for the year ended August 31, 2012

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of McCarney Greenwood LLP

99.9	Consent of Roscoe Postle Associates Inc.

99.10	Consent of Jason J. Cox

99.11	Consent of Tudorel Ciuculescu

99.12	Consent of John Goode

99.13	Consent of Ali Habibi

99.14	Consent of Dr. William Mercer

99.15	Consent of Donald Bubar

99.16	Consent of Benjamin Webb

99.17	Consent of TetraTech - WEI ( formerly Wardrop Engineering Inc.)

99.18	Consent of Acme Analytical Laboratories Ltd.

99.19	Consent of ALS Laboratory Group

99.20	Consent of SNC-Lavalin Inc.

99.21	Consent of David Marsh

99.22	Consent of Dezhi Qi

99.23	Consent of Donald H. Hains

