Form 40-F
period 2013-08-31
Avalon Rare Metals Inc.
filed 2013-12-02
CIK 1362898

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

 or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended     August 31, 2013                Commission File Number     001-35001

Avalon Rare Metals Inc.

(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 103,796,986

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐ Yes  ☒ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Avalon Rare Metals Inc. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2013 and dated as of November 28, 2013 is incorporated herein by reference and as an exhibit to the Registration Statement on Form F-10 of the Company (File No. 333-190771), as amended or supplemented (the “Registration Statement”).

The audited consolidated financial statements of the Company for the years ended August 31, 2013 and 2012 including the report of the auditors with respect thereto, are incorporated herein by reference and as an exhibit to the Registration Statement.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2013 is incorporated herein by reference and as an exhibit to the Registration Statement.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, which may not be based on historical fact. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. Statements that are not based on historical fact contained in Annual Report, including through documents incorporated by reference, are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect our current view with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by us, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;

•	rare earth and by-product commodity prices;

•	metallurgical recoveries;

•	operating costs;

•	achievement of current timetables for development;

•	strength of the global economy;

•	availability of additional capital; and

•	availability of supplies, equipment and labour

Factors that could cause our actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” herein and the following:

•	risks related to our history of losses, lack of operating history and ability to generate material revenues;

•	risks related to establishing new mining operations in the event that we elect to proceed with the development of one of our mineral projects;

•	risks related to our need for additional financing;

•	risks related to any joint venture or strategic alliances that may be entered into by us;

•	risks related to securing product off-take agreements on a timely basis;

•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;

•	uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;

•	risks related to the possible existence of rights and interests of aboriginal groups, which may limit our ability to develop our properties;

•	risks related to the need to acquire properties for the hydrometallurgical plant and rare earth refinery for the Nechalacho Project;

•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by us;

•	risks related to the demand for rare earth minerals and fluctuations in mineral prices;

•	risks related to competition and the actions of competitors;

•	uncertainties relating to the fact that our mineral resources and minerals reserves are only estimates;

•	risks related to possible shortages of supplies, equipment and labour;

•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;

•	risks that we will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;

•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which our activities are subject;

•	uncertainties involving uninsured risks;

•	risks related to our ability to attract and retain qualified management and technical personnel;

•	uncertainty whether we will acquire commercially mineable ore deposits or whether the current mineral deposits identified by us can be developed as commercially viable ore bodies;

•	risks related to the availability and reliability of adequate infrastructure;

•	risks and hazards inherent to the mining industry;

•	risks related to any changes in critical accounting estimates that adversely affect our financial results;

•	risks related to potential conflicts of interest of our directors and officers who may have involvement with other resource companies;

•	risks related to our “passive foreign investment company” status under United States law; and

•	risks related to fluctuations of currency exchange rates.

Most of the foregoing factors are beyond our ability to control or predict. Although we have attempted to identify important factors that could cause actual results, performance achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur. The forward-looking statements contained herein, in the accompanying prospectus and in the documents incorporated by reference herein and therein are qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date the statements are made. The forward-looking statements contained herein are presented for the purpose of assisting investors in understanding our expected financial and operating performance and our plans and objectives in making an investment decision and may not be appropriate for other purposes.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 30, 2013, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$1.0553.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by or under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors (the “Board”), management or other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. This process includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of August 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of August 31, 2013 and no material weaknesses were discovered.

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

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is an “accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to internal controls over financial reporting for the year ended August 31, 2013. The auditor’s attestation is filed as Exhibit 99.2 and is incorporated by reference in this annual report on Form 40-F.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The information provided under the heading “External Auditor Service Fees” contained in the Company’s AIF is incorporated by reference herein. McCarney Greenwood LLP acted as the Company’s independent auditor for the fiscal years ended August 31, 2013 and 2012.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists as of August 31, 2013 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Accounts Payable	2,642,031	2,642,031	-	-	-
Long Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	1,107,542	357,172	650,749	99,621	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	3,749,573	2,999,203	650,749	99,621	-

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

Audit Committee Charter

The Company’s Audit Committee charter is available on the Company’s website at www.avalonraremetals.com or in print to any shareholder who provides the Company with a written request to the Chief Financial Officer, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, M5H 3P5, Canada. A copy of the Audit Committee charter is also attached as Appendix A to the Company’s AIF.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

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

The Company has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of Compensation Committees of U.S. domestic issuers. As a foreign private issuer, the Company is not required to comply with these rules.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended August 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
R. James Andersen
Vice President, Finance and Chief Financial Officer

Date: November 29, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form

99.2	Audited Consolidated Financial Statements for the years ended August 31, 2013, and 2012, including the report of the auditors with respect thereto

99.3	Management’s Discussion and Analysis for the year ended August 31, 2013

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of McCarney Greenwood LLP

99.9	Consent of Roscoe Postle Associates Inc.

99.10	Consent of Tudorel Ciuculescu

99.11	Consent of Dr. William Mercer

99.12	Consent of Donald Bubar

99.13	Consent of Benjamin Webb

99.14	Consent of Acme Analytical Laboratories Ltd.

99.15	Consent of ALS Laboratory Group

99.16	Consent of David Marsh

99.17	Consent of Micon International Limited

99.18	Consent of SNC-Lavalin Inc.

99.19	Consent of Kevin Hawton

99.20	Consent of Knight Piesold Limited

99.21	Consent of Bernard Foo

99.22	Consent of Richard Gowans

99.23	Consent of Christopher Jacobs

99.24	Consent of Jane Spooner

