Form 20-F
period 2014-08-31
Avalon Rare Metals Inc.
filed 2014-12-01
CIK 1362898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2014

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______________

Commission file number: 001-35001

AVALON RARE METALS INC.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

130 Adelaide St. West, Suite 1901, Toronto, Ontario M5H 3P5, Canada
(Address of principal executive offices)

R. J. Andersen, Tel: 416-364-4938 Fax: 416-364-5162
130 Adelaide St. West, Suite 1901, Toronto, Ontario M5H 3P5, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

Common Shares	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 126,343,686 common shares as at August 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]      No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]      No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]      No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [   ]      Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]      No [X]

This annual report is prepared as of December 1, 2014.

Introduction

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or “Avalon” refers to Avalon Rare Metals Inc.

This Annual Report, Exhibits 15.1 to 15.19 included with this Annual Report and the financial statements included in this Annual Report are expressly incorporated by reference into this Annual Report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Avalon Rare Metals Inc. (File No. 333-190771), as amended or supplemented.

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States.

Qualified Persons

Except as otherwise noted in this Annual Report, Mr. Donald S. Bubar, P.Geo., President and Chief Executive Officer, Mr. David Marsh, FAusIMM (CP), Vice President, Metallurgy and Interim COO and Dr. William Mercer, P.Geo., Vice President, Exploration are qualified persons for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and have reviewed and approved the technical information included in this Annual Report. See also Item 7. – Major Shareholders and Related Party Transactions – C. Interests of Experts and Counsel.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities regulations. There are risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare earth and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” herein and the following:

•	risks related to the Company’s history of losses, lack of operating history and ability to generate material revenues;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;

•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;
•

uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;

•	risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the Hydrometallurgical Plant and rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare earth minerals and fluctuations in mineral prices;
•	risks related to competition and the actions of competitors;
•	uncertainties relating to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies; and
•	risks related to fluctuations of currency exchange rates.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

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

Cautionary Note to United States Investors Concerning Reserve and Resource Estimates

The reserve and resource estimates in this Annual Report have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of the amount of minerals contained in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended August 31, 2014, 2013 and 2012, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For the years ended August 31, 2011 and 2010, we prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and included a reconciliation from Canadian GAAP to U.S. generally accepted accounting principles (“US GAAP”), describing the effects on the Company’s consolidated financial statements. Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

Glossary of Mining Terms

Anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

Anomaly	Any concentration of metal noticeably above or below the average background concentration.

Anorthosite	An unusual mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar

Assay	An analysis to determine the presence, absence or quantity of one or more components.

Calcined	Heated to a high temperature but below the melting or fusing point, causing loss of moisture, reduction or oxidation, and the decomposition of carbonates and other compounds.

Comminution	The reduction to a powder.

Cubic metres or m3	A metric measurement of volume, being a cube one metre in length on each side.

Diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimetres or more in diameter.

Fault	A fracture in a rock where there has been displacement of the two sides.

Feasibility Study

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Feldspar

Any of a group of abundant rock-forming minerals occurring principally in igneous, plutonic, and some metamorphic rocks, and consisting of silicates of aluminum with potassium, sodium, calcium, and, rarely, barium.

Grade

The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Hectare or ha	An area totaling 10,000 square metres and 2.47 acres.

Highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Intrusive	A rock mass formed below earth’s surface from magna which has intruded into a preexisting rock mass.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S.
Investors Regarding Reserve and Resource Estimates” above.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a Pre- Feasibility Study or Feasibility Study.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Pegmatite	A coarse-grained granite, sometimes rich in rare elements such as uranium, tungsten, and tantalum.

Plagioclase	Any of a common rock-forming series of triclinic feldspars, consisting of mixtures of sodium and calcium aluminum silicates.

Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

Preliminary Economic Assessment or Scoping Study	A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pre-feasibility study (preliminary feasibility study)

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable mineral reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Proven mineral reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Syenite	Coarse-grained intrusive igneous rock with a general composition similar to that of granite, but deficient in quartz, which, if present at all, occurs in relatively small concentrations.

Metric tonne or tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

Part I

Item 1. Identity of Directors, Senior Management and Advisors

            Not applicable.

Item 2. Offer Statistics and Expected Timetable

            Not applicable.

Item 3. Key Information

A. Selected Financial Data

            The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements.

            For the years ended August 31, 2014, 2013 and 2012 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our August 31, 2011 consolidated financial statements were originally prepared in accordance with Canadian GAAP, consistent with the year ended August 31, 2010. We have adjusted our consolidated financial information as at and for the year ended August 31, 2011, in accordance with IFRS 1, and adopted IFRS with a transition date of September 1, 2010.

            The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3. Key Information – D. Risk Factors” and “Item 5 - Operating and Financial Review and Prospects.”

            The table below sets forth selected consolidated financial data under IFRS as issued by the IASB, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. The information has been derived from our annual audited consolidated financial statements, including as set forth in “Item 18 — Financial Statements.”

            The tables below set forth selected consolidated financial data under IFRS for the years ended August 31, 2014, 2013, 2012 and 2011.

            In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	August 31,	August 31,	August 31,	August 31,
	2014	2013	2012	2011
Operating Revenues	$-	$-	$-	$-
Loss before other items	(5,730,581)	(11,199,164)	(11,152,194)	(8,709,760)
Net Loss for the Year	(5,730,581)	(11,199,164)	(11,152,194)	(8,709,760)
Net Comprehensive Loss for the Year	(5,730,581)	(11,199,164)	(11,152,194)	(8,709,760)
Loss per Share, Basic and Diluted	(0.05)	(0.11)	(0.11)	(0.09)
Total Assets	116,837,367	111,845,946	124,081,323	123,815,949
Total Liabilities	3,742,967	2,878,631	6,804,869	3,792,595
Share Capital	158,553,485	149,379,724	149,045,672	146,244,597
Total Equity	113,094,400	108,967,315	117,276,454	120,023,354
Weighted Average Number of Common Shares Outstanding	112,724,520	103,683,356	103,224,070	93,074,790
Dividends declared	Nil	Nil	Nil	Nil

Exchange Rates

            All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth the average exchange rates for the Canadian Dollar and U.S. Dollar for the five most recent financial years indicated based on the noon buying rate per the Bank of Canada (1 Canadian dollar = US$X), calculated by using the average of the exchange rates on the last day of each month during each financial year.

Year Ended August 31,	Average
2011	US$ 1.0150
2012	US$ 0.9929
2013	US$ 0.9848
2014	US$ 0.9276

            The following table sets forth the high and low exchange rate for the past six months. As of November 24, 2014, the exchange rate was US$0.8864 for each CDN$1.

Month	High	Low
May 2014	US$ 0.9247	US$ 0.9085
June 2014	US$ 0.9393	US$ 0.9122
July 2014	US$ 0.9416	US$ 0.9149
August 2014	US$ 0.9251	US$ 0.9103
September 2014	US$ 0.9241	US$ 0.8913
October 2014	US$ 0.9017	US$ 0.8783

B. Capitalization and Indebtedness

            Not Applicable.

C. Reasons for the Offer and Use of Proceeds

            Not Applicable.

D. Risk Factors

            An investment in securities of Avalon is highly speculative and involves significant risks. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to world prices for rare metals, rare earth elements (“REE”) and other rare minerals and the economic forces that influence capital markets. Any one of the following risk factors could materially affect Avalon’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward looking statements relating to Avalon. Additional risks and uncertainties not currently identified or that Avalon currently believes not to be material also may materially and adversely affect Avalon’s business, financial condition, operations or prospects.

            We have No Operating Revenues and a History of Losses.

            The Company has had no operating revenues and a history of losses, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. The Company will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that the Company will be able to do so.

            We have No History of Operations.

            Avalon is an exploration and development company and has no history of mining or refining mineral products from its properties. As such, any future revenues and profits are uncertain. There can be no assurance that the Nechalacho Project or any other project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. The Company will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that the Company will generate revenue from any source, operate profitably or provide a return on investment in the future.

            There is uncertainty regarding our ability to continue as a going concern.

            The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

            The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

            The development of the Nechalacho Project involves numerous uncertainties and there are no guarantees that it will be successful.

            Mine development projects typically require long time frames and significant expenditures before production is possible. Bringing the Nechalacho Project into successful operation is dependent on many factors such as:

•	the availability of funds to finance construction and other capital expenditures and to provide working capital;
•	the timing and availability of permits and other approvals to proceed with construction and to operate the mine and processing facilities;
•	the completion of negotiations with First Nations and other Aboriginal groups and stakeholders affected by the project;
•	the completion of acquisition of a property or properties for the processing facilities and the availability of infrastructure necessary for construction and operation;
•	the negotiation of sales or off-take contracts for the planned production from the project; and
•	the completion of negotiations with strategic partners for the provision of additional investment and/or the provision of technical assistance or services.

            Other unanticipated problems and delays may arise in the development of the Nechalacho Project and, accordingly, the Company may not be successful in establishing mining and processing operations.

            Additional Financing may be needed for our business operations and there are no guarantees that we will be able to raise sufficient funds.

            The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources, along with anticipated funds to be raised through “at the market” issuances pursuant to the Sales Agreement described below, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of 2015, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mining industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, and could require the Company to reduce general and administrative expenses or impair the Company’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

            We May Fail to Identify Joint Venture Partners or May Fail to Successfully Manage Joint Ventures.

            As part of the Company's development strategy, the Company is considering a number of alternatives to access development capital for its mineral properties, including joint ventures with strategic partners. However, there can be no assurance that the Company will be able to identify joint venture candidates or that it will succeed at effectively managing the operation of any joint venture. Unprofitable joint ventures may adversely affect the price of the Company’s common shares and negatively affect the Company's results of operations.

            We will need to enter off-take agreements and failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project.

            The Company intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho Project in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project.

            The Ore Type at the Nechalacho Project is Unique and there is a risk that the metallurgical process that we anticipate using will not perform at commercial scale as expected.

            The ore type at the Nechalacho Project is unique and one for which known metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench and pilot scale will not perform at commercial scale as expected. The failure of such metallurgical process, when applied to the ore at the Nechalacho Project, could materially and adversely affect the Company’s expected development and production schedule.

            Title to some of our mineral properties may be challenged or defective. Aboriginal groups may raise title disputes in relation to land claims and any impairment or defect in title could have a negative impact on our results of operations and financial condition.

           The Company’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims. Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Company’s properties, which, if successful, could impair the Company’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Company’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

            An impairment to or defect in the Company’s title to its properties could have a material adverse effect on the Company’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Company’s profitability.

            The Company will need to enter into agreements with applicable Aboriginal groups to complete the development of the Nechalacho Project. The Company has entered into an accommodation agreement with the Deninu K’ue First Nation (“DKFN”) which provides for business and employment opportunities for the DKFN and contains measures to mitigate the environmental and cultural impacts of the project. The Company is seeking to enter into similar agreements with the Lutsel K’e Dene First Nation (the “LKDFN”) and Yellowknives Dene First Nation (the “YKDFN”), but there is no assurance that these agreements will be completed in a timely manner or at all. Even after the accommodation agreements are entered into, the continuing co-operation of the First Nations will be required to implement the terms of the agreements and proceed with the Nechalacho Project. Any failure of co-operation by these or any other potentially impacted Aboriginal groups could result in delay of work on the Nechalacho Project. The Company also has entered into a Participation Agreement with the Northwest Territory Métis Nation (“NWTMN”). This agreement provides for training, employment, and business opportunities for the NWTMN related to the Project and associated facilities in the Northwest Territories. The Participation Agreement also contains measures to mitigate environmental and cultural impacts that may result from the project development.

            We may need to acquire additional properties for our hydrometallurgical plant which may significantly delay the development of the Nechalacho Project as a whole.

     As parts of the Nechalacho Project, in the current Feasibility Study (“FS”), the Company plans for a hydrometallurgical plant to be located at Pine Point, 85 kilometres east of Hay River, Northwest Territories and a rare earth refinery to be located in Geismar, Louisiana. The Company has applied to the relevant government departments for surface leases on the Pine Point location, but such surface leases have not yet been granted, and the application for a surface lease on the portion of the Pine Point location intended for use as a tailings management facility has been returned by the government department in charge of that property. Any grants and surface leases, if granted, may be subject to the rights of holders of exploration claims or other subsurface rights, which may be inconsistent with the use of the property for the hydrometallurgical plant. In addition, economic factors such as power cost and infrastructure factors such as the adequacy of road and/or rail access may cause the Company not to proceed with acquiring the Pine Point surface leases.

            As the Company’s initial purchase option on the land parcel in Geismar, Louisiana expired on December 1, 2013, Avalon entered into a new purchase option with a different property owner on a different, adjacent, land parcel. This new option expires on December 15, 2014. Other sites in western Canada are also under consideration for the location of an updated Hydrometallurgical Plant. Subsequent to Fiscal 2014, three potential sites were identified in Saskatchewan which are now undergoing further evaluation.

            If the properties in Pine Point, Geismar or a suitable alternative are not acquired, the Company will need to identify and acquire another suitable site or sites for its hydrometallurgical plant and rare earth refinery, which may significantly delay the development of the Nechalacho Project as a whole.

            Our feasibility study relies upon estimates based on assessments of current and future market conditions and available technical information concerning the Nechalacho Project, which are only projections and are inherently uncertain.

            The Company’s expected production schedules, capital costs, engineering and construction estimates and operating costs which are included in this Annual Report are contained in the Feasibility Study and described in our material change report dated April 29, 2013 and our management’s discussion and analysis of results of operations and financial condition for the fiscal year ended August 31, 2013. The FS relies upon estimates based on assessments of current and future market conditions and available technical information concerning the Nechalacho Project. Accordingly, the results indicated by the FS are projections only and are inherently uncertain. In particular, actual capital costs may significantly exceed those estimated by the FS, and engineering and construction estimates and schedules set forth in the FS may prove materially inaccurate.

            Anticipated operating costs and production schedules set forth in the FS are based upon a variety of factors, including:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•	anticipated recovery rates of REE and other minerals from the ore;
•	cash operating costs of comparable facilities, supplies/consumables and equipment;
•	anticipated climatic conditions; and
•	forecasts for foreign exchange markets, and discount rates.

            Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company in the future may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including: lack of availability of raw material or equipment; unexpected construction or operating problems; metallurgical performance; unanticipated geologic features; short-term operating factors; delays in delivery of consumables; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost and consumption rate of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

            Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is developed may have a material adverse effect on the Company’s ability to finance or complete construction of the Nechalacho Project and on the Company’s business, results of operations and financial condition.

            Changes in the market price of rare earth minerals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

            The Company’s revenues, if any, from the Nechalacho Project and any of its other projects, are expected to be derived in large part from the mining and sale of rare metals and minerals. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control, including international economic and political conditions (such as the complaint filed with the World Trade Organization and won by the United States, the European Union and Japan against China’s REE export restrictions in 2014), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of rare metal, REE and other rare mineral substitutes; rare metal, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of REE and therefore the Company’s ability to finance the construction of the Nechalacho Project and economic viability of the Company’s operations cannot be accurately predicted.

            REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Prices have not recovered materially in 2013 or 2014. Demand for REE products may be impacted by demand for products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for REE products, which would have a material adverse effect on the Nechalacho Project and the Company’s business. In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand. Strong REE prices, as well as real or perceived disruptions in the supply of REE, also create economic incentives to identify or create alternate technologies that ultimately could depress future long-term demand for REE products, and at the same time may incentivize development of additional mining properties to produce REE. For example, automobile manufacturers have previously announced plans to develop motors for electric and hybrid cars that do not require REE products due to concerns about the available supply of rare earths. If the automobile industry or other industries reduce their reliance on rare earth products, the resulting change in demand could have a material adverse effect on the Company’s business. In particular, if prices or demand for rare earths were to decline, this could impair the Company’s ability to obtain financing for the Nechalacho Project and its ability to find purchasers for its products at prices acceptable to the Company.

            We operate in a highly competitive industry and some of our competitors may engage in predatory pricing behaviour or manipulation of the available supply of REE.

     An increase in the global supply of rare metal and REE products, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project. The pricing and demand for rare metal and REE products is affected by a number of factors beyond the Company’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world’s supply of REE. It has in recent years reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Prices have not recovered materially in 2014. Higher rare earth prices have caused a number of companies to engage in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE. Any increase in the amount of rare earth products exported from China or from mines outside China and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project. As a result of these factors, the Company may not be able to compete effectively against future competitors.

            Any unexpected costs or delays in the commercialization of rare earth products could have a material adverse effect on our ability to finance construction of and successfully operate the Nechalacho Project.

            The success of the Nechalacho Project will depend, in part, on the establishment of new markets by the Company or third parties for certain rare earth products that may be in low demand, the creation of new markets and the successful commercialization of REE products in existing and emerging markets. Any unexpected costs or delays in the commercialization of any of the foregoing products and applications could have a material adverse effect on our ability to finance construction of and successfully operate the Nechalacho Project.

            Competition for recruitment and retention of qualified personnel, for which we compete with other exploration companies, many of which have greater financial resources than us, and a shortage of equipment and supplies could adversely affect our ability to operate our business.

            The Company will be dependent on various supplies, equipment, parts and labour and the services of contractors to carry out construction of the Nechalacho Project and to carry out its other exploration and development projects. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Company’s ability to successfully construct and operate the Nechalacho Project and carry out its other exploration and development activities.

            Mineral resource and mineral reserve estimates are based upon estimates made by Company personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. There is no certainty that any of the mineral resources or mineral reserves identified on the Nechalacho Project will be realized, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Evaluations of drilling results are ongoing, but until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.

            In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, metal prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

            The Company’s estimated mineral resources and mineral reserves should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Readers should be cautioned not to place undue reliance on these estimates. The Company cannot be certain that its mineral resource and mineral reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;
•	increases in the capital or operating costs of the mine;
•	changes in the life-of-mine plan;
•	the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered; or
•	metallurgical performance could differ from forecast.

            The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Company.

            We may not be able to obtain all required Permits and Licenses to place our properties into production.

            The construction and operation of the Nechalacho Project and the other exploration and development operations of the Company require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, mining and processing operations at its projects. If the Company proceeds to production on the Nechalacho Project or any other project, licenses and permits may contain specific operating conditions and there can be no assurance that these conditions will not result in material increases in capital or operating costs or reductions in anticipated production, or that the Company will be able to comply with any such conditions. Costs related to applying for and obtaining permits and licenses or complying with the requirements they impose may be prohibitive and could delay planned exploration, development, construction or operation activities. Failure to comply with applicable laws, regulations and permitting requirements or with the conditions contained in licenses or permits may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

            Parties engaged in exploration, development, mining or processing operations may be required to compensate those suffering loss or damage by reason of the those activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

            Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

            All phases of the Company’s exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws and the regulations adopted thereunder address emissions into the air, discharges into water, management of waste, management of hazardous substances, the transportation of hazardous and/or radioactive substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or result in substantial costs and liabilities to the Company in the future. Furthermore, environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operators may exist on the Company’s properties.

            We do not maintain insurance with respect to certain high-risk activities, which exposes us to significant risk of loss.

            In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

            The loss of key management personnel may adversely affect our business and results of operations.

            The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Nechalacho Project and other projects, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

            The mining industry is highly speculative and involves substantial risks.

            Mineral exploration and development is highly speculative, and certain inherent exploration risks could have a negative effect on the Company. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

            The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore;
•	conduct environmental, social, economic and technical studies; and
•	construct, renovate or expand mining and processing facilities.

            In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

            We operate in a highly competitive industry.

            The mineral exploration and development industry is intensely competitive. Significant competition exists for the marketing of the minerals that the Company intends to produce as well as the acquisition of mineral concessions, claims, leases and other mineral interests. The Company may be at a competitive disadvantage in arranging for the sale of products intended to be produced at the Nechalacho Project or other properties, or in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

            Our exploration activities are subject to various federal, provincial, state and local laws and regulations.

            The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management, transportation and use of toxic, hazardous and/or radioactive substances and explosives;
•	management of tailings and other wastes generated by the Company’s operations;
•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;

•	taxation;
•	regulations concerning business dealings with native groups;
•	labour standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

            Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or changes to or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

            Exploration activities depend on adequate infrastructure and we cannot be assured that our properties will maintain adequate infrastructure.

            Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

            Mining and resource exploration is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business and plans.

            Mineral exploration, the development and construction and operation of mines and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Company is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Company has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

            Changes in Critical Accounting Estimates Could Adversely Affect Financial Results.

            Avalon’s most significant accounting estimates relate to the carrying value of the Company’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Company’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where impairment indicators exist, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Other significant estimate relates to accounting for stock based compensation and warrant valuation. Option and warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year, or of the value of the Company’s warrants denominated in foreign currency.

            Certain officers and directors may be in a position of conflicts of interest.

            Certain of the Company’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the Company’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act (“CBCA”) and other applicable laws.

            We believe that we may be a "passive foreign investment company" for the current taxable year which would likely result in materially adverse United States federal income tax consequences for United States investors.

            U.S. investors in the Company’s common shares and warrants should be aware that the Company believes it was classified as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) during its tax year ended August 31, 2014, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

            A U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, if the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. Alternatively, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the common shares.

            This risk factor is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.” Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

            We are subject to foreign currency fluctuations.

            It is expected that a significant portion of the Company’s revenue from the sale of its products from the Nechalacho Project will likely be priced in U.S. dollars, whereas most of its operating costs will likely be incurred in Canadian dollars and other international currencies. In addition, a significant portion of the capital costs for the construction of the mining plant at the Nechalacho Project will also likely be priced in U.S. dollars. The fluctuation in the exchange rate between the U.S. dollar and the Canadian dollar and other international currencies may have a significant impact on the future profitability of the Company and it may also significantly increase or decrease the capital costs for the Nechalacho Project.

            Our common shares have experienced volatility in share price.

            In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuation in price will not occur.

            Additional financing may be needed for our business operations which may lead to dilution of our current shareholders

            The Company will require additional funds, in addition to those funds which have been raised and may be raised in the future under the Sales Agreement and the Purchase Agreement described below, to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Company raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Company’s shareholders. Future sales of common shares or warrants of the Company in public or private markets could adversely affect the trading price of the Company’s common shares and its ability to continue to raise funds by new offerings of common shares or warrants.

            We do not currently intend to pay cash dividends.

            The Company has not paid any dividends on its common shares. Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances.

            Our Use of Proceeds

            Management will have certain discretion over the use of proceeds of any offering of securities as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of securities. Management may use the net proceeds of any offering of securities in ways that an investor may not consider optimal. The results and effectiveness of the application of the net proceeds of any offering of securities are uncertain.

            We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

            The Company is a Canadian corporation and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws. Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this Annual Report based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence outside of Canada.

            There is no market for our warrants.

            There is no existing trading market for warrants to purchase the common shares of the Company. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that you will be able to sell any of those securities at a particular time (if at all). The Company may not list any of its warrants on any Canadian or U.S. securities exchange, and the common shares could be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;
•	changes in the Company’s financial performance or prospects;
•	changes or perceived changes in the Company’s creditworthiness;
•	the prospects for companies in the Company’s industry generally;
•	the number of holders of those securities;
•	the interest of securities dealers in making a market for those securities; and
•	prevailing interest rates.

Item 4. Information on the Company

A. History and Development of the Company

            Avalon Rare Metals Inc. was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act (“BCA”)) under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Company and Meadfield Mining Corp.

            On September 29, 1994, the Company consolidated its share capital on a five-for-one basis and changed its name to Avalon Ventures Ltd.

            On July 18, 2005, the Company carried out a transition under the BCA by filing Notice of Articles and at the same time adopted new Articles to bring them in line with the requirements and alternatives available under the BCA, including increasing its authorized share structure to an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. The new Articles also reduced the percentage of votes required from 75% to 66 2/3% to pass special and separate resolutions and gave authority to the Board of Directors to make capital alterations and changes to the Company’s name as permitted under the BCA.

            On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc.

            On February 9, 2011, the Company continued under the CBCA.

            The Company’s head and registered office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, (416) 364-4938.

            The Company is a reporting issuer in all of the provinces (except for the Province of Quebec) and territories of Canada. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange in Canada (the “TSX” or the “Exchange”), on the NYSE MKT LLC (the “NYSE MKT”) in the United States, in each case under the symbol “AVL” and are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

            The Company operates principally in Canada and is currently extra-provincially registered to carry on business in Ontario, British Columbia, Northwest Territories, Nova Scotia and New Brunswick.

            Avalon is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon operates primarily in Canada with a focus on rare earth elements REE, and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal: tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

            The Company is in the process of exploring or developing three of its six mineral resource properties. For at least the last three years the Company has expended substantially all of its efforts on the development of Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”). The Company completed its feasibility study (“FS”) on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced project and only material property. A preliminary site preparation water license and land use permit has been issued which provides approval for first year site preparation work at the Nechalacho site. If approved, the full operational license and permit for the Nechalacho site are anticipated to be issued in mid-2015. The Company’s principal capital investments have been in its resource properties, with expenditures totalling $9,561,375, $19,121,915 and $32,646,542 in Fiscal 2014, 2013 and 2012 respectively.

            Since the completion of the FS, Avalon has been focused on optimization work on the project development model, including metallurgical process optimization work and mine plan optimization. Although preliminary estimates of the capital and operating costs associated with these new processes may be higher than those contained in the FS, it is anticipated that the increased revenues from the additional “heavy” rare earths, europium through lutetium (“HREE”) production may yield an overall improvement in project economics.

            In early 2014 the Company entered into an agreement with Solvay, to have Solvay toll-process the Company’s rare earth concentrate into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France (the “Solvay Refining Agreement”). Commencing December 31, 2014, Solvay will have certain termination rights until project financing is achieved. In addition, Solvay has begun to provide Avalon with technical support for the further design optimization, engineering and commissioning of Avalon’s hydrometallurgical processing plant (the “Hydrometallurgical Plant”).

            Under the terms of the Solvay Refining Agreement, Avalon can ship a concentrate to La Rochelle containing 98.5% Rare Earth Oxide (“REO”) and Solvay will return separated oxides of praseodymium (Pr), neodymium (Nd), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), lutetium (Lu) and yttrium (Y) ranging in purity from 99.5% to 99.99% . The agreement also provides Solvay with the opportunity to purchase selected REO from Avalon. All refined rare earth products not purchased by Solvay can be sold by Avalon and delivered directly from the La Rochelle plant.

            Avalon is continuing its feasibility study optimization work and it is now integrating the Solvay Refining Agreement into the project development model.

            The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. Contemporaneously with this filing, the Company is releasing its third comprehensive Sustainability Report entitled Lead. Collaborate. Diversify. (the "2014 Sustainability Report").

            The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. China is the major supplier of REE to the world. Policy directives announced by the Chinese government over the past five years have resulted in a net reduction in export quotas of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

B. Business Overview

Operations and Principal Activities

            The Company is a mineral exploration and development company with a primary focus on rare metals and minerals. Avalon presently owns six rare metals and mineral projects in Canada, three of which are under active development, but none of which are in production. It also owns royalty interests in two development projects which are not in production. For at least the last three years the Company has expended substantially all of its efforts on the development of Nechalacho Project.

            The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

            The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has completed an Accommodation Agreement with the DKFN. Negotiations towards signing similar accommodation agreements with the LKDFN and the YKDFN continue.

            The general area around the Project is also subject to Aboriginal rights asserted by other Aboriginal groups, including Métis represented by two organizations; the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded an agreement with the NWTMN (the “Participation Agreement”) which provides for training, employment, and business opportunities for the NWTMN related to the Project and associated facilities in the Northwest Territories. The Company has also commenced negotiating an agreement with NSMA.

            Avalon’s next steps are primarily focused on continuing its optimization work, with a view to producing an updated technical report incorporating the results of such work. Other goals include completing land use permit and water license applications, carrying out an additional pilot plant trial of the new Hydrometallurgical Plant flowsheet (to confirm reagent recycle performance), finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing.

            The key factors going forward influencing the timely execution of the Nechalacho Project are securing one or more strategic or financial partners, securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction permits.

            The Company currently relies on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at August 31, 2014, the Company had working capital of $5,607,733 (which is calculated by adding back the liability for warrants denominated in foreign currency of $1,720,622 to the net current assets of $3,887,111). The Company also may potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

Significant Acquisitions and Significant Dispositions

            The Company has not made any significant acquisitions or dispositions since the end of its 2013 fiscal year.

Competition

            The mining industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company’s. The Company competes with other mining companies in connection with the acquisition of rare earth metals and mineral properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Dependence on Customers and Suppliers

            The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

Seasonality

            Certain of the Company’s operations are conducted in the NWT. The weather during the spring and fall seasons can be extreme and can cause interruptions or delays in the Company’s operations. As a result, the preferable time for activities in these regions is the winter and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to mitigate the risks of forest fires.

Government and Environmental Regulation

            The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

See also Item 3. Key Information – D. Risk Factors – Regulations and Mining Law, Governmental Regulation.

Corporate Social Responsibility (“CSR”)

            Contemporaneously with the filing of this annual report, the Company released its third comprehensive Sustainability Report. The 2014 Sustainability Report is available for download on the Company’s website at: http://www.avalonraremetals.com. The 2014 Sustainability Report does not form part of this annual report.

            The 2014 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, the Company conducted a detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. This report focuses on the social, environmental and economic issues that are most material to the Company.

            The 2014 Sustainability Report also incorporates a self-assessment of Fiscal 2014 performance and sets targets for 2015 against the applicable Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31.

            In addition to the safety performance improvements and Minister of AANDC approval for the Nechalacho Project, the report highlights many other positive accomplishments such as the risk management program, management system development and environmental leadership in the development of REE effluent standards to name a few. Avalon is committed to signing a Socio-Economic agreement with the Government of the Northwest Territories prior to starting construction and will continue to negotiate and implement Accommodation Agreements with the Company’s Aboriginal partners.

            To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets regularly to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the SAC Chair. The SAC participated in the preparation of the 2014 Sustainability Report.

C. Organizational Structure

            The Company has four directly wholly-owned subsidiaries - Nolava Minerals Inc. (“Nolava”) (a Delaware company), Avalon Rare Metals Ltd. (a Delaware company), Avalon Rare Metals Processing Inc. (a Mississippi company), and 8110131 Canada Inc. (“8110131”) (a Canada company), and one indirectly-owned subsidiary – Avalon Rare Metals Processing LLC (a Delaware limited liability company, wholly owned by Avalon Rare Metals Ltd.). None of these subsidiaries has carried on any operations since their incorporation except for the staking and exploration of certain mining claims in Utah, U.S.A. by Nolava and the acquisition of certain royalties by 8110131.

D. Property, Plants and Equipment

            The Nechalacho Project is the Company’s only material tangible fixed asset.

Nechalacho Project

            (I)        Property Description and Location

            The Nechalacho Deposit is situated on the Company’s Thor Lake property, located in Canada’s Northwest Territories (“NWT”), 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System (NTS) map sheet 85I/02 at approximately 62°06’30”N and 112°35’30”W (6,886,500N, 417,000E - NAD83).

            The Thor Lake property consists of five contiguous mineral leases (totalling 4,249 hectares or 10,449 acres) and three claims (totalling 1,869 hectares, or 4,597 acres). The claims were staked in 2009 to cover favourable geology to the west of the mining leases.

            The mining leases have a 21-year life and each lease is renewable in 21-year increments. Annual payments of $4.94 per hectare ($2.00 per acre) are required to keep the leases in good standing. Avalon owns the leases subject to various legal agreements described below. The mineral claims are in good standing with the next renewal date being October 24, 2015. As the required work is $5 per hectare, the total required annually on the claims is $9,301.31 and the fee due is $465.07.

            Two underlying royalty agreements were inherited with the title to the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement. The Murphy Royalty Agreement is a 2.5% NSR royalty and has a provision for Avalon to buy out the royalty at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2014 this amounted to approximately $1.3 million). The Calabras/Lutoda Royalty Agreement totals 3% NSR. In June, 2012, 8110131 Canada Inc., a wholly owned subsidiary of the Company, acquired the NSR under the Calabras/Lutoda Royalty Agreement for $2.0 million.

            (II)       Permit Status and Environmental Issues

            The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation. The area is also subject to a settled Land Claim of the Tli Cho Government who refer to the area as the Monfwe overlap.

            Under the Mackenzie Valley Resource Management Act (“MVRMA”) and Regulations, the Mackenzie Valley Land and Water Board (“MVLWB”) administers land use permits and water licenses. Upon completion of a preliminary screening process, projects deemed to potentially have significant adverse impacts are referred to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) to initiate an environmental assessment process. The MVRMA allows local and particularly aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

  Preliminary screening (MVLWB)
  Environmental assessment (MVEIRB)
  Environmental impact review (MVEIRB, if necessary)

            Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted. Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take-off and landing (STOL) airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011. The land use permit for the construction of the airstrip has since been satisfactorily concluded. Current exploration activities at Thor Lake are under a new land use permit issued by the MVLWB on June 23, 2011, for a period of five years beginning on July 5, 2011.

            On April 23, 2010, Avalon submitted a land use and water license permit application through the MVLWB, for the mining, flotation processing and hydrometallurgical processing in the NWT. Upon completion of the MVLWB preliminary screening process, the Nechalacho Project was referred to the MVEIRB on June 11, 2010, for environmental assessment.

            On May 20, 2011, the Company submitted the Developers Assessment Report (“DAR”), (more commonly referred to as an Environmental and Social Impact Statement). In November, 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference. First Round information requests were received and addressed from November 2011 to May 2012. In mid-August 2012, Avalon participated in the environmental assessment process technical sessions organized by MVEIRB for various regulators and community representatives. Subsequently, Avalon completed and submitted all additional work and undertakings requested by MVEIRB and other regulators for clarification purposes at the technical sessions. Avalon then entered and completed the Second Round Information Requests stage. The environmental assessment process ended with public hearings held on February 18 – 20, 2013 in Yellowknife, NWT and February 22, 2013 in Fort Resolution, NWT. The final Report of Environmental Assessment (the “Report of EA”) was released by MVEIRB on July 26, 2013, recommending approval by the responsible Ministers. This approval was received on November 4, 2013. Applications for the necessary construction and operating permits and licences were submitted in December 2013, and were subsequently amended into a two phase permitting process of 1) low impact site preparation activities and; 2) the full construction and operations permits. A Class A Land Use Permit and Class B Water Licence were approved on April 24, 2014 and May 22, 2014 respectively for identified low impact activities including site preparation, early camp erection, portal development and associated infrastructure such as roads, power and water treatment expected to take up to a full year, pending financing. Avalon submitted a $50,000 security payment for the first phase of this activity and completed the site clearing phase of the project. The additional phases may proceed with the filing of additional site security. The permitting process for the full construction and operating permits continued to advance, including public Technical Review Session held in Yellowknife July 22-24, 2014. The Company expects that the necessary permits and licences, if granted, will be in place to allow site construction activities to proceed as presently scheduled by mid-2015.

           In its 220 page Report of EA, MVEIRB set out five measures that, when implemented, will mitigate any predicted environmental impacts so that they are no longer significant. These measures require the Company to:

•	Ensure through comprehensive monitoring that the water released from the Project into the receiving environment does not cause significant impacts;

•	Develop and implement a wildlife and wildlife habitat protection plan and wildlife effects monitoring program, with an emphasis on caribou, and mitigation if required; and

•	Complete a socio-economic agreement with the Government of the Northwest Territories ("GNWT") before construction begins.

            Initial work on advancing plans to implement the measures identified above has been well advanced, including engagement with the Company’s Aboriginal partners and regulators. As part of its philosophy of open and transparent communications, engagement with aboriginal partners on the environmental management plans required as part of the permitting process was initiated prior to submission to the regulators, helping to both improve the quality of the plans and facilitate the permitting process. Following the technical review sessions with regulators and the communities of interest, the Company has submitted proposed and updated water quality monitoring programs, wildlife and wildlife habitat protections plan and a wildlife effects monitoring program for which discussions are ongoing. The socio-economic agreement has been put on hold pending the GNWT devolution process and finalizing of the project designs.

            A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

     Avalon has received a letter from Transport Canada that confirmed that the water bodies located within the tailings management facility (TMF) are not considered navigable and do not require any additional authorizations from Transport Canada. A section 35(2) fisheries authorization or letters of advice from the Department of Fisheries and Oceans (DFO) under the Fisheries Act (Canada) may be required, though the ponds within the TMF are not considered as fisheries habitat (do not contain fish).

            Avalon renewed its annual Quarry Permit on August 20, 2014. This permit allows Avalon to remove up to 72,000 cubic metres of stone/rock and 10,000 metres of sand and gravel for construction purposes. A prepayment of $105,000 has been made for anticipated royalties for this material.

            Past exploration activity on the Thor Lake property included underground bulk sampling, drilling and trenching on a separate rare metals resource called the North T deposit. Stockpiles of waste rock from underground development have been progressively reclaimed by Avalon without obligation. Three old construction camp trailers have been sent to Yellowknife for disposal while three remaining trailers have been refurbished for future use by Avalon, and a building is being used to store equipment. There is little surface disturbance from historical exploration activities apart from miscellaneous buildings, a 60,000 gallon capacity fuel tank farm (empty), a tent camp and a core storage area left on the Thor Lake property. There are no other significant environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm was consumed during the 2007 and 2008 exploration programs. The Company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. During 2014, a fire break was constructed around the property and a fire sprinkler system installed on the core storage area as a precaution against forest fires concerns during the year.

            (III)      Accessibility, Climate, Physiography and Planned Infrastructure

            The Thor Lake property is characterized by low relief, between 230 m and 255 m above sea level and relatively subdued topography. The area is a typical boreal forest of the Canadian Shield and is primarily covered by open growths of stunted spruce, birch, poplar and jack pine which mantle isolated, glaciated rocky outcrops. Approximately one third of the property is occupied by lakes and swamps. Thor Lake is generally shallow with typical depths of the order of three to four metres.

            Topography is typical of the Canadian Shield, gently rolling with abundant bedrock exposure with glacial till cover, numerous shallow lakes. Vegetation is dominated by spruce and poplar which do not grow to a size to be harvested economically.

            Air temperature at the Nechalacho site recorded from June, 2008 to October, 2010 displayed typical seasonal fluctuations, with warm temperatures occurring from late May to August, with the coldest period occurring from December to February. The monthly average temperatures expected at site range from -26°C in January to 16°C in July. Monthly average temperatures rise above 0°C for significant periods of time in May and fall below 0°C for significant periods in October.

            Average annual total precipitation at Thor Lake is approximately 275 mm. Rainfall predominates during May to October, and snowfall predominates during October to April. Six snow courses were established throughout the Nechalacho site in March, 2009. Mean snow depths varied from 31.3 cm to 66.6 cm in the vicinity of Thor Lake. Forested areas that were generally less exposed to wind had a tendency to accumulate the thickest snowpacks.

            Relative humidity is generally highest during the winter months, while summers are generally drier.

            The dominant wind direction at the site is from the east-northeast during November to June. Wind directions had a tendency to be more dispersed from July to October; however, an east-northeast trend was still evident. The average hourly wind speed at 20 m above ground level is 4.54 m/s. Wind speeds at 20 m above ground are generally in the range of 2 to 6 m/s, with occasional wind speeds exceeding 10 m/s.

            The Thor Lake site has no road access from Yellowknife, although there is a historical 5 kilometre road from the Thor Lake site to the shore of Great Slave Lake. This road is presently used to haul supplies shipped by barge or trucked on an ice road to the Thor Lake site. At the present time year round access is primarily achieved by aircraft. The use of winter ice roads on Great Slave Lake is also feasible, but is not included as an integral part of the Technical Report (as defined herein). A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed. Electrical power at the site will be initially provided by a diesel power generating station, supplemented if possible by renewable energy sources including solar power. The diesel plant design is based upon having spare capacity at any given time.

            The proposed location of the hydrometallurgical plant contemplated in the FS is at Pine Point, NWT, which is a brownfield site formerly used as a lead/zinc mining operation located 90 kilometres east of Hay River in the NWT. This proposed site is accessible by all-weather roads and highways. A temporary barge dock and yard at the shore of Great Slave Lake would be developed for the movement of concentrate and supplies. Offices, shops, yards, and access roads to the tailings management facility and the temporary barge dock on Great Slave Lake would need to be developed. Electrical power would be obtained from the southern NWT power grid, from the Taltson Dam hydroelectric facility. The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

            (IV)      Geology and Mineralization

            The Nechalacho rare metals deposit is hosted by the peralkaline Blachford Lake intrusion, an Aphebian-age ring complex emplaced in Archean-age supracrustal rocks of the Yellowknife Supergroup. The principal rock types in the intrusion are syenites, granites and gabbros and associated pegmatitic phases hosting rare metal mineralization. The key rock units in the vicinity of the mineralization are the Grace Lake Granite, the Thor Lake Syenite and nepheline-sodalite syenite referred to by Avalon as the “Nechalacho Nepheline Syenite”. The Grace Lake Granite surrounds the Thor Lake Syenite with the two separated by the enigmatic "Rim Syenite". The host of the Nechalacho Deposit mineralization, the Nechalacho nepheline syenite, is within and below the Thor Lake Syenite, and exposed locally in the northwest part of the Thor Lake Syenite.

            Five distinct zones or deposits of rare metal mineralization have been identified as being of potential economic interest: the Nechalacho Deposit and smaller North T, South T, S and R Zones. The Nechalacho Deposit is the largest, containing significant yttrium, tantalum, niobium, gallium and zirconium mineralization. The Nechalacho Deposit is particularly notable for its enrichment in the more valuable HREEs such as europium, terbium and dysprosium, relative to light rare earth elements (“LREEs”) such as lanthanum and cerium.

            The Nechalacho nepheline syenite that hosts the Nechalacho Deposit has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

  It has a distinct chemical composition showing undersaturation in quartz, with nepheline and sodalite variously as rock-forming minerals.

  It has cumulate layering.

  It contains zircono-silicates including eudialyte.

  It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth mineralization.

            This syenite is only exposed at surface in a window through the Thor Lake Syenite in the area encompassing Long Lake to Thor Lake. It is believed to dip underneath the Thor Lake Syenite in all directions. This is supported by drilling north of Thor Lake, within and close to Cressy Lake. Also, the Nechalacho Deposit mineralization, which occurs in the top, or apex, of the syenite, is also present in throughout this window through the Thor Lake Syenite. This unnamed syenite is referred to in the AIF as the "Ore (Nechalacho) Nepheline Sodalite Syenite".

            The Nechalacho Deposit is a tabular hydrothermal alteration zone extending typically from surface to depths of approximately 200, characterized by alternating sub-horizontal layers of relatively high and lower grade REE mineralization. HREEs are present in the Nechalacho Deposit in fergusonite ((Y, HREE) NbO4) and zircon (ZrSiO4), whereas the LREEs are present in bastnaesite, synchysite, allanite and monazite. Niobium and tantalum are hosted in columbite as well as fergusonite.

            There is a gradual increase in HREE from surface to depth within the Nechalacho Deposit with the lowermost sub-horizontal layer, which is also the most laterally continuous, being referred to as the Basal Zone. Accordingly typical proportions of heavy rare earth oxides (“HREO”) relative to total rare earth oxides (“TREO”) in Upper Zone can be 6% to 10% but in the Basal Zone averaging over 20% and reaching as high as 50% in individual samples. There is also a tendency for the Basal Zone, which undulates to some extent, to increase in HREO with depth.

            The Nechalacho Nepheline Syenite consists of a layered series of increasingly peralkaline rocks with depth. A consistent downward progression is observed from hanging wall sodalite cumulates, through coarse grained to pegmatitic nepheline aegirine syenites which are locally enriched in zirconosilicates, to foayaitic syenite with a broad zone of altered “pseudomorphs-after-eudialyte” cumulates (referred to above as the Basal Zone). This upper sequence is strongly to intensely hydrothermally altered by various sodic and iron-rich fluids. Pre-existing zircon-silicates (eudialyte) are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals. Below the Basal Zone cumulates, mineralization decreases rapidly, but alteration decreases more gradually, with relict primary mineralogy and textures increasingly preserved. Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite. Drilling has not extended beyond this sodalite lithology to date. Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

            The part of the Nechalacho Deposit alteration system that is enriched in REEs varies between 80 metres and 190 metres in vertical thickness, with the alteration usually starting from the surface. The whole alteration system is enriched to varying degrees in rare earth elements, zirconium (Zr), niobium (Nb) and tantalum (Ta), relative to unaltered syenite, with average values over the whole approximately 200 metres thick alteration package of approximately 0.75% to 1.0% total rare earth oxides.

            Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less enriched REE zones. Within the more intensely altered zones, the effect is that the original textures and mineralogy of the host rock are no longer apparent.

            These zones of increased alteration, which can vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher. The lowermost band, referred to as the Basal Zone, contains the highest proportion of HREO. Overall, the HREO proportion of the TREO within the 80 metres to 190 metres thick alteration system is typically between 7% and 15%. However, within the Basal Zone, this proportion is typically greater than 20% and can locally exceed 30% over the full width.

            (V)        Exploration History

            The Thor Lake area was first mapped by J. F. Henderson and A. W. Joliffe of the Geological Survey of Canada (“GSC”) in 1937 and 1938. According to National Mineral Inventory records of the Mineral Policy Sector, Department of Energy, Mines and Resources, the first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K. D. Hannigan for uranium.

            In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T Zone.

            In 1976, Highwood Resources Ltd., (“Highwood”) in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property and the property was staked in 1976 and 1977. From 1976 and 1979, exploration programs included geological mapping, sampling trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Nechalacho Deposit (referred to as the “Lake Zone” in the historic reports). This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs.

            Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (“Placer”) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted geophysical surveys on the Nechalacho Deposit. Eighteen holes were drilled in 1980 in 1981. Preliminary metallurgical scoping work was also conducted, but, when the mineralization did not prove amenable to conventional metallurgical extractions of tantalum, Placer relinquished its option in April 1982.

            From 1983 to 1985, work on the property was concentrated on the T Zone and included geochemical surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada. Five holes were also drilled in the Nechalacho Deposit to test for high grade tantalum-niobium mineralization and to determine zoning and geological continuity. Two additional holes were completed at the northeast end of Long Lake to evaluate high yttrium and REE values obtained from nearby trenches.

            In August 1986, the property was joint ventured with Hecla Mining Company of Canada Ltd. (“Hecla”). In 1988, earlier holes were re-assayed and 19 more holes were drilled into the Nechalacho Deposit, primarily in the southeast corner, to further test for yttrium and REE. However, in 1990, after completing this and considerable work on the T Zone, including some limited in-fill drilling, extensive metallurgical testing and conducting a marketing study on beryllium, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (“Conwest”) until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd. (“Mountain”), a private company controlled by Royal Oak Mines Ltd. (“Royal Oak”), acquired the 34% controlling interest of Highwood.

            In late 1999, the application was withdrawn. Royal Oak’s subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Company (“Dynatec”). In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec.

            In 2001, Navigator Exploration Corp. (“Navigator”) entered into an option agreement with Highwood. Navigator's efforts were focused on conducting additional metallurgical research at a third party geotechnical consultant firm in order to define a process for producing a marketable tantalum concentrate from the Nechalacho Deposit. These efforts produced a metallurgical grade tantalum (Ta)/zirconium (Zr)/niobium (Nb)/yttrium (Y) /REE bulk concentrate. The option was dropped in 2004, however, in view of falling tantalum prices and low tantalum contents in the bulk concentrate.

            Beta Minerals Inc. (“Beta”) acquired Highwood’s interest in the Thor Lake property in November 2002 under a plan of arrangement with Dynatec. No work was conducted at Thor Lake by Beta and in May of 2005 Avalon purchased from Beta a 100% interest and full title, (subject to royalty interests), to the Thor Lake property.

            In 2005, Avalon conducted extensive re-sampling of archived Nechalacho Deposit drill core to further assess the yttrium and heavy REE resources on the property. In 2006, TetraTech-WEI (formerly Wardrop Engineering Inc.) (“TetraTech”) was retained to conduct a Preliminary Economic Assessment of the Nechalacho Deposit (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201-REP-R0001-03). In 2007, Avalon commenced further drilling of the Nechalacho Deposit.

            (VI)        Drilling

            Avalon has carried out the following drilling on the Nechalacho Deposit, summarized to August 31, 2014:

Year	Diameter	Drill holes	Metres
2007	BTW	13	2,440.47
	TOTAL	13	2,440.47
2008	NQ2	70	14,033.65
	TOTAL	70	14,033.65
2009	HQ	43	8,794.32
2009	NQ	26	5,476.78
	TOTAL	69	14,271.10
2010	HQ	86	23,840.43
2010	PQ	20	3,754.00
	TOTAL	106	27,594.43
2011	HQ	43	10,967.22
2011	NQ	21	3,923.96
2011	PQ	46	10,864.60
	TOTAL	110	25,755.78
2012	HQ	73	18,100.90
2012	PQ	13	3,160.45
	TOTAL	86	21,261.35
2013	HQ	16	2,977.30
	TOTAL	16	2,977.30
2014	HQ	15	3,135.00
	PQ	7	1,773.00
2014	TOTAL	22	4,908.00
Total to August 31, 2014		492	113,242.08

           Minor differences to previous tables disclosing historic drilling statistics are due to previous errors and decisions by the data compilers as whether to exclude or include abandoned holes with no assays.

            Resource estimates with the effective date of May 3, 2013 included drill results up to August 27, 2012 and the updated resource estimates, completed after the Technical Report, included drill results up to March 2, 2013. See “Nechalacho Project - Mineral Resource Update”.

            (VII)      Sampling, Analysis and Security of Samples

            A comprehensive core logging and sampling protocol was established for the July 2007 drilling program. This protocol has been strictly applied for all of the drilling programs since 2007. In addition, a comprehensive geotechnical logging protocol was introduced at the start of the summer 2009 drill program. The Company's Vice President, Exploration, William Mercer, Ph.D., P.Geo. (Ontario), P. Geo (NWT), provided overall direction on the project and is responsible for monitoring the QA/QC protocol for the laboratory analyses and provided overall direction on the project.

            Core sizes range from BTW diameter for the initial 2007 drill program to NQ2 in the winter/summer 2008 program and NQ2 or HQ in 2009 and 2010. Since 2011, a second rig recovering very large PQ sized core was mobilized to site to maximize the amount of material available for the bulk sample while the first rig continued with HQ equipment.

            Core is placed in standard wooden core boxes at the drill by the driller helper, with a wooden marker placed at the end of each core run marking the metreage from the surface. Throughout the BTW-NQ programs drill rods were imperial lengths of 10 feet, and core markers were written in feet on one side of the wooden block, and using a metric conversion chart, written in metres on the opposite side of the block. The HQ drilling initially used both imperial and metric rods, so markers were in both feet and metres to ensure proper measurement.

            In general, in the mineralized zones, core recovery is very high, effectively 100%. As a result, core handling is not expected to materially affect the results in terms of accuracy or reliability. In addition, as the mineralization is disseminated, there is not expected to be a significant sampling effect on accuracy or reliability.

            After inspection by the geologist at the drill, the boxes are closed with wooden lids and taken to the core logging facility at the camp by snowmobile in the winter and by boat and ATV in the summer. At camp, the boxes are opened by the geologist on outdoor racks. In good weather, logging and other geotechnical measurements are done outside; in poor weather and in winter, core is processed in a heated core shack. Core is initially measured to determine recoveries, and marked incrementally every metre. This marking serves as a guide for magnetic susceptibility, rock quality determinations (“RQD”), and density measurements. Magnetic susceptibility is measured every metre with a hand-held ‘KT- 10 magnetic susceptibility meter’. Density is measured every five metres by weighing a section of drill core in air and then weighing by submersing the sample in water and comparing the difference between dry and submersed weight. A typical core sample for density measurement averages 10 centimetres in length. Geotechnical logging, comprising RQD, are performed for each run.

            Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole. On average, assay samples are two metres long except where, in the geologist’s opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20m thick, even spaced sampling is not considered a significant factor in resource estimation. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well-defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians. All geological, geophysical and geotechnical data was originally entered into a custom designed database, provided and maintained by an external consulting firm.

            Subsequently, starting in 2012, Avalon started using Maxwell Geoservices software (LogChief and DataShed) to enter and control data into the Datashed database.

            At the first step of data entry, the data is checked for corrected and completed required fields which are necessary to import into LogChief. Adjusted procedures for different fields in LogChief can be considered control manager on data entry and possible available errors. Those parts of the data which includes errors are rejected and sent back to field geologists for correction. The data are then synchronized from LogChief to DataShed. An exception to the sampling process described above is that for PQ core. Due to the weight of the core, about 18 kgs per metre, and for safety reasons related to lifting heavy samples, samples were restricted to 1 metre core lengths.

            Due to the strong hydrothermal alteration of all lithologies, identifying specific precursor lithologies has proven quite difficult, particularly in the early drill programs. Early lithological coding tended to incorporate hydrothermal alteration, commonly making it difficult to correlate units between drill holes. As more information became available from deeper drilling and specific textures and lithologies were compared to other unaltered, alkaline deposits elsewhere, such as Illimausaq in Greenland, a new lithological code was produced using, as a basis, the recognizable precursor lithologies. This has greatly advanced the understanding of the lithology, mineralogy, and to a lesser degree the petro-genesis of the deposit.

            After all tests and core observations are completed, and prior to splitting, the core is photographed outdoors using a hand-held digital camera. Down-hole distance and hole number are marked so as to be visible in all photos. Core is generally photographed in groups of six boxes. Starting in the 2009 summer drill program, drill core was also logged for geotechnical characteristics. This was initiated with the guidance of external geotechnical consultants. Some of the holes were logged from top to bottom, while others were logged above, below, and within the Basal Zone, to determine rock quality characteristics of both the mineralized zones and country rocks. Efforts were made to select holes with varying orientations to provide comprehensive orientation characteristics of planar structural features. The geotechnical logging was done on core logging sheets and entered electronically in to a custom-designed Excel spreadsheet provided by the geotechnical consultants. A total of 385 holes were logged in whole or in part. Holes which were partially logged included the Basal Zone and a minimum 10 metre interval above and below. When the core has been logged and photographed, it is stored in core racks outside the core splitting tent, from which they are then brought in to the core shack to be split and sampled. Core photos are stored on the camp computer in addition to an external hard drive.

            For all core except PQ, the core splitter would break the core into smaller lengths to fit into the mechanical core splitter, split the core in half, and placed one half in a plastic sample bag with the other half placed back into the core box in sequence to serve as a permanent record. In programs after 2009, for mineralized intervals, the core was split initially into halves and then one half into quarters. One quarter was utilized as an assay sample, a second quarter retained as a library sample, and the full half core bagged in intervals identical to the sample interval, as a metallurgical sample. The sample interval is marked on a sample tag in a three-part sample book and a tag with the corresponding sample number is placed in the sample bag. The sample bag is also marked with the corresponding sample number using a felt marker. The bag is then either stapled or zip-tied closed, and placed in a rice bag with two other samples. Most rice bags contain three samples to keep weight to a manageable level. The rice bag is then marked on the outside with corresponding sample numbers contained within, and a second number identifying the rice bag itself. A sample shipment form is then completed, generally in increments of 50 rice bags, which constitutes a single shipment. The sample form is enclosed in an appropriately marked rice bag, with a duplicate paper copy kept in camp, and also kept on electronic file.

            Starting in winter 2010, a second drill was added, also using HQ core. This core was sampled as above. From July 2010 on, this rig was converted to PQ diameter core in order to obtain more metallurgical sample. This core, weighing about 18 kg per metre, was initially sawn in order to acquire an assay sample of about 1.5kgs, with a second cut for a library sample of about 1.5 kg, leaving about 14 kg for metallurgical purposes. However, due to the hardness of the rock, it was deemed that sawing the core was impractical due to low productivity. Consequently a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and a library sample were split out and the remaining 3.3 mm material retained for metallurgical purposes. The results of the test that studied the particle size distribution and the homogeneity of the sample indicated that this was a satisfactory procedure for both assaying and metallurgy, and for mineralized intervals this PQ core procedure continued to be followed. For unmineralized core, a section was sawn off weighing about 3-5 kgs per sample to avoid the cost of crushing whole core and the remaining core stored at site.

            Standards are inserted routinely every 15th sample with ALS Laboratory Group (“ALS”) and every 35th sample with Acme Analytical Laboratories Ltd. (“Acme”). Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample. Samples are shipped by air from Thor Lake to Yellowknife. The standard shipment is 50 rice bags, or a total of 150 samples per shipment. The rice bags are zip-tied for security, and are met and unloaded in Yellowknife by a representative of Discovery Mining Services (“Discovery”). Discovery takes the samples to its warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp, and accompanies the shipment. The samples are then taken by Discovery to the core processing lab facilities of either Acme or ALS. At this point, the laboratories take custody of the samples. Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary. For samples from drill holes completed in 2007, every sample pulp was duplicated and sent to a secondary laboratory for check analyses. Subsequent to this (2008 to 2009), approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory. Standards are inserted in the duplicate sample stream by Avalon employees prior to shipping to the secondary laboratory.

            All remaining drill core is stored on site at Thor Lake. Core is temporarily racked at the exploration camp while being logged. In summer 2012, a large core storage facility was constructed at the T Zone Mine site that was sufficiently large to store all drill core from the project. In addition, samples rejects were brought from Yellowknife in wooden bins, each of about one tonne. Pulp samples and further sample rejects are stored in a locked secure facility within Yellowknife airport. Historic core, particularly T-Zone core, is stored at the mine site, while Nechalacho Deposit core is stored at the camp storage.

            Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the “older holes”. These did not have internal Quality Assurance/Quality Control (QA/QC) and were analyzed for a limited set of elements; however, six of the old holes were reassayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario, and the secondary laboratory was Acme in Vancouver, British Columbia. Samples were shipped to the facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Acme in Vancouver for complete check analysis.

            For the 2008 winter and summer programs, the preparation laboratory was Acme in Yellowknife, Northwest Territories and the primary analytical laboratory was the Acme laboratory in Vancouver, British Columbia. A split of every tenth sample reject was sent to ALS laboratory in Vancouver, British Columbia for check analyses. All core was analyzed by Acme using two analytical packages: Group 4A and Group 4B. ALS analyzed the samples with the MS81 method. Acme’s Group 4A is a whole rock characterization package comprising four separate analytical tests. Acme’s Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (ICP-MS). This package comprises two separate analyses. For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Acme, were shipped to ALS, where the samples were analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry (ICP-AES) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

            Starting with the winter 2009 drilling campaign, all samples were prepared at the ALS preparation facility in Yellowknife, Northwest Territories, and a subsample shipped and analyzed at ALS in Vancouver, British Columbia by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis (ALS sample method ME-MS81). All samples contained within intercepts above the 1.6% cutoff criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared from the sample reject which, with inserted standards and blanks, was sent to Acme Analytical in Vancouver, British Columbia for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested. Values were reported by the laboratories in parts per million (“ppm”) and converted to rare earth and rare metal oxides by Avalon geologists.

            Since 2007, Avalon has commissioned a specialist laboratory from British Columbia to generate standards called AVL-H, AVL-M or AVL-L (2007), S0409 (2010) (sometime referred to as H2) and S229 and S236 (2010). For the 2007 standards and S0409, Avalon then commissioned an independent consultant to review the round robin and assess the quality of the data and for S339 and S336 another independent consultant was similarly commissioned.

            Statistics on QA/QC samples submitted during the period January 2011 to August 2012 are presented below.

QA/QC Samples Submitted From January, 2011 to August, 2012
QC Category	DH Sample Count	QC Sample Count	Ratio of QC Samples to DH Samples
Company Standards	16,914	1,117	1:15
Company Blanks	16,914	453	1:37
Laboratory Duplicates	16,914	2,019	1:8
Field Duplicates	16,914	88	1:192

            The following table shows the interlab comparison for the period June 2010 and December 2011.

Laboratory Comparison Results for All Elements
Element	No. of Samples	Mean 1 (ALS)	Mean 2 (Acme)	SD 1 (ALS)	SD 2 (Acme)	CV 1 (ALS)	CV 2 (Acme)	RPHD%[1]
La	453	1996.72	1882.70	1153.64	1076.56	0.58	0.57	2.69
Ce	451	4398.52	4184.67	2535.14	2392.85	0.58	0.57	2.24
Pr	453	558.23	518.04	331.16	300.76	0.59	0.58	3.21
Nd	453	2166.97	2069.39	1297.18	1223.40	0.60	0.59	1.97
Sm	453	456.80	422.45	290.66	265.58	0.64	0.63	3.56
Eu	453	52.32	49.91	34.33	32.65	0.66	0.65	2.07
Gd	453	357.29	359.70	257.90	256.03	0.72	0.71	-0.80
Tb	453	48.63	48.37	44.61	43.68	0.92	0.90	0.01
Dy	452	240.93	235.89	258.54	252.82	1.07	1.07	1.05
Ho	453	41.09	38.98	50.96	50.06	1.24	1.28	5.24
Er	453	101.74	96.24	137.84	132.60	1.35	1.38	4.59
Tm	453	13.25	13.25	18.48	18.48	1.39	1.39	-0.44
Yb	453	80.59	81.97	112.45	112.15	1.40	1.37	-3.44
Lu	453	11.37	11.08	15.76	15.32	1.39	1.38	-0.39
Y	453	964.62	914.19	1144.75	1072.82	1.19	1.17	2.22
Zr- ICPMSh	451	16794.83	16441.79	11635.23	11661.55	0.69	0.71	1.51

Zr-XRF	497	22748.89	20472.55	11023.60	9747.00	0.48	0.48	5.16
Nb- ICPMSh	452	2045.91	1937.76	1173.36	1158.36	0.57	0.60	2.82
Nb-XRF	228	3645.18	3169.35	1189.18	994.35	0.33	0.31	7.00
Ta	453	217.29	207.36	169.17	157.83	0.78	0.76	1.45
Hf	453	380.31	369.85	274.54	268.91	0.72	0.73	1.47

RPHD: Relative Percent Half Difference

            Avalon monitors the results of its internal standards during routine analysis of drill core. Due to the large number of elements involved, it would be impractical to apply a normal logic table of failures where an analysis batch is failed on the basis of issues with one element. Avalon followed the following procedure for assessing analytical data: Batches were not failed if the samples analysed were clearly far below any economic levels (not mineralized), unless the standards results were very grossly out.

            The results of the standards were reviewed to see how many elements were out of acceptable range as recommended in the standard certification, and if four elements were out of range (greater than three standard deviations), but two high and two low, and the remaining 14 elements were in range, the batch was accepted.

            If five elements or more elements were out of acceptable range (greater than three standard deviations), and all in the same direction, either biased all high or all low, then the batch was re-analysed.

            More recently, subsequent to the May 3, 2013 resource estimate, Avalon added an additional criterion as follows: If the overall NMR (Net Metal Return) of the standard is outside the range of +/-10% of the recommended value, then the batch is considered for reanalysis.

            (VIII)        Feasibility Study

            (i)              Mineral Resource and Mineral Reserve Estimates

            Resource Estimate

            The mineral resource estimate for the Nechalacho Project presented in the FS based on the block model prepared by Avalon was audited originally by Roscoe Postle Associates Inc. (“RPA”) on November 21, 2012. Subsequent to this, Avalon updated the database and re-estimated the resource as of May 3, 2013. The update included correction of some minor assay data entry errors and drill hole locations. The net effect of these changes is considered immaterial as the resource change was less than 1% in most individual parameters. The largest changes were for ZrO2 grade, and the effect was an increase in grade in Measured and Indicated resources of between 0.1% and 3.2% of the overall grade in the various categories.

            The resource estimated by Avalon and accepted by RPA that was the basis for the mineral reserves estimate given below (See “Nechalacho Project – Mineral Reserve Estimate”) for the Nechalacho deposit is summarized in the table below. The mineral resource is reported at a cut-off value of US$320/t. The effective date of the mineral resource estimate is May 3, 2013. This resource has been subsequently updated as of August 15, 2013 (See “Nechalacho Project – Mineral Reserve Estimate”). The tables of the May 3, 2013 mineral resource have been provided for completeness purposes.

Nechalacho Deposit Mineral Resource Estimate as at May 3, 2013
Category	Zone	Tonnes (million)	TREO (%)	HREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured	Basal	10.86	1.67	0.38	3.23	0.40	0.04
	Upper	-	-	-	-	-	-
Total Measured		10.86	1.67	0.38	3.23	0.40	0.04
Indicated	Basal	55.81	1.55	0.33	3.01	0.40	0.04
	Upper	54.59	1.42	0.14	1.96	0.28	0.02
Total Indicated		110.40	1.49	0.24	2.49	0.34	0.03
Measured and Indicated	Basal	66.67	1.57	0.34	3.05	0.40	0.04
	Upper	54.59	1.42	0.14	1.96	0.28	0.02
Total Measured and Indicated		121.26	1.50	0.25	2.56	0.34	0.03
Inferred	Basal	61.09	1.29	0.25	2.69	0.36	0.03
	Upper	122.28	1.26	0.12	2.21	0.32	0.02
Total Inferred		183.37	1.27	0.17	2.37	0.33	0.02

1.	CIM definitions were followed for Mineral Resources.
2.

Mineral Resources are estimated at a NMR cut-off value of US$320/t. NMR is defined as “Net Metal Return” or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

3.	An exchange rate of US$1=CAD1.05 was used.
4.	Heavy rare earth oxides (HREO) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
5.	Total rare earth oxides (TREO) is HREO plus light rare earth oxides (LREO): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
6.

Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.

7.	ZrO2 refers to zirconium oxide, Nb2O5 refers to niobium oxide and Ta2O5 refers to tantalum oxide.

1	CIM definitions were followed for Mineral Resources.
2.

Mineral Resources are estimated at a NMR cut-off value of US$320/t. NMR is defined as “Net Metal Return” or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

3.	An exchange rate of US$1=CAD1.05 was used.

4.	Heavy rare earth oxides (HREO) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
5.	Total rare earth oxides (TREO) is HREO plus light rare earth oxides (LREO): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
6.

Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. The proportions are based on the actual planned production from the Nechalacho project.

7.	ZrO2 refers to zirconium oxide, Nb2O5 refers to niobium oxide, and Ta2O5 refers to tantalum oxide.

            The cutoff grade was determined using both rare metals and rare earths as they all contribute to the total revenue of the Nechalacho deposit. An economic model was created, using metal prices that were updated from those used in the pre-feasibility study, flotation and hydrometallurgical recoveries, the effects of payable percentages, and any payable Net Smelter Return (NSR) royalties. The payable percentages of elements (Zr, Nb, Ta) contained within the Enriched Zirconium Concentrate (“EZC”) were also included. The net revenue generated by this model is termed the NMR. The mineral resource estimate is based on the minimum NMR value being equal to an operating cost of US$320/t, a break-even cut-off value.

            Resource Database

            The database for the November 21, 2012 mineral resource estimate for the Nechalacho deposit contained 490 drill holes totalling 104,918.7 m. The database included 51 historic drill holes amounting to 5,588 m and 439 recent drill holes with a total length of 99,330.6 m. The estimate was based on 33,236 samples assayed for rare metals, rare earths, and other elements, from 450 drill holes, 48 historical and 402 recent. Samples from 41 historical drill holes have incomplete or no REE assays results. Only 21 of the historical drill holes sampled the Basal Zone, as it was not a target at that time.

            The up-dated database and re-estimated resource for the Nechalacho Deposit made by the Company as of May 3, 2013 are based upon detailed core logging, assays and geological interpretation by Avalon geologists and independently audited by RPA. The only change from the November 2012 Update is correction of some minor errors in the database that had no material effect, except to change some numbers in the second decimal place as noted above. The drill holes and their related assays form the basis for the creation of two domains of REE mineralization: an upper LREE-enriched domain (Upper Zone) and a lower HREE enriched domain (Basal Zone).

            Resource Classification

            For all domains, blocks populated using a 240m X 240m X 120m search ellipse and up to 120m away from a drill hole were classified as inferred.

            Within the Upper Zone, blocks populated using a 60m X 60m X 30m search ellipse and a minimum of 2 drill holes were classified as Indicated. A manually digitized contour was used to reclassify isolated blocks or patches of Indicated material into the Inferred category. No Upper Zone material was classified as Measured.

            Within the Basal Zone, blocks populated using a 60m X 60m X 30m search ellipse and up to 60 m away from a drill hole were classified as Indicated. A manually digitized contour was used to select and reclassify isolated blocks or patches of Indicated material to the Inferred category.

            In the Basal Zone, two separate areas supported by diamond drilling spaced at 25m were manually digitized to define the Measured blocks.

            The classification details are outlined in the table below.

Zone	Classification	Distance to Nearest Drill hole	Minimum Number of Drill holes
Basal	Measured	≤30m (by manually digitized contour)	1
	Indicated	≤60m	1
	Inferred	≤120m	1
Upper	Measured	N/A	N/A
	Indicated	≤60m	2
	Inferred	≤120m	1

            Mineral Reserve Estimate

            The mineral reserve estimate for the Nechalacho Project presented in the feasibility study was estimated from the block model prepared by Avalon and audited originally by RPA on November 21, 2012 which was updated and re-estimated as of May 3, 2013. The mineral reserve estimate is derived from this block model by applying the appropriate technical and economic parameters to extraction of the REE with proven underground mining methods.

            The mineral reserve has been estimated based on conversion of the high grade mineral resources at a cutoff value greater than US$320/t NMR. Payable elements include the REE, zirconium, niobium and tantalum. No Inferred mineral resources were converted to mineral reserves. The high grade mineral resources are 34.7% and 14.7% of the total Measured and Indicated mineral resources, respectively.

            The key design criteria set for the Nechalacho mine are:

  Initial design based on a 20-year life-of-mine (LOM) of high grade material.
  Mechanized cut or drift and fill and long hole mining methods with paste backfill.
  Minimum mining thickness of 5 m.
  Extraction ratio of 94.2%.
  Internal dilution of 8.5%.
  External dilution of 5% applied to all stopes.
  Estimated total average dilution for the life of mine of approximately 11%.
  Production rate of 2,000 t/d ore (730,000 t/y).
  Ore bulk density of 2.91 t/m3.

            The mineral reserve estimate for the Nechalacho Project shown in the table below has an effective date of May 3, 2013. The figures in the table are rounded to reflect that the numbers are estimates. The conversion of mineral resources to mineral reserves includes technical information that requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon International Limited (“Micon”) does not consider them to be material.

            To the best of Micon’s knowledge there are no legal, political, environmental, or other issues which would materially affect development of the estimated mineral reserve.

Mineral Reserve Estimate as at May 3, 2013
Description	Mineral Reserve Category
	Proven	Probable	Proven and Probable
Tonnage (Mt)	3.68	10.93	14.61
TREO (%)	1.7160	1.6923	1.6980
HREO (%)	0.4681	0.4503	0.4548
HREO/TREO	27.28%	26.61%	26.78%
La2O3	0.256%	0.256%	0.256%
Ce2O3	0.570%	0.567%	0.568%
Pr2O3	0.072%	0.071%	0.071%
Nd2O3	0.284%	0.283%	0.283%
Sm2O3	0.065%	0.065%	0.065%
Eu2O3	0.008%	0.008%	0.008%
Gd2O3	0.062%	0.061%	0.061%
Tb2O3	0.010%	0.010%	0.010%
Dy2O3	0.058%	0.056%	0.056%
Ho2O3	0.011%	0.010%	0.010%
Er2O3	0.029%	0.027%	0.028%
Tm2O3	0.004%	0.004%	0.004%
Yb2O3	0.023%	0.022%	0.022%
Lu2O3	0.003%	0.003%	0.003%
Y2O3	0.259%	0.249%	0.251%
ZrO2	3.440%	3.309%	3.342%
Nb2O5	0.425%	0.413%	0.416%
Ta2O5	0.046%	0.045%	0.045%

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are based on Mineral Resources published by Avalon in News Release dated November 26th, 2012 and audited by Roscoe Postle Associates Inc., and modified as of May 3, 2013.
3.	Mineral Reserves are estimated using price forecasts for 2016 for rare earth oxides given below.
4.	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
5.	Mineral Reserves are estimated using a NMR cash cost cut-off value of US$320/t.

6.

Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.

7.	Mineral reserves calculation includes an average internal dilution of 8.5% and external dilution of 5% on secondary stopes.
8.

The mine plan was developed by Avalon Rare Metals Inc. engineers and reviewed by Micon International Limited. The QP for this Mineral Reserve is Barnard Foo., P. Eng., M. Eng., MBA, Senior Mining Engineer, Micon International Limited.

            Micon believes the key assumptions, parameters and methods used to convert mineral resource to mineral reserve are appropriate. To the best of Micon’s knowledge there are no known mining, metallurgical, infrastructure, permitting or other relevant factors that may materially affect the mineral reserve estimate.

            (ii)        Mining and Processing Operations

            Mining

            Underground mining of the Measured and Indicated mineral resource of the Basal Zone was investigated for the FS. The majority of the mineral resource of the Basal Zone contemplated for development lies directly beneath and to the north of Long Lake, approximately 200 m below surface. Thus, the deposit is to be mined using underground mining methods.

            The planned mine production rate is 2,000 t/d (730,000 t/y) of ore and the mine life based on that portion of the Mineral Resources that have been defined in sufficient detail to qualify as Mining Reserves is 20 years.

            Geotechnical information for the mine design was based on geotechnical data collection completed in conjunction with Avalon’s on-going exploration drill program. The analysis indicated that excavations 15 m wide, 5 m high and 100 m in length will be stable with the proper installation of ground support and mitigation strategies.

            The deposit at the Nechalacho Project is relatively flat lying and will be mined with a combination of longhole stoping, and cut and fill methods. The mine will be accessed through a mine portal located near the concentrator. The dimensions of the 1,600 metre main ramp were designed to accommodate the overhead conveyor system and access for men and equipment.

            Sub-zones less than 10 metres thick will be mined by cut or drift and fill methods in a primary and secondary mining sequence. Sub-zones over 10 metres thick will be mined with longhole stoping. Secondary stopes would be mined after the adjoining primary stopes have been filled. The mining of the secondary stopes would be the same as the mining of the primary stope.

            Blasted material would be mucked and transported by rubber tired equipment to the crusher station. The crushed ore would be transported to the surface by conveyor.

            Paste backfill will be used to improve the overall mine stability, reduce the surface footprint for the Nechalacho TMF, and enable the extraction of secondary stopes for increased mining recovery.

            Processing – Flotation Concentrator

            The grinding circuit was designed to be a conventional rod mill/ball mill operation. The rod mill will be operated in open circuit, and the ball mill in closed circuit with classifying hydrocyclones. A final grind p80 of 38µm is targeted.

            The cyclone overflow was designed to gravitate to two stages of magnetic separation, followed by a desliming circuit. The magnetics from the magnetic separation circuit and the fines from desliming will be routed to tailings. The deslimed slurry will feed the flotation circuit.

            This flotation circuit design comprises three stages of bulk flotation, four stages of cleaner flotation and a single cleaner scavenger stage. Flotation concentrate would be pumped to a gravity separation circuit for further enrichment before being thickened and filtered to final product concentrate. The light material (gravity tailings) would be recycled to the bulk rougher flotation circuit.

            Concentrate production will be stored in a covered bulk storage facility and shipped to the hydrometallurgical processing plant each summer using barges to cross Great Slave Lake at the rate of 145,000 wet tonnes per year (10% moisture is assumed).

            The tailings will be thickened, the overflow from which will be pumped to the process water tank although a portion will be fed to a water treatment plant to remove impurities. The tailings thickener underflow will be directed to the either the TMF or the paste backfill plant. The paste backfill plant has been designed to produce 1,738 t/d of backfill using concentrator tailings.

            Processing – Hydrometallurgical Plant

            A hydrometallurgical plant was designed to be built at Pine Point to produce mixed rare earth concentrate from the flotation concentrate at the planned rate of 49,900 tonnes per year (at approximately 16.5% TREO and a secondary product of EZC at the rate of approximately 103,800 tonnes per year (containing 12.5% Zr).

            The hydrometallurgical plant designed for Pine Point comprises the following process sections:

  Pre-leach.
  Sulphuric acid bake.
  Water leach.
  Neutralization and impurity removal.
  Impurity removal re-dissolution.
  Rare earth precipitation.
  Waste water treatment.
  Tailings neutralization.

            The concentrate barged from Nechalacho would be fed to the pre-leach section of the plant where excess sulphuric acid produced in the water leach section will be used to neutralize the base materials. The product from the pre-leach circuit would be filtered and the solids fed to the acid bake system while the filtrate would feed the iron reduction circuit.

            The filter cake from the pre-leach circuit would be mixed with concentrated sulphuric acid and fed into the acid baking rotary kiln where the REE in the concentrate would be converted to sulphates at a temperature of 220oC. The discharge from the acid bake kiln would be leached in water to recover approximately 80% of the LREEs and 50% of the HREEs. The solids containing the balance of the REEs, along with most of the zirconium, niobium and tantalum, would be filtered, washed, neutralized and dried to approximately 8% moisture. This dried product would be packaged and shipped to customers as EZC.

            The rare earth filtrate from the water leach process would be cleaned through several neutralization and impurity removal steps. The resulting slurry would be filtered and washed and the final rare earth precipitate dried to approximately 8% moisture.

            In order to minimize process water usage in the plant, tailings water would be recycled into the water leach circuit. Pilot plant results showed no negative changes in REE recoveries with recycled tailings water.

            The mixed rare earth concentrate is envisioned to be shipped in 35-40 tonne capacity sealed containers and taken by truck to the rail head at Hay River and then by rail to the REE Separation Plant and Refinery currently being planned for Geismar, Louisiana. The Company has been investigating the potential for sales of EZC directly to customers, primarily in China.

            Tailings from the hydrometallurgical process would be stored in a tailings management facility to be constructed within a historic open pit. Decant water from the tailings management facility will be discharged to an adjacent historic open pit for natural infiltration into the groundwater aquifer.

            Rare Earth Separation Plant and Refinery

            In August 2011, the Company concluded that rare earth separation and refining should be a part of its development plan and a PFS on the rare earth separation plant and refinery was commissioned and subsequently completed in March 2012. The FS also included a rare earth separation plant and refinery.

            In the FS, the separation plant and refinery is planned to be situated adjacent to an existing industrial facility in Geismar, Louisiana where Avalon has a purchase option on a suitably-sized property. Electrical power, fresh water, sodium hydroxide and hydrochloric acid would be supplied via tie-in to an adjacent third party chemical production facility and rail spurs connected to the existing rail line in the adjacent facility would accommodate shipment of concentrate feed stock to and shipment of marketable product from the separation plant. The design capacity has been based on the PFS capacity of 10,000 tonnes per year of TREO although forecast average annual production from the FS would be approximately 6,800 tonnes of TREO.

            The rare earth refinery design consists of two key sections, the leaching plant to remove impurities, and the separation plant where products are separated and refined to the quality required for the customers.

            The leaching plant design comprises a series of processes, including re-dissolution of the mixed rare earth precipitate, re-precipitation, solvent extraction and selective precipitation. Impurities, principally uranium and thorium, would be removed in a series of dissolution, selective precipitation, filtration and solvent extraction steps. The main impurity removal steps include:

            Selective re-dissolution with sulphuric acid. The solid residue, which contains most of the calcium, niobium, tantalum, zirconium and silicon, would be neutralized, filtered and conveyed to the gypsum impoundment area.

            Selective precipitation to remove some of the impurities and obtain the pH required for the subsequent SX step.

            Once the remaining solution has been filtered and clarified to remove any entrained solids, solvent extraction would be used to remove impurities comprising mainly zirconium, aluminium, uranium, thorium and iron.

            The contaminants contained in the SX strip solution are recovered by selective precipitation. The precipitate would be filtered and transferred to the gypsum/residue impoundment area.

            The rare earths (both LREE and HREE) contained in the SX raffinate stream will be precipitated as carbonates using sodium carbonate. This precipitate will contain less than 1% impurities.

            The remaining light elements (Mg, Ca, K, Na) would remain in solution, and be combined with the SX strip solution for treatment in the waste water treatment plant. After filtration, the waste slurry is pumped to the waste gypsum impoundment located adjacent to the separation plant.

            The precipitated rare earth carbonates will be leached using hydrochloric acid into an aqueous solution suitable to feed the downstream rare earth separation circuits.

            The separation plant design uses solvent extraction circuits based on the common Chinese configuration of stages and is divided into 16 extraction steps, each with a specific number of stages for loading, extraction, washing and stripping, and sized according to the feed composition. The design of entire extraction circuits comprises a total of approximately 1,000 mixer/settlers.

            The separation plant design will produce 10 different pure rare earth oxides products in accordance with the specifications indicated in the following table.

List of Products from the Rare Earth Separation Plant and Refinery
Product	Design Plant Production (t/y)	Product Distribution (%)	Feasibility Study Specification[1]
La Oxide	1,583	16	3 N
Ce Oxide	3,572	36	3 N
Pr Oxide	451	4	3 N
Nd Oxide	1,783	18	3 N
Sm Oxide	391	4	2 N
Eu Oxide	49	0.5	4 N
Gd Oxide	371	4	3 N
Tb Oxide	54	0.5	4 N
Dy Oxide	271	3	4 N
Y Oxide	1,170	11	5 N
Lu Oxide	14	0.1	3 N
Er/Ho/Tm/Yb Carbonate Mix[2]	292	3	2 N
Total	10,000	100

            Notes: “N” stands for the number of nines purity produced as final product, for example 3 N = 99.9% .

            This stream containing four different rare earth carbonates for which there is limited market at the present time will be stockpiled initially and eventually disposed of if markets are not forthcoming.

            A kerosene mixture is used as the extracting agent for most separations. Hydrochloric acid is used as the stripping agent. Deionized water is added in the washing and stripping stages to dilute and adjust the reagent concentrations.

            The purified strip solution from the respective solvent extraction stage would feed the atmospheric precipitation tanks where soda ash or oxalic acid is added in order to precipitate the pure REE as carbonates or oxalates, respectively. The slurry streams containing the precipitates are thickened, filtered, dried and calcined to produce pure rare earth oxides. The filtrate is then forwarded to the water treatment facility. The mixed holmium, erbium, thulium, and ytterbium stream will be precipitated as carbonate and, hence, would not be calcined.

            The dry rare earth oxide or carbonate products are cooled and then packaged in drums ready for shipment to customers. The product storage facility would provide two weeks capacity, to interface between plant production and continuous product dispatch via rail, air or ocean transportation.

            (iii)      Capital Cost Estimate

            A summary of the FS capital cost estimate for the Nechalacho Project is presented in the following table.

Nechalacho Project Capital Cost Summary
Cost Category	NWT[1] ($ million)	LA2 ($ million)	Total ($ million)
Mine development	81.58	-	81.58
Main process facilities	351.24	192.51	543.75
Infrastructure	150.68	78.82	229.50
EPCM	119.27	38.57	157.84
Indirect construction costs	175.56	27.25	202.81
Owner's costs	36.76	18.95	55.71
Contingency	120.91	44.90	165.81
Closing costs / bond	13.00	3.16	16.16
Pre-production capital cost	1,049.00	404.16	1,453.16
Sustaining capital	102.72	19.12	121.84
Total capital cost	1,151.72	423.28	1,575.00

Notes:
1NWT – Costs applicable to the Nechalacho and Pine Point sites in the Northwest Territories.
2LA – Costs applicable to Geismar, Louisiana.

            The scope of the estimate encompasses the engineering, administration, procurement services, construction, pre-commissioning and commissioning of the Project. The estimate was completed to a level consistent with an AACEI (Association of Advanced Cost Engineering International) Class 3 estimate with target accuracy level of ±15%, based on second quarter 2012 prices, excluding escalation.

            The total estimated pre-production capital cost is $1.453 million. The life-of-mine sustaining capital is estimated at $122 million.

            (iv)        Operating Cost Estimate

            A summary showing the average annual and life-of-mine unit operating costs by project cost area is presented below.

Life of Mine Average Operating Costs per Project Cost Area
Project Section	Average Annual Costs ($ million)	LOM Average Unit Costs ($/t milled)
Reagents & Consumables	97.2	133.20
Fuel & power	50.7	69.48
Labour	36.7	50.26
Freight	29.4	40.31
G&A	26.8	36.74
Other	23.7	32.29
Project total	264.5	362.28

            The FS operating cost estimates have been prepared on an annual basis for the life of the mine. The operating cost estimate has been prepared with an estimated level of accuracy of ±15% based on the design of the plant and facilities as described in detail in the FS.

            (v)        Cash Flow Analysis

            An assessment of the project has been prepared on the basis of a discounted cash flow model, from which net present value (NPV), internal rate of return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested. A 10% discount rate is commonly used for the base case.

            A summary of the Life of Mine cash flows and the cumulative discounted and undiscounted cash flows is presented below.

            The table below shows the results of the economic evaluation of the FS projected cash flows.

Feasibility Study Economic Evaluation
	Discount rate (%/year)	Pre-Tax $ million	After Tax $ million	Payback (years)
Undiscounted Cash Flow		6,052	4,381	4.3
Net Present Value	8	1,833	1,262	5.5
	10	1,351	900	6.3
	12	981	620	7.2
Internal Rate of Return		22.5%	19.6%

            The FS estimates that the Nechalacho Project provides a payback of 4.3 years on the undiscounted cash flow, or 6.3 years on the cash flow discounted at 10%/year, leaving a considerable reserve “tail”. The cash operating margin is seen to remain positive over the whole Life of Mine period, and is particularly strong in the first four years of full production.

            In the Nechalacho Project Technical Report, Micon concludes that “the base case cash flow and sensitivity studies demonstrate robust economics that support the declaration of mineral reserves and warrant continued development of the Nechalacho REE Project as described in this study”.

            (vi)        Pricing

            (a) Rare Earth Elements

            The market for rare earths and yttrium products is small, and reliable, publicly available pricing information, forecasts and refining terms are not readily accessible. The pricing methodology for the FS is based on that provided in the Company’s August, 2011 technical report prepared by RPA in accordance with NI 43-101 with certain prices updated as described below.

            Prices for lanthanum, cerium and samarium were reduced by 50% from the August 2011 forecast since planned production from Molycorp and Lynas is expected to have a downward influence on pricing for these elements. The other LREE, neodymium and praseodymium, are used in magnet applications that are expected to expand as the availability of these elements increases and, therefore, prices in the August 2011 forecast were retained for the FS, with the exception of lutetium which is discussed in more detail below. The prices used in the economic analysis for the FS are shown below.

Avalon Forecast Prices for Rare Earth Oxides
Feasibility Study Forecast
Rare Earth Oxide	2016 Forecast (US$/kg, FOB China)
LREE
La2O3	8.75
CeO2	6.23
Pr6O11	75.20
Nd2O3	76.78
Sm2O3	6.75
HREE
Eu2O3	1,392.57
Gd2O3	54.99
Tb4O7	1,055.70
Dy2O3	688.08
Ho2O3	66.35
Er2O3	48.92
Lu2O3	1,313.60
Y2O3	67.25

            Avalon increased its forecast price for the heavy rare earth, lutetium, compared with the August 2011 projection since its price movement has been different from that of the other HREEs. Other heavy rare earth prices increased early in 2011, peaked in mid-2011 and then began to fall immediately thereafter to reach a more stable level in the latter part of 2012, as illustrated by the trend of europium prices shown below.

Price Trend for Europium Oxide
(99% minimum, FOB China, RMB/kg)

            Source: Asian Metal™.

            Prices for lutetium also peaked in mid-2011 but reached a higher peak in late 2011 and have since levelled-off in late 2012 and early 2013 to a range that is well above the mid-2011 peak, as shown below. The price trend shown below is based on domestic prices for lutetium published by Asian Metal™. There is little trade in lutetium outside China and, in order to derive an estimated FOB price for the purpose of the FS, the 28-month average price for lutetium in China from November, 2010 to February, 2013 was increased by 25% to account for the export tax and converted to US dollars at a rate of RMB 6.2339:US$ 1.00. In order to check that the resulting US$1,313.60/kg is conservative, Avalon compared it with European and Hong Kong trader quotes available as of February, 2013.

Price Trend for Lutetium Oxide
(99.9% minimum, FOB China, RMB/kg)

            Source: Asian Metal™.

            Prices for rare earths beyond 2016 have been held constant at 2016 levels for the purposes of the FS. Demand is expected to continue to grow steadily and could be significantly higher if one or more of the potentially important end-use sectors are adopted widely, for example, electric/hybrid electric vehicles and wind turbines. On the supply side, there is insufficient information to predict accurately when, or if, new non-Chinese producers, other than those mentioned above will come on-stream. Avalon believes that it is both reasonable and conservative to hold prices constant from 2016 onwards. Micon agrees with this approach.

            (b) Zirconium

            A unique zirconium product will be produced in the hydrometallurgical plant. Referred to as EZC, it is expected to have the following approximate composition:

ZrO2	15-19%
Nb2O5	1.5-2.0%
Ta2O5	0.1-0.2%
LREO	1.0-1.25%
HREO	0.8-1.25%

            At present, it is only in China that zircon is “cracked” to produce intermediate zirconium products, such as zirconium oxychloride (ZOC) and zirconium basic sulphate (ZBS), which are then upgraded or converted to a range of zirconium chemicals or to zirconium metal. Zirconia and zirconium chemicals account for just under 20% of total zirconium demand. Zirconium chemicals are used in a wide variety of applications including refractories, ceramic pigments, advanced ceramics and catalysts, abrasives and electronics.

            The feedstock for the zirconium chemicals industry in China is zircon sand imported, principally, from Australia and South Africa. Given the zirconium chemicals industry in China, Avalon considers that the logical destination for EZC from the Nechalacho project is China. In January, 2013 the Company announced the signing of a memorandum of understanding (“MOU”) with an Asian third party (see Avalon press release dated 29 January, 2013).

                   Projected revenue from EZC in the FS is based on the terms of the MOU, net of the freight cost to China. Given the small number of players in this sector of the zirconium industry, Avalon considers pricing for EZC to be sensitive and proprietary.

            (c) Contracts

            Avalon has entered into several MOUs for the sale of its rare earth products. Negotiations to convert these MOUs into binding agreements are ongoing. Avalon entered into MOUs for the sale of EZC in January 2013. In Avalon’s opinion, these MOUs show that there is significant interest in its EZC product.

            Micon concurs that the MOUs in hand for both rare earth products and EZC demonstrate the potential for firm off-take agreements to be completed.

            (vii) Optimization of the Technical Report Results

            During the course of executing the FS, Avalon had identified a number of opportunities for project optimization that may improve project economics, reduce technical risk, enhance metallurgical recoveries, improve operational efficiencies and to meet environmental requirements. These include:

•	Reviewing the current mine plan and design in particular the crusher location, access ramp and paste backfill system
•	Optimization of the crushing and grinding circuit, plant layouts and materials of construction.
•	Laboratory testwork on the concentrator flowsheet to further improve reagent selection and flotation recoveries.
•	Improvements to the hydrometallurgical plant processes.
•	Alternative impurity removal scenarios.
•	Potential to separate lanthanum and cerium at the hydrometallurgical plant and stockpile for future sales.
•	Potential to reintroduce cracking of zircon to increase direct production of HREE and separate the by-products from the EZC.
•	Potential sales of magnetite by-product from the concentrator.
•	Potential to defer construction of the refinery and toll process mixed rare earth concentrate through a refinery or refineries built and operated by others.
•	Potential to use excess capacity in the refinery to toll process third party production and reduce operating costs.
•	Updated environmental studies, including water treatment testing to demonstrate compliance with regulatory requirements.

These opportunities are under consideration and will continue to be investigated as the Nechalacho Project proceeds.

            (IX)       Mineral Resource Update

            Subsequent to the Technical Report, an internal resource update was completed and released on August 15, 2013. This update reflects the improved understanding of the geometry of the resource. It incorporates drill results from the eight-hole winter 2013 drill program and the final 41 holes from the 2012 summer drill program. These holes were not incorporated into the resource model used in the FS.

            The estimated Measured Mineral Resources in the base case now stand at 12.56 million tonnes averaging 1.71% TREO, 0.38% HREO and 22.5% HREO/TREO. The only change of consequence in methodology from the November 26, 2012 Resource estimate was that the base case cut-off grade, expressed as Net Metallurgical Return (“NMR”), increased from US$320 to US$345 per tonne due to minor changes in estimated operating costs, as per the FS. Work is continuing on optimizing the mine plan to incorporate more of the high grade ore identifiable at higher NMR cut-offs into the early years of production.

            The mineral resource estimate was prepared by a senior resource geologist employed by Avalon Rare Metals Inc., under the supervision of the Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT) who is the qualified person for Avalon for this resource estimate. Dr. Mercer is also providing overall direction on the project and monitoring of the QA/QC on the laboratory analyses.

Nechalacho Deposit Mineral Resources as at August 15, 2013 above a US$345/tonne NMR Cut-Off
Category	Zone	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Indicated	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Indicated		96.54	1.57	0.25	16.00	2.61	0.349	0.0299
Measured and Indicated	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Measured and Indicated		109.11	1.59	0.27	16.81	2.67	0.356	0.0311
Inferred	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
	Upper	102.09	1.38	0.13	9.70	2.38	0.334	0.0204
Total Inferred		160.25	1.38	0.18	13.07	2.53	0.351	0.0257

NOTES:

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT), VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.
5)

Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.

6)

The changes in methodology from the November 26, 2012 Resource were the cut-off grade and the interpolation method. The cut-off grade, expressed as Net Metallurgical Return (“NMR”), increased from US$320 to US$345 per tonne. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries, and in the case of Nb, Ta and Zr, off-site processing costs. The revised interpolation method utilized the elevation above the lower contact of the Basal Zone to provide better geologic continuity of the ore zone. The effect on overall tonnage and grade is not material.

7)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
8)	See the table below for individual rare earth oxide details.
9)	See the table for Basal Zone tonnes and TREO grades at higher NMR cut-off values.
10)	Values for HREO/TREO may differ due to rounding.

Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off Value as at August 15, 2013 at NMR Cut-off Values over $345/tonne
Zone	NMR Cut- Off	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
	($USD)	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Basal	≥345	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Basal	≥600	8.28	1.98	0.48	24.29	3.79	0.468	0.0480
Basal	≥800	5.11	2.20	0.58	26.17	4.23	0.520	0.0544
Basal	≥1000	2.49	2.49	0.68	27.38	4.77	0.586	0.0620
Indicated
Basal	≥345	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
Basal	≥600	28.66	1.95	0.45	23.21	3.68	0.472	0.0479
Basal	≥800	16.15	2.20	0.55	24.87	4.13	0.521	0.0542
Basal	≥1000	6.99	2.52	0.66	26.03	4.66	0.583	0.0614
Measured and Indicated
Basal	≥345	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Basal	≥600	36.94	1.96	0.46	23.46	3.70	0.471	0.0479
Basal	≥800	21.27	2.20	0.55	25.19	4.15	0.521	0.0543
Basal	≥1000	9.48	2.52	0.66	26.38	4.69	0.584	0.0616
Inferred
Basal	≥345	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
Basal	≥600	22.41	1.74	0.37	21.09	3.40	0.453	0.0431
Basal	≥800	6.68	2.04	0.49	24.26	3.84	0.502	0.0506
Basal	≥1000	1.81	2.42	0.61	25.31	4.17	0.547	0.0570

            The main change in estimation method utilized in this resource estimate was relative elevation. This methodology is one way to adapt the estimation method to the rolling nature of the bottom of the Basal Zone.

            (X)        Current Work and Future Plans

            Subsequent to the completion of the FS in April 2013, the Company has been investigating optimization opportunities identified in the FS and conducting testwork/technical studies necessary to confirm potential benefits and with a view to potentially updating the development model. A number of design optimization activities were initiated that have focused primarily on improving project economics, improving operation efficiency and reducing project risk. These include the following:

•	Underground mine plan, including mining method, underground equipment and facilities
•	Nechalacho site and concentrator building layout and design
•	Hydrometallurgical Plant location
•	Concentrate handling and shipping
•	Metallurgical process development

            In addition two further drill programs were completed in winter (HQ rig) and summer (PQ rig), 2014. These programs, totalling 22 holes and 4,908 metres, were mainly for the purpose of collecting further mineralized drill core for metallurgical purposes. As a result of these programs, an aggregate of approximately eight tonnes of Basal Zone core is now available for metallurgy. The geological drill database has been updated but no new resource has been estimated.

            Underground Mine and Concentrator

            An initial study was carried out to determine the most appropriate mining method to be used. Particular consideration was given to the mining cost, the undulating floor of the Basal Zone, the changing Basal Zone thickness, and the need to be able to maintain a relatively constant grade of ore. A hybrid mining method consisting of “drift and fill” primary stopes, and “up-hole” bulk mining (uppers for the secondary stopes) was selected.

            The crushing and milling circuits were also examined. The milling circuit was revised to include a SAG mill allowing the removal of secondary and tertiary crushing. A further study concluded that there were both cost and operability advantages in moving the primary crusher from the underground location previously considered, to an above ground location near the SAG mill. This change also included replacing the conveyor system with haul trucks to bring the ore to the surface.

            Using all the results of the trade-off studies, the Company is working towards developing a new mine plan to achieve the highest grade of ore over a 20 year life of mine at a mill throughput of 2,000 tonnes per day.

            Nechalacho Site and Concentrator Building

            As part of the optimization work, potential modifications are expected to be made to the site layout and the concentrator including revising the milling equipment and developing the surface ore handling/crushing area, modifying the equipment layout in the concentrator building and reducing the required size and volume of the building.

            Hydrometallurgical Plant Location

            Significant modifications will be required for the Hydrometallurgical Plant design to incorporate the potential process changes being considered from the additional testwork undertaken over the past several months. Considering the resulting increases in equipment, reagent and energy requirements, additional work is being performed to assess the benefits of alternative locations for the plant in North America and Canada. While no decision has yet been made, the Geismar, Louisiana location identified for the Refinery appears to offer many advantages as a location for the Hydrometallurgical Plant. These include lower capital cost for construction, lower energy costs, reagent availability, rail and road and ocean shipping access. Other potential sites in western Canada with similar advantages are also being investigated particularly in the region of Saskatchewan. Keeping the project entirely in Canada simplifies the overall execution of the Project. A western Canadian location offers the added benefit of significantly reduced shipping costs for the concentrate.

            Concentrate Handling and Shipment

            The potential for re-locating the Hydrometallurgical Plant outside the Pine Point, NWT area would likely require the shipment of concentrate by rail from Hay River, NWT. The entire shipping process has been carefully looked at including the containers required both for barge shipment and rail shipment, the concentrate loading requirements at Nechalacho, barging across Great Slave Lake, rail car requirements for shipment from Hay River, and a storage/trans-shipment facility at Hay River. A concept has been developed to include all of the shipping components from container loading at Nechalacho to railcar loading in Hay River in a single contract, potentially reducing project capital costs and simplifying the shipping operation.

            It is noted that these changes have been presented to the regulators, aboriginal groups and other communities of interest, and due to the environmental benefits of these changes associated with lower energy use, fewer reagents and water treatment benefits, are not considered significant and will not impact on the permitting process in the NWT.

            Metallurgical Process Development

            Metallurgical testwork continued after the completion of the FS under the direction of the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh. Recent work has focused on various optimization opportunities within the FS base case flowsheets for the Concentrator and in particular for the Hydrometallurgical Plant.

            Bench and pilot scale flotation work at SGS Mineral Services (“SGS”) in Lakefield, Ontario investigating reagent optimization has improved upon the advances reported last year resulting in potentially higher flotation recoveries particularly for the valuable heavy rare earths. The work also led to a much simpler flowsheet with the removal of the de-sliming and gravity up-grading circuits and “open-circuit” flotation cleaner circuits.

            For the Hydrometallurgical Plant, development of a zircon cracking, HRE leaching with hydrochloric acid, impurity removal and reagent recovery/recycling processes are essentially complete and flowsheets frozen. Plans are currently being made for a potential final pilot plant campaign to confirm some engineering criteria for the reagent recycling, impurity removal and Ce/La recovery processes.

            Efforts to recover the niobium and tantalum from the solid residue after acid leaching have so far proved unsuccessful and work in this regard has been placed on hold.

            This latest work has confirmed that total HREE recoveries of approximately 93% can be achieved in the hydrometallurgical plant directly from the flotation concentrate.

            The final economics for the revised process are still being determined. However, initial estimates of increased power and reagent consumption associated with the processes and logistical issues have necessitated consideration of alternative locations for the Hydrometallurgical Plant with better infrastructure and reagent availability.

            Refinery

            In early 2014 the Company entered into the Solvay Refining Agreement, to have Solvay toll-process the Company’s rare earth concentrate into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France . Commencing December 31, 2014, Solvay will have certain termination rights until project financing is achieved. In addition, Solvay has begun to provide Avalon with technical support for the further design optimization, engineering and commissioning of Avalon’s Hydrometallurgical Plant.

            Under the terms of the Solvay Refining Agreement, Avalon can ship a concentrate to La Rochelle containing 98.5% “REO” and Solvay will return separated oxides of praseodymium (Pr), neodymium (Nd), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), lutetium (Lu) and yttrium (Y) ranging in purity from 99.5% to 99.99% . The agreement also provides Solvay with the opportunity to purchase selected REO from Avalon. All refined rare earth products not purchased by Solvay can be sold by Avalon and delivered directly from the La Rochelle plant.

            Avalon is continuing its feasibility study optimization work and it is integrating the Solvay Refining Agreement into the project development model.

            Markets Update

            (i)          Demand

            Total demand for rare earths in 2013 was estimated at 115,000 t TREO by IMCOA. For 2014 the forecast by IMCOA is 123,500 tonnes.

            (ii)         Outlook

            By 2020, according to IMCOA, total demand is expected to grow to 190,000 t with supply at 200,000 t Despite the apparent surplus, the reality is that there will be a surplus for elements such as lanthanum and cerium and a deficit for elements such as praseodymium, neodymium, europium, terbium, dysprosium and yttrium. The last four elements (Eu, Tb, Dy and Y) are heavy rare earths and are the truly rare rare earths that are not found in significant concentration in many deposits except deposits like Avalon’s Nechalacho deposit.

            (iii)        Rare Earth Element Pricing

            In 2010, China reduced export quotas for rare earths by 70% initiating a period of increasing prices for rare earths and significant concern in the rest of the world about the dominance of China in this market.

            In 2010, global demand for rare earths was 123,000 t according to Dudley Kingsnorth of IMCOA. By 2013 demand had fallen to 115,000 t due to increased substitution, recycling, inventory drawdowns and more efficient use of rare earths by consumers.

            Prices for rare earths increased dramatically in 2010 and 2011. Today, prices are well above the pre-2010 levels but significantly below the 2011 peak as can be seen in the table below for selected light rare earth (neodymium oxide) and heavy rare earth (dysprosium oxide)

	Price in 2009 (US$/kg)	Price in 2011 (US$/kg)	Price Q2 2014 (US$/kg)
Nd2O3	15	230	65
Dy4O7	100	1,450	425

                        Source: IMCOA September 2014

            (iv)         Contracts

            Avalon entered into the Solvay Refining Agreement in March 2014 with Solvay, a Belgian based chemical company with annual sales over $16 billion, who purchased Rhodia in 2011. Rhodia was the largest seller of rare earths in the world (over 25% market share) with processing facilities in both China and France at La Rochelle.

            The Solvay Refining Agreement includes a technical partnership, whereby Solvay is assisting Avalon with the optimization of its flow sheet, and a 10 year toll refining agreement whereby Solvay will convert Avalon’s chemical concentrate at La Rochelle into individually separated rare earth oxides of chemical purity meeting the market requirements. Avalon will retain the ownership of the separated and refined rare earth products. This agreement eliminates the need, and capital cost, of Avalon building its own separation plant and refinery and provides potential customers with confidence that Avalon can provide quality products to the market.

            Avalon continues discussions with potential off-take partners or investors with whom it has signed a MOU and/ or a Non-Disclosure Agreement and therefore can’t name them. Avalon believes that companies in Europe, Asia and North American are concerned about the monopolistic nature of China’s control over the rare earth supply chain and are seeking ways to secure rare earths (especially heavy rare earths) though a non-Chinese supply chain.

            (XI)         Risks and Mitigations

            The Nechalacho Project development model as contemplated in the FS consists of a mine and three processing plants located at the Nechalacho, Pine Point and Geismar sites. The Nechalacho site is considered to be the most critical of the three sites from a schedule perspective, due primarily to limited seasonal access. A detailed critical path schedule has been developed for each of the project sites.

            Avalon will engage EPCM contractors at each site. These will have responsibility for design, procurement, contracting, and project and construction management of the plants and infrastructure facilities. Site specific project management will be the responsibility of each of the EPCM contractors, with overview by the Avalon Owner’s team. Avalon has established a recruitment schedule and is working with project management companies to provide critical personnel and project support to supplement as required.

            The EPCM contractors will be responsible for all the EPCM work in order to complete the project up to mechanical completion and hand-over to Avalon for commissioning. A management team from Avalon will facilitate the flow of information and approvals as the work progresses. During construction, temporary offices and support facilities will be established at each of the three project sites.

            The Nechalacho Project has been developed based on the following requirements:

•	Safety and protection of the environment cannot be compromised.
•	The project must be delivered in accordance with the schedule, budget and quality requirements established for the site.
•	Completion of the project in a timely manner is considered critical to meet market requirements.
•	Training, hiring and purchasing from Northern and Aboriginal partners will be given priority.

            Successful implementation of Avalon’s human resources policies and procedures will enable Avalon to achieve its goals and objectives for its employees and contractors. Avalon’s goal of increasing local participation rates will be facilitated through its training and development initiatives. Avalon is committed to worker training throughout the life of the project.

            Avalon’s program will initially be designed to fill apprenticeship and technological occupations. In addition, all project contractors and sub-contractors will be required to adhere to Avalon’s goal of maximizing Northern and Aboriginal employment.

            During preparation of the FS, two joint Owner and Contractor risk identification workshops were conducted to systematically explore all critical processes and project areas in identifying potential risks and establishing the initial risk register. The areas of project management, project controls, procurement, engineering, construction, mining, geotechnical, environmental, and health and safety were represented. Following the workshops, mitigation plans and actions were developed and carried out to the extent possible during the FS phase.

            In addition, two risk reviews were conducted to update the status and reassess the risks identified in the earlier workshops and analyze any newly identified risks, including a site specific review of the Geismar site which had not been identified in earlier workshops. Going forward, a plan will be developed for the EPCM and execution phases of the project that would start with the risk register developed in the FS and build on the basic process described below and followed throughout the FS and into operations.

            The key risks identified for construction, and for which mitigations have been developed, include:

•	Safety and health, mitigated by comprehensive health and safety (HS) plan
•	Project delay due to permitting mitigated by existing permits, robust project and well-resourced permitting group.

•	Adequate work force mitigated by training and HR management plan.
•	Logistics and procurements, particularly for the Nechalacho mine/concentrator sites mitigated by experienced personnel and detailed planning.
•	Project delay due to Aboriginal negotiations mitigated by existing agreement and ongoing negotiations.
•	Hurricane risk in Louisiana mitigated by site selection and design.
•	Cold weather risk in the NWT mitigated by experience personnel and management plans.
•	Tailing dam failure mitigated by robust design, small structures and management plans at Nechalacho, and no dams being required at Pine Point.
•	Project delay associated with the perceived risk associated with uranium and thorium mitigated by low concentrations, good science and open and transparent consultation.

            For operations, some of the above will continue, with additional risks associated with:

•	Environmental risks causing cost or production delay mitigated by robust design and management and monitoring plans.
•	Community risks causing cost or production delay mitigated by community consultation, well managed Aboriginal agreements and agreements with the NWT government.
•	Risk of cost escalation/inflation mitigated by long term contracts, contingency and potential capital cost reductions.
•	Foreign currency risk mitigated by investigation and implementation of a currency hedging strategy, if appropriate.
•	REE price fluctuations mitigated by reliable supply and long term contracts with strategic partners and customers. There will be a long term agreement in place for EZC.

            Hazard analysis (HAZAN) was also performed as part of work in the FS phase and identified mitigations have been incorporated into the FS design.

            During detailed engineering, additional design reviews will be performed such as, but not necessarily limited to, hazard and operability (HAZOP) studies, and constructability reviews that will contribute to risk reductions during construction and operation phases.

            Finally, timely availability of project financing is probably the most significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners.

            To help manage technical risk the Company maintains a Technical Advisory Committee (“TAC”) to periodically review progress on technical work related to Nechalacho Project and provide advice to the Company’s senior management.

Other Properties and Assets

            In addition to the Nechalacho Project, the Company owns five other rare metals and minerals projects, two of which are active. The Company’s two other active projects are the Separation Rapids Petalite Project and the East Kemptville Tin Project. The Company’s other assets which are currently inactive are the Warren Township Calcium Feldspar Project, the Miramichi Tin Project and the Lilypad Lakes Tantalum-Cesium Project. The Company also owns royalty interests in two development projects which are not in production.

            Unless otherwise stated, the technical information contained in this section of the Annual Report in respect of other properties and assets of the Company has been reviewed and approved by Dr. William Mercer, P.Geo., Vice President, Exploration who is a qualified person for the purposes of NI 43-101.

Separation Rapids Petalite Project

            The Separation Rapids property consists of five mineral claims and one mining lease covering a combined area of approximately 1,455 hectares (3,600 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the Big Whopper deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retained a 2.0% “NSR” interest in the property, which was acquired in 2012 by a wholly owned subsidiary of the Company for $220,000. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials. There is also potential for production of tantalum and rubidium minerals and a pure form of sodium feldspar.

            Since acquiring the property in October 1996, Avalon has expended approximately $5.0 million on exploration and development work primarily focused on the lithium minerals potential. This involved geological mapping, trenching, ground magnetic surveys, mineralogical studies and diamond drilling totalling 10,152 metres in 69 holes. This work culminated in 1999 with the completion of a pre-feasibility study on the viability of producing petalite with by-product feldspars, prepared in accordance with NI 43-101 by independent consultant Micon. The business model involved production of high purity concentrates of petalite for sale to glass-ceramics manufacturers. The Company was unsuccessful in advancing the project on this basis following the cessation of the demand for the product in the U.S.A.

            With increasing energy prices and concerns about climate change related to greenhouse gas emissions, interest in lithium additions to glass formulations is increasing, creating new opportunities for lithium minerals producers.

            In 2013, the Company received expressions of interest from four international glass producers on the availability of petalite concentrate from the Separation Rapids property. After preliminary discussions with each of these prospective customers, Avalon commenced a bench-scale program of metallurgical work with a view to producing petalite concentrate for delivery to the prospective customers for testing in the customers’ glass-ceramic manufacturing processes. The current testwork program, being undertaken at a commercial laboratory in Europe, is nearing completion with work focused on improving initial petalite recoveries from the fine grained ore. It has also successfully produced a marketable feldspar product from the petalite tailings. A further work program targeting the production of petalite concentrate samples was completed and sub-samples sent to a number of potential customers interested in the petalite product. Subsequent to Fiscal 2014, all these customers have conducted their own analyses on the material and confirmed that it meets their requirements.

            Several potential customers from the US, Europe and China have shown interest in the Separation Rapids petalite product. Avalon is keeping each of these interested potential customers up to date on process test work results.

            In anticipation of the resumption of operations at the site, the Company has re-started work on the permitting process under the Mining Act (Ontario); including a Species at Risk Act (Canada) field survey. The Company has also renewed its memorandum of understanding with the Wabaseemoong Independent Nations with a view towards the co-operative development of the Separation Rapids Petalite Project.

East Kemptville Tin Project

            The 100% owned East Kemptville Tin Project is located approximately 45 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203, which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east, passes a short distance to the northwest of the exploration licences.

            During its six years of operations from 1985-1992, East Kemptville was North America’s only primary tin producer. It was closed due to a sudden collapse in tin prices after the international cartel, that controlled the global tin market up to that time, was disbanded. However, the tin market has been much stronger over the past 4 years, creating an incentive to evaluate the potential for renewed tin mining at the site. The recent price strength reflects growing global tin demand due to its increased application in electronics, where it is used in solders as a non-toxic alternative to lead. China, Indonesia and Peru, the world’s largest producers of tin, have reduced production of tin concentrates in recent years, increasing the demand for new primary supply sources such as East Kemptville.

            Avalon holds mineral tenure for the East Kemptville resource under a Special Licence first granted to the Company in 2005. This licence is currently in process with the Government of Nova Scotia to be replaced by a licence covering a larger area encompassing all the known mineralization at East Kemptville. A recently completed drilling program was carried out under an access agreement entered into with surface rights holders earlier this year. Discussions toward obtaining full title to the lands that would ultimately be required for site re-development are in progress.

            Avalon completed a resource estimate on this project in October, 2014 which it plans on using to complete a Preliminary Economic Assessment to confirm the business case for proceeding with a comprehensive Feasibility Study to evaluate the potential for restarting tin-zinc-copper and potentially producing indium at East Kemptville.

Warren Township Calcium Feldspar Project

            The Warren Township Calcium Feldspar Project is a mineral development opportunity located near the Village of Foleyet, 100 kilometres west of Timmins, Ontario. The project consists of a mining lease totalling 687.736 hectares which is 100% owned by the Company. The lease covers a portion of the Shawmere Anorthosite Complex hosting a large historic resource (not prepared in accordance with NI 43-101) of a high purity anorthosite.

            Anorthosite is an unusual mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar. Previous work has demonstrated that this material can be processed to produce a high quality calcium feldspar raw material for the manufacture of reinforcing glass fibre and other industrial products such as mineral fillers. The location of the property near both road and rail transportation infrastructure and its proximity to markets in southern Ontario and the northeastern United States offers the potential for development of a low-cost, highly profitable industrial minerals operation.

            In June 2012, Avalon received a permit under the Aggregate Resources Act (Ontario) to operate a quarry at Warren Township on 240 hectares of land.

            The Company does not plan any further work on the project until it identifies renewed market interest in the calcium feldspar product.

Miramichi Tin Project

            The Miramichi Tin Project consists of 196 claims in three groups all located in the Northwest Miramichi River area, York County in central New Brunswick, Canada. The nearest major population centre is the city of Fredericton located 80 km to the south. The topography is gently rolling and the area has been extensively logged in the past, providing good access by a network of old logging haulage roads. The area is also extensively glacial drift-covered and traversed by a number of small streams draining northeasterly toward the Northwest Miramichi River.

            A total of 34 drill holes are known to have been drilled in the area. There has been very limited exploration interest in the area since 1990.

            An airborne geophysics survey was completed in 2012 including magnetics and electro-magnetics. An exploration program consisting of mapping, sampling and geophysical surveys was proposed for 2013 to follow up on this airborne survey and historic work. A brief field program of prospecting and geochemistry was completed in summer of 2013 with the results filed with the Government of New Brunswick for assessment work purposes.

            The Company does not plan any further work on the project for the foreseeable future.

Lilypad Lakes Tantalum-Cesium Project

            The Lilypad Lakes project consists of 14 claims, totalling 3,107.99 hectares, covering a field of tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario. The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties.

            The project has been inactive since 2001 awaiting a recovery in tantalum prices or new demand for cesium minerals before considering further expenditures. The Company has no plans for the work on the project for the foreseeable future.

Wolf Mountain Platinum-Palladium Property Royalty

            The Wolf Mountain platinum-palladium project is located approximately 90 kilometres northeast of Thunder Bay, Ontario. In November 2003, Avalon sold its 40% working interest in the project to its joint venture partners for $20,000 and a 0.4% NSR interest in the two properties. The joint venture can purchase this NSR interest from the Company at any time for $1,000,000. In August, 2014, Avalon purchased an additional 2% NSR, which was held by the original vendor of the property, for $15,000, of which up to 1.0% can be purchased by the joint venture partners for $1,000,000.

East Cedartree Gold Property Royalty

            The Company holds a 2% NSR interest in five claims, which it retained after selling these claims to a third party, comprising part of the East Cedartree gold property located 70 kilometres southeast of Kenora, Ontario. The title holder to the claims can re-purchase a 1% NSR from the Company at any time for $1,000,000.

Item 4A. Unresolved Staff Comments

            None.

Item 5. Operating and Financial Review and Prospects

            (i)          Critical Accounting Policies

            Some of our critical accounting policies are as follows. See Note 3 to the August 31, 2014 consolidated financial statements for a detailed description of our accounting policies.

            Exploration and evaluation assets

            The Company is in the exploration and development stage with respect to its mineral properties. The exploration and evaluation assets on the Company’s consolidated statement of financial position relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and evaluation stage.

            Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortized.

            Exploration and evaluation assets are allocated to cash generating units (“CGUs”) for the purpose of assessing such assets for impairment and each project is identified as a separate CGU. A project is tested for impairment when facts and circumstances suggest that the carrying amount of that project may exceed its recoverable amount, and the recoverable amount of the project is estimated. If the recoverable amount of the project is estimated to be less than its carrying amount, the carrying amount of the project is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

            Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, the relevant exploration and evaluation asset is assessed for impairment, and any impairment loss is recognized, prior to the balance being reclassified as a development asset in property, plant and equipment.

            The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the availability of project financing, the existence of markets and/or long term contracts for the product, and the ability to obtain the relevant operating permits.

            All subsequent expenditures to ready the property for production are capitalized within development assets, other than those costs related to the construction of property, plant and equipment.

            Once production has commenced, all costs included in development assets are reclassified to mining properties.

            Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as expense in the period in which they are incurred.

            Impairment of Non-Financial Assets

            At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives at the CGU level to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss, if any. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are typically its significant individual exploration and evaluation assets, development projects or mines. In certain circumstances, when the recoverable amount of an individual asset can be determined, impairment assessment is performed at the individual asset level. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

            The recoverable amount of an asset is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

            If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

            At the end of each reporting period, the Company assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or have decreased. If such an indication exists, the estimated recoverable amount of the asset (or CGU) is revised and the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

            Site Closure and Reclamation Provision

            The Company’s mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations. Provision for site closure costs is recorded at the time an environmental disturbance occurs, and is measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured at the end of each reporting period, or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal, constructive or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

            Upon initial recognition of site closure provision, there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, such increase is recognized as interest expense.

            Critical accounting judgements and estimation uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

            The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

            Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

            (ii)         Key Sources of Estimation Uncertainty

            Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment are included in the following notes:

            Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

            The Company assesses all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

            Determination of Reserve and Resource Estimates

            Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

            Fair Value of Share Based Payments and Warrants

            The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the fair value estimates.

            Site Closure and Reclamation Provision

            The Company’s accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

            Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the site closure and reclamation asset and provision.

            Property, Plant and Equipment - Estimated Useful Lives

            Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

            (iii)        Critical Judgments

            Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

            Capitalization of Exploration and Evaluation Costs

            Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

A. Operating Results

            The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended August 31, 2014, 2013 and 2012, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended August 31, 2014 compared with the year ended August 31, 2013

	2014	2013
Revenue
Interest income	$88,075	$374,281

Expenses
Corporate and administrative expenses	5,211,051	6,366,338
Impairment loss on exploration and evaluation assets	182,409	2,897,867
Write-off of land acquisition option payments	175,104	-
General exploration	7,452	53,119
Depreciation	167,680	211,085
Share based compensation	347,096	2,063,145
Foreign exchange loss (gain)	20,097	(18,109)
Financing transaction costs	303,862	-
Decrease in fair value of warrants denominated in foreign currency	(480,324)	-

	5,934,427	11,573,445

Net Loss before Income Taxes	(5,846,352)	(11,199,164)
Deferred Income Tax Recoveries	115,771	-

Net Loss and Total Comprehensive Loss for the year	$(5,730,581)	$(11,199,164)

            During the year ended August 31, 2014 (“Fiscal 2014”), the Company’s net loss decreased by $5,468,583 from a net loss of $11,199,164 for the year ended August 31, 2013 (“Fiscal 2013”) to a net loss of $5,730,581 for the Fiscal 2014. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Interest income

            Lower cash balances resulted in interest income decreasing to $88,075 for Fiscal 2014 compared to $374,281 for Fiscal 2013.

Corporate and administrative expenses

            Corporate and Administrative totalled $5,211,051 during Fiscal 2014, an 18% decrease over the amount incurred in Fiscal 2013 ($6,366,338). This decrease reflects the Company’s continuing effort to reduce its overhead costs. The main areas of decreased operating expenses for Fiscal 2014 were salaries and benefits, financial advisory fees and expenses, sales and marketing expenses and legal fees. The decreases in these areas were partly offset by the increase in transfer and filing fees.

            Salaries and benefits for Fiscal 2014 decreased by approximately 18% to $2,349,904 compared to $2,865,972 in Fiscal 2013. The decrease in salary and benefits was primarily related to the reduced number of management team members on payroll and the decrease in the provision in accrued vacation pay.

            Financial advisory fees and expenses totalled $183,031 for Fiscal 2014 compared to $500,097 in Fiscal 2013. This decrease related to a decreased amount of work with respect to financing initiatives related to the Project provided by third party consultants.

            Marketing and sales related expenses decreased by approximately $215,000 (41%) during Fiscal 2014 compared to Fiscal 2013, which primarily related to decrease in fees paid to consultants in assisting the Company in sales and market development and government relations resulting from a higher portion of the work being done in-house.

            Legal fees decreased by approximately $111,000 (45%) during Fiscal 2014 compared to Fiscal 2013. Higher legal fees were incurred in Fiscal 2013 relating the preparation and due diligence work on the base shelf prospectus which was filed on September 12, 2013 (the “Shelf Prospectus”), and the exploratory work on the potential enterprise legal structure for the Project.

            Filing and transfer fees increased by 118% to $382,292 during Fiscal 2014 compared to Fiscal 2013. This increase was primarily related to costs incurred for the Shelf Prospectus.

Impairment loss on exploration and evaluation assets

            In Fiscal 2013, after careful review of the drilling results from the 2012 drilling program and geological data gathered from the 2013 field work program, the Company reduced the number of claims of its Spor Mountain Rare Metals Project significantly and recognized an impairment loss of $1,494,508 for this project. The Company also recognized an impairment loss of $1,403,359 in Fiscal 2013 on its Warren Township Anothosite Project as no substantial work had been carried out on the Warren Township project during the last four years and no work was planned or budgeted for Fiscal 2014. In addition, no new potential customer had been identified for the project’s calcium feldspar product.

            During the Fiscal 2014, two properties, Spor Mountain and Apex were abandoned and impairment losses related to the expenditures incurred during Fiscal 2014 on Warren Township ($6,802), Spor Mountain ($19,246) as well as the expenditures incurred to-date of $156,361 on Apex have been recognized.

Share based Compensation

            Share based compensation decreased to $347,096 from $2,063,145 during Fiscal 2014 compared to Fiscal 2013. This decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned during Fiscal 2014 compared to Fiscal 2013.

Write-off of land acquisition option payments

            The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during Fiscal 2014. The Company has entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during Fiscal 2014. This new option will expire on December 14, 2014.

Decrease in fair value of warrants denominated in foreign currency and financing transaction costs

            During Fiscal 2014, the Company completed the US$ Unit Offering as disclosed in Note 8 of the consolidated financial statements and issued 9,237,875 Units of the Company at a price of $0.469 (US$0.433) per Unit pursuant to the security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each Unit is comprised of a common share and 0.70 of an US$ Warrant. Each whole warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a limit of US$0.5095.

            The fair value of the warrant component was estimated at US$0.220 and this amount was allocated to the warrant component of the Unit, with the residual balance of US$0.213 being allocated to the common share component of the Unit. In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of the warrant component of the Unit totaling $2,200,746 has been classified and recorded as a financial liability. On August 31, 2014, the total fair value of these warrants has been re-measured at $1,720,622 using the Black-Scholes pricing model and the resulting change in value of $480,324 has been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

            The total transaction costs of $597,963 (including cash fee, the estimated fair value of the agent’s warrants and other cash issuance costs) relating to the US$ Unit Offering has been allocated to the common shares and the US$ Warrants using the same ratio used to allocate the gross proceeds to the common shares and the US$ Warrants. The total amount allocated to the US$ Warrants of $303,862 has been recorded as financing transaction costs on the statement of comprehensive loss.

Year ended August 31, 2013 compared with the year ended August 31, 2012

	2013	2012
Revenue
Interest income	$374,281	$1,105,731

Expenses
Corporate and administrative expenses	6,366,338	6,244,988
Impairment loss on exploration and evaluation assets	2,897,867	-
General exploration	53,119	40,201
Depreciation	211,085	231,850
Share based compensation	2,063,145	5,786,249
Foreign exchange loss (gain)	(18,109)	(45,363)

	11,573,445	12,257,925

Net Loss and Total Comprehensive Loss for the year	$(11,199,164)	$(11,152,194)

            During Fiscal 2013, the Company’s net loss increased by $46,970 from a net loss of $11,152,194 for the year ended August 31, 2012 (“Fiscal 2012”) to a net loss of $11,199,164 for Fiscal 2013. Corporate and administrative expenses totalled $6,366,338 during Fiscal 2013, a slight 2% increase over the amount incurred in Fiscal 2012 ($6,244,988). This small increase reflects the Company’s effort in controlling its overhead costs while its business activities continued to expand.

             The fluctuations of the various line items that had significant impact on the results of operations for Fiscal 2013 compared to Fiscal 2012 were due to the factors discussed below:

Interest Income

            Lower cash balances resulted in interest income decreasing to $374,281 for the Fiscal 2013 compared to $1,105,731 for Fiscal 2012.

Corporate and administrative expenses

            Corporate and administrative expenses totalled $6,366,338 during Fiscal 2013, a slight 2% increase over the amount incurred in Fiscal 2012 ($6,244,988). The main areas of increased corporate and administrative expenses for Fiscal 2013 were financial advisory fees and expenses, and marketing and sales expenses, which were partly offset by the decrease in public and investor relations expenses.

            Financial advisory fees and expenses totalled $500,097 for the Fiscal 2013 compared to $116,403 in Fiscal 2012. Commencing in April 2012, the Company has retained financial advisors in assisting the Company to finalize strategic partnerships and commercial off-take agreements and securing debt and equity financing.

            Marketing and sales related expenses increased by approximately $170,000 (48%) during Fiscal 2013 compared to Fiscal 2012, which primarily related to increase in fees paid to consultants in assisting the Company in sales and market development and identifying potential customers and strategic partners, and more travel to meetings with potential customers throughout Fiscal 2013.

            Expenditures on public and investor relations for Fiscal 2013 decreased by approximately $183,000 (27%) compared to Fiscal 2012. The decrease is primary related to the reduced level of direct and web-based marketing activities, and as well as reduced participation in investment conferences during the first half Fiscal 2013. Investor interest in the junior resource sector remained low throughout Fiscal 2013, reducing the demand for proactive investor relations programs.

Impairment loss on exploration and evaluation assets

            In Fiscal 2013, after careful review of the drilling results from the 2012 drilling program and geological data gathered from the 2013 field work program, the Company reduced the number of claims of its Spor Mountain Rare Metals Project significantly and recognized an impairment loss of $1,494,508 for this project. The Company also recognized an impairment loss of $1,403,359 in fiscal 2013 on its Warren Township Anothosite Project as no substantial work had been carried out on the Warren Township project during the last four years and no work was planned or budgeted for fiscal 2014. In addition, no new potential customer had been identified for the project’s calcium feldspar product. No impairment loss was recognized in Fiscal 2012.

Share based Compensation

            Share based compensation decreased to $2,063,145 from $5,786,249 during the Fiscal 2013 compared to Fiscal 2012. This decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned during the Fiscal 2013 compared to Fiscal 2012.

B. Liquidity and Capital Resources

            In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.

            As at August 31, 2014, the Company had working capital of $5,607,733 (which is calculated by adding back the liability for warrants denominated in foreign currency of $1,720,622 to the net current assets of $3,887,111), and cash and cash equivalents on hand of $6,017,598. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.45% . As at August 31, 2013, the Company had working capital of $8,989,684 and cash and cash equivalents on hand of $10,313,798.

            The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $400,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2015 are budgeted at approximately $1.5 million, with approximately $1.0 million of these expenditures being allocated to Nechalacho primarily to continue the project optimization work and ongoing permitting work.

            The Company believes its present cash resources, along with anticipated funds to be raised through “at the market” issuances pursuant to the Sales Agreement described below, are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least the end of fiscal 2015. However, there can be no assurances that the Company will be able to raise additional funds required for all planned 2015 expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised

            The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of Nechalacho may need to be deferred with a corresponding deferral in the targeted production start date for the Project.

            All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. In addition, the Company is required to pay Euro 8,400 per month for the next twelve month to the service provider pursuant to a service contract for the Nechalacho Project.

            A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Nechalacho Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

            The Company has three operating leases for its premises. As at the date of this Annual Report, the minimum lease commitments under these leases are as follows:

2015	$ 261,461
2016	$ 312,202
2017	$ 100,496

            The Company is in the process of exploring and developing its mineral properties. To date, the Company has not earned significant revenues.

            The realization of amounts shown for its exploration and evaluation assets and its development asset – the Nechalacho Project is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

            Mineral exploration and development is capital intensive and in order to continue exploration and development on its mineral properties, the Company will be required to raise new equity capital in the future. Based on the Company’s current financial position, its plans for equity financing and its exploration and development plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the next fiscal year. There is no assurance that the Company will be successful in raising additional new equity capital.

            Recent financing activities

            During Fiscal 2014, the Company completed the following four major financing transactions:

            During the quarter ended November 30, 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

            The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

            To date the Company has raised US$2,306,127 in gross proceeds by the issuance of 4,242,356 shares through the at-the-market program.

            In addition, during the quarter ended November 30, 2013, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of its common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of US$2,800,000 (the "Initial Purchase"). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 85,729 common shares were issued in conjunction with the Initial Purchase).

            The Company has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations but the closing price of the common shares on the NYSE MKT must not be less than US$0.50 on the purchase date, negative covenants or restrictions on the Company's future financing activities. Avalon may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares.

            The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

            To date the Company has raised US$3,137,060 in gross proceeds and has issued 5,989,570 common shares through the Purchase Agreement.

            During the quarter ended August 31, 2014, the Company issued 9,237,875 units of the Company pursuant to a registered direct offering at a price of US$0.433 per unit (the “US$ Unit Offering”). Each unit is comprised of a common share and 0.70 of a common share purchase warrant (each whole warrant, a “US$ Warrant”). Each whole US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021 and is subject to certain anti-dilution provisions. The gross proceeds of this offering were US$4.0 million. Net proceeds, after deducting the placement agent’s fee and other offering expenses were US$3,561,889.

            During the quarter ended August 31, 2014, the Company completed a private placement (the “Private Placement”) and issued 1,653,866 flow-through common shares (“Flow-Through Shares”) at $0.60 per share and 2,445,000 non flow-through units (“Non Flow-Through Units”) at $0.48 per Non Flow-Through Unit for total gross proceeds of $2,165,920, of which an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units were issued to certain directors and officers of the Company. Each Non Flow-Through Unit is comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at an exercise price of $0.60 per share until July 2, 2017. In connection with the Private Placement, the Company paid finders’ fees of $12,461 and incurred other issuance costs of $50,185.

C. Research and Development, Patents and Licenses, etc.

            The Company has invested significant amounts of resources in researching, developing and optimizing the metallurgical processes to recover the REEs from the Nechalacho ore body. Research and development expenditures incurred during Fiscal 2014, Fiscal 2013 and Fiscal 2012 totalled $2,026,367, $5,122,900 and $11,460,589 respectively.

            The bulk of these R&D investigations have been conducted at a commercial laboratory in Lakefield Ontario, although further work has also been conducted at other globally recognized research institutes elsewhere in Ontario, USA and South Africa.

            The areas investigated have included ore comminution and froth flotation to produce a mineral concentrate, followed by numerous hydrometallurgical processes aimed at firstly leaching the REEs and then removing the various impurities such that a high purity bulk REE precipitate can be produced for toll treating by others.

            The Company made a condition of only using laboratories with extensive experiences in the processing of rare earth containing materials in order to draw on their in-house experience and to maintain consistency in processing and analytical techniques.

            None of the processes developed or implemented are known to be protected by any third party patents or licences as they are commonly applied to other metallurgical systems. However, Avalon is investigating the potential merit of patenting the overall combination of processes for the treatment of similar ore bodies or mineral concentrates.

D. Trend Information

            While the Company does not have any producing mines it is directly affected by trends in the metal industry. At the present time global metal prices are extremely volatile. Demand for and the prices of REE have fluctuated widely, particularly in recent years.

            REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Prices have not recovered materially in 2013 or 2014. Demand for REE products may be impacted by demand for products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for REE products.

            Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

            Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration and development programs. The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

E. Off-balance sheet arrangements

            The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

            As of August 31, 2014, the Company had the following contractual obligations:

	Payment due by period
					More
			1-3	3-5	than 5
	Total	<1 year	years	years	years
Trade payables and other payables	$1,785,745	$1,785,745	$-	$-	$-
Purchase contract	143,922	143,922	-	-	-
Operating Leases	769,846	357,148	412,698	-	-
Total	$2,699,513	$2,286,815	$412,698	$-	$-

G. Safe Harbor

            The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

            The following is a list of the Company’s directors and senior management as of the date of this annual report. The directors were elected by the Shareholders on February 25, 2014 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name, Present Position with the Company and Country of Residence	Principal Occupation	Director/Officer Since
DONALD S. BUBAR Director, Chief Executive Officer and President Ontario, Canada	President and CEO of the Company	February 17, 1995
ALAN FERRY (1) (2) Director Ontario, Canada	Self-employed Businessperson since July 2007.	February 24, 2000
PHIL FONTAINE Director Ontario, Canada	Retired; former Special Advisor to the Royal Bank of Canada from 1997 to 2009, and former National Chief of the Assembly of First Nations.	September 8, 2009
BRIAN D. MACEACHEN (1) Director and Chairman Nova Scotia, Canada	Executive Consultant since July 2012; prior thereto, Executive Vice President of Brigus Gold Corp. (formerly Linear Gold Corp., a mining exploration company) since October 2009 and President and CEO of Linear Metals Company (a mining exploration company) from January 2008 to April 2012; prior thereto, CFO and Vice-President of Finance of Brigus Gold Corp. and Linear Metals Company.	November 16, 1998
SERGIO MARCHI (2) Director Switzerland	Principal, Marchi Group, a global strategic consultancy company since 2008.	February 25, 2014
PETER MCCARTER (1)(2) Director Ontario, Canada	Retired mining executive.	November 16, 2007
KENNETH G. THOMAS Director Ontario, Canada	President, Ken Thomas & Associates Inc., a consulting firm to the mining industry since 2012 and Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to July 2012; prior thereto Global Managing Director and Board Director, Hatch, an international engineering and construction company.	February 25, 2014
R. JAMES ANDERSEN Chief Financial Officer and Vice President, Finance Ontario, Canada	Chief Financial Officer and Vice President, Finance of the Company since June 2001; prior thereto, President of Andersen & Company, PC (a chartered accounting firm) from January 2007 to October 2011.	June 11, 2001
DAVID MARSH Senior Vice President, Metallurgy and Interim Chief Operating Officer Ontario, Canada	Senior Vice President, Metallurgy of the Company since August 2012 and Interim Chief Operating Officer of the Company since June 2013; prior thereto, General Manager- Technical Projects Development at Paladin Energy from July 2006 to September 2011.	August 1, 2012
WILLIAM MERCER	Vice President, Exploration of the Company since June 2007, prior	June 21, 2007

Vice President, Exploration Ontario, Canada	thereto, self-employed Geological Consultant from October 2006 to December 2010.
PIERRE NEATBY Vice President, Sales and Marketing Ontario, Canada	Vice President, Sales and Marketing of the Company since July 2010; prior thereto, Vice President of Noranda Inc. and Managing Director of European Sales of Noranda Inc. (an international mining company).	July 1, 2010
MARK WISEMAN Vice President, Sustainability Ontario, Canada	Vice President, Sustainability of the Company since November 2011; prior thereto, Director Health, Safety and Environment for Xstrata Nickel’s Koniambo Project, a division of Xstrata plc (an international mining company, presently Glencore) from 1990 to 2010.	November 7, 2011

(1)	Member of the Audit Committee
(2)	Member of the Compensation, Governance and Nominating Committee

Family Relationships

            There are no family relationships between any directors or executive officers of the Company.

Arrangements

            There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Conflicts of Interest

            There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

            The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

            The majority of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

            To the Company’s knowledge, no director or executive officer of the Company is, as of the date of this hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

            (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corp. when it became subject to a cease trade order that was issued by the Ontario, British Columbia and Alberta securities commissions in 2003 for failure to file financial statements; or

            (ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

            To the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities of the Company to affect materially the control of the Company:

            (i) is, as at of the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

            (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

            To the Company's knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect material the control of the Company, has been subject to:

            (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

            (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

            To the best of the Company’s knowledge, and other than as disclosed in this annual report, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Legal Proceedings and Regulatory Actions

            The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2014 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

            There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2014, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2014.

Interest of Management and Others in Material Transactions

            The Company is not aware of any material interest, direct or indirect, in any transaction within the three most recently completed financial years involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing that has materially affected or will materially affect the Company, other than as set forth herein.

Transfer Agent and Registrar

            The Company’s transfer agent and registrar is TMX Equity Transfer Services Inc., with its principal office at 200 University Avenue, Suite 3400, Toronto, ON M5H 4H1. The Company’s U.S. co-transfer agent is Registrar and Transfer Company with its principal office at 10 Commerce Drive, Cranford, NJ 07016.

B. Compensation

            During the last completed fiscal year of the Company, the Company had five named executive officers (“NEOs”), namely, its Chief Executive Officer (“CEO”) and President, Donald Bubar, its Chief Financial Officer (“CFO”) and Vice President, Finance, R. James Andersen, its Vice President, Metallurgy and Interim Chief Operating Officer (“COO”), David Marsh, its Vice President, Sales and Marketing, Pierre Neatby, and its Vice President, Exploration William Mercer.

1) Compensation Discussion and Analysis

            Compensation, Governance and Nominating Committee

            The Compensation, Governance and Nominating Committee (the “CGN Committee”) of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan and any other employee benefits and/or plans and with respect to directors’ compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

            The CGN Committee currently consists of Peter McCarter (Chair), Alan Ferry and Sergio Marchi, each of whom are independent, pursuant to the rules of the TSX and the NYSE MKT Each of Messrs. McCarter and Ferry has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc., GPM Metals Inc., and Macusani Yellowcake Inc., all publicly listed mineral exploration or mining companies. While Mr. Marchi was a Cabinet Minister in the Government of Canada between 1993 and 1999, he was responsible for determining the compensation of his political staff, which numbered approximately 25 people. This experience relating to executive compensation matters collectively provides members of the Committee with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

            The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

Compensation Objectives and Structure

            The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives. Due to the nature of the mining industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize the foregoing. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s principal corporate objectives.

            Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see “Stock Option Plan”). Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company’s management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company’s management team other than the CEO being based primarily on the recommendations of the CEO. The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet.

            Base salary is the principal component of each executive officer’s overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his day to day roles and responsibilities. The CGN Committee annually reviews the setting of the base salaries and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mining industry. It is important that the Company’s CEO and other members of its senior management team are paid competitive base salaries that are in keeping with that offered by comparable companies within the industry. The CGN Committee also noted that companies operating in the rare earths industry face unique and relatively difficult additional challenges that need to be addressed, particularly in the financing, marketing and metallurgical processing areas, than do other companies in the mining sector, such as gold and base metal companies.

            In setting the salary and bonus, if any, to be awarded to the CEO for each year, the CGN Committee, in addition to reviewing peer group data, reviews the achievements of the CEO for the prior year and looks at the overall performance of the Company in terms of the achievement of its corporate objectives, including the acquisition and advancement of projects. Also typically included in such overall assessment are specific initiatives undertaken in the year by the Company that have advanced the growth and progress of the Company and the enhancement of shareholder value during the year, including the reflection of such in the Company’s share price. Regard is also had to the overall financial condition of the Company. In setting the compensation of the other executive officers of the Company, the CGN Committee reviews with the CEO, the CEO’s evaluation of each executive officer’s performance during the year as well as the responsibilities, experience and qualifications of such executive officer and comparable industry compensation data. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation is generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

            Annual salary adjustments, if any, have historically been made on a calendar year basis, typically being determined towards the end of each calendar year and made effective January 1 of the following year.

Compensation Risk Management

            The CGN Committee evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the mandate of the Board is that the Company’s policies and practices respecting compensation, including those applicable to the Named Executive Officers, be designed in a manner which is in the best interests of the Company and its shareholders.

            In particular, the Company’s executive compensation policies incorporate a balanced compensation program design (see “Compensation Objectives and Structure”) and include elements of fixed and variable compensation and short and longer term incentives.

            The base salary component of the compensation provided by the Company to its executive officers is set annually. The bonus component of the compensation provided by the Company to its executive officers is discretionary, is currently based on qualitative or subjective measures rather than quantitative benchmarks, and is subject to the prior approval of the CGN Committee. Discretionary assessment of the performance of executive officers by the Committee ensures that bonus awards align with both perceived and actual performance and the risks associated with such performance and any bonus award.

            The stock option component of the compensation provided by the Company to its executive officers is both “longer term” and “at risk” and, accordingly, is directly linked to the achievement of longer term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officers until a significant period of time has passed and that there are typically deferred vesting provisions attached to each option grant (see “Stock Option Plan” below), the incentive for executive officers to take inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is limited.

            The CGN Committee believes that it is unlikely that an executive officer would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions. Due to the size of the Company, the CGN Committee is able to monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information relating to the Company are reviewed, and which includes senior executive compensation. The CGN Committee has not identified any risks arising from the Company’s compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

            Although the Company has not as yet adopted any specific policies in this regard, in the event that a director or an executive officer purchases financial instruments that are designed to hedge or offset a decrease in the market value of the Company’s equity securities granted as compensation or held, directly or indirectly by the director or the executive officer, such purchases must be disclosed in insider reporting filings. To date, no such purchases have been disclosed by any director or executive officer of the Company.

Base Salary and Bonus

            The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2014, recommended to the Board and the Board determined that, as was generally the case in Fiscal 2013, there would be no salary increases for the Named Executive Officers in 2014. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

            Further, given the foregoing, the Board has determined that there would be no salary increases for the Named Executive Officers for 2015. In addition, each of the Named Executive Officers has agreed, for the seven month period commencing November 2014 through to May 2015, to be granted, in lieu of receiving 20% of their respective salaries during such period, additional stock options, being in the case of Mr. Bubar, options to purchase 150,000 common shares of Avalon, in the case of Messrs. Andersen and Marsh, options to purchase 125,000 common shares and in the case of Messrs. Mercer and Neatby, options to purchase 100,000 common shares. All of the foregoing options were granted effective November 24, 2014, have an exercise price of $0.22 per share, have a five year term and vested immediately.

            No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2014.

            Options

            The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s common shares. Participation in the Stock Option Plan also provides a significant incentive to the Participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive. This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options. The number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as the number and terms of options granted by peer group companies in determining whether and in what quantity new option grants should be made in any year.

            The Company’s current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and Chief Operating Officer options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares (the “target allotments”). The foregoing allotments do not include the additional options granted to the Named Executive Officers on November 24, 2014 as described under “Base Salary and Bonus” above.

            In the past, the Company had typically granted all of an employee’s option allotment at the commencement of the employee’s employment, with such options to vest periodically over the first four years of a five year option term. During the 2012 calendar year, the Company switched to a methodology of annual grants of one fifth of the employee’s target allotment (on a discretionary basis). Accordingly, over the next three years, as the number of options granted under the former methodology are exercised or expire, each employee may have more or less than their target allotment at any given time. Over the next three years, all stock options granted to each employee will gravitate toward the employee’s target allotment. The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

            Circumstances Triggering Termination and Change of Control Benefits

            As noted below under the heading “Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company and its shareholders but that may result in the termination of the CEO’s employment with the Company.

            Stock Option Plan

            The Stock Option Plan, approved by shareholders on February 25, 2014, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company’s issued and outstanding common shares. Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

            The Company maintains the Stock Option Plan in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in share value created for the Company’s shareholders.

            Incentive options granted under the Stock Option Plan entitle the purchase of shares at a price and for the length of time determined by the Board provided that the price cannot be lower than the market price of the common shares on the TSX on the day prior to or on the day of the grant and the expiry date cannot be more than 10 years after the date of the grant. Further, the policies of the TSX also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.

            Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants. Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof in equal proportions of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder. Options terminate immediately upon an optionee’s employment with the Company being terminated (unless otherwise determined by the Board) or unless such termination is a result of the death, disability or retirement, in which case termination occurs 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course). The terms of the Stock Option Plan further provide that the exercise price at which common shares may be issued under the Stock Option Plan cannot be less than the current market price of the common shares when the relevant options are granted.

            As at November 24, 2014, 9,449,000 common shares, being 7.4% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

            Incentives to Participants under the Stock Option Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which can be attached to an option at the discretion of the Company at any time, entitle a Participant in the Stock Option Plan to elect, in lieu of exercising an outstanding Option, to receive the number of common shares equivalent in value to the difference between his or her option exercise price and the then existing market value of the shares multiplied by the number of common shares over which he or she could otherwise exercise his or her option. No stock appreciation rights have been granted under the Stock Option Plan to date.

            The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Stock Option Plan must be re-approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution of the relevant plan. Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

            2) Summary Compensation Table

            The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended August 31:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)(2)	All other compensation ($)(3)	Total compensation ($)
DONALD BUBAR (4) President and CEO	2014	400,000	Nil	137,373	Nil	Nil	1,938	539,311
	2013	400,000	Nil	395,546	Nil	Nil	923	796,469
	2012	383,333	Nil	364,194	35,000(5)	Nil	1,265	783,792
R. JAMES ANDERSEN CFO and Vice President, Finance	2014	300,000	Nil	79,283	Nil	Nil	Nil	379,283
	2013	300,000	Nil	211,521	Nil	Nil	Nil	511,521
	2012	250,000	Nil	Nil	35,000(5)	Nil	873	285,873
DAVID MARSH (6) Senior Vice President, Metallurgy and Interim COO	2014	356,667	Nil	51,263	Nil	Nil	Nil	407,930
	2013	350,000	Nil	Nil	50,000(7)	Nil	923	400,923
	2012	58,333	Nil	420,923	Nil	Nil	Nil	479,256
PIERRE NEATBY Vice President, Sales and Marketing	2014	256,667	Nil	24,735	Nil	Nil	748	282,150
	2013	250,000	Nil	141,014	Nil	Nil	630	391,644
	2012	220,833	Nil	Nil	35,000(5)	Nil	Nil	255,833
WILLIAM MERCER Vice President, Exploration	2014	256,667	Nil	33,869	Nil	Nil	Nil	290,536
	2013	243,845	Nil	Nil	Nil	Nil	923	244,768
	2012	234,048	Nil	357,593	35,000(5)	Nil	873	627,514
____________________
(1)

These amounts represent the “grant date fair value” of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(2)	The Company does not have a pension plan.
(3)	Medical expenses paid by the Company on behalf of the respective Named Executive Officer.
(4)	Mr. Bubar does not receive any additional compensation for serving as a director of the Company.
(5)	The Company paid each of Messrs. Bubar, Andersen, Neatby and Mercer a bonus of $35,000 in 2012, each in recognition of their performances in 2011.
(6)	Mr. Marsh was appointed as Senior Vice-President, Metallurgy of the Company on August 1, 2012.
(7)	The Company paid Mr. Marsh a bonus of $50,000 in 2013 related to the completion of the feasibility study on the Company’s Nechalacho Rare Earth Elements Project.

            Base Salary for the NEOs are determined by the Board upon the recommendation of the CGN Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the CGN Committee feels is suitable.

            The annual base salary paid to NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the CGN Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and the CGN Committee.

            Non-Equity Incentive Plan Compensation

            One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

            Option Based Award

            An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward NEOs, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the CGN Committee.

            The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company’s issued capital from time to time. For details of the stock option plan please review the Company’s Management Information Circular for the Annual and Special Meeting of Shareholders held February 25, 2014 which is available on the Company’s SEDAR profile at www.sedar.com and on the Company’s EDGAR profile at www.sec.gov.

            The stock option plan is administered by the CGN Committee. The process the Company uses to grant option based awards is outlined in the Company’s Stock Option Policy that was adopted by the Board on August 30, 2013.

            3) Incentive Plan Awards

            Outstanding share-based awards and option-based awards

            The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended August 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
DONALD BUBAR Director, President and CEO	300,000(3)	8.62	Apr27/16	Nil	Nil	Nil	Nil
	250,000(3)	2.62	Nov28/16
	200,000(2)	1.75	Aug31/17
	200,000(2)	1.19	Feb28/18
	150,000(3)	0.59	Jan06/19
	200,000(2)	0.81	Mar04/19

R. JAMES ANDERSEN CFO and Vice President, Finance	150,000(3)	4.07	Dec21/15	Nil	Nil	Nil	Nil
	200,000(3)	4.47	Aug31/16
	120,000(2)	1.75	Aug31/17
	120,000(2)	0.88	May31/18
	150,000(3)	0.59	Jan06/19
	120,000(2)	0.54	May31/19
DAVID MARSH Vice President, Metallurgy and Interim COO	400,000(2)	1.54	Jul01/17	Nil	Nil	Nil	Nil
	40,000(2)	0.59	Jan06/19
	120,000(2)	0.54	May31/19
PIERRE NEATBY Vice President, Sales and Marketing	400,000(2)	2.00	Jun30/15	Nil	Nil	Nil	Nil
	80,000(2)	1.75	Aug31/17
	(2)
	80,000(2)	0.88	May31/18
	80,000(2)	0.54	May31/19
WILLIAM MERCER Vice President, Exploration	400,000 (3)	1.59	Jun20/17	Nil	Nil	Nil	Nil
	80,000 (2)	0.70	Dec01/18
______________
(1)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2014 was $0.46 per common share.

(2)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(3)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

Incentive plan awards – value vested or earned during the year

            An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

            The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended August 31, 2014:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
DONALD BUBAR Director, President and CEO	Nil	Nil	Nil
R. JAMES ANDERSEN CFO and Vice President, Finance	Nil	Nil	Nil
DAVID MARSH Vice President, Metallurgy and Interim COO	Nil	Nil	Nil
PIERRE NEATBY Vice President, Sales and Marketing	Nil	Nil	Nil
WILLIAM MERCER Vice President, Exploration	Nil	Nil	Nil

________________
(1) The value of the options vested during the year for each NEO is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

4) Pension Plan Benefits

            No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

            The Company does not have in place policies which restrict the ability of directors or NEOs to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or NEO. Any such purchases would be subject to applicable insider reporting requirements.

5) Termination and Change of Control Benefits

            The Company has entered into employment agreements with each of the NEOs. Employments agreement can be terminated:

a)	by the employee by providing a minimum of 30 days notice to the Company;

b)

by the Company by payment of termination benefits that provide for a payment, which in the case of Donald Bubar, President and CEO and R. James Andersen, CFO and Vice President, Finance, of an amount equal to three years the then current salary for each of Donald Bubar and James Andersen and, in the case of the other NEOs, equal to twelve months’ salary plus one month per year to a maximum of 24 months;

             A “change of control” shall be deemed to have occurred when any person, entity or group becomes the beneficial owner of 50.1% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors; or completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, at which time the severance payment becomes due and payable on closing of the transaction, other than:

(i)

a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(ii)

a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

            The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

Name	Change of Control	Amount ($)
DONALD BUBAR Director, President and CEO	3x annual salary	1,200,000
R. JAMES ANDERSEN CFO and Vice President, Finance	3x annual salary	900,000
DAVID MARSH Vice President, Metallurgy and Interim COO	12 months + 1 month per year of employment	450,000
PIERRE NEATBY Vice President, Sales and Marketing	12 months + 1 month per year of employment	368,333
WILLIAM MERCER Vice President, Exploration	12 months + 1 month per year of employment	346,667

6) Director Compensation

            During fiscal 2014, directors of the Company (excluding Donald Bubar, who is an officer of the Company) were paid a base yearly fee of $24,000 plus a fee of $800 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $6,000 was paid to each of the Chairman of the Board and the Chairman of any other permanent committee of the Board. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors’ and committee meetings.

            The Board has determined that, commencing January 1, 2015, the current directors’ fees will be halved with the result that the directors thereafter will be paid a base yearly fee of $12,000 plus a fee of $400 per Board or committee meeting attended in person or by conference telephone. An additional fee of $3,000 will be paid to each of the Chairman of the Board and the Chairman of any other permanent committee of the Board. As partial compensation for this reduction, each director (other than Mr. MacEachen and Mr. Bubar) was granted options to purchase 50,000 common shares of Avalon and Mr. MacEachen was granted options to purchase 60,000 common shares of Avalon. All of the foregoing options were granted effective November 24, 2014, have an exercise price of $0.22 per share, have a five year term and vested immediately.

            In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. An aggregate of 700,000 options were granted to the directors during the year ended August 31, 2014.

            The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

            The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $30,000,000 per claim and $30,000,000 per policy period, subject to deductibles of $100,000 to $250,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2015. The premium paid by the Company in respect of said insurance in fiscal 2014 was $153,825.

            The following table sets forth the value of all compensation paid to the directors, excluding Donald Bubar, President and CEO who is paid as an officer and not as a director:

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total ($)
Alan Ferry *	38,400	Nil	35,810	Nil	Nil	Nil	74,210
Phil Fontaine *	38,800	Nil	Nil	Nil	Nil	Nil	38,800
Brian D. MacEachen *	52,000	Nil	32,899	Nil	Nil	Nil	84,899
Sergio Marchi *	19,600	Nil	107,093	Nil	Nil	Nil	126,693
Peter McCarter *	44,400	Nil	Nil	Nil	Nil	Nil	44,400
Richard Morland *(6)	20,600	Nil	Nil	Nil	Nil	Nil	20,600
Kenneth G. Thomas *	17,200	Nil	107,093	Nil	Nil	Nil	124,293

_________________
*Independent and Non-Employee Directors.

(1)	The Company does not currently have any share-based award plans.
(2)

These amounts represent the “grant date fair value” of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	The Company does not have any other benefit plans for its directors.
(6)	Mr. Morland served as a director until February 25, 2014.

            The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX.

Outstanding share-based awards and option-based awards

            The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at August 31, 2014:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised or in-the- money options ($)(2)	Number of shares units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Alan Ferry	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.99	Aug27/17
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.84	Mar05/19
	75,000(4)	0.48	Jul14/19
Phil Fontaine	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	175,000(3)	2.80	Sep04/14
Brian D. MacEachen	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.01	Apr19/18
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.72	Mar12/19
	75,000(4)	0.48	Jul14/19
Sergio Marchi	225,000(3)	0.81	Mar04/19	Nil	Nil	Nil	Nil
Peter McCarter	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	175,000(4)	1.44	Nov27/17
Kenneth G. Thomas	225,000(3)	0.81	Mar04/19	Nil	Nil	Nil	Nil
______________________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2014 was $0.46 per common share.

(3)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.
(4)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

Incentive plan awards – value vested or earned during the year

            An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

            The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended August 31, 2014:

Non-equity
	Option-based	Share-based	incentive plan
	awards – Value	awards – Value	compensation –
	vested during	vested during	Value earned
	the year	the year	during the year
Name(1)	($) (2)	($)	($)
Alan Ferry	375	Nil	Nil
Phil Fontaine	Nil	Nil	Nil
Brian D. MacEachen	875	Nil	Nil
Sergio Marchi	Nil	Nil	Nil
Peter McCarter	Nil	Nil	Nil
Richard Morland	Nil	Nil	Nil
Kenneth G. Thomas	Nil	Nil	Nil
_________________________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

C. Board Practices

            The Board is currently comprised of seven directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual meeting of shareholders. At the Annual and Special Meeting, held on February 25, 2014, the shareholders elected Messrs. Bubar, Ferry, Fontaine, Marchi, MacEachen, McCarter and Thomas as directors.

            The Board has considered the relationship of each director to the Company and currently considers six of the seven directors to be “unrelated” (Messrs. Ferry, Fontaine, Marchi, MacEachen, McCarter and Thomas). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

            Procedures are in place to allow the Board to function independently. At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

            Mandate of the Board of Directors, its Committees and Management

            The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to Board approval. The Board adopted a formal mandate for the Board, the Chair of the Board and the CEO. The Board meets quarterly and additionally as required. The Board and committees may take action at these meetings or at a meeting by conference call or by written consent.

            Majority Voting Policy

            The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Chairman of the Board promptly following the shareholders’ meeting. The Compensation, Governance and Nominating Committee (“CGN Committee”) of the Board will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to accept the resignation, the CGN Committee will consider all factors deemed relevant by members of such Committee. The CGN Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered.

            Board Effectiveness Assessment

            The CGN Committee of the Board is in the process of implementing an annual process for assessing the effectiveness of the Board as a whole, as well as its committees and individual directors. As part of the assessment process, each director will receive a comprehensive survey which covers, among other matters, the overall functioning of the Board and each Board committee, including its composition, structure and processes; the management structure and reporting functions; the Company’s strategic direction and commitment to sustainability; the Board’s operational oversight, the Board’s relationship with management; and other relevant aspects of the Board’s responsibilities and processes. The completed surveys will then be compiled into a report which will be provided to the CGN Committee. The CGN Committee will review the results of the board surveys and put forward any recommendations it feels appropriate to address any comments or concerns expressed by directors. The report, along with the recommendations of the CGN Committee, will then be presented to the Board for further discussion.

Committees

Audit Committee

            The Audit Committee assists the Board in its oversight of the Company’s consolidated financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

            The Audit Committee currently consists of three directors (Brian MacEachen (chair), Alan Ferry and Peter McCarter). All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand statements of financial position, statements of operations and comprehensive loss, statements of shareholders’ equity, statements of cash flow and notes to financial statements. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

            Mr. MacEachen is a Chartered Accountant with over 20 years of experience in overseeing the financial management of publicly traded companies. He holds a BBA and CA.

            Mr. Ferry is a retired Chartered Financial Analyst with over 25 years of experience as a mining analyst with various investment dealers. He holds a B.Sc. and serves on the board of directors of five publicly traded companies and the audit committee of four publicly traded companies.

            Mr. McCarter is a retired mining executive and holds a B.A., LL.B. and M.B.A.

            The Board has adopted a charter for the Audit Committee (which is attached as an exhibit to the annual report) which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

  its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;
  determination of which non-audit services the external auditor is prohibited from providing;
  the engagement, evaluation, remuneration, and termination of the external auditors;
  appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;
  its relationship with and expectation of the internal auditor;
  its oversight of internal control;
  disclosure of financial and related information; and
  any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

Compensation, Governance and Nominating Committee

            The CGN Committee is responsible for reviewing the compensation of the Company’s directors and officers and making recommendations to the Board with respect thereto.

            The CGN Committee of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan and any other employee benefits and/or plans and with respect to directors’ compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

            The CGN Committee currently consists of Peter McCarter (Chair), Alan Ferry and Sergio Marchi, each of whom are independent. Each of Messrs. McCarter and Ferry has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc., GPM Metals Inc., and Macusani Yellowcake Inc., all publicly listed mineral exploration or mining companies. While Mr. Marchi was a Cabinet Minister in the Government of Canada between 1993 and 1999, he was responsible for determining the compensation of his political staff, which numbered approximately 25 people.

            The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties. This experience relating to executive compensation matters collectively provides members of the Committee with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

            The CGN Committee of the Board is responsible for recommending candidates for nomination to the Board, and governing the desirable characteristics for directors. In making such recommendations, the CGN Committee considers:

(a)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;
(b)	the competencies and skills that the Board considers each existing director to possess; and
(c)	the competencies and skills each new nominee will bring to the boardroom.

            The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. The CGN Committee is responsible for, among other things, developing or approving performance indicators and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the committees of the Board in light of the responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees. The CGN Committee meets as often as is necessary to carry out its responsibilities.

            The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

            The CGN Committee currently consists of three directors (Messrs. McCarter, Alan Ferry and Sergio Marci). All of the members are unrelated directors.

D. Employees

            As at August 31, 2014, the Company has 17 employees. All of these employees are located in Ontario, and there have been no significant change in the number of employees during Fiscal 2014.

E. Share Ownership

            As of November 24, 2014, the Company had 127,725,653 common shares issued and outstanding. The following table sets forth the share ownership of the individuals referred to in “Compensation” as of November 24, 2014:

	Number of
Name of Beneficial Owner	Shares	Percent
R. James Andersen	300,000	0.2
Donald Bubar	1,750,000	1.4
Alan Ferry	225,000	0.2
Phil Fontaine	10,000	0.0
Brian D. MacEachen	340,000	0.3
Sergio Marchi	10,000	0.0
David Marsh	8,000	0.0
Peter McCarter	80,000	0.1
William Mercer	106,234	0.1
Pierre Neatby	23,500	0.0
Kenneth G. Thomas	42,000	0.0

Outstanding Options

            The following information, as of November 24, 2014, reflects outstanding options held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	300,000	Apr27/11	8.62	Apr27/16
	250,000	Nov28/11	2.62	Nov28/16
	200,000	Sep01/12	1.75	Aug31/17
	200,000	Mar01/13	1.19	Feb28/18
	150,000	Jan07/14	0.59	Jan06/19
	200,000	Mar05/14	0.81	Mar04/19
	150,000	Nov24/14	0.22	Nov23/19
R. JAMES ANDERSEN	150,000	Dec21/10	4.07	Dec21/15
	200,000	Aug31/11	4.47	Aug31/16
	120,000	Sep01/12	1.75	Aug31/17
	120,000	Jun01/13	0.88	May31/18
	150,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
DAVID MARSH	400,000	Jul01/12	1.54	Jul01/17
	40,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
PIERRE NEATBY	400,000	Jun30/10	2.00	Jun30/15
	80,000	Sep01/12	1.75	Aug3/17
	80,000	Jun01/13	0.88	May31/18
	80,000	Jun05/14	0.54	May31/19
	100,000	Nov24/14	0.22	Nov23/19
WILLIAM MERCER	400,000	Jun20/12	1.59	Jun20/17
	80,000	Dec02/13	0.70	Dec01/18
	100,000	Nov24/14	0.22	Nov23/19
ALAN FERRY	50,000	Dec01/11	3.43	Dec01/16
	50,000	Aug27/12	1.99	Aug27/17
	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar06/14	0.84	Mar5/19
	75,000	Jul15/14	0.48	Jul14/19
	50,000	Nov24/14	0.22	Nov23/19
PHIL FONTAINE	50,000	Dec01/11	3.43	Dec01/16
	175,000	Sep04/14	0.47	Sep3/19
	50,000	Nov24/14	0.22	Nov23/19

BRIAN D. MACEACHEN	50,000	Dec01/11	3.43	Dec01/16
	50,000	Apr19/13	1.01	Apr19/18
	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar13/14	0.72	Mar12/19
	75,000	Jul15/14	0.48	Jul14/19
	60,000	Nov24/14	0.22	Nov23/19
SERGIO MARCHI	225,000	Mar05/14	0.81	Mar04/19
	50,000	Nov24/14	0.22	Nov23/19
PETER MCCARTER	50,000	Dec01/11	3.43	Dec01/16
	175,000	Nov28/12	1.44	Nov27/17
	50,000	Nov24/14	0.22	Nov23/19
RICHARD MORLAND	175,000	Sep01/11	4.36	Sep01/16
	50,000	Dec01/11	3.43	Dec01/16
KENNETH G. THOMAS	225,000	Mar05/14	0.81	Mar04/19
	50,000	Nov24/14	0.22	Nov23/19

Outstanding Warrants

     The following information, as of November 24, 2014, reflects outstanding share purchase warrants held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	Nil	n/a	n/a	n/a
R. JAMES ANDERSEN	Nil	n/a	n/a	n/a
DAVID MARSH	Nil	n/a	n/a	n/a
PIERRE NEATBY	Nil	n/a	n/a	n/a
WILLIAM MERCER	Nil	n/a	n/a	n/a
ALAN FERRY	Nil	n/a	n/a	n/a
PHIL FONTAINE	Nil	n/a	n/a	n/a
BRIAN D. MACEACHEN	Nil	n/a	n/a	n/a
SERGIO MARCHI	5,000	Jul02/14	0.60	Jul02/17
PETER MCCARTER	25,000	Jul02/14	0.60	Jul02/17
RICHARD MORLAND	Nil	n/a	n/a	n/a
KENNETH G. THOMAS	Nil	n/a	n/a	n/a

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

            As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

            To the knowledge of the Company’s directors and senior officers, no shareholder is the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Changes in ownership by major shareholders

            To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares by its significant shareholders other than as disclosed herein.

Voting Rights

            The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

            As of November 24, 2014, there were approximately 248 registered holders of the Company’s shares in the United States, with combined holdings of 38,610,431 common shares.

Change of Control

            As of the date of this annual report, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

            To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B. Related Party Transactions

            There had been no material trading transactions with related parties (except for the 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units issued to certain directors and officers as part of the Private Placement) during the year ended August 31, 2014. The Company did not make any loans (including guarantees of any kind) to any related parties throughout fiscal 2014 and there were no amounts outstanding due from or due to any related parties as at November 24, 2014.

Management transactions

            The Company has identified its directors and key members of its senior management team. The compensation costs for key management personnel for the years ended August 31, 2014 and 2013 are as follows:

	2014	2013
Salaries, benefits and directors’ fees	$2,539,867	$3,282,444
Share-based compensation (1)	239,021	1,946,091
	$2,778,888	$5,228,535

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

            Share-based compensation decreased by $1,707,070 to $239,021 during fiscal 2014 compared to fiscal 2013. This decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned by key management personnel during Fiscal 2014 compared to Fiscal 2013.

C. Interests of Experts and Counsel

            Unless otherwise stated, the technical information set forth herein relating to the Nechalacho Project under the heading “Nechalacho Project”, is substantially derived from and in some instances extracted from: (a) the technical report entitled “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013 (the “Technical Report”) and prepared by Tudorel Ciuculescu, M.Sc., P.Geo. of RPA, Kevin Hawton, P.Eng. of Knight Piesold Limited, and Bernard Foo, P.Eng., Richard Gowans, P.Eng., Christopher Jacobs, C.Eng., MIMMM, and Jane Spooner, P.Geo., all of Micon, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company’s news release dated August 15, 2013 each of which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonraremetals.com, and on the Company’s EDGAR profile at www.sec.gov.

            Dr. William Mercer, P.Geo., Vice President, Exploration of the Company, David Marsh, Senior Vice President, Metallurgy and Interim COO of the Company, and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company, are the qualified persons who prepared or supervised the preparation of, or reviewed and approved, as applicable, the technical information (including the technical information relating to mineral processing and metallurgy) contained under the headings "Nechalacho Project" and Mr. Mercer also reviewed and approved the technical information contained in "Other Properties and Assets".

            Other than 1,750,000 common shares of the Company held by Mr. Bubar, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Nechalacho Project" and "Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

            Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such the aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

            Deloitte LLP, Chartered Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2014, and the auditor’s report thereon. Deloitte LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

            The following financial statements of the Company are attached to this Annual Report:

  Reports of Independent Registered Public Accounting Firms;
  Consolidated Statements of Financial Position as at August 31, 2014, and August 31, 2013;
  Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2014, 2013 and 2012;
  Notes to Financial Statements for the years ended August 31, 2014, 2013 and 2012.

Legal Proceedings

            The Company is not involved in any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or had in the recent past, significant effects on the Company’s financial position or profitability, including governmental proceedings pending or known to be contemplated.

Dividend Policy

            The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

            None.

Item 9. The Offer and Listing

A. Price History of Stock

            The common shares of Avalon are listed on the TSX and the NYSE MKT under the symbol "AVL" and the Frankfurt Stock Exchange under the symbol “OU5”.

            As of November 24, 2014, there were 248 holders of record in the United States holding 38,610,431 of the Company’s common shares representing approximately 70% of the total number of shareholders, and approximately 30% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the TMX Equity Transfer Services Inc. in the City of Toronto, the registrar and transfer agent for our common shares.

            The following table sets forth the high and low prices expressed in Canadian dollars on TSX in Canada and in United States dollars on the NYSE MKT for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

			NYSE MKT
	TSX		(United States
	(Canadian Dollars)		Dollars)
Last Five Fiscal Years	High	Low	High	Low
2014	1.09	0.45	1.07	0.40
2013	2.40	0.52	2.47	0.50
2012	4.45	1.39	4.54	1.36
2011	9.65	2.97	10.11	3.64
2010	4.24	1.89	n/a	n/a

2013- 2014	High	Low	High	Low
Fourth Quarter ended August 31, 2014	0.57	0.45	0.53	0.40
Third Quarter ended May 31, 2014	0.89	0.53	0.81	0.49
Second Quarter ended February 28, 2014	0.76	0.48	0.70	0.46
First Quarter ended November 30, 2013	1.09	0.63	1.07	0.60

2012- 2013	High	Low	High	Low
Fourth Quarter ended August 31, 2013	0.99	0.52	0.97	0.50
Third Quarter ended May 31, 2013	1.23	0.88	1.21	0.88
Second Quarter ended February 28, 2013	1.61	1.02	1.64	1.01
First Quarter ended November 30, 2012	2.40	1.21	2.47	1.20

Last Six Months	High	Low	High	Low
November 2014 (from November 1 through 24, 2014)	0.24	0.21	0.23	0.18
October 2014	0.38	0.25	0.34	0.22
September 2014	0.50	0.36	0.46	0.31
August 2014	0.49	0.45	0.46	0.40
July 2014	0.52	0.47	0.48	0.44
June 2014	0.57	0.46	0.53	0.44
May 2014	0.65	0.53	0.60	0.49

________________
*The Company was initially listed on the TSX Venture Exchange and graduated to the TSX on February 28, 2008.
**The Company listed on the NYSE MKT on December 21, 2010.

B. Plan of Distribution

            Not Applicable.

C. Markets

            Common Shares

            Avalon’s common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol “AVL”, prior to which they were listed on the TSX Venture Exchange under the same trading symbol. Effective December 22, 2010, the Company’s common shares were listed on the NYSE MKT LLC in the United States also under the trading symbol AVL. The Company’s common shares are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

            The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High	Low	Volume
2014
November (1)	$0.24	$0.21	2,553,111
October	$0.38	$0.25	2,082,842
September	$0.50	$0.36	2,056,233
August	$0.49	$0.45	1,661,214
July	$0.52	$0.47	2,056,991
June	$0.57	$0.46	3,288,017
May	$0.65	$0.53	1,663,765
April	$0.74	$0.62	2,874,234
March	$0.89	$0.65	3,871,033
February	$0.76	$0.57	3,132,357
January	$0.68	$0.57	3,831,400
2013
December	$0.72	$0.48	5,619,370

Period	High	Low	Volume
November	$0.90	$0.63	1,593,553
October	$1.04	$0.85	1,755,192
September	$1.09	$0.77	3,628,527
Note:

(1) November 1, 2014 through November 24, 2014.

            The following table sets out the range of the market price and trading volumes of the common shares on the NYSE MKT for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2014
November (1)	$0.23	$0.18	6,126,549
October	$0.34	$0.20	5,759,245
September	$0.46	$0.31	4,699,696
August	$0.46	$0.40	3,047,365
July	$0.48	$0.44	3,347,866
June	$0.53	$0.44	5,551,914
May	$0.60	$0.49	4,035,562
April	$0.67	$0.56	6,206,692
March	$0.81	$0.58	13,032,617
February	$0.70	$0.51	9,293,068
January	$0.62	$0.51	11,948,788
2013
December	$0.68	$0.46	16,200,443
November	$0.85	$0.60	5,058,422
October	$1.02	$0.81	7,153,935
September	$1.07	$0.72	12,112,561
Note:
(1) November 1, 2014 through November 24, 2014.

            Prior Sales

            As of November 24, 2014, the only securities that the Company has outstanding that are not listed or quoted on a marketplace are: 9,449,000 stock options granted under the Company’s Stock Option Plan, 7,719,013 warrants issued to various stakeholders and 554,273 brokers’ compensation warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers’ compensation warrants issued during the most recently completed financial year.

            The Plan provides for the issuance of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of options available to be granted under the Plan was 1,794,448 as of September 1, 2013 and 4,004,118 as of August 31, 2014.

            There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2014.

            Stock Options

            The following table sets out the stock options granted during the fiscal year ended August 31, 2014.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2013	August 31, 2018	95,000	$0.83
October 16, 2013	October 15, 2015	50,000	$0.89
December 2, 2013	November 30, 2018	95,000	$0.70
December 16, 2013	December 15, 2018	200,000	$0.54
January 7, 2014	January 6, 2019	340,000	$0.59
March 5, 2014	March 4, 2019	795,000	$0.81
March 6, 2014	March 5, 2019	50,000	$0.84
March 13, 2014	March 12, 2019	50,000	$ 0.72
May 1, 2014	April 30, 2019	100,000	$0.62
June 5, 2014	June 4, 2019	405,000	$0.54
July 14, 2014	July 13, 2016	200,000	$0.49
July 15, 2014	July 14, 2019	150,000	$0.48

            Warrants

            The following table sets out the warrants issued during the fiscal year ended August 31, 2014

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
June 13, 2014 (1)	June 13, 2021	6,466,513	US$0.56
July 2, 2014 (2)	July 2, 2017	1,222,500	CDN$0.60
July 31, 2014 (3)	July 31, 2019	10,000	CDN$0.49
Note:

(1)	Issued pursuant to the US$ Unit Offering completed on June 13, 2014
(2)	Issued pursuant to the Private Placement completed on July 2, 2014
(3)	Issued pursuant to the Accommodation Agreement with the Deninu K’ue First Nation.

            Brokers’ Compensation Warrants

            The following table sets out the warrants issued during the fiscal year ended August 31, 2014

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
June 13, 2014 (1)	June 13, 2017	554,273	US$0.56
Note:
(1)	Issued pursuant to the US$ Unit Offering completed on June 13, 2014

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

            Additional information relating to the Company can be found under the Company’s profile on the SEDAR website at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

A. Share Capital

            Avalon’s authorized share structure consists of an unlimited number of common shares, of which 126,343,686 common shares were outstanding as at August 31, 2014 and 25,000,000 preferred shares, none of which were outstanding as at August 31, 2014. As of November 24, 2014, Avalon had 127,725,653 common shares issued and outstanding and no preferred shares issued and outstanding.

B. Memorandum and Articles of Association

Common Shares

            All issued and outstanding common shares are fully paid and non-assessable. Holders of common shares of the Company are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share of the Company at all such meetings. Holders of common shares of the Company do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares of the Company entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors of the Company at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares of the Company with respect to dividends or liquidation. The common shares of the Company do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Powers and Duties of Directors

            The directors manage or supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the Canada Business Corporations Act or by the Articles of Continuance, required to be exercised by the Company in a general meeting.

            Directors will serve as such until the next annual meeting. A director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors. The Company is not aware of any material interest, direct or indirect, in any transaction within the three most recently completed financial years involving any director, executive officer, or proposed nominee for election as a director or any associate or affiliate of any of the foregoing.

            The directors may from time to time on behalf of the Company: (a) borrow money upon the credit of the Company; (b) issue, re-issue, sell or pledge debt obligations of the Company; (c) subject to the provisions of the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired, to secure any obligation of the Company.

            The directors may from time to time delegate to a director, a committee of directors or an officer of the Company any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation. Except in the case of any class or series of shares of the Company listed on a stock exchange, the Company shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Company. Between annual and general meetings of the Company, the directors of the Company may appoint one or more additional directors to serve until the next annual and general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual and general meeting.

            Every director shall be an individual 18 or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director. A director need not be a shareholder. At least 25% of the directors of the Company must be resident Canadians.

Shareholders

            An annual general meeting is held once in every calendar year at such time and place as may be determined by the directors. A quorum for the transaction of business at any meeting of shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Company carrying voting rights at the meeting of shareholders. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

            In accordance with the laws of Canada, directors shall be elected annually by an “ordinary resolution” which means a resolution passed by the shareholders of the Company at an annual meeting by a simple majority of the votes cast in person or by proxy. A director's term of office shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

            Under the laws of Canada Business Corporations Act and the Securities Act (Ontario) certain items such as an amendment to the Company’s articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C. Material Contracts

            The Company has not entered into any material contracts within the last two years immediately preceding the date of this annual report, other than contracts entered into in the ordinary course of business or that are summarized elsewhere in this annual report.

D. Exchange Controls

            Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to nonresident holders of the Issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

            There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain Canadian Federal Income Tax Considerations

            The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, who holds common shares solely as capital property, and does not use or hold, and will not be deemed to use or hold, the common shares in carrying on a business in Canada, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency, and the current provisions of the Canada-United States Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments to the Tax Act will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

            A U.S. Holder will be liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder, if that U.S. Holder is the beneficial owner of the dividend and is eligible for benefits under the Treaty. Where applicable, the general rate of withholding tax under the Treaty is reduced to 15% of the gross amount of the dividend, but if the U.S. Holder is a company that beneficially owns at least 10% of the voting stock of the Company, the rate of withholding tax is reduced to 5% for dividends. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

            A U.S. Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Treaty.

            Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at “arm’s length” for the purposes of the Tax Act, partnerships in which the U.S. Holder or a person with whom the U.S. Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

            U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Consequences

            The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

            This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

            No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

            This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

            For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

            For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

            This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

            If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

            If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

            The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

            Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

            For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

            In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

            The Company believes that it was classified as a PFIC during the tax year ended August 31, 2014, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

            If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

            A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

            Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

            If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

            A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

            A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

            The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

            A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

            A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

            A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

            A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

            A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

            A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

            Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

            Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

            Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

            Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

            The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of common shares

            The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on common shares

            Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of common shares

            Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

            Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

            Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

            The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

            Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

            Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

            Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

            Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

           Not Applicable.

G. Statement by Experts

            Not Applicable.

H. Documents on Display

            We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

            We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

            As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

            We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 130 Adelaide St. West, Suite 1901, Toronto, ON, M5H 3P5. The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces and Territories of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

            The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov).

I. Subsidiary Information

            Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

(a) Credit risk

            Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

            The Company is not exposed to any significant credit risk as at August 31, 2014. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two major Canadian chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk. The Company’s financial assets that are exposed to credit risk are as follows:

	August 31,	August 31,
	2014	2013

Cash and cash equivalents held at major financial institutions	$6,017,598	$10,313,798
Other receivables	416,923	388,969

(b) Liquidity risk

            Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

            The Company has cash and cash equivalents at August 31, 2014 in the amount of $6,017,598 (2013 - $10,313,798) in order to meet short-term business requirements. At August 31, 2014, the Company had current liabilities of $1,785,745 (excluding the liability for warrants denominated in foreign currency of ($1,720,622) (2013 - $2,642,031). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

(c) Market risk

            Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

            Interest rate risk

            Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

            Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $6,017,598 as at August 31, 2014, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Foreign currency risk

            Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

            The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at August 31, 2014, the Company had cash held in bank accounts of US$408,663 (August 31, 2013 - US$146,524) and accounts payable of US$35,621 (August 31, 2013 - US$85,642) denominated in US currency.

            The Company’s anticipated on-going expenditures to be transacted in US dollars for the next twelve month period are approximately US$450,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

(d) Other price risk

            Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to other price risk with respect to its financial instruments.

            The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Item 12. Description of Securities Other than Equity Securities

A. to C.

            Not Applicable.

D. American Depository Receipts

            The Company does not have securities registered as American Depository Receipts.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

            None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

            None.

E. Use of Proceeds

            Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

            An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s CEO and the Company’s CFO of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of August 31, 2014. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

            The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

            Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of August 31, 2014. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (COSO 1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at August 31, 2014, and management’s assessment did not identify any material weaknesses.

            The registered public accounting firm that audited the financial statements included in this annual report has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

            The effectiveness of our internal control over financial reporting as of August 31, 2014, has been audited by our independent registered public accounting firm, Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, which also audited our consolidated financial statements for the year ended August 31, 2014. Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 31, 2014, and their report is included with the Company’s consolidated financial statements.

D. Changes in Internal Control Over Financial Reporting

            Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

            The Board determined that Mr. Brian MacEachen, Mr. Alan Ferry and Mr. Peter McCarter are qualified as Audit Committee Financial Experts and all members are independent as determined by the NYSE MKT listing rules.

Item 16B. Code of Ethics

            The Company has adopted a Code of Business Conduct and Ethics (the “Code”) and requires its directors, officers, employees and consultants to maintain the highest level of integrity in their dealings with each other and with the Company’s shareholders, business partners, prospective investors and other stakeholders. This Code is intended to document some of the specific principles of conduct and ethics which will be followed by our directors, officers and employees in the performance of their responsibilities with respect to the Company's business. It is intended to:

  promote honest and ethical conduct and manage conflicts that may arise;
  promote full, fair, accurate, timely and understandable disclosure to the public including our periodic reports required to be filed with the Canadian securities regulatory authorities;
  promote compliance with applicable governmental rules and regulations;
  provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues;
  provide a mechanism to report unethical conduct; and
  help foster a culture of honesty and accountability.

            Our directors have committed that they will comply at all times with the principles set forth in this Code and they expect each of our officers and employees to do likewise. The Company has posted the Code on its website at www.avalonraremetals.com. There were no amendments to or waivers granted from any provision of the Code during the fiscal year ended August 31, 2014.

Item 16C. Principal Accountant Fees and Services

            The independent auditor for the year ended August 31, 2014 was Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, and the independent auditor for the years ended August 31, 2013 and 2012 was McCarney Greenwood LLP, Chartered Accountants.

            The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company’s external auditors for professional services:

Reporting Period	Auditor	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2014	Deloitte LLP	$60,000	$39,000	$Nil	$14,600
	McCarney Greenwood LLP	$64,335(5)	$Nil	$Nil	$30,562
August 31, 2013	McCarney Greenwood LLP	$60,000	$26,500	$Nil	$Nil
Notes:
(1)	“Audit Fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.
(2)

“Audit-Related Fees” include professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review (including interim reviews) of financial statements not included in “Audit Fees”.

(3)	“Tax Fees” include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)

“All Other Fees” include the aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. The other fees billed during fiscal years 2014 were for services rendered in connection with the preparation and issuance of comfort letters for the Company’s SEC related filings, and for the Company’s prospectus equity offerings completed in fiscal 2014.

(5)	Fees billed during the reporting period relating to the prior reporting period.

            The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2014. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

            Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

            None.

Item 16F. Changes in Registrants Certifying Accountant

            At the Company’s request, the Company’s former independent auditor, McCarney Greenwood LLP, Chartered Accountants, resigned effective December 13, 2013 and Deloitte LLP was engaged as the Company’s new independent auditor effective December 13, 2013. The disclosure required pursuant to this Item 16F was included in the Company’s Current Report on Form 6-K filed with the SEC on January 10, 2014, including Exhibits 99.2, 99.3 and 99.4, which are hereby incorporated by reference into this Annual Report.

Item 16G. Corporate Governance

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

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

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the Toronto Stock Exchange are similar, but there are some differences including the threshold for shareholder approval set at 25% of outstanding shares. The Company will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

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

Item 16H. Mine Safety Disclosure.

            Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended August 31, 2014, our U.S. exploration properties were not subject to regulation by the MSHA under the Mine Act.

Part III

Item 17. Financial Statements

            Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements and Notes appear on Pages F-1 through F-46 of this Annual Report, are incorporated herein by reference, and include the following:

•	Reports of Independent Registered Public Accounting Firms;
•	Consolidated Statements of Financial Position as at August 31, 2014, and August 31, 2013;
•	Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2014, 2013 and 2012; and
•	Notes to Financial Statements for the years ended August 31, 2014, 2013 and 2012.

Item 19. Exhibits

Financial Statements

Description		Page
Consolidated Financial Statements and Notes		F-1 – F-46

Exhibits

Number	Name
1.1	Articles of Continuance of Avalon Rare Metals Inc.(1)
1.2	By-law #1 of Avalon Rare Metals Inc.(2)
4.1	Mining lease #3178 dated July 6, 2006
4.2	Mining lease #3179 dated July 6, 2006
4.3	Mining lease #3265 dated April 28, 2008
4.4	Mining lease #3266 dated April 28, 2008
4.5	Mining lease #3267 dated April 28, 2008
5.1	Sales Agreement with Cowen and Company, LLC dated September 24, 2013 (3)
5.2	Purchase Agreement with Lincoln Park Capital Fund, LLC dated November 27, 2013(4)
5.3	Engagement Letter with Bayridge Securities, LLC dated November 27, 2013(4)
5.4	Engagement Letter with H.C. Wainwright & Co., LLC dated May 21, 2014(5)
5.5	Amendment to H.C. Wainwright & Co., LLC Engagement Letter dated June 10, 2014(5)
5.6	Form of Securities Purchase Agreement(5)
5.7	Form of Warrant(6)
5.8	Form of Agent Warrant(6)
6.1	Stock Option Plan(7)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Deloitte LLP
15.2	Consent of McCarney Greenwood LLP
15.3	Consent of Donald Bubar
15.4	Consent of Dr. William Mercer
15.5	Consent of David Marsh
15.6	Consent of Donald Hains
15.7	Consent of Roscoe Postle Associates Inc.

15.8	Consent of Tudorel Ciuculescu
15.9	Consent of Acme Analytical Laboratories Ltd.
15.10	Consent of ALS Laboratory Group
15.11	Consent of Micon International Limited
15.12	Consent of Jane Spooner
15.13	Consent of Richard Gowans
15.14	Consent of Christopher Jacobs
15.15	Consent of Bernard Foo
15.16	Consent of Knight Piesold Limited
15.17	Consent of Kevin Hawton
15.18	Charter of the Audit Committee
15.19	Management’s Discussion and Analysis of Financial Statements for the year ended August 31, 2014

(1)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 14, 2011
(2)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 15, 2011
(3)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on September 25, 2013
(4)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on November 27, 2013
(5)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on June 10, 2014
(6)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on June 13, 2014
(7)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on January 27, 2014

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AVALON RARE METALS INC.

Dated: December 1, 2014	/s/ R. James Andersen
R. James Andersen
Vice President, Finance and Chief Financial Officer

Consolidated Financial Statements

For the years ended
August 31, 2014, 2013 and 2012

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by and are the responsibility of the management of the Avalon Rare Metals Inc. (the “Company”). The consolidated financial statements have been reviewed and approved by the Company's Audit Committee and Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by Deloitte LLP, Independent Registered Public Accounting Firm. Their report on the following pages outlines the scope of their examination and opinion on the consolidated financial statements.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at August 31, 2014. The Company’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on management’s assessment, the Company’s internal control over financial reporting is effective as of August 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of August 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report which follows this page.

“Donald S. Bubar”
President and CEO

“R. James Andersen”
CFO and Vice President Finance

Toronto, Ontario
December 1, 2014

Avalon Rare Metals Inc.	Page F-1

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Avalon Rare Metals Inc.

We have audited the accompanying consolidated financial statements of Avalon Rare Metals Inc. and subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at August 31, 2014 and the consolidated statement of comprehensive loss, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2014, and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms in order to finance its planned activities. This condition, along with the other matters as set forth in Note 1, indicate the existence of a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

Other Matters

The consolidated statement of financial position as at August 31, 2013, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the two years then ended were audited by another auditor who issued an unmodified opinion on November 28, 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
December 1, 2014

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avalon Rare Metals Inc.

We have audited the internal control over financial reporting of Avalon Rare Metals Inc. and subsidiaries (the “Company”) as of August 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 31, 2014 of the Company and our report dated December 1, 2014 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
December 1, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Avalon Rare Metals Inc.

We have audited the accompanying consolidated financial statements of Avalon Rare Metals Inc. (“the Company”), which comprise the consolidated statements of financial position as at August 31, 2013 and August 31, 2012, and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2R8
T 416 362 0515 F 416 362 0539
www.mgca.com

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2013 and August 31, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which describes that the Company will require additional financing in order to fund its planned activities. This condition, along with other matters set out in note 1, indicates the existence of material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2013 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 28, 2013 on internal control over financial reporting expressed an unqualified opinion on the Company’s internal control over financial reporting.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
November 28, 2013	Chartered Accountants
Licensed Public Accountants

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2R8
T 416 362 0515 F 416 362 0539
www.mgca.com

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)
As at August 31, 2014 and August 31, 2013

	2014	2013

Assets

Current Assets
Cash and cash equivalents (note 5)	$6,017,598	$10,313,798
Other receivables	416,923	388,969
Prepaid expenses and deposits	958,957	928,948
	7,393,478	11,631,715

Non-Current Assets
Exploration and evaluation assets (note 6)	7,139,990	6,298,833
Property, plant and equipment (note 7)	102,303,899	93,915,398
	109,443,889	100,214,231

	$116,837,367	$111,845,946

Liabilities

Current Liabilities
Accounts payable	$1,099,413	$1,463,225
Accrued liabilities	686,332	1,178,806
Warrants denominated in foreign currency (note 8)	1,720,622	-
	3,506,367	2,642,031

Non-Current Liabilities
Site closure and reclamation provisions (note 9)	236,600	236,600

	3,742,967	2,878,631

Shareholders’ Equity

Share Capital (note 10b)	158,553,485	149,379,724
Reserve for Warrants (note 10c)	3,863,018	3,661,080
Reserve for Share Based Payments (note 10d)	15,270,866	14,912,475
Reserve for Brokers’ Compensation Warrants (note 10e)	123,576	-
Accumulated Deficit	(64,716,545)	(58,985,964)

	113,094,400	108,967,315

	$116,837,367	$111,845,946

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Rare Metals Inc.	Page F-8

Consolidated Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	2014	2013	2012

Revenue

Interest	$88,075	$374,281	$1,105,731

Expenses

Corporate and administrative expenses	5,211,051	6,366,338	6,244,988
Impairment loss on exploration and evaluation assets (note 6)	182,409	2,897,867	-
Write-off of land acquisition option payments (note 11)	175,104	-	-
General exploration	7,452	53,119	40,201
Depreciation (note 7)	167,680	211,085	231,850
Share based compensation (note 10)	347,096	2,063,145	5,786,249
Foreign exchange loss (gain)	20,097	(18,109)	(45,363)
Financing transaction costs (note 10)	303,862	-	-
Decrease in fair value of warrants denominated in foreign currency (note 8)	(480,324)	-	-

	5,934,427	11,573,445	12,257,925

Net Loss before Income Taxes	(5,846,352)	(11,199,164)	(11,152,194)
Deferred Income Tax Recoveries (note 16)	115,771	-	-

Net Loss and Total Comprehensive Loss for the year	$(5,730,581)	$(11,199,164)	$(11,152,194)

Loss per Share - Basic and Diluted (note 17)	$(0.05)	$(0.11)	$(0.11)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	112,724,520	103,683,356	103,224,070

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page F-9

Consolidated Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	Share Capital		Reserves (note 10)
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2011	102,617,912	$146,244,597	$3,670,248	$6,646,427	$96,688	$(36,634,606)	$120,023,354
Issued for other consideration (note 10b)	10,000	14,800	10,057	-	-	-	24,857
Exercise of warrants (note 10b)	64,991	198,508	-	-	-	-	198,508
Reserve transferred on exercise of warrants	-	24,573	(24,573)	-	-	-	-
Exercise of options (note 10b)	855,000	1,312,500	-	-	-	-	1,312,500
Reserve transferred on exercise of options	-	968,585	-	(968,585)	-	-	-
Exercise of compensation warrants (note 10b)	74,083	185,420	-	-	-	-	185,420
Reserve transferred on exercise of compensation warrants	-	96,688	-	-	(96,688)	-	-
Share based compensation (note 10d)	-	-	-	6,684,009	-	-	6,684,009
Net loss for the year	-	-	-	-	-	(11,152,194)	(11,152,194)

Balance at August 31, 2012	103,621,986	$149,045,671	$3,655,732	$12,361,851	$-	$(47,786,800)	$117,276,454
Issue for other considerations (note 10b)	-	-	5,348	-	-	-	5,348
Exercise of options (note 10b)	175,000	210,000	-	-	-	-	210,000
Reserve transferred on exercise of options	-	124,053	-	(124,053)	-	-	-
Share based compensation (note 10d)	-	-	-	2,674,677	-	-	2,674,677
Net loss for the year	-	-	-	-	-	(11,199,164)	(11,199,164)

Balance at August 31, 2013	103,796,986	$149,379,724	$3,661,080	$14,912,475	$-	$(58,985,964)	$108,967,315
Equity offerings (note 10b)	22,186,700	10,151,705	203,912	-	-	-	10,355,617
Issue for other considerations (note 10b)	10,000	6,371	2,849	-	-	-	9,220
Exercise of options (note 10b)	350,000	252,500	-	-	-	-	252,500
Reserve transferred on exercise of options	-	190,981	-	(190,981)	-	-	-
Compensation warrants issued on on equity offerings (note 10b)	-	-	-	-	123,576	-	123,576
Share based compensation (note 10d)	-	-	-	549,372	-	-	549,372
Share issuance costs - cash	-	(682,542)	(4,823)	-	-	-	(687,365)
Share issuance costs – common shares issued	-	(684,474)	-	-	-	-	(684,474)
Share issuance costs – compensation warrants issued	-	(60,780)	-	-	-	-	(60,780)
Net loss for the year	-	-	-	-	-	(5,730,581)	(5,730,581)

Balance at August 31, 2014	126,343,686	$158,553,485	$3,863,018	$15,270,866	$123,576	$(64,716,545)	$113,094,400

The accompanying notes are an integral part of these consolidated financial statements.
Avalon Rare Metals Inc.	Page F-10

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2014	2013	2012

Operating Activities

Cash paid to employees	$(2,539,675)	$(2,945,267)	$(2,335,074)
Cash paid to suppliers	(2,849,685)	(3,359,555)	(3,852,967)
Interest received	84,080	370,286	1,102,502

Cash Used by Operating Activities	(5,305,280)	(5,934,536)	(5,085,539)

Financing Activities

Proceeds from equity offerings	10,847,422	-	-
Proceeds from exercise of stock options	252,500	210,000	1,312,500
Proceeds from exercise of warrants	-	-	198,508
Proceeds from exercise of brokers’ compensation warrants	-	-	185,420
Share issuance costs	-	-	(314,438)

Cash Provided by Financing Activities	11,099,922	210,000	1,381,990

Investing Activities

Exploration and evaluation assets	(1,233,618)	(21,727,380)	(28,491,378)
Property, plant and equipment	(8,837,127)	(537,643)	(358,288)

Cash Used by Investing Activities	(10,070,745)	(22,265,023)	(28,849,666)

Change in Cash and Cash Equivalents	(4,276,103)	(27,989,559)	(32,553,215)

Foreign Exchange Effect on Cash	(20,097)	3,359	(5,465)

Cash and Cash Equivalents – beginning of year	10,313,798	38,299,998	70,858,678

Cash and Cash Equivalents – end of year	$6,017,598	$10,313,798	$38,299,998

Supplemental Cash Flow Information (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page F-11

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

1.	Nature of Operations

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned significant revenues.

The realization of amounts shown for its exploration and evaluation assets and its development asset - Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and, as is common with many exploration and development companies, raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $5,730,581 for the year ended August 31, 2014 and an accumulated deficit of $64,716,545 as at that August 31, 2014.

The Company’s cash and cash equivalents balance at August 31, 2014 is $6,017,598 and working capital is $5,607,733 (calculated by adding back the liability for warrants denominated in foreign currency of $1,720,622 to the net current assets of $3,887,111). Management intends to finance operating expenditures over the next twelve months with funds currently on hand and/or through equity financing. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists a material uncertainty as to the Company’s ability to raise additional funds on favorable terms. However, the Company’s discretionary exploration and development activities have some scope for flexibility in terms of amount and timing of such expenditures, which can be adjusted accordingly.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on December 1, 2014.

2.	Basis of Presentation

	a)	Statement of Compliance and Basis of Presentation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3.

Avalon Rare Metals Inc.	Page F-12

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

2.	Basis of Presentation (continued)

	b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Summary of Significant Accounting Policies

The principal accounting policies followed by the Company are summarized as follows:

	a)	Foreign Currency Transactions

Functional and Presentation Currency

Items included in the consolidated financial statements of the Company and each of its subsidiaries (the “Group”) are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar (“$”). The consolidated financial statements of the Group are presented in Canadian dollars.

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non- monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in foreign exchange loss (gain) in the statement of comprehensive loss.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale.

Avalon Rare Metals Inc.	Page F-13

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

	b)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Any excess of the purchase price over fair value is recorded as goodwill. Acquisition-related costs are recognized in profit or loss as incurred.

	c)	Share Based Payments

Equity-settled share based payments to employees (including directors and senior executives) and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, with management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, exercise price, current market price of the underlying equity to be settled with, expected forfeitures and the life of the options.

The fair value of the equity-settled share based payments is recognized over the vesting period in which the service conditions are fulfilled, ending on the date in which the grantee becomes fully entitled to the award, based on the Company's estimate of equity instruments that will eventually vest, and is either expensed or capitalized to exploration and evaluation assets or property, plant and equipment, with a corresponding increase in equity.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

	d)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Avalon Rare Metals Inc.	Page F-14

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

	e)	Income Taxes

Current Income Taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Income Taxes

Deferred tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets also represent income taxes expected to be recoverable on unclaimed losses carried forward.

Deferred taxes are calculated using the asset and liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. Neither deferred tax liabilities, nor deferred tax assets, are recognized as a result of temporary differences that arise from the initial recognition of goodwill or a transaction, other than a business combination, that affects neither accounting profit nor taxable profit. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax asset and liabilities are measured using the enacted or substantively enacted tax rates as of the date of the statement of financial position that are expected to be in effect when the differences reverse or when unclaimed losses are utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred tax asset is recognized.

Deferred tax is recognized in the consolidated statements of comprehensive loss, unless it relates to items recognized directly in equity, in which case the deferred tax related to those items is also recognized directly in equity.

	f)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration and development programs. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur eligible flow-through expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing (“Flow-through Share Premium”) is recorded in the consolidated statement of financial position as a deferred flow-through premium liability when the flow-through shares are issued. The Company recognizes a pro rata amount of the Flow-through Share Premium through the consolidated statement of comprehensive loss as a reduction of deferred income tax expense with a corresponding reduction to the deferred flow-through premium liability as the eligible flow-through expenditures are incurred.

Avalon Rare Metals Inc.	Page F-15

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

	g)	Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The “treasury stock method” is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the year.

	h)	Other Comprehensive Income (Loss)

Other Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances that are not related to the Company’s shares and that are not included in net profit or loss. Such items include unrealized gains or losses on available-for-sale investments, gains or losses on certain hedging derivative instruments and foreign currency gains or losses related to translation of the financial statements of foreign operations. The Company’s comprehensive income (loss) and components of other comprehensive income are presented in the consolidated statements of comprehensive loss and the consolidated statements of changes in equity.

	i)	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, such as bankers’ acceptance notes, treasury bills and guaranteed investment certificates (“GICs”).

	j)	Exploration and Evaluation Assets

These assets relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and evaluation stage.

Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortized.

Exploration and evaluation assets are allocated to cash generating units (“CGUs”) for the purpose of assessing such assets for impairment and each project is identified as a separate CGU. A project is tested for impairment when facts and circumstances suggest that the carrying amount of that project may exceed its recoverable amount, and the recoverable amount of the project is estimated. If the recoverable amount of the project is estimated to be less than its carrying amount, the carrying amount of the project is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, the relevant exploration and evaluation asset is assessed for impairment, and any impairment loss is recognized, prior to the balance being reclassified as a development asset in property, plant and equipment.

Avalon Rare Metals Inc.	Page F-16

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the availability of project financing, the existence of markets and/or long term contracts for the product, and the ability to obtain the relevant operating permits.

All subsequent expenditures to ready the property for production are capitalized within development assets, other than those costs related to the construction of property, plant and equipment.

Once production has commenced, all costs included in development assets are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as expense in the period in which they are incurred.

k)	Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use by management and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	- 8% on a declining balance basis
Computer and office equipment	- 25% to 33 1/3% on a declining balance basis
Exploration equipment	- 30% on a declining balance basis
Leasehold improvements	- straight line basis over the term of the lease

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in income or loss for the period.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively as a change in estimate.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Avalon Rare Metals Inc.	Page F-17

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

	l)	Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives at the CGU level to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss, if any. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are typically its significant individual exploration and evaluation assets, development projects or mines. In certain circumstances, when the recoverable amount of an individual asset can be determined, impairment assessment is performed at the individual asset level. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

At the end of each reporting period, the Company assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or have decreased. If such an indication exists, the estimated recoverable amount of the asset (or CGU) is revised and the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

	m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the statement of comprehensive loss.

Financial Assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), available-for-sale (“AFS”) and loans and receivables. HTM instruments and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Avalon Rare Metals Inc.	Page F-18

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence of an incurred loss, as a result of one or more events that occurred after the initial recognition of the financial asset, and the estimated future cash flows of the investment have been affected.

Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Comprehensive Loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrants denominated in Foreign Currency	FVTPL	Fair value

Avalon Rare Metals Inc.	Page F-19

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

	n)	Site Closure and Reclamation Provision

The Company’s mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations. Provision for site closure costs is recorded at the time an environmental disturbance occurs, and is measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured at the end of each reporting period, or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal, constructive or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

Upon initial recognition of site closure provision, there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, such increase is recognized as interest expense.

	o)	Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the provision. The increase in the provision due to passage of time is recognized as interest expense.

	p)	Related Party Disclosure

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at fair value.

	q)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. In determining the Company’s segment structure, consideration is given to the similar operational and political risks to which the Company’s current operations within the same business and regulatory environment are exposed.

The Company’s current operations comprise a single reporting operating segment engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada. The Company has conducted exploration work on certain mineral claims in the United States since 2011, and considers Canada and the United States as a single geographical segment as the Company is exposed to similar operational and political risks when conducting mineral exploration and evaluation activities in both Canada and the United States.

Avalon Rare Metals Inc.	Page F-20

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

	r)	Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the fair value estimates.

Avalon Rare Metals Inc.	Page F-21

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

3.	Summary of Significant Accounting Policies (continued)

Site Closure and Reclamation Provision

The Company’s accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the site closure and reclamation asset and provision.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

4.	Recent Accounting Pronouncements

The Company adopted the following new standards in preparing these consolidated financial statements:

	a)	IFRS 2, Share-based Payment

In the second quarter of calendar 2014, the IASB issued Amendments to IFRS 2, Share-based Payment. The amendments changed the definitions of “vesting condition” and “market condition” in the Standard, and added definitions for “performance condition” and “service condition”. It also clarified that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. The amendment did not have a significant impact on the Company’s consolidated financial statements.

Avalon Rare Metals Inc.	Page F-22

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

4.	Recent Accounting Pronouncements (continued)

b)	IFRS 3, Business Combinations (contingent consideration)

In the second quarter of calendar 2014, the IASB issued Amendments to IFRS 3, Business Combinations. The amendments clarify the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss. These amendments are effective for transactions with acquisition dates on or after July 1, 2014. The amendment did not have a significant impact on the Company’s consolidated financial statements.

c)	IFRS 7, Financial Instruments: Disclosures

IFRS 7, Financial instruments: disclosure, was amended by the IASB in December 2011. The amendments contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. These disclosure requirements enable users of the financial statements to better compare financial statements prepared in accordance with IFRS and US GAAP. The Company adopted the amended standards effective September 1, 2013. The amendments did not have a significant impact on the Company’s consolidated financial statements.

d)	IFRS 10, Consolidated Financial Statements

The IASB issued a new standard, IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 establishes control as the basis for consolidation and defines the principle of control. An investor controls an investee if the investor has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 was issued as part of the IASB's broader project on interests in all types of entities. This project also resulted in the issuance of additional standards as described below. IFRS 10 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 10 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

e)	IFRS 11, Joint Arrangements

The IASB issued a new standard, IFRS 11, Joint Arrangements (“IFRS 11”), which establishes the principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes IAS 31,

Interests in Joint Ventures and SIC Interpretation 13, Jointly Controlled Entities – Non Monetary Contributions by Venturers. The standard defines a joint arrangement as an arrangement where two or more parties have joint control, with joint control being defined as the contractually agreed sharing of control where decisions about relevant activities require unanimous consent of the parties sharing control. The standard classifies joint arrangements as either joint operations or joint ventures and the classification determines the accounting treatment. IFRS 11 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 11 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

f)	IFRS 12, Disclosure of Interests in Other Entities

The IASB issued a new standard, IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which integrates and provides consistent disclosure requirements for all interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 12 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page F-23

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

4.	Recent Accounting Pronouncements (continued)

	g)	IFRS 13, Fair Value Measurement

The IASB issued a new standard, IFRS 13, Fair Value Measurement (“IFRS 13”), which provides a standard definition of fair value, sets out a framework for measuring fair value and provides for specific disclosures about fair value measurements. IFRS 13 applies to all IFRS that require or permit fair value measurements or disclosures. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The Company determined that this new standard has no significant accounting impact on the Company given the Company’s existing asset and liability mix to which fair value accounting applies.

	h)	IAS 1 – Presentation of financial statements

An amendment to IAS 1, Presentation of financial statements requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met, from those that would never be reclassified to profit or loss. The Company adopted the standard effective September 1, 2013. The amendments did not have a significant impact on the Company’s consolidated financial statements.

	i)	IAS 27, Separate Financial Statements

The IASB issued a revised standard, IAS 27, Separate Financial Statements (“IAS 27”), which contains the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate (non-consolidated) financial statements. IAS 27 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 27 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

	j)	IAS 28, Investments in Associates and Joint Ventures

The IASB issued a revised standard, IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 28 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

	k)	IAS 19, Employee Benefits

The IASB issued a revised standard, IAS 19, Employee Benefits (“IAS 19”), which prescribes the accounting requirements for employee benefits and establishes the principle that the cost of providing employee benefits should be recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable. IAS 19 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 19 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page F-24

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

4.	Recent Accounting Pronouncements (continued)

	l)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The IASB issued a new standard, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which prescribes the accounting for the costs of stripping activity in accordance with the principles of IAS 2, Inventories, to the extent that the benefit from the stripping activity is realized in the form of inventory produced. A stripping activity asset is initially measured at cost and subsequently carried at cost or its revalued amount less depreciation or amortization and impairment losses. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRIC 20 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

The following pronouncements are issued but not yet effective for the year ended August 31, 2014:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement” (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Corporation is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Corporation is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

c)	IAS 32, Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014.

Avalon Rare Metals Inc.	Page F-25

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

4.	Recent Accounting Pronouncements (continued)

	d)	IAS 36, Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014.

	e)	IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Corporation is currently evaluating the impact of the amendments on its consolidated financial statements.

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31,	August 31,
	2014	2013

Cash held in bank accounts	$1,336,002	$700,503
Guaranteed investment certificates	4,681,596	9,613,295

	$6,017,598	$10,313,798

Avalon Rare Metals Inc.	Page F-26

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

6.	Exploration and Evaluation Assets

			Transferred to
			Property, Plant
	September 1,		and Equipment	Impairment	August 31,
	2012	Expenditures	(note 7)	Loss	2013

Nechalacho REE Project (a)	$74,356,108	$17,127,088	$(91,483,196)	$-	$-
Separation Rapids Lithium-Tantalum Project (b)	4,267,467	314,857	-	-	4,582,324
Warren Township Anorthosite Project (c)	1,393,057	10,302	-	(1,403,359)	-
East Kemptville Tin-Indium Project (d)	1,392,007	24,235	-	-	1,416,242
Spor Mountain Rare Metals Project (e)	1,444,840	49,668	-	(1,494,508)	-
Apex Rare Metals Project (f)	52,548	72,698	-		125,246
Miramichi Tin Project (g)	137,951	37,070	-	-	175,021

	$83,043,978	$17,635,918	$(91,483,196)	$(2,897,867)	$6,298,833

			Transferred to
			Property, Plant
	September 1,		and Equipment	Impairment	August 31,
	2013	Expenditures	(note 7)	Loss	2014

Separation Rapids Lithium-Tantalum Project (b)	4,582,324	507,396	-	-	5,089,720
Warren Township Anorthosite Project (c)	-	6,802	-	(6,802)	-
East Kemptville Tin-Indium Project (d)	1,416,242	440,919	-	-	1,857,161
Spor Mountain Rare Metals Project (e)	-	19,246	-	(19,246)	-
Apex Rare Metals Project (f)	125,246	31,115	-	(156,361)	-
Miramichi Tin Project (g)	175,021	3,088	-	-	178,109
Other (h)	-	15,000	-	-	15,000

	$6,298,833	$1,023,566	$-	$(182,409)	$7,139,990

Avalon Rare Metals Inc.	Page F-27

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

6.	Exploration and Evaluation Assets (continued)

	a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.3 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. As at August 31, 2014, the Company has issued 30,000 warrants with a weighted average exercise price of $0.91 per share to the DKFN and these warrants have a weighted average remaining contract life of 3.9 years. The remaining 20,000 warrants will be issued in two installments of 10,000 warrants per year over the next two years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants, and will be subject to statutory restrictions on resale.

On April 17, 2013, the Company completed a positive feasibility study for the Nechalacho REE Project and on July 26, 2013, the Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and recommended approval of the Nechalacho REE Project, therefore reducing the permitting risk substantially. The achievement of these two major milestones resulted in the transfer of the exploration and evaluation costs of the Nechalacho REE Project to development asset under Property, Plant and Equipment.

	b)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario. The claims were subject to a 2.0% NSR, which was bought back by the Company for $220,000 during the year ended August 31, 2012.

Avalon Rare Metals Inc.	Page F-28

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

6.	Exploration and Evaluation Assets (continued)

	c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last four years and no work was planned or budgeted for fiscal 2014. In addition, no new potential customer has been identified for the project’s calcium feldspar product. Accordingly, it is management’s view that the fair value of this project has been significantly impaired. The Company estimated the recoverable amount of this project as at August 31, 2013 to be $nil, and accordingly, the costs incurred to that date of $1,403,359 were written off as an impairment loss during the year ended August 31, 2013. The current outlook as at August 31, 2014 for the Warren Township project remains unchanged, and accordingly the expenditures of $6,802 incurred during the year ended August 31, 2014 have been written off as an impairment loss.

	d)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

On December 11, 2012, the Province of Nova Scotia granted the Company a new special licence (the “2012 Licence”) and the Company is required to incur additional exploration expenditures of $1,500,000 by November 1, 2014 (of which $454,708 has been incurred as at August 31, 2014). Subsequent to the year ended August 31, 2014, the Company has submitted an application for a new Special Licence covering the whole East Kemptville closure area. This application, which remains active, is being processed by the Government of Nova Scotia. Although the Company did not fulfil the expenditure requirement under the 2012 Licence, it is expected that the new special licence being processed will require the Company to incur additional exploration expenditures. Similar to the previous Special Licence applications obtained by the Company, the new licence requires approval by an Order in Council of Government of Nova Scotia. The Company has no reason to believe this approval will not be granted.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

	e)	Spor Mountain Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company reduced the number of claims significantly at the end of August 2013. No additional work program was planned or budgeted for fiscal 2014. The Company estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2014 to be $nil and accordingly, the costs incurred to that date on this project of $1,494,508 had been written off as an impairment loss during the year ended August 31, 2013. On August 31, 2014, the Company abandoned the remaining claims of this project, and accordingly the expenditures of $19,246 incurred during the year ended August 31, 2014 have been written off as an impairment loss.

Avalon Rare Metals Inc.	Page F-29

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

6.	Exploration and Evaluation Assets (continued)

	f)	Apex Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Washington County, Utah, USA, which were staked by the Company during the year ended August 31, 2011. On August 31, 2014, the Company abandoned these claims, and accordingly the expenditures incurred to-date of $156,361 have been written off as an impairment loss.

	g)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

	h)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page F-30

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

7.	Property, Plant and Equipment

			Computer
	Nechalacho		and Office	Exploration	Leasehold
	REE Project	Airstrip	Equipment	Equipment	Improvements	Total
Cost
As at September 1, 2012	$-	$540,064	$316,514	$671,583	$58,771	$1,586,932

Transferred from Exploration and Evaluation Assets (note 6)	91,483,196	-	-	-	-	91,483,196
Additions	1,485,997	106,796	11,363	-	40,025	1,644,181
Disposals	-	-	(2,635)	-	-	(2,635)

As at August 31, 2013	92,969,193	646,860	325,242	671,583	98,796	94,711,674

Additions	8,537,809	-	18,372	-	-	8,556,181
Disposals	-	-	(12,955)	-	-	(12,955)

As at August 31, 2014	$101,507,002	$646,860	$330,659	$671,583	$98,796	$103,254,900

Accumulated Depreciation
As at September 1, 2012	$-	$98,085	$112,795	$343,392	$33,554	$587,826

Depreciation expense	-	34,013	64,640	98,458	13,974	211,085
Disposals	-	-	(2,635)	-	-	(2,635)

As at August 31, 2013	-	132,098	174,800	441,850	47,528	796,276

Depreciation expense	-	31,292	51,693	68,920	15,775	167,680
Disposals	-	-	(12,955)	-	-	(12,955)

As at August 31, 2014	$-	$163,390	$213,538	$510,770	$63,303	$951,001

Net Book Value
As at August 31, 2013	$92,969,193	$514,762	$150,442	$229,733	$51,268	$93,915,398
As at August 31, 2014	$101,507,002	$483,470	$117,121	$160,813	$35,493	$102,303,899

Avalon Rare Metals Inc.	Page F-31

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

8.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective years:

	Number
	of Warrants	Amount

Balance – September 1, 2011, August 31, 2012 and August 31, 2013	-	$-
Issued pursuant to prospectus offering	6,466,513	2,200,946
Decrease in fair value	-	(480,324)

Balance – August 31, 2014	6,466,513	$1,720,622

During the year ended August 31, 2014, as further disclosed in Note 10(b)(iii), the Company issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit (“Unit”) pursuant to a security purchase agreement (the “US$ Unit Offering”) for gross proceeds of $4,331,200 (US$4,000,000). Each Unit is comprised of a common share and 0.70 of a common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of the warrant component of the Unit has been classified as a financial liability at FVTPL and recorded at fair value at the time of issuance, and was re-measured at August 31, 2014. The fair value of these warrants has been re-measured using the Black-Scholes pricing model with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.11%; expected life of 6.8 years; and expected volatility of 66%, and the resulting change in value has been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

9.	Site Closure and Reclamation Provision

A summary of the changes in the site closure and reclamation provision is set out below:

	August 31,	August 31,
	2014	2013

Balance - beginning of year	$236,600	$103,600
Increase in provision for site closure and reclamation costs	-	133,000

Balance – end of year	$236,600	$236,600

As at August 31, 2014, the current estimated closure costs to reclaim the Company’s Nechalacho exploration camp site at Thor Lake and the Warren Township exploration site are $223,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred over the years of 2037 and 2038. The expected undiscounted future cash flow is estimated to be $453,000 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

Avalon Rare Metals Inc.	Page F-32

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

10.	Share Capital

	a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

	b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance – September 1, 2011	102,617,912	$146,244,597
Issued pursuant to:
other arrangement	10,000	14,800
exercise of warrants	64,991	223,081
exercise of options	855,000	2,281,085
exercise of brokers’ compensation warrants	74,083	282,108

Balance – August 31, 2012	103,621,986	$149,045,671
Issued pursuant to exercise of options	175,000	334,053

Balance – August 31, 2013	103,796,986	$149,379,724
Issued pursuant to:
prospectus offerings (i) (ii) (iii) (iv)	22,186,700	10,267,476
other arrangement (v)	10,000	6,371
exercise of options	350,000	443,481
Issuance costs – common shares issued	-	(684,474)
Issuance costs – compensation warrants issued	-	(60,780)
Other issuance costs - cash	-	(682,542)
Price premium of flow-through shares issued	-	(115,771)

Balance – August 31, 2014	126,343,686	$158,553,485

During the year ended August 31, 2012, the Company issued an aggregate of 10,000 common shares to the DKFN pursuant to the Accommodation Agreement described in note 6(a).

During the year ended August 31, 2014, the Company:

i)

entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”). The Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Avalon Rare Metals Inc.	Page F-33

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

10.	Share Capital (continued)

Pursuant to the Sales Agreement, as at August 31, 2014, the Company has issued 2,860,389 common shares for gross proceeds of $2,166,337 (US$2,001,401) and paid cash commissions totaling $64,990 (US$60,042). The Company has also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $399,032, of which $162,568 has been recognized as share issuance costs, and the balance of $236,464 has been recorded as prepaid transaction costs. These costs will be charged as share issuance costs against future proceeds raised on a pro rata basis as the balance of the US$6,098,599 in additional common shares are sold and issued under the First Supplement.

ii)

entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of $2,954,000 (US$2,800,000) (the "Initial Purchase") plus additional purchases totaling 600,000 common shares for additional proceeds of $370,403 (US$337,060). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 96,049 common shares have been issued as at August 31, 2014).

The Company has the right, in its sole discretion, to sell up to an additional US$26,862,940 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations but the closing price of the common share on the NYSE MKT must not be less than US$0.50 on the purchase date), negative covenants or restrictions on the Company's future financing activities. The Company may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, in any direct or indirect short selling or hedging of the common shares.

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

The Company has also incurred other issuance costs (primarily related to the preparation of the Purchase Agreement and prospectus supplement) of $163,840 in connection with the completion of the Initial Purchase which have been recognized as share issuance costs.

iii)

completed the US$ Unit Offering as disclosed in Note 8 and issued 9,237,875 Units of the Company at a price of $0.469 (US$0.433) per Unit pursuant to the security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each Unit is comprised of a common share and 0.70 of one US$ Warrant. Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share.

Avalon Rare Metals Inc.	Page F-34

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

10.	Share Capital (continued)

The fair value of the warrant component was estimated at US$0.220 and this amount was allocated to the warrant component of the Unit, with the residual balance of US$0.213 being allocated to the common share component of the Unit. The fair value of the US$ Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.26%; expected life of 7.0 years; and expected volatility of 69%.

In connection with the US$ Unit Offering, the Company paid the placement agent a cash fee of $259,872 (US$240,000) and issued 554,273 broker warrants. Each broker warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2017. The estimated fair value of the broker’s warrants totalled $123,576. The fair values of these broker’s warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.03%; expected life of 3.0 years; and expected volatility of 69%. The Company also incurred other cash issuance costs of $214,515.

The total transaction costs of $597,963 (including cash fee, the estimated fair value of the agent’s warrants and other cash issuance costs) has been allocated to the common shares and the US$ Warrants using the same ratio used to allocate the gross proceeds to the common shares and the US$ Warrants. The total amount allocated to the US$ Warrants has been recorded as financing transaction costs on the statement of comprehensive loss.

iv)

completed a private placement (the “Private Placement”) and issued 1,653,866 flow-through common shares (“Flow-Through Shares”) at $0.60 per share and 2,445,000 non flow-through units (“Non Flow-Through Units”) at $0.48 per Non Flow-Through Unit for total gross proceeds of $2,165,920, of which an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units were issued to certain directors and officers of the Company. Each Non Flow-Through Unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at an exercise price of $0.60 per share commencing on January 2, 2015 until July 2, 2017.

Of the Non Flow-through Unit price of $0.48, $0.3966 was allocated to the common share component of the Non Flow-through Unit and the balance of $0.0834 was allocated to the warrant component of the Non Flow-through Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the date the terms of the Private Placement was announced, which was $0.53, and the estimated fair value of a whole warrant of $0.2230. The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.16%; expected life of 3.0 years; and expected volatility of 68%.

In connection with the Private Placement, the Company paid finders’ fees of $12,461 and incurred other issuance costs of $50,185.

As at August 31, 2014, the Company has incurred sufficient eligible flow-through expenditures to renounce the tax deduction of $992,320 to the subscribers of its flow-through shares and has accordingly recognized a deferred tax recovery of $115,771.

Avalon Rare Metals Inc.	Page F-35

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

10.	Share Capital (continued)

v)

entered into a participation agreement (the "Participation Agreement") with the Northwest Territory Métis Nation ("NWTMN") for the Nechalacho REE Project. Pursuant the Participation Agreement, the Company issued an aggregate of 10,000 common shares of the Company (at a value of $6,371) and agreed to grant an aggregate of 20,000 non-transferrable common share purchase warrants of the Company to the NWTMN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. The common share purchase warrants will be issued in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones, will have a term of five years, will have an exercise price based on the then current market price of the Company's common shares at the date of issue of the warrants, and will be subject to certain restrictions on resale. To date, none of the common share purchase warrants have been issued. The fair values of these shares have been capitalized as part of the costs for the Nechalacho REE Project.

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:
		Weighted
	Number	Average
	of Warrants	Exercise
		Price

Balance - September 1, 2011	3,917,583	$3.60
Issued pursuant to Accommodation Agreement (note 6a)	10,000	1.48
Issued upon exercise of brokers’ compensation warrants	37,041	3.05
Exercised	(64,991)	3.05
Expired	(3,889,633)	3.60

Balance – August 31, 2012	10,000	$1.48
Issued pursuant to Accommodation Agreement (note 6a)	10,000	0.75

Balance – August 31, 2013	20,000	$1.12
Issued pursuant equity offerings (b(iv))	1,222,500	0.60
Issued pursuant to Accommodation Agreement (note 6a)	10,000	0.49

Balance – August 31, 2014	1,252,500 (1)	$0.61

(1) Does not include the 6,466,513 US$ Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 2.9 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 8, the Company also has 6,466,513 US$ Warrants outstanding as at August 31, 2014, with an exercise price of US$0.56 per share. The US$ Warrants will be exercisable from December 13, 2014 until June 13, 2021.

The Company is also required to issue the following warrants:

i)

as disclosed in Note 6(a), issue 20,000 warrants to the DKFN in two installments of 10,000 warrants per year over the next two years on the anniversary of the effective date of the Accommodation Agreement (July 31); and

ii)	as disclosed in Note 10(b), issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

Avalon Rare Metals Inc.	Page F-36

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

10.	Share Capital (continued)

	d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise
		Price

Balance – September 1, 2011	6,305,250	$3.38
Granted	3,150,000	2.44
Exercised	(855,000)	1.54
Expired	(100,000)	2.08
Forfeited	(500,000)	3.62

Balance – August 31, 2012	8,000,250	$3.21
Granted	2,240,000	1.31
Exercised	(175,000)	1.20
Expired	(625,000)	5.64
Forfeited	(855,000)	2.14

Balance – August 31, 2013	8,585,250	$2.59
Granted	2,530,000	0.66
Exercised	(350,000)	0.72
Expired	(825,000)	1.50
Forfeited	(1,310,000)	3.78

Balance – August 31, 2014	8,630,250	$2.02

As at August 31, 2014, there were 4,990,250 options vested (August 31, 2013 – 4,994,000, August 31, 2012 – 3,812,750) with an average exercise price of $2.63 per share (August 31, 2013 - $2.85, August 31, 2012 - $3.13), that were exercisable.

During the year ended August 31, 2014, an aggregate of 350,000 (2013 – 175,000, 2012 - 855,000) stock options were exercised at the weighted average exercise price of $0.72 per share (2013 – $1.20, 2012 - $1.54) . The weighted average closing market share price on the date preceding the date of exercise was $0.80 per share (2013 – $1.01, 2012 - $2.21) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

Avalon Rare Metals Inc.	Page F-37

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

10.	Share Capital (continued)

The estimated fair value of options earned during the year ended August 31, 2014 was $549,372 (2013 - $2,674,677, 2012 - $6,684,009), of which $172,125 (2013 - $36,227, 2012 - $Nil) was capitalized to property, plant and equipment, $30,018 (2013 - $567,453, 2012 - $897,760) was capitalized as exploration and evaluation assets, $133 (2013 - $7,852, 2012 - $Nil) was charged to operations as general exploration expenses, with the balance of $347,096 (2013 - $2,063,145, 2012 - $5,786,249) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the years ended August 31, 2014, August 31, 2013 and August 31, 2012 are as follows:

	August 31,	August 31,	August 31,
	2014	2013	2012

Exercise price	$0.66	$1.31	$2.44
Closing market price on day preceding date of grant	$0.66	$1.31	$2.44
Risk-free interest rate	1.45%	1.26%	1.16%
Expected life (years)	3.9	3.9	3.4
Expected volatility	73%	85%	88%
Expected dividend yield	Nil	Nil	Nil
Grant date fair value	$0.36	$0.80	$1.43
Forfeiture rate	15%	11%	11%

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2014:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.62	300,000	300,000	1.7 years
$4.00 - $4.99	700,000	587,500	1.9 years
$3.00 - $3.99	625,000	481,250	2.1 years
$2.00 - $2.99	1,725,250	1,569,000	1.3 years
$1.00 - $1.99	2,150,000	1,337,500	2.9 years
$0.48 - $0.99	3,130,000	715,000	4.0 years

	8,630,250	4,990,250

Avalon Rare Metals Inc.	Page F-38

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

10.	Share Capital (continued)

	e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at August 31, 2012, August 31, 2013 and August 31, 2014:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise
		Price

Balance - September 1, 2011	74,083	$2.50
Exercised	(74,083)	2.50

Balance – August 31, 2012 and August 31, 2013	-	-
Issued pursuant equity offerings (b(iii))	554,273	0.61

Balance – August 31, 2014	554,273	$0.61

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at August 31, 2014, the Company has 554,273 brokers’ compensation warrants outstanding, with an exercise of US$0.56 per common share. These brokers’ compensation warrants will be exercisable from December 13, 2014 until June 13, 2017.

11.	Write-off of Land Acquisition Option Payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during the year ended August 31, 2014. The Company has entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during the year ended August 31, 2014. This new option will expire on December 14, 2014. Payments totaling $212,960 were paid for the new purchase option and have been included in prepaid expenses and deposits on the consolidated statement of financial position as at August 31, 2014.

12.	Capital Management

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its development activities on its Nechalacho REE Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

Avalon Rare Metals Inc.	Page F-39

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

12.	Capital Management (continued)

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2014.

13.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

	a)	Trading transactions

There had been no material trading transactions (other than those disclosed in Note 10(b)(iv) with related parties during each of the years ended August 31, 2014, 2013 and 2012.

	b)	Compensation of key management personnel

The remuneration of directors and other key members of the Company’s senior management team during the years ended August 31, 2014, August 31, 2013 and August 31, 2012:

	August 31,	August 31,	August 31,
	2014	2013	2012

Salaries, benefits and directors’ fees	$2,539,867	$3,282,444	$2,945,471
Share based compensation(1)	239,021	1,946,091	5,978,861

	$2,778,888	$5,228,535	$8,924,332

(1) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

14.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at August 31, 2014, the Company’s cash and cash equivalents are categorized as Level 1 measurement. The fair value of the Company’s warrants denominated in a currency that is not the functional currency of the Company is based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility.

Fair Values

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Rare Metals Inc.	Page F-40

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

14.	Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2014. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two major Canadian chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at August 31, 2014, the Company has current assets of $7,393,478 and current liabilities of $3,506,367. Working capital of the Company is $5,607,733 (calculated by adding back the liability for warrants denominated in foreign currency of $1,720,622 to the net current assets of $3,887,111).

Repayments due by period as of August 31, 2014

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$1,785,745	$-	$-	$1,785,745
Purchase contract	143,922	-	-	143,922
Operating lease obligations	357,148	412,698	-	769,846

	$2,286,815	$412,698	$-	$2,699,513

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at August 31, 2014, the Company had cash held in bank accounts of US$408,663 and accounts payable of US$35,621 denominated in US currency.

Avalon Rare Metals Inc.	Page F-41

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

14.	Financial Instruments (continued)

	(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $6,017,598, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

The Company had cash of US$408,663 in cash and accounts payable of US$35,621 denominated in US currency as at August 31, 2014 and its anticipated on-going expenditures to be transacted in US dollars for the next twelve month period is approximately US$450,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

15.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2014, August 31, 2013 and August 31, 2012 are as follows:

	August 31,	August 31,	August 31,
	2014	2013	2012
Common shares issued pursuant to the Participation Agreement and capitalized as property, plant and equipment (note 10b)	$6,371	$-	$-
Common shares issued pursuant to the Accommodation Agreement and capitalized as exploration and evaluation assets (note 6a)	-	-	14,800
Warrants issued pursuant to the Accommodation Agreement and capitalized as property, plant and equipment (note 6a)	2,849	5,348	-
Warrants issued pursuant to the Accommodation Agreement and capitalized as exploration and evaluation assets (note 6a)	-	-	10,057
Share based compensation capitalized as property, plant and equipment (note 10d)	172,125	36,227	-
Share based compensation capitalized as exploration evaluation assets (note 10d)	30,018	567,453	897,760

	$211,363	$609,028	922,617

Avalon Rare Metals Inc.	Page F-42

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

16.	Income Taxes

	a)	Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31,	August 31,	August 31,
	2014	2013	2012

Net loss for the year before income taxes	$5,846,352	$11,199,164	$11,152,194
Combined Canadian federal and provincial tax rate	25.2%	25.2%	25.5%

Expected income tax recovery at statutory rates	$1,473,281	$2,822,189	2,843,809
Share based compensation	(87,468)	(519,913)	(1,475,493)
Non-deductible expenses	(9,144)	(11,709)	(13,775)
Non-allowable portion of capital loss	(22,063)	-	-
Exploration expenditures to be renounced	(134,294)	-	-
Share issuance costs	-	354,751	428,122
Non-taxable decrease in fair value of warrants denominated in foreign currency	121,042	-	-
Effect of different income tax rates than Canadian tax rate related to impairment loss of a foreign subsidiary	24,528	206,612	-
Impact of tax rate reductions	-	-	(34,941)
Losses and other deductions for which no benefit has been recognized	(1,250,111)	(2,851,930)	(1,747,722)
Deferred income tax recoveries	$115,771	$-	$-

b)	Deferred Income Tax Assets Not Recognized

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at August 31, 2014, 2013 and have not been recognized are as follows:

	August 31,	August 31,
	2014	2013

Difference in exploration and evaluation assets	$28,288,227	$2,942,771
Difference in property, plant and equipment	(25,338,055)	200,246
Difference in share issuance costs	622,586	631,003
Non-capital loss carry forwards	5,379,982	3,692,259
Capital loss carry forwards	262,278	241,169
Non-refundable investment tax credit carry forwards	4,351,370	5,639,970

Deferred income tax assets and investment Tax credits not recognized	$13,566,388	$13,347,418

Avalon Rare Metals Inc.	Page F-43

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

16.	Income Taxes (continued)

	c)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $18,768,000 (2013 - $14,582,000, 2012 - $10,428,000) available to reduce future years’ Canadian taxable income. These losses will expire as follows:

2015	4,000
2026	156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000
2033	4,151,000
2034	4,229,000

The Company also has net operating losses of approximately $1,668,000 (2013 - $10,000, 2012 - $7,000) to reduce future years’ U.S. taxable income. These losses will expire as follows:

2031	5,000
2032	2,000
2033	3,000
2034	1,658,000

d)	Capital Losses

The Company has capital losses carried forward of approximately $2,082,000 (2013 - $1,906,000, 2012 - $1,906,000) available to reduce future years’ Canadian taxable capital gains.

e)	Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $5,427,000 (2013 - $5,412,000, 2012 - $5,412,000), cumulative Canadian exploration expenses of $86,534,000 (2013 - $76,812,180, 2012 - $61,827,000) and cumulative foreign resource expenses of $66,000 (2013 - $66,000, 2012 - $66,000) available to reduce future years’ Canadian taxable income. The Company also has cumulative U.S. exploration expenses of $Nil (2013 - $1,605,000, 2012 - $1,488,000) available to reduce future years’ U.S. taxable income.

f)	Scientific Research and Experimental Expenditures (“SR&ED”)

The Company has SR&ED expenditures carry forward of $27,368,000 (2013 - $26,204,000, 2012 - $19,865,000) available to reduce future years’ Canadian taxable income.

Avalon Rare Metals Inc.	Page F-44

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

16.	Income Taxes (continued)

	g)	Non-refundable Investment Tax Credits

The Company has non-refundable investment tax credits of $5,817,000 (2013 - $5,640,000, 2012 - $4,572,000) available to reduce future years’ Canadian federal income tax payable. These credits will expire as follows:

2018	$44,000
2019	72,000
2020	14,000
2024	24,000
2025	19,000
2026	63,000
2027	133,000
2028	72,000
2029	361,000
2030	490,000
2031	1,045,000
2032	2,235,000
2033	1,006,000
2034	239,000

17.	Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31,	August 31	August 31,
	2014	2013	2012

Weighted average number of common shares used in the calculation of basic loss per share	112,724,520	103,683,356	103,224,070
Diluted impact of warrants	-	-	-
Diluted impact of stock options	-	-	-

Weighted average number of common used in the calculation of diluted loss per share	112,724,520	103,683,356	103,224,070

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2014 was $5,730,581 (2013 - $11,199,164, 2012 - $11,152,194).

As at August 31, 2014, the Company had 8,273,286 (2013 – 20,000, 2012 – 10,000) warrants and 8,630,250 stock options (2013 - 8,585,250, 2012 - 8,000,250) outstanding. These warrants and options could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2014, August 31, 2013 and August 31, 2012.

18.	Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2015	357,148
2016	312,202
2017	100,496

Avalon Rare Metals Inc.	Page F-45

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2014, 2013 and 2012

19.	Commitments

Pursuant to a service contract for the Nechalacho REE Project, the Company is required to pay Euro 8,400 per month for the next twelve month to the service provider. The Company does not have any other material contractual commitments except for the commitments disclosed elsewhere in the notes to the financial statements.

20.	Events After the Reporting Period

Subsequent to the year ended August 31, 2014, the Company:

	a)	issued 1,381,967 common shares for gross proceeds of $343,210 (US$304,726) and paid cash commissions totaling $10,297 (US$9,142) pursuant to the Sales Agreement;

b)

granted an aggregate of 1,325,000 stock options with a weighted average exercise price of $0.28 per share to certain employees, consultants, and directors and officers of the Company. The weighted average contract life of these options was 4.9 years;

	c)	had 225,000 options with a weighted average exercise price of $2.51 forfeited; and

	d)	had 281,250 stock options with a weighted average exercise price of $2.56 per share expire unexercised.

Avalon Rare Metals Inc.	Page F-46