Form 20-F
period 2015-08-31
Avalon Rare Metals Inc.
filed 2015-11-30
CIK 1362898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2015

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 152,785,482 common shares as at August 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [  ]      Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ]      No [X]

This annual report is prepared as of November 30, 2015.

Introduction

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or “Avalon” refers to Avalon Rare Metals Inc..

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States.

Qualified Persons

Except as otherwise noted in this Annual Report, Mr. Donald S. Bubar, P.Geo., President and Chief Executive Officer, Mr. David Marsh, FAusIMM (CP), Senior Vice President, Metallurgy and Technology Development and Dr. William Mercer, P.Geo., Vice President, Exploration are qualified persons for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and have reviewed and approved the technical information included in this Annual Report. See also Item 7. – Major Shareholders and Related Party Transactions – C. Interests of Experts and Counsel.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities regulations. There are risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare metal and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” herein and the following:

•	risks related to the Company’s history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to the continuation of the Company’s toll refining agreement;
•	risks related to securing product off-take agreements on a timely basis;

•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) for which known metallurgical processes have not previously been applied;
•	uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Aboriginal land title claims and Aboriginal rights in the Northwest Territories;
•	risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare metals and minerals and fluctuations in their pricing;
•	risks related to competition and the actions of competitors;
•	risks related to costs or delays in the commercialization of rare earth products;
•	uncertainties related to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to the Company’s ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project (“East Kemptville Project”) which could adversely affect the Company’s ability to conduct further studies and exploration activities;
•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks inherent to the competitive nature of the mineral industry;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mineral industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies;
•	risks due to being a “passive foreign investment company” for U.S. purposes;
•	risks related to fluctuations of currency exchange rates;
•	risks related to share price volatility;
•	risks related to the delisting of the Company’s common shares from the NYSE MKT;
•	risks related to dilution of existing shareholders;
•	risks related to not paying cash dividends;
•	risks related to being a non-US corporation; and
•	risks related to there being no market for the Company’s warrants.

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

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended August 31, 2015, 2014, 2013 and 2012, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For the year ended August 31, 2011, we prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and included a reconciliation from Canadian GAAP to U.S. generally accepted accounting principles (“US GAAP”), describing the effects on the Company’s consolidated financial statements. Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

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

Hectare or ha	An area totaling 10,000 square metres or 2.47 acres.

Highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

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

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity.

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

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Modifying Factors	Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Pegmatite	A coarse-grained granite, sometimes rich in rare elements such as uranium, tungsten, and tantalum.

Plagioclase	Any of a common rock-forming series of triclinic feldspars, consisting of mixtures of sodium and calcium aluminum silicates.

Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

Preliminary Economic Assessment or Scoping Study	A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pre-feasibility study (preliminary feasibility study)	A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable mineral reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Proven mineral reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Syenite	Coarse-grained intrusive igneous rock with a general composition similar to that of granite, but deficient in quartz, which, if present at all, occurs in relatively small concentrations.

Metric tonne or tonne	Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements.

For the years ended August 31, 2015, 2014, 2013, 2012 and 2011 we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. Our August 31, 2011 consolidated financial statements were originally prepared in accordance with Canadian GAAP, consistent with the year ended August 31, 2010. We have adjusted our consolidated financial information as at and for the year ended August 31, 2011, in accordance with IFRS 1, and adopted IFRS with a transition date of September 1, 2010.

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

The tables below set forth selected consolidated financial data under IFRS for the years ended August 31, 2015, 2014, 2013, 2012 and 2011. In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	August 31,	August 31,	August 31,	August 31,	August 31,
	2015	2014	2013	2012	2011
Operating Revenues	$-	$-	$-	$-	$-
Loss before other items	(3,176,374)	(5,730,581)	(11,199,164)	(11,152,194)	(8,709,760)
Net Loss for the Year	(3,176,374)	(5,730,581)	(11,199,164)	(11,152,194)	(8,709,760)
Net Comprehensive Loss for the Year	(3,176,374)	(5,730,581)	(11,199,164)	(11,152,194)	(8,709,760)
Loss per Share, Basic and Diluted	(0.02)	(0.05)	(0.11)	(0.11)	(0.09)
Total Assets	119,223,274	116,837,367	111,845,946	124,081,323	123,815,949
Total Liabilities	1,935,054	3,742,967	2,878,631	6,804,869	3,792,595
Share Capital	164,695,991	158,553,485	149,379,724	149,045,672	146,244,597
Total Equity	117,288,220	113,094,400	108,967,315	117,276,454	120,023,354
Weighted Average Number of Common Shares Outstanding	139,893,312	112,724,520	103,683,356	103,224,070	93,074,790
Dividends declared	Nil	Nil	Nil	Nil	Nil

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

Year Ended August 31,	Average
2011	US$ 1.0150
2012	US$ 0.9929
2013	US$ 0.9848
2014	US$ 0.9276
2015	US$ 0.8202

The following table sets forth the high and low exchange rate for the past six months. As of November 20, 2015, the exchange rate was US$0.7497 for each CDN$1.

Month	High	Low
May 2015	US$ 0.8386	US$ 0.7976
June 2015	US$ 0.8246	US$ 0.7960
July 2015	US$ 0.7972	US$ 0.7632
August 2015	US$ 0.7721	US$ 0.7493
September 2015	US$ 0.7682	US$ 0.7431
October 2015	US$ 0.7793	US$ 0.7530

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in securities of Avalon is highly speculative and involves significant risks. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to world prices for rare metals, rare earth elements (“REE”) and other rare minerals and the economic forces that influence capital markets. Any one of the following risk factors could materially affect business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to Avalon. Additional risks and uncertainties not currently identified by Avalon or that Avalon currently believes not to be material also may materially and adversely affect Avalon’s business, financial condition, operations or prospects.

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

We have no history of operations.

Avalon is an exploration and development company and has no history of mining or refining mineral products from its properties. As such, any future revenues and profits are uncertain. There can be no assurance that the Nechalacho Project, the East Kemptville Project, the Separation Rapids Lithium Project or any other project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. The Company will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that the Company will generate revenue from any source, operate profitably or provide a return on investment in the future.

There is material uncertainty regarding our ability to continue as a going concern.

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

The Company is currently in the exploration and development stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

The development of the Nechalacho Project, the East Kemptville Project and the Separation Rapids Lithium Project involve numerous uncertainties and there are no guarantees that we will be successful.

Mine development projects typically require long time frames and significant expenditures before production is possible. Bringing any of the Nechalacho Project, the East Kemptville Project and the Separation Rapids Lithium Project into successful operation is dependent on many factors such as:

•	the availability of funds to finance construction and other capital expenditures and to provide working capital;
•	the timing and availability of permits and other approvals to proceed with construction and to operate the mine and processing facilities;
•	the completion of negotiations with First Nations and other Aboriginal groups and stakeholders affected by such project;
•	the completion of acquisition of a property or properties for the processing facilities and the availability of infrastructure necessary for construction and operation;
•	the negotiation of sales or off-take contracts for the planned production from such project; and
•	the completion of negotiations with strategic partners for the provision of additional investment and/or the provision of technical assistance or services.

Other unanticipated problems and delays may arise in the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project and, accordingly, the Company may not be successful in establishing mining and processing operations.

Additional financing may be needed for our business operations and there are no guarantees that we will be able to raise sufficient funds.

The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of February 2016, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mineral industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, and could require the Company to reduce general and administrative expenses or impair the Company’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

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

The counter party to the Company’s tolling agreement for the Nechalacho Project has certain termination rights which it may exercise.

In early 2014 the Company entered into an agreement with Solvay, to have Solvay toll-process the Company’s rare earth concentrate into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France. Commencing December 31, 2014, Solvay has certain termination rights until project financing is achieved. There is a risk that Solvay will cancel the contract if the project is not advancing and new project financing is not achieved in the near future.

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

We may need to acquire additional properties for our hydrometallurgical plant, and potentially a separation plant, which may significantly delay the development of the Nechalacho Project as a whole.

As part of the Nechalacho Project, in the current Feasibility Study (“FS”), the Company plans for a hydrometallurgical plant to be located at Pine Point, 85 kilometres east of Hay River, Northwest Territories and a rare earth refinery to be located in Geismar, Louisiana. The Company has applied to the relevant government departments for surface leases on the Pine Point location, but such surface leases have not yet been granted, and the application for a surface lease on the portion of the Pine Point location intended for use as a tailings management facility has been returned by the government department in charge of that property. Any grants and surface leases, if granted, may be subject to the rights of holders of exploration claims or other subsurface rights, which may be inconsistent with the use of the property for the hydrometallurgical plant. In addition, economic factors such as power cost and infrastructure factors such as the adequacy of road and/or rail access may cause the Company not to proceed with acquiring the Pine Point surface leases.

The Company’s purchase option on the land parcel in Geismar, Louisiana expired on December 15, 2014. Several sites in western Canada are under consideration for the location of an updated hydrometallurgical plant.

If the properties in Pine Point, Geismar or a suitable alternative are not acquired, the Company will need to identify and acquire another suitable site or sites for its hydrometallurgical plant and rare earth refinery, which may significantly delay the development of the Nechalacho Project as a whole.

In addition, if the Solvay toll processing agreement is terminated, the Company will also need to obtain a parcel of land similar to the previously identified land parcel in Geismar, Louisiana, or elsewhere, to build its own rare earth refinery.

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

The Company’s revenues, if any, from the Nechalacho Project and certain of its other projects, are expected to be derived in large part from the mining and sale of rare metals and minerals. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control, including international economic and political conditions (such as the complaint filed with the World Trade Organization and won by the United States, the European Union and Japan against China’s REE export restrictions in 2014), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of rare metal, REE and other rare mineral substitutes; rare metal, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of REE and therefore the Company’s ability to finance the construction of the Nechalacho Project, pursue the East Kemptville Project or Separation Rapids Lithium Project and economic viability of the Company’s operations cannot be accurately predicted.

REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Prices have not recovered materially in 2013, 2014 or 2015. Many consumers continue to be concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China. In early 2015, China replaced its rare earth export quota system with an export licensing system as a response to a ruling by the WTO on China’s export practices. It is believed that the new licensing system will allow China to manage and control exports more closely and with less transparency than there was under the export quota system. This is expected to create more uncertainty around security of supply for consumers outside China. It has been reported that the Chinese government has selected six companies to consolidate and control the rare earth industry in China, but it has not been able to control the illegal production, processing and sale of Chinese rare earths. Illegal production is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. This has lowered the pressure on non-Chinese consumers to seek outside China sources of supply and has led, in part, to the Chapter 11 filing of Molycorp Inc. (“Molycorp”), one of the two major producers of rare earths outside China.

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

An increase in the global supply of rare metal and REE products, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project. The pricing and demand for rare metal and REE products is affected by a number of factors beyond the Company’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world’s supply of REE. It has in recent years reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Prices have not yet materially recovered. Higher rare earth prices have caused a number of companies to engage in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project, the East Kemptville Project, the Separation Rapids Lithium Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE. Any increase in the amount of rare earth products exported from China or from mines outside China and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project or our ability to further pursue the East Kemptville Project or the Separation Rapids Lithium Project. As a result of these factors, the Company may not be able to compete effectively against future competitors.

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

Our mineral resource and mineral reserves are only estimates and are subject to significant risks and uncertainties.

Mineral resource and mineral reserve estimates are based upon estimates made by Company personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. There is no certainty that any of the mineral resources or mineral reserves identified on the Nechalacho Project, the East Kemptville Project or Separation Rapids Lithium Project will be realized, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Evaluations of drilling results are ongoing, but until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.

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

The Company will be dependent on various supplies, equipment, parts and labour and the services of contractors to carry out construction of the Nechalacho Project and to carry out its other exploration and development projects such as the East Kemptville Project and the Separation Rapids Lithium Project. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Company’s ability to successfully construct and operate the Nechalacho Project and carry out its other exploration and development activities on the East Kemptville Project and the Separation Rapids Lithium Project.

Our inability to secure the required mineral tenure licenses at the East Kemptville Project could have a material adverse effect on our ability to conduct further studies and exploration activities on the East Kemptville Project.

Avalon holds mineral rights at the East Kemptville Project through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders which was done in 2014 and 2015. Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. The Company is currently in discussions with the surface rights holders with respect to obtaining full title to the lands covered by the Special Licence, however there can be no assurance that full title to the lands covered by the Special Licence will be obtained. The Company first acquired a Special Licence at the East Kemptville Project in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. In March 2015, by Order in Council, the Government of Nova Scotia approved this application. The Company is proceeding with its initial work program on the East Kemptville Project; however, the timing of the initial work program, and, potentially the completion of a feasibility study and related environmental assessment work at the project in the future, could be delayed in the event that future access to the site is not obtained from the surface rights owner. In addition, without the completion of a feasibility study, the form of mining lease will not be obtainable from the government in order for Avalon to secure the requisite surface land rights. These factors could have a material adverse effect on the Company’s plans for the East Kemptville Project, which may, as a result, not be further explored or ultimately developed.

We may not be able to obtain all required permits and licenses to place our properties into production.

The construction and operation of the Nechalacho Project and the other exploration and development operations of the Company, such as on the East Kemptville Project and Separation Rapids Lithium Project, require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, mining and processing operations at its projects. If the Company proceeds to production on the Nechalacho Project or any other project, licenses and permits may contain specific operating conditions and there can be no assurance that these conditions will not result in material increases in capital or operating costs or reductions in anticipated production, or that the Company will be able to comply with any such conditions. Costs related to applying for and obtaining permits and licenses or complying with the requirements they impose may be prohibitive and could delay planned exploration, development, construction or operation activities. Failure to comply with applicable laws, regulations and permitting requirements or with the conditions contained in licenses or permits may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration, development, mining or processing operations may be required to compensate those suffering loss or damage by reason of those activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

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

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Nechalacho Project and other projects such as the East Kemptville Project and the Separation Rapids Lithium Project, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

The mineral industry is highly speculative and involves substantial risks.

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

The mineral exploration and development industry is intensely competitive. Significant competition exists for the marketing of the minerals that the Company intends to produce as well as the acquisition of mineral concessions, claims, leases and other mineral interests. The Company may be at a competitive disadvantage in arranging for the sale of products intended to be produced at the Nechalacho Project or other properties, such as the East Kemptville Project and Separation Rapids Lithium Project, or in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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

U.S. investors in the Company’s common shares and warrants should be aware that the Company believes it was classified as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) during its tax year ended August 31, 2015, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

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

This risk factor is qualified in its entirety by the discussion herein under the heading “Certain United States Federal Income Tax Consequences.”

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

We are in the process of delisting our common shares from trading on the NYSE MKT.

The Company is in the process of voluntarily withdrawing its common shares from listing on the NYSE MKT and expects this process to be completed in December, 2015. The voluntary delisting is a result of the Company being deemed to be not in compliance with the continued listing standards of the NYSE MKT, due to the Company's recent low selling share price (see the Company’s news release dated August 5, 2015). In order to maintain the Company’s listing on the NYSE MKT, Avalon would have had to effect a share consolidation, which would have required approval by the Company’s shareholders at the upcoming annual general meeting (“AGM”) in February, 2016.

After many discussions with shareholders, the Board of Directors (“Board”) determined that a resolution for a share consolidation would not have secured sufficient support at the upcoming AGM, and may otherwise have been detrimental to the shareholders’ long term interest. Accordingly, the Company has chosen to delist its common shares from the NYSE MKT, rather than pursue a share consolidation. Avalon's common shares will continue to be listed on the Toronto Stock Exchange, which is one of the world's premier stock exchanges for mineral exploration and development companies. U.S. shareholders should be able to trade their Avalon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates.

In addition, the Company has applied to have its common shares qualified for trading in the United States on the OTCQX® Best Market (“OTCQX”). While this application has not yet been approved, it is anticipated that the Company’s shares will commence trading on the OTCQX on the same date they are delisted from the NYSE MKT to maintain continuous market access for trading in U.S. dollars. The Company will continue to be a reporting issuer with the SEC following the voluntary delisting.

The delisting from the NYSE MKT could result in a less active market for the commons shares, resulting in lower volumes and/or share price, or it may be more difficult to sell the common shares.

Additional financing may be needed for our business operations which may lead to dilution of our current shareholders.

The Company will require additional funds to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Company raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Company’s shareholders. Future sales of common shares or warrants of the Company in public or private markets could adversely affect the trading price of the Company’s common shares and its ability to continue to raise funds by new offerings of common shares or warrants.

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

There is no market for our warrants.

There is no existing trading market for warrants to purchase the common shares of the Company. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that an investor will be able to sell any of those securities at a particular time (if at all). The Company may not list any of its warrants on any Canadian or U.S. securities exchange, and the Common Shares could be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

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

Item 4. Information on the Company

A. History and Development of the Company

Avalon Rare Metals Inc. was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act (“BCA”) under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Company and Meadfield Mining Corp..

On September 29, 1994, the Company consolidated its share capital on a five-for-one basis and changed its name to Avalon Ventures Ltd..

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

On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc..

On February 9, 2011, the Company continued under the CBCA.

The Company’s head and registered office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, (416) 364-4938.

The Company is a reporting issuer in all of the provinces (except for the Province of Quebec) and territories of Canada. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange in Canada (the “TSX” or the “Exchange”), on the NYSE MKT LLC (the “NYSE MKT”) in the United States, in each case under the symbol “AVL” and are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”. As discussed in more detail below, the Company is in the process of voluntarily withdrawing its common shares from listing on the NYSE MKT and expects this process to be completed in December, 2015.

The Company operates principally in Canada and is currently extra-provincially registered to carry on business in Ontario, British Columbia, Northwest Territories, Nova Scotia and New Brunswick.

Avalon is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon operates primarily in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties. For at least the last three fiscal years the Company has expended substantially all of its efforts on the development of Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”), although it has been more active in late 2015 on its East Kemptville Tin-Indium Project and Separation Rapids Lithium Project. The Company completed its feasibility study (“FS”) on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced project and only material property. A preliminary site preparation water license and land use permit has been issued which provides approval for first year site preparation work at the Nechalacho site. Full construction and operational license and permit for the Nechalacho site will take approximately 4-6 months to obtain once the Company commences the final application process. The Company’s principal capital investments have been in its resource properties, with expenditures totalling $3,485,658, $9,561,375, and $19,121,915 in Fiscal 2015, 2014 and 2013 respectively.

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

In 2014, the Company entered into an agreement with Solvay to have Solvay toll-process the mixed HREE-rich product from the hydrometallurgical lant into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France. There is no present activity under the agreement and Solvay retains certain termination rights until project financing is achieved.

Avalon is continuing its feasibility study optimization work and is integrating the Solvay Refining Agreement into an updated project development model.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. Contemporaneously with this filing, the Company is releasing its fourth comprehensive Sustainability Report entitled "Balancing Opportunities" (the "2015 Sustainability Report").

The Company believes that industrial demand for sustainably produced rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. China is the major supplier of REE to the world. Policy directives announced by the Chinese government over the past five years have resulted in a net reduction in export quotas of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

B. Business Overview

Operations and Principal Activities

The Company is a mineral exploration and development company with a primary focus on rare metals and minerals. Avalon presently owns six rare metals and mineral projects in Canada, three of which are under active development, but none of which are in production. It also owns royalty interests in two development projects which are not in production. For at least the last three years the Company has expended substantially all of its efforts on the development of Nechalacho Project, although it has been more active in late 2015 on its East Kemptville Tin-Indium Project and Separation Rapids Lithium Project.

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.4 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. Negotiations towards signing similar accommodation agreements with the LKDFN and the YKDFN continue intermittently. The Company also recognizes that the Tłįcho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations; the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and has commenced negotiating an agreement with the NSMA, although this has not been completed.

Avalon’s next steps are primarily focused on continuing its optimization work, with a view to producing an updated technical report incorporating the results of such work. Other goals include completing the acquisition of the land use permit and water license, carrying out an additional pilot plant trial of the new hydrometallurgical plant flowsheet (to confirm reagent recycle performance), finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing.

The key factors going forward influencing the timely execution of the Nechalacho Project are securing one or more strategic or financial partners, securing sufficient binding agreements for off-take to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction permits.

The Company currently relies on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at August 31, 2015, the Company had adjusted working capital of $5,263,216 (which is calculated by adding back the deferred flow-through share premium of $293,808 and the liability for warrants denominated in foreign currency of $288,857 to the net current assets of $4,680,551). The Company also may potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

Significant Acquisitions and Significant Dispositions

The Company has not made any significant acquisitions or dispositions since the end of its 2014 fiscal year.

Competition

The mineral industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company’s. The Company competes with other mining companies in connection with the acquisition of rare earth metals and mineral properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

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

See also Item 3. Key Information – D. Risk Factors – Regulations and Mining Law, Governmental Regulation.

Corporate Social Responsibility (“CSR”)

Contemporaneously with the filing of this annual report, the Company released its fourth comprehensive Sustainability Report. The 2015 Sustainability Report is available for view or download on the Company’s website at: http://www.avalonraremetals.com. The 2015 Sustainability Report does not form part of this annual report.

The 2015 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, in 2014 the Company conducted a detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. A review of this materiality assessment was completed in 2015 and no significant changes were identified. This report focuses on the social, environmental and economic issues that are most material to the Company.

The 2015 Sustainability Report also incorporates a self-assessment of Fiscal 2015 performance and sets targets for 2016 against the applicable Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31.

In addition to the safety performance improvements and Minister of AANDC approval for the Nechalacho Project, the report and others highlight many other positive accomplishments such as the risk management program, management system development and environmental leadership in the development of REE effluent standards to name a few. This year, in response to commentary from readers and report auditors, the report format is modified to allow a focused review in areas of interest while still providing detailed data for those who want more information. Avalon is committed to signing a Socio-Economic agreement with the Government of the Northwest Territories prior to starting construction of the Nechalacho Project and will continue to negotiate and implement Accommodation Agreements with the Company’s Aboriginal partners.

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the SAC Chair. Members of the SAC participated in the preparation of the 2015 Sustainability Report. No formal meetings were held in 2015.

C. Organizational Structure

The Company has three directly wholly-owned subsidiaries - Nolava Minerals Inc. (“Nolava”) (a Delaware company), Avalon Rare Metals Ltd. (a Delaware company), and 8110131 Canada Inc. (“8110131”) (a Canada company), and one indirectly-owned subsidiary – Avalon Rare Metals Processing LLC (a Delaware limited liability company, wholly owned by Avalon Rare Metals Ltd.). None of these subsidiaries has carried on any operations since their incorporation except for the staking and exploration of certain mining claims in Utah, USA by Nolava and the acquisition of certain royalties by 8110131.

D. Property, Plants and Equipment

The Nechalacho Project is the Company’s only material tangible fixed asset.

Nechalacho Project

(I)	Property Description and Location

The Nechalacho Deposit is situated on the Company’s Thor Lake property, located in Canada’s Northwest Territories (“NWT”), 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System (“NTS”) map sheet 85I/02 at approximately 62°06’30”N and 112°35’30”W (6,886,500N, 417,000E - NAD83).

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

Two underlying royalty agreements were inherited with the title to the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement. The Murphy Royalty Agreement is a 2.5% NSR royalty and has a provision for Avalon to buy out the royalty at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2015 this amounted to approximately $1.4 million). The Calabras/Lutoda Royalty Agreement totals 3% NSR. In June, 2012, 8110131 Canada Inc., a wholly owned subsidiary of the Company, acquired the NSR under the Calabras/Lutoda Royalty Agreement for $2.0 million.

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

Under the Mackenzie Valley Resource Management Act (“MVRMA”) and Regulations, the Mackenzie Valley Land and Water Board (“MVLWB”) administers land use permits and water licenses. Upon completion of a preliminary screening process, projects deemed to potentially have significant adverse impacts are referred to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) to initiate an environmental assessment process. The MVRMA allows local and particularly Aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

•	Preliminary screening (MVLWB)
•	Environmental assessment (MVEIRB)
•	Environmental impact review (MVEIRB, if necessary)

Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted. Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take-off and landing (“STOL”) airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011. The land use permit for the construction of the airstrip has since been satisfactorily concluded. Current exploration activities at Thor Lake are under a new land use permit issued by the MVLWB on June 23, 2011, for a period of five years beginning on July 5, 2011.

On April 23, 2010, Avalon submitted a land use and water license permit application through the MVLWB, for the mining, flotation processing and hydrometallurgical processing in the NWT. Upon completion of the MVLWB preliminary screening process, the Nechalacho Project was referred to the MVEIRB on June 11, 2010, for environmental assessment.

On May 20, 2011, the Company submitted the Developers Assessment Report (“DAR”), (more commonly referred to as an Environmental and Social Impact Statement). In November, 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference. First Round information requests were received and addressed from November 2011 to May 2012. In mid-August 2012, Avalon participated in the environmental assessment process technical sessions organized by MVEIRB for various regulators and community representatives. Subsequently, Avalon completed and submitted all additional work and undertakings requested by MVEIRB and other regulators for clarification purposes at the technical sessions. Avalon then entered and completed the Second Round Information Requests stage. The environmental assessment process ended with public hearings held on February 18 – 20, 2013 in Yellowknife, NWT and February 22, 2013 in Fort Resolution, NWT. The final Report of Environmental Assessment (the “Report of EA”) was released by MVEIRB on July 26, 2013, recommending approval by the responsible Ministers. This approval was received on November 4, 2013. Applications for the necessary construction and operating permits and licences were submitted in December 2013, and were subsequently amended into a two phase permitting process of 1) low impact site preparation activities and; 2) the full construction and operations permits. A Class A Land Use Permit and Class B Water Licence were approved on April 24, 2014 and May 22, 2014 respectively for identified low impact activities including site preparation, early camp erection, portal development and associated infrastructure such as roads, power and water treatment expected to take up to a full year, pending financing. Avalon submitted a $50,000 security payment for the first phase of this activity and completed the site clearing phase of the project. The additional phases may proceed with the filing of additional site security. The permitting process for the full construction and operating permits continued to advance, including public Technical Review Sessions held in Yellowknife July 22-24, 2014. Responses to intervener comments were initiated in 2014; however since these hearings the work on these permits has since been progressing intermittently to conserve resources. Approximately 4-6 months would be required to finalize these permits, once the Company commences the final application process. This would not in any way limit the first year of pre-construction activity as approved under the existing permits, qualified by the filing of identified financial assurance.

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

Initial work on advancing plans to implement the measures identified above has been well advanced, including engagement with the Company’s Aboriginal partners and regulators. As part of its philosophy of open and transparent communications, engagement with Aboriginal partners on the environmental management plans required as part of the permitting process was initiated prior to submission to the regulators, helping to both improve the quality of the plans and facilitate the permitting process. Following the technical review sessions with regulators and the communities of interest, the Company has submitted proposed and updated water quality monitoring programs, wildlife and wildlife habitat protection plans and a wildlife effects monitoring program for which discussions are ongoing. The socio-economic agreement has been put on hold pending the GNWT devolution process and finalizing of the project designs. Updates to plans were submitted in late 2014 in response to intervener comments.

A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Avalon has received a letter from Transport Canada that confirmed that the water bodies located within the tailings management facility (“TMF”) are not considered navigable and do not require any additional authorizations from Transport Canada. A section 35(2) fisheries authorization or letters of advice from the Department of Fisheries and Oceans (“DFO”) under the Fisheries Act (Canada) may be required, though the ponds within the TMF are not considered as fisheries habitat (do not contain fish).

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

Topography is typical of the Canadian Shield, gently rolling with abundant bedrock exposure with glacial till cover, and numerous shallow lakes. Vegetation is dominated by spruce and poplar which do not grow to a size to be harvested economically.

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

The Thor Lake site has no road access from Yellowknife, although there is a historical 5 kilometre road from the Thor Lake site to the shore of Great Slave Lake. This road is presently used to haul supplies shipped by barge or trucked on an ice road to the Thor Lake site. At the present time, year round access is primarily achieved by aircraft. The use of winter ice roads on Great Slave Lake is also feasible, but is not included as an integral part of the Technical Report (as defined herein). A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed. Electrical power at the site will be initially provided by a diesel power generating station, supplemented if possible by renewable energy sources including solar power. The diesel plant design is based upon having spare capacity at any given time.

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

The Nechalacho nepheline syenite that hosts the Nechalacho Deposit has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

•	It has a distinct chemical composition showing undersaturation in quartz, with nepheline and sodalite variously as rock-forming minerals.
•	It has cumulate layering.
•	It contains zircono-silicates including eudialyte.
•	It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth mineralization.

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

There is a gradual increase in HREE from surface to depth within the Nechalacho Deposit with the lowermost sub-horizontal layer, which is also the most laterally continuous, being referred to as the Basal Zone. Accordingly typical proportions of heavy rare earth oxides (“HREO”) relative to total rare earth oxides (“TREO”) in Upper Zone can be 6% to 10%, but in the Basal Zone averaging over 20% and reaching as high as 50% in individual samples. There is also a tendency for the Basal Zone, which undulates to some extent, to increase in HREO with depth.

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

The part of the Nechalacho Deposit alteration system that is enriched in REEs varies between 80 metres and 190 metres in vertical thickness, with the alteration usually starting from the surface. The whole alteration system is enriched to varying degrees in rare earth elements, zirconium (“Zr”), niobium (“Nb”) and tantalum (“Ta”), relative to unaltered syenite, with average values over the whole approximately 200 metres thick alteration package of approximately 0.75% to 1.0% total rare earth oxides.

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

In 1976, Highwood Resources Ltd., (“Highwood”) in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property and the property was staked in 1976 and 1977. From 1976 to 1979, exploration programs included geological mapping, sampling trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Nechalacho Deposit (referred to as the “Lake Zone” in the historic reports). This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REE.

Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (“Placer”) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted geophysical surveys on the Nechalacho Deposit. Eighteen holes were drilled in 1980 and 1981. Preliminary metallurgical scoping work was also conducted, but when the mineralization did not prove amenable to conventional metallurgical extractions of tantalum, Placer relinquished its option in April 1982.

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

(VI)	Drilling

Avalon has carried out the following drilling on the Nechalacho Deposit, summarized to August 31, 2015:

Year	Diameter	Drill holes	Metres
2007	BTW	13	2,440.47
	TOTAL	13	2,440.47
2008	NQ2	70	14,033.65
	TOTAL	70	14,033.65
2009	HQ	43	8,794.32
2009	NQ	26	5,476.78
	TOTAL	69	14,271.10
2010	HQ	86	23,840.43
2010	PQ	20	3,754.00
	TOTAL	106	27,594.43
2011	HQ	43	10,967.22
2011	NQ	21	3,923.96
2011	PQ	46	10,864.60
	TOTAL	110	25,755.78
2012	HQ	73	18,100.90
2012	PQ	13	3,160.45
	TOTAL	86	21,261.35
2013	HQ	16	2,977.30
	TOTAL	16	2,977.30
2014	HQ	15	3,135.00
	PQ	7	1,773.00
2014	TOTAL	22	4,908.00
Total to August 31, 2015		492	113,242.08

Minor differences to previous tables disclosing historic drilling statistics are due to previous errors and decisions by the data compilers as whether to exclude or include abandoned holes with no assays.

Resource estimates with the effective date of May 3, 2013 included drill results up to August 27, 2012 and the updated resource estimates, completed after the Technical Report, included drill results up to March 2, 2013. See “Nechalacho Project - Mineral Resource Update”. There was no drilling done in 2015.

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

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole. On average, assay samples are two metres long except where, in the geologist’s opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20 m thick, even spaced sampling is not considered a significant factor in resource estimation. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well-defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians. All geological, geophysical and geotechnical data was originally entered into a custom designed database, provided and maintained by an external consulting firm.

Subsequently, starting in 2012, Avalon started using Maxwell Geoservices software (LogChief and DataShed) to enter and control data into the Datashed database.

At the first step of data entry, the data is checked for corrected and completed required fields which are necessary to import into LogChief. Adjusted procedures for different fields in LogChief can be considered control manager on data entry and possible available errors. Those parts of the data which includes errors are rejected and sent back to field geologists for correction. The data is then synchronized from LogChief to DataShed. An exception to the sampling process described above is that for PQ core. Due to the weight of the core, about 18 kgs per metre, and for safety reasons related to lifting heavy samples, samples were restricted to 1 metre core lengths.

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

Starting in winter 2010, a second drill was added, also using HQ core. This core was sampled as above. From July 2010 on, this rig was converted to PQ diameter core in order to obtain more metallurgical sample. This core, weighing about 18 kg per metre, was initially sawn in order to acquire an assay sample of about 1.5 kgs, with a second cut for a library sample of about 1.5 kg, leaving about 14 kg for metallurgical purposes. However, due to the hardness of the rock, it was deemed that sawing the core was impractical due to low productivity. Consequently a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and a library sample were split out and the remaining 3.3 mm material retained for metallurgical purposes. The results of the test that studied the particle size distribution and the homogeneity of the sample indicated that this was a satisfactory procedure for both assaying and metallurgy, and for mineralized intervals this PQ core procedure continued to be followed. For unmineralized core, a section was sawn off weighing about 3-5 kgs per sample to avoid the cost of crushing whole core and the remaining core stored at site.

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

All remaining drill core is stored on site at Thor Lake. Core is temporarily racked at the exploration camp while being logged. In summer 2012, a large core storage facility was constructed at the T Zone Mine site that was sufficiently large to store all drill core from the project. In addition, sample rejects were brought from Yellowknife in wooden bins, each of about one tonne. Pulp samples and further sample rejects are stored in a locked secure facility within Yellowknife airport. Historic core, particularly T-Zone core, is stored at the mine site, while Nechalacho Deposit core is stored at the camp storage.

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the “older holes”. These did not have internal Quality Assurance/Quality Control (“QA/QC”) and were analyzed for a limited set of elements; however, six of the old holes were reassayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario, and the secondary laboratory was Acme in Vancouver, British Columbia. Samples were shipped to the facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Acme in Vancouver for complete check analysis.

For the 2008 winter and summer programs, the preparation laboratory was Acme in Yellowknife, Northwest Territories and the primary analytical laboratory was the Acme laboratory in Vancouver, British Columbia. A split of every tenth sample reject was sent to ALS laboratory in Vancouver, British Columbia for check analyses. All core was analyzed by Acme using two analytical packages: Group 4A and Group 4B. ALS analyzed the samples with the MS81 method. Acme’s Group 4A is a whole rock characterization package comprising four separate analytical tests. Acme’s Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (“ICP-MS”). This package comprises two separate analyses. For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Acme, were shipped to ALS, where the samples were analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry (“ICP-AES”) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

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

Since 2007, Avalon has commissioned a specialist laboratory from British Columbia to generate standards called AVL-H, AVL-M or AVL-L (2007), S0409 (2010) (sometimes referred to as H2) and S229 and S236 (2010). For the 2007 standards and S0409, Avalon then commissioned an independent consultant to review the round robin and assess the quality of the data and for S339 and S336 another independent consultant was similarly commissioned.

Statistics on QA/QC samples submitted during the period January 2011 to August 2012 are presented below.

QA/QC Samples Submitted From January, 2011 to August, 2012
QC Category	DH Sample Count	QC Sample Count	Ratio of QC Samples to
Company Standards	16,914	1,117	1:15
Company Blanks	16,914	453	1:37
Laboratory Duplicates	16,914	2,019	1:8
Field Duplicates	16,914	88	1:192

The following table shows the interlab comparison for the period June 2010 and December 2011.

Laboratory Comparison Results for All Elements
Element	No. of Samples	Mean 1 (ALS)	Mean 2 (Acme)	SD 1 (ALS)	SD 2 (Acme)	CV 1 (ALS)	CV 2 (Acme)	RPHD%(1)
La	453	1996.72	1882.70	1153.64	1076.56	0.58	0.57	2.69
Ce	451	4398.52	4184.67	2535.14	2392.85	0.58	0.57	2.24
Pr	453	558.23	518.04	331.16	300.76	0.59	0.58	3.21
Nd	453	2166.97	2069.39	1297.18	1223.40	0.60	0.59	1.97
Sm	453	456.80	422.45	290.66	265.58	0.64	0.63	3.56
Eu	453	52.32	49.91	34.33	32.65	0.66	0.65	2.07
Gd	453	357.29	359.70	257.90	256.03	0.72	0.71	-0.80
Tb	453	48.63	48.37	44.61	43.68	0.92	0.90	0.01
Dy	452	240.93	235.89	258.54	252.82	1.07	1.07	1.05
Ho	453	41.09	38.98	50.96	50.06	1.24	1.28	5.24
Er	453	101.74	96.24	137.84	132.60	1.35	1.38	4.59
Tm	453	13.25	13.25	18.48	18.48	1.39	1.39	-0.44
Yb	453	80.59	81.97	112.45	112.15	1.40	1.37	-3.44
Lu	453	11.37	11.08	15.76	15.32	1.39	1.38	-0.39
Y	453	964.62	914.19	1144.75	1072.82	1.19	1.17	2.22
Zr- ICPMSh	451	16794.83	16441.79	11635.23	11661.55	0.69	0.71	1.51
Zr-XRF	497	22748.89	20472.55	11023.60	9747.00	0.48	0.48	5.16
Nb- ICPMSh	452	2045.91	1937.76	1173.36	1158.36	0.57	0.60	2.82
Nb-XRF	228	3645.18	3169.35	1189.18	994.35	0.33	0.31	7.00
Ta	453	217.29	207.36	169.17	157.83	0.78	0.76	1.45
Hf	453	380.31	369.85	274.54	268.91	0.72	0.73	1.47

NOTES:

(1)	RPHD: Relative Percent Half Difference

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

More recently, subsequent to the May 3, 2013 resource estimate, Avalon added an additional criterion as follows: If the overall Net Metal Return (“NMR”) of the standard is outside the range of +/-10% of the recommended value, then the batch is considered for reanalysis.

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

3.	An exchange rate of US$1=CAD1.05 was used.
4.	Heavy rare earth oxides (“HREO”) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
5.	Total rare earth oxides (“TREO”) is HREO plus light rare earth oxides (“LREO”): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
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

7.	ZrO2 refers to zirconium oxide, Nb2O5 refers to niobium oxide and Ta2O5 refers to tantalum oxide.

Mineral Resource Estimate Grades of Individual Rare Earth Oxides and Specific Gravity
Category	Zone	Tonnes (million)	La2O3 (ppm)	Ce2O3 (ppm)	Pr2O3 (ppm)	Nd2O3 (ppm)	Sm2O3 (ppm)	Eu2O3 (ppm)	Gd2O3 (ppm)	Tb2O3 (ppm)
Measured	Basal	10.86	2,629	5,878	745	2,928	652	82	594	91
	Upper	-	-	-	-	-	-	-	-	-
Total Measured		10.86	2,629	5,878	745	2,928	652	82	594	91

Indicated	Basal	55.81	2,522	5,605	701	2,761	596	73	529	80
	Upper	54.59	2,686	5,970	740	2,853	539	58	387	42
Total Indicated		110.40	2,603	5,786	720	2,806	568	66	459	61

Measured and Indicated	Basal	66.67	2,539	5,649	708	2,788	605	75	539	82
	Upper	54.59	2,686	5,970	740	2,853	539	58	387	42
Total Measured and Indicated		121.26	2,605	5,794	723	2,817	575	67	471	64

Inferred	Basal	61.09	2,110	4,760	608	2,390	487	60	439	63
	Upper	122.28	2,312	5,367	661	2,576	465	51	340	35
Total Inferred		183.37	2,245	5,165	643	2,514	473	54	373	44

Category	Zone	Tonnes (million)	Dy2O3 (ppm)	Ho2O3 (ppm)	Er2O3 (ppm)	Tm2O3 (ppm)	Yb2O3 (ppm)	Lu2O3 (ppm)	Y2O3 (ppm)	SG
Measured	Basal	10.86	471	84	221	29	174	24	2,061	2.85
	Upper	-	-	-	-	-	-	-	-	-
Total Measured		10.86	471	84	221	29	174	24	2,061	2.85

Indicated	Basal	55.81	413	72	182	24	141	20	1,813	2.88
	Upper	54.59	160	23	54	6	39	5	649	2.80
Total Indicated		110.40	288	48	119	15	91	13	1,237	2.84

Measured and Indicated	Basal	66.67	422	74	189	25	147	20	1,853	2.88
	Upper	54.59	160	23	54	6	39	5	649	2.80
Total Measured and Indicated		121.26	304	51	128	16	98	14	1,311	2.84

Inferred	Basal	61.09	315	55	132	18	106	15	1,327	2.83
	Upper	122.28	137	20	46	6	40	6	560	2.81
Total Inferred		183.37	196	32	75	10	62	9	816	2.82

1	CIM definitions were followed for Mineral Resources.
2.

Mineral Resources are estimated at a NMR cut-off value of US$320/t. NMR is defined as “Net Metal Return” or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

3.	An exchange rate of US$1=CAD1.05 was used.
4.	Heavy rare earth oxides (“HREO”) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
5.	Total rare earth oxides (“TREO”) is HREO plus light rare earth oxides (“LREO”): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
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

The cutoff grade was determined using both rare metals and rare earths as they all contribute to the total revenue of the Nechalacho deposit. An economic model was created, using metal prices that were updated from those used in the pre-feasibility study, flotation and hydrometallurgical recoveries, the effects of payable percentages, and any payable Net Smelter Return (“NSR”) royalties. The payable percentages of elements (Zr, Nb, Ta) contained within the Enriched Zirconium Concentrate (“EZC”) were also included. The net revenue generated by this model is termed the NMR. The mineral resource estimate is based on the minimum NMR value being equal to an operating cost of US$320/t, a break-even cut-off value.

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

The up-dated database and re-estimated resource for the Nechalacho Deposit made by the Company as of May 3, 2013 are based upon detailed core logging, assays and geological interpretation by Avalon geologists and independently audited by RPA. The only change from the November 2012 Update is correction of some minor errors in the database that had no material effect, except to change some numbers in the second decimal place as noted above. The drill holes and their related assays form the basis for the creation of two domains of REE mineralization: an upper LREE-enriched domain (“Upper Zone”) and a lower HREE enriched domain (“Basal Zone”).

Resource Classification

For all domains, blocks populated using a 240m X 240m X 120m search ellipse and up to 120 m away from a drill hole were classified as inferred.

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

In the Basal Zone, two separate areas supported by diamond drilling spaced at 25 m were manually digitized to define the Measured blocks.

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

The mineral reserve has been estimated based on conversion of the high grade mineral resources at a cut-off value greater than US$320/t NMR. Payable elements include the REE, zirconium, niobium and tantalum. No Inferred mineral resources were converted to mineral reserves. The high grade mineral resources are 34.7% and 14.7% of the total Measured and Indicated mineral resources, respectively.

The key design criteria set for the Nechalacho mine are:

•	Initial design based on a 20-year life-of-mine (“LOM”) of high grade material.
•	Mechanized cut or drift and fill and long hole mining methods with paste backfill.
•	Minimum mining thickness of 5 m.
•	Extraction ratio of 94.2%.
•	Internal dilution of 8.5%.
•	External dilution of 5% applied to all stopes.
•	Estimated total average dilution for the life of mine of approximately 11%.
•	Production rate of 2,000 t/d ore (730,000 t/y).
•	Ore bulk density of 2.91 t/m3.

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

The tailings will be thickened, the overflow from which will be pumped to the process water tank although a portion will be fed to a water treatment plant to remove impurities. The tailings thickener underflow will be directed to either the TMF or the paste backfill plant. The paste backfill plant has been designed to produce 1,738 t/d of backfill using concentrator tailings.

Processing – Hydrometallurgical Plant

A hydrometallurgical plant was designed to be built at Pine Point to produce mixed rare earth concentrate from the flotation concentrate at the planned rate of 49,900 tonnes per year (at approximately 16.5% TREO and a secondary product of EZC at the rate of approximately 103,800 tonnes per year (containing 12.5% Zr).

The hydrometallurgical plant designed for Pine Point comprises the following process sections:

•	Pre-leach.
•	Sulphuric acid bake.
•	Water leach.
•	Neutralization and impurity removal.
•	Impurity removal re-dissolution.
•	Rare earth precipitation.
•	Waste water treatment.
•	Tailings neutralization.

The concentrate barged from Nechalacho would be fed to the pre-leach section of the plant where excess sulphuric acid produced in the water leach section will be used to neutralize the base materials. The product from the pre-leach circuit would be filtered and the solids fed to the acid bake system while the filtrate would feed the iron reduction circuit.

The filter cake from the pre-leach circuit would be mixed with concentrated sulphuric acid and fed into the acid baking rotary kiln where the REE in the concentrate would be converted to sulphates at a temperature of 220oC. The discharge from the acid bake kiln would be leached in water to recover approximately 80% of the LREE and 50% of the HREE. The solids containing the balance of the REE, along with most of the zirconium, niobium and tantalum, would be filtered, washed, neutralized and dried to approximately 8% moisture. This dried product would be packaged and shipped to customers as EZC.

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

The mixed rare earth concentrate is envisioned in the FS to be shipped in 35-40 tonne capacity sealed containers and taken by truck to the rail head at Hay River and then by rail to the REE Separation Plant and Refinery currently being planned for Geismar, Louisiana. The Company has investigated the potential for sales of EZC directly to customers, primarily in China.

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

In the FS, the separation plant and refinery is planned to be situated adjacent to an existing industrial facility in Geismar, Louisiana where Avalon had a purchase option on a suitably-sized property. Electrical power, fresh water, sodium hydroxide and hydrochloric acid would be supplied via tie-in to an adjacent third party chemical production facility and rail spurs connected to the existing rail line in the adjacent facility would accommodate shipment of concentrate feed stock to and shipment of marketable product from the separation plant. The design capacity in the FS has been based on the PFS capacity of 10,000 tonnes per year of TREO although forecast average annual production from the FS would be approximately 6,800 tonnes of TREO.

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

List of Products from the Rare Earth Separation Plant and Refinery
Product	Design Plant Production (t/y)	Product Distribution (%)	Feasibility Study Specification (1)
La Oxide	1,583	16.0	3 N
Ce Oxide	3,572	36.0	3 N
Pr Oxide	451	4.0	3 N
Nd Oxide	1,783	18.0	3 N
Sm Oxide	391	4.0	2 N
Eu Oxide	49	0.5	4 N
Gd Oxide	371	4.0	3 N
Tb Oxide	54	0.5	4 N
Dy Oxide	271	3.0	4 N
Y Oxide	1,170	11.0	5 N
Lu Oxide	14	0.1	3 N
Er/Ho/Tm/Yb Carbonate Mix(2)	292	3.0	2 N
Total	10,000	100.0

NOTES:

(1)	“N” stands for the number of nines purity produced as final product, for example 3 N = 99.9%.
(2)

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

(iii)	Capital Cost Estimate

A summary of the FS capital cost estimate for the Nechalacho Project is presented in the following table.

Nechalacho Project Capital Cost Summary
Cost Category	NWT(1) ($ million)	LA(2) ($ million)	Total ($ million)
Mine development	81.58	-	81.58
Main process facilities	351.24	192.51	543.75
Infrastructure	150.68	78.82	229.50
EPCM	119.27	38.57	157.84
Indirect construction costs	175.56	27.25	202.81
Owner's costs	36.76	18.95	55.71
Contingency	120.91	44.90	165.81
Closing costs / bond	13.00	3.16	16.16
Pre-production capital cost	1,049.00	404.16	1,453.16
Sustaining capital	102.72	19.12	121.84
Total capital cost	1,151.72	423.28	1,575.00

NOTES

(1)	NWT – Costs applicable to the Nechalacho and Pine Point sites in the Northwest Territories.
(2)	LA – Costs applicable to Geismar, Louisiana.

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

An assessment of the project has been prepared on the basis of a discounted cash flow model, from which net present value (“NPV”), internal rate of return (“IRR”), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mineral industry as representing the economic value of a project after allowing for the cost of capital invested. A 10% discount rate is commonly used for the base case.

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

Price Trend for Europium Oxide
(99% minimum, FOB China, RMB/kg)

Source: Asian Metal™.

Prices for lutetium also peaked in mid-2011 but reached a higher peak in late 2011 and have since levelled-off in late 2012 and early 2013 to a range that is well above the mid-2011 peak, as shown below. The price trend shown below is based on domestic prices for lutetium published by Asian Metal™. There is little trade in lutetium outside China and, in order to derive an estimated FOB price for the purpose of the FS, the 28-month average price for lutetium in China from November, 2010 to February, 2013 was increased by 25% to account for the export tax and converted to U.S. dollars at a rate of RMB 6.2339:US$ 1.00. In order to check that the resulting US$1,313.60/kg is conservative, Avalon compared it with European and Hong Kong trader quotes available as of February, 2013.

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

At present, it is only in China that zircon is “cracked” to produce intermediate zirconium products, such as zirconium oxychloride (“ZOC”) and zirconium basic sulphate (“ZBS”), which are then upgraded or converted to a range of zirconium chemicals or to zirconium metal. Zirconia and zirconium chemicals account for just under 20% of total zirconium demand. Zirconium chemicals are used in a wide variety of applications including refractories, ceramic pigments, advanced ceramics and catalysts, abrasives and electronics.

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

(vii)	Optimization of the Technical Report Results

During the course of executing the FS, Avalon had identified a number of opportunities for project optimization that may improve project economics, reduce technical risk, enhance metallurgical recoveries, improve operational efficiencies and to meet environmental requirements. These include:

•	Reviewing the current mine plan and design in particular the crusher location, access ramp and paste backfill system.
•	Optimization of the crushing and grinding circuit, plant layouts and materials of construction.
•	Laboratory testwork on the concentrator flowsheet to further improve reagent selection and flotation recoveries.
•	Improvements to the hydrometallurgical plant processes.
•	Alternative impurity removal scenarios.
•	Potential to separate lanthanum and cerium at the hydrometallurgical plant and stockpile for future sales.
•	Potential to reintroduce cracking of zircon to increase direct production of HREE and separate the by-products from the EZC.
•	Potential sales of magnetite by-product from the concentrator.
•	Potential to defer construction of the refinery and toll process mixed rare earth concentrate through a refinery or refineries built and operated by others.
•	Potential to use excess capacity in the refinery to toll process third party production and reduce operating costs.
•	Updated environmental studies, including water treatment testing to demonstrate compliance with regulatory requirements.

These opportunities are under consideration and will continue to be investigated as the Nechalacho Project proceeds.

(IX)	Mineral Resource Update

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

Nechalacho Deposit Mineral Resources as at August 15, 2013 above a US$345/tonne NMR Cut-Off
Category	Zone	Tonnes (millions)	TREO (%)	HREO (%)	HREO/ TREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Indicated	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Indicated		96.54	1.57	0.25	16.00	2.61	0.349	0.0299
Measured and Indicated	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Measured and Indicated		109.11	1.59	0.27	16.81	2.67	0.356	0.0311
Inferred	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
	Upper	102.09	1.38	0.13	9.70	2.38	0.334	0.0204
Total Inferred		160.25	1.38	0.18	13.07	2.53	0.351	0.0257

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT), VP, Exploration, Avalon Rare Metals Inc..
3.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.
5.

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

6.

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

7.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
8.	See the table below for individual rare earth oxide details.
9.	See the table for Basal Zone tonnes and TREO grades at higher NMR cut-off values.
10.	Values for HREO/TREO may differ due to rounding.

Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades as at August 15, 2013 above a US$345/tonne NMR Cut-Off
Category	Zone	Tonnes (millions)	La2O3 (%)	CeO2 (%)	Pr6O11 (%)	Nd2O3 (%)	Sm2O3 (%)	Eu2O3 (%)	Gd2O3 (%)	Tb4O7 (%)	Dy2O3 (%)	Ho2O3 (%)	Er2O3 (%)	Tm2O3 (%)	Yb2O3 (%)	Lu2O3 (%)	Y2O3 (%)
Measured	Basal	12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
Indicated	Basal	49.33	0.258	0.603	0.074	0.283	0.061	0.0076	0.055	0.0084	0.043	0.007	0.019	0.002	0.015	0.002	0.187
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Indicated		96.54	0.268	0.627	0.077	0.290	0.059	0.0068	0.048	0.0065	0.030	0.005	0.012	0.002	0.010	0.001	0.130
Measured and	Basal	61.90	0.260	0.607	0.075	0.285	0.062	0.0077	0.056	0.0086	0.043	0.008	0.019	0.003	0.015	0.002	0.191
Indicated	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Measured and Indicated		109.11	0.268	0.627	0.077	0.291	0.060	0.0070	0.049	0.0068	0.032	0.005	0.014	0.002	0.010	0.001	0.139
Inferred	Basal	58.16	0.223	0.528	0.066	0.252	0.051	0.0064	0.046	0.0067	0.033	0.006	0.014	0.002	0.011	0.002	0.136
	Upper	102.09	0.243	0.608	0.072	0.271	0.049	0.0054	0.036	0.0038	0.015	0.002	0.005	0.001	0.004	0.001	0.061
Total Inferred		160.25	0.236	0.579	0.070	0.264	0.050	0.0058	0.040	0.0049	0.021	0.003	0.008	0.001	0.007	0.001	0.088

Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off
Value as at August 15, 2013 at NMR Cut-off Values over $345/tonne
Zone	NMR Cut-Off ($USD)	Tonnes (millions)	TREO (%)	HREO (%)	HREO/ TREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured
Basal	≥345	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Basal	≥600	8.28	1.98	0.48	24.29	3.79	0.468	0.0480
Basal	≥800	5.11	2.20	0.58	26.17	4.23	0.520	0.0544
Basal	≥1000	2.49	2.49	0.68	27.38	4.77	0.586	0.0620
Indicated
Basal	≥345	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
Basal	≥600	28.66	1.95	0.45	23.21	3.68	0.472	0.0479
Basal	≥800	16.15	2.20	0.55	24.87	4.13	0.521	0.0542
Basal	≥1000	6.99	2.52	0.66	26.03	4.66	0.583	0.0614
Measured and Indicated
Basal	≥345	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Basal	≥600	36.94	1.96	0.46	23.46	3.70	0.471	0.0479
Basal	≥800	21.27	2.20	0.55	25.19	4.15	0.521	0.0543
Basal	≥1000	9.48	2.52	0.66	26.38	4.69	0.584	0.0616
Inferred
Basal	≥345	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
Basal	≥600	22.41	1.74	0.37	21.09	3.40	0.453	0.0431
Basal	≥800	6.68	2.04	0.49	24.26	3.84	0.502	0.0506
Basal	≥1000	1.81	2.42	0.61	25.31	4.17	0.547	0.0570

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

Subsequent to the completion of the FS in April 2013, the Company has been investigating optimization opportunities identified in the FS and conducting testwork/technical studies necessary to confirm potential benefits and with a view to potentially updating the development model. A number of design optimization activities were initiated that have focused primarily on improving project economics, improving operation efficiency and reducing project risk. These include the following:

•	Underground mine plan, including mining method, underground equipment and facilities
•	Nechalacho site and concentrator building layout and design
•	Hydrometallurgical plant location
•	Concentrate handling and shipping
•	Metallurgical process development for both the concentrator and hydrometallurgical plant

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

Underground Mine

An initial study was carried out to determine the most appropriate mining method to be used. Particular consideration was given to the mining cost, the undulating floor of the Basal Zone, the changing Basal Zone thickness, and the need to be able to maintain a relatively constant grade of ore. A hybrid mining method consisting of “drift and fill” primary stopes, and “up-hole” bulk mining (uppers for the secondary stopes) was selected and a new mine plan developed accordingly for a 2,000 tonnes of ore per day, 20 year life-of-mine operation.

Concentrator Plant

The crushing and milling circuits have also been re-examined. The milling circuit can be revised to include a SAG mill allowing the removal of secondary and tertiary crushing and resulting in more energy efficient comminution circuit. A further study concluded that there were both cost and operability advantages in moving the primary crusher from the underground location previously considered, to an above ground location near the SAG mill. This change also included replacing the conveyor system with haul trucks to bring the ore to the surface.

Laboratory testwork and a pilot plant trial of an updated Concentrator flowsheet have also been completed. This work has confirmed a potential overall improvement in REE flotation recoveries to approximately 89% (compared to approximately 78% in the FS) using a simpler and easier to operate flowsheet.

These results were achieved using a flowsheet without de-sliming ahead of flotation, with no gravity enrichment of final concentrate and with zero recycling of tailings from the four stages of cleaner flotation; all of which will result in a simpler plant to operate. The principal change has been the introduction of a superior reagent suite together with an increase in the flotation mass pull from 18.0% to 21.4% .

Environmental testing of the new tailings composition from the modified reagent suite has indicated no negative impacts on environmental performance. A simplified flowsheet is anticipated to improve environmental performance through reduced energy use, reduced carbon dioxide emissions and improvements in water treatment efficiencies.

As part of the optimization work, potential modifications are expected to be made to the site layout and the concentrator including revising the milling equipment and developing the surface ore handling/crushing area, modifying the equipment layout in the concentrator building and reducing the required size and volume of the building.

Hydrometallurgical Plant Flowsheet

Significant modifications to the Hydrometallurgical Plant flowsheet are now envisaged based on the extensive testwork program undertaken since the FS.

This flowsheet optimization work for the Hydrometallurgical Plant has resulted in the development of an alkali cracking process to potentially replace the sulphuric acid baking used to treat the flotation concentrate in the FS. Optimization of this flowsheet is nearly completed with the details around reagent recovery and recycling being the only outstanding items. Work here has indicated an 80% reduction in hydrochloric acid (“HCl”), 90% reduction in magnesium oxide and almost 100% reduction in calcium carbonate could be achievable.

The sulphuric acid baking process utilized in the FS resulted in approximately 47% of the HREE contained in the flotation concentrate (as well as the niobium and tantalum) remaining trapped in the Enriched Zirconium Concentrate (“EZC”) specialty by-product. The alkali cracking process successfully alters (or “cracks”) the zircon in the flotation concentrate which enables the contained HREE (and most of the zirconium) to be released into solution. Total HREE recoveries reporting to the Refinery could now be in excess of 90% of the HREE in the flotation concentrate, as opposed to the approximately 52% recovery contemplated in the FS. In addition, the alkali cracking process would allow for the recovery of zirconium in a form for which there is already established markets.

A further benefit of this alternative process is that the hydrochloric acid will be recovered without the use of sulphuric acid and the production of large volumes of gypsum waste. Instead, a clean sodium chloride (salt) waste product is produced which is easier to dispose of and could potentially be of some use. The reduction in HCl transport achieved through re-cycling is an additional cost and sustainability advantage.

Light rare earth element (“LREE”) leach recoveries are also generally improved with the updated flowsheet (with the exception of cerium which becomes oxidized during the cracking process, making it less amenable to the acid leaching).

Hydrometallurgical Plant Location.

Several sites in western Canada are under consideration for the location of a potential new Hydrometallurgical Plant design. The original design contemplated in the FS was planned to be located in Pine Point, NWT, but this area has insufficient infrastructure to support the new potential plant design. Geismar was also considered as a potential location, but costs for transporting the concentrate to Louisiana remain high. Eventually a number of potential sites meeting the necessary infrastructure requirements were identified in Saskatchewan and Alberta and these are now undergoing further evaluation. An excellent potential site was identified in Saskatchewan, but nothing has yet been finalized.

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

It is noted that these changes have been presented to the regulators, Aboriginal groups and other communities of interest and due to the environmental benefits of these changes associated with lower energy use, fewer reagents and water treatment benefits, are not considered significant and will not impact on the permitting process in the NWT.

Metallurgical Process Development

Metallurgical testwork since the FS has been conducted under the direction of the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh. Recent work has focused on various optimization opportunities within the FS base case flowsheets for the Concentrator and in particular for the Hydrometallurgical Plant.

A further integrated pilot plant campaign has been planned, but will only proceed when funding becomes available. This is designed to fully evaluate process performance particularly with the incorporation of the acid recovery circuit(s) and associated recycle streams and would include all unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate. The total bulk sample of ore required for this pilot plant is approximately eight tonnes. The material is being stored in Yellowknife and Lakefield, Ontario, until such time as the funding becomes available to proceed with the pilot plant work, presently estimated at approximately $4.0 million. There is no firm timeline for when this work will be carried out.

Efforts to recover the niobium and tantalum from the solid residue after acid leaching have so far proved unsuccessful and work in this regard has been placed on hold.

This latest work has confirmed that total HREE recoveries of approximately 93% can be achieved in the hydrometallurgical plant directly from the flotation concentrate.

The final economics for the potential revised process are still being determined. However, initial estimates of increased power and reagent consumption associated with the processes and logistical issues have necessitated consideration of alternative locations for the hydrometallurgical plant with better infrastructure and reagent availability.

Refinery

In early 2014 the Company entered into the Solvay Refining Agreement, to have Solvay toll-process the Company’s rare earth concentrate into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France. Commencing December 31, 2014, Solvay has certain termination rights until project financing is achieved. In addition, Solvay has provided Avalon with technical support for the further design optimization, engineering and commissioning of Avalon’s Hydrometallurgical Plant.

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

Avalon is continuing its post feasibility study optimization work and it is integrating the Solvay Refining Agreement into a new project development model.

Markets Update

(i)	Demand

In April 2015 total demand for rare earths in 2013 was calculated at 128,000 t TREO by IMCOA. For 2014 the estimate by IMCOA was 136,000 tonnes and the forecast for 2015 is 146,000 t.

(ii)	Outlook

By 2020, according to IMCOA, total demand is expected to grow to 205,500 t with supply at 287,000 t. Despite the significant imbalance of supply and demand, the reality is that there will be a large surplus for elements such as lanthanum and cerium and a deficit for elements such as praseodymium, neodymium, terbium, and dysprosium.

(iii)	Rare Earth Element Pricing

In 2010, China reduced export quotas for rare earths by 70% initiating a period of increasing prices for rare earths and significant concern in the rest of the world about the dominance of China in this market.

Prices for rare earths increased dramatically in 2010 and 2011, but began to fall in late 2011 and have generally declined due in part to a reduction in demand caused by low prices, but also illegal production in China which has made rare earths readily available inside and outside China. Prices remain above 2009 levels, but are dramatically off the highs of 2011.

	Price in 2009 (US$/kg) (1)	Price in 2011 (US$/kg) (1)	Price September 2015 (US$/kg)(2)
Nd2O3	15	230	37
Dy4O7	100	1,450	205

Source: (1)IMCOA September 2014, (2)Asian Metal September 2015

The Company continues to closely monitor developments in the global rare earths market and maintain dialogue with potential future customers and strategic partners. Many consumers continue to be concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China. In early 2015, China replaced its rare earth export quota system with an export licensing system as a response to a ruling by the WTO on China’s export practices. It is believed that the new licensing system will allow China to manage and control exports more closely and with less transparency than there was under the export quota system. This is expected to create more uncertainty around security of supply for consumers outside China. It has been reported that the Chinese government has selected six companies to consolidate and control the rare earth industry in China, but it has not been able to control the illegal production, processing and sale of Chinese rare earths. Illegal production is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. This has lowered the pressure on non-Chinese consumers to seek outside China sources of supply and has led, in part, to the Chapter 11 filing of Molycorp Inc., one of the two major producers of rare earths outside China.

(iv)	Contracts

Avalon entered into the Solvay Refining Agreement in March 2014 with Solvay, a Belgian based chemical company with annual sales over $16 billion, who purchased Rhodia in 2011. Rhodia was the largest seller of rare earths in the world (over 25% market share) with processing facilities in both China and France at La Rochelle.

The Solvay Refining Agreement includes a 10 year toll refining agreement whereby Solvay will convert Avalon’s chemical concentrate at La Rochelle into individually separated rare earth oxides of chemical purity meeting the market requirements. Avalon will retain the ownership of the separated and refined rare earth products. This agreement eliminates the need, and capital cost, of Avalon building its own separation plant and refinery and provides potential customers with confidence that Avalon can provide quality products to the market.

Avalon continues discussions with potential off-take partners, investors and market participants. With low prices and good availability of rare earth from China (from legal and illegal sources), the market is under less pressure to find alternative sources of supply outside China. With demand for rare earths growing (especially for magnet materials (Nd, Pr, Dy and Tb)) and China working to control its industry and the illegal production, supply from China will be constrained again at some point in the near future. At that time, advanced heavy rare earth projects like Avalon’s Nechalacho Project, will be in a good position to serve the market.

(XI)	Risks and Mitigations

The Nechalacho Project development model as contemplated in the FS consists of a mine and three processing plants located at the Nechalacho, Pine Point and Geismar sites. The Nechalacho site is considered to be the most critical of the three sites from a schedule perspective, due primarily to limited seasonal access. A detailed critical path schedule was developed for each of the project sites. Other potential sites are being considered and the Geismar site is no longer part of the new development model following the decision to toll-process under the Solvay Agreement.

Avalon will engage EPCM contractors at each site. They will have responsibility for design, procurement, contracting, and project and construction management of the plants and infrastructure facilities. Site specific project management will be the responsibility of each of the EPCM contractors, with overview by the Avalon Owner’s team. Avalon has established a recruitment schedule and is working with project management companies to provide critical personnel and project support to supplement as required.

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

The key risks identified for construction, and for which mitigations have been developed, include:

•	Safety and health mitigated by comprehensive health and safety (“HS”) plan.
•	Project delay due to permitting mitigated by existing permits, robust project and well-resourced permitting group.
•	Adequate work force mitigated by training and HR management plan.
•	Logistics and procurements, particularly for the Nechalacho mine/concentrator sites, mitigated by experienced personnel and detailed planning.

•	Project delay due to Aboriginal negotiations mitigated by existing agreement and ongoing negotiations.
•	Cold weather risk in the NWT mitigated by experience personnel and management plans.
•	Tailing dam failure mitigated by robust design, small structures, no water storage with tailing at dams to mitigate potential for tailing run-out and management plans at Nechalacho, and no dams being required at Pine Point.
•	Project delay associated with the perceived risk associated with uranium and thorium mitigated by low concentrations, good science and open and transparent consultation.

For operations, some of the above will continue, with additional risks associated with:

•	Environmental risks causing cost or production delay mitigated by robust design and management and monitoring plans.
•	Community risks causing cost or production delay mitigated by community consultation, well managed Aboriginal agreements and agreements with the NWT government.
•	Risk of cost escalation/inflation mitigated by long term contracts, contingency and potential capital cost reductions.
•	Foreign currency risk mitigated by investigation and implementation of a currency hedging strategy, if appropriate.
•	REE price fluctuations mitigated by reliable supply and long term contracts with strategic partners and customers. There will be a long term agreement in place for EZC.

Hazard analysis (“HAZAN”) was also performed as part of work in the FS phase and identified mitigations have been incorporated into the FS design.

During detailed engineering, additional design reviews will be performed such as, but not necessarily limited to, hazard and operability (“HAZOP”) studies, and constructability reviews that will contribute to risk reductions during construction and operation phases.

Finally, timely availability of project financing is probably the most significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners.

Other Properties and Assets

In addition to the Nechalacho Project, the Company owns five other rare metals and minerals projects, two of which are currently active. The Company’s two other active projects are the Separation Rapids Lithium Project and the East Kemptville Tin-Indium Project. The Company’s other assets which are currently inactive are the Miramichi Tin Project, the Warren Township Calcium Feldspar Project and the Lilypad Lakes Tantalum-Cesium Project. The Company also owns royalty interests in two development projects which are not in production.

Unless otherwise stated, the technical information contained in this section of the Annual Report in respect of other properties and assets of the Company has been reviewed and approved by Dr. William Mercer, P.Geo., Vice President, Exploration who is a qualified person for the purposes of NI 43-101.

Separation Rapids Lithium Project

The Separation Rapids property consists of five mineral claims and one mining lease covering a combined area of approximately 1,455 hectares (3,600 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the Big Whopper deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retained a 2.0% “NSR” interest in the property, which was acquired in 2012 by a wholly-owned subsidiary of the Company for $220,000. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials as well as lithium chemicals for the battery industry. There is also potential for production of tantalum and rubidium minerals and feldspars as by-products.

Since acquiring the property in October 1996, Avalon has expended approximately $5.6 million on exploration and development work primarily focused on the lithium minerals potential. This involved geological mapping, trenching, ground magnetic surveys, mineralogical studies and diamond drilling totalling 10,152 metres in 69 holes. Diamond drilling delineated an indicated petalite resource, prepared in accordance with NI 43-101, of 8.9 million tonnes and an inferred petalite resource of 2.7 million tonnes, with both resources grading 1.34% Li2O, 0.007% Ta2O5 and 0.30% Rb2O. This resource has a strike length of 600 m, to a maximum vertical depth of 250 m. The lithium grades are consistent with a petalite content averaging about 25%. The mineralized zone is well exposed at surface in a low dome-shaped hill, where it averages 55 m in width over a 400 m strike length. This part of the deposit will be amenable to low-cost surface mining. This work culminated in 1999 with the completion of a pre-feasibility study on the viability of producing petalite with by-product feldspars, prepared in accordance with NI 43-101 by independent consultant Micon. The business model principally involved production of high purity concentrates of petalite for sale to glass-ceramics manufacturers. The Company was unsuccessful in advancing the project on this basis following the cessation of the demand for the product in the USA.

With increasing energy prices and concerns about climate change related to greenhouse gas emissions, interest in lithium additions to glass formulations is increasing (as the presence of lithium reduces the required furnace operating temperature), creating new opportunities for lithium minerals in a broad range of glass and ceramics products.

In 2013, the Company received expressions of interest from four international glass producers on the availability of petalite concentrate from the Separation Rapids property. Since then, testwork programs undertaken at a commercial laboratory in Europe have been able to improve petalite recoveries from both the fine and coarse grained ore through a single process stream. The petalite concentrate yielded assays from 5 laboratories averaging 4.31%Li2O and exceptionally low impurity levels with the iron content at just 0.02%Fe2O3. The Company has used these results to develop a new flowsheet for the production of petalite concentrate. Other testwork programs have also successfully produced a marketable feldspar product from the petalite tailings.

Several potential customers have analyzed the petalite concentrate samples, have confirmed that the quality of these samples meets their requirements and have requested larger trial quantities for further evaluation.

A 30 tonne bulk sample of crushed ore was shipped in September, 2015 to a commercial laboratory in Germany and process work is now underway (the material has so far undergone optical sorting and magnetic separation to remove waste material). The sample will be processed using the Company’s new flow sheet to produce a petalite concentrate for the following purposes:

1)	to deliver further product samples to potential customers in the glass–ceramics industry who have already tested and approved smaller samples;
2)	to provide initial test samples to a number of new potential customers; and
3)	to generate concentrate for additional process development work with the objective of producing high purity lithium chemical products for the lithium ion battery manufacturing business.

The petalite production program is expected to be completed, and concentrate available for distribution, in the first quarter of calendar 2016.

The potential for producing high-purity lithium chemicals (carbonate and hydroxide) from the petalite is also now being investigated and initial leach tests on small quantities of petalite concentrate have yielded encouraging results. This offers the possibility of adding a second product line to serve the growing rechargeable battery sector that will increase revenues and improve project economics. Further trials are required to demonstrate an economically viable process and produce test quantities of the lithium chemical product.

Lithium carbonate is one of the lithium chemical products that provide lithium for the lithium ion battery cathodes. Initial results from the testwork completed to date indicate that a suitably pure (99.6%) lithium carbonate product can be made from Separation Rapids petalite using known process technologies. However, other lithium chemicals such as lithium hydroxide are now also being produced to serve this market and market studies are underway to determine what product alternative is best suited for the Separation Rapids petalite.

Initial lithium chemicals process optimization work was carried out at a laboratory in Saskatoon, Saskatchewan. This work provided encouraging initial results with a battery-grade lithium carbonate (>99.5% pure) being readily produced. Progress is being made toward the production of an enhanced grade product with a target purity of 99.9% . The potential for production of high grade lithium hydroxide was also demonstrated previously but subsequent work aimed at optimization of this flowsheet has not been completed. A number of alternative processes for the production of lithium hydroxide are now being investigated. These metallurgical programs are being conducted under the direction of David Marsh, Senior Vice-President, Metallurgy and Technology Development. Once completed, the Company intends to produce a PEA level analysis of the economics of lithium chemicals production from Separation Rapids.

Rehabilitation work on the access road to the site initiated in September was completed in October. This road will provide ready access to the deposit to support large scale bulk sampling in 2016. Improvements to site safety including the installation of fencing, improved signage and site clean-up are progressing. Following the completion of the 30 tonne bulk sample program, the Company may recover and process another bulk sample of the ore in order to produce a minimum of 800 tonnes of petalite product for full-scale batch plant trials by the glass-ceramic customers. These are required before formal off-take agreements can be concluded. Preparations are underway in order to recover a minimum 5,000 tonne bulk sample of the ore next summer. The Company will need to acquire the necessary permits and funding to proceed with this work.

The current plan is to process this material at a pilot plant to be assembled in Kenora using equipment from a commercial laboratory plus specific items to be purchased and/or leased from specialist vendors. The timing for this program is still to be finalized and is subject to arranging necessary financing.

The Company has re-started work on the permitting process under the Mining Act (Ontario); including a Species at Risk Act (Canada) field survey. The Company has also renewed its memorandum of understanding with the Wabaseemoong Independent Nations with a view towards the co-operative development of the Separation Rapids Lithium Project.

East Kemptville Tin-Indium Project

The 100% owned East Kemptville Tin-Indium Project is located approximately 45 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203, which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east, passes a short distance to the northwest of the project area.

The Company holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders (which was done in 2014 and renewed for 2015). Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. Discussions with the surface rights holders toward obtaining full title to the lands covered by the Special Licence are in progress.

The Company first acquired a Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved this application. The new Special Licence designated Special Licence No. 50462, has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures over the three years including $750,000 in the first year (of which $909,571 had been incurred by August 31, 2015). It is renewable for an additional two one-year periods. The total area covered by the new Special Licence is 2,880 acres.

A drilling program was completed in the summer and early fall of 2014. It comprised of seven drill holes totaling 984 metres on the Baby Zone.

In October 2014, the Company completed its first resource estimate prepared in accordance with NI 43-101 for the East Kemptville Project. As announced in the Company’s news release dated October 31, 2014, the estimated Indicated Mineral Resources are 18.47 million tonnes averaging 0.176% tin, 0.173% zinc and 0.064% copper and the estimated Inferred Mineral Resources are 16.95 million tonnes averaging 0.148% tin, 0.122% zinc and 0.062% copper at a 0.10% tin cut-off grade, as more fully detailed in Table 1 below. Note that the 0.10% tin cut-off grade employed in the base case simply reflects the cut-off grade used historically.

Table 1: Mineral Resources, East Kemptville Main and Baby Zones

Classification	Sn Cut-off Grade	Tonnes (mT)	Sn %	Zn %	Cu %
IN SITU INDICATED	>= 0.05	46.07	0.104	0.132	0.051
	>= 0.10	18.47	0.176	0.173	0.064
	>= 0.15	6.83	0.239	0.204	0.077
	>= 0.20	3.16	0.337	0.268	0.093
	>= 0.25	2.93	0.344	0.275	0.092

IN SITU INFERRED	>= 0.05	34.29	0.102	0.104	0.052
	>= 0.10	16.95	0.148	0.122	0.062
	>= 0.15	2.66	0.203	0.130	0.075
	>= 0.20	0.82	0.311	0.138	0.120
	>= 0.25	0.58	0.342	0.171	0.117

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Independent Qualified Person for this Mineral Resource estimate is Donald Hains, P. Geo..
3.	The resource estimate is based on 275 drill holes totalling 29,587 metres drilled between 1979 and 1991 by previous operators and 7 holes totalling 984 metres drilled by the Company in 2014.
4.	Drill data was organized in Maxwell DataShed and for estimation purposes was transferred to MineSight 3D software, wherein the block model was developed.
5.	Resources were estimated by interpolating composites within a block model of 5x5x3 m blocks. Interpolation used the inverse distance squared method with localization of higher grades.
6.

Indicated material was defined as blocks with an average distance to interpolated composites of ≤ 50 m while inferred material was defined as blocks with an average distance to interpolated composites of ≤ 75 m, thus limiting the depth of the resource to 75 m below drill holes.

7.	Three metre composites were capped at 1% Sn, 1% Zn, and 0.5% Cu which are the 99th percentiles of assay data for those elements, reducing contained tin by about 1% compared to uncapped resource.
8.	The median density of available data of 2.78 t/m3 was used for all mineralized material.

9.

Several possible cut-off grades are reported in this resource estimate and it has yet to be determined what cut-off grade will be appropriate in the context of present-day metal prices and operating costs. The cut-off grade of 0.1% Sn reflects past mining practice at East Kemptville.

10.

Mineral resources that are not mineral reserves do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other issues.

This resource estimate is being used to complete a NI 43-101 compliant preliminary economic assessment (the “PEA”) to confirm the business case for proceeding with a comprehensive Feasibility Study to evaluate the potential for re-starting tin-zinc-copper and potentially indium production at East Kemptville. The PEA is targeted for completion in early calendar 2016.

In February 2015, the Company completed a Conceptual Redevelopment Study (the “Study”), on the East Kemptville Tin Deposit (the “Deposit”) to confirm the business case for re-development of the Deposit. The Study was prepared by Hains Engineering Company Limited of Toronto (“Hains”) and indicated that, given the preliminary assumptions used on costs and revenues, there is potential for attractive economics. The Study was very preliminary in nature and included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Further definition drilling will be required before these mineral resources can be incorporated into a mining reserve and relied upon in an economic analysis for feasibility study purposes. There is no certainty that these inferred resources will be converted to reserves or that the preliminary economics indicated in the Study will be realized.

Hains’ proposed model assumes conventional open pit mining with milling rate at 10,000 tonnes per day. Whittle pit optimization based on the NI 43-101 resource released in October 2014 indicated a pit containing 49.3 million tonnes of mineral resources (which includes resources classified both as Indicated and Inferred) within the pit at average diluted grades of 0.113% tin. 0.131% zinc and 0.053% copper, including 5.87 million tonnes of low grade stockpile material.

During the quarter ended August 31, 2015, the Company commenced a $1.3 million work program utilizing funding secured in the Company’s two recent equity offerings completed in December, 2014 and May, 2015. This work includes preliminary metallurgical process testwork, diamond drilling, environmental studies, and work on the PEA.

The 2015 drilling program had the objective of upgrading inferred mineral resources in the Main and Baby Zones into the indicated and measured categories as well as testing other known tin occurrences in the area. In addition, it will provide further samples for metallurgical testing and assist in developing geotechnical knowledge of the deposit. As of August 31, 2015, eight drill holes totalling 1,404 metres were completed on the Baby Zone with initial assay results released on November 3, 2015. Results were in line with expectations and confirm continuity of the mineralized zone to depth. Highlights include intersections of 0.46% tin (Sn), 25.2 ppm indium (In) and 0.63% zinc (Zn) over 82.3 metres (EKAV-15-10), 0.23% Sn, 15.6 ppm In and 0.33% Zn over 36.25 metres (EKAV-15-09) and 0.25% Sn, 29.4 ppm In and 0.64% Zn over 18.67 metres (EKAV-15-11). In addition, certain sections of 2014 drill core that were not sampled in 2014 due to apparent low levels of visible mineralization were sampled and submitted for assay this summer. These produced some surprising results indicating significant widths of mineralization adjacent to existing known mineralized intervals. The 2015 drilling was subsequently completed on November 19, 2015 with twenty two holes totalling 4,514 metres. Assays are pending for the remaining drill core samples.

Bench scale metallurgical testing, using sample material collected during the 2014 drill program, was awarded to a commercial laboratory in Cornwall, England and is well advanced although only preliminary results are presently available. Work completed relates to the determination of ore grinding characteristics, preliminary iron bearing minerals’ removal by magnetic separation and “heavy liquid” separation testwork. Once complete, this test program will have investigated all aspects of the flowsheet including milling, copper and zinc sulphide flotation as well as tin recovery by both gravity and flotation processes. The recovery of indium to the zinc concentrate will also be monitored. This test program will eventually lead to larger scale pilot plant testing using representative bulk samples collected from future drilling and existing ore stockpiles at the site.

Environmental studies are examining the nature of the waste rock generated in the proposed mine, as well as the conditions required for bringing the existing operation into readiness for future production. These studies will also include more work on future closure strategies and baseline studies such as species at risk surveys and studies on effluent chemistry management. Opportunities also exist to significantly reduce the existing site environmental and associated financial liabilities through innovative management of future waste rock and tailing and through the processing of ores already stockpiled on site, which could potentially eliminate the present need for ongoing site care and maintenance.

Engagement with local communities of interest initiated prior to the drilling program will continue. This included a contract to supply all the core boxes for the drill program awarded to a business owned by the Acadia First Nation.

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

Miramichi Tin Project

The Miramichi Tin Project consists of 196 claims in three groups all located in the Northwest Miramichi River area, York County in central New Brunswick, Canada. The nearest major population centre is the city of Fredericton located 80 km to the south. The topography is gently rolling and the area has been extensively logged in the past, providing good access by a network of old logging haulage roads. The area is also extensively glacial drift-covered and traversed by a number of small streams draining northeasterly toward the Northwest Miramichi River. There are many known tin and tungsten occurrences in south central New Brunswick, which have seen varying levels of historic exploration. Part of the project involves evaluation of other tin prospects as future acquisition possibilities

A total of 34 drill holes are known to have been drilled in the area. There has been very limited exploration interest in the area since 1990.

An airborne geophysics survey was completed in 2012 including magnetics and electro-magnetics. An exploration program consisting of mapping, sampling and geophysical surveys was proposed for 2013 to follow up on this airborne survey and historic work. Brief field programs of prospecting and geochemistry were completed in 2013 and 2015 with the results filed with the Government of New Brunswick for assessment work purposes.

The Company does not plan any further work on the 196 claim group in the near future, but continues to undertake reconnaissance level exploration on other tin prospects in south central New Brunswick.

Lilypad Lakes Tantalum-Cesium Project

The Lilypad Lakes Tantalum-Cesium Project consists of 14 claims, totalling 3,107.99 hectares, covering a field of tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario. The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties.

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

Some of our critical accounting policies are as follows. See Note 3 to the August 31, 2015 consolidated financial statements for a detailed description of our accounting policies.

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

Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, the relevant exploration and evaluation asset is assessed for impairment, and any impairment loss is recognized, prior to the balance being reclassified as a development asset in property, plant and equipment (“PPE”).

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

Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as expenses in the period in which they are incurred.

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

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgment, management has assessed various sources of information including, but not limited to, the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

A. Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended August 31, 2015, 2014 and 2013, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended August 31, 2015 compared with the year ended August 31, 2014

	2015	2014
Revenue
Interest income	$66,014	$88,075

Expenses
Corporate and administrative expenses	3,949,320	5,211,051
Impairment loss on exploration and evaluation assets	6,425	182,409
Write-off of land acquisition option payments	212,960	175,104
General exploration	33,782	7,452
Depreciation	55,730	167,680
Share based compensation	788,880	347,096
Foreign exchange loss (gain)	(25,355)	20,097
Financing transaction costs	-	303,862
Decrease in fair value of warrants denominated in foreign currency	(1,431,765)	(480,324)

	3,589,977	5,934,427

Net Loss before Income Taxes	(3,523,963)	(5,846,352)
Deferred Income Tax Recoveries	347,589	115,771

Net Loss and Total Comprehensive Loss for the year	$(3,176,374)	$(5,730,581)

During the year ended August 31, 2015 (“Fiscal 2015”), the Company’s net loss decreased by $2,554,207 from a net loss of $5,730,581 for the year ended August 31, 2014 (“Fiscal 2014”) to a net loss of $3,176,374 for Fiscal 2015. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Interest income

Lower cash balances resulted in interest income decreasing to $66,014 for Fiscal 2015 compared to $88,075 for Fiscal 2014.

Corporate and administrative expenses

Corporate and Administrative expenses totalled $3,949,320 during Fiscal 2015, a 24% decrease from the amount incurred in Fiscal 2014 ($5,211,051). The main areas of decreased operating expenses for Fiscal 2015 were salaries and benefits, filing and transfer fees, financing advisory services and expenses, directors’ fees and expenses, and marketing and sales expenses.

Salaries and benefits for Fiscal 2015 decreased by approximately 15% to $1,987,123 compared to $2,349,904 in Fiscal 2014. The decrease in salaries and benefits was primarily related to the 20% to 25% salary reduction for the Company’s senior management team commencing November 2014 through to August 2015.

Filing and transfer fees decreased by 55% to $170,600 during Fiscal 2015 compared to $382,292 for Fiscal 2014. Higher filing and transfer fees were incurred in Fiscal 2014 relating to the shelf prospectus that was filed on September 12, 2013.

Financial advisory fees and expenses totalled $37,853 for Fiscal 2015 compared to $183,031 in Fiscal 2014. This decrease is related to a decreased amount of work with respect to financing initiatives related to the project provided by third party consultants.

Directors’ fees and meeting expenses during Fiscal 2015 decreased by approximately 50% to $128,994 compared to $260,078 for Fiscal 2014. To conserve cash resources, the Board of Directors cut the directors’ fees by 50% starting in January 2015.

Marketing and sales related expenses decreased by $167,883 (55%) during Fiscal 2015 compared to Fiscal 2014, which primarily related to a decrease in fees paid to consultants in assisting the Company in sales and market development and government relations resulting from a higher portion of the work being done in-house.

Impairment loss on exploration and evaluation assets

During Fiscal 2014, two properties, Spor Mountain and Apex were abandoned and impairment losses related to the expenditures incurred during Fiscal 2014 on Warren Township ($6,802), Spor Mountain ($19,246) as well as the expenditures incurred to August 31, 2014 of $156,361 on Apex had been recognized.

In Fiscal 2015, property holding costs of $6,425 incurred on Warren Township were written off as an impairment loss.

Share based Compensation

Share based compensation increased to $788,880 for Fiscal 2015 compared to $347,096 for Fiscal 2014. Share based compensation expense was lower for Fiscal 2014 due to the reversal of the share based compensation previously recognized on unvested stock options that were cancelled due the departure of certain senior management team members in Fiscal 2014.

Decrease in fair value of warrants denominated in foreign currency and financing transaction costs

During Fiscal 2014, the Company completed the US$ Unit Offering as disclosed in Note 11 of the consolidated financial statements and issued 9,237,875 Units of the Company at a price of $0.469 (US$0.433) per Unit pursuant to the security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each Unit is comprised of a common share and 0.70 of an US$ Warrant. Each whole warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a limit of US$0.5095.

The fair value of the warrant component was estimated at US$0.220 and this amount was allocated to the warrant component of the Unit, with the residual balance of US$0.213 being allocated to the common share component of the Unit. In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of the warrant component of the Unit totaling $2,200,946 had been classified and recorded as a financial liability at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss. Using the Black-Scholes pricing model, the total fair value of these warrants had been re-measured at $1,720,622 and $288,857 on August 31, 2014 and August 31, 2015, respectively, and the resulting change in value of $480,324 and $1,431,765 for Fiscal 2014 and Fiscal 2015, respectively, had been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

The total transaction costs of $597,963 (including cash fee, the estimated fair value of the agent’s warrants and other cash issuance costs) relating to the US$ Unit Offering had been allocated to the common shares and the US$ Warrants using the same ratio used to allocate the gross proceeds to the common shares and the US$ Warrants. The total amount allocated to the US$ Warrants of $303,862 had been recorded as financing transaction costs on the statement of comprehensive loss for Fiscal 2014.

Deferred Income Tax Recoveries

In Fiscal 2015, the Company has incurred Canadian Exploration Expenditures (“CEE”) of $1,876,977 related to the December 2014 Private Placement as disclosed in Note 11 of Consolidated Financial Statements. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $347,589 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2014, the Company had recognized a deferred income tax recovery of $115,771 resulting from the CEE incurred in Fiscal 2014 related to the July 2014 Private Placement as disclosed in Note 11 of the Consolidated Financial Statements.

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

During Fiscal 2014, the Company’s net loss decreased by $5,468,583 from a net loss of $11,199,164 for the year ended August 31, 2013 (“Fiscal 2013”) to a net loss of $5,730,581 for Fiscal 2014. The overall decrease in the net loss as compared to Fiscal 2013 was due to the factors discussed below:

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

Legal fees decreased by approximately $111,000 (45%) during Fiscal 2014 compared to Fiscal 2013. Higher legal fees were incurred in Fiscal 2013 relating to the preparation and due diligence work on the base shelf prospectus which was filed on September 12, 2013 (the “Shelf Prospectus”), and the exploratory work on the potential enterprise legal structure for the project.

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

During Fiscal 2014, two properties, Spor Mountain and Apex were abandoned and impairment losses related to the expenditures incurred during Fiscal 2014 on Warren Township ($6,802), Spor Mountain ($19,246) as well as the expenditures incurred to August 31, 2014 of $156,361 on Apex have been recognized.

Share based Compensation

Share based compensation decreased to $347,096 from $2,063,145 during Fiscal 2014 compared to Fiscal 2013. This decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned during Fiscal 2014 compared to Fiscal 2013.

Write-off of land acquisition option payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during Fiscal 2014. The Company had entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during Fiscal 2014. This new option expired on December 14, 2014, and the option payments totaling $212,960 for the new option were written off in Fiscal 2015.

Decrease in fair value of warrants denominated in foreign currency and financing transaction costs

As disclosed above, on August 31, 2014, the US$ Warrants had been re-measured at $1,720,622 using the Black-Scholes pricing model and the resulting change in value of $480,324 had been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss for Fiscal 2014.

The issuance costs for the US$ Warrants of $303,862 had been recorded as financing transaction costs on the statement of comprehensive loss for Fiscal 2014.

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

As at August 31, 2015, the Company had adjusted working capital of $5,263,216 (which is calculated by adding back the deferred flow-through share premium of $293,808 and the liability for warrants denominated in foreign currency of $288,857 to the net current assets of $4,680,551), and cash and cash equivalents on hand of $5,247,738. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.4% . As at August 31, 2014 the Company had adjusted working capital of $5,607,733 and cash and cash equivalents on hand of $6,017,598.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $400,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2016 are budgeted at approximately $2.7 million (excluding capitalized salaries and benefits), with approximately $1.5 million and $1.0 million of these expenditures being allocated to the East Kemptville Project and the Separation Rapids Lithium Project, respectively.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least the end of February 2016. However, there can be no assurances that the Company will be able to raise additional funds required for all planned 2016 expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

The Company is in the process of voluntarily withdrawing its common shares from listing on the NYSE MKT and expects this process to be completed in December, 2015. The voluntary delisting is a result of the Company being deemed to be not in compliance with the continued listing standards of the NYSE MKT, due to the Company's recent low selling share price (see the Company’s news release dated August 5, 2015), In order to maintain the Company’s listing on the NYSE MKT, Avalon would have had to effect a share consolidation, which would have required approval by the Company’s shareholders at the upcoming annual general meeting (“AGM”) in February, 2016.

After many discussions with shareholders, the Board of Directors determined that a resolution for a share consolidation would not have secured sufficient support at the upcoming AGM, and may otherwise have been detrimental to the shareholders’ long term interest. Accordingly, the Company has chosen to delist its common shares from the NYSE MKT, rather than pursue a share consolidation. Avalon's common shares will continue to be listed on the Toronto Stock Exchange, which is one of the world's premier stock exchanges for mineral exploration and development companies. U.S. shareholders should be able to trade their Avalon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates.

In addition, the Company has applied to have its common shares qualified for trading in the United States on the OTCQX® Best Market (“OTCQX”). While this application has not yet been approved, it is anticipated that the Company’s shares will commence trading on the OTCQX on the same date they are delisted from the NYSE MKT to maintain continuous market access for trading in U.S. dollars.

The Company will continue to be a reporting issuer with the SEC following the voluntary delisting.

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

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. The Company is required to incur certain exploration expenditures on the East Kemptville Project in order to keep the new Special Licence in good standing (as described earlier under “East Kemptville Tin-Indium Project”). The Company is also required to incur additional Canadian Exploration Expenditures of $548,104 by December 31, 2015, which is the remaining balance of the required expenditures resulting from the flow-through private placement completed in December, 2014. The Company was required to incur additional Canadian Exploration Expenditures of $400,000 by September 30, 2015 and is required to incur $2,099,999 by December 31, 2016, which is the remaining balance of the required expenditures resulting from the prospectus offering completed in May, 2015.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Nechalacho Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has an operating lease for its premises. As at the date of this Annual Report, the minimum lease commitments under these leases are as follows:

2016	$227,915
2017	$311,327
2018	$315,047
2019	$315,047
2020 and thereafter	$105,015

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

Recent financing activities

During Fiscal 2015, the Company completed the following three financing transactions:

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

During Fiscal 2015, the Company has raised US$1,438,515 in gross proceeds by the issuance of 6,567,791 common shares through the at-the-market program. The Sales Agreement expired in October 2015.

In December 2014, the Company completed a private placement (the “Private Placement”) and issued 8,981,781 flow-through common shares (“Flow-Through Shares”) at $0.27 per share for total gross proceeds of $2,425,081, of which 185,000 Flow-Through Shares were issued to the CEO of the Company. In connection with the Private Placement, the Company paid finders’ fees of $142,508, issued 527,806 finder’s compensation warrants and incurred other issuance costs of $23,652. Each finder’s compensation warrant entitles the finder to purchase one non-flow-through common share of the Company at a price of $0.27 per share from June 20, 2015 to December 19, 2016.

In May 2015, the Company completed a prospectus offering (the “Prospectus Offering”) and issued 6,410,254 flow-through common shares at $0.39 per share and 4,431,970 Units at $0.34 per Unit for total gross proceeds of $4,006,869, of which 50,000 Units were issued to the spouse of Mr. Donald Bubar. Mr. Bubar is a director and the President and CEO of the Company. Each Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.425 per share, until November 27, 2016. In connection with the Prospectus Offering, the Company paid cash commission of $240,412, incurred other issuance costs of $296,451 and issued 650,533 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.34 per share until November 27, 2016.

C. Research and Development, Patents and Licenses, etc.

The Company has invested significant amounts of resources in researching, developing and optimizing the metallurgical processes to recover the REE from the Nechalacho ore body. Research and development expenditures incurred during Fiscal 2015, Fiscal 2014 and Fiscal 2013 totalled $519,992, $2,026,367 and $5,122,900 respectively.

The bulk of these R&D investigations have been conducted at a commercial laboratory in Lakefield Ontario, although further work has also been conducted at other globally recognized research institutes elsewhere in Ontario, USA and South Africa.

The areas investigated have included ore comminution and froth flotation to produce a mineral concentrate, followed by numerous hydrometallurgical processes aimed at firstly leaching the REE and then removing the various impurities such that a high purity bulk REE precipitate can be produced for toll treating by others.

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

REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Prices have not recovered materially in 2013, 2014 or 2015. Demand for REE products may be impacted by demand for products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for REE products.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration and development programs. The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As of August 31, 2015, the Company had the following contractual obligations:

	Payment due by period
					More than 5
	Total	<1 year	1-3 years	3-5 years	years
Trade payables and other payables	$1,088,789	$1,088,789	$-	$-	$-
Operating Lease	1,350,323	303,887	626,374	420,062	-
Total	$2,439,112	$1,392,676	$626,374	$420,062	$-

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as of the date of this annual report. The directors were elected by the Shareholders on February 24, 2015 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name, Present Position with the Company and Country of Residence	Principal Occupation	Director/Officer Since
DONALD S. BUBAR	President and CEO of the Company	February 17, 1995
Director, Chief Executive
Officer and President
Ontario, Canada

ALAN FERRY (1) (2)	Self-employed Businessperson since July 2007.	February 24, 2000
Director
Ontario, Canada

PHIL FONTAINE Director Ontario, Canada	Retired; former Special Advisor to the Royal Bank of Canada from 1997 to 2009, and former National Chief of the Assembly of First Nations.	September 8, 2009

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

November 16, 1998

PETER MCCARTER (1)(2)	Retired mining executive.	November 16, 2007
Director
Ontario, Canada

KENNETH G. THOMAS(2) Director Ontario, Canada

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

DAVID MARSH Senior Vice President, Metallurgy and Technology Development Ontario, Canada

Senior Vice President, Metallurgy and Technology Development of the Company since August 2012; prior thereto, General Manager- Technical Projects Development at Paladin Energy from July 2006 to September 2011.

August 1, 2012

WILLIAM MERCER Vice President, Exploration Ontario, Canada	Vice President, Exploration of the Company since June 2007, prior thereto, self-employed Geological Consultant from October 2006 to December 2010.	June 21, 2007

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

NOTES:

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

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, no director or executive officer of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

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

To the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company:

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

Legal Proceedings and Regulatory Actions

The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2015 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2015, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2015.

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

B. Compensation

During the last completed fiscal year of the Company, the Company had five named executive officers (“NEOs”), namely, its Chief Executive Officer (“CEO”) and President, Donald Bubar, its Chief Financial Officer (“CFO”) and Vice President, Finance, R. James Andersen, its Senior Vice President, Metallurgy and Technology Development, David Marsh, its Vice President, Sales and Marketing, Pierre Neatby, and its Vice President, Exploration, William Mercer.

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

The CGN Committee currently consists of Peter McCarter (Chair), Alan Ferry and Kenneth G. Thomas, each of whom are independent, pursuant to the rules of the TSX and the NYSE MKT Each of Messrs. McCarter and Ferry has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc. and GPM Metals Inc., which are publicly listed mineral exploration or mining companies. Dr. Thomas served as Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to June 2012, Global Managing Director and Director, Hatch from November 2005 to November 2009 and Chief Operating Officer, Crystallex International Corporation April 2003 to October 2005. In addition he served in senior roles at Barrick Gold Corporation from 1987 to 2001, including Senior Vice President, Technical Services, during which times he was responsible for determining the compensation of those employees whom he directly and indirectly supervised, which numbered in excess of several dozen. This experience relating to executive compensation matters collectively provides members of the Committee with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives. Due to the nature of the mineral industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize the foregoing. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s principal corporate objectives.

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

Base salary is the principal component of each executive officer’s overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his day to day roles and responsibilities. The CGN Committee annually reviews the setting of the base salaries and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mineral industry. It is important that the Company’s CEO and other members of its senior management team are paid competitive base salaries that are in keeping with that offered by comparable companies within the industry. The CGN Committee also noted that companies operating in the rare earths industry face unique and relatively difficult additional challenges that need to be addressed, particularly in the financing, marketing and metallurgical processing areas, than do other companies in the mining sector, such as gold and base metal companies.

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

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2015, recommended to the Board and the Board determined that, there would be no salary increases for the Named Executive Officers in 2015. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

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

In addition, each of the Named Executive Officers has agreed, for the seven month period commencing June 2015 through to December 2015, to be granted, in lieu of receiving 20% of their respective salaries during such period, additional stock options or vacation days, being in the case of Mr. Bubar, 38 vacation days, in the case of Messrs. Andersen and Mercer, 30 vacation days, in the case of Mr. Marsh, 13 vacation days and options to purchase 70,000 common shares and in the case of Mr. Neatby, options to purchase 100,000 common shares. All of the foregoing options were granted effective August 7, 2015, have an exercise price of $0.21 per share, have a five year term and vested immediately.

No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2015.

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

The Company’s current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and Senior Vice President options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares (the “target allotments”). The foregoing allotments do not include the additional options granted to the Named Executive Officers on November 24, 2014 and August 2015 as described under “Base Salary and Bonus” above, and the 150,000 options granted to the CEO and CFO on January 6, 2014 in lieu of an annual raise for that year.

In the past, the Company had typically granted all of an employee’s option allotment at the commencement of the employee’s employment, with such options to vest periodically over the first four years of a five year option term. During the 2012 calendar year, the Company switched to a methodology of annual grants of one fifth of the employee’s target allotment (on a discretionary basis). Accordingly, over the next two years, as the number of options granted under the former methodology are exercised or expire, each employee may have more or less than their target allotment at any given time. Over the next two years, all stock options granted to each employee will gravitate toward the employee’s target allotment. The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO, but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company and its shareholders, but that may result in the termination of the CEO’s employment with the Company.

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

Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants. Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof in equal proportions of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder. Options terminate immediately upon an optionee’s employment with the Company being terminated (unless otherwise determined by the Board) or unless such termination is a result of death, disability or retirement, in which case termination occurs 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course). The terms of the Stock Option Plan further provide that the exercise price at which common shares may be issued under the Stock Option Plan cannot be less than the current market price of the common shares when the relevant options are granted.

As at November 20, 2015, 9,690,000 common shares, being 6.3% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended August 31:

			Share-	Option-	Non-equity
			based	based	incentive plan	Pension	All other	Total
Name and		Salary	awards	awards	compensation	value	compensation	compensation
principal position	Year	($)	($)	($)(1)	($)	($)(2)	($)(3)	($)
DONALD BUBAR (4)	2015	316,667	Nil	52,812	Nil	Nil	1,023	370,502
President and CEO	2014	400,000	Nil	137,373	Nil	Nil	1,938	539,311
	2013	400,000	Nil	395,546	Nil	Nil	923	796,469
R. JAMES ANDERSEN CFO and Vice President, Finance	2015	250,000	Nil	30,761	Nil	Nil	Nil	280,761
	2014	300,000	Nil	79,283	Nil	Nil	Nil	379,283
	2013	300,000	Nil	211,521	Nil	Nil	Nil	511,521
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	2015	295,532	Nil	36,602	Nil	Nil	Nil	332,134
	2014	356,667	Nil	51,263	Nil	Nil	Nil	407,930
	2013	350,000	Nil	Nil	50,000(5)	Nil	923	400,923
PIERRE NEATBY Vice President, Sales and Marketing	2015	216,667	Nil	30,279	Nil	Nil	748	247,694
	2014	256,667	Nil	24,735	Nil	Nil	748	282,150
	2013	250,000	Nil	141,014	Nil	Nil	630	391,644
WILLIAM MERCER Vice President, Exploration	2015	210,758	Nil	18,048	Nil	Nil	Nil	228,806
	2014	256,667	Nil	33,869	Nil	Nil	Nil	290,536
	2013	243,845	Nil	Nil	Nil	Nil	923	244,768

NOTES:

(1)

These amounts represent the “grant date fair value” of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of- the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part on the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(2)	The Company does not have a pension plan.
(3)	Medical expenses paid by the Company on behalf of the respective Named Executive Officer.
(4)	Mr. Bubar does not receive any additional compensation for serving as a director of the Company.
(5)	The Company paid Mr. Marsh a bonus of $50,000 in 2013 related to the completion of the feasibility study on the Company’s Nechalacho Rare Earth Elements Project.

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

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended August 31, 2015:

	Option-based Awards				Share-based Awards
						Market
						or
					Number	payout	Market or
					of	value	payout
					shares	of	value of
					or units	share-	vested
					of	based	share-
	Number of			Value of	shares	awards	based
	securities			unexercised	that	that	awards
	underlying	Option		in-the-	have	have	not paid
	unexercised	exercise		money	not	not	out or
	options	price	Option expiration	options	vested	vested	distributed
Name	(#)	($)	Date	($)(1)	(#)	($)	($)
DONALD BUBAR	300,000(3)	8.62	Apr27/16	Nil	Nil	Nil	Nil
Director, President	250,000(3)	2.62	Nov28/16
and CEO	200,000 (2)	1.75	Aug31/17
	200,000(2)	1.19	Feb28/18
	150,000(3)	0.59	Jan06/19
	200,000(2)	0.81	Mar04/19
	150,000(4)	0.22	Nov23/19
	200,000(2)	0.36	Feb29/20
R. JAMES ANDERSEN	150,000(3)	4.07	Dec21/15	Nil	Nil	Nil	Nil
CFO and Vice	200,000(3)	4.47	Aug31/16
President, Finance	120,000 (2)	1.75	Aug31/17
	120,000(2)	0.88	May31/18
	150,000(3)	0.59	Jan06/19
	120,000(2)	0.54	May31/19
	125,000(4)	0.22	Nov23/19
	120,000(2)	0.30	May31/20
DAVID MARSH	400,000(2)	1.54	Jul01/17	Nil	Nil	Nil	Nil
Senior Vice	40,000(2)	0.59	Jan06/19
President, Metallurgy	120,000 (2)	0.54	May31/19
and Technology	125,000(4)	0.22	Nov23/19
Development	120,000(2)	0.30	May31/20
	70,000(4)	0.21	Aug06/20
PIERRE NEATBY	80,000(2)	1.75	Aug31/17	Nil	Nil	Nil	Nil
Vice President, Sales	80,000(2)	0.88	May31/18
and Marketing	80,000 (2)	0.54	May31/19
	100,000(4)	0.22	Nov23/19
	80,000(2)	0.30	May31/20
	100,000(4)	0.21	Aug06/20
WILLIAM MERCER	400,000(3)	1.59	Jun20/17	Nil	Nil	Nil	Nil
Vice President,	80,000(2)	0.70	Dec01/18
Exploration	100,000(4)	0.22	Nov23/19
	80,000(2)	0.22	Nov30/19

(1)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2014 was $0.46 per common share.

(2)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.
(3)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.
(4)	These options were 100% vested on the date of grant and have a term of five years.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended August 31, 2015:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
DONALD BUBAR Director, President and CEO	Nil	Nil	Nil
R. JAMES ANDERSEN CFO and Vice President, Finance	Nil	Nil	Nil
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	Nil	Nil	Nil
PIERRE NEATBY Vice President, Sales and Marketing	Nil	Nil	Nil
WILLIAM MERCER Vice President, Exploration	Nil	Nil	Nil

_______________
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

5) Termination and Change of Control Benefits

The Company has entered into employment agreements with each of the NEOs. Employment agreements can be terminated:

a)	by the employee by providing a minimum of 30 days notice to the Company;

b)

by the Company by payment of termination benefits that provide for a payment, which in the case of Donald Bubar, President and CEO, and R. James Andersen, CFO and Vice President, Finance, of an amount equal to three years the then current salary for each of Donald Bubar and R. James Andersen and, in the case of the other NEOs, equal to twelve months’ salary plus one month per year to a maximum of 24 months;

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

 The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

Name	Change of Control	Amount ($)
DONALD BUBAR Director, President and CEO	3x annual salary	1,200,000
R. JAMES ANDERSEN CFO and Vice President, Finance	3x annual salary	900,000
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	12 months + 1 month per year of employment	480,000
PIERRE NEATBY Vice President, Sales and Marketing	12 months + 1 month per year of employment	390,000
WILLIAM MERCER Vice President, Exploration	12 months + 1 month per year of employment	368,333

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

The Board had determined that, commencing January 1, 2015, the current directors’ fees have been halved with the result that the directors are now paid a base yearly fee of $12,000 plus a fee of $400 per Board or committee meeting attended in person or by conference telephone. An additional fee of $3,000 is paid to each of the Chairman of the Board and the Chairman of any other permanent committee of the Board. As partial compensation for this reduction, each director (other than Mr. MacEachen and Mr. Bubar) was granted options to purchase 50,000 common shares of Avalon and Mr. MacEachen was granted options to purchase 60,000 common shares of Avalon. All of the foregoing options were granted effective November 24, 2014, have an exercise price of $0.22 per share, have a five year term and vested immediately.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. An aggregate of 485,000 options were granted to the directors during the year ended August 31, 2015.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $20,000,000 per claim and $20,000,000 per policy period, subject to deductibles of $150,000 to $250,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2016. The premium paid by the Company in respect of said insurance in fiscal 2015 was $119,978.

The following table sets forth the value of all compensation paid to the directors, excluding Donald Bubar, President and CEO who is paid as an officer and not as a director:

				Non-equity
		Share-	Option-	incentive
	Fees	based	based	plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)
Alan Ferry *	20,600	Nil	4,283	Nil	Nil	Nil	24,883
Phil Fontaine *	17,800	Nil	40,254	Nil	Nil	Nil	58,054
Brian D. MacEachen *	30,100	Nil	5,139	Nil	Nil	Nil	35,239
Sergio Marchi *(6)	3,000	Nil	4,283	Nil	Nil	Nil	7,283
Peter McCarter *	24,350	Nil	4,283	Nil	Nil	Nil	28,633
Kenneth G. Thomas *	18,200	Nil	4,283	Nil	Nil	Nil	22,483

_______________
*Independent and Non-Employee Directors.

(1)	The Company does not currently have any share-based award plans.
(2)

These amounts represent the “grant date fair value” of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of- the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part on the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	The Company does not have any other benefit plans for its directors.
(6)	Mr. Marchi served as a director until February 24, 2015.

The Company may grant incentive stock options to directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at August 31, 2015:

	Option-based Awards				Share-based Awards
							Market or
						Market or	payout
						payout	value of
					Number of	value of	vested
	Number of			Value of	shares or	share-	share-
	securities			unexercised	units of	based	based
	underlying	Option		in-the-	shares that	awards	awards not
	unexercised	exercise		money	have not	that have	paid out or
	options	price	Option	options	vested	not vested	distributed
Name(1)	(#)	($)	expiration date	($)(2)	(#)	($)	($)
Alan Ferry	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.99	Aug27/17
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.84	Mar05/19
	75,000(4)	0.48	Jul14/19
	50,000(5)	0.22	Nov23/19
Phil Fontaine	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	175,000 (4)	0.47	Sep3/19
	50,000(5)	0.22	Nov23/19
Brian D. MacEachen	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.01	Apr19/18
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.72	Mar12/19
	75,000(4)	0.48	Jul14/19
	60,000(5)	0.22	Nov23/19
Peter McCarter	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	175,000(4)	1.44	Nov27/17
	50,000(5)	0.22	Nov23/19
Kenneth G. Thomas	225,000(3)	0.81	Mar04/19	Nil	Nil	Nil	Nil
	50,000(5)	0.22	Nov23/19

(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2014 was $0.46 per common share.

(3)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.
(4)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.
(5)	These options were 100% vested on the date of grant and have a term of five years.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended August 31, 2015:

Name(1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan Ferry	Nil	Nil	Nil
Phil Fontaine	Nil	Nil	Nil
Brian D. MacEachen	Nil	Nil	Nil
Sergio Marchi	Nil	Nil	Nil
Peter McCarter	Nil	Nil	Nil
Kenneth G. Thomas	Nil	Nil	Nil

(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

C. Board Practices

The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mineral industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual meeting of shareholders. At the Annual Meeting, held on February 24, 2015, the shareholders elected Messrs. Bubar, Ferry, Fontaine, MacEachen, McCarter and Thomas as directors.

The Board has considered the relationship of each director to the Company and currently considers five of the six directors to be “unrelated” (Messrs. Ferry, Fontaine, MacEachen, McCarter and Thomas). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to Board approval. The Board adopted a formal mandate for the Board, the Chair of the Board and the CEO.

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

Board Effectiveness Assessment

The CGN Committee of the Board has implemented a process for periodically assessing the effectiveness of the Board as a whole, as well as its committees and individual directors. As part of the assessment process, each director receives a comprehensive survey which covers, among other matters, the overall functioning of the Board and each Board committee, including its composition, structure and processes; the management structure and reporting functions; the Company’s strategic direction and commitment to sustainability; the Board’s operational oversight, the Board’s relationship with management; and other relevant aspects of the Board’s responsibilities and processes. The completed surveys are then compiled into a report which is provided to the CGN Committee. The CGN Committee reviews the results of the Board surveys and puts forward any recommendations it feels appropriate to address any comments or concerns expressed by directors. The report, along with the recommendations of the CGN Committee, is then presented to the Board for further discussion.

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

Mr. MacEachen is a Chartered Professional Accountant with over 20 years of experience in overseeing the financial management of publicly traded companies. He holds a BBA and a CPA designation.

Mr. Ferry is a retired Chartered Financial Analyst with over 25 years of experience as a mining analyst with various investment dealers. He holds a B.Sc. and serves on the board of directors of four publicly traded companies and the audit committee of two publicly traded companies.

Mr. McCarter is a retired mining executive and holds a B.A., LL.B. and M.B.A..

The Board has adopted a charter for the Audit Committee which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

•

its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;
•	the engagement, evaluation, remuneration, and termination of the external auditors;
•	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the Audit Committee;
•	its relationship with and expectation of the internal auditor;
•	its oversight of internal control;
•	disclosure of financial and related information; and
•	any other matter that the Audit Committee feels is important to its mandate or that which the Board chooses to delegate to it.

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

The CGN Committee currently consists of Peter McCarter (Chair), Alan Ferry and Kenneth G. Thomas, each of whom are independent. Each of Messrs. McCarter and Ferry has direct and extensive experience in corporate management and compensation issues in either the mineral industry and/or the financial industry. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc. and GPM Metals Inc., which are publicly listed mineral exploration or mining companies. Dr. Thomas served as Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to June 2012, Global Managing Director and Director, Hatch from November 2005 to November 2009 and Chief Operating Officer, Crystallex International Corporation April 2003 to October 2005. In addition he served in senior roles at Barrick Gold Corporation from 1987 to 2001, including Senior Vice President, Technical Services, during which times he was responsible for determining the compensation of those employees whom he directly and indirectly supervised, which numbered in excess of several dozen.

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

The CGN Committee currently consists of three directors (Messrs. McCarter, Ferry and Thomas). All of the members are unrelated directors.

D. Employees

As at August 31, 2015, the Company has 21 employees (August 31, 2014 – 17, August 31, 2013 – 22), of which seventeen are located in Ontario and four are located in Nova Scotia. The four employees located in Nova Scotia are short term contract employees hired in Fiscal 2015 to assist in the drilling program being carried out at the East Kemptville Project.

E. Share Ownership

As of November 20, 2015, the Company had 154,339,206 common shares issued and outstanding. The following table sets forth the share ownership of the individuals referred to in “Compensation” as of November 20, 2015, who were insiders as of that date:

Name of Beneficial Owner	Number of Shares	Percent
R. James Andersen	300,000	0.2
Donald Bubar	2,613,500	1.7
Alan Ferry	225,000	0.1
Phil Fontaine	10,000	0.0
Brian D. MacEachen	340,000	0.2
David Marsh	8,000	0.0
Peter McCarter	80,000	0.0
William Mercer	106,234	0.1
Pierre Neatby	23,500	0.0
Kenneth G. Thomas	42,000	0.0

Outstanding Options

The following information, as of November 20, 2015, reflects outstanding options held by the individuals referred to in “Compensation”:

	Number of common
	shares underlying
	unexercised options
Name	(#)	Grant Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	300,000	Apr27/11	8.62	Apr27/16
	250,000	Nov28/11	2.62	Nov28/16
	200,000	Sep01/12	1.75	Aug31/17
	200,000	Mar01/13	1.19	Feb28/18
	150,000	Jan07/14	0.59	Jan06/19
	200,000	Mar05/14	0.81	Mar04/19
	150,000	Nov24/14	0.22	Nov23/19
	200,000	Mar2/15	0.36	Feb29/20
R. JAMES ANDERSEN	150,000	Dec21/10	4.07	Dec21/15
	200,000	Aug31/11	4.47	Aug31/16
	120,000	Sep01/12	1.75	Aug31/17
	120,000	Jun01/13	0.88	May31/18
	150,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
DAVID MARSH	400,000	Jul01/12	1.54	Jul01/17
	40,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
	70,000	Aug7/15	0.21	Aug6/20
PIERRE NEATBY	80,000	Sep01/12	1.75	Aug3/17
	80,000	Jun01/13	0.88	May31/18
	80,000	Jun05/14	0.54	May31/19
	50,000	Nov24/14	0.22	Nov23/19
	80,000	Jun1/15	0.30	May31/20
	100,000	Aug7/15	0.21	Aug6/20
WILLIAM MERCER	400,000	Jun20/12	1.59	Jun20/17
	80,000	Dec02/13	0.70	Dec01/18
	100,000	Nov24/14	0.22	Nov23/19
	80,000	Dec02/14	0.22	Nov30/19
ALAN FERRY	50,000	Dec01/11	3.43	Dec01/16
	50,000	Aug27/12	1.99	Aug27/17
	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar06/14	0.84	Mar5/19
	75,000	Jul15/14	0.48	Jul14/19
	50,000	Nov24/14	0.22	Nov23/19
PHIL FONTAINE	50,000	Dec01/11	3.43	Dec01/16
	175,000	Sep04/14	0.47	Sep3/19
	50,000	Nov24/14	0.22	Nov23/19
BRIAN D.	50,000	Dec01/11	3.43	Dec01/16
MACEACHEN	50,000	Apr19/13	1.01	Apr19/18
	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar13/14	0.72	Mar12/19
	75,000	Jul15/14	0.48	Jul14/19
	60,000	Nov24/14	0.22	Nov23/19
SERGIO MARCHI	225,000	Mar05/14	0.81	Mar04/19
	50,000	Nov24/14	0.22	Nov23/19
PETER MCCARTER	50,000	Dec01/11	3.43	Dec01/16
	175,000	Nov28/12	1.44	Nov27/17
	50,000	Nov24/14	0.22	Nov23/19
KENNETH G. THOMAS	225,000	Mar05/14	0.81	Mar04/19
	50,000	Nov24/14	0.22	Nov23/19

Outstanding Warrants

The following information, as of November 20, 2015, reflects outstanding share purchase warrants held by the individuals referred to in “Compensation”:

Number of common
shares underlying
unexercised warrants
Name	(#)	Issuance Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	Nil	n/a	n/a	n/a
R. JAMES ANDERSEN	Nil	n/a	n/a	n/a
DAVID MARSH	Nil	n/a	n/a	n/a
PIERRE NEATBY	Nil	n/a	n/a	n/a
WILLIAM MERCER	Nil	n/a	n/a	n/a
ALAN FERRY	Nil	n/a	n/a	n/a
PHIL FONTAINE	Nil	n/a	n/a	n/a
BRIAN D. MACEACHEN	Nil	n/a	n/a	n/a
SERGIO MARCHI	5,000	Jul02/14	0.60	Jul02/17
PETER MCCARTER	25,000	Jul02/14	0.60	Jul02/17
RICHARD MORLAND	Nil	n/a	n/a	n/a
KENNETH G. THOMAS	Nil	n/a	n/a	n/a

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

Changes in ownership by major shareholders

To the best of the Company’s knowledge, there have been no changes in the ownership of the Company’s shares by its significant shareholders other than as disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of November 20, 2015, there were 249 registered holders of the Company’s shares in the United States, with combined holdings of 45,439,580 common shares.

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

B. Related Party Transactions

There had been no material trading transactions with related parties (except for the 185,000 Flow-Through Shares issued to the President and CEO of the Company as part of the Private Placement, and the 50,000 Units issued to the spouse of the Company’s President and CEO as part of the Prospectus Offering) during the year ended August 31, 2015. The Company did not make any loans (including guarantees of any kind) to any related parties throughout fiscal 2015 and there were no amounts outstanding due from or due to any related parties as at November 20, 2015.

Management transactions

The Company has identified its directors and key members of its senior management team. The compensation costs for key management personnel for the years ended August 31, 2015 and 2014 are as follows:

	2015	2014
Salaries, benefits and directors’ fees	$1,957,710	$2,539,867
Share-based compensation (1)	691,224	239,021
	$2,648,934	$2,778,888

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Share-based compensation increased by $452,203 to $691,224 during Fiscal 2015 compared to Fiscal 2014. Share based compensation expense was lower for Fiscal 2014 due to the reversal of the share based compensation previously recognized on unvested stock options that were cancelled due the departure of certain senior management team members in Fiscal 2014.

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

Dr. William Mercer, P.Geo., Vice President, Exploration of the Company, David Marsh, Senior Vice President, Metallurgy and Technology Development of the Company, and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company, are the qualified persons who prepared or supervised the preparation of, or reviewed and approved, as applicable, the technical information (including the technical information relating to mineral processing and metallurgy) contained under the headings "Nechalacho Project" and Mr. Mercer also reviewed and approved the technical information contained in "Other Properties and Assets".

Other than 2,613,500 common shares of the Company held by Mr. Bubar, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Nechalacho Project" and "Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Deloitte LLP, Chartered Professional Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2015. Deloitte LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Reports of Independent Registered Public Accounting Firms;
•	Consolidated Statements of Financial Position as at August 31, 2015, and August 31, 2014;
•	Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2015, 2014 and 2013;
•	Notes to Financial Statements for the years ended August 31, 2015, 2014 and 2013.

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

As of November 20, 2015, there were 249 holders of record in the United States holding 45,439,580 of the Company’s common shares representing approximately 71% of the total number of shareholders, and approximately 29% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the TMX Equity Transfer Services Inc. in the City of Toronto, the registrar and transfer agent for our common shares.

The following table sets forth the high and low prices expressed in Canadian dollars on TSX in Canada and in United States dollars on the NYSE MKT and on the OTCQX for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX		NYSE MKT/OTCQX
	(Canadian Dollars)		(United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2015	0.50	0.15	0.46	0.11
2014	1.09	0.45	1.07	0.40
2013	2.40	0.52	2.47	0.50
2012	4.45	1.39	4.54	1.36
2011	9.65	2.97	10.11	3.64

2014- 2015	High	Low	High	Low
Fourth Quarter ended August 31, 2015	0.29	0.15	0.25	0.11
Third Quarter ended May 31, 2015	0.48	0.25	0.40	0.20
Second Quarter ended February 28, 2015	0.46	0.20	0.36	0.16
First Quarter ended November 30, 2014	0.50	0.21	0.46	0.18

2013- 2014	High	Low	High	Low
Fourth Quarter ended August 31, 2014	0.57	0.45	0.53	0.40
Third Quarter ended May 31, 2014	0.89	0.53	0.81	0.49
Second Quarter ended February 28, 2014	0.76	0.48	0.70	0.46
First Quarter ended November 30, 2013	1.09	0.63	1.07	0.60

Last Six Months	High	Low	High	Low
November 2015 (from November 1 through 20, 2015)	0.13	0.11	0.10	0.08
October 2015	0.15	0.11	0.12	0.08
September 2015	0.20	0.12	0.16	0.09
August 2015	0.23	0.15	0.18	0.11
July 2015	0.25	0.20	0.21	0.15
June 2015	0.29	0.23	0.25	0.19
May 2015	0.33	0.28	0.28	0.23

_______________
*The Company was initially listed on the TSX Venture Exchange and graduated to the TSX on February 28, 2008.
**The Company was original quoted on the OTCQX starting on August 5, 2009 and listed on the NYSE MKT on December 21, 2010.

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

The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High	Low	Volume
2015
November (1)	$0.13	$0.11	3,024,714
October	$0.15	$0.11	11,397,558
September	$0.20	$0.12	2,917,933
August	$0.23	$0.15	2,115,691
July	$0.25	$0.20	2,039,913
June	$0.29	$0.23	2,591,219
May	$0.33	$0.28	5,806,943
April	$0.48	$0.30	7,584,254
March	$0.39	$0.25	3,328,679
February	$0.46	$0.21	14,782,406
January	$0.24	$0.20	2,129,418
2014
December	$0.25	$0.20	3,778,852
November	$0.27	$0.21	2,833,343
October	$0.38	$0.25	2,082,842
September	$0.50	$0.36	2,056,233
Note:
(1) November 1, 2015 through November 20, 2015.

The following table sets out the range of the market price and trading volumes of the common shares on the

NYSE MKT for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2015
November (1)	$0.10	$0.08	4,368,198
October	$0.12	$0.08	7,375,356
September	$0.16	$0.09	8,827,929
August	$0.18	$0.11	4,386,192
July	$0.21	$0.15	3,722,142
June	$0.25	$0.19	3,315,916
May	$0.28	$0.23	5,537,183
April	$0.40	$0.24	15,288,226
March	$0.31	$0.20	5,383,169
February	$0.36	$0.16	13,649,976
January	$0.21	$0.16	3,787,591
2014
December	$0.21	$0.17	11,405,767
November	$0.23	$0.18	6,490,565
October	$0.34	$0.20	5,759,245
September	$0.46	$0.31	4,699,696
Note:
(1) November 1, 2015 through November 20, 2015.

Prior Sales

As of November 20, 2015, the only securities that the Company has outstanding that are not listed or quoted on a marketplace are: 9,690,000 stock options granted under the Company’s Stock Option Plan, 9,944,998 warrants issued to various stakeholders and 1,732,612 brokers’ compensation warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers’ compensation warrants issued during the most recently completed financial year.

The Stock Option Plan provides for the issuance of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of options available to be granted under the Stock Option Plan was 4,004,118 as of September 1, 2014 and 5,503,548 as of August 31, 2015.

There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2015.

Stock Options

The following table sets out the stock options granted during the fiscal year ended August 31, 2015.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 2, 2014	August 31, 2019	90,000	$0.46
September 2, 2014	August 31, 2016	50,000	$0.46
September 4, 2014	September 3, 2019	175,000	$0.47
November 24, 2014	November 23, 2019	1,010,000	$0.22
December 2, 2014	November 30, 2019	95,000	$0.22
December 2, 2014	November 30, 2016	100,000	$0.22
January 19, 2015	January 18, 2017	150,000	$0.21
February 2, 2015	February 1, 2020	25,000	$0.21
March 2, 2015	February 29, 2020	205,000	$0.36
June 1, 2015	May 31, 2020	395,000	$0.30
June 1, 2015	May 31, 2017	75,000	$0.30
August 7, 2015	August 6, 2020	250,000	$0.21

Warrants

The following table sets out the warrants issued during the fiscal year ended August 31, 2015.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
May 27, 2015 (1)	November 27, 2016	2,215,985	$0.425
July 31, 2015 (2)	July 31, 2020	10,000	$0.210
Note:
(1) Issued pursuant to the Prospectus Offering completed on May 27, 2015
(2) Issued pursuant to the Accommodation Agreement with the Deninu K’ue First Nation.

Brokers’ Compensation Warrants

The following table sets out the brokers’ compensation warrants issued during the fiscal year ended August 31, 2015.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
December 19, 2014 (1)	December 19, 2016	527,806	$0.27
May 27, 2015 (2)	November 27, 2016	650,533	$0.34
Note:
(1) Issued pursuant to the Private Placement completed on December 19, 2014
(2) Issued pursuant to the Prospectus Offering completed on May 27, 2015

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

A. Share Capital

Avalon’s authorized share structure consists of an unlimited number of common shares, of which 152,785,482 common shares were outstanding as at August 31, 2015 and 25,000,000 preferred shares, none of which were outstanding as at August 31, 2015. As of November 20, 2015, Avalon had 154,339,206 common shares issued and outstanding and no preferred shares issued and outstanding.

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

The directors may from time to time delegate to a director, a committee of directors or an officer of the Company any or all of the powers conferred on the board as set out above, to such extent and in such manner as the Board shall determine at the time of such delegation. Except in the case of any class or series of shares of the Company listed on a stock exchange, the Company shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Company. Between annual and general meetings of the Company, the directors of the Company may appoint one or more additional directors to serve until the next annual and general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual and general meeting.

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

Under the laws of the Canada Business Corporations Act and the Securities Act (Ontario) certain items such as an amendment to the Company’s articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C. Material Contracts

The Company has not entered into any material contracts within the last two years immediately preceding the date of this annual report, other than contracts entered into in the ordinary course of business or that are summarized elsewhere in this annual report.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code”, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

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

The Company believes that it was classified as a PFIC during the tax year ended August 31, 2015, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

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

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Sshares

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special Rules apply to PFICs. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency. Different rules apply to U.S. Holders who use the accrual method of tax accounting.

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

The Company is not exposed to any significant credit risk as at August 31, 2015. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two major Canadian chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk. The Company’s financial assets that are exposed to credit risk are as follows:

	August 31,	August 31,
	2015	2014

Cash and cash equivalents held at major financial institutions	$5,247,738	$6,017,598
Other receivables	424,259	416,923

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

The Company has cash and cash equivalents at August 31, 2015 in the amount of $5,247,738 (2014 - $6,017,598) in order to meet short-term business requirements. At August 31, 2015, the Company had current liabilities of $1,088,789 (excluding the deferred flow-through share premium of $293,808 and the liability for warrants denominated in foreign currency of $288,857 (2014 - $1,785,745). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

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

Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $5,247,738 as at August 31, 2015, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at August 31, 2015, the Company had cash held in bank accounts of US$72,386 (August 31, 2014 - US$408,663) and accounts payable of US$12,017 (August 31, 2014 - US$35,621) denominated in U.S. currency.

The Company’s anticipated on-going expenditures to be transacted in U.S. dollars for the next twelve month period are approximately US$350,000. If the Canadian dollar weakens (or strengthens) 5% against the U.S. dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

None.

E. Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s CEO and the Company’s CFO of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of August 31, 2015. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at August 31, 2015. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (“COSO 2013 Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at August 31, 2015, and management’s assessment did not identify any material weaknesses.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which permits the Company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

D. Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during Fiscal 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Brian MacEachen, Mr. Alan Ferry and Mr. Peter McCarter are qualified as Audit Committee Financial Experts and all members are independent as determined by the NYSE MKT listing rules.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Business Code”) and requires its directors, officers, employees and consultants to maintain the highest level of integrity in their dealings with each other and with the Company’s shareholders, business partners, prospective investors and other stakeholders. This Business Code is intended to document some of the specific principles of conduct and ethics which will be followed by our directors, officers and employees in the performance of their responsibilities with respect to the Company's business. It is intended to:

•	promote honest and ethical conduct and manage conflicts that may arise;
•	promote full, fair, accurate, timely and understandable disclosure to the public including our periodic reports required to be filed with the Canadian securities regulatory authorities;
•	promote compliance with applicable governmental rules and regulations;
•	provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues;
•	provide a mechanism to report unethical conduct; and
•	help foster a culture of honesty and accountability.

Our directors have committed that they will comply at all times with the principles set forth in this Business Code and they expect each of our officers and employees to do likewise. The Company has posted the Business Code on its website at www.avalonraremetals.com. There were no amendments to or waivers granted from any provision of the Business Code during the fiscal year ended August 31, 2015.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended August 31, 2015 and 2014 was Deloitte LLP, Chartered Professional Accountants, and the independent auditor for the years ended August 31, 2013 and 2012 was McCarney Greenwood LLP, Chartered Accountants.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company’s external auditors for professional services:

Reporting			Audited-Related
Period	Auditor	Audit Fees (1)	Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2015	Deloitte LLP	$55,000	$39,000	$Nil	$57,530
	Deloitte LLP	$60,000	$39,000	$Nil	$14,600
August 31, 2014	McCarney Greenwood LLP	$64,335 (5)	$Nil	$Nil	$30,562
Notes:
(1)	“Audit Fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.
(2)

“Audit-Related Fees” include professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review (including interim reviews) of financial statements not included in “Audit Fees”.

(3)	“Tax Fees” include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)

“All Other Fees” include the aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. The other fees billed during fiscal years 2015 and 2014 were for services rendered in connection with the preparation and issuance of comfort letters for the Company’s SEC related filings, and for the Company’s prospectus equity offerings completed in Fiscal 2015 and Fiscal 2014.

(5)	Fees billed during Fiscal 2014 relating to Fiscal 2013.

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

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a listed company is required to state its quorum requirement in its by-law. The Company’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Company carrying voting rights at the meeting of shareholders.

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

The foregoing is consistent with the laws in Canada.

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

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements and Notes appear on Pages F-1 through F-43 of this Annual Report, are incorporated herein by reference, and include the following:

•	Reports of Independent Registered Public Accounting Firms;
•	Consolidated Statements of Financial Position as at August 31, 2015, and August 31, 2014;
•	Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2015, 2014 and 2013; and
•	Notes to Financial Statements for the years ended August 31, 2015, 2014 and 2013.

Item 19. Exhibits

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 – F-43

Exhibits

Number	Name
1.1	Articles of Continuance of Avalon Rare Metals Inc.(1)
1.2	By-law #1 of Avalon Rare Metals Inc.(2)
4.1	Mining lease #3178 dated July 6, 2006(3)
4.2	Mining lease #3179 dated July 6, 2006(3)
4.3	Mining lease #3265 dated April 28, 2008(3)
4.4	Mining lease #3266 dated April 28, 2008(3)
4.5	Mining lease #3267 dated April 28, 2008(3)
4.6	Sales Agreement with Cowen and Company, LLC dated September 24, 2013 (4)
4.7	Purchase Agreement with Lincoln Park Capital Fund, LLC dated November 27, 2013(5)
4.8	Engagement Letter with Bayridge Securities, LLC dated November 27, 2013(5)
4.9	Engagement Letter with H.C. Wainwright & Co., LLC dated May 21, 2014(6)
4.10	Amendment to H.C. Wainwright & Co., LLC Engagement Letter dated June 10, 2014(6)
4.11	Form of Securities Purchase Agreement(6)
4.12	Form of Warrant(7)
4.13	Form of Agent Warrant(7)
4.14	Amending Agreement between Avalon Rare Metals Inc. and Secutor Capital Management Company, dated May 26, 2015(8)
4.15	Form of Warrant Certificate(8)
4.16	Form of Broker Warrant Certificate(8)
4.17	Stock Option Plan(9)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis of Financial Statements for the year ended August 31, 2015

(1)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 14, 2011
(2)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 15, 2011
(3)	Incorporated by reference from the Company’s Form 20-F filed with the SEC on December 1, 2014
(4)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on September 25, 2013
(5)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on November 27, 2013
(6)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on June 10, 2014
(7)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on June 13, 2014
(8)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on May 27, 2015
(9)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on January 27, 2014

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVALON RARE METALS INC.

Dated: November 30, 2015	(signed) “R. James Andersen”
R. James Andersen
Vice President, Finance and Chief Financial Officer

Consolidated Financial Statements

For the years ended
August 31, 2015, 2014 and 2013

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at August 31, 2015. The Company’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on management’s assessment, the Company’s internal control over financial reporting is effective as of August 31, 2015.

“Donald S. Bubar”
President and CEO

“R. James Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 30, 2015

Avalon Rare Metals Inc.	Page F-1

Deloitte LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada

Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Avalon Rare Metals Inc.
Toronto, Canada

We have audited the accompanying consolidated statements of financial position of Avalon Rare Metals Inc. and subsidiaries (the “Company”) as at August 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended August 31, 2013 were audited by other auditors whose report, dated November 28, 2013, on those statements included an explanatory paragraph that described the conditions that raised substantial doubt about the Company’s ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and the Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avalon Rare Metals Inc. and subsidiaries as at August 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms in order to finance its planned activities as well as other matters described in the note which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
November 30, 2015

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
Licensed Public Accountants

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2R8
T 416 362 0515 F 416 362 0539
www.mgca.com

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)
As at August 31, 2015 and August 31, 2014

	2015	2014

Assets

Current Assets
Cash and cash equivalents (note 5)	$5,247,738	$6,017,598
Other receivables	424,259	416,923
Prepaid expenses and deposits	680,008	958,957
	6,352,005	7,393,478

Non-Current Assets
Exploration and evaluation assets (note 6)	9,003,980	7,139,990
Property, plant and equipment (note 7)	103,867,289	102,303,899
	112,871,269	109,443,889

	$119,223,274	$116,837,367

Liabilities

Current Liabilities
Accounts payable	$488,719	$1,099,413
Accrued liabilities	600,070	686,332
Deferred flow-through share premium (note 8)	293,808	-
Warrants denominated in foreign currency (note 9)	288,857	1,720,622
	1,671,454	3,506,367

Non-Current Liabilities
Site closure and reclamation provisions (note 10)	263,600	236,600

	1,935,054	3,742,967

Shareholders’ Equity

Share Capital (note 11b)	164,695,991	158,553,485
Reserve for Warrants (note 11c)	4,020,968	3,863,018
Reserve for Share Based Payments (note 11d)	16,244,942	15,270,866
Reserve for Brokers’ Compensation Warrants (note 11e)	219,238	123,576
Accumulated Deficit	(67,892,919)	(64,716,545)

	117,288,220	113,094,400

	$119,223,274	$116,837,367

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

“Donald S. Bubar”	, Director
“Brian MacEachen”	, Director

Avalon Rare Metals Inc.	Page F-5

Consolidated Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	2015	2014	2013

Revenue

Interest	$66,014	$88,075	$374,281

Expenses

Corporate and administrative	3,949,320	5,211,051	6,366,338
Impairment loss on exploration and evaluation assets (note 6)	6,425	182,409	2,897,867
Write-off of land acquisition option payments (note 12)	212,960	175,104	-
General exploration	33,782	7,452	53,119
Depreciation (note 7)	55,730	167,680	211,085
Share based compensation (note 11)	788,880	347,096	2,063,145
Foreign exchange loss (gain)	(25,355)	20,097	(18,109)
Financing transaction costs (note 11)	-	303,862	-
Decrease in fair value of warrants denominated in foreign currency (note 9)	(1,431,765)	(480,324)	-

	3,589,977	5,934,427	11,573,445

Net Loss before Income Taxes	(3,523,963)	(5,846,352)	(11,199,164)

Deferred Income Tax Recoveries (note 17)	347,589	115,771	-

Net Loss and Total Comprehensive Loss for the year	$(3,176,374)	$(5,730,581)	$(11,199,164)

Loss per Share - Basic and Diluted (note 18)	$(0.02)	$(0.05)	$(0.11)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	139,893,312	112,724,520	103,683,356

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page F-6

Consolidated Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	Share Capital			Reserves (note 11)
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2012	103,621,986	$149,045,671	$3,655,732	$12,361,851	$-	$(47,786,800)	$117,276,454
Issue for other considerations (note 11b)	-	-	5,348	-	-	-	5,348
Exercise of options (note 11b)	175,000	210,000	-	-	-	-	210,000
Reserve transferred on exercise of options	-	124,053	-	(124,053)	-	-	-
Share based compensation (note 11d)	-	-	-	2,674,677	-	-	2,674,677
Net loss for the year	-	-	-	-	-	(11,199,164)	(11,199,164)

Balance at August 31, 2013	103,796,986	$149,379,724	$3,661,080	$14,912,475	$-	$(58,985,964)	$108,967,315
Equity offerings (note 11b)	22,186,700	10,151,705	203,912	-	-	-	10,355,617
Issue for other considerations (note 11b)	10,000	6,371	2,849	-	-	-	9,220
Exercise of options (note 11b)	350,000	252,500	-	-	-	-	252,500
Reserve transferred on exercise of options	-	190,981	-	(190,981)	-	-	-
Compensation warrants issued on equity offerings (note 11b)	-	-	-	-	123,576	-	123,576
Share based compensation (note 11d)	-	-	-	549,372	-	-	549,372
Share issuance costs - cash	-	(682,542)	(4,823)	-	-	-	(687,365)
Share issuance costs – common shares issued	-	(684,474)	-	-	-	-	(684,474)
Share issuance costs – compensation warrants issued	-	(60,780)	-	-	-	-	(60,780)
Net loss for the year	-	-	-	-	-	(5,730,581)	(5,730,581)

Balance at August 31, 2014	126,343,686	$158,553,485	$3,863,018	$15,270,866	$123,576	$(64,716,545)	$113,094,400
Equity offerings (note 11b)	26,391,796	7,295,234	184,370	-	-	-	7,479,604
Issue for other considerations (note 11b)	-	-	1,184	-	-	-	1,184
Exercise of options (note 11b)	50,000	11,000	-	-	-	-	11,000
Reserve transferred on exercise of options	-	4,282	-	(4,282)	-	-	-
Compensation warrants issued on equity offerings (note 11b)	-	-	-	-	95,662		95,662
Share based compensation (note 11d)	-	-	-	978,358	-	-	978,358
Share issuance costs - cash	-	(1,075,249)	(24,703)	-	-	-	(1,099,952)
Share issuance costs – compensation warrants issued	-	(92,761)	(2,901)	-	-	-	(95,662)
Net loss for the year	-	-	-	-	-	(3,176,374)	(3,176,374)

Balance at August 31, 2015	152,785,482	$164,695,991	$4,020,968	$16,244,942	$219,238	$(67,892,919)	$117,288,220

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page F-7

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2015	2014	2013
Operating Activities

Cash paid to employees	$(2,020,914)	$(2,539,675)	$(2,945,267)
Cash paid to suppliers	(1,866,686)	(2,849,685)	(3,359,555)
Interest received	62,019	84,080	370,286

Cash Used By Operating Activities	(3,825,581)	(5,305,280)	(5,934,536)

Financing Activities

Proceeds from equity offerings	7,290,345	10,847,422	-
Proceeds from exercise of stock options	11,000	252,500	210,000

Cash Provided by Financing Activities	7,301,345	11,099,922	210,000

Investing Activities

Exploration and evaluation assets	(1,947,465)	(1,233,618)	(21,727,380)
Property, plant and equipment	(2,323,514)	(8,837,127)	(537,643)

Cash Used by Investing Activities	(4,270,979)	(10,070,745)	(22,265,023)

Change in Cash and Cash Equivalents	(795,215)	(4,276,103)	(27,989,559)

Foreign Exchange Effect on Cash	25,355	(20,097)	3,359

Cash and Cash Equivalents – beginning of year	6,017,598	10,313,798	38,299,998

Cash and Cash Equivalents – end of year	$5,247,738	$6,017,598	$10,313,798

Supplemental Cash Flow Information (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Rare Metals Inc.	Page F-8

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

1.	Nature of Operations

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and, as is common with many exploration and development companies, raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $3,176,374 for the year ended August 31, 2015 and an accumulated deficit of $67,892,919 as at August 31, 2015.

The Company’s cash and cash equivalents balance at August 31, 2015 is $5,247,738 and adjusted working capital is $5,263,216 (calculated by adding back the deferred flow-through share premium of $293,808 and the liability for warrants denominated in foreign currency of $288,857 to the net current assets of $4,680,551). Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at August 31, 2015, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $400,000, $548,104 and $2,099,999 by September 30, 2015, December 31, 2015 and December 31, 2016, respectively. These amounts represent the remaining balances of the required expenditures resulting from the flow-through private placement completed in December 2014 and the prospectus offering completed in May 2015. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on November 30, 2015.

Avalon Rare Metals Inc.	Page F-9

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

2.	Basis of Presentation

a)	Statement of Compliance and Basis of Presentation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with IFRS as issued by the IASB.

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMP was dissolved on February 11, 2015. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

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

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in foreign exchange loss (gain) in the statement of comprehensive loss.

Avalon Rare Metals Inc.	Page F-10

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

3.	Summary of Significant Accounting Policies (continued)

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
For the Years Ended August 31, 2015, 2014 and 2013

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

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing (“Flow-through Share Premium”) is recorded in the consolidated statement of financial position as a deferred flow-through share premium liability when the flow-through shares are issued. The Company recognizes a pro rata amount of the Flow-through Share Premium through the consolidated statement of comprehensive loss as a reduction of deferred income tax expense with a corresponding reduction to the deferred flow-through share premium liability as the eligible flow-through expenditures are incurred.

Avalon Rare Metals Inc.	Page F-12

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

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

Avalon Rare Metals Inc.	Page F-13

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

3.	Summary of Significant Accounting Policies (continued)

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

Depreciation is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	- 8% on a declining balance basis
Building	- straight line basis over the estimated useful life
Computer and office equipment	- 25% to 33 1/3% on a declining balance basis
Exploration equipment	- 30% on a declining balance basis
Leasehold improvements	- straight line basis over the shorter of the term of the lease and useful life

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

Avalon Rare Metals Inc.	Page F-14

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

3.	Summary of Significant Accounting Policies (continued)

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

Avalon Rare Metals Inc.	Page F-15

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

3.	Summary of Significant Accounting Policies (continued)

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
For the Years Ended August 31, 2015, 2014 and 2013

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

The Company’s current operations comprise a single reporting operating segment engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada. The Company has conducted exploration work on certain mineral claims in the United States from fiscal 2011 to fiscal 2014, and considers Canada and the United States as a single geographical segment as the Company is exposed to similar operational and political risks when conducting mineral exploration and evaluation activities in both Canada and the United States.

Avalon Rare Metals Inc.	Page F-17

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

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
For the Years Ended August 31, 2015, 2014 and 2013

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

The Company adopted the following new standards in preparing these consolidated financial statements:

a)	IAS 32, Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IAS 32 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page F-19

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

4.	Recent Accounting Pronouncements (continued)

b)	IAS 36, Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IAS 36 did not have a material impact on the Company's consolidated results of operations, financial position and disclosures.

c)	IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IFRIC 21 did not have an impact on the Company's consolidated results of operations, financial position and disclosures.

The following pronouncements are issued but not yet effective for the year ended August 31, 2015:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Avalon Rare Metals Inc.	Page F-20

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31,	August 31,
	2015	2014

Cash held in bank accounts	$1,771,421	$1,336,002
Guaranteed investment certificates	3,476,317	4,681,596

	$5,247,738	$6,017,598

Avalon Rare Metals Inc.	Page F-21

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

6.	Exploration and Evaluation Assets

	September 1,		Impairment	August 31,
	2013	Expenditures	Loss	2014

Separation Rapids Lithium-Tantalum Project (a)	$4,582,324	$507,396	$-	$5,089,720
East Kemptville Tin-Indium Project (b)	1,416,242	440,919	-	1,857,161
Miramichi Tin Project (c)	175,021	3,088	-	178,109
Warren Township Anorthosite Project (d)	-	6,802	(6,802)	-
Spor Mountain Rare Metals Project (e)	-	19,246	(19,246)	-
Apex Rare Metals Project (f)	125,246	31,115	(156,361)	-
Other (g)	-	15,000	-	15,000

	$6,298,833	$1,023,566	$(182,409)	$7,139,990

	September 1,		Impairment	August 31,
	2014	Expenditures	Loss	2015

Separation Rapids Lithium-Tantalum Project (a)	$5,089,720	$548,170	$-	$5,637,890
East Kemptville Tin-Indium Project (b)	1,857,161	1,291,004	-	3,148,165
Miramichi Tin Project (c)	178,109	24,816	-	202,925
Warren Township Anorthosite Project (d)	-	6,425	(6,425)	-
Other (g)	15,000	-	-	15,000

	$7,139,990	$1,870,415	$(6,425)	$9,003,980

Avalon Rare Metals Inc.	Page F-22

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

6.	Exploration and Evaluation Assets (continued)

a)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario.

b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved this application. The current Special Licence has a term of three years beginning February 2, 2015 and includes a requirement to incur $5.25 million in expenditures over the three years including $750,000 in the first year (of which $909,571 had been incurred by August 31, 2015).

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

c)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

d)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

During the year ended August 31, 2013, the Company had determined that the fair value of this project had been significantly impaired and had estimated the recoverable amount of this project as at August 31, 2013 to be $nil. Accordingly, the costs incurred to that date of $1,403,359 were written off as an impairment loss during the year ended August 31, 2013. The outlook as at August 31, 2014 and August 31, 2015 for the Warren Township project remains unchanged, and accordingly the expenditures of $6,802 and $6,425 incurred during the years ended August 31, 2014 and August 31, 2015, respectively, have been written off as an impairment loss.

e)	Spor Mountain Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company reduced the number of claims significantly at the end of August 2013. No additional work program was planned or budgeted for fiscal 2014. The Company estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2013 to be $nil and accordingly, the costs incurred to that date on this project of $1,494,508 had been written off as an impairment loss during the year ended August 31, 2013. On August 31, 2014, the Company abandoned the remaining claims of this project, and accordingly the expenditures of $19,246 incurred during the year ended August 31, 2014 had been written off as an impairment loss.

Avalon Rare Metals Inc.	Page F-23

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

6.	Exploration and Evaluation Assets (continued)

f)	Apex Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Washington County, Utah, USA, which were staked by the Company during the year ended August 31, 2011. On August 31, 2014, the Company abandoned these claims, and accordingly the expenditures incurred to that date of $156,361 had been written off as an impairment loss.

g)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page F-24

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

7.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2013	$92,969,193	$646,860	$325,242	$-	$671,583	$98,796	$94,711,674

Additions	8,537,809	-	18,372	-	-	-	8,556,181
Disposals	-	-	(12,955)	-	-	-	(12,955)

As at August 31, 2014	101,507,002	646,860	330,659	-	671,583	98,796	103,254,900

Additions	1,615,243	-	-	74,455	9,301	-	1,698,999
Disposals	-	-	(29,103)	-	-	(4,202)	(33,305)

As at August 31, 2015	103,122,245	$646,860	$301,556	$74,455	$680,884	$94,594	$104,920,594

Accumulated Depreciation
As at September 1, 2013	-	$132,098	$174,800	$-	$441,850	$47,528	$796,276

Depreciation expense	-	31,292	51,693	-	68,920	15,775	167,680
Disposals	-	-	(12,955)	-	-	-	(12,955)

As at August 31, 2014	-	163,390	213,538	-	510,770	63,303	951,001

Depreciation expense	-	28,788	39,550	537	48,649	15,775	133,299
Disposals	-	-	(26,793)	-	-	(4,202)	(30,995)

As at August 31, 2015	-	$192,178	$226,295	$537	$559,419	$74,876	$1,053,305

Net Book Value
As at August 31, 2014	$101,507,002	$483,470	$117,121	$-	$160,813	$35,493	$102,303,899
As at August 31, 2015	$103,122,245	$454,682	$75,261	$73,918	$121,465	$19,718	$103,867,289

Avalon Rare Metals Inc.	Page F-25

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

7.	Property, Plant and Equipment (continued)

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

The property was subject to two underlying NSR royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.4 million.

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

In conjunction with the Accommodation Agreement, the Company had issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. As at August 31, 2015, the Company has issued 40,000 warrants with a weighted average exercise price of $0.73 per share to the DKFN and these warrants have a weighted average remaining contract life of 3.4 years. The remaining 10,000 warrants will be issued on the next anniversary of the effective date (July 31, 2016) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then-current market price of the Company’s common shares at the date of issue of the warrants, and will be subject to statutory restrictions on resale.

8.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2013	$-
Increase relating to flow-through common shares issued (note 11b)	115,771
Decrease relating to CEE incurred	(115,771)

Balance – August 31, 2014	-
Increase relating to flow-through common shares issued (note 11b)	641,397
Decrease relating to CEE incurred	(347,589)

Balance – August 31, 2015	$293,808

Avalon Rare Metals Inc.	Page F-26

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

9.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective years:

	Number
	of Warrants	Amount

Balance – September 1, 2013	-	$-
Issued pursuant to prospectus offering	6,466,513	2,200,946
Increase (Decrease) in fair value	-	(480,324)

Balance – August 31, 2014	6,466,513	1,720,622
Increase (Decrease) in fair value	-	(1,431,765)

Balance – August 31, 2015	6,466,513	$288,857

In June 2014, as further disclosed in Note 11(b)(iii), the Company issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit (“Unit”) pursuant to a security purchase agreement (the “US$ Unit Offering”) for gross proceeds of $4,331,200 (US$4,000,000). Each Unit is comprised of a common share and 0.70 of a common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2015 is US$0.5264.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of the warrant component of the Unit has been classified as a financial liability at FVTPL and recorded at fair value at the time of issuance, and was re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

The assumptions used in the Black-Scholes pricing model at each reporting date are as follows:

	August 31,	August 31,
	2015	2014

Risk-free interest rate	0.93%	2.11%
Expected life (years)	5.8	6.8
Expected volatility	64%	66%
Expected dividend yield	Nil	Nil

10.	Site Closure and Reclamation Provision

A summary of the changes in the site closure and reclamation provision is set out below:

	August 31,	August 31,
	2015	2014

Balance - beginning of year	$236,600	$236,600
Increase in provision for site closure and reclamation costs	27,000	-

Balance – end of year	$263,600	$236,600

Avalon Rare Metals Inc.	Page F-27

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

10.	Site Closure and Reclamation Provision (continued)

As at August 31, 2015, the current estimated closure costs to reclaim the Company’s Nechalacho exploration camp site at Thor Lake and the Warren Township exploration site are $250,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred over the years of 2038 and 2039. The expected undiscounted future cash flow is estimated to be $508,000 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

11.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance – September 1, 2012	103,621,986	$149,045,671
Issued pursuant to exercise of options	175,000	334,053

Balance – August 31, 2013	103,796,986	$149,379,724
Issued pursuant to:
prospectus offerings (i) (ii) (iii) (iv)	22,186,700	10,267,476
other arrangement (v)	10,000	6,371
exercise of options	350,000	443,481
Issuance costs – common shares issued	-	(684,474)
Issuance costs – compensation warrants issued	-	(60,780)
Other issuance costs - cash	-	(682,542)
Price premium of flow-through shares issued	-	(115,771)

Balance – August 31, 2014	126,343,686	$158,553,485
Issued pursuant to:
equity offerings (i) (vi) (vii)	26,391,796	7,936,631
exercise of options	50,000	15,282
Issuance costs – cash	-	(1,075,249)
Issuance costs – compensation warrants issued	-	(92,761)
Price premium of flow-through shares issued	-	(641,397)

Balance – August 31, 2015	152,785,482	$164,695,991

i)

In September 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

Avalon Rare Metals Inc.	Page F-28

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

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

Pursuant to the Sales Agreement, as at August 31, 2014, the Company had issued 2,860,389 common shares for gross proceeds of $2,166,337 (US$2,001,401) and paid cash commissions totaling $64,990 (US$60,042). During the year ended August 31, 2014, the Company has also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $399,032, of which $162,568 has been recognized as share issuance costs as at August 31, 2014, and the balance of $236,464 has been recorded as prepaid transaction costs. These costs will be charged as share issuance costs against future proceeds raised on a pro rata basis as the balance of the US$6,098,599 in additional common shares are sold and issued under the First Supplement.

During the year ended August 31, 2015, the Company has issued 6,567,791 common shares for gross proceeds of $1,689,051 (US$1,438,515) pursuant to the Sales Agreement and paid cash commissions totaling $50,671 (US$43,155). The Company has also incurred other ongoing issuance costs of $127,051. As at August 31, 2015, the Company estimated that the remaining proceeds to be raised under the First Supplement to be approximately US$200,000. Accordingly, the Company has recognized a pro rata share of the prepaid transaction costs of $219,207 as share issuance costs for the year ended August 31, 2015. As at August 31, 2015, the balance of the prepaid transaction costs is $17,257.

The Sales Agreement expired in October 2015.

ii)

In November 2013, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of $2,954,000 (US$2,800,000) (the "Initial Purchase") plus additional purchases totaling 600,000 common shares for additional proceeds of $370,403 (US$337,060). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and would issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 96,049 common shares have been issued as at August 31, 2014).

The Company had the right, in its sole discretion, to sell up to an additional US$26,862,940 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares would be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company had control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC was obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There were no upper price limitations but the closing price of the common share on the NYSE MKT must not be less than US$0.50 on the purchase date), negative covenants or restrictions on the Company's future financing activities. The Company had the right to terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC had also agreed not to cause or engage in any manner whatsoever, in any direct or indirect short selling or hedging of the common shares.

Avalon Rare Metals Inc.	Page F-29

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing). The Company could file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

During the year ended August 31, 2014, the Company had also incurred other issuance costs (primarily related to the preparation of the Purchase Agreement and prospectus supplement) of $163,840 in connection with the completion of the Initial Purchase which have been recognized as share issuance costs.

The Company did not issue any common shares under the Purchase Agreement during the year ended August 31, 2015, and no additional common shares will be issued under the Purchase Agreement as the Company’s base shelf prospectus dated September 10, 2013 expired in October 2015.

iii)

In June 2014, the Company completed the US$ Unit Offering as disclosed in Note 9 and issued 9,237,875 Units of the Company at a price of $0.469 (US$0.433) per Unit pursuant to the security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each Unit is comprised of a common share and 0.70 of one US$ Warrant. Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2015 is US$0.5264.

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

iv)

In July 2014, the Company completed a private placement (the “Private Placement”) and issued 1,653,866 flow-through common shares (“Flow-Through Shares”) at $0.60 per share and 2,445,000 non flow-through units (“Non Flow-Through Units”) at $0.48 per Non Flow-Through Unit for total gross proceeds of $2,165,920, of which an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units were issued to certain directors and officers of the Company. Each Non Flow- Through Unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at an exercise price of $0.60 per share commencing on January 2, 2015 until July 2, 2017.

Avalon Rare Metals Inc.	Page F-30

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

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

v)

In March 2014, the Company entered into a participation agreement (the "Participation Agreement") with the Northwest Territory Métis Nation ("NWTMN") for the Nechalacho REE Project. Pursuant the Participation Agreement, the Company issued an aggregate of 10,000 common shares of the Company (at a value of $6,371) and agreed to grant an aggregate of 20,000 non-transferrable common share purchase warrants of the Company to the NWTMN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. The common share purchase warrants will be issued in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones, will have a term of five years, will have an exercise price based on the then current market price of the Company's common shares at the date of issue of the warrants, and will be subject to certain restrictions on resale. To date, none of the common share purchase warrants have been issued. The fair value of the common shares issued have been capitalized as part of the costs for the Nechalacho REE Project.

vi)

In December 2014, the Company completed a private placement (the “December 2014 Private Placement”) and issued 8,981,781 flow-through common shares at $0.27 per share for gross proceeds of $2,425,081, of which 185,000 flow-through shares were issued to Mr. Donald Bubar, who is a director and the President and CEO of the Company.

In connection with the 2015 Private Placement, the Company paid finders’ fees of $142,508, incurred other issuance costs of $23,652 and issued 527,806 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.27 per share from June 20, 2015 to December 19, 2016. The estimated fair value of the compensation warrants totaled $32,618. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.01%; expected life of 2.0 years; and expected volatility of 62%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $449,089 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 19, 2014.

During the quarter ended February 28, 2015, the Company renounced CEE of $2,425,081 to the subscribers of the flow-through shares with the effective date of December 31, 2014.

As at August 31, 2015, the Company has incurred CEE of $1,876,977 related to the December 2014 Private Placement and the balance of $548,104 is to be incurred by December 31, 2015. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $347,589 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability.

Avalon Rare Metals Inc.	Page F-31

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

vii)

In May 2015, the Company completed a prospectus offering (the “Prospectus Offering”) and issued 6,410,254 flow-through common shares at $0.39 per share and 4,431,970 Units at $0.34 per Unit (the “Unit Price”) for total gross proceeds of $4,006,869, of which 50,000 Units were issued to the spouse of Mr. Donald Bubar. Mr. Bubar is a director and the President and CEO of the Company. Each Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.425 per share, until November 27, 2016.

The fair value of the warrant component of the Unit was estimated at $0.0502. Using the relative fair value method, $0.2984 and $0.0416 of the Unit Price was allocated to the share component and the warrant component of the Unit respectively. The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.63%; expected life of 1.5 years; and expected volatility of 69%.

In connection with the Prospectus Offering, the Company paid cash commission of $240,412, incurred other issuance costs of $296,451 and issued 650,533 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.34 per share until November 27, 2016. The estimated fair value of the compensation warrants totaled $63,044. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.63%; expected life of 1.5 years; and expected volatility of 69%.

Cash issuance costs and the estimated fair value of the compensation warrants were allocated on a pro-rata basis between the warrants and common shares issued as part of the Prospectus Offering. The warrants issued as part of the Units were allocated $24,703 and $2,901 of the cash issuance costs and the value of the compensation warrants, respectively. The remaining $512,160 of the cash issuance costs and $60,143 of the value of the compensation warrants were allocated to the common shares issued as part of the Prospectus Offering.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $192,308 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on May 27, 2015.

Avalon Rare Metals Inc.	Page F-32

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2012	10,000		$1.480
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.750

Balance – August 31, 2013	20,000		$1.115
Issued pursuant equity offerings (b(iv))	1,222,500		0.600
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.490

Balance – August 31, 2014	1,252,500	(1)	$0.607
Issued pursuant to equity offerings (b(vii))	2,215,985		0.425
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.210

Balance – August 31, 2015	3,478,485	(1)	$0.490

(1) Does not include the 6,466,513 US$ Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.5 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 9, the Company also has 6,466,513 US$ Warrants outstanding as at August 31, 2015, with an adjusted exercise price of US$0.5264 per share. These US$ Warrants are exercisable until June 13, 2021.

The Company is also required to issue the following warrants:

i)	as disclosed in Note 7(a), issue 10,000 warrants to the DKFN on the next anniversary of the effective date of the Accommodation Agreement (July 31, 2016); and

ii)	as disclosed in Note 11(b), issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

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

Avalon Rare Metals Inc.	Page F-33

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2012	8,000,250	$3.21
Granted	2,240,000	1.31
Exercised	(175,000)	1.20
Expired	(625,000)	5.64
Forfeited	(855,000)	2.14

Balance – August 31, 2013	8,585,250	$2.59
Granted	2,530,000	0.66
Exercised	(350,000)	0.72
Expired	(825,000)	1.50
Forfeited	(1,310,000)	3.78

Balance – August 31, 2014	8,630,250	$2.02
Granted	2,620,000	0.27
Exercised	(50,000)	0.22
Expired	(1,200,250)	1.94
Forfeited	(225,000)	2.51

Balance – August 31, 2015	9,775,000	$1.56

As at August 31, 2015, there were 6,570,000 options vested (August 31, 2014 – 4,990,250, August 31, 2013 – 4,994,000) with an average exercise price of $1.89 per share (August 31, 2014 - $2.63, August 31, 2013 - $2.85), that were exercisable.

During the year ended August 31, 2015, an aggregate of 50,000 (2014 - 350,000, 2013 – 175,000) stock options were exercised at the weighted average exercise price of $0.22 per share (2014 - $0.72, 2013 – $1.20) . The weighted average closing market share price on the date preceding the date of exercise was $0.36 per share (2014 – $0.80, 2013 - $1.01) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the year ended August 31, 2015 was $978,358 (2014 - $549,372, 2013 - $2,674,677), of which $98,730 (2014 - $172,125, 2013 - $36,227) was capitalized to property, plant and equipment, $87,812 (2014 - $30,018, 2013 - $567,453) was capitalized as exploration and evaluation assets, $2,936 (2014 - $133, 2013 - $7,852) was charged to operations as general exploration expenses, with the balance of $788,880 (2014 - $347,096, 2013 - $2,063,145) charged to operations as share based compensation expense.

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

Avalon Rare Metals Inc.	Page F-34

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

The weighted average assumptions for grants during the years ended August 31, 2015, August 31, 2014 and August 31, 2013 are as follows:

	August 31,	August 31,	August 31,
	2015	2014	2013

Exercise price	$0.27	$0.66	$1.31
Closing market price on day preceding date of grant	$0.27	$0.66	$1.31
Risk-free interest rate	0.94%	1.45%	1.26%
Expected life (years)	3.1	3.9	3.9
Expected volatility	64%	73%	85%
Expected dividend yield	Nil	Nil	Nil
Grant date fair value	$0.12	$0.36	$0.80
Forfeiture rate	17%	15%	11%

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2015:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.62	300,000	300,000	0.7 years
$4.00 - $4.99	700,000	650,000	0.9 years
$3.00 - $3.99	575,000	512,500	1.1 years
$2.00 - $2.99	675,000	575,000	1.3 years
$1.00 - $1.99	2,050,000	1,556,250	2.0 years
$0.50 - $0.99	2,555,000	1,128,750	3.3 years
$0.21 - $0.49	2,920,000	1,847,500	3.7 years

	9,775,000	6,570,000

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at August 31, 2013, August 31, 2014 and August 31, 2015:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – August 31, 2012 and August 31, 2013	-	$-
Issued pursuant equity offerings (b(iii))	554,273	0.61

Balance – August 31, 2014	554,273	0.61
Issued pursuant to equity offerings (b(vi)(vii))	1,178,339	0.31

Balance – August 31, 2015	1,732,612	$0.45	(1)

(1)

554,273 of the compensation warrants outstanding as at August 31, 2014 and throughout the year ended August 31, 2015 are denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ has been reflected in the weighted average exercise price as at August 31, 2015.

Avalon Rare Metals Inc.	Page F-35

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

11.	Share Capital (continued)

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at August 31, 2015, the Company has the following compensation warrants outstanding:

(i)	554,273 compensation warrants with an exercise price of US$0.56 per common share, which are exercisable until June 13, 2017;

(ii)	527,806 compensation warrants with an exercise price of $0.27 per common share, which are exercisable until December 19, 2016;

(iii)	650,533 compensation warrants with an exercise price of $0.34 per common share, which are exercisable until November 27, 2016.

12.	Write-off of Land Acquisition Option Payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during the year ended August 31, 2014. The Company had entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during the year ended August 31, 2014. This new option expired on December 14, 2014. Payments totaling $212,960 were paid for the new purchase option and this amount has been written off during the year ended August 31, 2015.

13.	Capital Management

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)	to raise sufficient capital to finance its development activities on its Nechalacho REE Project; and

(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

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

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2015.

14.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions (other than those disclosed in Note 11(b)(iv), (vi), and (vii) with related parties during each of the years ended August 31, 2015, 2014 and 2013.

Avalon Rare Metals Inc.	Page F-36

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

14.	Related Party Disclosures (continued)

b)	Compensation of key management personnel

The remuneration of directors and other key members of the Company’s senior management team during the years ended August 31, 2015, August 31, 2014 and August 31, 2013:

	August 31,	August 31,	August 31,
	2015	2014	2013

Salaries, benefits and directors’ fees	$1,957,710	$2,539,867	$3,282,444
Share based compensation(1)	691,224	239,021	1,946,091

	$2,648,934	$2,778,888	$5,228,535

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

15.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

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

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2015. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two major Canadian chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Avalon Rare Metals Inc.	Page F-37

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

15.	Financial Instruments (continued)

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

As at August 31, 2015, the Company has current assets of $6,352,005 and current liabilities of $1,671,454. The adjusted working capital of the Company is $5,263,216 (calculated by adding back the deferred flow-through share premium of $293,808 and the liability for warrants denominated in foreign currency of $288,857 to the net current assets of $4,680,551). As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides more useful information in assessing the Company’s liquidity risk.

Repayments due by period as of August 31, 2015:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$1,088,789	$-	$-	$1,088,789
Operating lease obligations	303,887	626,374	420,062	1,350,323

	$1,392,676	$626,374	$420,062	$2,439,112

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at August 31, 2015, the Company had cash held in bank accounts of US$72,386 and accounts payable of US$12,017 denominated in US currency.

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

Sensitivity analysis

Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $5,247,738, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Avalon Rare Metals Inc.	Page F-38

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

15.	Financial Instruments (continued)

The Company had cash of US$72,386 in cash and accounts payable of US$12,017 denominated in US currency as at August 31, 2015 and its anticipated on-going expenditures to be transacted in US dollars for the next twelve month period is approximately US$350,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

16.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2015, August 31, 2014 and August 31, 2013 are as follows:

	August 31,	August 31,	August 31,
	2015	2014	2013
Share based compensation capitalized as property, plant and equipment (note 11d)	$98,730	$172,125	$36,227
Share based compensation capitalized as exploration and evaluation assets (note 11d)	87,812	30,018	567,453
Depreciation expense capitalized as property, plant and equipment	76,218	-	-
Depreciation expense capitalized as exploration and evaluation assets	1,351	-	-
Warrants issued pursuant to the Accommodation Agreement and capitalized as property, plant and equipment (note 7a)	1,184	2,849	5,348
Common shares issued pursuant to the Participation Agreement and capitalized as property, plant and equipment (note 11b)	-	6,371	-

	$265,295	$211,363	$609,028

Avalon Rare Metals Inc.	Page F-39

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

17.	Income Taxes

a)	Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31,	August 31,	August 31,
	2015	2014	2013

Net loss for the year before income taxes	$3,523,963	$5,846,352	$11,199,164
Combined Canadian federal and provincial tax rate	25.1%	25.2%	25.2%

Expected income tax recovery at statutory rates	884,515	1,473,281	2,822,189
Share based compensation	(198,009)	(87,468)	(519,913)
Non-deductible expenses	(6,279)	(9,144)	(11,709)
Non-allowable portion of capital loss	(26,726)	(22,063)	-
Exploration expenditures to be renounced	-	(134,294)	-
Share issuance costs	-	-	354,751
Non-taxable decrease in fair value of warrants denominated in foreign currency	359,373	121,042	-
Effect of different income tax rates than Canadian tax rate related to impairment loss of a foreign subsidiary	-	24,528	206,612
Losses and other deductions for which no benefit has been recognized	(665,285)	(1,250,111)	(2,851,930)

Deferred income tax recoveries	$347,589	$115,771	$-

b)	Income Tax Effect of Temporary Differences Recognized

The tax effects of temporary differences recognized as at August 31, 2015 and August 31, 2014 are as follows:

	August 31,	August 31,
	2015	2014
Deferred income tax assets
Exploration and evaluation assets	$21,540,948	$21,391,552
Scientific research and experimental developmental expenditures	4,068,527	3,946,503
	25,609,745	25,338,055
Deferred income tax liabilities
Property plant and equipment	(25,609,475)	(25,338,055)

Net deferred income tax assets	$-	-

Avalon Rare Metals Inc.	Page F-40

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

17.	Income Taxes (continued)

c)	Income Tax Temporary Differences Not Recognized

The deductible income tax temporary differences that have not been recognized as deferred income tax assets as at August 31, 2015 and August 31, 2014 are as follows:

	August 31,	August 31,
	2015	2014

Non-capital loss carryforwards	$23,920,739	$20,435,716
Scientific research and experimental developmental expenditures	11,158,486	11,707,030
Share issuance costs	1,847,704	2,470,581
Capital loss carry forwards	2,294,535	2,081,575

Deductible temporary differences not recognized	$39,221,464	$36,694,902

The Company also has non-refundable investment tax credit carry forwards of $5,817,339 (2014 - $5,817,339), which has not been recognized as a deferred income tax asset.

d)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $22,253,000 (2014 - $18,768,000, 2013 - $14,582,000,) available to reduce future years’ Canadian taxable income. These losses will expire as follows:

2026	$156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000
2033	4,151,000
2034	4,211,000
2035	3,507,000

The Company also has net operating losses of approximately $1,668,000 (2014 - $1,668,000, 2013 - $10,000) to reduce future years’ U.S. taxable income. These losses will expire as follows:

2031	$5,000
2032	2,000
2033	3,000
2034	1,658,000

e)	Capital Losses

The Company has capital losses carried forward of approximately $2,295,000 (2014 - $2,082,000, 2013 - $1,906,000) available to reduce future years’ Canadian taxable capital gains.

Avalon Rare Metals Inc.	Page F-41

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

17.	Income Taxes (continued)

g)	Non-refundable Investment Tax Credits

The Company has non-refundable investment tax credits of $5,817,000 (2014 - $5,817,000, $2013 - $5,640,000) available to reduce future years’ Canadian federal income tax payable. These credits will expire as follows:

2018	$44,000
2019	72,000
2020	14,000
2024	24,000
2025	19,000
2026	63,000
2027	133,000
2028	72,000
2029	361,000
2030	490,000
2031	1,045,000
2032	2,235,000
2033	1,006,000
2034	239,000

18.	Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31,	August 31,	August 31,
	2015	2014	2013

Weighted average number of common shares used in the calculation of basic loss per share	139,893,312	112,724,520	103,683,356
Diluted impact of warrants	-	-	-
Diluted impact of stock options	-	-	-

Weighted average number of common used in the calculation of diluted loss per share	139,893,312	112,724,520	103,683,356

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2015 was $3,176,374 (2014 - $5,730,581, 2013 - $11,199,164).

As at August 31, 2015, the Company had 11,677,610 (2014 - 8,273,286, 2013 – 20,000) warrants and 9,775,000 (2014 - 8,630,250, 2013 - 8,585,250) stock options outstanding. These warrants and options could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2015, August 31, 2014 and August 31, 2013.

Avalon Rare Metals Inc.	Page F-42

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2015, 2014 and 2013

19.	Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2016	$303,887
2017	311,327
2018	315,047
2019	315,047
2020 and thereafter	105,015

20.	Commitments

Pursuant to the subscription agreements entered into for the 2015 Private Placement and the Prospectus Offering, the Company is required to incur additional CEE of $400,000, $548,104 and $2,099,999 by September 30, 2015, December 31, 2015, and December 31, 2016, respectively.

21.	Events After the Reporting Period

Subsequent to the year ended August 31, 2015, the Company:

a)	issued 1,553,724 common shares for gross proceeds of $248,086 (US$187,696) and paid cash commissions totaling $7,443 (US$5,631) pursuant to the Sales Agreement;

b)

granted an aggregate of 140,000 stock options with a weighted average exercise price of $0.17 per share to certain employees and consultants of the Company. The weighted average contract life of these options was 3.9 years;

c)	had 150,000 stock options with a weighted average exercise price of $2.13 forfeited;

d)	had 75,000 stock options with a weighted average exercise price of $1.80 per share expire; and

e)
announced its intention to delist its common shares from trading on the NYSE MKT by filing SEC Form 25 within 10 days of the announcement. The effective date of delisting is expected to be 10 days after the filing of Form 25.

Avalon Rare Metals Inc.	Page F-43