Form 20-F
period 2016-08-31
Avalon Advanced Materials Inc.
filed 2016-11-29
CIK 1362898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2016

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______________

Commission file number: 001-35001

AVALON ADVANCED MATERIALS INC.
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

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 179,524,206 common shares as at August 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ]       No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X]     No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

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

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or “Avalon” refers to Avalon Advanced Materials Inc..

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

  grade of ore;
  rare metal and by-product commodity prices;
  metallurgical recoveries;
  operating costs;
  achievement of current timetables for development;
  strength of the global economy;
  availability of additional capital; and
  availability of supplies, equipment and labour.

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
  risks related to the Company’s need for additional financing;
  risks related to any joint venture or strategic alliances that may be entered into by the Company;
  risks related to the progression of the Separation Rapids Lithium Project to a positive feasibility stage;

  risks related to securing product off-take agreements on a timely basis;
  risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) and the Separation Rapids Lithium Project for which known metallurgical processes have not previously been applied;
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
  risks related to the demand for lithium and fluctuations in its pricing;
  risks related to competition and the actions of competitors;
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
  uncertainties involving uninsured risks;
  risks related to possible shortages of supplies, equipment and labour;
  risks related to the Company’s ability to attract and retain qualified management and technical personnel;
  uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
  risks inherent to the competitive nature of the mineral industry;
  risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
  risks related to the availability and reliability of adequate infrastructure;
  risks and hazards inherent to the mineral industry;
  risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
  risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies;
  risks due to being a “passive foreign investment company” for U.S. purposes;
  risks related to fluctuations of currency exchange rates;
  risks related to share price volatility;
  risks related to dilution of existing shareholders;
  risks related to not paying cash dividends;
  risks related to being a non-US corporation; and
  risks related to there being no market for the Company’s warrants.

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

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended August 31, 2016, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles.

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

Decrepitation

The shattering of minerals by the application of heat. In this instance it refers to the heating of the petalite to 1,050OC in order to convert the lithium to a form which can be dissolved by sulphuric acid after roasting

Diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimetres or more in diameter.

Electrodialysis

The transportation of salt ions from one solution through ion-exchange membranes to another solution under the influence of an applied electric potential difference. In this case it relates to lithium and sulphate ions reacting with hydrogen and hydroxide ions to form lithium hydroxide and sulphuric acid.

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

Greisen	A hydrothermal mineral deposit associated with granites consisting of a stockwork of mineralized veins and replacement zones in altered and mineralized granitic rocks

Hectare or ha	An area totaling 10,000 square metres or 2.47 acres.

Highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

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

Pegmatite	A coarse-grained granite, sometimes rich in rare elements such as uranium, tungsten, lithium, cesium, beryllium and tantalum.

Plagioclase	Any of a common rock-forming series of triclinic feldspars, consisting of mixtures of sodium and calcium aluminum silicates.

Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

Preliminary Economic	A study, other than a pre-feasibility or feasibility study, that includes an economic

Assessment or Scoping Study	analysis of the potential viability of mineral resources.

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

            For the years ended August 31, 2016, 2015, 2014, 2013 and 2012 we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.

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

            The table below sets forth selected consolidated financial data under IFRS as issued by the IASB, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. The information has been derived from our annual audited consolidated financial statements, including as set forth in “Item 18 - Financial Statements.”

            The tables below set forth selected consolidated financial data under IFRS for the years ended August 31, 2016, 2015, 2014, 2013, and 2012. In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	August 31,	August 31,	August 31,	August 31,	August 31,
	2016	2015	2014	2013	2012
Operating Revenues	$-	$-	$-	$-	$-
Loss before other items	(3,539,645)	(3,176,374)	(5,730,581)	(11,199,164)	(11,152,194)
Net Loss and Total Comprehensive Loss for the Year	(3,539,645)	(3,176,374)	(5,730,581)	(11,199,164)	(11,152,194)
Loss per Share, Basic and Diluted	(0.02)	(0.02)	(0.05)	(0.11)	(0.11)
Total Assets	118,515,050	119,223,274	116,837,367	111,845,946	124,081,323
Total Liabilities	1,498,030	1,935,054	3,742,967	2,878,631	6,804,869
Share Capital	167,181,354	164,695,991	158,553,485	149,379,724	149,045,672
Total Equity	117,017,020	117,288,220	113,094,400	108,967,315	117,276,454
Weighted Average Number of Common Shares Outstanding	167,184,272	139,893,312	112,724,520	103,683,356	103,224,070
Dividends declared	Nil	Nil	Nil	Nil	Nil

Exchange Rates

            The following table sets forth the average exchange rates for the Canadian Dollar and U.S. Dollar for the five most recent financial years indicated based on the noon buying rate per the Bank of Canada (1 Canadian dollar = US$X), calculated by using the average of the exchange rates on the last day of each month during each financial year.

Year Ended August 31,	Average
2012	US$	0.9929
2013	US$	0.9848
2014	US$	0.9276
2015	US$	0.8202
2016	US$	0.7552

            The following table sets forth the high and low exchange rate for the past six months. As of November 23, 2016, the exchange rate was US$0.7409 for each CDN$1.

Month	High		Low
May 2016	US$	0.7991	US$	0.7595
June 2016	US$	0.7899	US$	0.7608
July 2016	US$	0.7793	US$	0.7544
August 2016	US$	0.7834	US$	0.7576
September 2016	US$	0.7798	US$	0.7530
October 2016	US$	0.7689	US$	0.7444

B. Capitalization and Indebtedness

            Not Applicable.

C. Reasons for the Offer and Use of Proceeds

            Not Applicable.

D. Risk Factors

            An investment in securities of Avalon is highly speculative and involves significant risks. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to world prices for rare metals, rare earth elements (“REE”), lithium and other specialty minerals and the economic forces that influence capital markets. Any one of the following risk factors could materially affect business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to Avalon. Additional risks and uncertainties not currently identified by Avalon or that Avalon currently believes not to be material also may materially and adversely affect Avalon’s business, financial condition, operations or prospects.

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

We have no history of mineral production.

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

Additional financing will be needed for our business operations and there are no guarantees that we will be able to raise sufficient funds.

            The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of January 2017, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mineral industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, and could require the Company to reduce general and administrative expenses or impair the Company’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

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

The Preliminary Economic Assessment of the Separation Rapids Lithium Project is preliminary in nature and there is a risk that this project will not continue to a positive feasibility stage.

            The Preliminary Economic Assessment (“PEA”) of the Separation Rapids Lithium Project is preliminary in nature, as the metallurgical processes developed require further work to confirm that a commercially acceptable product can be consistently produced and sold in the marketplace , and there is no certainty that the preliminary economic assessment model will be realized. There is no assurance that the Company will be able to obtain the financing necessary or gathering all the technical information needed to support the completion of a feasibility study. Even if a feasibility study is completed there is no assurance that the economic scenario envisioned therein will be sufficiently positive to warrant execution of the project.

We will need to enter into off-take agreements and failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the both the Nechalacho and Separation Rapids Projects.

            The Company intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho and Separation Rapids Projects in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of either Project.

The ore types at both the Nechalacho Project and Separation Rapids Project are unique and there is a risk that the metallurgical process that we anticipate using will not perform at commercial scale as expected.

            The ore types on both projects are unique for which well-established metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench and pilot scale will not perform at commercial scale as expected. The failure of such metallurgical process, could materially and adversely affect the Company’s expected project development and production schedules.

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

            The Company will need to enter into agreements with applicable Aboriginal groups to complete the development of the Separation Rapids Lithium Project. The Project is located in the traditional land use area of the Wabaseemoong Independent Nations (“WIN”) for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the Project was reactivated in 2013. Avalon management has been keeping WIN leadership informed on Project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on Project business opportunities. The Company has also initiated dialogue with the Métis Nation of Ontario who hold Aboriginal rights in the area.

We may need to acquire additional properties for our hydrometallurgical plant and separation plant, which may significantly delay the development of the Nechalacho Project as a whole.

            As part of the Nechalacho Project, in the current Feasibility Study (“FS”), the Company planned for a hydrometallurgical plant to be located at Pine Point, 85 kilometres east of Hay River, Northwest Territories and a rare earth refinery to be located in Geismar, Louisiana. It is presently considering alternative sites for both facilities. Any grants and surface leases, if granted, may be subject to the rights of holders of exploration claims or other subsurface rights, which may be inconsistent with the use of the property for the hydrometallurgical plant. In addition, economic factors such as power cost and infrastructure factors such as the adequacy of road and/or rail access may cause the Company not to proceed with acquiring the Pine Point surface leases.

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

            In addition the Company will also need to obtain a parcel of land similar to the previously identified land parcel in Geismar, Louisiana, or elsewhere, to build its own rare earth refinery.

Our feasibility study relies upon estimates based on assessments of market conditions and available technical information concerning the Nechalacho Project, which are only historical projections and are inherently uncertain.

            The Company’s expected production schedules, capital costs, engineering and construction estimates and operating costs which are included in this Annual Report are contained in the Feasibility Study which was completed in 2013. The FS relied upon estimates based on assessments of market conditions at that time and available technical information concerning the Nechalacho Project. Accordingly, the results indicated by the FS are historical projections only and are inherently uncertain. In particular, actual capital costs may significantly exceed those estimated by the FS, and engineering and construction estimates and schedules set forth in the FS may prove materially inaccurate.

            Anticipated operating costs and production schedules set forth in the FS are based upon a variety of factors, including:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of REE and other minerals from the ore;
  cash operating costs of comparable facilities, supplies/consumables and equipment;
  anticipated climatic conditions; and
  forecasts for foreign exchange markets, and discount rates.

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

            The Company’s revenues, if any, from the Nechalacho Project and Separation Rapids Project, are expected to be derived in large part from the mining and sale of rare metals and minerals. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control, including international economic and political conditions (such as the complaint filed with the World Trade Organization and won by the United States, the European Union and Japan against China’s REE export restrictions in 2014), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of lithium, REE and other rare mineral substitutes; lithium, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of rare metals and minerals and therefore the Company’s ability to finance the construction of the Nechalacho Project, pursue the East Kemptville Project or Separation Rapids Lithium Project and economic viability of the Company’s operations cannot be accurately predicted.

            REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Prices have not recovered since then. Many consumers continue to be concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China. In early 2015, China replaced its rare earth export quota system with an export licensing system as a response to a ruling by the WTO on China’s export practices. It is believed that the new licensing system will allow China to manage and control exports more closely and with less transparency than there was under the export quota system. This is expected to create more uncertainty around security of supply for consumers outside China. It has been reported that the Chinese government has selected six companies to consolidate and control the rare earth industry in China, but it has not been able to control the illegal production, processing and sale of Chinese rare earths. Illegal production is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. Markets for rare earth elements remain quiet with prices falling some 30-50% in 2015 despite a 7% increase in overall demand. Overall supply is estimated by IMCOA to have increased some 9% due mainly to increased illegal production in China. This market downturn has resulted in the bankruptcy of at least two potential new producers outside China and a dramatic decline in investor interest, which has significantly reduced the amount of capital available for new rare earths development projects like Nechalacho.

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

Volatility in lithium prices and lithium demand may make it commercially unfeasible for the Company to develop its Separation Rapids Lithium Project.

            The development of the Separation Rapids Lithium Project is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then the Company’s ability to develop its Separation Rapids Project will be adversely affected. The Company’s lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond its control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company’s lithium activities not producing an adequate return on invested capital to be profitable or viable.

We operate in a highly competitive industry and some of our competitors may engage in predatory pricing behaviour or manipulation of the available supply of REE, tin or lithium.

            An increase in the global supply of rare metal and REE products, tin and lithium, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project, the Separation Rapids Lithium Project or the East Kemptville Project. The pricing and demand for rare metal and REE products, tin and lithium is affected by a number of factors beyond the Company’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world’s supply of REE. It has in recent years reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in REE scarcity and significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Prices have not yet materially recovered. Higher rare earth prices have caused a number of companies to engage in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project, the East Kemptville Project the Separation Rapids Lithium Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE, tin and/or lithium. Any increase in the amount of rare earth products exported from China or from mines outside China, or produced in Indonesia and China in the case of tin or South America or Australia in the case of lithium, and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project or our ability to further pursue, the East Kemptville Project or the Separation Rapids Lithium Project. As a result of these factors, the Company may not be able to compete effectively against future competitors.

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
  increases in the capital or operating costs of the mine;
  changes in the life-of-mine plan;
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

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore;
  conduct environmental, social, economic and technical studies; and
  construct, renovate or expand mining and processing facilities.

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

  environmental protection;
  management, transportation and use of toxic, hazardous and/or radioactive substances and explosives;
  management of tailings and other wastes generated by the Company’s operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with native groups;
  labour standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

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

Mining and resource exploration is inherently hazardous and subject to conditions or events beyond our control, which could have a material adverse effect on our business and plans.

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

            Avalon’s most significant accounting estimates relate to the carrying value of the Company’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Company’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where impairment indicators exist, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Other significant estimates relate to accounting for stock based compensation and warrant valuation. Option and warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year, or of the value of the Company’s warrants denominated in foreign currency.

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

We believe that we may be a "passive foreign investment company" for the current taxable year which may result in materially adverse United States federal income tax consequences for United States investors.

            U.S. investors in the Company’s common shares and warrants should be aware that the Company believes it was classified as a “passive foreign investment company” (a “PFIC”) under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended during its tax year ended August 31, 2016, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it may result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

            A U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, if the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Alternatively, a U.S. taxpayer may make a “mark-to-market election” (a “Mark-to-Market Election”) if the Company is a PFIC and the common shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a Mark-to-Market Election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the common shares.

            This risk factor is qualified in its entirety by the discussion herein under the heading “Certain United States Federal Income Tax Consequences.”

            Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares and warrants.

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

Our Common Shares have experienced volatility in share price and there can be no assurance that an active market for the Company’s securities will be sustained.

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

            The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. Furthermore, the voluntary delisting of the Company’s common shares from the NYSE MKT in 2015 could result in a less active market for the Company’s common shares. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

  changes in the overall market for those securities;
  changes in the Company’s financial performance or prospects;

  changes or perceived changes in the Company’s creditworthiness;
  the prospects for companies in the Company’s industry generally;
  the number of holders of those securities;
  the interest of securities dealers in making a market for those securities; and
  prevailing interest rates.

Item 4. Information on the Company

A. History and Development of the Company

            The Company was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act (“BCA”) under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Company and Meadfield Mining Corp..

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

            On February 24, 2016, the Company changed its name to Avalon Advanced Materials Inc..

            The Company’s head and registered office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, (416) 364-4938.

            The Company is a reporting issuer in all of the provinces (except for the Province of Quebec) and territories of Canada. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange in Canada (the “TSX” or the “Exchange”) under the symbol “AVL”, trade on the OTCQX® Best Market (the “OTCQX”) in the United States under the symbol “AVLNF” and are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

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

            The Company is in the process of exploring or developing four of its six mineral resource projects. For at least the last three fiscal years the Company has expended substantially all of its efforts on the development of its Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”), the East Kemptville Tin-Indium Project and Separation Rapids Lithium Project. The Company’s principal capital investments have been in its resource properties, with expenditures totalling $4,085,283, $3,485,658, and $9,561,375 in Fiscal 2016, 2015, and 2014 respectively.

            Nechalacho Project

            The Company completed its feasibility study (“FS”) on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced project. A preliminary site preparation water license and land use permit has been issued which provides approval for first year site preparation work at the Nechalacho site. Full construction and operational license and permit for the Nechalacho site will take approximately 4-6 months to obtain once the Company commences the final application process.

            Since the completion of the FS, Avalon has been focused on optimization work on the project development model, including metallurgical process optimization work and mine plan optimization. This has included work on recovery of other mineral products, notably zirconium. Although preliminary estimates of the capital and operating costs associated with these new processes may be higher than those contained in the FS, it is anticipated that the increased revenues from the additional “heavy” rare earths, europium through lutetium (“HREE”) production may yield an overall improvement in project economics. Demand for some of the other rare metals present in the Nechalacho resource such as zirconium, may see demand increases to justify further work on product development. Markets for rare earth elements, however, remain quiet with prices falling some 30-50% in 2015 despite a 7% increase in overall demand. Overall supply is estimated by IMCOA to have increased some 9% due mainly to increased illegal production in China. This market downturn has resulted in the bankruptcy of at least two potential new producers outside China and a dramatic decline in investor interest, which has significantly reduced the amount of capital available for new rare earths development projects like Nechalacho. Consequently, expenditures on Avalon’s Nechalacho Project have remained minimal in 2016.

            Separation Rapids Lithium Project

            On the Separation Rapids Lithium Project, test work completed in 2014-15 confirmed the potential for producing a high purity petalite (lithium mineral) concentrate from the ore through a single process stream. It has also successfully produced a marketable feldspar by-product. Other potential by-products in the resource include tantalum and rubidium. Small test samples of the petalite product were sent to a number of potential customers in the glass-ceramics industry for analysis. These customers subsequently confirmed that the quality of the samples meets their requirements and requested larger trial quantities for further evaluation.

            Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in consumption of lithium. There is general consensus among industry analysts that demand for lithium will at least double over the next 10 years and that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand. Several companies in the lithium business have already expressed interest in participating in the future development of the Separation Rapids Project. The potential exists for the Company to serve both the glass-ceramics and the battery materials markets going forward as the petalite mineral concentrate (which represents the final product for the glass-ceramics industry) is the intermediate product for making a battery material.

            During 2016 the Company designed an innovative hydrometallurgical process to produce a lithium product from the petalite concentrate. The potential for production of high purity lithium hydroxide was demonstrated in the 2015 work program and a scaled-up test to further evaluate this process and generate cost information for a PEA focused on the battery materials market opportunity was completed.

            In addition to the extensive environmental baseline work previously completed, tailings analysis test work was completed in 2016, and a tailing management facility and water treatment system were designed for the updated process flowsheet. Work was advanced related to open pit mine design that allowed a waste rock management strategy to be developed. Any mitigation required for potential impacts to aquatic habitat near the site will be prepared for project permitting. No Species at Risk Act concerns were identified at the site, though additional baseline work may be required for the access road and potential power transmission line. The Company is also investigating alternatives for delivery of clean energy to the project site, utilizing local hydro-electric power generation capacity and/or power from waste wood products. Engagement with local indigenous peoples continued, including preliminary discussions related to the potential development of a new “run-of-river” hydro power generation facility on the English River near the Project site. Further studies on this possibility are planned.

            Subsequent to the year ended August 31, 2016, the Company completed a positive Preliminary Economic Assessment on the Separation Rapids Lithium Project, on which it had spent most of its efforts in fiscal 2016.

            The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. Contemporaneously with this filing, the Company is releasing its fourth comprehensive Sustainability Report entitled “Minerals for Transitioning Economies” (the "2016 Sustainability Report").

            The Company believes that industrial demand for its advanced materials products, including lithium compounds, REE and tin, is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.

B. Business Overview

Operations and Principal Activities

            The Company is a mineral exploration and development company with a primary focus on rare metals and minerals. Avalon presently owns six rare metals and mineral projects in Canada, three of which are under active development, but none of which are in production. It also owns royalty interests in two exploration projects which are not in production. For at least the last three years the Company has expended substantially all of its efforts on the development of Nechalacho Rare Earth Elements Project, its East Kemptville Tin-Indium Project and Separation Rapids Lithium Project.

            Nechalacho Project

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

            The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. The Company also recognizes that the Ttiticho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations: the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

            Avalon’s next steps are primarily focused on continuing its process optimization work and new product development, with a view to producing an updated technical report incorporating the results of such work. Other goals include completing the acquisition of the land use permit and water license, carrying out an additional pilot plant trial of the new hydrometallurgical plant flowsheet (to confirm reagent recycle performance), finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing.

            The key factors going forward influencing the timely execution of the Nechalacho Project are securing one or more strategic or financial partners, securing sufficient binding agreements for off-take to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction permits.

            Separation Rapids Lithium Project

            The Separation Rapids property consists of five mineral claims and one mining lease covering a combined area of approximately 1,455 hectares (3,600 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retained a 2.0% “NSR” interest in the property, which was acquired in 2012 by a wholly-owned subsidiary of the Company for $220,000. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials as well as lithium chemicals for the battery industry.

            Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in consumption of lithium. There is general consensus among industry analysts that demand for lithium will at least double over the next 10 years and that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand. Several companies in the lithium business have already expressed interest in participating in the future development of the Separation Rapids Project. The potential exists for the Company to serve both the glass-ceramics and the battery materials markets going forward as the petalite mineral concentrate (which represents the final product for the glass-ceramics industry) is the intermediate product for making a battery material.

            During 2016 the Company designed an innovative hydrometallurgical process to produce a lithium product from the petalite concentrate. The potential for production of high purity lithium hydroxide was demonstrated in the 2015 work program and a scaled-up test to further evaluate this process and generate cost information for a PEA focused on the battery materials market opportunity was completed.

            Subsequent to the year ended August 31, 2016, the Company completed a positive Preliminary Economic Assessment on the Separation Rapids Lithium Project, on which it had spent most of its efforts in fiscal 2016. With the completion of the PEA on lithium hydroxide production, next steps are oriented primarily toward pilot plant work , resource drilling and gathering all the technical information needed to support preparation of a feasibility study in 2017-18,, followed by operation of a demonstration scale production facility to secure customer acceptance of the products. Commercial operations could begin as early as 2020. The key factors going forward influencing the timely execution of the Project are: securing sufficient product offtake commitments to support Project financing; the availability of sufficient equity and/or debt financing and receipt of all requisite operating permits and approvals.

            The Company currently relies on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at August 31, 2016, the Company had adjusted working capital of $1,160,471 (which is calculated by adding back the deferred flow-through share premium of $96,617 and the liability for warrants denominated in foreign currency of $411,418 to the net current assets of $652,436). As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity. The Company also may potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

Significant Acquisitions and Significant Dispositions

            The Company has not made any significant acquisitions or dispositions since the end of its 2014 fiscal year.

Competition

            The mineral industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, exploration companies and other companies having financial and other resources far greater than those of the Company’s. The Company competes with other mineral development companies in connection with the acquisition of rare metals and mineral properties. In general, those properties with defined process flowsheets to produce a commercially acceptable product at a competitive cost have a competitive advantage for market access and access to development capital. Thus, a degree of competition exists between companies looking to acquire properties with such potential.

Dependence on Customers and Suppliers

            The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

Seasonality

            Certain of the Company’s operations are conducted in the NWT and northern Ontario. The weather during the spring and fall seasons can cause interruptions or delays in the Company’s operations. As a result, the preferable time for activities in these regions is the winter and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to mitigate the risks of forest fires.

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

See also Item 3. Key Information – D. Risk Factors – Regulations and Mining Law, Governmental Regulation.

Corporate Social Responsibility (“CSR”)

            Contemporaneously with the filing of this annual report, the Company released its fifth comprehensive Sustainability Report. The 2016 Sustainability Report is available for view or download on the Company’s website at: http://www.avalonadvancedmaterials.com. The 2016 Sustainability Report does not form part of this annual report.

            The 2016 Sustainability Report was prepared in accordance with the Global Reporting Initiative ("GRI") Version 4 guidelines for core reporting. In accordance with the guidance, in 2014 the Company conducted a detailed materiality assessment process identifying the topics that have the highest priority to the Company and its communities of interest. A review of this materiality assessment was completed in 2016 and no significant changes were identified. This report focuses on the social, safety, environmental and economic issues that are most material to the Company.

            The 2016 Sustainability Report also incorporates a self-assessment of Fiscal 2016 performance and sets targets for 2017 against the applicable Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31.

            In addition to the safety performance improvements and Minister of AANDC approval for the Nechalacho Project, the report and others highlight many other positive accomplishments such as the risk management program, management system development and environmental leadership in the development of REE effluent standards to name a few. This year, in response to commentary from readers and report reviewers, the report format is modified to allow a focused review in areas of interest while still providing detailed data for those who want more information. Avalon is committed to signing a Socio-Economic agreement with the Government of the Northwest Territories prior to starting construction of the Nechalacho Project and will continue to negotiate and implement Accommodation Agreements with the Company’s Aboriginal partners.

            To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets intermittently to review all of the Company’s sustainability-oriented work at all its projects. A meeting was held during Q4 Fiscal 2016.

C. Organizational Structure

            The Company has three directly wholly-owned subsidiaries - Nolava Minerals Inc. (“Nolava”) (a Delaware company), Avalon Rare Metals Ltd. (a Delaware company), and 8110131 Canada Inc. (“8110131”) (a Canada company). None of these subsidiaries has carried on any operations since their incorporation except for the staking and exploration of certain mining claims in Utah, USA by Nolava and the acquisition of certain royalties by 8110131.

D. Property, Plants and Equipment

            The Nechalacho Project and the Separation Rapids Lithium Project are the Company’s material properties.

Nechalacho Project

            1.    Current Technical Report

            The most recent technical report on the property is entitled “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013, and prepared by Tudorel Ciuculescu, M.Sc., P.Geo. of RPA, Kevin Hawton, P.Eng. of Knight Piesold Limited, and Bernard Foo, P.Eng., Richard Gowans, P.Eng., Christopher Jacobs, C.Eng., MIMMM, and Jane Spooner, P.Geo., all of Micon, each of whom is a qualified person pursuant to NI 43-101.

            2.    Property Description and Location

            The Nechalacho Deposit is situated on the Company’s Thor Lake property, located in Canada’s Northwest Territories (“NWT”), 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System (“NTS”) map sheet 85I/02 at approximately 62°06’30”N and 112°35’30”W (Zone 12, 6,886,500N, 417,000E - NAD83).

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

            3. Exploration History

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

            In 1976, Highwood Resources Ltd., (“Highwood”) in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property and the property was staked in 1976 and 1977. From 1976 to 1979, exploration programs included geological mapping, sampling and trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Nechalacho Deposit (referred to as the “Lake Zone” in the historic reports). This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REE.

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

            4. Geology and Mineralization

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

            5.   Exploration

            In 2005, Avalon conducted extensive re-sampling of archived Nechalacho Deposit drill core to further assess the yttrium and heavy REE resources on the property. In 2006, TetraTech-WEI (formerly Wardrop Engineering Inc.) (“TetraTech”) was retained to conduct a Preliminary Economic Assessment of the Nechalacho Deposit (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201-REP-R0001-03). In 2007, Avalon commenced further drilling of the Nechalacho Deposit. Apart from support of geoscience graduate theses which included mapping of the property, Avalon’s exploration activities at the site were confined to drilling.

            6.   Drilling

            Avalon has carried out the following drilling on the Nechalacho Deposit, summarized to August 31, 2015:

Year	Diameter	Drill holes	Metres
2007	BTW	13	2,440.47
	TOTAL	13	2,440.47
2008	NQ2	70	14,033.65
	TOTAL	70	14,033.65
2009	HQ	43	8,794.32
2009	NQ	26	5,476.78
	TOTAL	69	14,271.10
2010	HQ	86	23,840.43
2010	PQ	20	3,754.00
	TOTAL	106	27,594.43
2011	HQ	43	10,967.22
2011	NQ	21	3,923.96
2011	PQ	46	10,864.60
	TOTAL	110	25,755.78
2012	HQ	73	18,100.90
2012	PQ	13	3,160.45
	TOTAL	86	21,261.35
2013	HQ	16	2,977.30
	TOTAL	16	2,977.30
2014	HQ	15	3,135.00
2014	PQ	7	1,773.00
	TOTAL	22	4,908.00
Total to August 31, 2015		492	113,242.08

            Minor differences to previous tables disclosing historic drilling statistics are due to previous errors and decisions by the data compilers as whether to exclude or include abandoned holes with no assays.

            Resource estimates with the effective date of May 3, 2013 included drill results up to August 27, 2012 and the updated resource estimates, completed after the FS, included drill results up to March 2, 2013. See “Nechalacho Project - Mineral Resource Update”. There was no drilling done in 2015.

            7. Sampling, Analysis and Security of Samples

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

            Starting in winter 2010, a second drill was added, also using HQ core. This core was sampled as above. From July 2010 on, this rig was converted to PQ diameter core in order to obtain more metallurgical sample. This core, weighing about 18 kg per metre, was initially sawn in order to acquire an assay sample of about 1.5 kgs, with a second cut for a library sample of about 1.5 kg, leaving about 14 kg for metallurgical purposes. However, due to the hardness of the rock, it was deemed that sawing the core was impractical due to low productivity. Consequently a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and a library sample were split out and the remaining 3.3 mm material retained for metallurgical purposes. The results of the test that studied the particle size distribution and the homogeneity of the sample indicated that this was a satisfactory procedure for both assaying and metallurgy, and for mineralized intervals this PQ core procedure continued to be followed. For unmineralized core, a section was sawn off weighing about 3-5 kg per sample to avoid the cost of crushing whole core and the remaining core stored at site.

            Standards are inserted routinely every 15th sample with the primary laboratory and every 35th sample with the secondary laboratory. Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample. Samples are shipped by air from Thor Lake to Yellowknife. The standard shipment is 50 rice bags, or a total of 150 samples per shipment. The rice bags are zip-tied for security, and are met and unloaded in Yellowknife by a representative of a third-party expediter. The expediter takes the samples to its warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp, and accompanies the shipment. The samples are then taken by the expediter to the core processing lab facilities. At this point, the laboratories take custody of the samples. Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary. For samples from drill holes completed in 2007, every sample pulp was duplicated and sent to the secondary laboratory for check analyses. Subsequent to this (2008 to 2009), approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory. Standards are inserted in the duplicate sample stream by Avalon employees prior to shipping to the secondary laboratory.

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

            Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the “older holes”. These did not have internal Quality Assurance/Quality Control (“QA/QC”) and were analyzed for a limited set of elements; however, six of the old holes were reassayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario (“Lab 1”), and the secondary laboratory was in Vancouver, British Columbia (“Lab 2”). Samples were shipped to the Lab 1 facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Lab 2 in Vancouver for complete check analysis.

            For the 2008 winter and summer programs, the preparation laboratory was a different laboratory in Yellowknife, Northwest Territories (“Lab 3”) and the primary analytical laboratory was Lab 2 in Vancouver, British Columbia. A split of every tenth sample reject was sent to a different independent laboratory in Vancouver, British Columbia (“Lab 4”) for check analyses. All core was analyzed by Lab 2 using two analytical packages: Group 4A and Group 4B. Lab 4 analyzed the samples with the MS81 method. Lab 2’s Group 4A is a whole rock characterization package comprising four separate analytical tests. Lab 2’s Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (“ICP-MS”). This package comprises two separate analyses. For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Lab 2, were shipped to Lab 4, where the samples were analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry (“ICP-AES”) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

            Starting with the winter 2009 drilling campaign, all samples were prepared at the a different preparation facility in Yellowknife, Northwest Territories (“Lab 5”), and a subsample shipped and analyzed at Lab 4 in Vancouver, British Columbia by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis (Lab 4 sample method ME-MS81). All samples contained within intercepts above the 1.6% cutoff criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar Lab 4 method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared from the sample reject which, with inserted standards and blanks, was sent to Lab 2 in Vancouver, British Columbia for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested. Values were reported by the laboratories in parts per million (“ppm”) and converted to rare earth and rare metal oxides by Avalon geologists.

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

            Statistics on QA/QC samples submitted during the period January 2011 to August 2012 are presented below.

QA/QC Samples Submitted From January, 2011 to August, 2012
QC Category	DH Sample Count	QC Sample Count	Ratio of QC Samples to DH Samples
Company Standards	16,914	1,117	1:15
Company Blanks	16,914	453	1:37
Laboratory Duplicates	16,914	2,019	1:8
Field Duplicates	16,914	88	1:192

            The following table shows the interlab comparison for the period June 2010 and December 2011.

Laboratory Comparison Results for All Elements
Element	No. of Samples	Mean 1 (Lab 4)	Mean 2 (Lab 2)	SD 1 (Lab 4)	SD 2 (Lab 2)	CV 1 (Lab 4)	CV 2 (Lab 2)	RPHD%(1)
La	453	1996.72	1882.70	1153.64	1076.56	0.58	0.57	2.69
Ce	451	4398.52	4184.67	2535.14	2392.85	0.58	0.57	2.24
Pr	453	558.23	518.04	331.16	300.76	0.59	0.58	3.21
Nd	453	2166.97	2069.39	1297.18	1223.40	0.60	0.59	1.97
Sm	453	456.80	422.45	290.66	265.58	0.64	0.63	3.56
Eu	453	52.32	49.91	34.33	32.65	0.66	0.65	2.07
Gd	453	357.29	359.70	257.90	256.03	0.72	0.71	-0.80
Tb	453	48.63	48.37	44.61	43.68	0.92	0.90	0.01
Dy	452	240.93	235.89	258.54	252.82	1.07	1.07	1.05
Ho	453	41.09	38.98	50.96	50.06	1.24	1.28	5.24
Er	453	101.74	96.24	137.84	132.60	1.35	1.38	4.59
Tm	453	13.25	13.25	18.48	18.48	1.39	1.39	-0.44
Yb	453	80.59	81.97	112.45	112.15	1.40	1.37	-3.44
Lu	453	11.37	11.08	15.76	15.32	1.39	1.38	-0.39
Y	453	964.62	914.19	1144.75	1072.82	1.19	1.17	2.22
Zr- ICPMSh	451	16794.83	16441.79	11635.23	11661.55	0.69	0.71	1.51
Zr-XRF	497	22748.89	20472.55	11023.60	9747.00	0.48	0.48	5.16
Nb- ICPMSh	452	2045.91	1937.76	1173.36	1158.36	0.57	0.60	2.82
Nb-XRF	228	3645.18	3169.35	1189.18	994.35	0.33	0.31	7.00
Ta	453	217.29	207.36	169.17	157.83	0.78	0.76	1.45
Hf	453	380.31	369.85	274.54	268.91	0.72	0.73	1.47

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

            8. Mineral Processing and Metallurgical Testing

            Extensive metallurgical testwork has been completed at a number of different laboratories and a large number of testwork reports have been issued to summarize this work. Much of the pertinent metallurgical and mineralogical development studies have been undertaken using bulk composite samples that represent the Nechalacho deposit mineralization spatially and in terms of lithology. These selected composite samples tended to be selected to represent mineralization at different depths in the deposit in terms of elevation. The composites designated UZ were from Upper Zone mineralization and BZ were from Basal Zone mineralization.

            Since 2010, Avalon has completed four flotation pilot plant tests at two different labs. All of these pilot plants were conducted using bulk samples sourced from drill core.

            Mineralogy

            The mineralogy of the Nechalacho deposit has been studied using QEMSCAN®, a scanning electron microscope (SEM) and an electron microprobe (EMP). Nechalacho mineralization is hosted in nepheline syenite that has been extensively hydrothermally altered in areas of mineralization. The payable elements of the Nechalacho deposit are typically hosted in a number of minerals, summarized as follows:

  LREEs dominantly occur in bastnaesite, synchisite, monazite and allanite.
  HREEs dominantly occur in zircon, fergusonite and rare xenotime.
  Zirconium (Zr), along with HREE, niobium and tantalum occurs in zircon and other zircono-silicates (eudialyte).
  Niobium and tantalum occur in columbite and ferrocolumbite, fergusonite and zircon.

            The mineralogy of the Nechalacho ore is complex and guides metallurgical development and performance.

            Hydrometallurgical Testwork

            Six hydrometallurgical pilot plant campaigns were conducted between June and October, 2012. The main objectives of these campaigns were to:

  Test a continuous version of the hydrometallurgical flow-sheet.
  Optimize REE extraction in the pregnant solution.
  Remove target contaminants (iron, uranium and thorium).
  Ensure the final mixed rare earth precipitate product had an acceptable grade of REE while reducing the uranium and thorium contents below 500 ppm.
  Ensure the concentrations of species in the filtrate from the tailings circuit met target environmental levels.

            The final pilot plant campaign, which operated between September 24 and October 5, 2012, demonstrated the technical viability of the process and provided crucial input for the final hydrometallurgical flowsheet, process design criteria and process engineering adopted for the FS.

            Refinery

            The refinery comprises two plants, the leaching and the separation plants. The leaching plant removes impurities from the hydrometallurgical precipitate in order to attain a purified feed to the separation plant where the individual rare earth products will be produced.

            A large number of testwork reports have been issued to summarize the testwork that has been undertaken at a number of different laboratories. All relevant testwork has been completed using the rare earth precipitate produced during the hydrometallurgical pilot plant testwork program.

            9. Mineral Resource and Mineral Reserve Estimates

            Resource Estimate in the Feasibility Study

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

  Initial design based on a 20-year life-of-mine (“LOM”) of high grade material.
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
8.

The mine plan was developed by Avalon Advanced Materials Inc. engineers and reviewed by Micon International Limited. The QP for this Mineral Reserve is Barnard Foo., P. Eng., M. Eng., MBA, Senior Mining Engineer, Micon International Limited.

            Micon believes the key assumptions, parameters and methods used to convert mineral resource to mineral reserve are appropriate. To the best of Micon’s knowledge there are no known mining, metallurgical, infrastructure, permitting or other relevant factors that may materially affect the mineral reserve estimate.

            Mineral Resource August 15, 2013 Update

            Subsequent to the FS, an internal resource update was completed and released on August 15, 2013. This update reflects the improved understanding of the geometry of the resource. It incorporates drill results from the eight-hole winter 2013 drill program and the final 41 holes from the 2012 summer drill program. These holes were not incorporated into the resource model used in the FS.

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

            The mineral resource estimate was prepared by a senior resource geologist employed by Avalon Advanced Materials Inc., under the supervision of the Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT) who is the qualified person for Avalon for this resource estimate. Dr. Mercer is also providing overall direction on the project and monitoring of the QA/QC on the laboratory analyses.

Nechalacho Deposit Mineral Resources as at August 15, 2013 above a US$345/tonne NMR Cut-Off
Category	Zone	Tonnes (millions)	TREO (%)	HREO (%)	HREO/ TREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Indicated	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Indicated		96.54	1.57	0.25	16.00	2.61	0.349	0.0299
Measured and Indicated	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Measured and Indicated		109.11	1.59	0.27	16.81	2.67	0.356	0.0311
Inferred	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
	Upper	102.09	1.38	0.13	9.70	2.38	0.334	0.0204
Total Inferred		160.25	1.38	0.18	13.07	2.53	0.351	0.0257

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT), VP, Exploration, Avalon Advanced Materials Inc..
3.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.
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

7.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
8.	See the table below for individual rare earth oxide details.
9.	See the table for Basal Zone tonnes and TREO grades at higher NMR cut-off values.
10.	Values for HREO/TREO may differ due to rounding.

Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades as at August 15, 2013 above a US$345/tonne NMR Cut-Off
Category	Zone	Tonnes (millions)	La2O3 (%)	CeO2 (%)	Pr6O11 (%)	Nd2O3 (%)	Sm2O3 (%)	Eu2O3 (%)	Gd2O3 (%)	Tb4O7 (%)	Dy2O3 (%)	Ho2O3 (%)	Er2O3 (%)	Tm2O3 (%)	Yb2O3 (%)	Lu2O3 (%)	Y2O3 (%)
Measured	Basal	12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
Indicated	Basal	49.33	0.258	0.603	0.074	0.283	0.061	0.0076	0.055	0.0084	0.043	0.007	0.019	0.002	0.015	0.002	0.187
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Indicated		96.54	0.268	0.627	0.077	0.290	0.059	0.0068	0.048	0.0065	0.030	0.005	0.012	0.002	0.010	0.001	0.130
Measured and Indicated	Basal	61.90	0.260	0.607	0.075	0.285	0.062	0.0077	0.056	0.0086	0.043	0.008	0.019	0.003	0.015	0.002	0.191
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Measured and Indicated		109.11	0.268	0.627	0.077	0.291	0.060	0.0070	0.049	0.0068	0.032	0.005	0.014	0.002	0.010	0.001	0.139
Inferred	Basal	58.16	0.223	0.528	0.066	0.252	0.051	0.0064	0.046	0.0067	0.033	0.006	0.014	0.002	0.011	0.002	0.136
	Upper	102.09	0.243	0.608	0.072	0.271	0.049	0.0054	0.036	0.0038	0.015	0.002	0.005	0.001	0.004	0.001	0.061
Total Inferred		160.25	0.236	0.579	0.070	0.264	0.050	0.0058	0.040	0.0049	0.021	0.003	0.008	0.001	0.007	0.001	0.088

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

            10. Mining Operations

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

            11. Processing and Recovery Operations

            The metallurgical processing described below is that in the FS.

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

            Processing – Hydrometallurgical Plant

            A hydrometallurgical plant in the FS was designed to be built at Pine Point to produce mixed rare earth concentrate from the flotation concentrate at the planned rate of 49,900 tonnes per year (at approximately 16.5% TREO and a secondary product of EZC at the rate of approximately 103,800 tonnes per year (containing 12.5% Zr).

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

            The mixed rare earth concentrate is envisioned in the FS to be shipped in 35-40 tonne capacity sealed containers and taken by truck to the rail head at Hay River and then by rail to a REE Separation Plant and Refinery in Geismar, Louisiana. The Company has investigated the potential for sales of EZC directly to customers, primarily in China.

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

            12. Infrastructure, Permitting and Compliance Activities

            Permit Status and Environmental Issues

            The Nechalacho property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation. The area is also subject to a settled Land Claim of the Tli Cho Government who refer to the area as the Monfwe overlap.

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

  Preliminary screening (MVLWB)
  Environmental assessment (MVEIRB)
  Environmental impact review (MVEIRB, if necessary)

            Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted. Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take-off and landing (“STOL”) airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011. The land use permit for the construction of the airstrip has since been satisfactorily concluded. Current exploration activities at Thor Lake are under a new land use permit issued by the MVLWB on June 23, 2011, that was originally issued for a period of five years beginning on July 5, 2011. However, on July 7, 2016, the MVLWB granted Avalon an extension of this permit to July 4, 2018.

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

            Work on advancing plans to implement the measures identified above has been well advanced, including engagement with the Company’s Aboriginal partners and regulators. As part of its philosophy of open and transparent communications, engagement with Aboriginal partners on the environmental management plans required as part of the permitting process was initiated prior to submission to the regulators, helping to both improve the quality of the plans and facilitate the permitting process. Following the technical review sessions with regulators and the communities of interest, the Company has submitted proposed and updated water quality monitoring programs, wildlife and wildlife habitat protection plans and a wildlife effects monitoring program for which discussions are ongoing. The socioeconomic agreement has been put on hold pending the GNWT devolution process and finalizing of the project designs. Updates to plans were submitted in late 2014 in response to intervener comments.

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

            The Thor Lake site has no road access from Yellowknife, although there is a historical 5 kilometre road from the Thor Lake site to the shore of Great Slave Lake. This road is presently used to haul supplies shipped by barge or trucked on an ice road to the Thor Lake site. At the present time, year round access is primarily achieved by aircraft. The use of winter ice roads on Great Slave Lake is also feasible, but is not included as an integral part of the FS. A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed. Electrical power at the site will be initially provided by a diesel power generating station, supplemented if possible by renewable energy sources including solar power. The diesel plant design is based upon having spare capacity at any given time.

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

            13. Capital and Operating Costs

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

            14. Exploration, Development and Production

            Optimization of the FS

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
  Improvements to the hydrometallurgical plant processes.
  Alternative impurity removal scenarios.
  Potential to separate lanthanum and cerium at the hydrometallurgical plant and stockpile for future sales.
  Potential to reintroduce cracking of zircon to increase direct production of HREE and separate the by-products from the EZC.
  Potential sales of magnetite by-product from the concentrator.

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

            Current Work and Future Plans

            Subsequent to the completion of the FS in April 2013, the Company has been investigating optimization opportunities identified in the FS and conducting testwork/technical studies necessary to confirm potential benefits and with a view to potentially updating the development model of specific opportunities among those noted above. A number of design optimization activities were initiated that have focused primarily on improving project economics, improving operation efficiency and reducing project risk. These include the following:

  Underground mine plan, including mining method, underground equipment and facilities
  Nechalacho site and concentrator building layout and design
  Hydrometallurgical plant location
  Concentrate handling and shipping
  Metallurgical process development for both the concentrator and hydrometallurgical plant

            In addition two further drill programs were completed in winter (HQ rig) and summer (PQ rig), 2014. These programs, totalling 22 holes and 4,908 metres, were mainly for the purpose of collecting further mineralized drill core for metallurgical purposes. As a result of these programs, an aggregate of approximately four tonnes of Basal Zone core is now available for metallurgy. The geological drill database has been updated but no new resource has been estimated.

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

            Refinery

            In early 2014 the Company entered into an agreement which would have had Solvay toll-process the Company’s rare earth concentrate into separated and purified rare earth oxides rather than the Company building its own refinery. In early 2016 Avalon and Solvay mutually terminated their refining agreement and left the door open to initiate discussions on an updated refining toll contract when market conditions became favorable for such discussions to take place.

            Markets Update

            The Company continues to monitor developments in the global rare earths market. Illegal production in China is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. This has lowered the pressure on non-Chinese consumers to seek outside China sources of supply and has led, in part, to the Chapter 11 filing of Molycorp Inc., one of the two major producers of rare earths outside China. In 2016 very few consumers of rare earths were concerned about the availability of rare earths. Low pricing levels and product availability has reduced the interest of consumers in investing in rare earth projects outside China.

Separation Rapids Lithium Project

            1. Current Technical Report

            The most recent technical report on the property is entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment of Lithium Hydroxide Production Separation Rapids Lithium Project Kenora, Ontario” dated November 10, 2016, effective October 21, 2016 (the “Technical Report”) and prepared by Steven R. Aiken, P.Eng. and Kevin E. Hawton, P.Eng. of Knight Piesold Limited, Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Eur Ing, Bruce Pilcher, CEng, FIMMM, FAusIMM(CP) and Jane Spooner, P.Geo, all of Micon, and David L. Trueman, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101.

            The current Technical Report follows an earlier, Pre-feasibility Study (“PFS”) completed in 1999 and updated in 2000, also by Micon. The PFS was based on the original development model of producing a lithium mineral product for glass-ceramics applications and did not consider battery materials as a potential primary product. The Technical Report was prepared to exclusively evaluate the lithium battery materials market opportunity and the economics of producing a lithium hydroxide product from the petalite concentrate, something which has not been done previously to the knowledge of the Company. It does not preclude the possibility of producing petalite concentrate for the glass-ceramics market, since it is an intermediate product for battery materials production. Future work will consider both markets as opportunities.

            2. Project Description, Location and Access

Figure 2.1
Location of the Avalon Separation Rapids Property

            The Separation Rapids property is located in northwestern Ontario, 55 km due north of Kenora and about 70 km by road. It is centred on latitude 50 15’ 30” N, longitude 94 35’ W (UTM coordinates: 388441E 5568996N in Zone 15, NAD83). The property consists of eight mineral claims and one Mining Lease. The claims comprise 90 claim units, totalling 1,440 ha (3,558 acres). The Mining Lease encompasses the mineralized zone and is referred to as Lease or Licence Number 108395 (Paterson Lake CLM469). The lease covers an area of 421.441 ha over the area of the Separation Rapids Lithium Deposit (“SRLD”) and adjacent lands.

            Other than minor reclamation requirements that are largely funded under the existing Advanced Exploration Approval (presently called Bulk Sample Permission), there are no known environmental liabilities associated with the Separation Rapids property. Avalon has the right to access the Separation Rapids property to conduct routine exploration work, although additional Exploration permits will be required for larger scale work programs such as diamond drilling in the future. This involves further consultation with Indigenous peoples. There are no known factors or risks that may affect access, title or the right or ability to perform work on the property.

            Mining and mineral concentration will take place at the Separation Rapids property. Petalite concentrate will be shipped by truck to a hydrometallurgical processing plant planned to be located in the City of Kenora, Ontario. A trans-shipment facility will be required in order to access rail transportation for product shipment and inbound supplies. Avalon has not made the final site selection for the hydrometallurgical plant and trans-shipment facility and has not acquired ownership or rights to any land for these facilities.

            The Separation Rapids area is typical of much of northwestern Ontario and the Canadian Shield. The property is relatively flat with an average elevation of approximately 350 m asl. Local topographic relief is limited to 50 m or less with typical Precambrian glaciated terrain. The English River system is proximal to all claim groups. The area is located within the Boreal Hardwood Transition or Mixed Boreal Forest. A Species at Risk Act assessment was completed and no endangered or at risk species were identified in the area of the proposed project. The climate is typical of Canada’s mid-latitudes with long, cold winters and comparatively short spring-summer-fall periods.

            The closest centre with significant services is Kenora. Forestry, tourism and mining are the three largest sectors of the Kenora economy.

            Properties immediately adjacent to the property are held by Avalon, Pacific Iron Ore Corporation, GoldON Resources Ltd. and Gossan Resources Ltd.

            3. History

            Rare-element mineralization in the area was first encountered along the English River near Separation Rapids in 1932. The petalite-bearing SRLD and an associated group of rare-metal pegmatites, were discovered by Dr. Fred Breaks of the Ontario Geological Survey (OGS) as a result of a detailed study of rare-metal pegmatites in the region between 1994 and 1996.

            4. Geological Setting, Mineralization and Deposit Types

            The Late Archean SRLD belongs to the petalite sub-type of the complex-type class of rare-metal pegmatites. The SRLD, its parent granite, the Separation Rapids Pluton, and associated rare-metal pegmatites occur within the Archean Separation Lake Metavolcanic Belt (SLMB) which forms the boundary between the English River subprovince to the north and the Winnipeg River subprovince to the south. Both subprovinces are part of the larger Archean Superior Province of the Canadian Shield. Avalon has divided the SRLD into the Separation Rapids Pegmatite, the Western Pegmatite and the Eastern Swarm.

            Petalite, potassium feldspar and sodium feldspar are the major rock-forming and primary minerals in the Separation Rapids Pegmatite (SRP), with subordinate amounts of other minerals including spodumene, lithian muscovite, lepidolite, and quartz. The petalite-bearing Unit 6 is the principal unit of interest within the Separation Rapids Pegmatite (SRP). Geological mapping and assays for surface and drill core samples show that mineralogy and lithium oxide (Li2O) grades of the mineralization in the SRP are relatively homogeneous and that the petalite is close to the theoretical (stoichiometric) chemical composition, as well as being very pure, with marked absence of deleterious elements such as iron.

            5. Exploration

            Following the discovery of the SRLD in 1996, Avalon carried out a brief prospecting and sampling program in November, 1996. This was followed by a program of geological mapping, trenching, line-cutting and magnetometry in 1997 and 1998.

            In the period from 2000 to 2014, little work of a geoscientific nature was carried out at the property. The main activity relating to advancing the project was metallurgical and, consequently, the main activities at site were collection of samples, up to bulk sample size, for metallurgical testing.

            6. Drilling

            Avalon undertook a number of drilling campaigns between 1997 and 2001. Since 2001, no further drilling has taken place at the property. The total number of drill holes is 72 for a cumulative total of 10,708 m, as summarized in table 6.1. Three of these holes were drilled between 26 April and 4 May, 2001 for the purposes of a geomechanical investigation of the rock mass at the proposed open pit mine and to develop suitable pit slope design parameters. The potential for water inflow into the open pit was also evaluated.

Table 6.1
Summary Drilling Statistics, Separation Rapids Pegmatite

Year	Purpose	Number of Holes	Metres	Size
1997	Geological/resources	30	4,922	NQ
1998	Geological/resources	27	3,829	NQ
2001	Geotechnical	3	537	NQ
2001	Geological/resources	12	1,420	NQ
Total		72	10,708

            7. Sampling, Analysis and Data Verification

            Surface samples taken in the 1990s were shipped to independent laboratories, the one in Thunder Bay, Ontario for preparation then to other independent laboratories in Mississauga, Ontario and Vancouver, British Columbia for subsequent assaying. Surface samples were analysed for lithium and a range of other elements including tin, rubidium, cesium, tantalum, gallium and niobium.

            In the 1990s, drill core was logged and split with half of the core being sent for assay and the other half being stored in core boxes on site. Core sample intervals were varied according to the lithology, to a maximum of 3 m. Split core samples were shipped to a laboratory in Don Mills, Ontario, where they were assayed for lithium, rubidium, cesium and tantalum. A total of 2,516 drill core samples were assayed with an additional 223 duplicate analyses. Check-assaying was routinely carried out for lithium and rubidium in an independent laboratory.

            The drilling database contains 185 specific gravity values for various lithologies on the SRLD. This comprises 118 measurements on pegmatite, 66 on amphibolite and one measurement which was considered an outlier and was rejected. The average SG for pegmatite is 2.62 for the 118 samples (one high outlier at 3.16 removed). The average SG for amphibolite (waste) is 3.04 based on the 66 measurements. The SG measurements show low variability (standard deviation of 0.08, or 3% for pegmatite and 0.05 or 2% for amphibolite) indicating that the risk of significant error is also low.

            The mineral resource estimate completed was based on the original drilling by Avalon in 1997 to 2001, and the assay database created in 1999. Quality assurance/quality control procedures were applied and included check assays at a second laboratory and independent assaying. Subsequently, Avalon completed further verification of the drill data, including cross-checking the database against original field records, such as drill logs, cross-checking the assays against laboratory assay certificates and reassaying drill core splits with inserted internally certified lithium standards. The comparison of the different independent laboratory data sets is favourable. This indicates high and acceptable reliability in the analyses.

            Avalon also verified the drill hole database against historic data records such as drill logs, assay certificates, and other original sources of data in order to ensure that there were no errors present in the Avalon database used for resource estimation. Drill hole angle, direction and the maximum hole depth were also verified.

            As of 6 July, 2016, the Avalon database contained records for 2,790 downhole samples which were assayed for the 1997, 1998 and 2001 drill programs. A random sample of 12% of the assay values contained in the Avalon database were compared against the values as reported on the original certificates of analysis. No errors were found in the downhole assay values as entered into the Avalon database from the original historic database.

            Avalon prepared a certified rock lithium analysis standard by shipping 16 kg of Separation Rapids Pegmatite to an independent laboratory in Langley, British Columbia that specializes in preparing samples for rock analysis standards. A Round Robin analysis procedure was then completed with five samples of the material being shipped to each of six laboratories for lithium analysis, with associated analytical methods performed.

            It was concluded that the lithium standard was a suitable standard for QA/QC of Separation Rapids drill core samples. The certified value for the standard SR2016 is 1.48% Li2O with a standard deviation of 0.03% Li2O for futureanalyses of Separation Rapids samples.

            8. Mineral Processing and Metallurgical Testing

            A number of phases of metallurgical testing since 1997 have been completed by Avalon using samples obtained from the SRLD. The work prior to 2014 was mainly undertaken at a lab in Ontario. This work not only included the recovery of petalite, but also a number of other mineral products which can be found in the lithium bearing pegmatite as well. The work since 2014 has focused on the recovery of a petalite flotation concentrate and the subsequent processing of this concentrate to produce a high quality lithium hydroxide product suitable for the lithium battery industry.

            Avalon utilized a German company that specializes in the processing of high purity industrial and strategic minerals to develop a process for recovering the petalite and achieving target product grade of >4% LiO2. Thiscontractor also investigated the recovery of a low impurity feldspar by-product and tested this product to determine its suitability in a number of industrial applications.

            Avalon investigated the potential to use petalite as a source of both lithium carbonate and lithium hydroxide. Initial investigations for producing these lithium chemicals were completed by two separate independent contractors.

            Table 8.1 lists all the flotation/concentrator testwork reports issued since the project was re-activated in 2014. Table 8.2 lists the hydrometallurgical testwork programs.

Table 8.1
List of Mineral Processing Testwork Reports

Date	Title	Remarks
June 2014	Processing of Petalite Ore from Separation Rapids	Petalite and feldspar flotation testwork on coarse grained mineralized material.
August 2014	Physical Processing of Fine Grained Ore from Separation Rapids	As above but using fine grained mineralized material.
September 2014	Processing of Petalite Ceramic Application Tests	Sample of petalite was tested to determine key physical/chemical characteristics for ceramic applications.
September 2014	Sample Production of Petalite and Feldspar Concentrate	20 kg of both materials were produced for providing samples to potential clients.
November 2014	Flowsheet and Core Machinery	Base flotation flowsheet and preliminary equipment recommendations.
December 2014	Locked Cycle Petalite Flotation Tests on Fine Grained Ore (FGO)	Bench scale determination of petalite flotation recovery with locked cycle tests.
June 2015	Pretests Pilot Scale Sample Production of Petalite and Feldspar Concentrates	To determine optimum conditions for magnetic separation and product filtration.
July 2015	Analysis of Nb/Ta in Magnetic Fraction of Separation Rapids Ore	Determination of nature of Nb and Ta in magnetics discard stream.
December 2015	Testing and characterization of a feldspar filler	Sample of feldspar was tested to determine key physical/chemical characteristics for flier applications.
May 2016	Pilot Scale Sample Production of 1t Petalite Concentrate	Bulk sample processed to produce a 1 t sample of petalite.
June 2016	Evaluation of HPQ Potential of Flotation Tailings from the Big Whopper Pegmatite	Testwork investigations to determine if tailings from pilot plant could be used to produce a high purity quartz (HPQ) product.
May 2016	Testing of Feldspar sample as potential paint filler	Note confirming tests indicating Avalon feldspar matches existing paint fillers.
2015/2016	Various flotation tests analyses	Excel spreadsheets with test results plus various small petalite sample production tests.
October 2016	Sample Production – Feldspar Filler	Feldspar concentrate with lower silica content produced by introducing a number of cleaner flotation stages. This was then milled to a d50 of 6 µm and determined to have a SWERF value of 0.6%.

Table 8.2
List of Recent Hydrometallurgical Testwork Reports

Date	Title	Remarks
May 2015	Preliminary Li leaching, purification and Li carbonate and hydroxide preparation from petalite concentrate	Testwork to determine if battery specification carbonate and hydroxide can be produced from petalite.
December 2015	Li Carbonate Production from Petalite Concentrate	Bench optimization of process to produce battery specification lithium carbonate.
December 2015	Process Alternatives- High Level Operating Cost Assessment	Compared various lithium hydroxide production processes to identify most cost efficient.

Date	Title	Remarks
September/October 2016	Hydrometallurgical Bench Scale Test Program/Process Simulation and Economic Model	Bench scale assessment of most favourable conditions for main stream unit operations including electrodialysis and development of process design criteria.

            Through the completion of these testwork programs Avalon was able to demonstrate the following:

  A petalite concentrate assaying over 4% Li2O can be produced which, because of its low impurity levels, is potentially an excellent feed material to the specialized glass/ceramics industries.
  A low impurity mixed (sodium/potassium) feldspar concentrate can also be produced which has applications in a number of ceramic applications as well as a filler in paints and other products.
  There is potential to produce other by-products from the mineralized material, including a high purity quartz, and for additional lithium recovery from the magnetic fraction.
  The petalite can be used as a feed source to produce both lithium carbonate and lithium hydroxide for the battery and energy storage industries.
  The use of electrodialysis has been shown as a viable for producing lithium hydroxide from a lithium sulphate solution.

            There remain a number of areas within the process flowsheet that have the potential for improvement and optimization in terms of lower costs and increased process efficiencies.

            9. Mineral Resource Estimates

            Lithium and feldspar mineral resource estimates for the Separation Rapids project have been prepared by Benjamin Webb, P.Geo. (B.C.), Principal of BMW Geoscience LLC. The mineral resource estimates have been reviewed in detail by David L. Trueman, Ph.D., P.Geo., who is the Qualified Person for the resource estimates.

            Lithium Mineral Resource Estimate

            The project database contains 69 drill holes for 10,171 m with 2,790 assay results. The data were used to create a 3D model of the host lithology which was used to constrain the interpolation of assays. The project database is maintained in Maxwell DataShed™ software and the resource estimation utilized MineSight 3D.

             The Separation Rapids Lithium Project Measured plus Indicated and Inferred mineral resource effective October 21, 2106 are presented in the table 9.1 below.

Table 9.1
Separation Rapids, Mineral Resource Estimate at 0.6% Li2O Cut-off Grade
As at 21 October, 2016

Class	Tonnes (Mt)	Li2O (%)	Total Feldspar (%)	Ta2O5 (%)	Cs2O (%)	Rb2O (%)	SG
Measured	4.03	1.32	39	0.006	0.017	0.343	2.66
Indicated	3.97	1.26	39	0.007	0.025	0.362	2.67
Measured plus Indicated	8.00	1.29	39	0.006	0.021	0.352	2.66
Inferred	1.63	1.42	39	0.008	0.016	0.360	2.64

Notes:

1.	CIM Definition Standards for Mineral Resources and Mineral Reserves, 10 May, 2014 were followed for this mineral resource estimate.

2.	The Qualified Person for this mineral resource is David L. Trueman, Ph.D.,P.Geo.(MB).
3.	The resource estimate is constrained by a 3D geologic model of the mineralized material.
4.	Assay intervals for Li2O, Ta2O5, Cs2O and Rb2O were interpolated using the Inverse Distance Weighted method to create a 3D block model.
5.	The resource cut-off grade of 0.6% Li2O was chosen to capture mineralization that is potentially amenable to mining, mineral concentration and off-site processing.
6.

Li, Ta, Cs and Rb were originally analyzed on all samples at an independent laboratory in Thunder Bay, Ontario utilizing ICP (Li, Ta) and AA (Rb and Cs) and check analyses completed at a second independent laboratory in Don Mills, Ontario utilizing AA (Li) and ICP (Rb).

7.

As well as due diligence to verify historic data, Avalon completed additional check analyses of historic drill core in 2016 utilizing an independent laboratory in Vancouver with a combination of fusion and ICP (method CCP-PKG01). Included as QA/QC procedures was a lithium rock standard within the check analysis batches.

8.	Total Feldspar is the total of potassium feldspar (microcline) and sodium feldspar (albite) and the value reflects the mean and median value of all samples with quantitative mineralogy determined.
9.

The percentage of Total Feldspar is based on analyses completed utilizing X-Ray diffraction and Qemscan® instrumentation on samples representing all lithological subunits of the mineral deposit. These analyses were completed at a Canadian university in 1999 (method: XRD) and an independent laboratory in 2016 (XRD and Qemscan®, Kamloops). This is supported by quantitative mineralogy of metallurgical samples determined at two independent facilities.

10.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
11.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
12.

In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43- 101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Avalon’s mineral resources constitute or will be converted into reserves.

            Variographic analysis was undertaken to support the classification of the resource.

            A block model covering the entire Separation Rapids Pegmatite consisting of 10 m by 3 m by 10 m blocks was constructed using MineSight 3D software. Blocks were elongated east-west to fit the strike of the deposit and were not rotated.

            Interpolation of block values was done in two passes using the Inverse Distance Weighted with a power parameter of 2 (IDW2) method and block matching on ore code (OREC). A mineralization code of 6 was assigned to all blocks at least 1% within the 3D geological model of Unit 6 and a mineralization code of 1 was assigned for all other blocks. This ensures that all blocks containing mineralization received an interpolated grade. The search ellipsoid was rotated 105° to match the strike of the deposit so that the narrowest search distance was at a 15° azimuth perpendicular to strike.

            Estimated Feldspar Resources

            The Separation Rapids Project is a potential producer of high purity feldspar, a mixture of albite and potassium feldspar, in addition to lithium chemicals and/or petalite. In order to determine the feldspar content of the SRLD various mineralogical studies have been completed. As reported in the technical report, these included Qemscan and X-Ray diffraction. It is considered that Qemscan® measurement of 39% on individual samples can be accepted as a reasonable estimate of the feldspar content of the whole pegmatite body. In addition, Qemscan of bulk metallurgical test samples gave similar values with a mean of 41.3% total feldspar and a median of 39.7% total feldspar.

            10. Mining Operations

            Pit Optimization

            Pit optimization was undertaken using the mineral resource block model imported into Surpac™ to create a block model compatible with the pit optimization software. A preliminary optimization was performed using Whittle™ software. Cost parameters were applied to the optimization model to assess the volume of mineral resources available for economic development. The purpose of the modelling was to generate an estimate of the mineable tonnage based on the mineral resources.

            As a result of optimization, a number of ultimate pit shells were produced. Pit shell 6 was chosen as the optimum pit. A conceptual pit design was conducted using recommended slope design parameters and the optimum pit shell 6 as a template. The bench to bench face angle is 80o. A safety berm width of 4 m was applied every 10 m bench except where an 8 m safety berm has been used every third bench. A haul road width of 15 m was used from the pit base, to the surface on the assumption that two-way traffic would be operating in the mine.

            Mining Method

            Conventional open pit methods using drilling and blasting, loading with excavators and shovels and hauling with rigid dump trucks are proposed. Waste from the pit will initially be composed of overburden and will be dumped in the topsoil stockpile.

            The project will be undertaken by contractor-operated equipment and labour. This was selected as the base case following a cost comparison of Owner versus contractor mining operations.

            Preproduction waste rock will be used to construct site roads, including the main haul roads and will also be used for the construction of tailing, concentrate and settling basin dam walls.

            A production schedule has been produced in MineSched™ software. The production schedule is based on mining 700,000 t/y of high grade and 250,000 t/y of low grade material. The life of the mine is expected to be 10 years with approximately 7.0 Mt of high grade ore at 1.41%Li2O and 2.4 Mt of low grade ore at 0.66%Li2O mined over the length of the project.

            11.Processing and Recovery Operations

            Recovery Methods

            The process selected for the PEA comprises the mineral separation and recovery of a petalite concentrate containing >4.0% Li2O and a mixed sodium/potassium feldspar from petalite tailings. The process includes processing of petalite by hydrometallurgical methods to produce battery grade lithium hydroxide.

            Results from the testwork programs have been used to develop a processing flowsheet, mechanical equipment list and reagent consumptions. In addition a “Metsim” simulation model of the entire process has been generated, data from which has been used for sizing process equipment and calculating heat and energy balances. The selected flowsheet is shown in Figure 11.1.

            The process design is based on the following assumptions:

  Optical sorting mass waste rejection is 14.8% with lithium losses of 1.9%.
  Mass pull to slimes after comminution is 6% of sorted ore with 6.5% lithium losses.
  Mass pull to magnetics is 14.6% of sorted ore tonnage with lithium losses of 14.5%.The petalite flotation concentrate contains 4.0% Li2O% and lithium recovery to petalite is 65.2% of flotation feed content.
  Water leach lithium extraction after decrepitation and roast is 93.8%.
  Lithium losses from impurity removal is 3%.

  A final lithium hydroxide product purity of 99.5% LiOH.H2O.
  Plant availabilities of 93% for the concentrator and 85% for the hydrometallurgical plant.

Figure 11.1
Simplified Process Block Flow Diagram

            12. Infrastructure, Permitting and Compliance Activities

            Project Infrastructure

            The Separation Rapids project includes four main facilities:

•	Mine.
•	Concentrator.
•	Trans-shipment facility.
•	Hydrometallurgical plant.

            Mine and Concentrator

           Site buildings will include separate buildings for the crusher and concentrator, maintenance facilities and warehousing, change and lunch room facilities, offices and laboratory and a guard house. Heating, ventilation and air conditioning will be provided for all buildings as required. Propane will be used to fuel the heating system. Fresh water and fire water for the site will be provided from the English River. Sanitary waste water treatment will be provided at the site using appropriately sized parallel septic tanks and field bed. The septic tanks will be pumped periodically and material discharged to an appropriately licensed facility.

            Approximately 5 MW of electrical power will be required for the mine and concentrator and will be supplied from the existing Whitedog Falls hydro dam. An emergency back-up generator will also be provided at the site fueled either by diesel or propane. Diesel fuel storage facilities will be provided to supply the mine equipment and smaller site vehicles. A propane tank farm will also be installed to accommodate the site heating and back-up power generation.

            Hydrogen fluorideis required in the flotation process. A facility will be constructed to receive 49% aqueous hydrogen fluoride by truck and store it as required to meet the process plant requirements.

            A telecommunications system will be installed at the site to provide telephone service and internet access, and to support the site security and fire detection systems. Distribution will be provided by a fibre optics system in the concentrator and related facilities and a wireless system for the mine site.

            No camp facilities are envisioned for this project. It is anticipated that the work force will live in Kenora and the surrounding area. Buses will be provided to transport workers between Kenora and the mine site.

            Trans-shipment Facility

            As there is no rail access to the mine/concentrator site, delivery of reagents to, and shipment of concentrates from, the site will be by truck. However, some of the reagents are likely to be supplied by rail and rail access will be required to get products to market. To accommodate this, a trans-shipment facility will be constructed. One potential site is adjacent to the CNR line in the vicinity of Redditt, Ontario, where there is good road access from both Kenora and the mine site.

            A rail siding will be required at the site for the loading and unloading of rail cars. The siding is expected to consist of two tracks approximately 1 km in length with switches to access the mainline at each end.

            Hydrofluoric acid is required for the flotation process at the concentrator. It is expected that anhydrous hydrofluoric acid will be provided by railcar from the United States. The facility will also include the capability to dilute the acid to produce a 49% aqueous hydrogen fluoride solution that will then be loaded on trucks for delivery to the mine site.

            Grid power is available in the Redditt area to meet the power requirements for this facility. A small diesel generator will be provided to supply emergency power if required. A small day tank will be provided for diesel storage. Fresh water for the site will be provided either from a well or from access to a local lake. Water treatment facilities will be provided as required. Sanitary waste water treatment requirements will be minimal at the site as only a small staff is required for operations. Sewage treatment facilities will be provided as required.

            It is anticipated that the site will access the communications infrastructure in the area for telephone and internet. Back-up will be provided with the use of a cellular modem.

            Hydrometallurgical Plant

            Avalon has identified several possible sites in or near Kenora that could be used for the hydrometallurgical plant. One potential location is the site of the former Abitibi paper mill an industrial site with good infrastructure having approximately 27.5 ha in area providing ample space for the required facilities.

            Although the site is currently supplied by power, water, natural gas and city sanitary sewer services, most of these would need upgrading to meet the requirements of the hydrometallurgical plant. However, the site is located within easy access of the electrical power and natural gas needed for the plant.

            Plant and fire water requirements will be sourced from the Winnipeg River. Water discharge is expected to be very small. It will be treated as necessary and can be accommodated by the city sewer system.

            A new building will be required to house the hydrometallurgical plant. Three existing buildings may be used for offices, laboratories, lunch/wash rooms, warehouses, and product storage and load out facilities.

            The site was previously served by a rail siding off the Canadian Pacific Railways (CPR) line. Although the rails have been removed it would be possible to reactivate this line to provide rail service directly to the site if that was required.

            Telephone and internet services will be available from local suppliers in the area.

            Environmental Studies, Permitting and Social or Community Impact

            The project site lies in an area adjacent to the English River which supports a variety of wildlife and fisheries, as well as tourism. The area surrounding the project site is undeveloped and forested.

            The Federal and Ontario Provincial permitting processes are well defined and understood. The Ministry of Northern Development and Mines is responsible for coordinating the various regulatory agencies in the mine permitting process.

            The project is small in scale without many of the risks frequently found at other mines such as acid mine drainage. All tailings, mine rock, aggregate and concentrate materials are expected to be inert and air and water quantities utilized and discharged are relatively small and can be managed to acceptable standards with conventional technologies. Meetings have already been held with all key regulators to develop positive relationships early and to review the proposed project. Similarly, positive relationships have already been developed with Indigenous Peoples as well as political and community representatives.

            Given the relatively small size and low environmental risk, no permitting delays are anticipated and all permits should be acquired in a timely manner that will not negatively impact the project schedule.

                   Environmental Baseline

            For the mine and concentrator site, an environmental baseline study program has been conducted, investigating regional and site specific aspects, such as water quality, hydrology, vegetation, wildlife, fisheries, archaeology, and socioeconomics. The ecology of the project area was investigated with field visits carried out in all four seasons during 1998 and 1999. The majority of these data remain valid, and some additional work has been completed related to more recent regulatory changes. Plans are in place to further update or validate this information in the next project phase in consultation with all communities of interest.

            Given that the proposed site for the metallurgical facility to be located in Kenora is located at an existing industrially-zoned and previously operated site, an environmental baseline study for the metallurgical site is not required.

            Tailings and Concentrate Management

            The principal objective of the tailings and concentrate management area (TCMA) is to provide safe and secure storage of the process waste products, while ensuring the protection of the environment during operations and in the long-term after closure.

            Approximately 1.2 Mt of magnetic concentrates, 0.5 Mt of tailing slime, 1.4 Mt of hydrometallurgical plant tailings, and 3.8 Mt of feldspar concentrate (partially concentrated material rejected from the petalite circuit that will undergo additional processing in future to produce a low impurity feldspar product) will be produced over the life of the project. The magnetic concentrates and a portion of the feldspar material will be stored separately due to their potential to be reprocessed in the future.

            The TCMA will consist of valley impoundment type facilities located approximately 1.5 km southwest of the open pit.

            Tailings will be filtered in the concentrator and the hydrometallurgical plant and trucked to the TCMA as solids. The hydrometallurgical tailings will be stored with the combined tailings in the central cell of the TCMA. There will be no long term storage of tailings at the hydrometallurgical plant.

            Mine Rock Aggregate and Mineralized Material Management

            Given the inert nature of the waste material from the open pit and the scarcity of aggregate in the area, all mine rock is considered as a potentially usable aggregate product. Approximately 52 Mt of coarse mine rock aggregate and 1.3 Mt of crushed and optically sorted rejects (fine aggregate) will be generated during the life of the project. The aggregate materials will consist primarily of amphibolite and pegmatitic granite rock, with a lesser amount of feldspathic material. At this stage, these materials will be managed together. The coarse mine rock aggregate will be placed in two storage areas to the west of the open pit while the fine aggregate will be stored near the concentrator for easy access for road maintenance, storage facility construction and pit road construction.

            The mine rock aggregate materials have been characterized as non-acid generating.

            Water Management

            The design and implementation of a comprehensive water management plan for the mine site will be fundamental to the project. The key water management issues are runoff from and seepage associated with the open pit, the plant site, the waste rock facilities and the TMCA. The principal objectives of the water management plan will be to minimize the volume of potentially impacted water generated from the site and minimize the amount of water extracted from the English River for processing and general mine site use by maximizing the use of reclaimed runoff water (for example, plant site runoff and mine dewatering flows) through internal concentrator recycling and use of filtered tailing and concentrate storage. To the extent that it is practical, all water that is impacted by processing operations to a single point in order to minimize the locations that require monitoring and treatment.

            A simple water balance for the Separation Rapids site was prepared to provide estimates of the volumes of runoff reporting to each pond/basin on the site. There will be a surplus of water from the project.

            Closure and Rehabilitation

            Following the cessation of mining, the open pit would be allowed to flood. Flooding would occur naturally through inflows of groundwater and surface water runoff.

            The TCMA will be closed and rehabilitated in a safe and secure manner in full accordance with government regulations and good engineering practices. Following closure, the TCMA will be a reclaimed landform that sheds runoff.

            Progressive rehabilitation of benches of the coarse rock aggregate storage areas is planned to minimize the potential for aesthetic visual concerns during operations, particularly on the river view sides.

            All sediment basins associated with the TCMA and the mine rock aggregate stockpiles will be breached and revegetated as necessary for closure.

            All machinery and equipment from the crusher, process plant and other ancillary facilities would be removed for reuse, salvage or disposal, and all buildings and infrastructure will be removed or demolished. All chemicals or hazardous materials will be returned to the supplier or removed to an appropriate waste disposal facility by a licensed contractor. Petroleum storage tanks will be removed in accordance with applicable regulations. General waste materials will be disposed of in an offsite, licensed landfill site.

            A 5 year post-closure monitoring program will follow closure of the mine that includes maintenance of the revegetated areas, assessment of the physical stability of the aggregate storage facilities and TCMA, surface water and groundwater quality, and periodic biological monitoring of the aquatic and terrestrial ecosystems in the immediate vicinity of the site. The monitoring program will continue, as required, until the target objectives of the site closure have been achieved.

            In the unlikely event that alternate feedstocks for the hydrometallurgical plant are not identified, machinery would be removed from the hydrometallurgical plant site. The buildings will continue to be usable in the industrial park setting.

            Community and Indigenous Peoples Engagement

            Consultation with local First Nations and the public was initiated in 1997. This continued in a reduced manner during the period of inactivity, but was increased again in 2013. A Memorandum of Understanding (MOU), initially signed with the Wabaseemoong Independent Nation (WIN) in 1999, was renewed in 2013.

            Avalon maintains an engagement log which records the numerous meetings held and summaries of the meeting content, and reports this annually in its Sustainability Report.

            An archaeological study was completed in 1998. This will be reviewed with the communities of interest and updated if required. There may be a requirement to complete additional traditional knowledge studies in the next phase of project development. A socioeconomic assessment of the project is included in the 2007 environmental study. This will be updated in the next phase of the project.

            Avalon has a full time representative in Kenora who facilitates ongoing engagement with Indigenous Peoples, communities, regulators and politicians and that contributes to the strong support for the project.

            13. Capital and Operating Costs

            Capital Costs

            The basis for the capital cost estimate is contract mining, a 950,000 t/y concentrator that recovers approximately 145,000 t/y of petalite concentrate and 100,000 t/y of feldspar concentrate, and a hydrometallurgical facility that produces approximately 14,520 t/y of high purity lithium hydroxide product suitable for the battery market. The life-of-mine (LOM) capital cost estimate is summarised in Table 13.1. The estimate is given in Canadian dollars, with a base date of third quarter, 2016. Owing to rounding of the estimates, some totals may not agree.

Table 13.1
LOM Capital Estimate

	Initial Capital ($ millions)	Sustaining Capital ($ millions)	Total Capital ($ millions)
Mining	2.0		2.0
Concentrator – direct costs	112.9		112.9
Hydrometallurgical Facility – direct costs	167.5		167.5
Tailings – direct costs	7.3	6.0	13.3
Indirect costs	123.9	0.3	124.2
Owner’s costs	3.9		3.9
Closure Bond	5.5		5.5
Contingency	84.7	0.9	85.6
Total	507.7	7.2	514.9

            The capital cost estimate for this project presented herein is considered to be at a scoping level with an accuracy of +50%/-35% and carrying a contingency of 20% on total initial estimated capital.

            Operating Costs

            Operating costs have been determined by Avalon’s in-house technical personnel with the exception of the mining costs which were determined by Micon. The estimated costs are expressed in Canadian dollars and are based on:

  Total tonnes mined as determined by mining schedule and typical industry rates.
  Anticipated labour complements and appropriate labour rates.
  Reagent consumptions from testwork and budget supply prices.
  Energy estimates calculated from electrical equipment loads and gas consumptions.
  Estimates for miscellaneous minor operating expenses.

            The estimated average annual project operating costs assuming a mine life of 9.83 years and unit costs for the first 10 years of production when both petalite and feldspar are produced are summarized in Table 13.2

Table 13.2
Summary of LOM Operating Costs

Category	Annual ($’000)	$/t Processed	$/kg Lithium Hydroxide
Mining	29,416.53	30.96	1.98
Concentrator processing	36,738.53	38.67	2.46
TCMA, waste rock, water management	1,241.10	1.31	0.08
Concentrate transport	2,045.42	2.15	0.14
Hydrometallurgical processing	23,348.68	24.58	1.56
General and Administration	4,104.78	4.32	0.27
Total Cash Production Costs	96,895.05	101.99	6.49

            Economic Analysis

            Micon has prepared its assessment of the project on the basis of a discounted cash flow model, from which Net Present Value (NPV), Internal Rate of Return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested. The base case cash flow projection assumes a constant price of US$11,000/t lithium hydroxide, LiOH.H2O. Feldspar sales are at a constant price of US$170/t.

            Annual sales of lithium hydroxide and low impurity feldspar over the LOM period are shown in Figure 13.1 Note that feldspar sales ramp up from 34,000 t in Year 1 to 100,000 t in Year 6, and remain at that level for the remainder of the 20 year project life. On average over that period, feldspar sales represent 16% of total sales revenue.

Figure 13.1
Annual Sales Revenues by Product

            Annual cash flows over the whole LOM period are presented in Table 13.3 and shown graphically Figure 13.2.

Table 13.3
LOM Cash Flow Summary

	LOM total ($’000)	$/t milled	% Gross Revenue	Margin (%)	$/t LiOH.H2O
Mining (Contractor)	291,380	31.21	14%		1,985
Mill/Concentrator	410,980	44.02	20%		2,799
Tailings Management	12,200	1.31	1%		83
Conc. Transport	20,106	2.15	1%		137
Hydrometallurgical Plant	229,518	24.58	11%		1,563
G&A	51,026	5.46	2%		348
Direct Site Costs	1,015,210	108.73	48%	52%	6,915
Less By-product credits	(399,458)	(42.78)	-19%		(2,721)
Cash Operating Costs	615,753	65.95	29%	71%	4,194
Royalties	-	-	0%		-
Production Taxes	-	-	0%		-
Total Cash Costs	615,753	65.95	29%	71%	4,194
Depreciation	512,986	54.94	24%		3,494
Mine Closure\Reclamation	5,503	0.59	0%		37
Total Production Costs	1,134,242	121.48	54%	46%	7,726

            Note that this preliminary economic assessment is preliminary in nature; as the metallurgical processes developed require further work to confirm that a commercially acceptable product can be consistently produced and sold in the marketplace. There is no certainty that the preliminary economic assessment model will be realized.

Figure 13.2
Life-of-Mine Cash Flows

            The project demonstrates an undiscounted payback of 4.5 years, or approximately 6.2 years when discounted at 8.0%, leaving a tail of over 3.5 years of lithium hydroxide production.

            The base case evaluates to an IRR of 19.3% before taxes and 16.5% after tax. At a discount rate of 8.0%, the net present value (NPV8) of the cash flow is $343.8 million before tax and $228.3 million after tax.

            The sensitivity of project returns to changes in all revenue factors (including grades, recoveries, prices and exchange rate assumptions) and also to capital and operating costs, was tested over a range of 30% above and below base case values. The analysis suggests that the project is most sensitive to revenue drivers, and is moderately sensitive to changes in operating costs and capital cost. While the latter remain positive across the range of the sensitivity analysis, NPV falls to zero for product prices of less than 78% of base case assumptions.

            Micon concludes that this study demonstrates the potential viability of the project as a producer of lithium hydroxide with by-product feldspar within the targeted range of accuracy of the estimated capital and operating costs, as well as for product prices above 78% of base case values.

            Markets Studies and Contracts

            Lithium

            The U.S. Geological Survey (USGS) reports production of lithium minerals and products. In terms of gross product weight, Australia is the largest single producer of lithium minerals and chemicals, with output exceeding 400,000 t/y spodumene. Chile is the second ranking producer with a range of lithium chemicals recovered from subsurface brines. In terms of contained lithium, Australia and Chile are also significant producers of lithium.

            Lithium consumption in batteries has increased significantly over the past five years, to the point where it now surpasses demand in ceramics and glass. Rechargeable lithium batteries are used in a wide range of applications including cell phones, cameras, portable electronic devices, hand-held tools and increasingly, in electric vehicles and electrical grid storage. It is expected that battery demand will continue to outpace other lithium demand sectors and will drive overall lithium demand. While the automotive sector is expected to show the most rapid growth, projected growth in global lithium demand also includes consumer electronics and grid energy storage sectors.

            It is projected that demand for lithium hydroxide will grow at a higher rate than that for lithium carbonate based on changes in battery technologies. Avalon considers that the Separation Rapids Lithium Project will be well-placed to supply new battery production facilities in North America.

            Lithium Prices

            Lithium is not traded on any formally recognized exchange and there are few sources of reliable publicly available price data. Transactions are negotiated directly between seller and buyer and payment terms are rarely reported.

            Apart from a sharp correction in 2010, prices for both lithium carbonate and lithium hydroxide have risen steadily over the past decade. Prices reported by Industrial Minerals journal as of mid-August, 2016 were US$8,500-11,000/t delivered in Europe, or US$8,300-10,000/t delivered in Europe for Chinese material.

            Avalon has reviewed all publicly available lithium price forecasts. There is no consensus among analysts on future lithium chemicals prices. For Lithium hydroxide prices in 2019-2020, when Avalon may enter the market, forecasts range from current price levels to as high as US$25,000/t, with the average being around US$16,000-17,000/t. For the purposes of the PEA, Avalon has used a relatively conservative average price assumption of US$11,000/t FOB plant for lithium hydroxide consistent with reported current price levels.

            Feldspar

            The feldspar group is by far the most abundant group of minerals in the earth’s crust, forming about 60% of terrestrial rocks. They are widely produced with global output estimated by the USGS in 2015 at 21.2 Mt. Turkey, Italy, India and China are by far the largest producers. Production in the United States has declined steadily over the past five years. The USGS does not report any production from Canada.

            Feldspar is an important ingredient in the manufacture of glass and an important raw material in ceramics because it acts as a fluxing agent, reducing the strength, toughness, and durability of the ceramic body, and cements the crystalline phase of other ingredients, softening, melting and wetting other batch constituents. Feldspars also are used as fillers and extenders in applications such as paints, plastics and rubber. The glass market for feldspar in the United States represents the largest market at around 68% while ceramics account for 23% and filler and other applications, including chemicals, paints, rubber and plastics, represent less than 10%.

            It is projected that between 2015 and 2022, feldspar demand in the United States will grow at a compound average annual growth rate of 3.8% to reach nearly 800,000 t/y. Through discussions with market participants and industry experts, and evaluation of data provided in purchased reports and publicly available information, Avalon estimates that 100,000 t/y of feldspar can be sold into the glass, ceramics, frits/glazes and filler markets at an average price of US$170/t. Sales will be built up to 100,000 t/y over a period of five years.

            Contracts

            At this stage of development of the Separation Rapids Lithium Project, there are no material contracts in place.

              14. Exploration, Development and Production

            Project Development Schedule

            A period of four years has been scheduled for project development from completion of the PEA. Process design will be finalized and pilot plant work is scheduled to start within three months when permitting will also commence. A period of 35 weeks has been allowed for completion of a feasibility study, followed by engineering and procurement. A period of 78 weeks has been allowed for construction. A period of 21 weeks has been allowed for commissioning and a further 22 weeks for ramp-up to full production.

            Interpretation and Conclusions

            The PEA demonstrates that the SRLD can be developed into an economically robust mining and processing operation to produce a lithium hydroxide feedstock for the lithium ion battery and energy storage industries. It does not preclude the possibility of producing other lithium products for glass-ceramics applications.

            The environmental impacts of the project are minor as a result of the low levels and nature of impurities in the SRLD material. This is expected to reduce risk of permitting delays.

            The site is well located with easy access to important infrastructure facilities for power supply, skilled labour and material transportation. Engagement to date with local communities has resulted in good support for the project and the potential exists for greater engagement and utilization of local businesses.

            Given the potential for a range of products to be recovered from the SRLD, the potential also exists to develop a staged approach to project development and financing that will allow Avalon to adapt to market uncertainties as the project advances. Such a staged approach may start with the production of lithium mineral concentrates for glass-ceramics consumers, resulting in cash flow before investing further in a hydrometallurgical plant to produce a derivative battery material from the petalite concentrate. A petalite concentrate may be saleable to a third party battery material producer equipped to process similar lithium mineral concentrates. Such opportunities are likely to emerge over the next few years as the market for battery materials grows. A staged approach has the potential to reduce capital investment risk. A staged approach would also include development of a demonstration plant in order to provide the required volumes of product samples to potential customers for evaluation and acceptance, as well as to provide improved operating and cost parameters, and potentially improved prospects for project financing.

            This PEA has shown that the Separation Rapids Lithium Project offers a number of other advantages that will contribute to reduced capital investment risk. These include the relatively low environmental impacts and strong support for the project within the local community due to the long history of engagement and the positive relationships developed with local indigenous communities, notably Wabaseemoong Independent Nation.

            Recommendations in the PEA

            Given the potential for a range of products to be recovered from the SRLD, it was recommended by Micon that Avalon develops a staged approach to project development and financing that will allow the Company to adapt to market uncertainties as the project advances.

            Recommendations for different areas of the project are set out below.

            Geology and Mineral Resources

            Detailed mapping should be undertaken to the west and east of the SRLD to explore for projected extensions of the lithium deposit to increase potentially recoverable lithium resources and explore for new zones of related rare metal mineralization such as tantalum and cesium. Further investigations into other potential sources of petalite and lithium minerals in the region could potentially provide additional feed material.

            Detailed mineralogical studies should be completed in order to further refine mineralogical zonation patterns within the pegmatite Subunits 6a, b, c and d using complementary methods such as XRD, Qemscan®, electron microprobe, spectral analysis and optical methods. In particular, lithium mineral zonation patterns may be important for maintenance of a consistent feed for the mill. Further detailed petrography of the feldspar minerals is required for a better understanding of the potentially economic feldspar content and quality.

            Exploration and Resource Definition Drilling

            It is recommended that a minimum 10,000 m diamond drill program be carried out with two main objectives:

            1.        Expand the known petalite/lithium resources to depth and laterally to increase the confidence level of the inferred resources to the Measured and Indicated categories.

            2.        Test exploration targets along both the eastern and western extensions of the SRLD, including the undrilled Western Pegmatite to delineate additional lithium resources and discover other rare metal mineralized zones that the geological model predicts could occur in the area.

            The program should include:

  Detailed mineralogical mapping.
  Geotechnical logging of the drill holes for open pit design considerations.
  Analysis of representative waste rock for environmental considerations.

            It is recommended that geotechnical studies are undertaken concurrent with the proposed drilling program to support the overall pit slopes and design of ramps and haulways.

            Metallurgical Testwork

            Metallurgical testwork should continue with the overall objectives of optimizing the existing flowsheets and studying variants that will create optionality as to what the final product mix should be, bearing in mind that there are at least four potential lithium products (minerals, carbonate, hydroxide, metal) that can be recovered from the mineralization and multiple potential by-products (feldspars, high purity quartz, tantalum, rubidium and cesium).

            Further optimization testwork is recommended in the following areas:

            Concentrator:

  Confirm efficiency and performance of ore sorting when processing low grade material from the pit extremities and the “low grade material” introduced into resources by the mining schedule.
  Optimization and re-piloting of the flotation circuit to improve recoveries and reduce reagent consumptions and costs.
  Investigation of alternatives for further pre-concentration ahead of flotation, such as gravity-based processes.
  Investigation into the recovery of lithium micas (including lepidolite) and other potential products from the magnetics material and lepidolite-rich sub-zones in the deposit.
  Determination of what the final lithium product mix should be based on product pricing (determined through ongoing market development work), future market demand and production costs.
  Further work on the recovery of a high purity quartz product from coarse-grained mineralization.

            Hydrometallurgical Plant:

            There are a number of opportunities to optimize the hydrometallurgical plant process efficiencies and costs. These include:

  Evaluation of fluidized bed roasting as an alternative to the decrepitation kiln.
  Optimization of membrane selection for the electrodialysis cells.
  Piloting of circuit to confirm influence of recycle streams of overall flowsheet and efficiencies.
  Optimization of heat balance and recovery.
  Detailed analysis of the leached solids in order to determine whether this material is of economic value.
  Consideration for optionality in the process flowsheet to produce either a carbonate, hydroxide or possibly another lithium chemical/metal product for the battery market.

            Demonstration Plant:

            Customers in all potential markets will require significant sample material for detailed evaluation before committing to any off-take agreements. Generation of such samples in the required quantities can only be produced through the operation of a demonstration-scale production plant. This also provides assurance of a reliable process and the ability to manufacture products of consistent quality.

            In addition, such a facility would provide significant information for reliable scale-up to a full production facility and potentially reduce perceived investor risk in the project.

            Finally it can also serve as an interim production facility to begin serving the market at a low level and as a test facility for evaluation of other product opportunities and other new development opportunities.

            The optimal scale of such a demonstration plant and the length of operation will need to be determined based on market development work conducted in conjunction with the feasibility study.

            Marketing

            Further work is recommended in the following areas as the project proceeds to prefeasibility and feasibility analysis:

  Continued analysis of lithium markets and prices, and developments in battery technologies and developments in glass-ceramics markets.
  Assessment of opportunities to market lithium mineral (petalite) concentrates in North America.
  More detailed analysis of markets for feldspar in the United States, Europe and Mexico in order to determine if it should be recovered as a co- or by-product of lithium hydroxide and refine the potential unit revenue from a range of feldspar products.
  Analysis of opportunities in the rubidium chemicals market.
  Assessment of markets for high purity quartz as a potential by-product.
  Assessment of markets for other identified and potential products beyond those included in this study.

            These plus other potential by-products currently being investigated not only give the project the potential for further economic enhancement but also provide a strong and flexible production base capable of reducing the impact of any future down turns in any of the markets being targeted.

            Environmental/Social

            The following should be undertaken as project development proceeds:

  Continue to engage with the local Indigenous Peoples, community, regulators and government to maximize local development opportunities and minimize undesirable environmental impacts.
  Conclude a partnership arrangement with the Wabaseemoong Independent Nation as committed to under the existing MOU between WIN and Avalon, and accommodate other Aboriginal groups with interests in the area.
  Update socioeconomic studies as part of the proposed Environmental and Social Impact Assessment (ESIA).
  Complete historical environmental baseline validation and fill in identified gaps. Complete a Project Description and ESIA.
  Update the groundwater study and assess the geotechnical design parameters for the pit, mine rock aggregate, concentrate and tailing management facilities. Assess the potential for river water to enter the open pit and make appropriate amendments as required.
  Complete additional ABA and humidity cell leachate studies on the mine rock aggregate, concentrate and tailings as required. Complete biological toxicity testing of effluents and water treatment studies as required on pilot or demonstration plant water and tailing when available.

  Geotechnical and hydrogeological investigations for the TCMA and stockpile locations, including identification and characterization of potential local construction materials (i.e., till, sand and gravel).
  Detailed topographic mapping should be obtained for the full project site. (See geological mapping and drilling, above).
  Additional laboratory testing of the tailings and concentrates to better understand their physical properties as delivered to the TCMA (i.e., filterability, workability, placed density, strength, etc.).
  Trade-off study to determine if filtered tailings is the preferred disposal and storage method. Consideration should be given to operating in a northern climate with long, cold winter months.

            Proposed Work Program

            Avalon’s proposed work program and budget for ongoing project optimization and feasibility studies contained in the PEA is summarized in Table 14.1

Table 14.1
Avalon Proposed Budget for Ongoing Work

Activity	Budget (Cdn$)
Exploration and drilling	1,500,000
Updated mineral resource estimate	35,000
Metallurgical testwork (bench scale)	850,000
Pilot plant studies	1,700,000
Access road studies	10,000
Hydro-electric study	25,000
TCMA studies and design	35,000
Geotechnical drill program	30,000
Geotechnical testing	10,000
Detailed mine design and planning	50,000
Hydrometallurgical plant site selection	10,000
Evaluate underground mining option	30,000
Hydrogeological study and ground water modelling	25,000
Environmental studies and data gathering	900,000
Local community and stakeholder engagement	50,000
Engineering, design, costing and report	4,000,000
Market development	900,000
Sub-total	10,160,000
Demonstration Plant	25,000,000

Other Properties and Assets

            In addition to the Nechalacho Project, the Company owns five other rare metals and minerals projects, three of which are currently active. The Company’s three other active projects are the Separation Rapids Lithium Project, the East Kemptville Tin-Indium Project and the New Brunswick Tin Exploration Project. The Company’s other assets which are inactive are the Miramichi Tin Project (which was abandoned after Fiscal 2016), the Warren Township Calcium Feldspar Project and the Lilypad Lakes Tantalum-Cesium Project. The Company also owns royalty interests in two development projects which are not in production.

            Unless otherwise stated, the technical information contained in this section of the Annual Report in respect of other properties and assets of the Company has been reviewed and approved by Dr. William Mercer, P.Geo., Vice President, Exploration who is a qualified person for the purposes of NI 43-101.

East Kemptville Tin-Indium Project

            The 100% owned East Kemptville Tin-Indium Project is located approximately 45 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203, which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east, passes a short distance to the northwest of the project area. The East Kemptville Tin mine was developed in 1985 on a resource of tin-copper-zinc mineralization known geologically as a “greisen”. Greisens are hydrothermal mineral deposits associated with granites consisting of a stockwork of mineralized veins and replacement zones in altered and mineralized granitic rocks.

            The Company holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders (which was done in 2014 and renewed for 2015 and 2016). Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. Negotiations with the surface rights holders toward securing full tenure to the East Kemptville site are advancing steadily, (including a detailed due diligence review on environmental liabilities), and are targeted to be concluded by the end of 2016.

            The Company first acquired a Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new Special Licence reflecting the entire original mine site. The new Special Licence designated Special Licence No. 50462, has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures over the three years including $2,250,000 by January 31, 2017 (of which $2,833,792 had been incurred by August 31, 2016). It is renewable for an additional two one-year periods. The total area covered by the new Special Licence is 2,880 acres.

            A drilling program was completed in the summer and early fall of 2014. It comprised of seven drill holes totaling 984 metres on the Baby Zone. The objective of the drill program was verification of historic drill data by twinning in some cases, of historic drill holes, but applying quality control and quality assurance processes as specified under CIM guidelines for resource estimation.

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

Table 1: Mineral Resources, East Kemptville Main and Baby Zones

Classification	Sn Cut-off Grade	Tonnes (mT)	Sn %	Zn %	Cu %
IN SITU INDICATED	>= 0.05	46.07	0.104	0.132	0.051
	>= 0.10	18.47	0.176	0.173	0.064
	>= 0.15	6.83	0.239	0.204	0.077
	>= 0.20	3.16	0.337	0.268	0.093

Classification	Sn Cut-off Grade	Tonnes (mT)	Sn %	Zn %	Cu %
	>= 0.25	2.93	0.344	0.275	0.092

IN SITU INFERRED	>= 0.05	34.29	0.102	0.104	0.052
	>= 0.10	16.95	0.148	0.122	0.062
	>= 0.15	2.66	0.203	0.130	0.075
	>= 0.20	0.82	0.311	0.138	0.120
	>= 0.25	0.58	0.342	0.171	0.117

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Independent Qualified Person for this Mineral Resource estimate is Donald Hains, P. Geo..
3.	The resource estimate is based on 275 drill holes totalling 29,587 metres drilled between 1979 and 1991 by previous operators and 7 holes totalling 984 metres drilled by the Company in 2014.
4.	Drill data was organized in Maxwell DataShed and for estimation purposes was transferred to MineSight 3D software, wherein the block model was developed.
5.	Resources were estimated by interpolating composites within a block model of 5x5x3 m blocks. Interpolation used the inverse distance squared method with localization of higher grades.
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

            A 2015 drilling program was completed in November 2015 and had the objective of upgrading inferred mineral resources in the Main and Baby Zones into the indicated and measured categories as well as testing other known tin occurrences in the area. In addition, the drilling program provided further samples for metallurgical testing and assisted in developing geotechnical knowledge of the deposit. Twenty-two drill holes totalling 4,514 metres were completed, on the Main, Baby and Duck Pond Zones with assay results from the Baby Zone holes released on November 3, 2015. Results were in line with expectations and confirm continuity of the mineralized zone to depth. During the Quarter, the surface ore stockpiles were resampled and the historical estimate of average grades was confirmed. During 2016 a series of grab samples were collected from the surface ore stockpiles and the results provided a confirmation of the reported historical estimate of the average grade of the stockpiles as given in the table below. In addition, bulk samples were collected from the stockpile for metallurgical testwork. A drilling program is tentatively planned in 2017 to more systematically sample the stockpiles and map the internal grade distribution in more detail. This information will be included in a future resource update.

            The estimate of resources present in the Low Grade Stockpile at East Kemptville reported by Rio Algom Limited in the East Kemptville Closure Plan Report dated December 1993 and filed with the Government of Nova Scotia was verified. In order to verify the tonnage a volume estimate was completed utilizing the original 1983 topography prior to mining, topography from the 1992 topographic survey and present topography to estimate the volume of the stockpile. A density (SG) of 1.6 t/m3 was then applied as this was considered reasonable from past experience with estimating resources in stockpiles and dumps. The estimate of tonnage is within 5.5% overall of that given by Rio Algom in the mine closure document.

            In order to verify the metal grade of the low grade stockpile, a surface sampling program was completed. A program was completed with two independent samples at points at 50 m intervals across the length and width of the low grade stockpile, plus samples around one side of the bottom of the pile. The two samples from each site were kept separate in order to investigate any sampling bias on the part of one or other sampler. The samples collected totalled 270 kgs in weight. Locations were determined by chain, compass and handheld GPS. Samples collected from each site were shipped to Activation Laboratories Limited for analysis including multielement Ultratrace-7 (56 elements) and XRF for Sn (plus 19 elements including whole rock analysis). The grades estimated by Avalon in 2015 are in reasonable agreement to the average resource grade reported by Rio Algom Limited in the above mentioned Closure Plan (1993) and thus confirm the estimate of Sn, Zn and Cu grade of the Low Grade Stockpile. For example, the RAL Closure Plan quotes Sn grades of 0.091% Sn estimated from the block model during mining and 0.106% Sn from surface sampling by RAL. The comparison shows that Sn is within 11% of the surface samples quoted by RAL and higher than the block model estimate. Zinc as measured by Avalon is also within 11% of the RAL value. Copper is close to the block model estimate and slightly below the RAL surface sample estimates.

            Given the likely heterogeneity of the material in the stockpiles, largely due to the variable grades of the mineralization, the agreement is considered acceptable to verify the estimates in the Closure Plan and to class the Low Grade Stockpile as an Inferred Mineral Resource. Additional measurement and sampling of the stockpile is required to confirm the historic tonnage and grade data.

            On the basis of its investigation, Avalon considers that the Low Grade Stockpile may be reported as an inferred mineral resource as summarized in Table EK 2. Metal grades are the average of the RAL and Avalon surface sampling, as shown previously in Table EK 1.

Table EK 2
Low Grade Stockpile Estimated Mineral Resource

Tonnes (Mt)	Grade (%)
	Sn	Zn	Cu
5.87	0.112	0.100	0.61

Notes:

1.	The resource is classified as “Inferred” following CIM Definition Standards 2014 for mineral resources.
2.	The Qualified Person for this mineral resource estimate is Donald Hains, P.Geo., of Hains Engineering Company Limited.
3.	Resources were estimated by examination of historical RAL data and Avalon’s 2015 sampling of the Low Grade Stockpile.
4.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing or other issues.

            It is recommended by Hains that a drill program be completed on the stockpile to verify the grade with depth within the pile with drill holes on a grid at 50-m intervals. This would require 2,000 to 4,000 m in about 75 – 120 drill holes at an estimated cost of about $300,000 to $600,000, or $0.05 -0.10/t. The drilling could be with a reverse circulation drill or similar, depending on the size distribution of the rock in the pile. In addition, mineralogical and metallurgical work is required to assess the degree of oxidation of the sulphide minerals present in the stockpile.

            Bench scale metallurgical testing, using sample material collected during the 2014 drill program, was carried out a commercial laboratory located in Cornwall, England with expertise in tin metallurgy, and was completed late in December, 2015. This work program investigated all aspects of the flowsheet including milling, copper and zinc sulphide flotation as well as tin recovery by both gravity and flotation processes. The recovery of indium to the zinc concentrate was also monitored. This test program will eventually lead to larger scale pilot plant testing (if metal prices increase sufficiently) using representative bulk samples collected from future drilling and existing ore stockpiles at the site. The results from this test program confirmed the ability to produce a tin concentrate with >50% tin, a zinc concentrate of >50% zinc (also containing 0.175% Indium) and a copper concentrate at >20% copper with scope for further grade improvements.

            Current work is focused on evaluating the economics of a small scale development scenario involving the processing of almost 6 million tonnes of surface stockpiles at the rate of 100 tonnes per hour (“tph”) for the recovery of a tin concentrate through a small, modular designed gravity process plant. Further testwork on a simple gravity only circuit has been completed using the stockpiled material and has demonstrated that a tin recovery of +/-60% is achievable by such a flowsheet. The concentrate produced was 44.6% tin but could be increased to >50% by flotation to remove contained sulphides. This scenario offers the potential for near term production at a relatively low capital expenditure with low environmental impact by taking advantage of existing tailings management facilities. Processing of the stockpiles would also contribute to the long term environmental remediation of the site. Operating life could be extended by the subsequent processing of fresh ore from the Baby Zone pit as well as from other lower grade surface stockpiles and potentially re-treating tin bearing tailings.

            Avalon has begun commercial discussions with several parties interested in new sources of supply of tin concentrate or interested in tin development opportunities. Samples of the tin mineralization from the stockpiles have been sent to one interested party and others are waiting for tin concentrate samples.

            Initial environmental studies are examining the nature of the waste material generated from renewed operations, as well as the conditions required for bringing the existing operation into readiness for future production. These studies included work on future closure strategies and baseline studies such as species at risk surveys and studies on effluent chemistry management. Opportunities have now been identified to significantly reduce the existing site environmental and associated financial liabilities through innovative management of future waste rock and tailings and through the processing of mineralized material. These are anticipated to significantly reduce or eliminate the need for ongoing site care and maintenance. The detailed due diligence review of the historic environmental liability, led by Mark Wiseman, Vice-President, Sustainability, related to the acquisition of the surface rights were largely completed during 2016.

            Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Person under NI 43-101.

New Brunswick Tin Exploration Project

Mount Douglas Tin-Tungsten Property

            During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. To keep the option in good standing, the Company is required to incur exploration expenditures of $75,000 by October 28, 2016 (of which $70,178 had been incurred as at August 31, 2016, and the balance of $4,822 has been incurred subsequent to the end of Fiscal 2016) and make cash payments totalling $120,000 over five years with the first payment of $10,000 being due on October 28, 2016, which has been paid subsequent to the end of Fiscal 2016.

            The property consists of 24 claim units north of Saint George in southern New Brunswick. Access is via Highway 785 followed by Lake Anthony forest access logging roads. The property covers a number of occurrences of tin-tungsten greisen mineralization associated with granitic rocks.

            The expenditures during fiscal 2016 were primarily incurred on geological sampling, mapping, geophysical survey, and preparatory work for the small drilling program tentatively planned for late fall.

            The results of reconnaissance grab samples collected during the fall of 2015 field program were encouraging, showing an average of 0.25% tin in the Pocologan Zone (22 samples) and 0.18% tin (8 samples) and 0.24% tungsten (10 samples) in the Lake Anthony Brook Zone. These occurrences have never been previously drilled.

            Unless otherwise noted, the technical information on the Mount Douglas property has been reviewed and approved by Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who is a Qualified Person under NI 43-101.

Mascarene Copper-Nickel-Cobalt Property

            During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, of which half (1%) can be bought back for $1.0 million) in certain mineral claims located in the Mascarene Peninsula, Charlotte County, southern New Brunswick. To keep the option in good standing, the Company is required to make cash payments totalling $150,000 over four years with the first payment of $10,000 being due on signing.

            The property is located near Highway 772 south of Saint George. Access is possible on the property on old logging roads and trails, plus a powerline that intersects the property can be used for access on foot or ATV.

            The property was host to mining operations in the 1860s when copper was produced and shipped to the United States from the Oliver Cameron and Wheal Louisiana mines.

            Showings and workings are present in three mineral occurrences located in mineralized quartz veins with associated hydrothermal alteration in meta-sedimentary host rocks in contact with massive to sheared gabbro. The geological setting is reported in government reports and maps, and historic mineral assessment reports. The area is associated with a long greater than 3km strike length narrow east-west trending magnetic high.

            Sulphide mineralization appears to be restricted to narrow, discontinuous quartz and quartz-carbonate veins adjacent to intrusive gabbro, possibly in fault contact. Up to 1 to 2% chalcopyrite and pyrite also occur in gabbro. It is unclear whether the linear magnetic high is associated with gabbro, or possibly with magnetite confined within a particular geological formation.

            Assays on grab samples from the property collected by the prospector and Avalon have presented interesting copper, cobalt and nickel values. Avalon has completed little field work to date and plans geological, geochemical and geophysical studies over the next year.

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

Miramichi Tin Project

            The Miramichi Tin Project consisted of 196 claims in three groups all located in the Northwest Miramichi River area, York County in central New Brunswick, Canada. There are many known tin and tungsten occurrences in south central New Brunswick, which have seen varying levels of historic exploration. Part of the project involves evaluation of other tin prospects as future acquisition possibilities.

            The Company wrote off its investment in the project in fiscal 2016 and allowed the claims to expire in September 2016 due to the exploration results lack of encouragement.

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

Item 4A. Unresolved Staff Comments

            None.

Item 5. Operating and Financial Review and Prospects

            (i)        Critical Accounting Policies

            Some of our critical accounting policies are as follows. See Note 3 to the August 31, 2016 consolidated financial statements for a detailed description of our accounting policies.

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

            Exploration and evaluation assets are allocated to cash generating units (“CGUs”) for the purpose of assessing such assets for impairment and each project is identified as a separate CGU. A project is tested for impairment when facts and circumstances suggest that the carrying amount of that project may exceed its recoverable amount, and the recoverable amount of the project is estimated. If the recoverable amount of the project is estimated to be less than its carrying amount, the carrying amount of the project is reduced to its recoverable amount, and an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

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

            Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as an expense in the period in which they are incurred.

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

            If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount, and an impairment loss is recognized immediately in profit or loss.

            At the end of each reporting period, the Company assesses whether there is any indication that impairment losses that were recognized in prior periods may no longer exist or have decreased. If such an indication exists, the estimated recoverable amount of the asset (or CGU) is revised and the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

            Upon initial recognition of site closure provision there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a units-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds and such increase is recognized as an interest expense.

            Critical accounting judgements and estimation uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

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

            (ii)       Key Sources of Estimation Uncertainty

            Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

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

            Fair Value of Share Based Payments and Warrants

            The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

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

A. Operating Results

            The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended August 31, 2016, 2015 and 2014, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended August 31, 2016 compared with the year ended August 31, 2015

	2016	2015
Revenue
Interest income	$35,160	$66,014

Expenses
Corporate and administrative expenses	3,221,418	3,949,320
Impairment loss on exploration and evaluation assets	223,938	6,425
Write-off of land acquisition option payments	-	212,960
General exploration	37,987	33,782
Depreciation	38,282	55,730

Share based compensation	345,435	788,880
Foreign exchange (gain) loss	(9,274)	(25,355)
Financing transaction costs	10,598	-
Increase (Decrease) in fair value of warrants denominated in foreign currency	122,561	(1,431,765)

	3,990,945	3,589,977

Net Loss before Income Taxes	(3,955,785)	(3,523,963)
Deferred Income Tax Recoveries	416,140	347,589

Net Loss and Total Comprehensive Loss for the year	$(3,539,645)	$(3,176,374)

            During the year ended August 31, 2016 (“Fiscal 2016” or the “Year”), the Company’s net loss increased by $363,271 from a net loss of $3,176,374 for the year ended August 31, 2015 (“Fiscal 2015”) to a net loss of $3,539,645 for Fiscal 2015. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Interest income

            Lower cash balances resulted in interest income decreasing to $35,160 for Fiscal 2016 compared to $66,014 for Fiscal 2015.

Corporate and administrative expenses

            Corporate and Administrative expenses totalled $3,221,418 during Fiscal 2016, an 18% decrease from the amount incurred in Fiscal 2015 ($3,949,320). The main areas of decreased operating expenses for the Year were salaries, benefits and directors’ fees, filing and transfer fees, audit assurance and related services, financing advisory services and expenses, occupancy costs and marketing and sales expenses.

            Salaries, benefits and directors’ fees for the Year decreased by approximately 20% to $1,693,399 compared to $2,107,173 in Fiscal 2015. The decrease in salaries, benefits and directors’ fees was primarily related to reduced staffing levels and the further reduction in directors’ fees starting in January 2016.

            Filing and transfer fees decreased by 32% to $116,484 during Fiscal 2016 compared to $170,600 for Fiscal 2015. The decrease is primarily related to the decrease in participation fees paid to the Ontario Securities Commission and the decrease in annual listing fees paid due to the Company’s move to the OTCQX Best Market from the NYSE MKT. The participation fee paid during Fiscal 2016 was based on the Company’s average market capitalization in Fiscal 2015, whereas the participation fee paid in fiscal 2015 was based on the Company’s average market capitalization in fiscal 2011.

            Fees for audit assurance and related compliance services for Fiscal 2016 decreased by approximately 33% to $115,391 compared to $171,755 in Fiscal 2015. The decrease is primarily related to the elimination of quarterly financial statement review services and related compliance services in Q2 to Q4 of Fiscal 2016 to conserve cash resources as these services are no longer required following the expiry of the 2013 shelf prospectus in October 2015 and after the Company became a “non-accelerated filer” in the USA under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

            No financial advisory fees and expenses were incurred during Fiscal 2016 compared to $37,853 for the Fiscal 2015. This decrease is related to a decreased amount of work with respect to financing initiatives related to the Project provided by third party consultants.

            Occupancy costs decreased by 11% to $303,096 during Fiscal 2016 compared $340,322 in Fiscal 2015. The decrease is primarily related to the closing of the Company’s office in Delta, BC in May of 2015.

            Marketing and sales related expenses decreased by $61,730 (44%) during the Year compared to Fiscal 2015, which primarily related to the reduction in travel and to the decrease in fees paid to consultants in assisting the Company in sales and market development and government relations work. This was achieved by performing a higher portion of the work in-house.

            Expenses on public and investor relations Fiscal 2016 increased by $91,834 (20%) to $556,977 compared to $465,144 in Fiscal 2015. The increase was primarily related to the increase number of investor conferences and roadshows undertaken during the Year to increase investor awareness about the Company’s shift in focus back to its lithium business and the Company’s name change which was approved by shareholders in February 2016.

Impairment loss on exploration and evaluation assets

            As at August 31, 2016, the Company decided not to renew the mineral claims of its Miramichi Tin Property which were due for renewal in September 2016, accordingly the cost incurred to-date of $218,620 was written off as an impairment loss in Fiscal 2016.

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

Share based Compensation

            Share based compensation decreased to $345,435 for Fiscal 2016 compared to $788,880 for Fiscal 2015. This decrease is primarily related to the decrease in the estimated fair values and the number of options earned during the Year compared to Fiscal 2015.

Increase (Decrease) in fair value of warrants denominated in foreign currency

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

            The fair value of the warrant component was estimated at US$0.220 and this amount was allocated to the warrant component of the Unit, with the residual balance of US$0.213 being allocated to the common share component of the Unit. In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of the warrant component of the Unit totaling $2,200,946 had been classified and recorded as a financial liability at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss. Using the Black-Scholes pricing model, the total fair value of these warrants had been re-measured at $411,418, $288,857 and $1,720,622 as at August 31, 2016, August 31, 2015 and August 31, 2014, respectively, which resulted in a loss of $122,561 for Fiscal 2016 (being the increase in the estimated value of these warrants between August 31, 2015 and August 31, 2016) and a gain of $1,431,765 for Fiscal 2015 (being the decrease in the estimated value of these warrants between August 31, 2014 and August 31, 2015).

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

Deferred Income Tax Recoveries

            In Fiscal 2016, the Company has incurred Canadian Exploration Expenditures (“CEE”) of $3,854,975 related to certain flow-through equity financings completed in Fiscal 2015 and Fiscal 2016 as disclosed in in Note 11 of the Consolidated Financial Statements. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $416,140 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2015, the Company had recognized a deferred income tax recovery of $347,589 resulting from the CEE incurred in Fiscal 2015 related to the December 2014 Private Placement as disclosed in Note 11 of the Consolidated Financial Statements.

Year ended August 31, 2015 compared with the year ended August 31, 2014

	2015	2014
Revenue
Interest income	$66,014	$88,075

Expenses
Corporate and administrative expenses	3,949,320	5,211,051
Impairment loss on exploration and evaluation assets	6,425	182,409
Write-off of land acquisition option payments	212,960	175,104
General exploration	33,782	7,452
Depreciation	55,730	167,680
Share based compensation	788,880	347,096
Foreign exchange (gain) loss	(25,355)	20,097
Financing transaction costs	-	303,862
Decrease in fair value of warrants denominated in foreign currency	(1,431,765)	(480,324)

	3,589,977	5,934,427

Net Loss before Income Taxes	(3,523,963)	(5,846,352)
Deferred Income Tax Recoveries	347,589	115,771

Net Loss and Total Comprehensive Loss for the year	$(3,176,374)	$(5,730,581)

            During Fiscal 2015 the Company’s net loss decreased by $2,554,207 from a net loss of $5,730,581 for the year ended August 31, 2014 (“Fiscal 2014”) to a net loss of $3,176,374 for Fiscal 2015. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

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

            Salaries and benefits for Fiscal 2015 decreased by approximately 15% to $1,981,542 compared to $2,336,363 in Fiscal 2014. The decrease in salaries and benefits was primarily related to the 20% to 25% salary reduction for the Company’s senior management team commencing November 2014 through to August 2015.

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

            Directors’ fees for Fiscal 2015 decreased by approximately 49% to $125,631 compared to $244,540 for Fiscal 2014. To conserve cash resources, the Board of Directors cut the directors’ fees by 50% starting in January 2015.

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

Decrease in fair value of warrants denominated in foreign currency and financing transaction costs

            As discussed above, on August 31, 2014, the US$ Warrants had been re-measured at $1,720,622 using the Black-Scholes pricing model and the resulting change in value of $480,324 had been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss for Fiscal 2014.

            The issuance costs for the US$ Warrants of $303,862 had been recorded as financing transaction costs on the statement of comprehensive loss for Fiscal 2014.

Deferred Income Tax Recoveries

            As discussed above, in Fiscal 2015, the Company had recognized a deferred income tax recovery of $347,589 resulting from the CEE incurred in Fiscal 2015 related to the December 2014 Private Placement as disclosed in Note 11 of Consolidated Financial Statements. In Fiscal 2014, the Company had recognized a deferred income tax recovery of $115,771 resulting from the CEE incurred in Fiscal 2014 related to the July 2014 Private Placement as disclosed in Note 11 of the Consolidated Financial Statements.

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

            As at August 31, 2016, the Company had adjusted working capital of $1,160,471 (calculated by adding back the deferred flow-through share premium of $96,617 and the liability for warrants denominated in foreign currency of $411,418 to the net current assets of $652,436) and cash and cash equivalents on hand of $1,360,487. As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.0% . As at August 31, 2015, the Company had adjusted working capital of $5,263,216 and cash and cash equivalents on hand of $5,247,738.

            The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $350,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2017 are budgeted at approximately $2,900,000 (excluding capitalized salaries and benefits), with approximately $1,500,000 of these expenditures being allocated to the Separation Rapids Lithium Project.

            The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until the end of January, 2017; however, there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

            The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

            All of the Company’s resource properties, with the exception the Mount Douglas Tin-Tungsten property and its cobalt prospect in New Brunswick, are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. The Company is required to incur certain exploration expenditures on the East Kemptville Project in order to keep the new Special Licence in good standing and to maintain its option on the Mount Douglas property (as described earlier under “Exploration and Development Activities”) and its cobalt prospect in New Brunswick. To keep its option on the cobalt prospect in good standing, the Company is required to incur exploration expenditures of $40,000 by May 31, 2017 (of which $1,316 had been incurred as at August 31, 2016) and make cash payments totalling $150,000 over five years (of which $10,000 had been paid by August 31, 2016, with the next payment of $25,000 being due by August 22, 2017). As at August 31, 2016, the Company is also required to incur additional Canadian Exploration Expenditures (“CEE”) of $495,195 by December 31, 2017. This amount is the remaining balance of the required expenditures resulting from the private placement completed in March, 2016.

            Subsequent to the Year, the Company completed a private placement in which it issued 4,545,454 flow-through common shares at a price of $0.22 per share for gross proceeds of $1,000,000. The Company is required to incur the $1,000,000 in CEE relating to this private placement by December 31, 2017. In connection with the private placement, the Company paid finder’s fees of $60,000 and issued 272,727 non-transferrable finder’s compensation warrants, with each finder’s warrant. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.25 per share until November 7, 2018

            During Fiscal 2016, the Company completed three financing transactions:

            i)        On December 24, 2015, the Company completed a private placement (the “December 2015 Private Placement”) and issued 6,000,000 flow-through units (“Flow-Through Unit”) at $0.125 per unit (the “Unit Price”) for gross proceeds of $750,000. Each Flow-Through Unit consists of one flow-through common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.175 per share, until December 24, 2017. In connection with the December 2015 Private Placement, the Company paid cash commission of $45,000, incurred other issuance costs of $23,541 and issued 360,000 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.125 per share until December 24, 2017.

            ii)        On March 11, 2016, the Company completed a private placement (the “Private Placement”) and issued 13,700,000 units (“PP Unit”) at a price of $0.10 per PP Unit for gross proceeds of $1,370,000, of which 1,000,000 PP Units were issued to Mr. Donald Bubar. Each PP Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per share, until March 11, 2018, or if at any time following September 11, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (the “Accelerated Expiry Date”).

            In connection with the private Placement, the Company paid finders’ fees of $30,000, incurred other issuance costs of $17,864 and issued 300,000 non-transferrable finder’s compensation warrants. Each finder’s compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.11 per share until the earlier of March 11, 2018 or the Accelerated Expiry Date

            iii)        On March 29, 2016, the Company completed a private placement (the “March 2016 Private Placement”) and issued 3,000,000 flow-through units (“FT Unit”) at a price of $0.175 per FT Unit and 2,000,000 units (“Non-FT Unit”) at a price of $0.125 per Non-FT Unit for gross proceeds of $775,000. Each FT Unit consists of one flow-through common share and one-half of one non-transferrable common share purchase warrant (“FT Warrant”). Each whole FT Warrant entitles the holder to purchase one common share of the Company at a price of $0.20 per share until March 29, 2018, or if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (“Expiry Date”). Each Non-FT Unit consists of one common share and one-half of one non-transferrable common share purchase warrant (Non-FT Warrant”). Each whole Non-FT Warrant entitles the holder to purchase one common share of the Company at a price of $0.175 per share until the Expiry Date.

            In connection with the issuance of the FT Units, the Company paid finders’ fees of $31,500 and issued 180,000 non-transferrable finder’s compensation warrants. Each finder’s compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.175 per share until March 29, 2018. The estimated fair value of the compensation warrants totaled $8,203. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.51%; expected life of 2.0 years; and expected volatility of 72%.

            The Company also incurred other issuance costs of $14,263 relating to the March 2016 Private Placement.

            On May 27, 2015, the Company raised $4.0 million pursuant to a prospectus offering. The planned use of proceeds from this offering was to incur $2.5 million in resource property expenditures and $1.5 million on working capital and general corporate purposes. The Company completed its use of these proceeds during the quarter ended February 29, 2016. The actual use of proceeds was consistent with the planned use of proceeds as disclosed in the prospectus.

           A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

            The Company has an operating lease for its premises. As at the date of this Annual Report, the minimum lease commitments under these leases are as follows:

Fiscal year ended August 31, 2017	$236,778
2018	$316,944
2019	$316,944
2020	$105,648
2021 and thereafter	$-

C. Research and Development, Patents and Licenses, etc.

            Research and development expenditures incurred during Fiscal 2016 and Fiscal 2015 totalled $1,120,656 and $519,992 respectively.

            The Company has invested significant amounts of resources in researching, developing and optimizing the metallurgical processes to recover the REE from the Nechalacho mineral deposit. The bulk of these R&D investigations have been conducted at a commercial laboratory in Lakefield Ontario, although further work has also been conducted at other globally recognized research institutes elsewhere in Ontario, USA and South Africa.

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

            Leading up to the compilation of the PEA for the Separation Rapids Lithium Project extensive testwork was conducted to develop the flotation process for producing concentrates of both petalite and a mixed feldspar. This work included both bench scale and pilot scale work programs. In addition process testwork was conducted with regards the development of processes to produce both lithium carbonate and lithium hydroxide from the petalite concentrate. Processes to produce both products were developed with further attention then paid to the hydroxide process and production of final hydroxide crystals which meet battery grade specifications. Avalon has subsequently filed a provisional application (number 62419532) for patent under 37 CFR 1.29 which covers the process of producing lithium hydroxide from petalite with corresponding recycling of sulphuric acid.

            D. Trend Information

            While the Company does not have any producing mines it is directly affected by trends in the metal industry. At the present time global metal prices are extremely volatile. Demand for and the prices of REE have fluctuated widely, particularly in recent years.

            REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Prices have not recovered since then. Many consumers continue to be concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China. In early 2015, China replaced its rare earth export quota system with an export licensing system as a response to a ruling by the WTO on China’s export practices. It is believed that the new licensing system will allow China to manage and control exports more closely and with less transparency than there was under the export quota system. This is expected to create more uncertainty around security of supply for consumers outside China. It has been reported that the Chinese government has selected six companies to consolidate and control the rare earth industry in China, but it has not been able to control the illegal production, processing and sale of Chinese rare earths. Illegal production is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. Markets for rare earth elements remain quiet with prices falling some 30-50% in 2015 despite a 7% increase in overall demand. Overall supply is estimated by IMCOA to have increased some 9% due mainly to increased illegal production in China. This market downturn has resulted in the bankruptcy of at least two potential new producers outside China and a dramatic decline in investor interest, which has significantly reduced the amount of capital available for new rare earths development projects like Nechalacho.

            Demand for REE products may be impacted by demand for some of the products incorporating rare earths. Lack of growth in these markets may adversely affect the demand for REE products.

            Lithium is not traded on any formally recognized exchange and there are few sources of reliable publicly available price data. Transactions are negotiated directly between seller and buyer and payment terms are rarely reported. Apart from a sharp correction in 2010, prices for both lithium carbonate and lithium hydroxide have risen steadily over the past decade, reflecting growing demand for lithium in battery applications. Prices reported by Industrial Minerals journal as of mid-August, 2016 for lithium carbonate were US$8,500-11,000/t delivered in Europe, or US$8,300-10,000/t delivered in Europe for Chinese material. Lithium hydroxide typically sells at a $2,000/tonne premium to lithium carbonate.

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

F. Tabular disclosure of contractual obligations

            As of August 31, 2016, the Company had the following contractual obligations:

	Payment due by period
					More than 5
	Total	<1 year	1-3 years	3-5 years	years
Trade payables and other payables	$726,395	$726,395	$-	$-	$-
Operating Lease	1,052,760	313,224	633,888	105,648	-
Total	$1,779,155	$1,039,619	$633,888	$105,648	$-

G. Safe Harbor

            The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

            The following is a list of the Company’s directors and senior management as of the date of this annual report. The directors were elected by the Shareholders on February 24, 2016 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name, Present Position
with the Company and		Director/Officer
Country of Residence	Principal Occupation	Since
DONALD S. BUBAR Director, Chief Executive Officer and President Ontario, Canada	President and CEO of the Company	February 17, 1995

ALAN FERRY (1) (2) Director Ontario, Canada	Self-employed Businessperson since July 2007.	February 24, 2000

BRIAN D. MACEACHEN (1) Director and Chairman Nova Scotia, Canada	Executive Consultant since July 2012; prior thereto, Executive Vice President of Brigus Gold Corp. (formerly Linear Gold Corp., a mining exploration company) since October 2009 and President and CEO of Linear Metals Company (a mining exploration company) from January 2008 to April 2012; prior thereto, CFO and Vice-President of Finance of Brigus Gold Corp. and Linear Metals Company.	November 16, 1998

PETER MCCARTER (1)(2) Director Ontario, Canada	Retired mining executive.	November 16, 2007

JANE PAGEL Director Ontario, Canada	Self-employed businessperson; Interim President and CEO Sustainable Development Technology Canada June 2014 - June 2015; President and CEO Ontario Clean Water 2010-2014; SVP and Principal Jaques Whitford 2000-2009, acquired by Stantec, Principal 2009-2010.	February 24, 2016

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

Conflicts of Interest

            To the best of the Company’s knowledge, and other than as disclosed in this annual report, there are no known existing or potential conflicts of interest between the Company and its directors, officers or promoters, except that certain of the Company’s directors, officers and promoters serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

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

Legal Proceedings and Regulatory Actions

            The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2016 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

            There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2016, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2016.

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

Transfer Agent and Registrar

            The Company’s transfer agent and registrar is TSX Trust Company, with its principal office at 200 University Avenue, Suite 3400, Toronto, ON M5H 4H1.

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

1) Compensation Discussion and Analysis

            Compensation, Governance and Nominating Committee

            The Compensation, Governance and Nominating Committee (the “CGN Committee”) of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s stock option plan (the “Stock Option Plan”) and any other employee benefits and/or plans and with respect to directors’ compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

            The CGN Committee currently consists of Peter McCarter (Chair), Alan Ferry and Kenneth G, Thomas, each of whom are independent, pursuant to the rules of the TSX. Each of Messrs. McCarter, Ferry and Thomas has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc. and GPM Metals Inc., which are publicly listed mineral exploration or mining companies. Dr. Thomas served as Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to June 2012, Global Managing Director and Director, Hatch from November 2005 to November 2009 and Chief Operating Officer, Crystallex International Corporation from April 2003 to October 2005. In addition he served in senior roles at Barrick Gold Corporation from 1987 to 2001, including Senior Vice President, Technical Services, during which times he was responsible for determining the compensation of those employees whom he directly and indirectly supervised, which numbered in excess of several dozen. This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

            The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

Compensation Objectives and Structure

            The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives. Due to the nature of the mineral industry, executive talent has significant mobility and, as a result, competition for experienced executives in the past has been great. The Company’s compensation policies are designed to recognize the foregoing. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s principal corporate objectives.

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

            Base salary is the principal component of each executive officer’s overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his or her day to day roles and responsibilities. The CGN Committee has typically in the past reviewed the base salary levels and considered the individual performance of the CEO and of each other executive officer and historically has compared executive compensation for other companies operating in the mineral industry.

            Recently, however, the overall financial condition of the Company and the overall depressed nature of the junior resource sector in Canada and elsewhere has significantly factored into the setting of the cash remuneration levels of the Company’s senior management and, in particular, has resulted in there being no or minimal increases in the cash remuneration of senior management for the calendar years 2014 – 2016, and a reduction in such cash remuneration during the period 2014 – 2017 as outlined under “Base Salary and Bonus” below. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation has in the past been generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

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

            The base salary component of the compensation provided by the Company to its executive officers is set annually. The bonus component of the compensation provided by the Company to its executive officers in the past has been discretionary, is currently based on qualitative or subjective measures rather than quantitative benchmarks, and is subject to the prior approval of the CGN Committee. Discretionary assessment of the performance of executive officers by the Committee ensures that bonus awards align with both perceived and actual performance and the risks associated with such performance and any bonus award. No bonuses have been awarded to any members of senior management since 2014.

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

            Base Salary and Bonus

            The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2016, recommended to the Board and the Board determined that, there would be no salary increases for the Named Executive Officers in 2016. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

            Each of the Named Executive Officers agreed, for the seven month period commencing June 2015 through to December 2015, to be granted, in lieu of receiving 20% of their respective salaries during such period, additional stock options or vacation days, being in the case of Mr. Bubar, 38 vacation days, in the case of Messrs. Andersen and Mercer, 30 vacation days, in the case of Mr. Marsh, 13 vacation days and options to purchase 70,000 common shares and in the case of Mr. Neatby, options to purchase 100,000 common shares. All of the foregoing options were granted effective August 7, 2015, have an exercise price of $0.21 per share, have a five year term and vested immediately.

            In addition, each of the Named Executive Officers agreed, for the eight month period commencing January 2016 through to August 2016, to be granted, in lieu of receiving 20% of their respective salaries during such period, additional stock options, being in the case of Mr. Bubar, options to purchase 150,000 common shares of Avalon, in the case of Messrs. Andersen and Marsh, options to purchase 125,000 common shares and in the case of Messrs. Mercer and Neatby, options to purchase 100,000 common shares. All of the foregoing options were granted effective January 12, 2016, have an exercise price of $0.12 per share, have a five year term and vested immediately.

            No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2016.

            Options

            The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s common shares. Participation in the Stock Option Plan also provides a significant incentive to the participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive. This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options. The number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as the number and terms of options granted by peer group companies in determining whether and in what quantity new option grants should be made in any year. Also, as discussed under “Base Salary and Bonus” above, additional options have been granted to members of senior management in lieu of receipt by them of certain specified cash salary amounts.

            The Company’s current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and Senior Vice President options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares (the “target allotments”). The foregoing allotments do not include the additional options granted to the Named Executive Officers, as described under “Base Salary and Bonus” above.

            The Company typically grants one fifth of an employee’s option allotment on an annual basis The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

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

            As at November 28, 2016, 11,430,000 common shares, being 6.2% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

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

            2) Summary Compensation Table

            The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended August 31:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)(2)	All other compensation ($)(3)	Total compensation ($)
DONALD BUBAR (4) President and CEO	2016	300,000	Nil	21,578	Nil	Nil	998	322,576
	2015	316,667	Nil	52,812	Nil	Nil	1,023	370,502
	2014	400,000	Nil	137,373	Nil	Nil	1,938	539,311
R. JAMES ANDERSEN CFO and Vice President, Finance	2016	240,000	Nil	23,423	Nil	Nil	Nil	263,423
	2015	250,000	Nil	30,761	Nil	Nil	Nil	280,761
	2014	300,000	Nil	79,283	Nil	Nil	Nil	379,283
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	2016	290,286	Nil	23,423	Nil	Nil	1,023	314,732
	2015	295,532	Nil	36,602	Nil	Nil	Nil	332,134
	2014	356,667	Nil	51,263	Nil	Nil	Nil	407,930
PIERRE NEATBY Vice President, Sales and Marketing	2016	208,000	Nil	16,507	Nil	Nil	Nil	224,507
	2015	216,667	Nil	30,279	Nil	Nil	748	247,694
	2014	256,667	Nil	24,735	Nil	Nil	748	282,150
WILLIAM MERCER Vice President, Exploration	2016	208,000	Nil	10,547	Nil	Nil	1,023	219,570
	2015	210,758	Nil	18,048	Nil	Nil	Nil	228,806
	2014	256,667	Nil	33,869	Nil	Nil	Nil	290,536

NOTES:
_____________________

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

3) Incentive Plan Awards

            Outstanding share-based awards and option-based awards

            The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended August 31, 2016:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
DONALD BUBAR Director, President and CEO	250,000(3)	2.62	Nov28/16	Nil	Nil	Nil	Nil
	200,000 (2)	1.75	Aug31/17
	200,000(2)	1.19	Feb28/18
	150,000(3)	0.59	Jan06/19
	200,000(2)	0.81	Mar04/19
	150,000(4)	0.22	Nov23/19
	200,000(2)	0.36	Feb29/20
	150,000(4)	0.12	Jan11/21	12,000	Nil	Nil	Nil
	200,000(2)	0.13	Feb28/21	14,000	Nil	Nil	Nil
R. JAMES ANDERSEN CFO and Vice President, Finance	120,000(2)	1.75	Aug31/17	Nil	Nil	Nil	Nil
	120,000(2)	0.88	May31/18
	150,000 (3)	0.59	Jan06/19
	120,000(2)	0.54	May31/19
	125,000(4)	0.22	Nov23/19
	120,000(2)	0.30	May31/20
	125,000(4)	0.12	Jan11/21	10,000	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	400,000(2)	1.54	Jul01/17	Nil	Nil	Nil	Nil
	40,000(2)	0.59	Jan06/19
	120,000 (2)	0.54	May31/19
	125,000(4)	0.22	Nov23/19
	120,000(2)	0.30	May31/20
	70,000(4)	0.21	Aug06/20
	125,000(4)	0.12	Jan11/21	10,000	Nil	Nil	Nil
	120,000(2)	0.25	May 31/21	Nil	Nil	Nil	Nil
PIERRE NEATBY Vice President, Sales and Marketing	80,000(2)	1.75	Aug31/17	Nil	Nil	Nil	Nil
	80,000(2)	0.88	May31/18
	80,000 (2)	0.54	May31/19
	50,000(4)	0.22	Nov23/19

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	80,000(2)	0.30	May31/20
	100,000(4)	0.21	Aug06/20
	100,000(4)	0.12	Jan11/21	8,000	Nil	Nil	Nil
	80,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
WILLIAM MERCER Vice President, Exploration	400,000(3)	1.59	Jun20/17	Nil	Nil	Nil	Nil
	80,000(2)	0.70	Dec01/18
	100,000(4)	0.22	Nov23/19
	80,000(2)	0.22	Nov30/19
	80,000(2)	0.12	Nov30/20	6,400	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	8,000	Nil	Nil	Nil
______________
(1)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2016 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2016 was $0.20 per common share.

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

            The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended August 31, 2016:

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

____________
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

b)

by the Company by payment of termination benefits that provide for a payment, which in the case of Donald Bubar, President and CEO, and R. James Andersen, CFO and Vice President, Finance, of an amount equal to three years the then current salary for each of Donald Bubar and R. James Andersen, respectively, and, in the case of the other NEOs, equal to twelve months’ salary plus one month per year to a maximum of 24 months;

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

      The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

Name	Change of Control	Amount ($)
DONALD BUBAR Director, President and CEO	3x annual salary	1,200,000
R. JAMES ANDERSEN CFO and Vice President, Finance	3x annual salary	900,000
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	12 months + 1 month per year of employment	510,000
PIERRE NEATBY Vice President, Sales and Marketing	12 months + 1 month per year of employment	411,667
WILLIAM MERCER Vice President, Exploration	12 months + 1 month per year of employment	390,000

6) Director Compensation

            Directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $10,000 plus a fee of $400 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $3,000 is paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board.

            In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. During the year ended August 31, 2016, 225,000 options were granted to a new director.

            The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

            The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $20,000,000 per claim and $20,000,000 per policy period, subject to deductibles of $150,000 to $250,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2017. The premium paid by the Company in respect of said insurance in fiscal 2016 was $81,600.

            The following table sets forth the value of all compensation paid to the directors, excluding Donald Bubar, President and CEO who is paid as an officer and not as a director:

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total ($)
Alan Ferry *	15,300	Nil	Nil	Nil	Nil	Nil	15,300

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total ($)
Phil Fontaine *(6)	6,700	Nil	Nil	Nil	Nil	Nil	6,700
Brian D. MacEachen *	22,500	Nil	Nil	Nil	Nil	Nil	22,500
Peter McCarter *	18,300	Nil	Nil	Nil	Nil	Nil	18,300
Jane Pagel*	5,800	Nil	16,319	Nil	Nil	Nil	22,119
Kenneth G. Thomas *	13,700	Nil	Nil	Nil	Nil	Nil	13,700

______________________________
*Independent and Non-Employee Directors.

(1)	The Company does not currently have any share-based award plans.
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

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	The Company does not have any other benefit plans for its directors.
(6)	Mr. Fontaine served as a director until February 24, 2016.

            The Company may grant incentive stock options to directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX.

Outstanding share-based awards and option-based awards

            The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at August 31, 2016:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Alan Ferry	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.99	Aug27/17
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.84	Mar05/19
	75,000(4)	0.48	Jul14/19

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	50,000(5)	0.22	Nov23/19
Brian D. MacEachen	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	50,000(4)	1.01	Apr19/18
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.72	Mar12/19
	75,000(4)	0.48	Jul14/19
	60,000(5)	0.22	Nov23/19
Peter McCarter	50,000(4)	3.43	Dec01/16	Nil	Nil	Nil	Nil
	175,000(4)	1.44	Nov27/17
	50,000(5)	0.22	Nov23/19
Jane Pagel	225,000(3)	0.14	Feb24/21	13,500	Nil	Nil	Nil
Kenneth G. Thomas	225,000(3)	0.81	Mar04/19	Nil	Nil	Nil	Nil
	50,000(5)	0.22	Nov23/19
________________________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2016 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2016 was $0.20 per common share.

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

            The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended August 31, 2016:

Non-equity
	Option-based	Share-based	incentive plan
	awards – Value	awards – Value	compensation –
	vested during	vested during	Value earned
	the year	the year	during the year
Name(1)	($) (2)	($)	($)
Alan Ferry	Nil	Nil	Nil
Phil Fontaine	Nil	Nil	Nil

Non-equity
	Option-based	Share-based	incentive plan
	awards – Value	awards – Value	compensation –
	vested during	vested during	Value earned
	the year	the year	during the year
Name(1)	($) (2)	($)	($)
Brian D. MacEachen	Nil	Nil	Nil
Peter McCarter	Nil	Nil	Nil
Jane Pagel	Nil	Nil	Nil
Kenneth G. Thomas	Nil	Nil	Nil
_________________________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

C. Board Practices

            The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mineral industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual meeting of shareholders. At the Annual Meeting, held on February 24, 2016, the shareholders elected Messrs. Bubar, Ferry, MacEachen, McCarter, Thomas and Ms. Pagel as directors.

            The Board has considered the relationship of each director to the Company and currently considers five of the six directors to be “unrelated” (Messrs. Ferry, MacEachen, McCarter, Thomas and Ms. Pagel). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

            Mr. Ferry is a retired Chartered Financial Analyst with over 25 years of experience as a mining analyst with various investment dealers. He holds a B.Sc. and serves on the board of directors of four publicly traded companies and the audit committee of three publicly traded companies.

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

D. Employees

            As at August 31, 2016, the Company has 15 employees (August 31, 2015 – 21, August 31, 2014 – 17), all of the employees are located in Ontario.

E. Share Ownership

            As of November 28, 2016, the Company had 185,094,660 common shares issued and outstanding. The following table sets forth the share ownership of the individuals referred to in “Compensation” as of November 28, 2016, who were insiders as of that date:

Name of Beneficial Owner	Number of Shares	Percent
R. James Andersen	300,000	0.2
Donald Bubar	5,111,100	2.8
Alan Ferry	225,000	0.1
Brian D. MacEachen	340,000	0.2
Peter McCarter	80,000	0.0
William Mercer	106,234	0.1
Pierre Neatby	23,500	0.0
Kenneth G. Thomas	49,000	0.0

Outstanding Options

            The following information, as of November 28, 2016, reflects outstanding options held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	200,000	Sep01/12	1.75	Aug31/17
	200,000	Mar01/13	1.19	Feb28/18

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
	150,000	Jan07/14	0.59	Jan06/19
	200,000	Mar05/14	0.81	Mar04/19
	150,000	Nov24/14	0.22	Nov23/19
	200,000	Mar2/15	0.36	Feb29/20
	150,000	Jan12/16	0.12	Jan11/21
	200,000	Mar1/16	0.13	Feb28/21
	300,000	Nov8/16	0.17	Nov7/18
R. JAMES ANDERSEN	120,000	Sep01/12	1.75	Aug31/17
	120,000	Jun01/13	0.88	May31/18
	150,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun1/16	0.25	May31/21
	250,000	Nov8/16	0.17	Nov7/18
DAVID MARSH	400,000	Jul01/12	1.54	Jul01/17
	40,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
	70,000	Aug7/15	0.21	Aug6/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun1/16	0.25	May31/21
	250,000	Nov8/16	0.17	Nov7/18
PIERRE NEATBY	80,000	Sep01/12	1.75	Aug31/17
	80,000	Jun01/13	0.88	May31/18
	80,000	Jun05/14	0.54	May31/19
	50,000	Nov24/14	0.22	Nov23/19
	80,000	Jun1/15	0.30	May31/20
	100,000	Aug7/15	0.21	Aug6/20
	100,000	Jan12/16	0.12	Jan11/21
	80,000	Jun1/16	0.25	May31/21
	200,000	Nov8/16	0.17	Nov7/18
WILLIAM MERCER	400,000	Jun20/12	1.59	Jun20/17
	80,000	Dec02/13	0.70	Dec01/18
	100,000	Nov24/14	0.22	Nov23/19
	80,000	Dec02/14	0.22	Nov30/19

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
	80,000	Dec1/15	0.12	Nov30/20
	100,000	Jan12/16	0.12	Jan11/21
	200,000	Nov8/16	0.17	Nov7/18
ALAN FERRY	50,000	Dec01/11	3.43	Dec01/16
	50,000	Aug27/12	1.99	Aug27/17
	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar06/14	0.84	Mar5/19
	75,000	Jul15/14	0.48	Jul14/19
	50,000	Nov24/14	0.22	Nov23/19
PHIL FONTAINE	50,000	Dec01/11	3.43	Dec01/16
	175,000	Sep04/14	0.47	Sep3/19
	50,000	Nov24/14	0.22	Nov23/19
BRIAN D. MACEACHEN	50,000	Dec01/11	3.43	Dec01/16
	50,000	Apr19/13	1.01	Apr19/18
	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar13/14	0.72	Mar12/19
	75,000	Jul15/14	0.48	Jul14/19
	60,000	Nov24/14	0.22	Nov23/19
PETER MCCARTER	50,000	Dec01/11	3.43	Dec01/16
	175,000	Nov28/12	1.44	Nov27/17
	50,000	Nov24/14	0.22	Nov23/19
JANE PAGEL	225,000	Feb25/16	0.14	Feb24/21
KENNETH G. THOMAS	225,000	Mar05/14	0.81	Mar04/19
	50,000	Nov24/14	0.22	Nov23/19

Outstanding Warrants

            The following information, as of November 28, 2016, reflects outstanding share purchase warrants held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	Nil	n/a	n/a	n/a
R. JAMES ANDERSEN	Nil	n/a	n/a	n/a
DAVID MARSH	Nil	n/a	n/a	n/a
PIERRE NEATBY	Nil	n/a	n/a	n/a
WILLIAM MERCER	Nil	n/a	n/a	n/a
ALAN FERRY	Nil	n/a	n/a	n/a

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
PHIL FONTAINE	Nil	n/a	n/a	n/a
BRIAN D. MACEACHEN	Nil	n/a	n/a	n/a
PETER MCCARTER	25,000	Jul02/14	0.60	Jul02/17
JANE PAGEL	Nil	n/a	n/a	n/a
KENNETH G. THOMAS	Nil	n/a	n/a	n/a

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

            As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

            To the knowledge of the Company’s directors and senior officers, no shareholder is the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, or the owner of more than five percent of the outstanding shares of each class of the Company’s voting securities.

Changes in ownership by major shareholders

            To the best of the Company’s knowledge, there have been no changes in the ownership of the Company’s shares by its significant shareholders other than as disclosed herein.

Voting Rights

            The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

            As of November 23, 2016, there were 251 holders of record in the United States holding 46,464,580 of the Company’s common shares representing approximately 70% of the total number of shareholders, and approximately 25% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the TSX Trust Company in the City of Toronto, the registrar and transfer agent for our common shares

Change of Control

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

B. Related Party Transactions

            There had been no material trading transactions with related parties (except for the 1,000,000 PP Units issued to the President and CEO of the Company as part of the Private Placement) during the year ended August 31, 2016. The Company did not make any loans (including guarantees of any kind) to any related parties throughout fiscal 2016 and there were no amounts outstanding due from or due to any related parties as at November 28, 2016.

Management transactions

            The Company has identified its directors and key members of its senior management team. The compensation costs for key management personnel for the years ended August 31, 2016 and 2015 are as follows:

	2016	2015
Salaries, benefits and directors’ fees	$1,803,314	$1,957,710
Share-based compensation (1)	337,541	691,224
	$2,140,855	$2,648,934

(1)    Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

            Share-based compensation decreased by $353,683 to $337,541 during Fiscal 2016 compared to Fiscal 2015. This decrease is primarily related to the decrease in the estimated fair values and the number of options earned during Fiscal 2016 compared to Fiscal 2015.

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

            Unless otherwise stated, the technical information set forth herein relating to the Separation Rapids Lithium Project under the heading “Separation Rapids Lithium Project”, is substantially derived from and in some instances extracted from the technical report entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment of Lithium Hydroxide Production Separation Rapids Lithium Project Kenora, Ontario” dated November 10, 2016, effective October 21, 2016 (the “Technical Report”) and prepared by Steven R. Aiken, P.Eng. and Kevin E. Hawton, P.Eng. of Knight Piesold Limited, Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Eur Ing, Bruce Pilcher, CEng, FIMMM, FAusIMM(CP) and Jane Spooner, P.Geo, all of Micon, and David L. Trueman, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101 which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonraremetals.com, and on the Company’s EDGAR profile at www.sec.gov.

            Dr. William Mercer, P.Geo., Vice President, Exploration of the Company, David Marsh, Senior Vice President, Metallurgy and Technology Development of the Company, and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company, are the qualified persons who prepared or supervised the preparation of, or reviewed and approved, as applicable, the technical information (including the technical information relating to mineral processing and metallurgy) contained under the headings "Nechalacho Project" and “Separation Rapids Lithium Project” and Mr. Mercer also reviewed and approved the technical information contained in "Other Properties and Assets".

            Other than 5,111,100 common shares of the Company held by Mr. Bubar, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Nechalacho Project" and "Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

            Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

            Deloitte LLP, Chartered Professional Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2016. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

            The following financial statements of the Company are attached to this Annual Report:

  Report of Independent Registered Public Accounting Firm;
  Consolidated Statements of Financial Position as at August 31, 2016, and August 31, 2015;
  Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2016, 2015 and 2014;
  Notes to Financial Statements for the years ended August 31, 2016, 2015 and 2014.

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

B. Significant Changes

            None.

Item 9. The Offer and Listing

A. Price History of Stock

            The common shares of Avalon are listed on the TSX under the symbol "AVL" and trade on the OTCQX® Best Market under the symbol "AVLNF" and the Frankfurt Stock Exchange under the symbol “OU5”.

            The following table sets forth the high and low prices expressed in Canadian dollars on TSX in Canada and in United States dollars on the NYSE MKT and on the OTCQX, as applicable, for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX		NYSE MKT/OTCQX
	(Canadian Dollars)		(United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2016	0.33	0.10	0.26	0.07
2015	0.50	0.15	0.46	0.11
2014	1.09	0.45	1.07	0.40
2013	2.40	0.52	2.47	0.50
2012	4.45	1.39	4.54	1.36

2015- 2016	High	Low	High	Low
Fourth Quarter ended August 31, 2016	0.26	0.19	0.21	0.14
Third Quarter ended May 31, 2016	0.33	0.12	0.26	0.08
Second Quarter ended February 28, 2016	0.14	0.10	0.11	0.07
First Quarter ended November 30, 2015	0.20	0.11	0.16	0.08

2014- 2015	High	Low	High	Low
Fourth Quarter ended August 31, 2015	0.29	0.15	0.25	0.11
Third Quarter ended May 31, 2015	0.48	0.25	0.40	0.20
Second Quarter ended February 28, 2015	0.46	0.20	0.36	0.16
First Quarter ended November 30, 2014	0.50	0.21	0.46	0.18

Last Six Months	High	Low	High	Low
November 2016 (from November 1 through 23, 2016)	0.19	0.15	0.14	0.10
October 2016	0.21	0.14	0.17	0.10
September 2016	0.22	0.20	0.17	0.08
August 2016	0.23	0.19	0.18	0.14
July 2016	0.26	0.20	0.19	0.15
June 2016	0.26	0.20	0.21	0.15
May 2016	0.28	0.21	0.21	0.16

________________________
*The Company was initially listed on the TSX Venture Exchange and graduated to the TSX on February 28, 2008.
**The Company was original quoted on the OTCQX starting on August 5, 2009 and listed on the NYSE MKT from December 21, 2010 to December 17, 2015 and commenced to be quoted on the OTCQX® Best Market since December 18, 2015.

B. Plan of Distribution

            Not Applicable.

C. Markets

            Common Shares

            Avalon’s common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol “AVL”, prior to which they were listed on the TSX Venture Exchange under the same trading symbol. Effective December 18, 2015, the Company’s common shares are traded on the OTCQX® Best Market LLC in the United States under the symbol “AVLNF”. The Company’s common shares were listed on the NYSE MKT LLC in the United States also under the trading symbol “AVL” from December 22, 2010 until December 17, 2015. The Company’s common shares are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

            The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High	Low	Volume
2016
November (1)	$0.19	$0.15	1,711,378
October	$0.21	$0.14	3,486,740
September	$0.22	$0.20	3,061,822
August	$0.23	$0.19	3,778,223
July	$0.26	$0.20	4,559,069
June	$0.26	$0.20	6,171,267
May	$0.28	$0.21	13,669,122
April	$0.33	$0.14	30,694,447
March	$0.21	$0.12	8,872,013
February	$0.14	$0.10	4,818,857
January	$0.14	$0.11	3,462,075
2015
December	$0.14	$0.12	3,057,950
November	$0.13	$0.11	3,704,762
October	$0.15	$0.11	11,397,558
September	$0.20	$0.12	2,917,933
Note:
(1) November 1, 2016 through November 23, 2016.

            The following table sets out the range of the market price and trading volumes of the common shares on the OTCQX/NYSE MKT for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2016
November (1)	$0.14	$0.10	754,637
October	$0.17	$0.10	914,818
September	$0.17	$0.08	1,018,496
August	$0.18	$0.14	1,184,257
July	$0.19	$0.15	1,162,618
June	$0.21	$0.15	1,470,517
May	$0.21	$0.16	2,641,321
April	$0.26	$0.11	6,566,473
March	$0.15	$0.08	1,796,978
February	$0.11	$0.07	1,617,354
January	$0.10	$0.07	1,291,274
2015
December	$0.11	$0.08	3,430,345
November	$0.10	$0.08	5,818,192
October	$0.12	$0.08	7,375,356
September	$0.16	$0.09	8,827,929
Note:
(1) November 1, 2016 through November 23, 2016.

            Prior Sales

            As of November 28, 2016, the only securities that the Company has outstanding that are not listed or quoted on a marketplace are: 11,430,000 stock options granted under the Company’s Stock Option Plan, 18,939,013 warrants issued to various stakeholders and 1,834,806 brokers’ compensation warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers’ compensation warrants issued during the most recently completed financial year.

            The Stock Option Plan provides for the issuance of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of options available to be granted under the Stock Option Plan was 5,503,548 as of September 1, 2015 and 7,312,420 as of August 31, 2016.

            There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2016.

            Stock Options

            The following table sets out the stock options granted during the fiscal year ended August 31, 2016.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2015	August 31, 2020	90,000	$0.17
September 1, 2015	August 31, 2017	50,000	$0.17
December 1, 2015	November 30, 2020	85,000	$0.12
January 12, 2016	January 11, 2021	800,000	$0.12
February 10, 2016	February 9, 2018	100,000	$0.11
February 25, 2016	February 24, 2021	225,000	$0.14
March 1, 2016	February 28, 2021	205,000	$0.13
June 1, 2016	May 31, 2021	385,000	$0.25
July 14, 2016	July 13, 2018	200,000	$0.22

            Warrants

            The following table sets out the warrants issued during the fiscal year ended August 31, 2016.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
December 24, 2015 (1)	December 24, 2017	3,000,000	$0.175
March 11, 2016(2)	March 11, 2018(3)	6,850,000	$0.150
March 29, 2016(4)	March 29, 2018(5)	1,500,000	$0.200
March 29, 2016(4)	March 29, 2018(5)	1,000,000	$0.175
August 2, 2016 (6)	August 2, 2021	10,000	$0.230
Note:
(1)	Issued pursuant to the December 2015 Private Placement completed on December 24, 2016
(2)	Issued pursuant to the Private Placement completed on March 11, 2016
(3)	Will expire on the earlier of March 11, 2018 or the Accelerated Expiry Date
(4)	Issued pursuant to the March 2016 Private Placement completed on March 29, 2016
(5)	Will expire on the earlier of March 29, 2018 or the Second Accelerated Expiry Date
(6)	Issued pursuant to the Accommodation Agreement with the Deninu K’ue First Nation.

Brokers’ Compensation Warrants

            The following table sets out the brokers’ compensation warrants issued during the fiscal year ended August 31, 2015.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
December 24, 2015 (1)	December 24, 2017	360,000	$0.125
March 11, 2016(2)	March 11, 2018(3)	300,000	$0.110
March 29, 2016(4)	March 29, 2018	180,000	$0.175
Note:
(1)	Issued pursuant to the December 2015 Private Placement completed on December 24, 2015
(2)	Issued pursuant to the Private Placement completed on March 11, 2016
(3)	Will expire on the earlier of March 11, 2018 or the Accelerated Expiry Date
(4)	Issued pursuant to the March 2016 Private Placement completed on March 29, 2016

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

A. Share Capital

            Avalon’s authorized share structure consists of an unlimited number of common shares, of which 179,524,206 common shares were outstanding as at August 31, 2016 and 25,000,000 preferred shares, none of which were outstanding as at August 31, 2016. As of November 28, 2016, Avalon had 185,094,660 common shares issued and outstanding and no preferred shares issued and outstanding.

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

            The Company has adopted a by-law (By-law No. 2) relating to the nomination of directors by shareholders of the Company in certain circumstances. By-Law No.2 provides a clear process for shareholders to follow for director nominations and sets out a reasonable time frame for nominee submissions and the provision of accompanying information. The purpose of By-law No.2 is to treat all shareholders fairly by ensuring that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, By-law No.2 should assist in facilitating an orderly and efficient meeting process.

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

Scope of this Summary

Authorities

            This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code”, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the “Canada-U.S. Tax Convention”, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

            This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

            If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a “PFIC”, as defined further below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

            In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a “Subsidiary PFIC”, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

            The Company believes that it was classified as a PFIC during the tax year ended August 31, 2016, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

            If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a “QEF Election”, or a mark-to-market election under Section 1296 of the Code, or a “Mark-to-Market Election”. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

            A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

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

QEF Election

            A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

            A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in its common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

            The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for its common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

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

            U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

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

            The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Receipt of Foreign Currency

            The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

            Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

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

            Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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

            The Company is not exposed to any significant credit risk as at August 31, 2016. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk. The Company’s financial assets that are exposed to credit risk are as follows:

	August 31,	August 31,
	2016	2015

Cash and cash equivalents held at major financial institutions	$1,360,487	$5,247,738
Other receivables	226,485	424,259

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

            The Company had cash and cash equivalents at August 31, 2016 in the amount of $1,360,487 (2015 - $5,247,738) in order to meet short-term business requirements. At August 31, 2016, the Company had adjusted current liabilities of $726,395 (calculated by excluding the deferred flow-through share premium of $96,617 and the liability for warrants denominated in foreign currency of $411,418 from the total current liabilities of $1,234,430) (2015 - $1,088,789). As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted current liabilities figure provides useful information in assessing the Company’s liquidity. Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

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

            Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $1,360,487 as at August 31, 2016, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Foreign currency risk

            Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

            The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2016 and August 31, 2015.

            The Company’s anticipated on-going expenditures to be transacted in U.S. dollars for the next twelve month period are approximately US$280,000. If the Canadian dollar weakens (or strengthens) 5% against the U.S. dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

            None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

            None.

E. Use of Proceeds

            Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

            An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s CEO and the Company’s CFO of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of August 31, 2016. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

            The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

            The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at August 31, 2016. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (“COSO 2013 Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at August 31, 2016, and management’s assessment did not identify any material weaknesses.

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

D. Changes in Internal Control Over Financial Reporting

            Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no changes in our internal control over financial reporting or in other factors during Fiscal 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

            The Board determined that Mr. Brian MacEachen, Mr. Alan Ferry and Mr. Peter McCarter are qualified as Audit Committee Financial Experts and all members are independent as determined by the rules set forth in the NYSE MKT Company Guide.

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

            Our directors have committed that they will comply at all times with the principles set forth in this Business Code and they expect each of our officers and employees to do likewise. The Company has posted the Business Code on its website at www.avalonadvancedmaterials.com. There were no amendments to or waivers granted from any provision of the Business Code during the fiscal year ended August 31, 2016.

Item 16C. Principal Accountant Fees and Services

            The independent auditor for the years ended August 31, 2016, 2015 and 2014 was Deloitte LLP, Chartered Professional Accountants.

            The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company’s external auditors for professional services:

Reporting Period	Auditor	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2016	Deloitte LLP	$86,000	$15,000	$Nil	$Nil
August 31, 2015	Deloitte LLP	$60,000	$39,000	$Nil	$14,600
Notes:
(1)	“Audit Fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.
(2)

“Audit-Related Fees” include professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review (including interim reviews) of financial statements not included in “Audit Fees”.

(3)	“Tax Fees” include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)

“All Other Fees” include the aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. The other fees billed during fiscal years 2015 were for services rendered in connection with the preparation and issuance of comfort letters for the Company’s prospectus equity offerings completed in Fiscal 2015.

            The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2016. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

            Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

            None.

Item 16F. Changes in Registrants Certifying Accountant

            None.

Item 16G. Corporate Governance

            Not applicable.

Item 16H. Mine Safety Disclosure.

            Not applicable.

Part III

Item 17. Financial Statements

            Not Applicable.

Item 18. Financial Statements

            The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB. The Consolidated Financial Statements and Notes appear on Pages F-1 through F-43 of this Annual Report, are incorporated herein by reference, and include the following:

  Report of Independent Registered Public Accounting Firm;
  Consolidated Statements of Financial Position as at August 31, 2016, and August 31, 2015;
  Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2016, 2015 and 2014; and
  Notes to Financial Statements for the years ended August 31, 2016, 2015 and 2014.

Item 19. Exhibits

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 – F-43

Exhibits
Number	Name
1.1	Articles of Continuance of Avalon Advanced Materials Inc.(1)
1.2	By-law #1 of Avalon Advanced Materials Inc.(2)
1.3	Articles of Amendment of Avalon Advanced Materials Inc. (3)
1.4	By-law #2 of Avalon Advanced Materials Inc. (3)
4.1	Mining lease #3178 dated July 6, 2006(4)
4.2	Mining lease #3179 dated July 6, 2006(4)
4.3	Mining lease #3265 dated April 28, 2008(4)
4.4	Mining lease #3266 dated April 28, 2008(4)
4.5	Mining lease #3267 dated April 28, 2008(4)
4.6	Mining lease #108395 dated November 16, 2009
4.7	Engagement Letter with H.C. Wainwright & Co., LLC dated May 21, 2014(5)
4.8	Amendment to H.C. Wainwright & Co., LLC Engagement Letter dated June 10, 2014(5)
4.9	Form of Securities Purchase Agreement(5)
4.10	Form of Warrant(6)
4.11	Form of Agent Warrant(6)
4.12	Amending Agreement between Avalon Advanced Materials Inc. and Secutor Capital Management Company, dated May 26, 2015(7)
4.13	Form of Warrant Certificate(7)
4.14	Form of Broker Warrant Certificate(7)
4.15	Stock Option Plan(8)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Management’s Discussion and Analysis of Financial Statements for the year ended August 31, 2016

(1)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 14, 2011
(2)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 15, 2011
(3)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 26, 2016
(4)	Incorporated by reference from the Company’s Form 20-F filed with the SEC on December 1, 2014
(5)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on June 10, 2014
(6)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on June 13, 2014
(7)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on May 27, 2015
(8)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on January 27, 2014

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVALON ADVANCED MATERIALS INC.

Dated: November 28, 2016	(signed) “R. James Andersen”
R. James Andersen
Vice President, Finance and Chief Financial Officer

Consolidated Financial Statements

For the years ended
August 31, 2016, 2015 and 2014

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”).

The Company’s management assessed the effectiveness of the Company’s ICFR as at August 31, 2016. The Company’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) framework to evaluate the effectiveness of the Company’s ICFR. Based on management’s assessment, the Company’s internal control over financial reporting is effective as of August 31, 2016.

As at August 31, 2016, the Company is not required under the Exchange Act to obtain an audit on its ICFR under Section 404(b) of Sarbanes-Oxley Act of 2002. Accordingly, the Company’s auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has not performed an audit on the effectiveness of the Company’s ICFR as at August 31, 2016 and has not issued an attestation report on management's assessment of the Company's ICFR.

“Donald S. Bubar”
President and CEO

“R. James Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 28, 2016

Avalon Advanced Materials Inc.	Page F-1

Deloitte LLP Bay Adelaide East 22 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Avalon Advanced Materials Inc.
Toronto, Canada

We have audited the accompanying consolidated statements of financial position of Avalon Advanced Materials Inc. and subsidiaries (the “Company”) as at August 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for each of the years in the three year period ended August 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Avalon Advanced Materials Inc. and subsidiaries as at August 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three year period ended August 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms in order to finance its planned activities which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“/s/ Deloitte LLP”

Chartered Professional Accountants
Licensed Public Accountants
November 28, 2016
Toronto, Ontario

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)
As at August 31, 2016 and August 31, 2015

	2016	2015

Assets

Current Assets
Cash and cash equivalents (note 5)	$1,360,487	$5,247,738
Other receivables	226,485	424,259
Prepaid expenses and deposits	299,894	680,008
	1,886,866	6,352,005

Non-Current Assets
Exploration and evaluation assets (note 6)	12,567,244	9,003,980
Property, plant and equipment (note 7)	104,060,940	103,867,289
	116,628,184	112,871,269

	$118,515,050	$119,223,274

Liabilities

Current Liabilities
Accounts payable	$223,661	$488,719
Accrued liabilities	502,734	600,070
Deferred flow-through share premium (note 8)	96,617	293,808
Warrants denominated in foreign currency (note 9)	411,418	288,857
	1,234,430	1,671,454

Non-Current Liabilities
Site closure and reclamation provisions (note 10)	263,600	263,600

	1,498,030	1,935,054

Shareholders’ Equity

Share Capital (note 11b)	167,181,354	164,695,991
Reserve for Warrants (note 11c)	4,313,701	4,020,968
Reserve for Share Based Payments (note 11d)	16,700,417	16,244,942
Reserve for Brokers’ Compensation Warrants (note 11e)	254,112	219,238
Accumulated Deficit	(71,432,564)	(67,892,919)

	117,017,020	117,288,220

	$118,515,050	$119,223,274

The accompanying notes are an integral part of these consolidated financial statements.
Commitments (note 21)

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page F-3

Consolidated Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	2016	2015	2014

Revenue

Interest	$35,160	$66,014	$88,075

Expenses

Corporate and administrative (note 12)	3,221,418	3,949,320	5,211,051
Impairment loss on exploration and evaluation assets (note 6)	223,938	6,425	182,409
Write-off of land acquisition option payments (note 13)	-	212,960	175,104
General exploration	37,987	33,782	7,452
Depreciation (note 7)	38,282	55,730	167,680
Share based compensation (note 11)	345,435	788,880	347,096
Foreign exchange (gain) loss	(9,274)	(25,355)	20,097
Financing transaction costs (note 11)	10,598	-	303,862
Increase (Decrease) in fair value of warrants denominated in foreign currency (note 9)	122,561	(1,431,765)	(480,324)

	3,990,945	3,589,977	5,934,427

Net Loss before Income Taxes	(3,955,785)	(3,523,963)	(5,846,352)

Deferred Income Tax Recoveries (note 18)	416,140	347,589	115,771

Net Loss and Total Comprehensive Loss for the year	$(3,539,645)	$(3,176,374)	$(5,730,581)

Loss per Share - Basic and Diluted (note 19)	$(0.02)	$(0.02)	$(0.05)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	167,184,272	139,893,312	112,724,520

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-4

Consolidated Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	Share Capital		Reserves
				Share	Brokers’
	Number of			Based	Compensation	Accumulate
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2013	103,796,986	$149,379,724	$3,661,080	$14,912,475	$-	$(58,985,964)	$108,967,315
Equity offerings (note 11b)	22,186,700	10,151,705	203,912	-	-	-	10,355,617
Issue for other considerations (note 11b)	10,000	6,371	2,849	-	-	-	9,220
Exercise of options (note 11b)	350,000	252,500	-	-	-	-	252,500
Reserve transferred on exercise of options	-	190,981	-	(190,981)	-	-	-
Compensation warrants issued on equity offerings (note 11b)	-	-	-	-	123,576	-	123,576
Share based compensation (note 11d)	-	-	-	549,372	-	-	549,372
Share issuance costs - cash	-	(682,542)	(4,823)	-	-	-	(687,365)
Share issuance costs – common shares issued	-	(684,474)	-	-	-	-	(684,474)
Share issuance costs – compensation warrants issued	-	(60,780)	-	-	-	-	(60,780)
Net loss for the year	-	-	-	-	-	(5,730,581)	(5,730,581)

Balance at August 31, 2014	126,343,686	$158,553,485	$3,863,018	$15,270,866	$123,576	$(64,716,545)	$113,094,400
Equity offerings (note 11b)	26,391,796	7,295,234	184,370	-	-	-	7,479,604
Issue for other considerations (note 11b)	-	-	1,184	-	-	-	1,184
Exercise of options (note 11b)	50,000	11,000	-	-	-	-	11,000
Reserve transferred on exercise of options	-	4,282	-	(4,282)	-	-	-
Compensation warrants issued on equity offerings (note 11b)	-	-	-	-	95,662		95,662
Share based compensation (note 11d)	-	-	-	978,358	-	-	978,358
Share issuance costs - cash	-	(1,075,249)	(24,703)	-	-	-	(1,099,952)
Share issuance costs – compensation warrants issued	-	(92,761)	(2,901)	-	-	-	(95,662)
Net loss for the year	-	-	-	-	-	(3,176,374)	(3,176,374)

Balance at August 31, 2015	152,785,482	$164,695,991	$4,020,968	$16,244,942	$219,238	$(67,892,919)	$117,288,220
Equity offerings (note 11b)	26,253,724	2,592,656	317,030	-	-	-	2,909,686
Issue for other considerations (note 11b)	-	-	1,353	-	-	-	1,353
Exercise of warrants (note 11b)	125,000	18,750	-	-	-	-	18,750
Reserve transferred on exercise of warrants (note 11b)	-	3,049	(3,049)	-	-	-	-
Exercise of brokers’ compensation warrants (note 11b)	360,000	45,000	-	-	-	-	45,000
Reserve transferred on exercise of compensation warrants	-	19,573	-	-	(19,573)	-	-
Compensation warrants issued on equity offerings (note 11b)	-	-	-	-	54,447	-	54,447
Share based compensation (note 11d)	-	-	-	455,475	-	-	455,475
Share issuance costs - cash	-	(150,174)	(16,580)	-	-	-	(166,754)
Share issuance costs – compensation warrants issued	-	(43,491)	(6,021)	-	-	-	(49,512)
Net loss for the year	-	-	-	-	-	(3,539,645)	(3,539,645)

Balance at August 31, 2016	179,524,206	$167,181,354	$4,313,701	$16,700,417	$254,112	$(71,432,564)	$117,017,020

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-5

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2016	2015	2014

Operating Activities

Cash paid to employees	$(1,669,257)	$(2,020,914)	$(2,539,675)
Cash paid to suppliers	(1,646,458)	(1,866,686)	(2,849,685)
Interest received	50,374	62,019	84,080

Cash Used By Operating Activities	(3,265,341)	(3,825,581)	(5,305,280)

Financing Activities

Proceeds from equity offerings	2,955,112	7,290,345	10,847,422
Proceeds from exercise of warrants	18,750	-	-
Share capital – exercise of stock options	-	11,000	252,500
Share capital – exercise of brokers’ compensation warrants	45,000	-	-

Cash Provided by Financing Activities	3,018,862	7,301,345	11,099,922

Investing Activities

Exploration and evaluation assets	(3,439,231)	(1,947,465)	(1,233,618)
Property, plant and equipment	(210,815)	(2,323,514)	(8,837,127)

Cash Used by Investing Activities	(3,650,046)	(4,270,979)	(10,070,745)

Change in Cash and Cash Equivalents	(3,896,525)	(795,215)	(4,276,103)

Foreign Exchange Effect on Cash	9,274	25,355	(20,097)

Cash and Cash Equivalents – beginning of year	5,247,738	6,017,598	10,313,798

Cash and Cash Equivalents – end of year	$1,360,487	$5,247,738	$6,017,598

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental Cash Flow Information (note 17)

Avalon Advanced Materials Inc.	Page F-6

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

1.	Nature of Operations

Avalon Advanced Materials Inc. (”Avalon”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. On February 24, 2016, Avalon changed its name from Avalon Rare Metals Inc. to Avalon Advanced Materials Inc.. Avalon’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQX® Best Market (OTCQX: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon and its subsidiaries (the “Company”) is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its exploration and evaluation assets and its development asset – the Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties located principally in Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior years, with a net loss of $3,539,645 for the year ended August 31, 2016 and an accumulated deficit of $71,432,564 as at August 31, 2016.

The Company’s cash and cash equivalents balance at August 31, 2016 was $1,360,487 and adjusted working capital was $1,160,471 (which has been calculated by adding back the deferred flow-through share premium of $96,617 and the liability for warrants denominated in foreign currency of $411,418 to the net current assets of $652,436). Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at August 31, 2016, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $495,195, by December 31, 2017. These amounts represent the remaining balance of the required expenditures resulting from a private placement completed in March 2016. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through equity financings.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on November 28, 2016.

Avalon Advanced Materials Inc.	Page F-7

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

2.	Basis of Presentation

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

ARML, ARMP and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMP and ARMLLC were dissolved on February 11, 2015 and March 4, 2016, respectively. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

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

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (i.e. foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in foreign exchange loss (gain) in the consolidated statement of comprehensive loss.

Avalon Advanced Materials Inc.	Page F-8

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

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

Assets held under finance leases are initially recognized as assets of the Company at the inception of the lease at their fair value or, if lower, at the present value of the minimum lease payments.

Finance lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Avalon Advanced Materials Inc.	Page F-9

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

	e)	Income Taxes

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

Deferred tax asset and liabilities are measured as of the date of the consolidated statement of financial position using the enacted or substantively enacted tax rates that are expected to be in effect when the differences reverse or when unclaimed losses are utilized.

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

The Company has, from time to time, issued flow-through shares to finance a portion of its exploration and development programs. Pursuant to the terms of the related flow-through share agreements, the Company has agreed to incur eligible flow-through expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing (“Flow-through Share Premium”) is recorded in the consolidated statement of financial position as a deferred flow-through share premium liability when the flow-through shares are issued. When a unit comprised of a flow-through share with an attached share purchase warrant is issued, the Company has adopted the fair value approach with respect to the measurement of the three components (share, warrant and Flow-through Share Premium) of such unit and use the relative fair value method to allocate the proceeds to each of the three components of the unit.

Avalon Advanced Materials Inc.	Page F-10

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

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

Exploration and evaluation assets are allocated to cash generating units (“CGUs”) for the purpose of assessing such assets for impairment and each project is identified as a separate CGU. A project is tested for impairment when facts and circumstances suggest that the carrying amount of that project may exceed its recoverable amount, and the recoverable amount of the project is estimated. If the recoverable amount of the project is estimated to be less than its carrying amount, the carrying amount of the project is reduced to its recoverable amount, and an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, the relevant exploration and evaluation asset is assessed for impairment, and any impairment loss is recognized, prior to the balance being reclassified as a development asset in property, plant and equipment.

Avalon Advanced Materials Inc.	Page F-11

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

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

Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as an expense in the period in which they are incurred.

k)	Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less any accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Building	-	straight line basis over its estimated useful life
Computer and office equipment	-	25% to 33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Leasehold improvements	-	straight line basis over the shorter of the term of the lease and useful life

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized immediately in the consolidated statement of comprehensive loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from this assessment are applied by the Company prospectively as a change in estimate.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

l)	Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives at the CGU level to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss, if any. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflowsfrom other assets or groups of assets. The Company’s CGUs are typically its significant individual exploration and evaluation assets, development projects or mines. In certain circumstances, when the recoverable amount of an individual asset can be determined, impairment assessment is performed at the individual asset level. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Avalon Advanced Materials Inc.	Page F-12

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

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

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount, and an impairment loss is recognized immediately in profit or loss.

At the end of each reporting period, the Company assesses whether there is any indication that impairment losses that were recognized in prior periods may no longer exist or have decreased. If such an indication exists, the estimated recoverable amount of the asset (or CGU) is revised and the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the consolidated statement of comprehensive loss.

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

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the consolidated statement of financial position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of Financial Assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence of an incurred loss, as a result of one or more events that occurred after the initial recognition of the financial asset, and that the estimated future cash flows of the investment have been affected.

Avalon Advanced Materials Inc.	Page F-13

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

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

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to a net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the consolidated statement of comprehensive loss on the purchase, sale, issuance or cancellation of the Company's own equity instruments.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Warrants denominated in foreign currency	FVTPL	Fair value

Avalon Advanced Materials Inc.	Page F-14

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

	n)	Site Closure and Reclamation Provision

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

Upon initial recognition of site closure provision there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a units-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds and such increase is recognized as an interest expense.

	o)	Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the provision. The increase in the provision due to the passage of time is recognized as an interest expense.

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

Avalon Advanced Materials Inc.	Page F-15

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

	r)	Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on- going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

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

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

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

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Avalon Advanced Materials Inc.	Page F-16

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

3.	Summary of Significant Accounting Policies (continued)

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

The following pronouncements are issued but not yet effective for the year ended August 31, 2016:

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

Avalon Advanced Materials Inc.	Page F-17

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

4.	Recent Accounting Pronouncements (continued)

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

	c)	IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31,	August 31,
	2016	2015

Cash held in bank accounts	$250,445	$1,771,421
Guaranteed investment certificates	1,110,042	3,476,317

	$1,360,487	$5,247,738

Avalon Advanced Materials Inc.	Page F-18

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

6.	Exploration and Evaluation Assets

	September 1,		Impairment	August 31,
	2014	Expenditures	Loss	2015

Separation Rapids Lithium Project (a)	$5,089,720	$548,170	$-	$5,637,890
East Kemptville Tin-Indium Project (b)	1,857,161	1,291,004	-	3,148,165
Miramichi Tin Property (c)	178,109	24,816	-	202,925
Warren Township Anorthosite Project (e)	-	6,425	(6,425)	-
Other (f)	15,000	-	-	15,000

	$7,139,990	$1,870,415	$(6,425)	$9,003,980

	September 1,		Impairment	August 31,
	2015	Expenditures	Loss	2016

Separation Rapids Lithium Project (a)	$5,637,890	$1,843,520	$-	$7,481,410
East Kemptville Tin-Indium Project (b)	3,148,165	1,862,905	-	5,011,070
Miramichi Tin Property (c)	202,925	15,695	(218,620)	-
Mount Douglas Tin-Tungsten Property (d)	-	46,663	-	46,663
Warren Township Anorthosite Project (e)	-	5,318	(5,318)	-
Other (f)	15,000	13,101	-	28,101

	$9,003,980	$3,787,202	$(223,938)	$12,567,244

Avalon Advanced Materials Inc.	Page F-19

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

6.	Exploration and Evaluation Assets (continued)

	a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Kenora area of Ontario.

	b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

In September 2014, the Company submitted an application for a new special licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new special licence reflecting the entire original mine site. The current special licence has a term of three years beginning February 2, 2015 and includes a requirement to incur $5.25 million in expenditures over the three years including $2,250,000 by January 31, 2017 (of which $2,833,792 had been incurred by August 31, 2016).

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

	c)	Miramichi Tin Property, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

As at August 31, 2016, the Company has decided not to renew the claims when they are due for renewal in September 2016, accordingly the cost incurred to-date of $218,620 has been written off as an impairment loss during the year ended August 31, 2016.

	d)	Mount Douglas Tin-Tungsten Property, New Brunswick

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. To keep the option in good standing, the Company is required to incur exploration expenditures of $75,000 by October 28, 2016 (of which $70,178 had been incurred as at August 31, 2016) and make cash payments totalling $120,000 over five years with the first payment being due on October 28, 2016.

	e)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2016. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at August 31, 2016 for the Warren Township project remains unchanged, and accordingly the expenditures of $6,425 and $5,318 incurred during the years ended August 31, 2015 and August 31, 2016, respectively, have been written off as an impairment loss. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at August 31, 2016 to be $nil.

Avalon Advanced Materials Inc.	Page F-20

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

6.	Exploration and Evaluation Assets (continued)

	f)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located south of St. George, New Brunswick. To keep the option in good standing, the Company is required to incur exploration expenditures of $40,000 by May 31, 2017 (of which $1,316 had been incurred as at August 31, 2016) and make cash payments totalling $150,000 over five years (of which $10,000 had been paid by August 31, 2016, with the next payment of $25,000 being due by August 22, 2017). The Company has also staked certain claims in the same proximity to the optioned claims during the year ended August 31, 2016.

Avalon Advanced Materials Inc.	Page F-21

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

7.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvement	Total

Cost
As at September 1, 2014	$101,507,002	$646,860	$330,659	$-	$671,583	$98,796	$103,254,900

Additions	1,615,243	-	-	74,455	9,301	-	1,698,999
Disposals	-	-	(29,103)	-	-	(4,202)	(33,305)

As at August 31, 2015	103,122,245	646,860	301,556	74,455	680,884	94,594	104,920,594

Additions	298,081	-	-	-	-	-	298,081

As at August 31, 2016	103,420,326	$646,860	$301,556	$74,455	$680,884	$94,594	$105,218,675

Accumulated Depreciation
As at September 1, 2014	-	$163,390	$213,538	$-	$510,770	$63,303	$951,001

Depreciation expense	-	28,788	39,550	537	48,649	15,775	133,299
Disposals	-	-	(26,793)	-	-	(4,202)	(30,995)

As at August 31, 2015	-	192,178	226,295	537	559,419	74,876	1,053,305

Depreciation expense	-	26,485	22,507	3,223	36,440	15,775	104,430

As at August 31, 2016	-	$218,663	$248,802	$3,760	$595,859	$90,651	$1,157,735

Net Book Value
As at August 31, 2015	$103,122,245	$454,682	$75,261	$73,918	$121,465	$19,718	$103,867,289
As at August 31, 2016	$103,420,326	$428,197	$52,754	$70,695	$85,025	$3,943	$104,060,940

Avalon Advanced Materials Inc.	Page F-22

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

7.	Property, Plant and Equipment (continued)

	a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favorable geology to the west of the mining leases.

The property is subject to an underlying 2.5% net smelter returns (“NSR”) royalty agreement. which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.4 million.

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

In conjunction with the Accommodation Agreement, the Company had issued 10,000 common shares of the Company in August 2012 and granted an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN since signing the Accommodation Agreement (of which 10,000 warrants were granted during the year ended August 31, 2016). The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project.

8.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2014	$-
Increase relating to flow-through common shares issued (note 11b)	641,397
Decrease relating to CEE incurred	(347,589)

Balance – August 31, 2015	293,808
Increase relating to flow-through common shares issued (note 11b)	218,949
Decrease relating to CEE incurred	(416,140)

Balance – August 31, 2016	$96,617

Avalon Advanced Materials Inc.	Page F-23

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

9.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective years:

	Number
	of Warrants	Amount

Balance – September 1, 2014	6,466,513	$1,720,622
Increase (Decrease) in fair value	-	(1,431,765)

Balance – August 31, 2015	6,466,513	288,857
Increase (Decrease) in fair value	-	122,561

Balance – August 31, 2016	6,466,513	$411,418

In June 2014, as further disclosed in Note 11(b)(iii), the Company issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit (“US$ Unit”) pursuant to a security purchase agreement (the “US$ Unit Offering”) for gross proceeds of $4,331,200 (US$4,000,000). Each US$ Unit is comprised of a common share and 0.70 of a common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2016 is US$0.5223.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of the warrant component of the Unit has been classified as a financial liability at FVTPL and recorded at fair value at the time of issuance, and was re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of warrants denominated in foreign currency in the consolidated statement of comprehensive loss.

The assumptions used in the Black-Scholes pricing model at each reporting date are as follows:

	August 31,	August 31,
	2016	2015

Risk-free interest rate	0.66%	0.93%
Expected life (years)	4.8	5.8
Expected volatility	74%	64%
Expected dividend yield	Nil	Nil

10.	Site Closure and Reclamation Provision

A summary of the changes in the site closure and reclamation provision is set out below:

	August 31,	August 31,
	2016	2015

Balance - beginning of year	$263,600	$236,600
Increase in provision for site closure and reclamation costs	-	27,000

Balance – end of year	$263,600	$263,600

Avalon Advanced Materials Inc.	Page F-24

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

10.	Site Closure and Reclamation Provision (continued)

As at August 31, 2016, the current estimated closure costs to reclaim the Company’s Nechalacho exploration camp site at Thor Lake and the Warren Township exploration site are $250,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred over the years of 2039 and 2040. The expected undiscounted future cash flow is estimated to be $508,000 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

11.	Share Capital

	a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

	b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance – September 1, 2013	103,796,986	$149,379,724
Issued pursuant to:
equity offerings (i) (ii) (iii) (iv)	22,186,700	10,267,476
other arrangement (v)	10,000	6,371
exercise of options	350,000	443,481
Issuance costs – common shares issued	-	(684,474)
Issuance costs – compensation warrants issued	-	(60,780)
Other issuance costs - cash	-	(682,542)
Price premium of flow-through shares issued	-	(115,771)

Balance – August 31, 2014	126,343,686	$158,553,485
Issued pursuant to:
equity offerings (i) (vi) (vii)	26,391,796	7,936,631
exercise of options	50,000	15,282
Issuance costs – cash	-	(1,075,249)
Issuance costs – compensation warrants issued	-	(92,761)
Price premium of flow-through shares issued	-	(641,397)

Balance – August 31, 2015	152,785,482	$164,695,991
Issued pursuant to:
equity offerings (i) (viii) (ix) (x)	26,253,724	2,826,056
exercise of warrants	125,000	21,799
exercise of brokers’ compensation warrants	360,000	64,573
Issuance costs – cash	-	(150,174)
Issuance costs – compensation warrants issued	-	(43,491)
Price premium of flow-through shares issued	-	(233,400)

Balance – August 31, 2016	179,524,206	$167,181,354

i)

In September 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company could, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares could be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices varied.

Avalon Advanced Materials Inc.	Page F-25

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company could issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”).

The Company could pay Cowen a commission, or allowed a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Pursuant to the Sales Agreement, as at August 31, 2015, the Company had issued 9,428,180 common shares for gross proceeds of $3,855,388 (US$3,439,916) and paid cash commissions totaling $115,661 (US$103,197). During the year ended August 31, 2014, the Company had also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $399,032, of which $381,775 had been recognized as share issuance costs as at August 31, 2015, and the balance of $17,257 was recorded as prepaid transaction costs.

During the year ended August 31, 2016, the Company has issued 1,553,724 common shares for gross proceeds of $248,086 (US$187,696) pursuant to the Sales Agreement and paid cash commissions totaling $7,443 (US$5,631). The Company has recognized the balance of the prepaid transaction costs of $17,257 as share issuance costs.

The Sales Agreement expired in October 2015.

ii)

In November 2013, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of $2,954,000 (US$2,800,000) (the "Initial Purchase") plus additional purchases totaling 600,000 common shares for additional proceeds of $370,403 (US$337,060). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and would issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 96,049 common shares had been issued as at August 31, 2014).

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

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company could issue up to US$8,500,000 in common shares using the Purchase Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing). The Company could file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

Avalon Advanced Materials Inc.	Page F-26

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

During the year ended August 31, 2014, the Company had also incurred other issuance costs (primarily related to the preparation of the Purchase Agreement and prospectus supplement) of $163,840 in connection with the completion of the Initial Purchase which have been recognized as share issuance costs.

The Company did not issue any common shares under the Purchase Agreement during the years ended August 31, 2015 and August 31, 2016. The Company’s base shelf prospectus dated September 10, 2013 expired in October 2015.

iii)

In June 2014, the Company completed the US$ Unit Offering as disclosed in Note 9 and issued 9,237,875 US$ Units of the Company at a price of $0.469 (US$0.433) per US$ Unit pursuant to the security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each US$ Unit is comprised of a common share and 0.70 of one US$ Warrant. Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2016 is US$0.5223.

The fair value of the warrant component was estimated at US$0.220 and this amount was allocated to the warrant component of the US$ Unit, with the residual balance of US$0.213 being allocated to the common share component of the US$ Unit. The fair value of the US$ Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.26%; expected life of 7.0 years; and expected volatility of 69%.

In connection with the US$ Unit Offering, the Company paid the placement agent a cash fee of $259,872 (US$240,000) and issued 554,273 broker warrants. Each broker warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2017. The estimated fair value of the broker’s warrants totalled $123,576. The fair values of these broker’s warrants were estimated using the Black- Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.03%; expected life of 3.0 years; and expected volatility of 69%. The Company also incurred other cash issuance costs of $214,515.

The total transaction costs of $597,963 (including cash fee, the estimated fair value of the agent’s warrants and other cash issuance costs) had been allocated to the common shares and the US$ Warrants using the same ratio used to allocate the gross proceeds to the common shares and the US$ Warrants. The total amount allocated to the US$ Warrants had been recorded as financing transaction costs on the consolidated statement of comprehensive loss.

iv)

In July 2014, the Company completed a private placement (the “July 2014 Private Placement”) and issued 1,653,866 flow-through common shares (“Flow-Through Shares”) at $0.60 per share and 2,445,000 non flow-through units (“Non Flow-Through Units”) at $0.48 per Non Flow-Through Unit for total gross proceeds of $2,165,920, of which an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units were issued to certain directors and officers of the Company. Each Non Flow-Through Unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.60 per share commencing on January 2, 2015 until July 2, 2017.

Avalon Advanced Materials Inc.	Page F-27

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

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

In connection with the July 2014 Private Placement, the Company paid finders’ fees of $12,461 and incurred other issuance costs of $50,185.

As at August 31, 2014, the Company had incurred sufficient eligible flow-through expenditures to renounce the tax deduction of $992,320 to the subscribers of its flow-through shares and had accordingly recognized a deferred tax recovery of $115,771.

v)

In March 2014, the Company entered into a participation agreement (the "Participation Agreement") with the Northwest Territory Métis Nation ("NWTMN") for the Nechalacho REE Project. Pursuant the Participation Agreement, the Company issued an aggregate of 10,000 common shares of the Company (at a value of $6,371) and agreed to grant an aggregate of 20,000 non-transferrable common share purchase warrants of the Company to the NWTMN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. The common share purchase warrants will be issued in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones, will have a term of five years, will have an exercise price based on the then current market price of the Company's common shares at the date of issue of the warrants, and will be subject to certain restrictions on resale. To date, none of the common share purchase warrants have been issued. The fair value of the common shares issued had been capitalized as part of the costs for the Nechalacho REE Project.

vi)

In December 2014, the Company completed a private placement (the “December 2014 Private Placement”) and issued 8,981,781 flow-through common shares at $0.27 per share for gross proceeds of $2,425,081, of which 185,000 flow-through shares were issued to Mr. Donald Bubar, who is a director and the President and CEO of the Company.

In connection with the December 2014 Private Placement, the Company paid finders’ fees of $142,508, incurred other issuance costs of $23,652 and issued 527,806 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.27 per share from June 20, 2015 to December 19, 2016. The estimated fair value of the compensation warrants totaled $32,618. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.01%; expected life of 2.0 years; and expected volatility of 62%.

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

Avalon Advanced Materials Inc.	Page F-28

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

As at August 31, 2015, the Company had incurred CEE of $1,876,977 related to the December 2014 Private Placement and the balance of $548,104 was incurred by December 31, 2015. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $347,589 and $101,500 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability during the years ended August 31, 2015 and August 31, 2016, respectively.

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

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $192,308 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on May 27, 2015. The CEE expenditures renounced relating to the Prospectus Offering were incurred during the year ended August 31, 2016, accordingly the Company has recognized a deferred income tax recovery $192,308 through the consolidated statement of comprehensive loss with a corresponding reduction to the deferred flow-through share premium liability during the years ended August 31, 2016.

viii)

On December 24, 2015, the Company completed a private placement (the “December 2015 Private Placement”) and issued 6,000,000 flow-through units (“Flow-Through Unit”) at $0.125 per unit (the “Unit Price”) for gross proceeds of $750,000. Each Flow-Through Unit consists of one flow-through common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.175 per share, until December 24, 2017.

The fair value of the warrant component of the Flow-Through Unit was estimated at $0.0196 and the fair value of the flow-through feature of the Flow-Through Unit was estimated at $0.0313. Using the relative fair value method, the Flow-Through Unit price of $0.125 was allocated between theshare component, the warrant component and the flow-through feature as follows: $0.0917, $0.0128, and $0.0205, respectively.

Avalon Advanced Materials Inc.	Page F-29

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.48%; expected life of 2.0 years; and expected volatility of 64%. The fair value of the flow-through feature (flow- through share premium) is estimated by multiplying the CEE amount to be renounced per Flow- Through Unit of $0.1249 by the Company’s current tax rate of 25%.

In connection with the December 2015 Private Placement, the Company paid cash commission of $45,000, incurred other issuance costs of $23,541 and issued 360,000 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.125 per share until December 24, 2017. The estimated fair value of the compensation warrants totaled $19,573. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.48%; expected life of 2.0 years; and expected volatility of 64%.

Cash issuance costs and the estimated fair value of the compensation warrants were allocated on a pro-rata basis between the three components of the Flow-Through Unit.

The total flow-through share premium of $108,549 (net of issuance costs of $14,451) was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 24, 2015. The CEE expenditures renounced relating to the December 2015 Private Placement were incurred during the year ended August 31, 2016, accordingly the Company has recognized a deferred income tax recovery $108,549 through the consolidated statement of comprehensive loss with a corresponding reduction to the deferred flow- through share premium liability during the years ended August 31, 2016.

ix)

On March 11, 2016, the Company completed a private placement (the “Private Placement”) and issued 13,700,000 units (“PP Unit”) at a price of $0.10 per PP Unit for gross proceeds of $1,370,000, of which 1,000,000 PP Units were issued to Mr. Donald Bubar. Each PP Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per share, until March 11, 2018, or if at any time following September 11, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (the “Accelerated Expiry Date”).

Of the PP Unit price of $0.10, $0.0871 was allocated to the common share component of the PP Unit and the balance of $0.0129 was allocated to the warrant component of the PP Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the date the terms of the private placement were finalized, which was $0.14, and the estimated fair value of a whole warrant of $0.0208. The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 82%.

In connection with the Private Placement, the Company paid finders’ fees of $30,000, incurred other issuance costs of $17,864 and issued 300,000 non-transferrable finder’s compensation warrants. Each finder’s compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.11 per share until the earlier of March 11, 2018 or the Accelerated Expiry Date. The estimated fair value of the compensation warrants totaled $26,671.

Avalon Advanced Materials Inc.	Page F-30

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 82%.

Cash issuance costs and the estimated fair value of the compensation warrants were allocated on a pro-rata basis between the two components of the Unit.

x)

On March 29, 2016, the Company completed a private placement (the “March 2016 Private Placement”) and issued 3,000,000 flow-through units (“FT Unit”) at a price of $0.175 per FT Unit and 2,000,000 units (“Non-FT Unit”) at a price of $0.125 per Non-FT Unit for gross proceeds of $775,000. Each FT Unit consists of one flow-through common share and one-half of one non- transferrable common share purchase warrant (“FT Warrant”). Each whole FT Warrant entitles the holder to purchase one common share of the Company at a price of $0.20 per share until March 29, 2018, or if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (“Expiry Date”). Each Non-FT Unit consists of one common share and one-half of one non- transferrable common share purchase warrant (Non-FT Warrant”). Each whole Non-FT Warrant entitles the holder to purchase one common share of the Company at a price of $0.175 per share until the Expiry Date.

The fair value of the warrant component of the F-T Unit was estimated at $0.0147 and the fair value of the flow-through feature of the FT Unit was estimated at $0.0439. Using the relative fair value method, the FT Unit price of $0.175 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.1259, $0.0123, and $0.0368, respectively.

The fair value of the FT Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 74%. The fair value of the flow-through feature (flow-through share premium”) is estimated by multiplying the CEE amount to be renounced per FT Unit of $0.1749 by the Company’s current tax rate of 25%.

Of the Non-FT Unit price of $0.125, $0.1117 was allocated to the common share component of the Non-FT Unit and the balance of $0.0133 was allocated to the warrant component of the Non-FT Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the date the terms of the private placement were finalized, which was $0.15, and the estimated fair value of a whole Non-FT Warrant of $0.0356. The fair value of the Non-FT Warrant was estimated using the Black-Scholes pricing model, with the same assumptions as for the FT Warrant.

In connection with the issuance of the FT Units, the Company paid finders’ fees of $31,500 and issued 180,000 non-transferrable finder’s compensation warrants. Each finder’s compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.175 per share until March 29, 2018. The estimated fair value of the compensation warrants totaled $8,203. The fair values of these compensation warrants were estimated using the Black- Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.51%; expected life of 2.0 years; and expected volatility of 72%.

The Company also incurred other issuance costs of $14,263 relating to the March 2016 Private Placement.

Cash issuance costs and the estimated fair value of the compensation warrants totaling $50,397 were allocated on a pro-rata basis between the three components of the FT Unit. The balance of the cash issuance costs of $3,569 were allocated on a pro-rata basis between the two components of the Non-FT Unit.

Avalon Advanced Materials Inc.	Page F-31

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

The total flow-through share premium of $110,400 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on March 29, 2016. As at August 31, 2016, the Company has incurred CEE of $65,505 related to the March 2016 Private Placement and the balance of $459,195 is to be incurred by December 31, 2017. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $13,783 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability.

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2013	20,000		$1.115
Issued pursuant equity offerings (Note 11b(iv))	1,222,500		0.600
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.490

Balance – August 31, 2014	1,252,500	(1)	$0.607
Issued pursuant to equity offerings (Note 11b(vii))	2,215,985		0.425
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.210

Balance – August 31, 2015	3,478,485	(1)	$0.490
Issued pursuant to equity offerings (Note 11b(viii) (ix) (x))	12,350,000		0.164
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.230
Exercised	(125,000)		0.150

Balance – August 31, 2016	15,713,485	(1)	$0.237

(1) Does not include the 6,466,513 US$ Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.3 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 9, the Company also has 6,466,513 US$ Warrants outstanding as at August 31, 2016, with an adjusted exercise price of US$0.5223 per share. These US$ Warrants are exercisable until June 13, 2021.

As disclosed Note 11(b), the Company is also required to issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

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

Avalon Advanced Materials Inc.	Page F-32

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2013	8,585,250	$2.59
Granted	2,530,000	0.66
Exercised	(350,000)	0.72
Expired	(825,000)	1.50
Forfeited	(1,310,000)	3.78

Balance – August 31, 2014	8,630,250	$2.02
Granted	2,620,000	0.27
Exercised	(50,000)	0.22
Expired	(1,200,250)	1.94
Forfeited	(225,000)	2.51

Balance – August 31, 2015	9,775,000	$1.56
Granted	2,140,000	0.16
Expired	(1,125,000)	4.46
Forfeited	(150,000)	2.13

Balance – August 31, 2016	10,640,000	$0.96

As at August 31, 2016, there were 7,551,250 options vested (August 31, 2015 - 6,570,000, August 31, 2014 - 4,990,250) with an average exercise price of $1.15 per share (August 31, 2015 - $1.89, August 31, 2014 - $2.63), that were exercisable.

No stock options were exercised during the year ended August 31, 2016. During the year ended August 31, 2015, an aggregate of 50,000 (2014 - 350,000) stock options were exercised at the weighted average exercise price of $0.22 per share (2014 - $0.72), and the weighted average closing market share price on the date preceding the date of exercise was $0.36 per share (2014 - $0.80) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the year ended August 31, 2016 was $455,475 (2015 -$978,358, 2014 - $549,372), of which $5,633 (2015 - $98,730, 2014 - $172,125) was capitalized to property, plant and equipment, $103,407 (2015 - $87,812, 2014 - $30,018) was capitalized as exploration and evaluation assets, $1,000 (2015 - $2,936, 2014 - $133) was charged to operations as general exploration expenses, with the balance of $345,435 (2015 - $788,880, 2014 - $347,096) charged to operations as share based compensation expense.

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

Avalon Advanced Materials Inc.	Page F-33

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

The weighted average assumptions for grants during the years ended August 31, 2016, August 31, 2015 and August 31, 2014 are as follows:

	August 31,	August 31,	August 31,
	2016	2015	2014

Exercise price	$0.16	$0.27	$0.66
Closing market price on day preceding date of grant	$0.16	$0.27	$0.66
Risk-free interest rate	0.53%	0.94%	1.45%
Expected life (years)	3.5	3.1	3.9
Expected volatility	71%	64%	73%
Expected dividend yield	Nil	Nil	Nil
Grant date fair value	$0.08	$0.12	$0.36
Forfeiture rate	16%	17%	15%

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2016:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$4.00 - $4.36	200,000	200,000	0.0 years
$3.00 - $3.99	500,000	500,000	0.2 years
$2.00 - $2.99	675,000	587,500	0.3 years
$1.00 - $1.99	1,990,000	1,817,500	1.0 years
$0.50 - $0.99	2,485,000	1,570,000	2.4 years
$0.11 - $0.49	4,790,000	2,876,250	3.4 years

	10,640,000	7,551,250

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at August 31, 2014, August 31, 2015 and August 31, 2016:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – September 1, 2013	-	$-
Issued pursuant equity offerings (Note 11b(iii))	554,273	0.61

Balance – August 31, 2014	554,273	0.61
Issued pursuant to equity offerings (Note 11b(vi)(vii))	1,178,339	0.31

Balance – August 31, 2015	1,732,612	$0.45	(1)
Issued pursuant to equity offerings (Note 11b(viii)(ix)(x))	840,000	0.13
Exercised	(360,000)	0.13

Balance – August 31, 2016	2,212,612	$0.38	(1)

(1)

554,273 of the compensation warrants outstanding as at August 31, 2014 and throughout the period to August 31, 2016 are denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ has been reflected in the weighted average exercise price as at August 31, 2015 and as at August 31, 2016.

Avalon Advanced Materials Inc.	Page F-34

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

11.	Share Capital (continued)

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at August 31, 2016, the Company has the following compensation warrants outstanding:

(i)	554,273 compensation warrants with an exercise price of US$0.56 per common share, which are exercisable until June 13, 2017;

(ii)	527,806 compensation warrants with an exercise price of $0.27 per common share, which are exercisable until December 19, 2016;

(iii)	650,533 compensation warrants with an exercise price of $0.34 per common share, which are exercisable until November 27, 2016;

(iv)	300,000 compensation warrants with an exercise price of $0.11 per common share, which are exercisable until the earlier of March 11, 2018 or the Accelerated Expiry Date; and

(v)	180,000 compensation warrants with an exercise price of $0.175 per common share, which are exercisable until March 29, 2018.

12.	Corporate and Administrative Expenses

Corporate and administrative expenses for the years ended August 31, 2016, 2015 and 2014 consist of the following:

	August 31,	August 31,	August 31,
	2016	2015	2014

Salaries and benefits(1)	$1,607,078	$1,981,542	$2,336,363
Directors’ fees	86,321	125,631	244,540
Consulting and professional fees	546,675	691,196	1,097,310
Office, insurance and other expenses	381,710	430,441	444,257
Occupancy	303,096	340,322	340,396
Shareholders’ communications and filing fees	176,624	233,796	469,563
Travel and related costs	119,914	146,392	278,622

	$3,221,418	$3,949,320	$5,211,051

(1)

These figures do not include share based compensation. Employees’ salaries, benefits including share based compensation expensed for the year ended August 31, 2016 totaled $1,830,114 (2015 – $2,424,197, 2014 - $2,256,757).

13.	Write-off of Land Acquisition Option Payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during the year ended August 31, 2014. The Company had entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during the year ended August 31, 2014. This new option expired on December 14, 2014 and accordingly, the option payments made totaling $212,960 were written off during the year ended August 31, 2015.

Avalon Advanced Materials Inc.	Page F-35

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

14.	Capital Management

Capital of the Company consists of the components of shareholders’ equity and warrants denominated in foreign currency.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its resource properties; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures.

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

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2016.

15.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

	a)	Trading transactions

There had been no material trading transactions with related parties during each of the years ended August 31, 2016, 2015 and 2014, other than the participation by certain related parties in certain equity offerings as listed below:

(i)	in July 2014, pursuant to the July 2014 Private Placement, 60,000 Non Flow-Through Units at $0.48 per unit were issued to certain directors and officers of the Company (note 11(b)(iv));
(ii)	in December 2014, pursuant to the December 2014 Private Placement, 185,000 flow-through shares at $0.27 per share were issued to Mr. Donald Bubar (note 11(b)(vi));
(iii)	in May 2015, pursuant to the Prospectus Offering, 50,000 Units at $0.34 per unit were issued to the spouse of Mr. Donald Bubar (note 11(b)(vii)); and
(iv)	on March 11, 2016, pursuant to the Private Placement, 1,000,000 PP Units at $0.10 per unit were issued to Mr. Donald Bubar (note 11(b)(ix)).

Avalon Advanced Materials Inc.	Page F-36

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

15.	Related Party Disclosures (continued)

	b)	Compensation of key management personnel

The remuneration of directors and other key members of the Company’s senior management team during the years ended August 31, 2016, August 31, 2015 and August 31, 2014 are as follows:

	August 31,	August 31,	August 31,
	2016	2015	2014

Salaries, benefits and directors’ fees(1)	$1,803,314	$1,957,710	$2,539,867
Share based compensation(2)	337,541	691,224	239,021

	$2,140,855	$2,648,934	$2,778,888

(1)	Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $603,415 (2015 - $580,535, 2014 - $780,439).
(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

16.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

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

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2016. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Avalon Advanced Materials Inc.	Page F-37

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

16.	Financial Instruments (continued)

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

As at August 31, 2016, the Company has current assets of $1,886,866 and current liabilities of $1,234,430. The adjusted working capital of the Company is $1,160,471 (calculated by adding back the deferred flow- through share premium of $96,617 and the liability for warrants denominated in foreign currency of $411,418 to the net current assets of $652,436). As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of August 31, 2016:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$726,395	$-	$-	$726,395
Operating lease obligations	313,224	633,888	105,648	1,052,760

	$1,039,619	$623,888	$105,648	$1,779,155

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in note 9, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2016.

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

Avalon Advanced Materials Inc.	Page F-38

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

16.	Financial Instruments (continued)

Sensitivity analysis

Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $1,360,487, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Other than the US$ Warrants as disclosed in note 9, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2016, and its anticipated on-going expenditures to be transacted in US dollars for the next twelve month period is approximately US$280,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

17.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2016, August 31, 2015 and August 31, 2014 are as follows:

	August 31,	August 31,	August 31,
	2016	2015	2014
Share based compensation capitalized as property, plant and equipment (note 11d)	$5,633	$98,730	$172,125
Share based compensation capitalized as exploration and evaluation assets (note 11d)	103,407	87,812	30,018
Depreciation expense capitalized as property, plant and equipment	57,265	76,218	-
Depreciation expense capitalized as exploration and evaluation assets	8,883	1,351	-
Warrants issued pursuant to the Accommodation Agreement and capitalized as property, plant and equipment (note 7a)	1,353	1,184	2,849
Common shares issued pursuant to the Participation Agreement and capitalized as property, plant and equipment (note 11b)	-	-	6,371

	$176,541	$265,295	$211,363

Avalon Advanced Materials Inc.	Page F-39

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

18.	Income Taxes

	a)	Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31,	August 31,	August 31,
	2016	2015	2014

Net loss for the year before income taxes	$3,955,785	$3,523,963	$5,846,352
Combined Canadian federal and provincial tax rate	25.4%	25.1%	25.2%

Expected income tax recovery at statutory rates	1,004,769	884,515	1,473,281
Share based compensation	(87,740)	(198,009)	(87,468)
Non-deductible expenses	(8,697)	(6,279)	(9,144)
Non-allowable portion of capital loss	-	(26,726)	(22,063)
Exploration expenditures to be renounced	(16,638)	-	(134,294)
Non-taxable (non-deductible) change in fair value of warrants denominated in foreign currency	(31,130)	359,373	121,042
Effect of different income tax rates than Canadian tax rate related to impairment loss of a foreign subsidiary	-	-	24,528
Losses and other deductions for which no benefit has been recognized	(444,424)	(665,285)	(1,250,111)

Deferred income tax recoveries	$416,140	$347,589	$115,771

b)	Income Tax Effect of Temporary Differences Recognized

The tax effects of temporary differences recognized as at August 31, 2016 and August 31, 2015 are as follows:

	August 31,	August 31,
	2016	2015
Deferred income tax assets
Exploration and evaluation assets	$20,954,149	$21,540,948
Scientific research and experimental developmental expenditures	4,502,603	4,068,527
	25,456,752	25,609,745
Deferred income tax liabilities
Property plant and equipment	(25,456,752)	(25,609,475)

Net deferred income tax assets	$-	$-

Avalon Advanced Materials Inc.	Page F-40

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

18.	Income Taxes (continued)

	c)	Income Tax Temporary Differences Not Recognized

The deductible income tax temporary differences that have not been recognized as deferred income tax assets as at August 31, 2016 and August 31, 2015 are as follows:

	August 31,	August 31,
	2016	2015

Non-capital loss carryforwards	$26,034,890	$23,920,739
Scientific research and experimental developmental expenditures	9,640,972	11,158,486
Share issuance costs	1,453,037	1,847,704
Capital loss carry forwards	2,294,535	2,294,535

Deductible temporary differences not recognized	$39,423,434	$39,221,464

The Company also has non-refundable investment tax credit carry forwards of $5,817,339 (2015 - $5,817,339), which has not been recognized as a deferred income tax asset.

d)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $24,367,000 (2015 - $22,253,000, 2014 - $18,768,000) available to reduce future years’ Canadian taxable income. These losses will expire as follows:

2026	$156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000
2033	4,151,000
2034	4,211,000
2035	3,507,000
2036	2,114,000

The Company also has net operating losses of approximately $1,668,000 (2015 - $1,668,000, 2014 - $1,668,000) to reduce future years’ U.S. taxable income. These losses will expire as follows:

2031	$5,000
2032	2,000
2033	3,000
2034	1,658,000

e)	Capital Losses

The Company has capital losses carried forward of approximately $2,295,000 (2015 - $2,295,000, 2014 - $2,082,000) available to reduce future years’ Canadian taxable capital gains.

Avalon Advanced Materials Inc.	Page F-41

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

19.	Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31,	August 31,	August 31,
	2016	2015	2014

Weighted average number of common shares used in the calculation of basic loss per share	167,184,272	139,893,312	112,724,520
Diluted impact of warrants	-	-	-
Diluted impact of stock options	-	-	-

Weighted average number of common used in the calculation of diluted loss per share	167,184,272	139,893,312	112,724,520

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2016 was $3,539,645 (2015 - $3,176,374, 2014 - $5,730,581).

As at August 31, 2016, the Company had 24,392,610 (2015 - 11,677,610, 2014 - 8,273,286) warrants and 10,640,000 (2015 - 9,775,000, 2014 - 8,630,250) stock options outstanding. These warrants and options could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2016, August 31, 2015 and August 31, 2014.

20.	Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2017	$313,224
2018	316,944
2019	316,944
2020	105,648

21.	Commitments

Pursuant to the subscription agreements entered into for the March 2016 Private Placement the Company is required to incur additional CEE of $459,195 by December 31, 2017.

22.	Events After the Reporting Period

Subsequent to the year ended August 31, 2016, the Company:

a)

completed a private placement and issued 4,545,454 flow-through common shares at a price of $0.22 per share for gross proceeds of $1,000,000. In connection with the private placement, the Company paid finder’s fees of $60,000 and issued 272,727 non-transferrable finder’s compensation warrants, with each finder’s warrant. Each compensation warrants entitles the holder to purchase one common share of the Company at an exercise price of $0.25 per share until November 7, 2018;

	b)	issued 1,025,000 common shares at a price of $0.15 per share pursuant to the exercise of 1,025,000 warrants;

c)

granted an aggregate of 1,490,000 stock options with a weighted average exercise price of $0.17 per share to certain employees of the Company. The weighted average contract life of these options was 2.2 years;

Avalon Advanced Materials Inc.	Page F-42

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2016, 2015 and 2014

22.	Events After the Reporting Period (continued)

	d)	had 650,000 stock options with a weighted average exercise price of $3.36 per share expired;

	e)	had 50,000 stock options with a weighted average exercise price of $0.21 per share forfeited;

	f)	had 2,215,985 common share purchase warrants with an exercise price of $0.425 per share expired; and

	g)	had 650,533 brokers’ compensation warrants with an exercise price of $0.34 per share expired.

Avalon Advanced Materials Inc.	Page F-43