Form 20-F
Avalon Advanced Materials Inc.
filed 2017-11-27
CIK 1362898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2017

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
196,735,521 common shares as at August 31, 2017

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

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended August 31, 2017, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles.

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

            For the years ended August 31, 2017, 2016, 2015, 2014 and 2013 we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.

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

            The tables below set forth selected consolidated financial data under IFRS for the years ended August 31, 2017, 2016, 2015, 2014, and 2013. In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	August 31,	August 31,	August 31,	August 31,	August 31,
	2017	2016	2015	2014	2013
Operating Revenues	$-	$-	$-	$-	$-
Loss before other items	(3,357,321)	(3,539,645)	(3,176,374)	(5,730,581)	(11,199,164)
Net Loss and Total
Comprehensive Loss for the Year	(3,357,321)	(3,539,645)	(3,176,374)	(5,730,581)	(11,199,164)
Loss per Share, Basic and Diluted	(0.018)	(0.021)	(0.023)	(0.051)	(0.108)
Total Assets	120,436,379	118,515,050	119,223,274	116,837,367	111,845,946
Total Liabilities	4,125,269	1,498,030	1,935,054	3,742,967	2,878,631
Share Capital	169,593,205	167,181,354	164,695,991	158,553,485	149,379,724
Total Equity	116,311,110	117,017,020	117,288,220	113,094,400	108,967,315
Weighted Average Number of Common Shares Outstanding	187,869,637	167,184,272	139,893,312	112,724,520	103,683,356
Dividends declared	Nil	Nil	Nil	Nil	Nil

Exchange Rates

            The following table sets forth the average exchange rates for the Canadian Dollar and U.S. Dollar for the five most recent financial years indicated based on the noon buying rate per the Bank of Canada (1 Canadian dollar = US$X), calculated by using the average of the exchange rates on the last day of each month during each financial year.

Year Ended August 31,	Average
2013	US$ 0.9848
2014	US$ 0.9276
2015	US$ 0.8202
2016	US$ 0.7552
2017	US$ 0.7589

            The following table sets forth the high and low exchange rate for the past six months. As of November 21, 2017, the exchange rate was US$0.7826 for each CDN$1.

Month	High	Low
May 2017	US$ 0.7437	US$ 0.7276
June 2017	US$ 0.7706	US$ 0.7405
July 2017	US$ 0.8034	US$ 0.7703
August 2017	US$ 0.8012	US$ 0.7840
September 2017	US$ 0.8245	US$ 0.8013
October 2017	US$ 0.8018	US$ 0.7756

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

            The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of January 2018, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mineral industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, and could require the Company to reduce general and administrative expenses or impair the Company’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

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

            The Preliminary Economic Assessment (“PEA”) of the Separation Rapids Lithium Project is preliminary in nature, as the metallurgical processes developed require further work to confirm that a commercially acceptable product can be consistently produced and sold in the marketplace, and there is no certainty that the preliminary economic assessment model will be realized. There is no assurance that the Company will be able to obtain the financing necessary or gathering all the technical information needed to support the completion of a feasibility study. Even if a feasibility study is completed there is no assurance that the economic scenario envisioned therein will be sufficiently positive to warrant execution of the project.

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

            REE prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Between 2012 and 2015 prices continued to slowly fall and remained steady from mid-2015 to late 2016. Prices have begun to increase for many of the REEs in 2017, but only marginally. Future price trends for rare earths still depend on decisions made in China. China remains the dominant producer at approximately 90% of supply. Prices could continue to increase as demand increases and if China continues to restrict output from illegal producers and continues to restrict output from producers who do not follow environmental regulations. Prices could be maintained or even fall as demand increases if China decides to release stockpiles of rare earths it has apparently accumulated during the last few years, or if it instructs government approved producers to increase supply.

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

            An increase in the global supply of rare metal and REE products, tin and lithium, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project, the Separation Rapids Lithium Project or the East Kemptville Project. The pricing and demand for rare metal and REE products, tin and lithium is affected by a number of factors beyond the Company’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world’s supply of REE. In 2010 China reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in REE scarcity and significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Prices have started to recover in early 2017 with the increased demand for magnets for motors of hybrid and electric vehicles, but only marginally. Higher rare earth prices in 2017 and beyond could bring about renewed interest in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project, the East Kemptville Project the Separation Rapids Lithium Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE, tin and/or lithium. Any increase in the amount of rare earth products exported from China or from mines outside China, or produced in Indonesia and China in the case of tin or South America or Australia in the case of lithium, and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project or our ability to further pursue, the East Kemptville Project or the Separation Rapids Lithium Project. As a result of these factors, the Company may not be able to compete effectively against future competitors.

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

            Avalon holds mineral rights at the East Kemptville Project through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders, which was done in in the past. Ultimately, with sufficient work and information on the property, a form of mining lease is obtainable from the government to secure the requisite surface land rights. The Company is currently in discussions with the surface rights holders with respect to obtaining full title to the lands covered by the Special Licence, however there can be no assurance that full title to the lands covered by the Special Licence will be obtained. The Company first acquired a Special Licence at the East Kemptville Project in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. The current special licence has a term of three years beginning February 2, 2015 and includes a requirement to incur $5.25 million in expenditures by January 31, 2018 (of which only $3,152,858 had been incurred by August 31, 2017). The Company will need to negotiate with the government to renew or replace the special licence. The Company has commenced the process of applying for a mining lease but there is no assurance that this application will be successful. These factors could have a material adverse effect on the Company’s plans for the East Kemptville Project, which may, as a result, not be further explored or ultimately developed.

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

            Avalon’s most significant accounting estimates relate to the carrying value of the Company’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Company’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where impairment indicators exist, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Other significant estimates relate to accounting for stock based compensation and warrant valuation. Option and warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year, or of the value of the Company’s derivative financial instruments.

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

            U.S. investors in the Company’s common shares and warrants should be aware that the Company believes it was classified as a “passive foreign investment company” (a “PFIC”) under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended during its tax year ended August 31, 2017, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it may result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

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

            Avalon is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon operates primarily in Canada with a focus on rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements (“REE”), yttrium, zirconium as well as tin.

            The Company is in the process of exploring or developing three of its five mineral resource projects. For at least the last three fiscal years the Company has expended substantially all of its efforts on the development of its Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”), the East Kemptville Tin-Indium Project and Separation Rapids Lithium Project. The Company’s principal capital investments have been in its resource properties, with expenditures totalling $2,670,248, $4,085,283, and $3,485,658 in Fiscal 2017, 2016, and 2015 respectively.

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

            Since the completion of the FS, Avalon has been focused on optimization work on the project development model, including metallurgical process optimization work and mine plan optimization. This has included work on recovery of other mineral products, notably zirconium. Although preliminary estimates of the capital and operating costs associated with these new processes may be higher than those contained in the FS, it is anticipated that the increased revenues from the additional “heavy” rare earths, europium through lutetium (“HREE”) production may yield an overall improvement in project economics. Demand for some of the other rare metals present in the Nechalacho resource such as zirconium, may see demand increases to justify further work on product development. Markets for rare earth elements, however, have remained quiet since the FS was issued and it is only since the start of 2017 that prices for certain REE (Nd, Pr, Dy) have begun to increase due to increased demand for magnets for motors of hybrid and electric vehicles. The quiet market since 2013 which led to the bankruptcy of at least two potential new producers outside China and a dramatic decline in investor interest has significantly reduced the amount of capital available for new rare earths development projects like Nechalacho. Consequently, expenditures on Avalon’s Nechalacho Project have remained minimal in 2016 and 2017.

            In fiscal 2016 Avalon conducted metallurgical testwork investigations related to the potential recovery of zirconium and production of marketable quality zirconium basic sulphate (“ZBS”) and zirconium oxychloride (“ZOC”) products. During fiscal 2017 a brief site visit was conducted to do the camp maintenance work and do some sampling on known lithium occurrences on the northern part of the property. Other activities centered around assisting regulators with regulatory development and caribou management planning that is important to the communities of interest. Reworking of the process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant, along with any revisions to the mine plan, are continuing to be developed internally

            Separation Rapids Lithium Project

            Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in consumption of lithium. There is general consensus among industry analysts that demand for lithium will at least double over the next 10 years and that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand. Several companies in the lithium business have already expressed interest in participating in the future development of the Separation Rapids Project. The potential exists for the Company to serve both the glass-ceramics and the battery materials markets going forward as the petalite mineral concentrate (which represents the final product for the glass-ceramics industry) is the intermediate product for making a battery material.

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

            In addition to the extensive environmental baseline work previously completed for the 2007 Project Description and Environmental Baseline Report, baseline studies were completed in 2017 to validate the historical work. Initial tailings and waste rock analysis test work was completed in 2016 and 2017 and is ongoing. A low risk zero discharge tailing management facility was designed. A water treatment system was designed for the updated process flowsheet. Work was advanced related to open pit mine design that allowed a waste rock management strategy to be developed. Any mitigation required for potential impacts to aquatic habitat near the site will be prepared for project permitting if required. No Species at Risk Act concerns were identified at the site, though additional baseline work may be required for the access road and potential power transmission line. The Company is also investigating alternatives for delivery of clean energy to the project site, utilizing local hydro-electric power generation capacity and/or power from waste wood products. Engagement with local indigenous peoples continued, including a valued components workshop and project updates, discussion of closure opportunities as well as preliminary discussions related to the potential development of a new “run-of-river” hydro power generation facility on the English River near the Project site. Further engagement on energy options is planned. A multi-ministry meeting was held to review the project with all applicable regulators, identify concerns and gaps and to ensure the appropriate permits and approvals are requested.

            During the year ended August 31, 2017, the Company completed a positive Preliminary Economic Assessment on the Separation Rapids Lithium Project, on which it had spent most of its efforts in fiscal 2016. Subsequent to the PEA the Company completed a small drill program and completed an updated mineral resource estimate subsequent to the end of fiscal 2017. The Company has also been proceeding with a series of metallurgical testwork to optimize its flowsheet design. The Company is primarily focused on the next steps required to move forward with the Phase 1 demonstration scale production facility. Several models for this plant are under consideration involving different throughput rates and variations of the flowsheet depending on the product mix to be recovered.

            The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. Contemporaneously with this filing, the Company is releasing its sixth comprehensive sustainability report entitled “Concentrating on Cleantech Materials Production” (the "2017 Sustainability Report").

            The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium compounds, is growing rapidly due to their importance in an expanding array of applications in new clean technology notably energy storage and electric vehicles.

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

            Nechalacho Project

            The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.5 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

            The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. The Company also recognizes that the Tiicho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations: the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

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

            Separation Rapids Lithium Project

            The Separation Rapids property consists of fifteen mineral claims and one mining lease covering a combined area of approximately 2,869 hectares (7,091 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retained a 2.0% “NSR” interest in the property, which was acquired in 2012 by a wholly-owned subsidiary of the Company for $220,000. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials as well as lithium chemicals for the battery industry.

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

            During the year ended August 31, 2017, the Company completed a positive Preliminary Economic Assessment on the Separation Rapids Lithium Project, on which it had spent most of its efforts in fiscal 2016. The Company completed a small drill program in the spring of 2017 and updated its mineral resource estimate subsequent to the end of fiscal 2017. It also continues to optimize its metallurgical processes through a series of ongoing testing, with the intention of proceeding with a Phase 1 plant possibly as early as 2018. The key factors going forward influencing the timely execution of the Project are: securing sufficient product offtake commitments to support Project financing; the availability of sufficient equity and/or debt financing and receipt of all requisite operating permits and approvals.

            The Company currently relies on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at August 31, 2017, the Company had adjusted working capital of $556,112 (which is calculated by adding back the deferred flow-through share premium of $49,467). As the de-recognition of the balance of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity. The Company also may potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

Significant Acquisitions and Significant Dispositions

            The Company has not made any significant acquisitions or dispositions since the end of its 2015 fiscal year.

Competition

            The mineral industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, exploration companies and other companies having financial and other resources far greater than those of the Company’s. The Company competes with other mineral development companies in connection with the acquisition of rare metals and mineral properties. In general, those properties with defined process flowsheets to produce a commercially acceptable product at a competitive cost have a competitive advantage for market access and access to development capital. . Thus, a degree of competition exists between companies looking to acquire properties with such potential.

Dependence on Customers and Suppliers

            The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

Seasonality

            Certain of the Company’s operations are conducted in the NWT and northern Ontario. The weather during the spring and fall seasons can cause interruptions or delays in the Company’s operations. As a result, the preferable time for activities in these regions is the winter and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to mitigate the risks of forest fires. Seasonality concerns can and will be designed into potential future operations to minimize impact on long term production.

Government and Environmental Regulation

            The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial or provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

See also Item 3. Key Information – D. Risk Factors – Regulations and Mining Law, Governmental Regulation.

Corporate Social Responsibility (“CSR”)

            Contemporaneously with the filing of this annual report, the Company released its sixth comprehensive Sustainability Report. The 2017 Sustainability Report is available for view or download on the Company’s website at: http://www.avalonadvancedmaterials.com. The 2017 Sustainability Report does not form part of this annual report.

            The 2017 Sustainability Report was prepared in accordance with the streamlined October 2016 Global Reporting Standards. The 2017 Report incorporates a self-assessment of Fiscal 2017 performance and sets targets for 2018 against the applicable Mining Association of Canada's “Toward Sustainable Mining” indicators.

            In addition to the Company’s safety performance, the report includes many other accomplishments such as energy efficiency initiatives, community outreach, and metallurgical process improvements that contribute to improved environmental performance. Avalon is committed to working closely with its Aboriginal partners to create lasting economic and social benefits in the communities. In addition to its partners in the NWT, dialogue has been initiated with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations (“WIN”) and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project.

            To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets intermittently to review all of the Company’s sustainability-oriented work at all its projects. No meetings were held in Fiscal 2017. In recognition of its sustainability efforts, Avalon was recognized for two straight years (2015 and 2016) by Corporate Knights’ Future 40 Responsible Corporate Leaders in Canada.

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

(A)        Summary of Technical Report

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

Nechalacho Deposit Mineral Resources as at August 15, 2013 above a US$345/tonne NMR Cut-Off
Category	Zone	Tonnes (millions)	TREO (%)	HREO (%)	HREO/ TREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Measured	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	1.71	0.38	22.50	3.20	0.405	0.0404
	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
Indicated	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Indicated		96.54	1.57	0.25	16.00	2.61	0.349	0.0299
	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Measured and Indicated	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Measured and Indicated		109.11	1.59	0.27	16.81	2.67	0.356	0.0311
	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
Inferred	Upper	102.09	1.38	0.13	9.70	2.38	0.334	0.0204
Total Inferred		160.25	1.38	0.18	13.07	2.53	0.351	0.0257

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT), VP, Exploration, Avalon Advanced Materials Inc..
3.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.
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

            On May 20, 2011, the Company submitted the Developers Assessment Report (“DAR”), (more commonly referred to as an Environmental and Social Impact Statement). In November, 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference. First Round information requests were received and addressed from November 2011 to May 2012. In mid-August 2012, Avalon participated in the environmental assessment process technical sessions organized by MVEIRB for various regulators and community representatives. Subsequently, Avalon completed and submitted all additional work and undertakings requested by MVEIRB and other regulators for clarification purposes at the technical sessions. Avalon then entered and completed the Second Round Information Requests stage. The environmental assessment process ended with public hearings held on February 18 – 20, 2013 in Yellowknife, NWT and February 22, 2013 in Fort Resolution, NWT. The final Report of Environmental Assessment (the “Report of EA”) was released by MVEIRB on July 26, 2013, recommending approval by the responsible Ministers. This approval was received on November 4, 2013. Applications for the necessary construction and operating permits and licences were submitted in December 2013, and were subsequently amended into a two phase permitting process of 1) low impact site preparation activities and; 2) the full construction and operations permits. A Class A Land Use Permit and Class B Water Licence were approved on April 24, 2014 and May 22, 2014 respectively for identified low impact activities including site preparation, early camp erection, portal development and associated infrastructure such as roads, power and water treatment expected to take up to a full year, pending financing. Avalon submitted a $50,000 security payment for the first phase of this activity and completed the site clearing phase of the project. The additional phases may proceed with the filing of additional site security. The permitting process for the full construction and operating permits continued to advance, including public Technical Review Sessions held in Yellowknife July 22-24, 2014. Responses to intervener comments were initiated in 2014; however since these technical review sessions the work on these permits has since been progressing intermittently to conserve resources. Approximately 4-6 months would be required to finalize these permits, once the Company commences the final application process. This would not in any way limit the first year of pre-construction activity as approved under the existing permits, qualified by the filing of identified financial assurance.

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

            Work on advancing plans to implement the measures identified above has been well advanced, including engagement with the Company’s Aboriginal partners and regulators. As part of its philosophy of open and transparent communications, engagement with Aboriginal partners on the environmental management plans required as part of the permitting process was initiated prior to submission to the regulators, helping to both improve the quality of the plans and facilitate the permitting process. Following the technical review sessions with regulators and the communities of interest, the Company has submitted proposed and updated water quality monitoring programs, wildlife and wildlife habitat protection plans and a wildlife effects monitoring program for which discussions are ongoing. The socioeconomic agreement has been put on hold pending finalizing of the project designs. Updates to plans were submitted in late 2014 in response to intervener comments and annual reports are submitted to the government as per the water license requirement.

            A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

            Avalon has received a letter from Transport Canada that confirmed that the water bodies located within the tailings management facility (“TMF”) are not considered navigable and do not require any additional authorizations from Transport Canada. A section 35(2) fisheries authorization or letters of advice from the Department of Fisheries and Oceans (“DFO”) under the Fisheries Act (Canada) may be required, though the ponds within the TMF are not considered as fisheries habitat (do not contain fish). In addition, a response from DFO to the MVEIRB stated that “DFO has not identified any activities or components of the project that require an authorization or permit under the Fisheries Act”.

             Past exploration activity on the Thor Lake property included underground bulk sampling, drilling and trenching on a separate rare metals resource called the North T deposit. Stockpiles of waste rock from underground development have been progressively reclaimed by Avalon without obligation. Three old construction camp trailers have been sent to Yellowknife for disposal while three remaining trailers have been refurbished for future use by Avalon, and a building is being used to store equipment. There is little surface disturbance from historical exploration activities apart from miscellaneous buildings, a 60,000 gallon capacity fuel tank farm (empty), a tent camp and a core storage area left on the Thor Lake property. There are no significant environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm was consumed during the 2007 and 2008 exploration programs. The Company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. During 2014, a fire break was constructed around the property and a fire sprinkler system installed on the core storage area as a precaution against forest fires concerns during the year. In 2017, a site maintenance and cleanup campaign was completed at the exploration camp and commentary was submitted to the Government of the NWT related to proposed regulatory initiatives and the draft caribou management plan.

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

            The Thor Lake site has no road access from Yellowknife, although there is a historical 5 kilometre road from the Thor Lake site to the shore of Great Slave Lake. This road is presently used to haul supplies shipped by barge or trucked on an ice road to the Thor Lake site. At the present time, year round access is primarily achieved by aircraft. The use of winter ice roads on Great Slave Lake is also feasible, but is not included as an integral part of the FS. A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed. Electrical power at the site will be initially provided by a diesel power generating station, supplemented if possible by renewable energy sources including solar power. The diesel plant design is based upon having spare capacity at any given time. Opportunities for the construction of a road to site will continue to be monitored due to the potential financial and safety benefits, though this would be the subject of an additional environmental assessment process.

            The proposed location of the hydrometallurgical plant contemplated in the FS is at Pine Point, NWT, which is a brownfield site formerly used as a lead/zinc mining operation located 90 kilometres east of Hay River in the NWT. This proposed site is accessible by all-weather roads and highways. A temporary barge dock and yard at the shore of Great Slave Lake would be developed for the movement of concentrate and supplies. Offices, shops, yards, and access roads to the tailings management facility and the temporary barge dock on Great Slave Lake would need to be developed. Clean (low GHG) electrical power would be obtained from the southern NWT power grid, from the Taltson Dam hydroelectric facility. The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

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
  Energy options and other potential cost reductions associated with road access.

            These opportunities are under consideration and will continue to be investigated as the Nechalacho Project proceeds.

(B)        Current Work and Future Plans

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

            In fiscal 2016 Avalon conducted metallurgical testwork investigations related to the potential recovery of zirconium and production of marketable quality zirconium basic sulphate (“ZBS”) and zirconium oxychloride (“ZOC”) products.

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

            Markets Update

            The Company continues to monitor developments in the global rare earths market. Illegal production in China is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. This has lowered the pressure on non-Chinese consumers to seek outside China sources of supply and has led, in part, to the Chapter 11 filing of Molycorp Inc., one of the two major producers of rare earths outside China. In 2016 very few consumers of rare earths were concerned about the availability of rare earths. Low pricing levels and product availability has reduced the interest of consumers in investing in rare earth projects outside China. However, since the start of 2017 prices for certain REE (Nd, Pr, Dy) have begun to increase due to increased demand for magnets for motors of hybrid and electric vehicles. Future price trends for rare earths still depend on decisions made in China. China remains the dominant producer at approximately 90% of supply. Prices could continue to increase as demand increases and if China continues to restrict output from illegal producers and continues to restrict output from producers who do not follow environmental regulations. Prices could be maintained or even fall as demand increases if China decides to release stockpiles of rare earths it has apparently accumulated during the last few years or if it instructs government approved producers to increase supply.

            2017 Work Program

            During fiscal 2017 a brief site visit was conducted to do the camp maintenance work and do some sampling on known lithium occurrences on the northern part of the property. There are three mineralized zones on the property immediately north of Thor Lake with geology similar to classic pegmatite deposits, referred to historically as the R-, S- and T-Zones. It was known that these zones contain lithium-bearing minerals but no systematic mapping and sampling had previously been conducted. The work in this short program concentrated on the S Zone, which is exposed in outcrop and old trenches. Continuous chip samples were collected in the trenches and thirteen selected samples sent for analysis as an initial test for lithium enrichment. The remaining samples will be analyzed in the next phase of analytical work. The thirteen initial samples were submitted to a lab in Yellowknife for preparation and analysis yielding encouraging results. The average Li2O content of all thirteen samples was 1.0% Li2O with two samples containing over 2% Li2O. Understanding of the overall distribution of lithium in the S Zone will improve with further analytical work and mineralogical studies.

Separation Rapids Lithium Project

(A)        Summary of Technical Report

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

            2. Project Description, Location and Access

            The Separation Rapids property is located in northwestern Ontario, 55 km due north of Kenora and about 70 km by road. It is centred on latitude 50 15’ 30” N, longitude 94 35’ W (UTM coordinates: 388441E 5568996N in Zone 15, NAD83). In the Technical Report, the property consists of eight mineral claims and one Mining Lease. The claims comprised 90 claim units, totalling 1,440 ha (3,558 acres). The Mining Lease encompasses the mineralized zone and is referred to as Lease or Licence Number 108395 (Paterson Lake CLM469). The lease covers an area of 421.441 ha over the area of the Separation Rapids Lithium Deposit (“SRLD”) and adjacent lands. Subsequent to the Technical Report Avalon acquired an additional seven claims bringing the property to fifteen mineral claims comprising 153 claim units totalling 2,448 hectares. With the Mining Lease the total area is now 2,869 hectares.

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

            Properties immediately adjacent to the property were held by Avalon, Pacific Iron Ore Corporation, GoldON Resources Ltd. and Gossan Resources Ltd. Subsequent to the completion of the Technical Report Avalon has acquired the claims owned by GoldON.

            3.History

            Rare-element mineralization in the area was first encountered along the English River near Separation Rapids in 1932. The petalite-bearing SRLD and an associated group of rare-metal pegmatites, were discovered by Dr. Fred Breaks of the Ontario Geological Survey (OGS) as a result of a detailed study of rare-metal pegmatites in the region between 1994 and 1996.

            4.Geological Setting, Mineralization and Deposit Types

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

            As described in the Technical Report, petalite, potassium feldspar and sodium feldspar are the major rock-forming and primary minerals in the Separation Rapids Pegmatite (SRP), with subordinate amounts of other minerals including spodumene, lithian muscovite, lepidolite, and quartz. The petalite-bearing Unit 6 is the principal unit of interest within the Separation Rapids Pegmatite (SRP). Geological mapping and assays for surface and drill core samples show that mineralogy and lithium oxide (Li2O) grades of the mineralization in the SRP are relatively homogeneous and that the petalite is close to the theoretical (stoichiometric) chemical composition, as well as being very pure, with marked absence of deleterious elements such as iron. Subsequent to the completion of the Technical Report Avalon has completed further work on the mineralogy and resources and also drilling as reported in Section (B)(c) below due to recognition of the abundance and importance of lepidolite increased since the completion of the report.

            5.Exploration

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

            6.Drilling

            Avalon undertook a number of drilling campaigns between 1997 and 2001. In the Technical Report the total number of drill holes is 72 for a cumulative total of 10,708 m, as summarized in table 6.1. Three of these holes were drilled between 26 April and 4 May, 2001 for the purposes of a geomechanical investigation of the rock mass at the proposed open pit mine and to develop suitable pit slope design parameters. The potential for water inflow into the open pit was also evaluated.

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

            It was concluded that the lithium standard was a suitable standard for QA/QC of Separation Rapids drill core samples. The certified value for the standard SR2016 is 1.48%Li2O with a standard deviation of 0.03% Li2O for future analyses of Separation Rapids samples.

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

            Avalon utilized a German company that specializes in the processing of high purity industrial and strategic minerals to develop a process for recovering the petalite and achieving target product grade of >4% LiO2. This contractor also investigated the recovery of a low impurity feldspar by-product and tested this product to determine its suitability in a number of industrial applications.

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

Table 8.1
List of Mineral Processing Testwork Reports

Date	Title	Remarks
June 2014	Processing of Petalite Ore from Separation Rapids	Petalite and feldspar flotation testwork on coarse grained mineralized material.
August 2014	Physical Processing of Fine Grained Ore from Separation Rapids	As above but using fine grained mineralized material.
September 2014	Processing of Petalite Ceramic Application Tests	Sample of petalite was tested to determine key physical/chemical characteristics for ceramic applications.
September 2014	Sample Production of Petalite and Feldspar Concentrate	20 kg of both materials were produced for providing samples to potential clients.
November 2014	Flowsheet and Core Machinery	Base flotation flowsheet and preliminary equipment recommendations.
December 2014	Locked Cycle Petalite Flotation Tests on Fine Grained Ore (FGO)	Bench scale determination of petalite flotation recovery with locked cycle tests.
June 2015	Pretests Pilot Scale Sample Production of Petalite and Feldspar Concentrates	To determine optimum conditions for magnetic separation and product filtration.
July 2015	Analysis of Nb/Ta in Magnetic Fraction of Separation Rapids Ore	Determination of nature of Nb and Ta in magnetics discard stream.
December 2015	Testing and characterization of a feldspar filler	Sample of feldspar was tested to determine key physical/chemical characteristics for flier applications.
May 2016	Pilot Scale Sample Production of 1t Petalite Concentrate	Bulk sample processed to produce a 1 t sample of petalite.
June 2016	Evaluation of HPQ Potential of Flotation Tailings from the Big Whopper Pegmatite	Testwork investigations to determine if tailings from pilot plant could be used to

Date	Title	Remarks
produce a high purity quartz (HPQ) product.
May 2016	Testing of Feldspar sample as potential paint filler	Note confirming tests indicating Avalon feldspar matches existing paint fillers.
2015/2016	Various flotation tests analyses	Excel spreadsheets with test results plus various small petalite sample production tests.
October 2016	Sample Production – Feldspar Filler	Feldspar concentrate with lower silica content produced by introducing a number of cleaner flotation stages. This was then milled to a d50 of 6 µm and determined to have a SWERF value of 0.6%.

Table 8.2
List of Recent Hydrometallurgical Testwork Reports

Date	Title	Remarks
May 2015	Preliminary Li leaching, purification and Li carbonate and hydroxide preparation from petalite concentrate	Testwork to determine if battery specification carbonate and hydroxide can be produced from petalite.
December 2015	Li Carbonate Production from Petalite Concentrate	Bench optimization of process to produce battery specification lithium carbonate.
December 2015	Process Alternatives- High Level Operating Cost Assessment	Compared various lithium hydroxide production processes to identify most cost efficient.
September/October 2016	Hydrometallurgical Bench Scale Test Program/Process Simulation and Economic Model	Bench scale assessment of most favourable conditions for main stream unit operations including electrodialysis and development of process design criteria.

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

            Lithium Mineral Resource Estimate

            The Technical Report project database contains 69 drill holes for 10,171 m with 2,790 assay results. The data were used to create a 3D model of the host lithology which was used to constrain the interpolation of assays. The project database is maintained in Maxwell DataShed™ software and the resource estimation utilized MineSight 3D.

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

            A production schedule has been produced in MineSched™ software. The production schedule is based on mining 700,000 t/y of high grade and 250,000 t/y of low grade material. The life of the mine is expected to be 10 years with approximately 7.0 Mt of high grade ore at 1.41% Li2O and 2.4 Mt of low grade ore at 0.66% Li2O mined over the length of the project.

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

  Mine.

  Concentrator.

  Trans-shipment facility.

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

            Hydrogen fluoride is required in the flotation process. A facility will be constructed to receive 49% aqueous hydrogen fluoride by truck and store it as required to meet the process plant requirements.

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

            The project is small in scale without many of the risks frequently found at other mines such as acid mine drainage. Based on the 2007 baseline work, all tailings, mine rock, aggregate and concentrate materials are expected to be inert and air and water quantities utilized and discharged are relatively small and can be managed to acceptable standards with conventional technologies. Meetings, including a multi-Ministry meeting, have already been held with all key regulators to develop positive relationships early and to review the proposed project. Similarly, positive relationships have already been developed with Indigenous Peoples as well as political and community representatives.

            Given the relatively small size and low environmental risk, no permitting delays are anticipated and all permits should be acquired in a timely manner that will not negatively impact the project schedule. Based on discussions with the Canadian Environmental Assessment Agency in 2017, once sufficient information is provided to validate that the Canadian Environmental Protection Act 2012 (CEAA) production triggers are not exceeded, the CEAA will not apply to the project. This means that primarily Provincial permitting will be required which will be beneficial to the permitting time line.

            Environmental Baseline

            For the mine and concentrator site, an environmental baseline study program has been conducted, investigating regional and site specific aspects, such as water quality, hydrology, vegetation, wildlife, fisheries, archaeology, and socioeconomics. The ecology of the project area was investigated with field visits carried out in all four seasons during 1998 and 1999. The majority of these data remain valid, and additional 2017 spring and fall baseline studies have been completed to validate this work. Some additional work has been completed related to more recent regulatory changes. A draft Project Description was produced in 2017 and utilized in consultation on the environmental programs with regulators and indigenous organizations. Engagement will be ongoing with respect to this process.

            Given that the proposed site for the metallurgical facility to be located in Kenora is located at an existing industrially-zoned and previously operated site, an environmental baseline study for the metallurgical site is not required. An environmental risk study will be completed on the proposed site to ensure Avalon is not inheriting liabilities from previous site use.

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

            The TCMA will consist of valley impoundment type facilities located approximately 1.5 km southwest of the open pit. No fish or fish habitat will be impacted.

            Tailings will be filtered in the concentrator and the hydrometallurgical plant and trucked to the TCMA as solids. The hydrometallurgical tailings will be stored with the combined tailings in the central cell of the TCMA. There will be no long term storage of tailings at the hydrometallurgical plant. The small amount of runoff water resulting from precipitation on the TCMA will be recycled back to the plant for process use, making this a zero discharge facility.

            Mine Rock Aggregate and Mineralized Material Management

            Given the inert nature of the waste material from the open pit and the scarcity of aggregate in the area, all mine rock is considered as a potentially usable aggregate product. Approximately 52 Mt of coarse mine rock aggregate and 1.3 Mt of crushed and optically sorted rejects (fine aggregate) will be generated during the life of the project. The aggregate materials will consist primarily of amphibolite and pegmatitic granite rock, with a lesser amount of feldspathic material. At this stage, these materials will be managed together. The coarse mine rock aggregate will be placed in two storage areas to the west of the open pit while the fine aggregate will be stored near the concentrator for easy access for road maintenance, storage facility construction and pit road construction. Any particulate in runoff water will be settled out in small ponds adjacent to these facilities and the water will be returned to the original drainage basins.

            The mine rock aggregate materials have been characterized as non-acid generating. No fish or fish habitat will be impacted. A minimum 75 meter forested buffer will be maintained along all fish habitat to minimize potential for impacts and to allow transportation corridors for wildlife, as per consultation with aboriginal communities and regulators.

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

            A simple water balance for the Separation Rapids site was prepared to provide estimates of the volumes of runoff reporting to each pond/basin on the site. This model will be utilized to develop more detailed water management strategies and ensure a zero discharge from the TCMA during operations.

            Closure and Rehabilitation

            Following the cessation of mining, the open pit would be allowed to flood. Flooding would occur naturally through inflows of groundwater and surface water runoff.

            The TCMA will be closed and rehabilitated in a safe and secure manner in full accordance with government regulations and good engineering practices. Following closure, the TCMA will be a reclaimed landform that sheds runoff. Discussions regarding opportunities for beneficial use of the pit and TCMA are ongoing with the Indigenous stakeholders.

            Progressive rehabilitation of benches of the coarse rock aggregate storage areas is planned to minimize the potential for aesthetic visual concerns during operations, particularly on the river view sides. Full progressive rehabilitation of the first rock dump will be completed utilizing material stripped for the construction of the second rock dump to minimize reclamation costs, visual impacts, replace habitat and reduce financial assurance liabilities.

            All sediment basins associated with the TCMA and the mine rock aggregate stockpiles will be breached and revegetated as necessary for closure unless alternate beneficial reuses are identified during engagement activities and permitting.

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

            The program should include:

•	Detailed mineralogical mapping.
•	Geotechnical logging of the drill holes for open pit design considerations.
•	Analysis of representative waste rock for environmental considerations.

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

            Further optimization testwork is recommended in the following areas:

            Concentrator:

•	Confirm efficiency and performance of ore sorting when processing low grade material from the pit extremities and the “low grade material” introduced into resources by the mining schedule.
•	Optimization and re-piloting of the flotation circuit to improve recoveries and reduce reagent consumptions and costs.
•	Investigation of alternatives for further pre-concentration ahead of flotation, such as gravity-based processes.
•	Investigation into the recovery of lithium micas (including lepidolite) and other potential products from the magnetics material and lepidolite-rich sub-zones in the deposit.
•	Determination of what the final lithium product mix should be based on product pricing (determined through ongoing market development work), future market demand and production costs.
•	Further work on the recovery of a high purity quartz product from coarse-grained mineralization.

            Hydrometallurgical Plant:

            There are a number of opportunities to optimize the hydrometallurgical plant process efficiencies and costs. These include:

•	Evaluation of fluidized bed roasting as an alternative to the decrepitation kiln.
•	Optimization of membrane selection for the electrodialysis cells.
•	Piloting of circuit to confirm influence of recycle streams of overall flowsheet and efficiencies.
•	Optimization of heat balance and recovery.
•	Detailed analysis of the leached solids in order to determine whether this material is of economic value.
•	Consideration for optionality in the process flowsheet to produce either a carbonate, hydroxide or
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

            Proposed Work Program in the PEA

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

(B) Current Work and Future Plans

       (a) Spring 2017 Drilling Program

            The Spring 2017 drilling program was completed during the quarter ended May 31, 2017. Five holes (SR17-70 to 74) totaling 1,473 metres were drilled. Two holes were drilled on each of the west and east extensions of the main deposit, extending the resource and mapping the extent of the distinct lepidolite and lithium mica rich sub-zones. These holes also contributed to developing a new resource block model to identify target areas for future resource expansion. The fifth hole (SR17-70) was drilled on an untested target located approximately 1km west of the main deposit, but was not completed due to difficult ground conditions. This hole and a second planned hole on the West Pegmatite will be completed in a future program, when access conditions improve. The summer geological mapping program outlined six new pegmatite targets based on either lithogeochemical or biogeochemical (vegetation) sampling. The westernmost occurrence, known as the Glitter pegmatite, has never been drill-tested and yielded 1.18% Li2O over 14.8 metres in a continuous chip sample of petalite mineralization collected this summer, confirming results obtained by previous operators.

            All drill hole data is being brought into Avalon‘s database and recent work on the resource block model following the spring drilling program has focused on generating a detailed mineralogical model of the deposit. The new drill hole data also contributed to a better understanding of resource geometry for mine planning purposes, in particular the spatial distribution of the lepidolite rich sub-zone that comprises at least 20% of the known resource. The block model created will help guide future drilling designed to expand the resource to depth. A revised mineral estimate was also generated (presented below) that was not materially different from the 2016 resource estimate based on the historical drilling data except for differentiating resources contained in the two main lithium mineralogical sub-zones.

       (b) Metallurgical Process Testwork

            Mapping mineralogical zonation in the deposit is integral to designing an appropriate flowsheet for the planned Phase 1 production facility in order to maximize recoveries of lepidolite and petalite which will need to be concentrated separately. Initial testwork has shown that lepidolite can be recovered as the first step in a sequential flotation process prior to flotation of petalite. Concentrates of lepidolite are attracting increasing interest as a feedstock for production of lithium carbonate due to innovative low cost process technology such as the L-Max® process of Lepidico Ltd. Avalon signed a letter of intent with Lepidico under which it is contemplated that Avalon would sell a minimum of 15,000 tonnes per annum of lepidolite concentrate produced from its Phase 1 plant to Lepidico for processing at Lepidico’s planned Phase 1 commercial lithium carbonate production facility. Lepidico now contemplates building this facility in Ontario.

            Avalon is proceeding with further testwork to optimize the flowsheet designed for recovery of a concentrate of lepidolite. Previous testwork has already demonstrated that a lepidolite flotation concentrate assaying 4.5% lithium oxide (Li2O) can be readily recovered from Separation Rapids ore. Additional testwork on the lepidolite flowsheet initiated in November is designed to confirm or improve upon the 90% recovery previously achieved, as well as to increase the Li2O content of the concentrate. This work will include additional work on the petalite concentrate flowsheet through further locked-cycle tests that will generate additional petalite concentrate for product marketing purposes and hydrometallurgical process optimization.

            The current flotation flowsheet for petalite includes a magnetic separation stage to remove iron-bearing minerals which would otherwise report to the petalite concentrate. Since the main iron-bearing minerals in the ore are micas that also contain significant lithium, the magnetic material is effectively another lithium concentrate. Additional testwork is planned to upgrade this concentrate and create another potential economic feed for the production of lithium battery materials from the Separation Rapids resource.

            In a separate flotation test program, Avalon is designing a process to produce a high grade petalite concentrate (4.5% Li2O) with greatly reduced levels of sodium and potassium to meet a potential customer’s requirements for a specialized, high purity product. Initial results have already achieved acceptable levels of 0.11% sodium oxide (Na2O) and 0.22% potassium oxide (K2O) with the expectation that additional testwork could further reduce these levels. This high purity petalite concentrate will be a premium quality material for certain specialty glass applications.

            Avalon’s Phase 1 plant would also include a hydrometallurgical process circuit to produce lithium hydroxide from petalite using the innovative new process flowsheet developed by the Company in 2016. The Company recently filed an application for patent protection of this new petalite hydrometallurgical process flowsheet. Lithium hydroxide produced from the Separation Rapids petalite concentrate material was sent to the National Research Council (“NRC”) who confirmed that it represents a suitable precursor for lithium ion battery cathode materials. NRC determined that the material compared well with another commercially available lithium battery material.

            Hydrometallurgical process optimization work continued during the quarter with a focus on the potential use of fluidized bed roasting for pre-treating the petalite. In a new program initiated in November, Avalon engaged the services of an international specialist consultant in the field of membrane technology to conduct a series of trials in their laboratory utilizing potential membrane alternatives. The work will focus initially on simplifying the current three-stage impurity removal processes, as well as generating a more concentrated intermediate lithium sulphate stream ahead of conversion to lithium hydroxide. The introduction of specially tailored membranes into the petalite hydrometallurgical flowsheet has the potential to significantly reduce plant operating and capital costs, as well as greatly lowering energy requirements and the overall environmental footprint of the operation

       (c) Mineral Resources

            The Mineral Resources estimate for Separation Rapids was updated in the Q1 2018. The main objectives of this work were to distinguish the lepidolite rich portion of the deposit from that where lithium is hosted largely in petalite and incorporate the data from results of the 2017 drill program into an updated resource block model. With the additional drilling completed in 2017 the new resource model is based on 74 drill holes totalling 11,641 metres.

            The new estimate has total Measured and Indicated Resources of 8.12 million tonnes at a grade of 1.37% Li2O at a 0.6% Li2O cutoff grade. In addition, the Deposit includes an estimated Inferred Resource of 1.20 million tonnes at 1.33% Li2O. Within this total resource, the estimated resource for the lepidolite rich Measured and Indicated portion of the deposit is 1.85 million tonnes at 1.38% Li2O. This represents 23% of the total tonnage of Measured and Indicated Resources at virtually the same Li2O grade as the petalite rich portion of the deposit. Although there is no material change in the overall tonnage of the resource, the drilling enabled improved delineation of the deposit, it now includes a grade and tonnage estimate for the lepidolite + petalite pegmatite and the more detailed geological modeling resulted in an overall grade increase. The estimate of the feldspar content of these resources has not changed and remains, as reported in the previous resource estimate, at 39% feldspar.

            The Deposit is hosted within a large, highly-evolved pegmatite body of the rare petalite sub-type, similar to the “Tanco” pegmatite: a rare metals producer located 60 km to the west at Bernic Lake, Manitoba. The Separation Rapids pegmatite forms a vertically-dipping body varying in thickness up to 70 metres and is traceable for approximately 1.5 km along strike. Unlike the Tanco pegmatite, it is highly deformed and was essentially flattened and stretched into its present sub-vertical orientation. The Deposit exhibits typical mineralogical zoning characteristics seen in other highly evolved rare metal pegmatites like Tanco, such as well-developed wall zones and a petalite-rich intermediate zone. Exploration potential exists to discover additional mineralogical sub-zones typical for such pegmatites enriched in other rare metals, notably tantalum and cesium. The Deposit has been partially delineated by exploration drilling over 500 metres of strike length to a depth of 260 metres, and is open for expansion.

            The petalite rich pegmatite occurs in one main body which contains the largest part of the resource and 11 smaller pegmatite bodies. The lepidolite rich pegmatite occurs in two larger dikes to the northwest and northeast of the petalite pegmatite and 14 smaller dikes. These zones are open to depth and along strike.

            The primary lithium bearing minerals in the deposit are petalite and lepidolite with minor spodumene. The feldspars include both albite and potassium feldspar. The other major rock-forming minerals are quartz and muscovite (also lithium-bearing). Accessory minerals include columbite-tantalite, cassiterite, apatite and topaz. Results from 74 historic diamond drill holes totalling 11,644 metres were used to create a 3-D model of the host pegmatite.

            The model includes lithium resources with an average grade of below 1% Li2O. The lower grade lithium mineralization consists of a swarm of narrow lithium-bearing pegmatite dykes intruded into meta-volcanic rocks, where tests indicate the lithium resource can be pre-concentrated using optical sorting technology.

            The previous 2016 resource block model has had an open pit mine design applied to it using Whittle Pit optimization resulting in 9.34 million tonnes of mineralized material at an average grade of 1.22% Li2O within the pit. The pit has a strip ratio of 1:5.6, resulting in 52 million tonnes of waste rock for stockpiling for use as aggregate. For the purpose of the PEA, the mine depth was limited to 260 metres. This open pit design includes inferred resources that are too speculative geologically and thus cannot be relied upon for economic considerations. The new resource estimate has not as yet had an open pit mine plan applied to it.

            The mine design has not been optimized and the appropriate timing to transition the operation to underground mining has yet to be determined. Further drilling is designed to identify additional resources at depth (as well as along strike) which would create the opportunity to include an underground mining operation in the development model.

Separation Rapids, Mineral Resource Estimate at 0.6% Li2O Cut-off Grade
As at November 15, 2017

Class	Petalite Zone			Lepidolite-Petalite Zone			Total
	Tonnes	Li2O	Rb2O	Tonnes	Li2O	Rb2O	Tonnes	Li2O	Rb2O
	(Mt)	(%)	(%)	(Mt)	(%)	(%)	(Mt)	(%)	(%)
Measured	2.86	1.39	0.313	1.18	1.38	0.467	4.04	1.39	0.358
Indicated	3.42	1.36	0.338	0.67	1.40	0.484	4.09	1.37	0.362
Measured plus Indicated	6.28	1.37	0.327	1.85	1.38	0.473	8.12	1.37	0.360
Inferred	0.94	1.30	0.321	0.26	1.42	0.505	1.20	1.33	0.361

Footnotes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (ON)
3.	The resource estimate is based on 74 drill holes totalling 11,644 metres drilled between 1997 and 2017 by Avalon.
4.	Drill data was organised in Maxwell DataShed and for estimation purposes was transferred to the Geovia GEMS 6.8 software, wherein the block model was developed.
5.	The geological units were modeled as outlined by drill core logs.
6.	Resources were estimated by interpolating composites within a block model of 10 x 10 x 3 metre blocks.
7.	Grade interpolation used the Ordinary Kriging method combined with variograms and search ellipses modeled for each rock unit.
8.

Measured material was defined as blocks using composites from ≥ 4 drill holes and a distance ≤ 25 m to the nearest composite and additional blocks with excellent geological and grade continuity, while indicated material includes blocks using ≥ 3 drill holes and a distance ≤ 35 m to the nearest composite and blocks with geological and grade continuity, and inferred material was defined as blocks with composites from ≥ 2 drill holes and interpolated geological continuity up to 40 m below diamond drill holes.

9.	Two metre composites were used and no capping was necessary.
10.	The mean density of 2.65 t/m3 was used for unit 6ABC and 2.62 t/m3 for unit 6D.
11.	The cut-off grade reported in this resource estimate, 0.6% Li2O, is consistent with the previously published resource estimate by Avalon (Preliminary Economic Assessment, 2016).
12.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other issues.
13.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.

       (d) Lithium Markets

            The demand for lithium chemicals, such as lithium carbonate and lithium hydroxide, has been growing rapidly in recent years, driven predominantly by lithium ion rechargeable battery technology now in high demand for electric vehicles and other energy storage applications. Current projections indicate continued growth in lithium demand from the battery sector for the foreseeable future. Because lithium is marketed in different forms, (including lithium minerals used in glass and ceramics) aggregate lithium demand and supply is usually expressed in terms of lithium carbonate equivalent (“LCE”).

            In 2017, several countries announced new policies to ban the sale of internal combustion engine (ICE) vehicles in the future including Norway by 2025, India by 2030 and France and the UK by 2040. China announced that it would also ban the sale of ICE vehicles in the future without a target date, but further announced minimum EV sales quotas beginning in 2019 at 10% of total vehicle sales. Since some 26 million cars were sold in China in 2016, 10% of sales in 2019 is expected to amount to at least 2.6 million vehicles, an ambitious target

            So far during 2017 several auto makers have made announcements revealing significant increases in hybrid (HEV) and electric vehicle (EV) production targets. BMW, Ford, GM, Honda, Mercedes, Volvo, Jaguar, Mazda and Volkswagen have each made significant announcements. Volkswagen stated it would offer 80 electric models by 2025 and 300 models by 2030. A market observer estimated that VW would require more than 50% of the lithium produced worldwide in 2015 to produce the electric vehicles it expects to sell by 2030.

            It is clear that new lithium supply sources will be needed to meet the growing demand for batteries for electric vehicles. The Separation Rapids Lithium Project will be well-situated to serve new battery production facilities contemplated in North America. Just one well-known example, the lithium battery Gigafactory of Tesla Motors Inc. in Nevada which began production in early 2017, is expected to consume up to 25,000 tonnes per year of lithium hydroxide after it has reached full production.

            For the purposes of its 2016 PEA, Avalon used a price assumption of US$11,000 per tonne FOB plant for lithium hydroxide consistent with price forecasts developed in mid 2016 by Roskill Information Services. Prices as reported by other services such as Benchmark Minerals Intelligence have continued to escalate since that time due to rapidly growing demand from battery makers. Current prices estimates by Benchmark Mineral Intelligence are US$17,500/t for lithium carbonate in September 2017. (Lithium hydroxide typically carries a premium of US$2,000/t over lithium carbonate to reflect the added processing cost of converting carbonate to hydroxide)

            Lithium chemicals are getting most of the attention in the market and the media due to the increased demand projected for lithium ion batteries in electric vehicles. The markets for glass and ceramics (which commonly use lithium in the mineral form) will also continue to be a growth market for lithium albeit not at the rate anticipated for lithium battery applications. Many existing and new glass formulations for automotive, cell phones, and video displays that require high strength, contain lithium and this will remain an important market in years to come.

            Numerous expressions of interest have been received from potential customers for the Company’s lithium products and discussions on off-take commitments are ongoing. Once off-take commitments are secured that define the priority lithium product lines, the Company can finalize the design and engineering of the Phase 1 plant. With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company is well-positioned to bring a new supply to the market to serve priority customers, once project financing is in place.

       (e) Environmental Assessment and Community Engagement Update

            Avalon is committed to developing the Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports. These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, creating benefits for local communities and providing full transparency in its social and environmental performance. The Company and the Project are well known in the local community.

            The Company completed site water, sediment, fish, invertebrate and endangered species studies in June and October that successfully advanced the validation of the 1999 environmental baseline study. Sites for infrastructure, including the tailing management facility, have been identified that do not impact fish or other wildlife habitat. Leachate work has been initiated on the site rock and tailings to confirm that these have a low risk of generating acid rock drainage. The original baseline environmental study prepared in 1999 and updated in 2007, required the spring and fall 2017 data collection to further update this study and align it with recent regulatory changes. A Draft Project Description and Environmental Impact Assessment was subsequently produced.

            Permitting was advanced through a multi-ministry meeting to review the completed Draft Project Description, discuss the provincial permitting process and to obtain regulator input into the project planning and confirm the proposed environmental work program. Separate discussions were held with federal regulators which also included the probable exemption of the project from the Canadian Environmental Assessment Act (“CEAA”) due to the low environmental impact of the project and the fact that the project does not exceed any of the regulated triggers under the Act. No fish or fish habitat will be impacted by the project, eliminating the need for associated permits under the Federal Fisheries Act.

            Initial studies suggest that aggregate stockpiles, tailing and concentrate storage areas will not contribute effluents of environmental concern. Additional environmental assessment of the waste rock and tailing materials, based on recent drilling and metallurgical work, was initiated in an effort to validate the earlier work. Dry stacking of tailing and concentrates will minimize long term storage risk, water use and optimize effluent quantity. A final project description may not be required if the Project is exempted from the CEAA process. The data will be required to support the provincial permit applications only. This has the advantage of shortening the permitting time line significantly.

            The Project is located in the traditional land use area of the Wabaseemoong Independent Nations (“WIN”) for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the Project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on Project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on Project business opportunities. The Company has also initiated dialogue with the Métis Nation of Ontario who holds Aboriginal rights in the area. Following the completion of the Draft Project Description, positive project review meetings were held with the Wabaseemoong Chief and Council and with the Metis Nation of Ontario at a Valued Components Workshop in order to review the project and obtain guidance and comments on environmental aspects of the project.

            Overall, the Company does not anticipate any delays in securing the necessary permits and approvals to proceed with the Phase 1 production facility.

       (f) Future Work

            The Company is primarily focused on the next steps required to move forward with the Phase 1 demonstration scale production facility. Several models for this plant are under consideration involving different throughput rates and variations of the flowsheet depending on the product mix to be recovered. The nature of the resource, with two main lithium minerals, offers considerable flexibility in lithium products. Some consumers are interested in mineral concentrate (either petalite or lepidolite) and some are more interested in the lithium derivative products, either carbonate or hydroxide. The Company continues to talk to potential strategic partners interested in securing lithium supplies. The product mix, final flowsheet and production capacity will be determined in collaboration with our partner(s).

            Near term priorities are all related to flowsheet optimization laboratory work and production of small product samples for customer evaluation. Following completion of the current testwork program, the Company will be in a position to proceed with another bulk sample trial in order to generate the information necessary to complete the final flowsheet design and engineering for the Phase 1 Plant. When this work is completed, financing is secured and any necessary operating permits are in place the Company will be in a position to proceed with Phase 1 plant construction possibly as early as 2018.

            The present concept is to build this facility at a scale that would facilitate on-going profitable small-scale production. A throughput rate of in the order of 100,000 tonnes per annum of ore is envisioned which would require a capital investment in the rate of $30-40 million. A Phase 1 Plant at this scale could potentially be in operation before the end of 2019. Once the lithium products are fully qualified and commitments on off-take received, the Company would then proceed with scale-up of the operation to expand product output. This might be done in two steps before full-scale production is achieved in order to ensure a successful transition without compromising product quality.

            Further drilling is also contemplated in order to increase the total lithium resources in the main Separation Rapids lithium deposit, which is open for expansion to depth below 200 metres with the deepest holes at present indicating similar widths and grades as in the near surface holes. In addition, the lepidolite-rich sub-unit of the main pegmatite is also open for expansion to depth and along strike. This work is considered a second priority since the existing resource is more than adequate to serve the requirements for Phase 1 production start-up and there is a high degree of confidence in the potential for delineating additional economic resources on the property.

            Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Other Properties and Assets

            In addition to the Nechalacho Project and the Separation Rapids Lithium Minerals Project, the Company owns three other rare metals and minerals projects, one of which (the East Kemptville Tin-Indium Project) is currently active. The Company’s other assets which are inactive are the Warren Township Calcium Feldspar Project and the Lilypad Lakes Tantalum-Cesium Project. The Company abandoned its interest in the New Brunswick Tin Exploration Project in fiscal 2017. The Company also owns royalty interests in two development projects which are not in production.

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

            The Company holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders (which was done in 2014 and renewed for 2015 and 2016). Ultimately, with completion of a feasibility study and related environmental assessment work, a form of mining lease is obtainable from the government to secure the requisite surface land rights. Negotiations with the surface rights holders toward securing full tenure to the East Kemptville site are advancing steadily, (including a detailed due diligence review on environmental liabilities).

            The Company first acquired a Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. During the year ended August 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new Special Licence reflecting the entire original mine site. The total area covered by the new Special Licence is 2,880 acres. The new Special Licence designated Special Licence No. 50462, has a term of three years beginning February 2, 2015, is renewable for an additional two one-year periods and includes an obligation to incur $5.25 million in expenditures by January 31, 2018 (of which $3,152,858 had been incurred by August 31, 2017). The Company is unlikely to meet the expenditure requirements of the Special Lease by and the Company will need to negotiate with the government to renew or replace the special licence. Subsequent to the end of fiscal 2017, the Company commenced the process toward converting the Special Licence into a mining lease which it anticipates completing in the first half of 2018.

            A drilling program was completed in the summer and early fall of 2014. It comprised of seven drill holes totaling 984 metres on the Baby Zone. The objective of the drill program was verification of historic drill data by 86 twinning in some cases, of historic drill holes, but applying quality control and quality assurance processes as specified under CIM guidelines for resource estimation.

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

            A 2015 drilling program was completed in November 2015 and had the objective of upgrading inferred mineral resources in the Main and Baby Zones into the indicated and measured categories as well as testing other known tin occurrences in the area. In addition, the drilling program provided further samples for metallurgical testing and assisted in developing geotechnical knowledge of the deposit. Twenty-two drill holes totalling 4,514 metres were completed, on the Main, Baby and Duck Pond Zones with assay results from the Baby Zone holes released on November 3, 2015. Results were in line with expectations and confirm continuity of the mineralized zone to depth. During the Quarter, the surface ore stockpiles were resampled and the historical estimate of average grades was confirmed. During 2016 a series of grab samples were collected from the surface ore stockpiles and the results provided a confirmation of the reported historical estimate of the average grade of the stockpiles as given in the table below. In addition, bulk samples were collected from the stockpile for metallurgical testwork. A drilling program will be required to more systematically sample the stockpiles and map the internal grade distribution in more detail. This information will be included in a future resource update.

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

            During fiscal 2017, project work was focused on preparing an internal study on the economic viability of redeveloping the site at this small-scale by initially focusing on the readily accessible low-grade stockpile material. The Company’s detailed sampling of the surface of the stockpile has provided more confidence in the average grade estimate reported in the historical records. A drilling program will be carried out on the stockpile before production is initiated to map the internal grade distribution in more detail for future process plant scheduling.

            This recent work has confirmed that the small scale development scenario has economic potential at current tin prices. The model contemplates processing of almost 6 million tonnes of surface ore stockpiles at the rate of 100 tonnes per hour (“tph”) for the recovery of a tin concentrate through a small, modular-designed gravity process plant. The model also included the eventual processing of higher grade, near surface ore from both the Main and Baby Zone pits which would extend the operating life in the model to 13 years. Testwork on a simple gravity only circuit has demonstrated that a tin recovery of +/-60% is achievable by such a flowsheet. The initial concentrate produced was 44.6% tin but this was increased to 68% by flotation to remove the contained sulphides; a target of 55% tin has been set for the operating plant. This scenario offers the potential for near term production at a relatively low capital expenditure with positive environmental impact by removing sources of on-site acid mine drainage and by taking advantage of existing tailings management facilities and the open pits. Processing of the stockpiles would contribute to the long term environmental remediation of the site.

            Avalon has begun commercial discussions with several parties interested in new sources of supply of tin concentrate or interested in tin development opportunities. Samples of the tin mineralization from the stockpiles have been sent to one interested party and others are waiting for tin concentrate samples. Given the expected quality of the tin concentrate to be produced, off-take contracts are expected to be achieved once financing for the project is in place, or as a part of a debt financing arrangement.

            Environmental studies examined the nature of the waste material generated from renewed operations, as well as the conditions required for bringing the existing operation into readiness for future production. A closure strategy has now been identified for the small scale development scenario to significantly reduce the existing site environmental liability through innovative management of future waste rock and tailings and through the processing and elimination of sulphide-bearing material presently stored on surface that is contributing to the need for costly ongoing water treatment.

             All future potentially acid generating waste produced will be disposed of sub-aqueously to eliminate oxidation and the need for long term treatment requirements. These are anticipated to significantly reduce or eliminate the need for ongoing site care and maintenance. Additional drilling was completed by the surface rights owner to validate the stability of the coarse tailing pile and eliminate the potential need for future stabilization work during operations. Samples from the drilling will be analysed for tin to evaluate the potential for re-processing the tailings to recover additional tin concentrates. The detailed due diligence review of the historic environmental liability, led by Mark Wiseman, Vice-President, Sustainability, related to the acquisition of the surface rights was completed with no fatal flaws identified.

            Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Person under NI 43-101.

New Brunswick Tin Exploration Project

Mount Douglas Tin-Tungsten Property

     During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. The Company wrote off its investment in the project in fiscal 2017 and returned the claims to the original owner in September 2017.

Mascarene Copper-Nickel-Cobalt Property

            During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, of which half (1%) can be bought back for $1.0 million) in certain mineral claims located in the Mascarene Peninsula, Charlotte County, southern New Brunswick. The property is located near Highway 772 south of Saint George. Access is possible on the property on old logging roads and trails, plus a powerline that intersects the property can be used for access on foot or ATV. During fiscal 2017 the Company terminated the option agreement and returned these claims to the original owners.

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

Item 4A. Unresolved Staff Comments

            None.

Item 5. Operating and Financial Review and Prospects

            (i)        Critical Accounting Policies

            Some of our critical accounting policies are as follows. See Note 3 to the August 31, 2017 consolidated financial statements for a detailed description of our accounting policies.

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

            Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized as exploration and evaluation assets until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortized.

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

            The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the existence of markets and/or long term contracts for the product and the ability to obtain the relevant operating permits.

            All subsequent expenditures to ready the property for production are capitalized within development assets, other than those costs related to the construction of property, plant and equipment.

            Once production has commenced, all costs included in development assets are reclassified to mining properties.

            Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore the property are recorded as an expense in the period in which they are incurred.

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

            (iii)        Critical Judgments

            Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

            Capitalization of Exploration and Evaluation Costs

            Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Exploration and evaluation costs incurred that have been determined to have future economic benefits and can be economically recovered are capitalized. In making this judgment, management assesses various sources of information including, but not limited to, the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

A. Operating Results

            The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended August 31, 2017, 2016 and 2015, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended August 31, 2017 compared with the year ended August 31, 2016

	2017	2016
Revenue
Interest income	$28,211	$35,160

Expenses
Corporate and administrative expenses	2,877,792	3,221,418
Impairment loss on exploration and evaluation assets	178,118	223,938
General exploration	23,677	37,987
Depreciation	35,656	38,282
Share based compensation	183,108	345,435
Foreign exchange loss (gain)	5,137	(9,274)
Financing transaction costs	601,335	10,598
Increase (Decrease) in fair value of warrants denominated in foreign currency	(229,747)	122,561
Increase (Decrease) in fair value of convertible redeemable preferred shares	131,250	-
Increase (Decrease) in fair value of derivative liabilities	(103,326)	-

	3,703,000	3,990,945

Net Loss before Income Taxes	(3,674,789)	(3,955,785)
Deferred Income Tax Recoveries	317,468	416,140

Net Loss and Total Comprehensive Loss for the year	$(3,357,321)	$(3,539,645)

            During the year ended August 31, 2017 (“Fiscal 2017” or the “Year”), the Company’s net loss decreased by $182,324 from a net loss of $3,539,645 for the year ended August 31, 2016 (“Fiscal 2016”) to a net loss of $3,357,321 for Fiscal 2016. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Interest income

            Lower cash balances resulted in interest income decreasing to $28,211 for Fiscal 2017 compared to $35,160 for Fiscal 2016.

Corporate and administrative expenses

            Corporate and Administrative expenses totalled $2,877,792 during Fiscal 2017, a 12% decrease from the amount incurred in Fiscal 2016 ($3,221,418). The main areas of decreased operating expenses for the Year were expenses on public and investor relations, salaries and benefits, insurance expense, filing and transfer fees, and legal and related advisory fees.

            Expenses on public and investor relations for the Year decreased by $126,841 (23%) to $430,136 compared to $556,977 in Fiscal 2016. The decrease was primarily related to the decreased amount of work provided by consultants. Higher consulting fees were incurred in Fiscal 2016 for investor relations activities to build investor awareness about the Company’s shift in focus back to its lithium business and the Company name change which was approved by shareholders in February 2016.

            Salaries and benefits for the Year decreased by approximately 6% to $1,509,865 compared to $1,607,078 in Fiscal 2016. The decrease in salaries and benefits was primarily related to the reduced staffing levels and to the decrease in the provision for accrued vacation days.

            Insurance expenses for the Year decreased by approximately 21% to $130,787 compared to $165,613 for Fiscal 2016. This decrease is related to the reduction to the directors’ and officers’ liability insurance coverage from $30,000,000 to $20,000,000 for the 2016/2017 policy year.

            Filing and transfer fees decreased by 20% to $93,633 during the Year compared to $116,484 for Fiscal 2016. The decrease is primarily related to the decrease in the decrease in annual listing fees paid and the elimination of services provided by a US-based transfer agent after the Company’s move to the OTCQX Best Market from the NYSE MKT in December 2015.

            Legal and related advisory fees decreased by 58% to $18,679 during the Year compared to the $44,635 for fiscal 2016. As part of its continuing effort to reduce costs, more routine matters and filings are now handled in-house.

Impairment loss on exploration and evaluation assets

            As at August 31, 2017, the Company had decided to terminate the option agreement on its Mount Douglas Tin-Tungsten Property, and accordingly the cost incurred to-date of $135,109 has been written off as an impairment loss in the Year. These claims were returned to the original owner in September 2017. The Company also terminated an option agreement in certain mineral claims located south of St. George, New Brunswick and returned these claims to the original owners during the Year, accordingly the cost incurred to-date of $39,929 has been written off as an impairment loss.

            As at August 31, 2016, the Company decided not to renew the mineral claims of its Miramichi Tin Property which were due for renewal in September 2016, accordingly the cost incurred to-date of $218,620 was written off as an impairment loss in Fiscal 2016.

Share based Compensation

            Share based compensation decreased to $183,108 for Fiscal 2017 compared to $345,435 for Fiscal 2016. This decrease is primarily related to the decrease in the estimated fair values of options earned during the Year compared to Fiscal 2016.

Financing transaction costs

            In March 2017, the Company entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period, which expired on July 11, 2017 (the “Hold Period”).

            The Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. After the Hold Period, the Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price (“VWAP”) of the common shares on the TSX immediately prior to the date that notice of conversion is given (the “Conversion Option”).

            In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

            After the Hold Period, Lind has the basic right to convert 25 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 100 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

            Lind is also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the “Put Option”), upon the occurrence of certain events as set out in the Agreement (most of which are beyond the Company’s control) (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions etc. as defined in the Agreement. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. No Redemption Event had occurred since the issuance of the Preferred Shares.

            The Company has the right to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the “Call Option”). The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

            At any time while any Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series A2 Option”). Lind will also receive a certain number of Series A2 warrants (“A2 Warrants”) when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

            The Preferred Share is a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option. The Company had designated the entire hybrid contract (the Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”) and IAS 39, Financial Instruments: recognition and measurement (“IAS 39”) and remeasured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss. The Company had determined that the total fair value of the Preferred Shares at issuance at $2,625,000.

            The A1 Warrant had also been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss. The fair value of the A1 Warrants was estimated at $236,488 (or $0.0343 for each warrant) at issuance.

            Cash issuance costs incurred relating to this private placement totaled $239,847 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

            The fair values of the Preferred Shares and the A1 warrants at issuance totaled $2,861,488 and the excess of this amount over the gross proceeds ($2,500,000) of $361,488 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost.

Increase in fair value of convertible redeemable preferred shares

            As discussed above under financing transaction costs, the fair value of the Preferred Shares had been remeasured as at August 31, 2017 to be $2,646,000, resulting in an increase of $131,250 in the fair value of the Preferred Shares being recognized on the Statement of Comprehensive Loss for Fiscal 2017.

Increase (Decrease) in fair value of warrants denominated in foreign currency and derivative liabilities

            The derivative liabilities consist of the warrants denominated in foreign currency and the A1 warrants.

            In June 2014, the Company completed the US$ Unit Offering and issued 9,237,875 Units of the Company at a price of $0.469 (US$0.433) per Unit pursuant to the security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each Unit is comprised of a common share and 0.70 of an US$ Warrant. Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a limit of US$0.5095.

            In accordance with IAS 32 and IAS 39, the fair value of the US$ Warrant component of the Unit totaling $2,200,946 had been classified and recorded as a financial liability at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss. Using the Black-Scholes pricing model, the total fair value of these warrants had been re-measured at $181,671, $411,418, and $288,857 as at August 31, 2017, August 31, 2016 and August 31, 2015, respectively, which resulted in a gain of $229,747 for Fiscal 2017 (being the decrease in the estimated value of the US$ Warrants between August 31, 2016 and August 31, 2017), and a loss of $122,561 for Fiscal 2016 (being the increase in the estimated value of these warrants between August 31, 2015 and August 31, 2016).

            As discussed above under financing transaction costs, the fair value of the A1 Warrants had been re-measured as at August 31, 2017 to be $133,162, resulting in a decrease (gain) of $103,326 being recorded on the Statement of Comprehensive Loss for Fiscal 2017.

Deferred Income Tax Recoveries

            In Fiscal 2017, the Company has incurred Canadian Exploration Expenditures (“CEE”) of $2,255,184 related to certain flow-through equity financings completed in Fiscal 2016 and Fiscal 2017. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $416,140 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2016, the Company had recognized a deferred income tax recovery of $416,140 resulting from the CEE of $3,854,975 incurred in Fiscal 2016 related to certain flow-through equity financings completed in Fiscal 2015 and Fiscal 2016.

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

            During Fiscal 2016 the Company’s net loss increased by $363,271 from a net loss of $3,176,374 for the year ended August 31, 2015 (“Fiscal 2015”) to a net loss of $3,539,645 for Fiscal 2016. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

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

Write-off of land acquisition option payments

            During the year ended August 31, 2014, the Company entered into an option agreement to purchase a land parcel in Geismar, Louisiana. In Fiscal 2015, the option payments made totaling $212,960 were written off after the option agreement had expired.

Share based Compensation

            Share based compensation decreased to $345,435 for Fiscal 2016 compared to $788,880 for Fiscal 2015. This decrease is primarily related to the decrease in the estimated fair values and the number of options earned during the Year compared to Fiscal 2015.

Increase (Decrease) in fair value of warrants denominated in foreign currency

            As discussed above, the US$ Warrants had been re-measured at each financial statement reporting date using the Black-Scholes pricing model, resulting in a loss of $122,561 for Fiscal 2016 and a gain of $1,431,765 for Fiscal 2015.

Deferred Income Tax Recoveries

            In Fiscal 2016, the Company has incurred Canadian Exploration Expenditures (“CEE”) of $3,854,975 related to certain flow-through equity financings completed in Fiscal 2015 and Fiscal 2016 as disclosed in in Note 13 of the Consolidated Financial Statements. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $416,140 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2015, the Company had recognized a deferred income tax recovery of $347,589 resulting from the CEE incurred in Fiscal 2015 related to the December 2014 Private Placement as disclosed in Note 13 of the Consolidated Financial Statements.

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

            As at August 31, 2017, the Company has current assets of $1,367,481 and current liabilities of $1,042,507. As disclosed earlier under “Administration and Other”, the holder of the Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $2,520,000 as at August 31, 2017) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $49,467 and the liability for warrants denominated in foreign currency of $181,671, the Company’s adjusted working capital was $556,112 (calculated by adding back the deferred flow-through share premium of $49,467 and the liability for warrants denominated in foreign currency of $181,671 to the working capital of $324,974). As the de-recognition of the balance of the deferred flow-through share premium and the liability for warrants denominated in foreign currency will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.1% . As at August 31, 2016, the Company had adjusted working capital of $1,160,471 and cash and cash equivalents on hand of $1,360,487.

            The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $300,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2018 are budgeted at approximately $1,800,000 (excluding capitalized salaries and benefits), with approximately $1,500,000 of these expenditures being allocated to the Separation Rapids Lithium Project.

            The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until the end of January, 2018. Initiatives to raise additional capital are in progress although there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

            The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

            All of the Company’s resource properties, with the exception the Mount Douglas Tin-Tungsten property and its cobalt prospect in New Brunswick, are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. The Company is required to incur certain exploration expenditures on the East Kemptville Project in order to keep the new Special Licence in good standing. As at August 31, 2017, the Company is also required to incur additional CEE of $538,510 (the remaining balance of the required expenditures resulting from the private placements completed in June and August 2017) by December 31, 2018. The Company is also required to incur additional CEE of $466,175 by December 31, 2018 relating to the private placement completed subsequent to the end of the Year.

            Subsequent to the end of the Year, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $1,042,175.

            During Fiscal 2017, the Company completed the following financing transactions:

            i)        On November 7, 2016, the Company completed a private placement and issued 4,545,454 flow-through common shares at $0.22 per share for gross proceeds of $1,000,000.

            ii)        On December 23, 2016, the Company completed a private placement and issued 2,500,000 flow-through common shares at $0.15 per share for gross proceeds of $375,000.

            iii)        On June 12, 2017, the Company completed a private placement and issued 3,400,000 flow-through common shares at $0.15 per share for gross proceeds of $510,000.

            iv)        On August 16, 2017, the Company completed a private placement and issued 3,100,000 flow-through common shares at $0.145 per share for gross proceeds of $449,500.

            v)        In March 2017, as discussed under Operating Results for 2017, the Company entered into the Agreement with Lind and issued 500 Series A1 Preferred Shares at a price of $5,000 per share for gross proceeds of $2,500,000.

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

Fiscal year ended August 31,	2018	$236,996
	2019	$315,995
	2020	$105,332
	2021 and thereafter	$-

C. Research and Development, Patents and Licenses, etc.

            Research and development expenditures incurred during Fiscal 2017 and Fiscal 2016 totalled $428,900 and $1,120,656 respectively.

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

            Leading up to the compilation of the PEA for the Separation Rapids Lithium Project extensive testwork was conducted to develop the flotation process for producing concentrates of both petalite and a mixed feldspar. This work included both bench scale and pilot scale work programs. In addition process testwork was conducted with regards the development of processes to produce both lithium carbonate and lithium hydroxide from the petalite concentrate. Processes to produce both products were developed with further attention then paid to the hydroxide process and production of final hydroxide crystals which meet battery grade specifications. In fiscal 2017, Avalon filed a provisional application (number 62419532) for patent under 37 CFR 1.29 which covers the process of producing lithium hydroxide from petalite with corresponding recycling of sulphuric acid. Subsequent to the end of fiscal 2017, the Company filed an International Patent Application for this process.

D. Trend Information

            While the Company does not have any producing mines it is directly affected by trends in the metal industry. After a significant upward spike in prices in 2011, rare earth prices fell back almost a quickly in 2012 and trended downward to mid-2015. Prices remained flat until 2017 where they started to increase again due to increasing demand for magnets for motors of hybrid and electric vehicles. Future prices for rare earths are difficult to predict as they are influenced by demand for REE containing products such as electric motors for hybrid and electric vehicles, but also by Chinese government policy. Increased demand for hybrid and electric vehicles should lead to higher prices for rare earths, however the Chinese government may not want a repeat of very high REE prices which occurred in 2012 and so may release REEs into the market that some observers believe they have accumulated, or instruct Chinese producers to increase output to keep prices stable. Demand for REE products may be impacted by demand for some of the products incorporating rare earths. Lack of growth in these markets may adversely affect the demand for REE products.

            Lithium is not traded on any formally recognized exchange and there are few sources of reliable publicly available price data. Transactions are negotiated directly between seller and buyer and payment terms are rarely reported. According to Benchmark Mineral Intelligence the price for lithium has tripled since early 2015. Their lithium index shows lithium at US$5,500/tonne in early 2015 and at US$16,500/tonne in September 2017. Demand for lithium ion batteries for electric vehicles (EVs) is the main driver of increased demand for lithium and the demand for EVs is expected to continue. The impact on future lithium prices will be determined by the actual future demand for EVs and the speed at which new production of lithium that is required to meet the EV demand comes into the market.

            Tin prices in 2017 have remained constant near the US20,000/t mark with little change in demand or new production expected in the near future. No significant new trend in the tin market is expected in the short or medium term.

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

F. Tabular disclosure of contractual obligations

            As of August 31, 2017, the Company had the following contractual obligations:

	Payment due by period
					More than 5
	Total	<1 year	1-3 years	3-5 years	years
Trade payables and other payables	$811,369	$811,369	$-	$-	$-
Operating Lease	737,322	315,995	421,327	-	-
Total	$1,548,691	$1,127,364	$421,327	$-	$-

G. Safe Harbor

            The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

            The following is a list of the Company’s directors and senior management as of the date of this annual report. The directors were elected by the Shareholders on February 22, 2017, with the exception of Ms. Mohr who was appointed by the Board on March 23, 2017, and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name, Present Position
with the Company and		Director/Officer
Country of Residence	Principal Occupation	Since
DONALD S. BUBAR	President and CEO of the Company	February 17, 1995
Director, Chief Executive
Officer and President
Ontario, Canada

ALAN FERRY (1) (2)	Self-employed businessperson since July 2007.	February 24, 2000
Director
Ontario, Canada

BRIAN D. MACEACHEN (1)	Executive Consultant since July 2012; prior thereto, Executive	November 16, 1998
Director and Chairman	Vice President of Brigus Gold Corp. (formerly Linear Gold Corp.,
Nova Scotia, Canada	a mining exploration company) since October 2009 and President and CEO of Linear Metals Company (a mining exploration
company) from January 2008 to April 2012; prior thereto, CFO and Vice-President of Finance of Brigus Gold Corp. and Linear
Metals Company.

PATRICIA MOHR (1)	Retired. Prior thereto Vice President, Economics and Commodity	March 23, 2017
Director	Market Specialist at Scotiabank’s Executive Offices in Toronto
British Columbia, Canada	from 1985 to 2016.

JANE PAGEL(2)	Self-employed businessperson; Interim President and CEO	February 24, 2016
Director	Sustainable Development Technology Canada June 2014 - June
Ontario, Canada	2015; President and CEO Ontario Clean Water 2010-2014; SVP
and Principal Jaques Whitford 2000-2009, acquired by Stantec,
Principal 2009-2010.

KENNETH G. THOMAS(2)	President, Ken Thomas & Associates Inc., a consulting firm to the	February 25, 2014
Director	mining industry since 2012 and Senior Vice President, Projects,
Ontario, Canada	Kinross Gold Corporation from December 2009 to July 2012;
prior thereto Global Managing Director and Board Director,
Hatch, an international engineering and construction company.

R. JAMES ANDERSEN	Chief Financial Officer and Vice President, Finance of the	June 11, 2001
Chief Financial Officer	Company since June 2001
and Vice President,
Finance
Ontario, Canada

DAVID MARSH	Senior Vice President, Metallurgy and Technology Development	August 1, 2012
Senior Vice President,	of the Company since August 2012; prior thereto, General
Metallurgy and	Manager- Technical Projects Development at Paladin Energy from
Technology Development	July 2006 to September 2011.
Ontario, Canada

WILLIAM MERCER	Vice President, Exploration of the Company since June 2007,	June 21, 2007
Vice President,	prior thereto, self-employed Geological Consultant from October
Exploration	2006 to December 2010.
Ontario, Canada

Name, Present Position
with the Company and		Director/Officer
Country of Residence	Principal Occupation	Since

PIERRE NEATBY	Vice President, Sales and Marketing of the Company since July	July 1, 2010
Vice President, Sales and	2010; prior thereto, Vice President of Noranda Inc. and Managing
Marketing	Director of European Sales of Noranda Inc. (an international
Ontario, Canada	mining company).

MARK WISEMAN	Vice President, Sustainability of the Company since November	November 7, 2011
Vice President,	2011; prior thereto, Director Health, Safety and Environment for
Sustainability	Xstrata Nickel’s Koniambo Project, a division of Xstrata plc (an
Ontario, Canada	international mining company, presently Glencore) from 1990 to
2010.

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

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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

Legal Proceedings and Regulatory Actions

            The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2017 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

            There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2017, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2017.

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

Transfer Agent and Registrar

            The Company’s transfer agent and registrar is TSX Trust Company, with its principal office at 100 Adelaide Street West, Suite 301, Toronto, ON M5H 1S3.

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

            The CGN Committee currently consists of Alan Ferry (Chair), Kenneth G, Thomas and Jane Pagel, each of whom are independent, pursuant to the rules of the TSX. Each of Mr. Ferry, Dr. Thomas and Ms. Pagel has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc. and GPM Metals Inc., which are publicly listed mineral exploration or mining companies. Dr. Thomas served as Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to June 2012, Global Managing Director and Director, Hatch from November 2005 to November 2009 and Chief Operating Officer, Crystallex International Corporation from April 2003 to October 2005. In addition he served in senior roles at Barrick Gold Corporation from 1987 to 2001, including Senior Vice President, Technical Services, during which times he was responsible for determining the compensation of those employees whom he directly and indirectly supervised, which numbered in excess of several dozen. Ms. Pagel is a self-employed businessperson and chair of the board of directors of BluMetric Environmental Inc., a publically traded company in the fields of water/wastewater treatment and professional environmental services. She served as the Interim President and CEO Sustainable Development Technology Canada from June, 2014 to June, 2015. Prior to that, she was president and CEO of the Ontario Clean Water Agency from 2010 until her retirement in early 2014. Previous industry positions held by Ms Pagel include Principal Government and Industrial Relations at Stantec; Senior Vice President and Principal at Jacques Whitford; Vice President Government Relations at Philip Services; and president of Zenon Environmental Laboratories. This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

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

            Recently, however, the overall financial condition of the Company and the overall depressed nature of the junior resource sector in Canada and elsewhere has significantly factored into the setting of the cash remuneration levels of the Company’s senior management and, in particular, has resulted in there being no or minimal increases in the cash remuneration of senior management for the calendar years 2014 – 2017, and a reduction in such cash remuneration during the period 2014 – 2017 as outlined under “Base Salary and Bonus” below. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation has in the past been generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

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

            Base Salary and Bonus

            The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2017, recommended to the Board and the Board determined that, there would be no salary increases for the Named Executive Officers in 2017. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

            Effective September 1, 2016, each of the Named Executive Officers agreed to receive 20% of their base salary (25% in the case of Mr. Bubar) in non-cash compensation on an indefinite basis in exchange for additional stock options, being in the case of Mr. Bubar, options to purchase 300,000 common shares of Avalon, in the case of Messrs. Andersen and Marsh, options to purchase 250,000 common shares and in the case of Messrs. Mercer and Neatby, options to purchase 200,000 common shares. All of the foregoing options were granted effective November 8, 2016, have an exercise price of $0.17 per share, have a two year term and vested immediately.

            No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2017.

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

            Stock Option Plan

            The Stock Option Plan, approved by shareholders on February 22, 2017, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company’s issued and outstanding common shares. Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

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

            As at November 24, 2017, 10,435,000 common shares, being 5.0% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

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

            2) Summary Compensation Table

            The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended August 31:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)(2)	All other compensation ($)(3)	Total compensation ($)
DONALD BUBAR (4) President and CEO	2017	300,000	Nil	42,109	Nil	Nil	1,023	343,132
	2016	300,000	Nil	21,578	Nil	Nil	998	322,576
	2015	316,667	Nil	52,812	Nil	Nil	1,023	370,502
R. JAMES ANDERSEN CFO and Vice President, Finance	2017	240,000	Nil	28,338	Nil	Nil	Nil	268,338
	2016	240,000	Nil	23,423	Nil	Nil	Nil	263,423
	2015	250,000	Nil	30,761	Nil	Nil	Nil	280,761
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	2017	288,000	Nil	28,338	Nil	Nil	Nil	316,338
	2016	290,286	Nil	23,423	Nil	Nil	1,023	314,732
	2015	295,532	Nil	36,602	Nil	Nil	Nil	332,134

PIERRE NEATBY Vice President, Sales and Marketing	2017	208,000	Nil	21,359	Nil	Nil	Nil	229,359
	2016	208,000	Nil	16,507	Nil	Nil	Nil	224,507
	2015	216,667	Nil	30,279	Nil	Nil	748	247,694
WILLIAM MERCER Vice President, Exploration	2017	194,133	Nil	21,949	Nil	Nil	1,023	217,105
	2016	208,000	Nil	10,547	Nil	Nil	1,023	219,570
	2015	210,758	Nil	18,048	Nil	Nil	Nil	228,806

NOTES:
________________
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

            The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company’s issued capital from time to time. For details of the stock option plan please review the Company’s Management Information Circular for the Annual and Special Meeting of Shareholders held February 22, 2017 which is available on the Company’s SEDAR profile at www.sedar.com and on the Company’s EDGAR profile at www.sec.gov.

            The stock option plan is administered by the CGN Committee. The process the Company uses to grant option based awards is outlined in the Company’s Stock Option Policy that was adopted by the Board on August 30, 2013.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

            The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended August 31, 2017:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
DONALD BUBAR Director, President and CEO	200,000(2)	1.19	Feb28/18	Nil	Nil	Nil	Nil
	300,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	150,000(3)	0.59	Jan06/19	Nil	Nil	Nil	Nil
	200,000(2)	0.81	Mar04/19	Nil	Nil	Nil	Nil
	150,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	200,000(2)	0.36	Feb29/20	Nil	Nil	Nil	Nil
	150,000(4)	0.12	Jan11/21	$3,000	Nil	Nil	Nil
	200,000(2)	0.13	Feb28/21	$2,000	Nil	Nil	Nil
	200,000(2)	0.18	Feb28/22	Nil	Nil	Nil	Nil
R. JAMES ANDERSEN CFO and Vice President, Finance	120,000(2)	0.88	May31/18	Nil	Nil	Nil	Nil
	250,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	150,000(3)	0.59	Jan06/19	Nil	Nil	Nil	Nil
	120,000(2)	0.54	May31/19	Nil	Nil	Nil	Nil
	125,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	120,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	125,000(4)	0.12	Jan11/21	$2,500	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
DAVID MARSH	250,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Senior Vice President, Metallurgy and Technology Development	40,000(2)	0.59	Jan06/19	Nil	Nil	Nil	Nil
	120,000(2)	0.54	May31/19	Nil	Nil	Nil	Nil
	125,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	120,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	70,000(4)	0.21	Aug06/20	Nil	Nil	Nil	Nil
	125,000(4)	0.12	Jan11/21	$2,500	Nil	Nil	Nil
	120,000(2)	0.25	May 31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May 31/22	Nil	Nil	Nil	Nil
PIERRE NEATBY Vice President, Sales and Marketing	80,000(2)	0.88	May31/18	Nil	Nil	Nil	Nil
	200,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	80,000(2)	0.54	May31/19	Nil	Nil	Nil	Nil
	50,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	100,000(4)	0.21	Aug06/20	Nil	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	$2,000	Nil	Nil	Nil
	80,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	80,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
WILLIAM MERCER Vice President, Exploration	200,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	80,000(2)	0.70	Dec01/18	Nil	Nil	Nil	Nil
	100,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.22	Nov30/19	Nil	Nil	Nil	Nil
	80,000(2)	0.12	Nov30/20	$1,600	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	$2,000	Nil	Nil	Nil
	80,000(2)	0.16	Nov30/21	Nil	Nil	Nil	Nil

(1)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2017 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2017 was $0.14 per common share.

(2)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.
(3)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(4)	These options were 100% vested on the date of grant and have a term of five years.
(5)	These options were 100% vested on the date of grant and have a term of two years.

Incentive plan awards – value vested or earned during the year

            An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

            The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended August 31, 2017:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
DONALD BUBAR Director, President and CEO	2,750	Nil	Nil
R. JAMES ANDERSEN CFO and Vice President, Finance	Nil	Nil	Nil
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	Nil	Nil	Nil
PIERRE NEATBY Vice President, Sales and Marketing	Nil	Nil	Nil
WILLIAM MERCER Vice President, Exploration	800	Nil	Nil

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

             The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

Name	Change of Control	Amount ($)
DONALD BUBAR Director, President and CEO	3x annual salary	1,200,000
R. JAMES ANDERSEN CFO and Vice President, Finance	3x annual salary	900,000
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	12 months + 1 month per year of employment	540,000
PIERRE NEATBY Vice President, Sales and Marketing	12 months + 1 month per year of employment	433,333
WILLIAM MERCER Vice President, Exploration	12 months + 1 month per year of employment	411,667

6) Director Compensation

            Directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $10,000 plus a fee of $400 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $3,000 is paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board.

            In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. During the year ended August 31, 2017, 225,000 options were granted to a new director and an aggregate of 150,000 options were granted to certain directors to replace options expired during the Year.

            The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

            The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $20,000,000 per claim and $20,000,000 per policy period, subject to deductibles of $150,000 to $250,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2018. The premium paid by the Company in respect of said insurance in fiscal 2017 was $81,600.

            The following table sets forth the value of all compensation paid to the directors, excluding Donald Bubar, President and CEO who is paid as an officer and not as a director:

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total ($)
Alan Ferry *	16,700	Nil	3,889	Nil	Nil	Nil	20,589
Brian D. MacEachen *	21,200	Nil	3,889	Nil	Nil	Nil	25,089
Peter McCarter *(6)	9,300	Nil	3,889	Nil	Nil	Nil	13,189
Patricia Mohr *(7)	7,400	Nil	20,280	Nil	Nil	Nil	27,680
Jane Pagel*	13,200	Nil	Nil	Nil	Nil	Nil	13,200
Kenneth G. Thomas *	12,800	Nil	Nil	Nil	Nil	Nil	12,800

___________________________
*Independent and Non-Employee Directors.

(1)	The Company does not currently have any share-based award plans.
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

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	The Company does not have any other benefit plans for its directors.
(6)	Mr. McCarter served as a director until February 22, 2017.
(7)	Ms. Mohr became a director on March 23, 2017.

             The Company may grant incentive stock options to directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX.

Outstanding share-based awards and option-based awards

            The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at August 31, 2017:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Alan Ferry	50,000(4)	0.99	Apr29/18	Nil	Nil	Nil	Nil
	50,000(4)	0.84	Mar05/19
	75,000(4)	0.48	Jul14/19
	50,000(5)	0.22	Nov23/19
	50,000(4)	0.16	Nov30/21
Brian D. MacEachen	50,000(4)	1.01	Apr19/18	Nil	Nil	Nil	Nil
	50,000(4)	0.99	Apr29/18
	50,000(4)	0.72	Mar12/19
	75,000(4)	0.48	Jul14/19
	60,000(5)	0.22	Nov23/19
	50,000(4)	0.16	Nov30/21
Patricia Mohr	225,000(3)	0.16	Apr16/22	Nil	Nil	Nil	Nil
Jane Pagel	225,000(3)	0.14	Feb24/21	Nil	Nil	Nil	Nil
Kenneth G. Thomas	225,000(3)	0.81	Mar04/19	Nil	Nil	Nil	Nil
	50,000(5)	0.22	Nov23/19
__________________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2017 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2017 was $0.14 per common share.

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

            The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended August 31, 2017:

Non-equity
	Option-based	Share-based	incentive plan
	awards – Value	awards – Value	compensation –
	vested during	vested during	Value earned
	the year	the year	during the year
Name(1)	($) (2)	($)	($)
Alan Ferry	Nil	Nil	Nil
Brian D. MacEachen	Nil	Nil	Nil
Peter McCarter	Nil	Nil	Nil
Patricia Mohr	Nil	Nil	Nil
Jane Pagel	3,375	Nil	Nil
Kenneth G. Thomas	Nil	Nil	Nil
___________________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

C. Board Practices

            The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mineral industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual meeting of shareholders. At the Annual Meeting, held on February 22, 2017, the shareholders elected Messrs. Bubar, Ferry, MacEachen, Thomas and Ms. Pagel as directors. Ms. Mohr was appointed a director of the Company by the Board of Directors on March 23, 2017.

            The Board has considered the relationship of each director to the Company and currently considers five of the six directors to be “unrelated” (Mr. Ferry, Mr. MacEachen, Dr. Thomas, Ms. Pagel and Ms. Mohr). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

            The Audit Committee currently consists of three directors (Brian MacEachen (chair), Alan Ferry and Patricia Mohr). All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand statements of financial position, statements of operations and comprehensive loss, statements of shareholders’ equity, statements of cash flow and notes to financial statements. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

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

            Ms. Mohr is the former Vice President, Economics and Commodity Market Specialist at Scotiabank’s Executive Offices in Toronto, before retiring in 2016 after 31 years with the bank. Prior to joining Scotiabank, Ms. Mohr spent a number of years with Alberta Energy Co. Ltd. (now EnCana Corp.) in Calgary and with CP Ships and Canadian Pacific Bermuda in London as Corporate Economist. She holds an Honours B.A. Degree and an M.A. Degree in Economics from The University of British Columbia.

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

            The CGN Committee currently consists of Alan Ferry (Chair), Kenneth G. Thomas and Jane Pagel, each of whom are independent. Each of Mr. Ferry, Dr. Thomas and Ms. Pagel has direct and extensive experience in corporate management and compensation issues in either the mineral industry and/or the financial industry. Mr. Ferry is a member of the committee responsible for compensation matters of Guyana Goldfields Inc. and GPM Metals Inc., which are publicly listed mineral exploration or mining companies. Dr. Thomas served as Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to June 2012, Global Managing Director and Director, Hatch from November 2005 to November 2009 and Chief Operating Officer, Crystallex International Corporation April 2003 to October 2005. In addition he served in senior roles at Barrick Gold Corporation from 1987 to 2001, including Senior Vice President, Technical Services, during which times he was responsible for determining the compensation of those employees whom he directly and indirectly supervised, which numbered in excess of several dozen. Ms. Pagel is a self-employed businessperson and chair of the board of directors of BluMetric Environmental Inc., a publically traded company in the fields of water/wastewater treatment and professional environmental services. She served as the Interim President and CEO Sustainable Development Technology Canada from June, 2014 to June, 2015. Prior to that, she was president and CEO of the Ontario Clean Water Agency from 2010 until her retirement in early 2014. Previous industry positions held by Ms Pagel include Principal Government and Industrial Relations at Stantec; Senior Vice President and Principal at Jacques Whitford; Vice President Government Relations at Philip Services; and president of Zenon Environmental Laboratories.

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

            The CGN Committee currently consists of three directors (Mr. Ferry, Dr. Thomas and Ms. Pagel). All of the members are unrelated directors.

D. Employees

            As at August 31, 2017, the Company has 13 employees (August 31, 2016 - 15, August 31, 2015 - 21), all of the employees are located in Ontario.

E. Share Ownership

            As of November 24, 2017, the Company had 208,494,080 common shares issued and outstanding. The following table sets forth the share ownership of the individuals referred to in “Compensation” as of November 24, 2017, who were insiders as of that date:

Name of Beneficial Owner	Number of Shares	Percent
R. James Andersen	300,000	0.0
Donald Bubar	5,961,100	2.9
Alan Ferry	225,000	0.0
Brian D. MacEachen	340,000	0.0
Patricia Mohr	65,000	0.0
William Mercer	106,234	0.0
Pierre Neatby	23,500	0.0
Jane Pagel	34,000	0.0
Kenneth G. Thomas	49,000	0.0

Outstanding Options

            The following information, as of November 24, 2017, reflects outstanding options held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	200,000	Mar01/13	1.19	Feb28/18
	300,000	Nov08/16	0.17	Nov07/18
	150,000	Jan07/14	0.59	Jan06/19
	200,000	Mar05/14	0.81	Mar04/19
	150,000	Nov24/14	0.22	Nov23/19
	200,000	Mar02/15	0.36	Feb29/20
	150,000	Jan12/16	0.12	Jan11/21
	200,000	Mar01/16	0.13	Feb28/22
	200,000	Mar01/17	0.18	Feb28/21
R. JAMES ANDERSEN	120,000	Jun01/13	0.88	May31/18
	250,000	Nov8/16	0.17	Nov7/18
	150,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun01/16	0.25	May31/21
	120,000	Jun01/17	0.15	May31/22
DAVID MARSH	250,000	Nov08/16	0.17	Nov07/18
	40,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
	70,000	Aug7/15	0.21	Aug6/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun01/16	0.25	May31/21
	120,000	Jun01/17	0.15	May31/22
PIERRE NEATBY	80,000	Jun01/13	0.88	May31/18
	200,000	Nov8/16	0.17	Nov7/18
	80,000	Jun05/14	0.54	May31/19
	50,000	Nov24/14	0.22	Nov23/19
	80,000	Jun1/15	0.30	May31/20
	100,000	Aug7/15	0.21	Aug6/20
	100,000	Jan12/16	0.12	Jan11/21

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
	80,000	Jun01/16	0.25	May31/21
	80,000	Jun01/17	0.15	May31/22
WILLIAM MERCER	200,000	Nov8/16	0.17	Nov7/18
	80,000	Dec02/13	0.70	Dec01/18
	100,000	Nov24/14	0.22	Nov23/19
	80,000	Dec02/14	0.22	Nov30/19
	80,000	Dec1/15	0.12	Nov30/20
	100,000	Jan12/16	0.12	Jan11/21
	80,000	Dec1/16	0.16	Nov30/21
ALAN FERRY	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar06/14	0.84	Mar5/19
	75,000	Jul15/14	0.48	Jul14/19
	50,000	Nov24/14	0.22	Nov23/19
	50,000	Dec01/16	0.16	Nov30/21
BRIAN D. MACEACHEN	50,000	Apr19/13	1.01	Apr19/18
	50,000	Apr29/13	0.99	Apr29/18
	50,000	Mar13/14	0.72	Mar12/19
	75,000	Jul15/14	0.48	Jul14/19
	60,000	Nov24/14	0.22	Nov23/19
	50,000	Dec01/16	0.16	Nov30/21
PETER MCCARTER	50,000	Nov24/14	0.22	Nov23/19
PATRICIA MOHR	225,000	Apr 17/17	0.16	Apr 16/22
JANE PAGEL	225,000	Feb25/16	0.14	Feb24/21
KENNETH G. THOMAS	225,000	Mar05/14	0.81	Mar04/19
	50,000	Nov24/14	0.22	Nov23/19

Outstanding Warrants

            The following information, as of November 24, 2017, reflects outstanding share purchase warrants held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	Nil	n/a	n/a	n/a
R. JAMES ANDERSEN	Nil	n/a	n/a	n/a
DAVID MARSH	Nil	n/a	n/a	n/a
PIERRE NEATBY	Nil	n/a	n/a	n/a
WILLIAM MERCER	Nil	n/a	n/a	n/a

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
ALAN FERRY	Nil	n/a	n/a	n/a
BRIAN D. MACEACHEN	Nil	n/a	n/a	n/a
PETER MCCARTER	Nil	n/a	n/a	n/a
PATRICIA MOHR	Nil	n/a	n/a	n/a
JANE PAGEL	Nil	n/a	n/a	n/a
KENNETH G. THOMAS	Nil	n/a	n/a	n/a

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

Shares Held in the United States

            As of November 21, 2017, there were 250 holders of record in the United States holding 46,064,580 of the Company’s common shares representing approximately 67% of the total number of shareholders, and approximately 22% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the TSX Trust Company in the City of Toronto, the registrar and transfer agent for our common shares.

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

B. Related Party Transactions

            There had been no material trading transactions with related parties during the year ended August 31, 2017. The Company did not make any loans (including guarantees of any kind) to any related parties throughout fiscal 2017 and there were no amounts outstanding due from or due to any related parties as at November 28, 2017.

            Subsequent to the end of the Year, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share and 4,800,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $1,042,175. Donald Bubar, Director, President and CEO, Mark Wiseman, Vice President Sustainability, Patricia Mohr, Director subscribed for 200,000, 55,000 and 50,000 flow-through shares, respectively.

Management transactions

            The Company has identified its directors and key members of its senior management team. The compensation costs for key management personnel for the years ended August 31, 2017 and 2016 are as follows:

	2017	2016
Salaries, benefits and directors’ fees	$1,744,508	$1,803,314
Share-based compensation (1)	281,657	337,541
	$2,026,165	$2,140,855

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

            Share-based compensation decreased by $55,884 to $281,657 during Fiscal 2017 compared to Fiscal 2016. This decrease is primarily related to the decrease in the estimated fair values of options earned during Fiscal 2017 compared to Fiscal 2016.

C. Interests of Experts and Counsel

            Unless otherwise stated, the technical information set forth herein relating to the Nechalacho Project under the heading “Nechalacho Project”, is substantially derived from and in some instances extracted from: (a) the technical report entitled “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013 (the “Technical Report”) and prepared by Tudorel Ciuculescu, M.Sc., P.Geo. of RPA, Kevin Hawton, P.Eng. of Knight Piesold Limited, and Bernard Foo, P.Eng., Richard Gowans, P.Eng., Christopher Jacobs, C.Eng., MIMMM, and Jane Spooner, P.Geo., all of Micon, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company’s news release dated August 15, 2013 each of which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com, and on the Company’s EDGAR profile at www.sec.gov.

            Unless otherwise stated, the technical information set forth herein relating to the Separation Rapids Lithium Project under the heading “Separation Rapids Lithium Project”, is substantially derived from and in some instances extracted from the technical report entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment of Lithium Hydroxide Production Separation Rapids Lithium Project Kenora, Ontario” dated November 10, 2016, effective October 21, 2016 (the “Technical Report”) and prepared by Steven R. Aiken, P.Eng. and Kevin E. Hawton, P.Eng. of Knight Piesold Limited, Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Eur Ing, Bruce Pilcher, CEng, FIMMM, FAusIMM(CP) and Jane Spooner, P.Geo, all of Micon, and David L. Trueman, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101 which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com, and on the Company’s EDGAR profile at www.sec.gov.

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

            Other than 5,961,100 common shares of the Company held by Mr. Bubar, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Nechalacho Project" and "Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

            Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

            Ernst & Young LLP, Chartered Professional Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2017. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

            The following financial statements of the Company are attached to this Annual Report:

  Reports of Independent Registered Public Accounting Firms;
  Consolidated Statements of Financial Position as at August 31, 2017, and August 31, 2016;
  Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2017, 2016 and 2015;
  Notes to Financial Statements for the years ended August 31, 2017, 2016 and 2015.

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

	TSX		NYSE MKT/OTCQX
	(Canadian Dollars)		(United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2017	0.23	0.13	0.17	0.00
2016	0.33	0.10	0.26	0.07
2015	0.50	0.15	0.46	0.11
2014	1.09	0.45	1.07	0.40
2013	2.40	0.52	2.47	0.50

2016- 2017	High	Low	High	Low
Fourth Quarter ended August 31, 2017	0.16	0.13	0.12	0.10
Third Quarter ended May 31, 2017	0.19	0.14	0.14	0.10
Second Quarter ended February 28, 2017	0.23	0.14	0.17	0.10
First Quarter ended November 30, 2016	0.22	0.14	0.17	0.00

2015- 2016	High	Low	High	Low
Fourth Quarter ended August 31, 2016	0.26	0.19	0.21	0.14
Third Quarter ended May 31, 2016	0.33	0.12	0.26	0.08
Second Quarter ended February 28, 2016	0.14	0.10	0.11	0.07
First Quarter ended November 30, 2015	0.20	0.11	0.16	0.08

Last Six Months	High	Low	High	Low
November 2017 (from November 1 through 21, 2017)	0.15	0.11	0.12	0.08
October 2017	0.15	0.13	0.13	0.10
September 2017	0.16	0.13	0.13	0.10
August 2017	0.16	0.13	0.12	0.10
July 2017	0.15	0.14	0.12	0.10
June 2017	0.16	0.14	0.12	0.10
May 2017	0.16	0.14	0.12	0.10

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

            The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2017
November (1)	0.15	0.11	6,574,457
October	0.15	0.13	5,046,223
September	0.16	0.13	4,050,491
August	0.16	0.13	3,993,464
July	0.15	0.14	1,149,842
June	0.16	0.14	2,155,449
May	0.16	0.14	2,820,801
April	0.17	0.14	2,990,482
March	0.19	0.16	3,090,972
February	0.20	0.18	4,636,767
January	0.23	0.15	9,212,824
2016
December	0.17	0.14	5,470,930
November	0.19	0.15	2,245,283
October	0.21	0.14	3,486,740
September	0.22	0.20	3,061,822
Note: (1) November 1, 2017 through November 21, 2017.

     The following table sets out the range of the market price and trading volumes of the common shares on the OTCQX/NYSE MKT for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2017
November (1)	0.12	0.08	1,986,000
October	0.13	0.10	3,397,547
September	0.13	0.10	1,269,075
August	0.12	0.10	1,687,333
July	0.12	0.10	887,449
June	0.12	0.10	637,061
May	0.12	0.10	1,383,758
April	0.13	0.10	851,128
March	0.14	0.11	1,692,109
February	0.16	0.13	2,492,041

Period	High (US$)	Low (US$)	Volume
January	0.17	0.10	1,622,881
2016
December	0.12	0.10	1,330,445
November	0.14	0.00	1,069,746
October	0.17	0.10	914,818
September	0.17	0.08	1,018,496
Note: (1) November 1, 2017 through November 21, 2017.

Prior Sales

            As of November 24, 2017, the only securities that the Company has outstanding that are not listed or quoted on a marketplace are: 405 Series A1 Preferred Shares, 10,435,000 stock options granted under the Company’s Stock Option Plan, 23,356,513 warrants issued to various stakeholders and 1,580,727 brokers’ compensation warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers’ compensation warrants issued during the most recently completed financial year.

            The Stock Option Plan provides for the issuance of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of options available to be granted under the Stock Option Plan 7,312,420 as of September 1, 2016 and 9,338,552 as of August 31, 2017.

            There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2017.

Stock Options

The following table sets out the stock options granted during the fiscal year ended August 31, 2017.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2016	August 31, 2021	90,000	$0.20
November 8, 2016	November 7, 2018	1,400,000	$0.17
December 1, 2016	November 30, 2021	240,000	$0.16
January 11, 2017	January 11, 2019	250,000	$0.18
January 11, 2017	January 11, 2022	100,000	$0.18
March 1, 2017	February 28, 2019	100,000	$0.18
March 1, 2017	February 28, 2022	240,000	$0.18
April 17, 2017	April 16, 2022	225,000	$0.16
June 1, 2017	May 31, 2019	125,000	$0.15
June 1, 2017	May 31, 2022	410,000	$0.15

Warrants

The following table sets out the warrants issued during the fiscal year ended August 31, 2017.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
March 10, 2017 (1)	March 10, 2022	6,900,000	$0.230
Note: (1) Issued pursuant to the March 2017Private Placement completed on March 10, 2017

Brokers’ Compensation Warrants

            The following table sets out the brokers’ compensation warrants issued during the fiscal year ended August 31, 2017.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
November 7, 2016(1)	November 7, 2018	272,727	$0.250
December 23, 2016(2)	December 23, 2018	150,000	$0.150
June 12, 2017(3)	June 12, 2019	204,000	$0.150
August 16, 2017(4)	August 16, 2019	186,000	$0.145
Note:
(1)	Issued pursuant to the November 2016 Private Placement completed on November 7, 2016
(2)	Issued pursuant to the December 2016 Private Placement completed on December 23, 2016
(3)	Issued pursuant to the June 2017 Private Placement completed on June 12, 2017
(4)	Issued pursuant to the August 2017 Private Placement completed on August 16, 2017

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

A. Share Capital

            Avalon’s authorized share structure consists of an unlimited number of common shares, of which 196,735,521 common shares were outstanding as at August 31, 2017 and 25,000,000 preferred shares, of which 480 Series A1 Preferred Shares were outstanding as at August 31, 2017. As of November 24, 2017, Avalon had 208,494,080 common shares issued and outstanding and 405 Series A1 Preferred Share issued and outstanding.

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

Series A1 Preferred Shares

            The holder of the Series Al Preferred Shares (the “Holder”) then outstanding shall not be entitled to receive any dividend on Series Al Preferred Shares. The Holder may not transfer, sell or trade the Series Al Preferred Shares. The Series Al Preferred Shares redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on March 10, 2019, to a cap of $6,750 per share. The Holder may convert the Series Al Preferred Shares into common shares from time to time at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given. The Holder is entitled to certain adjustments if there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company. In certain circumstances, The Holder is entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. The Company has the right to redeem all of the outstanding Series A1 Preferred Shares at any time at a 5% premium to the redemption value. The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Series A Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

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

            A U.S. Holder generally will not be subject to income tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Treaty.

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

            Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

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

            The Company believes that it was classified as a PFIC during the tax year ended August 31, 2017, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Distributions on Common Shares

            Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the common shares are readily tradeable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

            The Company is not exposed to any significant credit risk as at August 31, 2017. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk. The Company’s financial assets that are exposed to credit risk are as follows:

	August 31,	August 31,
	2017	2016

Cash and cash equivalents held at major financial institutions	$1,073,574	$1,360,487
Other receivables	117,718	226,485

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

            The Company had cash and cash equivalents at August 31, 2017 in the amount of $1,073,574 (2016 - $1,360,487) in order to meet short-term business requirements. At August 31, 2017, the Company had adjusted current liabilities of $811,369 (calculated by excluding the deferred flow-through share premium of $49,467 from the total current liabilities of $860,836) (2016 - $726,395). As the de-recognition of the balances of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted current liabilities figure provides useful information in assessing the Company’s liquidity. Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. As disclosed in Note 9 of the accompanying financial statements, the holder of the Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $2,520,000 as at August 31, 2017) upon the occurrence of certain Redemption Events.

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

            Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $1,073,574 as at August 31, 2017, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Foreign currency risk

            Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

            The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2017 and August 31, 2016.

            The Company’s anticipated on-going expenditures to be transacted in U.S. dollars for the next twelve month period are approximately US$250,000. If the Canadian dollar weakens (or strengthens) 5% against the U.S. dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

            None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

            None.

E. Use of Proceeds

            Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

            An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s CEO and the Company’s CFO of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of August 31, 2017. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

            The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at August 31, 2017. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (“COSO 2013 Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at August 31, 2017, and management’s assessment did not identify any material weaknesses.

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

D. Changes in Internal Control Over Financial Reporting

            Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no changes in our internal control over financial reporting or in other factors during Fiscal 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

            The Board determined that Mr. Brian MacEachen, Mr. Alan Ferry and Ms. Patricia Mohr are qualified as Audit Committee Financial Experts and all members are independent as determined by the rules set forth in the NYSE American Company Guide.

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

            Our directors have committed that they will comply at all times with the principles set forth in this Business Code and they expect each of our officers and employees to do likewise. The Company has posted the Business Code on its website at www.avalonadvancedmaterials.com. There were no amendments to or waivers granted from any provision of the Business Code during the fiscal year ended August 31, 2017.

Item 16C. Principal Accountant Fees and Services

            The independent auditor for the year ended August 31, 2017 was Ernst & Young LLP, Chartered Professional Accountants, and the independent auditor for the years ended August 31, 2016 and 2015 was Deloitte LLP, Chartered Professional Accountants.

            The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company’s external auditors for professional services:

Reporting Period	Auditor	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2017	Ernst & Young LLP	$Nil	$Nil	$Nil	$Nil
	Deloitte LLP	$50,000	$Nil	$Nil	$Nil
August 31, 2016	Deloitte LLP	$86,000	$15,000	$Nil	$Nil
Notes:
(1)	“Audit Fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.
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

            The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2017. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

            Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

            None.

Item 16F. Changes in Registrants Certifying Accountant

            At the Company’s request, the Company’s former independent auditor, Deloitte LLP, Chartered Professional Accountants, resigned effective August 31, 2017 and Ernst & Young LLP, Chartered Professional Accountants was engaged as the Company’s new independent auditor effective August 31, 2017. The disclosure required pursuant to this Item 16F was included in the Company’s Current Report on Form 6-K filed with the SEC on September 13, 2017, including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Annual Report.

Item 16G. Corporate Governance

            Not applicable.

Item 16H. Mine Safety Disclosure.

            Not applicable.

Part III

Item 17. Financial Statements

            Not Applicable.

Item 18. Financial Statements

            The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB. The Consolidated Financial Statements and Notes appear on Pages F-1 through F-45 of this Annual Report, are incorporated herein by reference, and include the following:

  Reports of Independent Registered Public Accounting Firms;
  Consolidated Statements of Financial Position as at August 31, 2017, and August 31, 2016;
  Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2017, 2016 and 2015; and
  Notes to Financial Statements for the years ended August 31, 2017, 2016 and 2015.

Item 19. Exhibits

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 – F-45

Exhibits
Number	Name
1.1	Articles of Continuance of Avalon Advanced Materials Inc.(1)
1.2	By-law #1 of Avalon Advanced Materials Inc.(2)
1.3	Articles of Amendment of Avalon Advanced Materials Inc. (3)
1.4	By-law #2 of Avalon Advanced Materials Inc. (3)
1.5	Articles of Amendment of Avalon Advanced Materials Inc. (8)
4.1	Mining lease #3178 dated July 6, 2006(4)
4.2	Mining lease #3179 dated July 6, 2006(4)
4.3	Mining lease #3265 dated April 28, 2008(4)
4.4	Mining lease #3266 dated April 28, 2008(4)
4.5	Mining lease #3267 dated April 28, 2008(4)
4.6	Mining lease #108395 dated November 16, 2009(5)
4.12	Amending Agreement between Avalon Advanced Materials Inc. and Secutor Capital Management Company, dated May 26, 2015(6)
4.13	Form of Warrant Certificate(6)
4.14	Form of Broker Warrant Certificate(6)
4.15	Stock Option Plan(7)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management’s Discussion and Analysis of Financial Statements for the year ended August 31, 2017
16.1	Change of Auditor Notice and Letters(9)

(1)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 14, 2011
(2)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 15, 2011
(3)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 26, 2016
(4)	Incorporated by reference from the Company’s Form 20-F filed with the SEC on December 1, 2014

(5)	Incorporated by reference from the Company’s Form 20-F filed with the SEC on November 29, 2016
(6)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on May 27, 2015
(7)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on January 19, 2017
(8)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on March 17, 2017
(9)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on September 13, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVALON ADVANCED MATERIALS INC.

Dated: November 24, 2017	(signed) “R. James Andersen”
R. James Andersen
Vice President, Finance and Chief Financial Officer

Consolidated Financial Statements

For the years ended
August 31, 2017, 2016 and 2015

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”).

The Company’s management assessed the effectiveness of the Company’s ICFR as at August 31, 2017. The Company’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) framework to evaluate the effectiveness of the Company’s ICFR. Based on management’s assessment, the Company’s internal control over financial reporting is effective as of August 31, 2017.

As at August 31, 2017, the Company is not required under the Exchange Act to obtain an audit on its ICFR under Section 404(b) of Sarbanes-Oxley Act of 2002. Accordingly, the Company’s auditor, Ernst and Young LLP, Independent Registered Public Accounting Firm, has not performed an audit on the effectiveness of the Company’s ICFR as at August 31, 2017 and has not issued an attestation report on management's assessment of the Company's ICFR.

“Donald S. Bubar”
President and CEO

“R. James Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 24, 2017

Avalon Advanced Materials Inc.	Page F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Avalon Advanced Materials Inc.:

We have audited the accompanying consolidated statement of financial position of Avalon Advanced Materials Inc. (the “Company”) as at August 31, 2017, and the related consolidated statement of comprehensive loss, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2017, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms in order to finance its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Other Matter

The consolidated statement of financial position as at August 31, 2016, and the related consolidated statement of comprehensive loss, cash flows and changes in equity for the years ended August 31, 2016 and 2015 were audited by other auditors whose report, dated November 28, 2016, on those statements included an explanatory paragraph that described the conditions that raised substantial doubt about the Company’s ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements.

“/s/ Ernst & Young LLP”
Chartered Professional Accountants,
Licensed Public Accountants
November 24, 2017
Toronto, Canada

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West Suite
200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Avalon Advanced Materials Inc.

We have audited the accompanying consolidated statement of financial position of Avalon Advanced Materials Inc. and subsidiaries (the “Company”) as at August 31, 2016 and the related consolidated statements of comprehensive loss, cash flows and changes in equity for each of the years in the two year period ended August 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Avalon Advanced Materials Inc. and subsidiaries as at August 31, 2016 and the results of their operations and their cash flows for each of the years in the two year period ended August 31, 2016 , in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms in order to finance its planned activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"/s/ Deloitte LLP"
Chartered Professional Accountants
Licensed Public Accountants
November 28, 2016
Toronto, Canada

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)
As at August 31, 2017 and August 31, 2016

	2017	2016

Assets

Current Assets
Cash and cash equivalents (note 5)	$1,073,574	$1,360,487
Other receivables	117,718	226,485
Prepaid expenses and deposits	176,189	299,894
	1,367,481	1,886,866

Non-Current Assets
Exploration and evaluation assets (note 6)	14,861,032	12,567,244
Property, plant and equipment (note 7)	104,207,866	104,060,940
	119,068,898	116,628,184

	$120,436,379	$118,515,050

Liabilities

Current Liabilities
Accounts payable	$399,220	$223,661
Accrued liabilities	412,149	502,734
Deferred flow-through share premium (note 8)	49,467	96,617
Warrants denominated in foreign currency (note 9)	181,671	411,418
	1,042,507	1,234,430

Non-Current Liabilities
Convertible redeemable preferred shares (note 10)	2,646,000	-
Derivative liabilities (note 11)	133,162	-
Site closure and reclamation provisions (note 12)	303,600	263,600
	3,082,762	263,600

	4,125,269	1,498,030

Shareholders’ Equity

Share Capital (note 13b)	169,593,205	167,181,354
Reserve for Warrants (note 13c)	4,258,213	4,313,701
Reserve for Share Based Payments (note 13d)	16,955,411	16,700,417
Reserve for Brokers’ Compensation Warrants (note 13e)	294,166	254,112
Accumulated Deficit	(74,789,885)	(71,432,564)

	116,311,110	117,017,020

	$120,436,379	$118,515,050

The accompanying notes are an integral part of these consolidated financial statements. Commitments (note 23)

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page F-4

Consolidated Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	2017	2016	2015

Revenue

Interest	$28,211	$35,160	$66,014

Expenses

Corporate and administrative (note 14)	2,877,792	3,221,418	3,949,320
Impairment loss on exploration and evaluation assets (note 6)	178,118	223,938	6,425
Write-off of land acquisition option payments (note 15)	-	-	212,960
General exploration	23,677	37,987	33,782
Depreciation (note 7)	35,656	38,282	55,730
Share based compensation (note 13)	183,108	345,435	788,880
Foreign exchange loss (gain)	5,137	(9,274)	(25,355)
Financing transaction costs (note 10, 13)	601,335	10,598	-
Increase (Decrease) in fair value of warrants denominated in foreign currency (note 9)	(229,747)	122,561	(1,431,765)
Increase in fair value of convertible redeemable preferred shares (note 10)	131,250	-	-
Increase (Decrease) in fair value of derivative liabilities (note 11)	(103,326)	-	-

	3,703,000	3,990,945	3,589,977

Net Loss before Income Taxes	(3,674,789)	(3,955,785)	(3,523,963)

Deferred Income Tax Recoveries (note 20)	317,468	416,140	347,589

Net Loss and Total Comprehensive Loss for the year	$(3,357,321)	(3,539,645)	$(3,176,374)

Loss per Share - Basic and Diluted (note 21)	$(0.018)	(0.021)	$(0.023)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	187,869,637	167,184,272	139,893,312

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-5

Consolidated Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2014	126,343,686	$158,553,485	$3,863,018	$15,270,866	$123,576	$(64,716,545)	$113,094,400
Equity offerings (note 13b)	26,391,796	7,295,234	184,370	-	-	-	7,479,604
Issue for other considerations (note 13b)	-	-	1,184	-	-	-	1,184
Exercise of options (note 13b)	50,000	11,000	-	-	-	-	11,000
Reserve transferred on exercise of options	-	4,282	-	(4,282)	-	-	-
Compensation warrants issued on equity offerings (note 13b)	-	-	-	-	95,662		95,662
Share based compensation (note 13d)	-	-	-	978,358	-	-	978,358
Share issuance costs - cash	-	(1,075,249)	(24,703)	-	-	-	(1,099,952)
Share issuance costs – compensation warrants issued	-	(92,761)	(2,901)	-	-	-	(95,662)
Net loss for the year	-	-	-	-	-	(3,176,374)	(3,176,374)

Balance at August 31, 2015	152,785,482	$164,695,991	$4,020,968	$16,244,942	$219,238	$(67,892,919)	$117,288,220
Equity offerings (note 13b)	26,253,724	2,592,656	317,030	-	-	-	2,909,686
Issue for other considerations (note 13b)	-	-	1,353	-	-	-	1,353
Exercise of warrants (note 13b)	125,000	18,750	-	-	-	-	18,750
Reserve transferred on exercise of warrants (note 13b)	-	3,049	(3,049)	-	-	-	-
Exercise of brokers’ compensation warrants (note 13b)	360,000	45,000	-	-	-	-	45,000
Reserve transferred on exercise of compensation warrants	-	19,573	-	-	(19,573)	-	-
Compensation warrants issued on equity offerings (note 13b)	-	-	-	-	54,447	-	54,447
Share based compensation (note 13d)	-	-	-	455,475	-	-	455,475
Share issuance costs - cash	-	(150,174)	(16,580)	-	-	-	(166,754)
Share issuance costs – compensation warrants issued	-	(43,491)	(6,021)	-	-	-	(49,512)
Net loss for the year	-	-	-	-	-	(3,539,645)	(3,539,645)

Balance at August 31, 2016	179,524,206	$167,181,354	$4,313,701	$16,700,417	$254,112	$(71,432,564)	$117,017,020
Equity offerings (note 13b)	13,545,454	2,064,182	-	-	-	-	2,064,182
Issue for other considerations (note 13b)	500,000	92,500	-	-	-	-	92,500
Conversion of redeemable preferred shares	890,861	110,250	-	-	-	-	110,250
Exercise of warrants (note 13b)	2,275,000	341,250	-	-	-	-	341,250
Reserve transferred on exercise of warrants	-	55,488	(55,488)	-	-	-	-
Compensation warrants issued on equity offerings (note 13b)	-	-	-	-	40,054	-	40,054
Share based compensation (note 13d)	-	-	-	254,994	-	-	254,994
Share issuance costs – cash	-	(211,765)	-	-	-	-	(211,765)
Share issuance costs – compensation warrants issued	-	(40,054)	-	-	-	-	(40,054)
Net loss for the year	-	-	-	-	-	(3,357,321)	(3,357,321)

Balance at August 31, 2017	196,735,521	$169,593,205	$4,258,213	$16,955,411	$294,166	$(74,789,885)	$116,311,110

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-6

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2017	2016	2015
Operating Activities

Cash paid to employees	$(1,620,250)	$(1,669,257)	$(2,020,914)
Cash paid to suppliers	(1,162,240)	(1,646,458)	(1,866,686)
Interest received	28,211	50,374	62,019

Cash Used By Operating Activities	(2,754,279)	(3,265,341)	(3,825,581)

Financing Activities

Net proceeds from equity offerings	2,159,353	2,955,112	7,290,345
Proceeds from exercise of warrants	341,250	18,750	-
Net proceeds from issuance of preferred shares	2,260,153	-	-
Proceeds from exercise of stock options	-	-	11,000
Proceeds from exercise of brokers’ compensation warrants	-	45,000	-

Cash Provided by Financing Activities	4,760,756	3,018,862	7,301,345

Investing Activities

Exploration and evaluation assets	(2,160,674)	(3,439,231)	(1,947,465)
Property, plant and equipment	(127,579)	(210,815)	(2,323,514)

Cash Used by Investing Activities	(2,288,253)	(3,650,046)	(4,270,979)

Change in Cash and Cash Equivalents	(281,776)	(3,896,525)	(795,215)

Foreign Exchange Effect on Cash	(5,137)	9,274	25,355

Cash and Cash Equivalents – beginning of year	1,360,487	5,247,738	6,017,598

Cash and Cash Equivalents – end of year	$1,073,574	$1,360,487	$5,247,738

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental Cash Flow Information (note 19)

Avalon Advanced Materials Inc.	Page F-7

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

1.	Nature of Operations and Going Concern Uncertainty

Avalon Advanced Materials Inc. (“Avalon”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQX® Best Market (OTCQX: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon, together with its subsidiaries (collectively, the “Company”) is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties, located principally in Canada. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset – the Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) and its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves (where not already identified), the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior years, with a net loss of $3,357,321 for the year ended August 31, 2017 (2016 - $3,539,645) and an accumulated deficit of $74,789,885 as at August 31, 2017 (2016 – $71,432,564). The Company’s cash and cash equivalents balance at August 31, 2017 was $1,073,574 (2016 - $1,360,487), working capital was $324,974 (2016 - $652,436). Excluding the deferred flow-through share premium of $49,467 (2016 - $96,617) and the liability for warrants denominated in foreign currency of $181,671 (2016 - $411,418), the Company’s adjusted working capital as at August 31, 2017 was $556,112 (calculated by adding back the deferred flow- through share premium of $49,467 and the liability for warrants denominated in foreign currency of $181,671 to the working capital of $324,974). The adjusted working capital as at August 31, 2016 was $1,160,471.

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at August 31, 2017, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $538,510 by December 31, 2018. These amounts represent the remaining balance of the required expenditures resulting from the private placements completed in June and August 2017. As at August 31, 2016, the Company was required to incur additional CEE of $495,195 by December 31, 2017, which had been incurred during the year ended August 31, 2017. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings. In November 2017, the Company completed a private placement and issued 3,215,000 flow-through common shares and 4,800,000 non-flow-through units for gross proceeds of $1,042,175 and is required to incur CEE of $466,175 by December 31, 2018 (in addition to the CEE requirement of $538,510 noted above).

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on November 24, 2017.

Avalon Advanced Materials Inc.	Page F-8

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”), and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”).

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

Functional and Presentation Currency

Items included in the consolidated financial statements of the Company and each of its subsidiaries (the “Group”) are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the Canadian dollar (“$”). The consolidated financial statements of the Group are presented in Canadian dollars.

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
For the Years Ended August 31, 2017, 2016 and 2015

3.	Summary of Significant Accounting Policies (continued)

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale. At the present time, the functional currency of the Company and its subsidiaries is Canadian dollar and hence this does not currently apply to the Company.

b)	Share Based Payments

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

c)	Leases

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

d)	Income Taxes

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

Avalon Advanced Materials Inc.	Page F-10

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

3.	Summary of Significant Accounting Policies (continued)

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

e)	Flow-through Shares

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

The Company recognizes a proportion of the Flow-through Share Premium through the consolidated statement of comprehensive loss as a reduction of deferred income tax expense with a corresponding reduction to the deferred flow-through share premium liability as the eligible flow-through expenditures are incurred.

Avalon Advanced Materials Inc.	Page F-11

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

3.	Summary of Significant Accounting Policies (continued)

	f)	Loss per Share

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

	g)	Other Comprehensive Income (Loss)

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

	h)	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, such as bankers’ acceptance notes, treasury bills and guaranteed investment certificates (“GICs”).

	i)	Exploration and Evaluation Assets

These assets relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and evaluation stage.

Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized as exploration and evaluation assets until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortized.

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
For the Years Ended August 31, 2017, 2016 and 2015

3.	Summary of Significant Accounting Policies (continued)

The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the existence of markets and/or long term contracts for the product, and the ability to obtain the relevant operating permits.

All subsequent expenditures to ready the property for production are capitalized within development assets, other than those costs related to the construction of property, plant and equipment.

Once production has commenced, all costs included in development assets are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore the property are recorded as an expense in the period in which they are incurred.

j)	Property, plant and equipment

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

Avalon Advanced Materials Inc.	Page F-13

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

3.	Summary of Significant Accounting Policies (continued)

	k)	Impairment of Non-Financial Assets

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

	l)	Financial Instruments

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
For the Years Ended August 31, 2017, 2016 and 2015

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

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Convertible redeemable preferred shares	FVTPL	Fair value
Derivative liabilities	FVTPL	Fair value
Warrants denominated in foreign currency	FVTPL	Fair value

Avalon Advanced Materials Inc.	Page F-15

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

3.	Summary of Significant Accounting Policies (continued)

	m)	Site Closure and Reclamation Provision

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

	n)	Other Provisions

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

	o)	Related Party Disclosure

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

	p)	Segment Reporting

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

Avalon Advanced Materials Inc.	Page F-16

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

3.	Summary of Significant Accounting Policies (continued)

	q)	Critical Accounting Judgments and Estimation Uncertainties

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

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses its long-lived assets, specifically all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

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
For the Years Ended August 31, 2017, 2016 and 2015

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

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Exploration and evaluation costs incurred that have been determined to have future economic benefits and can be economically recoverable are capitalized. In making this judgment, management assesses various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective for the year ended August 31, 2017:

	a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39,

Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements. However it is expected that the adoption of IFRS 9 will not have any significant impact on the Company’s consolidated financial statements given its current business model and the amount of its financial assets.

Avalon Advanced Materials Inc.	Page F-18

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

4.	Recent Accounting Pronouncements (continued)

	b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements. However it is expected that the adoption of IFRS 15 will not have any significant impact on the Company’s consolidated financial statements as the Company is not currently generating any significant revenue.

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

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31,	August 31,
	2017	2016

Cash held in bank accounts	$317,162	$250,445
Guaranteed investment certificates	756,412	1,110,042

	$1,073,574	$1,360,487

Avalon Advanced Materials Inc.	Page F-19

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

6.	Exploration and Evaluation Assets

	September 1,		Impairment	August 31,
	2015	Expenditures	Loss	2016

Separation Rapids Lithium Project (a)	$5,637,890	$1,843,520	$-	$7,481,410
East Kemptville Tin-Indium Project (b)	3,148,165	1,862,905	-	5,011,070
Miramichi Tin Property (c)	202,925	15,695	(218,620)	-
Mount Douglas Tin-Tungsten Property (d)	-	46,663	-	46,663
Warren Township Anorthosite Project (e)	-	5,318	(5,318)	-
Other (f)	15,000	13,101	-	28,101

	$9,003,980	$3,787,202	$(223,938)	$12,567,244

	September 1,		Impairment	August 31,
	2016	Expenditures	Loss	2017

Separation Rapids Lithium Project (a)	$7,481,410	$2,042,200	$-	$9,523,610
East Kemptville Tin-Indium Project (b)	5,011,070	311,352	-	5,322,422
Mount Douglas Tin-Tungsten Property (d)	46,663	88,446	(135,109)	-
Warren Township Anorthosite Project (e)	-	3,080	(3,080)	-
Other (f)	28,101	26,828	(39,929)	15,000

	$12,567,244	$2,471,906	$(178,118)	$14,861,032

Avalon Advanced Materials Inc.	Page F-20

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

6.	Exploration and Evaluation Assets (continued)

	a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario. During the year ended August 31, 2017, the Company acquired a 100% interest in seven mineral claims located adjacent to the north and west of the Company’s existing Separation Rapids property and issued 500,000 common shares at the fair value of $0.185 per share.

	b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

In September 2014, the Company submitted an application for a new special licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new special licence reflecting the entire original mine site. The current special licence has a term of three years beginning February 2, 2015 and includes a requirement to incur $5.25 million in expenditures by January 31, 2018 (of which $3,152,858 had been incurred by August 31, 2017). Subsequent to the year ended August 31, 2017, the Company has commenced the process toward converting the Special Licence into a mining lease.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

	c)	Miramichi Tin Property, New Brunswick

The Company owned a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

As at August 31, 2016, the Company had decided not to renew the claims when they were due for renewal in September 2016, accordingly the cost incurred to-date of $218,620 had been written off as an impairment loss during the year ended August 31, 2016. These claims expired in September 2016.

	d)	Mount Douglas Tin-Tungsten Property, New Brunswick

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. As at August 31, 2017, the Company had decided to terminate the option agreement, accordingly the cost incurred to-date of $135,109 had been written off as an impairment loss during the year ended August 31, 2017. These claims were returned to the original owner in September 2017.

	e)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2018. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at August 31, 2017 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at August 31, 2017 to be $nil.

Avalon Advanced Materials Inc.	Page F-21

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

6.	Exploration and Evaluation Assets (continued)

	f)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located south of St. George, New Brunswick. During the year ended August 31, 2017, the Company had terminated the option agreement and returned these claims to the original owners and, accordingly, the cost incurred to-date of $39,929 had been written off as an impairment loss during the year ended August 31, 2017.

Avalon Advanced Materials Inc.	Page F-22

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

7.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2015	$103,122,245	$646,860	$301,556	$74,455	$680,884	$94,594	$104,920,594
Additions	298,081	-	-	-	-	-	298,081
As at August 31, 2016	103,420,326	646,860	301,556	74,455	680,884	94,594	105,218,675
Additions	198,342	-	36,603	-	2,975	-	237,920
Disposals	-	-	(120,069)	-	-	-	(120,069)
As at August 31, 2017	$103,618,668	$646,860	$218,090	$74,455	$683,859	$94,594	$105,336,526

Accumulated Depreciation
As at September 1, 2015	$-	$192,178	$226,295	$537	$559,419	$74,876	$1,053,305
Depreciation expense	-	26,485	22,507	3,223	36,440	15,775	104,430
As at August 31, 2016	-	218,663	248,802	3,760	595,859	90,651	1,157,735
Depreciation expense	-	24,366	32,715	3,223	26,747	3,943	90,994
Disposals	-	-	(120,069)	-	-	-	(120,069)
As at August 31, 2017	$-	$243,029	$161,448	$6,983	$622,606	$94,594	$1,128,660

Net Book Value
As at August 31, 2016	$103,420,326	$428,197	$52,754	$70,695	$85,025	$3,943	$104,060,940
As at August 31, 2017	$103,618,668	$403,831	$56,642	$67,472	$61,253	$-	$104,207,866

Avalon Advanced Materials Inc.	Page F-23

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

7.	Property, Plant and Equipment (continued)

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

The property is subject to an underlying 2.5% net smelter returns (“NSR”) royalty agreement. which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.46 million.

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

In conjunction with the Accommodation Agreement, the Company had issued 10,000 common shares of the Company in August 2012 and granted an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN since signing the Accommodation Agreement until August 31, 2016 (of which 10,000 warrants were granted during the year ended August 31, 2016). The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project.

8.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2015	$293,808
Increase relating to flow-through common shares issued (note 13b)	218,949
Decrease relating to CEE incurred	(416,140)

Balance – August 31, 2016	96,617
Increase relating to flow-through common shares issued (note 13b)	270,318
Decrease relating to CEE incurred	(317,468)

Balance – August 31, 2017	$49,467

Avalon Advanced Materials Inc.	Page F-24

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

9.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective years:

	Number
	of Warrants	Amount

Balance – September 1, 2015	6,466,513	$288,857
Increase (Decrease) in fair value	-	122,561

Balance – August 31, 2016	6,466,513	411,418
Increase (Decrease) in fair value	-	(229,747)

Balance – August 31, 2017	6,466,513	$181,671

In June 2014, the Company issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit (“US$ Unit”) pursuant to a security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each US$ Unit was comprised of one common share and 0.70 of one common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2017 is US$0.5223.

In accordance with IAS 32 and IAS 39, the fair value of the warrant component of the Unit has been classified as a financial liability at FVTPL and recorded at fair value at the time of issuance, and was re- measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

10.	Convertible Redeemable Preferred Shares

In March 2017, the Company entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period, which expired on July 11, 2017 (the “Hold Period”).

The Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. After the Hold Period, the Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price (“VWAP”) of the common shares on the TSX immediately prior to the date that notice of conversion is given (the “Conversion Option”).

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

After the Hold Period, Lind has the basic right to convert 25 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 100 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Avalon Advanced Materials Inc.	Page F-25

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

10.	Convertible Redeemable Preferred Shares (continued)

Lind is also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the “Put Option”), upon the occurrence of certain events as set out in the Agreement (most of which are beyond the Company’s control) (the “Redemption Events”). The triggering Redemption Events include certain key financial and non- financial conditions, which include change of control, insolvency and liquidity conditions etc. as defined in the Agreement. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. No Redemption Event had occurred since the issuance of the Preferred Shares.

The Company has the right to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the “Call Option”). The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series A2 Option”). Lind will also receive a certain number of Series A2 warrants (“A2 Warrants”) when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

In connection with this private placement, the Company also incurred other issuance costs of $114,847.

The Preferred Share is a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option.

The economic characteristics and risks of the Conversion Option are different from that of the host contract (the Preferred Share) in that it allows Lind to convert the Preferred Shares (a debt instrument) into the Company’s common shares (an equity instrument) at a price per common share equal to 85% of the five day VWAP of the common share, thus the Conversion Option can be measured separately from the Preferred Share. In addition, the number of common shares to be issued upon conversion is variable and does not meet the “a fixed amount of cash for a fixed number of equity instruments” requirement to be classified as an equity instrument under IAS 32 Financial Instruments: Presentation (“IAS 32”). As such, the Company had designated the entire hybrid contract (the Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value, the total fair value of the Preferred Shares at issuance is therefore $2,625,000.

The exercise price of the A1 Warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the A1 Warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, The A1 Warrant had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

The fair value of the A1 Warrants was estimated at $236,488 (or $0.0343 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the A1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.10%; expected life of 4.0 years; and expected volatility of 35%.

Avalon Advanced Materials Inc.	Page F-26

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

10.	Convertible Redeemable Preferred Shares (continued)

Cash issuance costs incurred relating to this private placement totaled $239,847 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

The fair values of the Preferred Shares and the A1 warrants at issuance totaled $2,861,488 and the excess of this amount over the gross proceeds ($2,500,000) of $361,488 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost.

A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount

Balance – September 1, 2015 and August 31, 2016	-	$-
Preferred shares issued	500	2,625,000
Increase in fair value	-	131,250
Converted to common shares	(20)	(110,250)

Balance – August 31, 2017	480	$2,646,000

The number of common shares to be issued would be 21,176,470 if all of the outstanding Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.14 on August 31, 2017.

11.	Derivative Liabilities

The derivative liabilities consist of the A1 Warrants.

The following table reconciles the outstanding A1 Warrants to purchase common shares of the Company at the beginning and end of the respective years:

	Number
	of Warrants	Amount

Balance – September 1, 2015 and August 31, 2016	-	$-
Issued	6,900,000	236,488
Increase (decrease) in fair value	-	(103,326)

Balance – August 31, 2017	6,900,000	$133,162

12.	Site Closure and Reclamation Provision

A summary of the changes in the site closure and reclamation provision is set out below:

	August 31,	August 31,
	2017	2016

Balance - beginning of year	$263,600	$263,600
Increase in provision for site closure and reclamation costs	40,000	-

Balance – end of year	$303,600	$263,600

Avalon Advanced Materials Inc.	Page F-27

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

12.	Site Closure and Reclamation Provision (continued)

As at August 31, 2017, the current estimated closure costs to reclaim the Company’s Nechalacho exploration camp site at Thor Lake, the Separation Rapids and the Warren Township exploration sites are $250,000, 40,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred over the years of 2040 and 2041. The expected undiscounted future cash flow is estimated to be $508,000 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

13.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 500 have been issued and 480 are outstanding as at August 31, 2017.

b)	Common Shares

Common shares issued during the years ended August 31, 2015, 2016 and 2017 are as follows:

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

During the year ended August 31, 2016, the Company had issued 1,553,724 common shares for gross proceeds of $248,086 (US$187,696) pursuant to the Sales Agreement and paid cash commissions totaling $7,443 (US$5,631). The Company had recognized the balance of the prepaid transaction costs of $17,257 as share issuance costs.

The Sales Agreement expired in October 2015.

Avalon Advanced Materials Inc.	Page F-28

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

ii)

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

As at August 31, 2015, the Company had incurred CEE of $1,876,977 related to the December 2014 Private Placement and the balance of $548,104 was incurred by December 31, 2015. Accordingly, the Company had recognized a pro rata amount of the flow-through share premium of $347,589 and $101,500 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability during the years ended August 31, 2015 and August 31, 2016, respectively.

iii)

In May 2015, the Company completed a prospectus offering (the “Prospectus Offering”) and issued 6,410,254 flow-through common shares at $0.39 per share and 4,431,970 Units at $0.34 per Unit (the “Unit Price”) for total gross proceeds of $4,006,869, of which 50,000 Units were issued to the spouse of Mr. Donald Bubar. Each Unit consisted of one common share and one-half of one non- transferrable common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $0.425 per share, until November 27, 2016.

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

In connection with the Prospectus Offering, the Company paid cash commission of $240,412, incurred other issuance costs of $296,451 and issued 650,533 non-transferrable compensation warrants. Each compensation warrant entitled the holder to purchase one common share of the Company at an exercise price of $0.34 per share until November 27, 2016. The estimated fair value of the compensation warrants totaled $63,044. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.63%; expected life of 1.5 years; and expected volatility of 69%.

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

Avalon Advanced Materials Inc.	Page F-29

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $192,308 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on May 27, 2015. The CEE expenditures renounced relating to the Prospectus Offering were incurred during the year ended August 31, 2016, accordingly the Company has recognized a deferred income tax recovery $192,308 through the consolidated statement of comprehensive loss with a corresponding reduction to the deferred flow-through share premium liability during the year ended August 31, 2016.

iv)

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

The fair value of the warrant component of the Flow-Through Unit was estimated at $0.0196 and the fair value of the flow-through feature of the Flow-Through Unit was estimated at $0.0313. Using the relative fair value method, the Flow-Through Unit price of $0.125 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.0917, $0.0128, and $0.0205, respectively.

The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.48%; expected life of 2.0 years; and expected volatility of 64%. The fair value of the flow-through feature (flow-through share premium) is estimated by multiplying the CEE amount to be renounced per Flow-Through Unit of $0.1249 by the Company’s current tax rate of 25%.

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

The total flow-through share premium of $108,549 (net of issuance costs of $14,451) was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 24, 2015. The CEE expenditures renounced relating to the December 2015 Private Placement were incurred during the year ended August 31, 2016, accordingly the Company has recognized a deferred income tax recovery $108,549 through the consolidated statement of comprehensive loss with a corresponding reduction to the deferred flow-through share premium liability during the year ended August 31, 2016.

Avalon Advanced Materials Inc.	Page F-30

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

v)

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

vi)

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

The fair value of the FT Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 74%. The fair value of the flow-through feature (flow-through share premium”) was estimated by multiplying the CEE amount to be renounced per FT Unit of $0.1749 by the Company’s current tax rate of 25%.

Avalon Advanced Materials Inc.	Page F-31

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

Of the Non-FT Unit price of $0.125, $0.1117 was allocated to the common share component of the Non-FT Unit and the balance of $0.0133 was allocated to the warrant component of the Non-FT Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the date the terms of the private placement were finalized, which was $0.15, and the estimated fair value of a whole Non-FT Warrant of $0.0356. The fair value of the Non- FT Warrant was estimated using the Black-Scholes pricing model, with the same assumptions as for the FT Warrant.

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

The total flow-through share premium of $110,400 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on March 29, 2016. As at August 31, 2016, the Company had incurred CEE of $65,505 related to the March 2016 Private Placement and the balance of $459,195 had been incurred during the year ended August 31, 2017. Accordingly, the Company had recognized a pro rata amount of the flow-through share premium of $13,783 and $96,617 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability during the years ended August 31, 2016 and August 31, 2017, respectively.

vii)

On November 7, 2016, the Company completed a private placement (the “November 2016 Private Placement”) and issued 4,545,454 flow-through common shares at $0.22 per share for gross proceeds of $1,000,000.

In connection with the November 2016 Private Placement, the Company paid finders’ fees of $60,000, incurred other issuance costs of $11,351 and issued 272,727 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.25 per share until November 7, 2018. The estimated fair value of the compensation warrants totaled $12,747. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.70%; expected life of 2.0 years; and expected volatility of 74%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $181,818 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on November 7, 2016.

viii)

On December 23, 2016, the Company completed a private placement (the “December 2016 Private Placement”) and issued 2,500,000 flow-through common shares at $0.15 per share for gross proceeds of $375,000.

Avalon Advanced Materials Inc.	Page F-32

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

In connection with the December 2016 Private Placement, the Company paid finders’ fees of $22,500, incurred other issuance costs of $15,367 and issued 150,000 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until December 23, 2018. The estimated fair value of the compensation warrants totaled $9,189. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.78%; expected life of 2.0 years; and expected volatility of 85%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $25,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 23, 2016.

ix)	On June 12, 2017, the Company completed a private placement (the “June 2017 Private Placement”) and issued 3,400,000 flow-through common shares at $0.15 per share for gross proceeds of $510,000.

In connection with the June 2017 Private Placement, the Company paid finders’ fees of $30,600, incurred other issuance costs of $23,069 and issued 204,000 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until June 12, 2019. The estimated fair value of the compensation warrants totaled $10,463. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.83%; expected life of 2.0 years; and expected volatility of 66%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $17,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on June 12, 2017.

x)	On August 16, 2017, the Company completed a private placement (the “August 2017 Private Placement”) and issued 3,100,000 flow-through common shares at $0.145 per share for gross proceeds of $449,500.

In connection with the August 2017 Private Placement, the Company paid finders’ fees of $26,970, incurred other issuance costs of $21,908 and issued 186,000 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.145 per share until August 16, 2019. The estimated fair value of the compensation warrants totaled $7,655. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.23%; expected life of 2.0 years; and expected volatility of 63%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $46,500 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on August 16, 2017.

Avalon Advanced Materials Inc.	Page F-33

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

	c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2014	1,252,500	(1)	$0.607
Issued pursuant to equity offerings (Note 13(iii))	2,215,985		0.425
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.210

Balance – August 31, 2015	3,478,485	(1)	$0.490
Issued pursuant to equity offerings (Note 13b(iv) (v) (vi))	12,350,000		0.164
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.230
Exercised	(125,000)		0.150

Balance – August 31, 2016	15,713,485	(1)	$0.237
Exercised	(2,275,000)		0.150
Expired	(3,448,485)		0.490

Balance – August 31, 2017	9,990,000	(1)	$0.169

(1) Does not include the 6,466,513 US$ Warrants and 6,900,000 A1 Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 0.5 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Notes 9 and 11, the Company also has the following warrants outstanding as at August 31, 2017:

i)	6,466,513 US$ Warrants with an adjusted exercise price of US$0.5223 per share and are exercisable until June 13, 2021; and

ii)	6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

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

Avalon Advanced Materials Inc.	Page F-34

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2014	8,630,250	$ 2.02
Granted	2,620,000	0.27
Exercised	(50,000)	0.22
Expired	(1,200,250)	1.94
Forfeited	(225,000)	2.51

Balance – August 31, 2015	9,775,000	$ 1.56
Granted	2,140,000	0.16
Expired	(1,125,000)	4.46
Forfeited	(150,000)	2.13

Balance – August 31, 2016	10,640,000	$ 0.96
Granted	3,180,000	0.17
Expired	(3,075,000)	2.15
Forfeited	(410,000)	0.86

Balance – August 31, 2017	10,335,000	$ 0.37

As at August 31, 2017, there were 7,223,750 options vested (August 31, 2016 – 7,551,250, August 31, 2015 – 6,570,000) with an average exercise price of $0.42 per share (August 31, 2016 - $1.15, August 31, 2015 - $1.89), that were exercisable.

No stock options were exercised during the years ended August 31, 2016 and 2017. During the year ended August 31, 2015, an aggregate of 50,000 stock options were exercised at the weighted average exercise price of $0.22 per share, and the weighted average closing market share price on the date preceding the date of exercise was $0.36 per share.

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the year ended August 31, 2017 was $254,994 (2016 - $455,475, 2015 - $978,358), of which $3,172 (2016 - $5,633, 2015 - $98,730) was capitalized to property, plant and equipment, $66,082 (2016 - $103,407, 2015 - $87,812) was capitalized as exploration and evaluation assets, $2,632 (2016 - $1,000, 2015 - $2,936) was charged to operations as general exploration expenses, with the balance of $183,108 (2016 - $345,435, 2015 - $788,880) charged to operations as share based compensation expense.

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

Avalon Advanced Materials Inc.	Page F-35

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

The weighted average assumptions for grants during the years ended August 31, 2017, August 31, 2016 and August 31, 2015 are as follows:

	August 31,	August 31,	August 31,
	2017	2016	2015

Exercise price	$0.17	$0.16	$0.27
Closing market price on day preceding date of grant	$0.17	$0.16	$0.27
Risk-free interest rate	0.75%	0.53%	0.94%
Expected life (years)	3.0	3.5	3.1
Expected volatility	77%	71%	64%
Expected dividend yield	Nil	Nil	Nil
Grant date fair value	$0.08	$0.08	$0.12
Forfeiture rate	16%	16%	17%

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2017:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$1.00 - $1.44	515,000	515,000	0.4 years
$0.70 - $0.99	1,385,000	1,153,750	1.3 years
$0.40 - $0.69	1,290,000	1,113,750	1.7 years
$0.20 - $0.39	2,555,000	1,841,250	2.6 years
$0.11 - $0.19	4,590,000	2,600,000	2.8 years

	10,335,000	7,223,750

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at August 31, 2015, August 31, 2016 and August 31, 2017:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – September 1, 2014	554,273	$0.61
Issued pursuant to equity offerings (Note 13b(ii)(iii))	1,178,339	0.31

Balance – August 31, 2015	1,732,612	$0.45	(1)
Issued pursuant to equity offerings (Note 13b(iv)(v)(vi))	840,000	0.13
Exercised	(360,000)	0.13

Balance – August 31, 2016	2,212,612	$0.38	(1)
Issued pursuant to equity offerings (Note 13b(viii)(ix)(x))	812,727	0.18
Expired	(1,732,612)	0.44

Balance – August 31, 2017	1,292,727	$0.16

(1)

554,273 of the compensation warrants outstanding as at August 31, 2015 and throughout the period to August 31, 2016 were denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ had been reflected in the weighted average exercise price as at August 31, 2015 and as at August 31, 2016.

Avalon Advanced Materials Inc.	Page F-36

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

13.	Share Capital (continued)

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at August 31, 2017, the Company has the following compensation warrants outstanding:

(i)	300,000 compensation warrants with an exercise price of $0.11 per common share, which are exercisable until the earlier of March 11, 2018 or the Accelerated Expiry Date;

(ii)	180,000 compensation warrants with an exercise price of $0.175 per common share, which are exercisable until March 29, 2018.

(iii)	272,727 compensation warrants with an exercise price of $0.25 per common share, which are exercisable until November 7, 2018;

(iv)	150,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 23, 2018;

(v)	204,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until June 12, 2019; and

(vi)	186,000 compensation warrants with an exercise price of $0.145 per common share, which are exercisable until August 16, 2019.

14.	Corporate and Administrative Expenses

Corporate and administrative expenses for the years ended August 31, 2017, 2016 and 2015 consist of the following:

	August 31,	August 31,	August 31,
	2017	2016	2015

Salaries and benefits(1)	$1,509,865	$1,607,078	$1,981,542
Directors’ fees	83,404	86,321	125,631
Consulting and professional fees	368,610	546,675	691,196
Office, insurance and other expenses	336,744	381,710	430,441
Occupancy	310,842	303,096	340,322
Shareholders’ communications and filing fees	150,607	176,624	233,796
Travel and related costs	117,720	119,914	146,392

	$2,877,792	$3,221,418	$3,949,320

(1)

These figures do not include share based compensation. Employees’ salaries, benefits including share based compensation expensed for the year ended August 31, 2017 totaled $1,694,241 (2016 - $1,830,114, 2015 – $2,424,197).

15.	Write-off of Land Acquisition Option Payments

During the year ended August 31, 2014, the Company entered into an option agreement to purchase a land parcel in Geismar, Louisiana. During the year ended August 31, 2015, the option payments made totaling $212,960 were written off after the option agreement had expired.

Avalon Advanced Materials Inc.	Page F-37

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

16.	Capital Management

Capital of the Company consists of the components of shareholders’ equity, convertible and redeemable preferred shares, warrants denominated in foreign currency and the A1 Warrants.

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

As disclosed in Note 9, the holder of the Preferred Shares Lind is also entitled to accelerate its conversion right, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain Redemption Events. The Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at predetermined price. No Redemption Event had occurred since the issuance of the Preferred Shares.

The Company does not have any externally imposed capital requirements other than those Redemption Events as discussed above. There were no significant changes to the Company’s approach to capital management during the year ended August 31, 2017.

17.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions with related parties during each of the years ended August 31, 2017, 2016 and 2015, other than the participation by certain related parties in certain equity offerings as listed below:

	(i)	in December 2014, pursuant to the December 2014 Private Placement, Mr. Donald Bubar subscribed for 185,000 flow-through shares at $0.27 per share (note 12(b)(ii));

	(ii)	in May 2015, pursuant to the Prospectus Offering, the spouse of Mr. Donald Bubar subscribed for 50,000 Units at $0.34 per (note 12(b)(iii)); and

	(iii)	on March 11, 2016, pursuant to the Private Placement, Mr. Donald Bubar subscribed for 1,000,000 PP Units at $0.10 per unit (note 12(b)(v)).

Avalon Advanced Materials Inc.	Page F-38

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

17.	Related Party Disclosures (continued)

	b)	Compensation of key management personnel

The remuneration of directors and other key members of the Company’s senior management team during the years ended August 31, 2017, August 31, 2016 and August 31, 2015 are as follows:

	August 31,	August 31,	August 31,
	2017	2016	2015

Salaries, benefits and directors’ fees(1)	$1,744,508	$1,803,314	$1,957,710
Share based compensation(2)	281,657	337,541	691,224

	$2,026,165	$2,140,855	$2,648,934

(1)	Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $571,471 (2016 - $603,415, 2015 - $580,535).
(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

18.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company’s warrants denominated in a currency that is not the functional currency of the Company and the A1 Warrants are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair value of the Company’s Preferred Shares is based on Level 3 inputs, including applicable redemption amounts and redemption premium. As the Company has the right to redeem the Preferred Shares at any time and the fair value of the Preferred Shares is the amount the Company has to pay to redeem the Preferred Shares, and is the redemption amount as specified in the Agreement plus 5% redemption premium.

Fair Values

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2017. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Avalon Advanced Materials Inc.	Page F-39

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

18.	Financial Instruments (continued)

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

As at August 31, 2017, the Company has current assets of $1,367,481 and current liabilities of $1,042,507. As disclosed in Note 10, the holder of the Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $2,520,000 as at August 31, 2017) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $49,467 and the liability for warrants denominated in foreign currency of $181,671, the Company’s adjusted working capital as at August 31, 2017 was $556,112, (calculated by adding back the deferred flow-through share premium of $49,467 and the liability for warrants denominated in foreign currency of $181,671 to the working capital of $324,974). As the de-recognition of the deferred flow-through share premium and the liability for warrants denominated in foreign currency will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of August 31, 2017:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$811,369	$-	$-	$811,369
Operating lease obligations	315,995	421,327	-	737,322

	$1,127,364	$421,327	$-	$1,548,691

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 10, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2017.

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

Avalon Advanced Materials Inc.	Page F-40

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

18.	Financial Instruments (continued)

Sensitivity analysis

Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $1,073,574, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Other than the US$ Warrants as disclosed in note 10, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2017, and its anticipated on-going expenditures to be transacted in US dollars for the next twelve month period is approximately US$250,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

19.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2017, August 31, 2016 and August 31, 2015 are as follows:

	August 31,	August 31,	August 31,
	2017	2016	2015
Share based compensation capitalized as property, plant and equipment (note 13d)	$3,172	$5,633	$98,730
Share based compensation capitalized as exploration and evaluation assets (note 13d)	66,082	103,407	87,812
Depreciation expense capitalized as property, plant and equipment	46,912	57,265	76,218
Depreciation expense capitalized as exploration and evaluation assets	8,424	8,883	1,351
Warrants issued pursuant to the Accommodation Agreement and capitalized as property, plant and equipment (note 7a)	-	1,353	1,184
Common shares issued for exploration and evaluation assets	92,500	-	-

	$217,090	$176,541	$265,295

Avalon Advanced Materials Inc.	Page F-41

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

20.	Income Taxes

	a)	Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31,	August 31,	August 31,
	2017	2016	2015

Net loss for the year before income taxes	$3,674,789	$3,955,785	$3,523,963
Combined Canadian federal and provincial tax rate	25.0%	25.4%	25.1%

Expected income tax recovery at statutory rates	918,697	1,004,769	884,515
Share based compensation	(45,777)	(87,740)	(198,009)
Non-deductible financing transaction costs	(90,372)	-	-
Other non-deductible expenses	(6,708)	(8,697)	(6,279)
Non-allowable portion of capital loss	-	-	(26,726)
Exploration expenditures to be renounced	-	(16,638)	-
Non-taxable (non-deductible) change in fair value of financial instruments	50,456	(31,130)	359,373
Losses and other deductions for which no benefit has been recognized	(508,828)	(444,424)	(665,285)

Deferred income tax recoveries	$317,468	$416,140	$347,589

b)	Income Tax Effect of Temporary Differences Recognized

The tax effects of temporary differences recognized as at August 31, 2017 and August 31, 2016 are as follows:

	August 31,	August 31,
	2017	2016
Deferred income tax assets
Exploration and evaluation assets	$20,988,308	$20,954,149
Scientific research and experimental developmental expenditures	4,594,950	4,502,603
	25,583,258	25,456,752
Deferred income tax liabilities
Property plant and equipment	(25,583,258)	(25,456,752)

Net deferred income tax assets	$-	$-

Avalon Advanced Materials Inc.	Page F-42

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

20.	Income Taxes (continued)

	c)	Income Tax Temporary Differences Not Recognized

The deductible income tax temporary differences that have not been recognized as deferred income tax assets as at August 31, 2017 and August 31, 2016 are as follows:

	August 31,	August 31,
	2017	2016

Non-capital loss carryforwards	$28,092,197	$26,034,890
Scientific research and experimental developmental expenditures	8,987,956	9,640,972
Share issuance costs	1,226,581	1,453,037
Capital loss carry forwards	2,294,535	2,294,535

Deductible temporary differences not recognized	$40,601,269	$39,423,434

The Company also has non-refundable investment tax credit carry forwards of $5,817,339 (2016 - $5,817,339), which has not been recognized as a deferred income tax asset.

d)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $26,424,000 (2016 - $24,367,000, 2015 - $22,253,000) available to reduce future years’ Canadian taxable income. These losses will expire as follows:

2026	$ 156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000
2033	4,151,000
2034	4,211,000
2035	3,507,000
2036	2,114,000
2037	2,057,000

The Company also has net operating losses of approximately $1,668,000 (2016 - $1,668,000, 2015 - $1,668,000) to reduce future years’ U.S. taxable income. These losses will expire as follows:

2031	$ 5,000
2032	2,000
2033	3,000
2034	1,658,000

e)	Capital Losses

The Company has capital losses carried forward of approximately $2,295,000 (2016 - 2,295,000, 2015 - $2,295,000) available to reduce future years’ Canadian taxable capital gains.

Avalon Advanced Materials Inc.	Page F-43

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

21.	Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31,	August 31,	August 31,
	2017	2016	2015

Weighted average number of common shares used in the calculation of basic loss per share	187,869,637	167,184,272	139,893,312
Diluted impact of convertible redeemable preferred shares	-	-	-
Diluted impact of warrants	-	-	-
Diluted impact of stock options	-	-	-

Weighted average number of common used in the calculation of diluted loss per share	187,869,637	167,184,272	139,893,312

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2017 was $3,357,321 (2016 - $3,539,645, 2015 - $3,176,374).

As at August 31, 2017, the Company had 24,649,240 (2016 - 24,392,610, 2015 - 11,677,610) warrants and 10,335,000 (2016 - 10,640,000, 2015 - 9,775,000) stock options outstanding. The Company also had 480 Preferred Shares outstanding as at August 31, 2017 (2016 and 2015 – Nil), which could had been converted into 21,176,470 common shares based on the closing price of the Company’s common shares on the TSX of $0.14 on August 31, 2017. These warrants, options and Preferred Shares could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2017, August 31, 2016 and August 31, 2015.

22.	Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2018	315,995
2019	315,995
2020	105,332

23.	Commitments

As at August 31, 2017, pursuant to the subscription agreements entered into for the June and August private placements the Company is required to incur additional CEE of $538,510 by December 31, 2018. The Company is also required to incur additional CEE of $466,175 by December 31, 2018 pursuant the private placement completed in November 2017.

24.	Events After the Reporting Period

Subsequent to the year ended August 31, 2017, the Company:

a)

granted an aggregate of 100,000 stock options with a weighted average exercise price of $0.14 per share to certain employees of the Company. The weighted average contract life of these options was 5.0 years;

	b)	issued 3,743,559 common shares pursuant to the conversion of 75 Preferred Shares;

Avalon Advanced Materials Inc.	Page F-44

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2017, 2016 and 2015

24.	Events After the Reporting Period (continued)

c)

completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $1,042,175. Each unit consists of one non-flow-through common share and one half non-transferable common share purchase warrant, with each whole warrant being exercisable to acquire one non-flow- through common share of the Company at a price of $0.16 until November 3, 2019.

In conjunction with this private placement, the Company paid finder’s fees of $34,560 and issued 288,000 non-transferrable compensation warrants, with each compensation warrant being exercisable to acquire one common share of the Company at a price of $0.15 until November 3, 2019.

Avalon Advanced Materials Inc.	Page F-45