Form 20-F
period 2018-08-31
Avalon Advanced Materials Inc.
filed 2018-11-28
CIK 1362898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2018

OR

 [   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to ______________

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  237,018,428 common shares as at August 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]     No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” herein and the following:

•	risks related to the Company’s history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to the progression of the Separation Rapids Lithium Project to a positive feasibility stage;

•	risks related to securing product off-take agreements on a timely basis;
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

•	risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare metals and minerals and fluctuations in their pricing;
•	risks related to the demand for lithium and fluctuations in its pricing;
•	risks related to competition and the actions of competitors;
•	risks related to costs or delays in the commercialization of rare earth products;
•	uncertainties related to the fact that the Company’s mineral resources and mineral reserves are only estimates;
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

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended August 31, 2018, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles.

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

For the years ended August 31, 2018, 2017, 2016, 2015 and 2014 we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.

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

The tables below set forth selected consolidated financial data under IFRS for the years ended August 31, 2018, 2017, 2016, 2015 and 2014. In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	August 31,	August 31,	August 31,	August 31,	August 31,
	2018	2017	2016	2015	2014
Operating Revenues	$-	$-	$-	$-	$-
Loss before other items	(3,240,744)	(3,357,321)	(3,539,645)	(3,176,374)	(5,730,581)
Net Loss and Total Comprehensive Loss for the Year	(3,240,744)	(3,357,321)	(3,539,645)	(3,176,374)	(5,730,581)
Loss per Share, Basic and Diluted	(0.015)	(0.018)	(0.021)	(0.023)	(0.051)
Total Assets	121,932,188	120,436,379	118,515,050	119,223,274	116,837,367
Total Liabilities	4,616,480	4,125,269	1,498,030	1,935,054	3,742,967
Share Capital	173,600,797	169,593,205	167,181,354	164,695,991	158,553,485
Total Equity	117,315,708	116,311,110	117,017,020	117,288,220	113,094,400
Weighted Average Number of Common Shares Outstanding	215,152,381	187,869,637	167,184,272	139,893,312	112,724,520
Dividends declared	Nil	Nil	Nil	Nil	Nil

Exchange Rates

The following table sets forth the average exchange rates for the Canadian Dollar and U.S. Dollar for the five most recent financial years indicated based on the noon buying rate per the Bank of Canada (1 Canadian dollar = US$X), calculated by using the average of the exchange rates on the last day of each month during each financial year.

Year Ended August 31,	Average
2014	US$	0. 9276
2015	US$	0. 8202
2016	US$	0. 7550
2017	US$	0. 7589
2018	US$	0.7801

The following table sets forth the high and low exchange rate for the past six months. As of November 23, 2018, the exchange rate was US$0.7560 for each CDN$1.

Month	High		Low
May 2018	US$	0.7828	US$	0.7680
June 2018	US$	0.7744	US$	0.7513
July 2018	US$	0.7682	US$	0.7544
August 2018	US$	0.7742	US$	0.7603
September 2018	US$	0.7749	US$	0.7583
October 2018	US$	0.7811	US$	0.7609

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

As at August 31, 2018, the Company has current assets of $625,244 and current liabilities of $848,309. The holder of the A1, B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $3,195,000 as at August 31, 2018) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $52,157, the Company’s adjusted working capital deficit was $170,908 (calculated by adding back the deferred flow-through share premium of $52,157 to the working capital deficit of $223,065). As the de-recognition of the balance of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital deficit figure provides useful information in assessing the Company’s liquidity risk.

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

The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of January 2019, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mineral industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, and could require the Company to reduce general and administrative expenses or impair the Company’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

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

The Preliminary Economic Assessments of the Separation Rapids Lithium Project and the East Kemptville Project are preliminary in nature and there is a risk that these projects will not continue to a positive feasibility stage.

The Preliminary Economic Assessments (“PEA”) of the Separation Rapids Lithium Project and the East Kemptville Project are preliminary in nature. The metallurgical processes developed for the projects require further work to confirm that a commercially acceptable product can be consistently produced and sold in the marketplace. There is no certainty that either preliminary economic assessment model will be realized. There is no assurance that the Company will be able to obtain the financing necessary or gathering all the technical information needed to support the completion of a feasibility study. Even if a feasibility study is completed there is no assurance that the economic scenario envisioned therein will be sufficiently positive to warrant execution of the project.

We will need to enter into off-take agreements and failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project, the East Kemptville Project and the Separation Rapids Lithium Project.

The Company intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho Project, the East Kemptville Project and Separation Rapids Projects in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of these Projects.

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

REE prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Between 2012 and 2015 prices continued to slowly fall and remained steady from mid-2015 to late 2016. Prices have begun to increase for many of the REEs in 2017 and 2018, but only marginally. Future price trends for rare earths still depend on decisions made in China. China remains the dominant producer at approximately 90% of supply. Prices could continue to increase as demand increases and if China continues to restrict output from illegal producers and continues to restrict output from producers who do not follow environmental regulations. Prices could be maintained or even fall as demand increases if China decides to release stockpiles of rare earths it has apparently accumulated during the last few years, or if it instructs government approved producers to increase supply.

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

An increase in the global supply of rare metal and REE products, tin and lithium, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project, the Separation Rapids Lithium Project or the East Kemptville Project. The pricing and demand for rare metal and REE products, tin and lithium is affected by a number of factors beyond the Company’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world’s supply of REE. In 2010 China reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in REE scarcity and significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Prices have started to recover in early 2017 with the increased demand for magnets for motors of hybrid and electric vehicles, but only marginally. Higher rare earth prices in 2017, 2018 and beyond could bring about renewed interest in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project, the East Kemptville Project the Separation Rapids Lithium Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE, tin and/or lithium. Any increase in the amount of rare earth products exported from China or from mines outside China, or produced in Indonesia and China in the case of tin or South America or Australia in the case of lithium, and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project or our ability to further pursue, the East Kemptville Project or the Separation Rapids Lithium Project. As a result of these factors, the Company may not be able to compete effectively against future competitors.

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

Avalon holds mineral rights at the East Kemptville Project through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders, which was done in in the past. Ultimately, with sufficient work and information on the property, a form of mining lease is obtainable from the government to secure the requisite surface land rights. The Company is currently in discussions with the surface rights holders with respect to obtaining full title to the lands covered by the Special Licence, however there can be no assurance that full title to the lands covered by the Special Licence will be obtained. The Company first acquired a Special Licence at the East Kemptville Project in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. The Special Licence was renewed in Fiscal 2018 while the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure. The Company has commenced the process of applying for a mining lease but there is no assurance that this application will be successful. These factors could have a material adverse effect on the Company’s plans for the East Kemptville Project, which may, as a result, not be further explored or ultimately developed.

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

U.S. investors in the Company’s common shares and warrants should be aware that the Company believes it was classified as a “passive foreign investment company” (a “PFIC”) under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended during its tax year ended August 31, 2018, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it may result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

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

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. Furthermore, the transfer of the Company’s common shares from the OTCQX to the OTCQB in fiscal 2019 could result in a less active market for the Company’s common shares. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

In addition, the holder of the outstanding A1 and B1 Preferred shares has the right to convert these shares and has the right to convert all of the outstanding C1 Preferred Shares after the C1 Hold Period. The number of common shares to be issued would be 59,235,294 if all of the outstanding A1, B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.075 on August 31, 2018.

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

On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc..

On February 9, 2011, the Company continued under the CBCA.

On February 24, 2016, the Company changed its name to Avalon Advanced Materials Inc..

The Company’s head and registered office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, (416) 364-4938.

The Company is a reporting issuer in all of the provinces (except for the Province of Quebec) and territories of Canada. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange in Canada (the “TSX” or the “Exchange”) under the symbol “AVL”, trade on the OTCQB® Venture Market (the “OTCQB”) in the United States under the symbol “AVLNF” and are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

The Company operates principally in Canada and is currently extra-provincially registered to carry on business in Ontario, British Columbia, Northwest Territories and Nova Scotia.

Avalon is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon operates primarily in Canada with a focus on rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements (“REE”), yttrium, zirconium as well as tin.

The Company is in the process of exploring or developing three of its five mineral resource projects. For at least the last three fiscal years the Company has expended substantially all of its efforts on the development of its Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”), the East Kemptville Tin-Indium Project and Separation Rapids Lithium Project. The Company’s principal capital investments have been in its resource properties, with expenditures totalling $2,272,883, $2,670,248 and $4,085,283 in Fiscal 2018, 2017, and 2016 respectively.

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

In fiscal 2016 Avalon conducted metallurgical testwork investigations related to the potential recovery of zirconium and production of marketable quality zirconium basic sulphate (“ZBS”) and zirconium oxychloride (“ZOC”) products. During fiscal 2017 a brief site visit was conducted to do the camp maintenance work and do some sampling on known lithium occurrences on the northern part of the property. Reworking of the process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant, along with any revisions to the mine plan, continued to be developed internally.

In fiscal 2018, the renewed demand for Nd-Pr motivated Avalon to re-activate the Project to look specifically at Nd-Pr potential in the near-surface T-Zone and Tardiff Zones. Some preliminary work on this possibility has been initiated.

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

The potential for production of high purity lithium hydroxide was demonstrated in the 2015 work program and a scaled-up test to further evaluate this process and generate cost information for a PEA focused on the battery materials market opportunity was completed. During fiscal 2016 the Company designed an innovative hydrometallurgical process to produce a lithium product from the petalite concentrate. During fiscal 2017 the Company completed a positive Preliminary Economic Assessment (“PEA) on which it had spent most of its efforts in fiscal 2016.

During fiscal 2018, the Company completed an updated PEA for the Separation Rapids Lithium Project. The updated PEA reflects a simplified business model that focuses on initial production of lithium mineral concentrates, with potential for future expansion into production of the battery materials lithium carbonate and lithium hydroxide. This smaller scale development model reduces capital expenditure requirements substantially from the original model completed in September 2016, while generating attractive returns and reducing overall business and permitting risk.

East Kemptville Tin-Indium Project

The 100% owned East Kemptville Tin-Indium Project is located 55km northeast of Yarmouth, Nova Scotia, Canada. The property consists of 4 exploration licences and a Special Licence covering over 10,000 acres in aggregate. East Kemptville was an operating tin mine from 1985-1992 and was North America’s only large primary tin producer, before closing prematurely in 1992 due to a collapse in tin prices after the international cartel was disbanded. Increasing global demand for tin and tightening supplies have resulted in strengthening tin prices, creating an opportunity for Avalon to consider re-developing East Kemptville.

Avalon is presently in the process of securing full tenure to the site under a mining lease to put the company in a position to re-start production at a small scale, utilizing the existing stockpile resources for initial feed to a gravity concentrator, supplemented by accessing near-surface higher grade tin resources. The present model provides for small scale re-development that will remediate the existing environmental liability and ultimately result in the full rehabilitation of the site.

Bench scale metallurgical testing, using sample material collected during the 2014 drill program, was carried out a commercial laboratory located in Cornwall, England with expertise in tin metallurgy, and was completed in fiscal 2016. During fiscal 2017, project work was focused on preparing an internal study on the economic viability of re-developing the site at this small-scale by initially focusing on the readily accessible low-grade stockpile material.

During fiscal 2018 the Company completed a PEA for the East Kemptville Tin-Indium Project reflecting this small-scale re-development model.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. Contemporaneously with this filing, the Company is releasing its seventh comprehensive sustainability report entitled “ Refocus, Revive and Restore” (the "2018 Sustainability Report").

The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium compounds, is growing rapidly due to their importance in an expanding array of applications in new clean technology notably energy storage and electric vehicles.

B. Business Overview

Operations and Principal Activities

The Company is a mineral exploration and development company with a primary focus on rare metals and minerals. Avalon presently owns six rare metals and mineral projects in Canada, three of which are under active development, but none of which are in production. It also owns royalty interests in two exploration projects which are not in production. For at least the last three years the Company has expended substantially all of its efforts on the development of the Nechalacho Rare Earth Elements Project, the Separation Rapids Lithium Project and the East Kemptville Tin-Indium Project.

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

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. The Company also recognizes that the T cho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations: the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

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

While the Nechalacho Project has been relatively inactive since 2014, the Company continues to monitor REE markets closely and there have been some recent indications of renewed demand. The anticipated increase in demand for electric vehicles (EVs) in the coming years, and the need for rare earth magnets in the electric motors for these vehicles sparked a significant increase in price for neodymium (Nd) and praseodymium (Pr) through three quarters of 2017. In Q4 2017 prices retreated when China released some stockpiled material into the market, however, the rapid transition to electric vehicles we are witnessing bodes well for future growth in demand for Nd and Pr. The renewed demand for Nd-Pr motivated Avalon to re-activate the Project in 2018, to look specifically at Nd-Pr potential in the near-surface T-Zone and Tardiff Zones. Some preliminary work on this possibility has been initiated.

The key factors going forward influencing the timely execution of the Nechalacho Project are securing one or more strategic or financial partners, securing sufficient binding agreements for off-take to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction and operating permits.

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

During fiscal 2018, the Company completed an updated PEA for the project. The updated PEA reflects a simplified business model that focuses on initial production of lithium mineral concentrates, with potential for future expansion into production of the battery materials lithium carbonate and lithium hydroxide. This smaller scale development model reduces capital expenditure requirements substantially from the original model completed in September 2016, while generating attractive returns and reducing overall business risk.

The key factors going forward influencing the timely execution of the Project are: securing sufficient product offtake commitments to support Project financing; the availability of sufficient equity and/or debt financing and receipt of all requisite operating permits and approvals.

East Kemptville Tin-Indium Project

The 100% owned East Kemptville Tin-Indium Project is located approximately 55 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203, which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east, passes a short distance to the northwest of the project area. The East Kemptville Tin mine was developed in 1985 on a resource of tin-copper-zinc mineralization known geologically as a “greisen”. Greisens are hydrothermal mineral deposits associated with granites consisting of a stockwork of mineralized veins and replacement zones in altered and mineralized granitic rocks.

The Company presently holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders.

The Company first acquired its Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. Subsequent to the end of fiscal 2018, the Special Licence was renewed while the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure. The lease application will be formally submitted in late 2018. Once received, the Mining Lease will allow Avalon to proceed with final feasibility study work and Project financing.

During fiscal 2018 the Company completed a PEA for the East Kemptville Tin-Indium Project. The PEA reflects a small-scale re-development model which contemplates a production schedule of approximately 1,300 tonnes per annum of a 55% tin concentrate for 19 years, with tin concentrates being sold to international markets. The redevelopment model primarily involves processing of the 5.87 million tonne stockpile of previously-mined oxidized low-grade mineralization grading 0.112% Sn, supplemented by the selective mining of 9.2Mt of near-surface fresh higher-grade tin mineralization from the Main and Baby Zone deposits.

The key factors going forward influencing the timely execution of the Project are: securing sufficient product offtake commitments to support Project financing; the availability of sufficient equity and/or debt financing and receipt of all requisite operating permits and approvals.

The Company currently relies on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at August 31, 2018, the Company had adjusted working capital of $170,908 (which is calculated by adding back the deferred flow-through share premium of $52,157). As the de-recognition of the balance of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity. The Company also may potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

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

Seasonality

Certain of the Company’s operations are conducted in the NWT, northern Ontario and Nova Scotia. The weather during the spring and fall seasons can cause interruptions or delays in the Company’s operations. As a result, the preferable time for activities in these regions is the winter and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to mitigate the risks of forest fires. Seasonality concerns can and will be designed into potential future operations to minimize impact on long term production.

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

See also Item 3. Key Information – D. Risk Factors – Regulations and Mining Law, Governmental Regulation.

Corporate Social Responsibility (“CSR”)

Contemporaneously with the filing of this annual report, the Company released its seventh comprehensive Sustainability Report. The 2018 Sustainability Report is available for view or download on the Company’s website at: http://www.avalonadvancedmaterials.com. The 2018 Sustainability Report does not form part of this annual report.

The 2018 Sustainability Report was prepared in accordance with the streamlined October 2016 Global Reporting Standards. The 2018 Report incorporates a self-assessment of Fiscal 2017 performance and sets targets for 2019 against the applicable Mining Association of Canada's “Toward Sustainable Mining” indicators.

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

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets intermittently to review all of the Company’s sustainability-oriented work at all its projects. No meetings were held in Fiscal 2018. In recognition of its sustainability efforts, Avalon was recognized again in 2018 (as it was in 2015 and 2016) by Corporate Knights’ Future 40 Responsible Corporate Leaders in Canada.

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

D. Property, Plants and Equipment

The Nechalacho Project, the Separation Rapids Lithium Project and the East Kemptville Tin-Indium Project are the Company’s material properties.

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

Mineralogy

The mineralogy of the Nechalacho deposit has been studied using QEMSCAN®, a scanning electron microscope (SEM) and an electron microprobe (EMP). Nechalacho mineralization is hosted in nepheline syenite that has been extensively hydrothermally altered in areas of mineralization. The payable elements of the Nechalacho deposit are typically hosted in a number of minerals, summarized as follows:

•	LREEs dominantly occur in bastnaesite, synchisite, monazite and allanite.
•	HREEs dominantly occur in zircon, fergusonite and rare xenotime.
•	Zirconium (Zr), along with HREE, niobium and tantalum occurs in zircon and other zircono-silicates (eudialyte).
•	Niobium and tantalum occur in columbite and ferrocolumbite, fergusonite and zircon.

The mineralogy of the Nechalacho ore is complex and guides metallurgical development and performance.

Hydrometallurgical Testwork

Six hydrometallurgical pilot plant campaigns were conducted between June and October, 2012. The main objectives of these campaigns were to:

•	Test a continuous version of the hydrometallurgical flow-sheet.
•	Optimize REE extraction in the pregnant solution.
•	Remove target contaminants (iron, uranium and thorium).
•	Ensure the final mixed rare earth precipitate product had an acceptable grade of REE while reducing the uranium and thorium contents below 500 ppm.
•	Ensure the concentrations of species in the filtrate from the tailings circuit met target environmental levels.

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

Mineral Reserve Estimate as at May 3, 2013
Description	Mineral Reserve Category
	Proven	Probable	Proven and Probable
Tonnage (Mt)	3.68	10.93	14.61
TREO (%)	1.7160	1.6923	1.6980
HREO (%)	0.4681	0.4503	0.4548
HREO/TREO	27.28%	26.61%	26.78%
La2O3	0.256%	0.256%	0.256%
Ce2O3	0.570%	0.567%	0.568%
Pr2O3	0.072%	0.071%	0.071%
Nd2O3	0.284%	0.283%	0.283%
Sm2O3	0.065%	0.065%	0.065%
Eu2O3	0.008%	0.008%	0.008%
Gd2O3	0.062%	0.061%	0.061%
Tb2O3	0.010%	0.010%	0.010%
Dy2O3	0.058%	0.056%	0.056%
Ho2O3	0.011%	0.010%	0.010%
Er2O3	0.029%	0.027%	0.028%

Mineral Reserve Estimate as at May 3, 2013
Description	Mineral Reserve Category
	Proven	Probable	Proven and Probable
Tm2O3	0.004%	0.004%	0.004%
Yb2O3	0.023%	0.022%	0.022%
Lu2O3	0.003%	0.003%	0.003%
Y2O3	0.259%	0.249%	0.251%
ZrO2	&3.440%	3.309%	3.342%
Nb2O5	0.425%	0.413%	0.416%
Ta2O5	0.046%	0.045%	0.045%

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are based on Mineral Resources published by Avalon in News Release dated November 26th, 2012 and audited by Roscoe Postle Associates Inc., and modified as of May 3, 2013.
3.	Mineral Reserves are estimated using price forecasts for 2016 for rare earth oxides given below.
4.	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
5.	Mineral Reserves are estimated using a NMR cash cost cut-off value of US$320/t.
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

14.      Exploration, Development and Production

Optimization of the FS

During the course of executing the FS, Avalon had identified a number of opportunities for project optimization that may improve project economics, reduce technical risk, enhance metallurgical recoveries, improve operational efficiencies and to meet environmental requirements. These include:

•	Reviewing the current mine plan and design in particular the crusher location, access ramp and paste backfill system.
•	Optimization of the crushing and grinding circuit, plant layouts and materials of construction.
•	Laboratory testwork on the concentrator flowsheet to further improve reagent selection and flotation recoveries.
•	Improvements to the hydrometallurgical plant processes.
•	Alternative impurity removal scenarios.
•	Potential to separate lanthanum and cerium at the hydrometallurgical plant and stockpile for future sales.

•	Potential to reintroduce cracking of zircon to increase direct production of HREE and separate the by-products from the EZC.
•	Potential sales of magnetite by-product from the concentrator.
•	Potential to defer construction of the refinery and toll process mixed rare earth concentrate through a refinery or refineries built and operated by others.
•	Potential to use excess capacity in the refinery to toll process third party production and reduce operating costs.
•	Updated environmental studies, including water treatment testing to demonstrate compliance with regulatory requirements.
•	Energy options and other potential cost reductions associated with road access.

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

Markets Update

The Company continues to monitor developments in the global rare earths market. Illegal production in China is reported to be at least 20,000 tonnes per year and some estimates go as high as 40,000 tonnes. Verification of the exact quantity being produced or sold illegally is very difficult. As a result of the illegal activity, the market price for all rare earths has fallen dramatically and availability out of China is reported to be good. This has lowered the pressure on non-Chinese consumers to seek outside China sources of supply and has led, in part, to the Chapter 11 filing of Molycorp Inc., one of the two major producers of rare earths outside China. Prior to 2017 very few consumers of rare earths were concerned about the availability of rare earths. Low pricing levels and product availability has reduced the interest of consumers in investing in rare earth projects outside China. However, since the start of 2017 prices for certain REE (Nd, Pr, Dy) have begun to increase due to increased demand for magnets for motors of hybrid and electric vehicles. Future price trends for rare earths still depend on decisions made in China. China remains the dominant producer at approximately 90% of supply. Prices could continue to increase as demand increases and if China continues to restrict output from illegal producers and continues to restrict output from producers who do not follow environmental regulations. Prices could be maintained or even fall as demand increases if China decides to release stockpiles of rare earths it has apparently accumulated during the last few years or if it instructs government approved producers to increase supply.

Interest in rare earth projects outside China (including Avalon’s) has resurfaced recently following the US National Defense Authorization Act banning the purchase of rare earths and rare earth magnets from China for the US Department of Defense. Furthermore the ongoing US trade dispute with China has created additional risk for supply chain disruptions of these critical elements.

Rare earth magnets remain vital to many clean technology applications requiring high efficiency, lightweight electric motors and generators. This includes motors for electric vehicles, which can require 5-10kg of rare earth magnets per vehicle. The growing market for electric vehicles, especially in China, has created new demand for these high strength magnets, resulting in rising prices for neodymium (US$47/kg FOB China in early October 2018 according to Asian Metal) and praseodymium (US$ 59/kg FOB China according to Asian Metal). The world still largely relies on China for rare earth supply, yet China reportedly may soon become an importer of neodymium concentrates.

Neodymium Potential

Previous work on the Project has identified high-grade, near-surface neodymium mineralization associated with the light rare earth ore mineral bastnaesite in both the North T and Tardiff Zones. The former was extensively explored by previous owners of the property in 1982-85 and the Nechalacho Basal Zone Deposit was extensively drilled by Avalon in 2007-12. However, there was little systematic analytical work for rare earths during the early exploration in the 1980’s in the area of the T-Zone.

In 2007, Avalon reported on historical resources in the North T Deposit which included a small, but high grade, neodymium resource in the F-Subzone, averaging 6.5% Total Rare Earth Oxides (“TREO”) including 1.5% Nd2O3. A decline was driven by previous operators into the North T Deposit to conduct underground exploration and recover a bulk sample. The decline also intersected the near-surface neodymium-rich F-Subzone closer to surface, making it readily accessible for additional bulk sample work, once it is partially de-watered.

The T-Zone also contains significant lithium resources (mainly in polylithionite mica or lepidolite), that historically were not considered an economic opportunity, but now deserve a more thorough evaluation.

In the near-surface North Tardiff Zone, partially drilled by Avalon in the course of the Basal Zone work, bastnaesite-rich mineralization was intersected indicating an exploration target with resource potential for half a million to more than one million tonnes at 2.5 -3.5% TREO with 8 kg/tonne Nd2O3+Pr2O3. Highlights from the drilling include 3.03% TREO over 27.9m starting from 14.1m and 4.97% TREO over 29.75m from 15.25m. Such mineralization, which starts at surface, is readily accessible for small-scale open pit mining. Work is commencing to estimate the resources in the location.

The South Tardiff Zone contains two trenches which gave surface chip samples ranging from 2.7 -8% TREO, including 0.7 -1.9% Nd2O3+Pr2O3. One nearby drill hole intersected 3.48% TREO over 9.8m including 0.86% Nd2O3+Pr2O3, starting from just 23m below surface, indicating similar small-scale open pit potential.

Lithium Potential

Nechalacho is a polymetallic property with, in addition to rare earths, significant quantities of other rare metals including niobium, tantalum and lithium. Lithium occurs in the mineral polylithionite, which is similar to lepidolite, in the S and T Zones. The resources of lithium at Nechalacho have never been estimated and Avalon intends to complete sampling of historic drill core in Fall 2018 to establish the distribution of this element in the T deposit. This is anticipated to enable estimation of a T Zone lithium resource. Historic mineral analyses of the polylithionite at the project have shown over 6% Li2O. The S Zone, which has coarse polylithionite mineralization in outcrop, has never been drilled.

Development and Permitting Plans

Avalon plans to investigate the possibility of developing Nechalacho as a near-term, small-scale producer of Nd-Pr rich concentrates for export involving potentially a simple mining, crushing and ore-sorting operation. This has significant advantages over the already-approved Basal Zone Project development plan from an environmental standpoint. The barren waste rock generated from mining and the ore-sorting process anticipated to be benign based on historical testing of similar ore and waste materials, would negate the need for the originally proposed aggregate quarry for site development and the proposed airstrip extension and tailing management. In 2018, Avalon reapplied for and received an Exploration and Airstrip Extension Permit which is valid for 5 years.

The Company is currently participating in an independent scoping study, supported in part by the Territorial Government, on the East Arm-Yellowknife Road and hydro infrastructure corridor in order to provide clean power, year-round access to site and greatly simplified Project logistics. It would also provide significant cost savings to Nechalacho and northern communities such as Lutsel K’e through improved access. This is driven in part by Federal government initiatives to reduce greenhouse gas emissions that would result from replacing diesel power with clean hydro power.

Specific Company objectives for 2018/2019 include:

•	confirming Nd-Pr resources in the F-Subzone and Tardiff Zones and preparing a scoping study on a small-scale development model focused on Nd-Pr concentrate production;
•	re-sampling existing drill core from 1980’s drilling to analyze for lithium and establishing an initial T-Zone lithium resource estimate;
•	investigating neodymium, praseodymium, dysprosium (the other ‘magnet rare earth’) and lithium potential in the North T and S zone deposits;
•	metallurgical testing (ore sorting) of near surface rare earth mineralization with high neodymium and praseodymium values, and
•	continuing the permitting process and community engagement toward identifying local Indigenous business partners.

During 2018 Avalon successfully renewed its Exploration Land Use Permit, including the extension of the existing airstrip, and completed the perimeter survey of several contiguous mineral claims in order to bring them to lease. The lease application has been submitted and approval is expected by late November. Avalon completed a field program in September to conduct additional sampling in the area of the T-Zone and Tardiff Lakes Zones to begin assessing their potential as sources of neodymium and praseodymium (“Nd-Pr”) rich concentrates currently in high demand for magnet applications. Sampling was also done in the T-Zone to begin assessing the resource potential of widespread lithium mineralization occurring as the lithium mica polylithionite.

Separation Rapids Lithium Project

(A)      Summary of Technical Report

The most recent technical report on the property is entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment for the Production of Petalite Concentrate from the Separation Rapids Lithium Project Kenora, Ontario” dated September 26, 2018, effective August 21, 2018 (the “Technical Report”) and prepared by Steven R. Aiken, P.Eng. and Kevin E. Hawton, P.Eng. of Knight Piesold Limited, Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, EurIng, Bruce Pilcher, CEng, FIMMM, FAusIMM(CP) and Jane Spooner, P.Geo, all of Micon, and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101.

In accordance with the regulations under NI 43-101, it is noted that the PEA must be considered preliminary in nature, as it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

The current Technical Report follows an earlier PEA in 2017, also by Micon, which was done to exclusively evaluate the lithium battery materials market opportunity and the economics of producing a lithium hydroxide product from the petalite concentrate. An earlier Pre-feasibility Study (“PFS”) completed in 1999 and updated in 2000, also by Micon was based on the original development model of producing a lithium mineral product for glass-ceramics applications and did not consider battery materials as a potential primary product.

1.1      Introduction

The objective of this PEA is to demonstrate the economic potential of a revised production schedule which includes sales of three flotation concentrate products (petalite, lepidolite and feldspar) only. This study excludes conversion of petalite to lithium hydroxide for use in the production of Lithium Ion Batteries, although if market demand requires, and subject to financing availability, Avalon could proceed in the future with the development of a lithium hydroxide demonstration plant, followed by a full-scale lithium hydroxide production plant.

The PEA is based on processing 475,000 tonnes of mineralized material per year to produce approximately 1.32 million tonnes (Mt) of petalite, 220,000 t of lepidolite and 1.31 Mt of feldspar over a 20-year total operating life.

Avalon is proposing a phased development program for the Project starting with the development of the mine and a flotation concentrator for petalite and lepidolite production. A feldspar recovery circuit will be added in operating Year 5.

This PEA has been prepared by Micon under the terms of its agreement with Avalon. As discussed in the relevant sections of the report, Micon has prepared a mine plan and schedule and has prepared an economic analysis of the Project. Micon has reviewed the metallurgical testwork and the mineral processing flowsheet, the infrastructure requirements, and the capital and operating cost estimates prepared by Avalon and its retained consultants.

The PEA is based on updated mineral resource estimates for lithium and feldspar contained in the Separation Rapids Lithium Deposit (SRLD), prepared by Avalon dated 23 May, 2018. This updated estimate is considered not materially different from the previous independent one reported in a NI 43-101 Technical Report dated 10 November, 2016.

The Separation Rapids property is located in north-western Ontario, 55 km due north of Kenora and about 79 km by road. It is centred on latitude 50 15’ 30” N, longitude 94 35’ W (UTM coordinates: 388441E 5568996N in NAD 83, Zone 15N15). The property consists of eight mineral claims and one Mining Lease. The claims comprise 153 claim units, totalling 2,448 ha (6,049 acres).

Other than minor and largely funded reclamation requirements under the Advanced Exploration Permit, there are no known environmental liabilities associated with the Separation Rapids property. Avalon holds all necessary permits required to access the Separation Rapids property and to conduct exploration. Exploration permits will be required for additional drilling in the future. There are no known factors or risks that may affect access, title or the right or ability to perform work on the property.

Mining and mineral concentration will take place at the Separation Rapids property. Shipment of concentrates from the site will be by truck. However, a rail loading trans-shipment facility will be required in order to access rail transportation for product shipment and some inbound supplies. This loading site trans-shipment facility is planned to be located on the CNR line in the vicinity of Redditt, Ontario, approximately 55 km by road from the Separation Rapids site.

1.2      Physiography and Climate

The Separation Rapids area is typical of much of northwestern Ontario and the Canadian Shield. The property is relatively flat with an average elevation of approximately 350 masl. Local topographic relief is limited to 50 m or less with typical Precambrian glaciated terrain. The English River system is proximal to all claim groups. The area is located within the Boreal Hardwood Transition or Mixed Boreal Forest. A Species at Risk Act assessment was completed, and no endangered or at-risk species were identified in the area of the proposed Project. The climate is typical of Canada’s mid-latitudes with long, cold winters and comparatively short spring-summer-fall periods.

The closest centre with significant services is Kenora. Forestry, tourism and mining are the three largest sectors of the Kenora economy. The closest community is Whitedog, home of the Wabaseemoong Independent Nations of One Man Lake, Swan Lake and White Dog. The SRLD is situated in the Traditional Land Use Area of these First Nations as recognized under an agreement signed in 1983 with the Province of Ontario.

1.3      History

Rare-element mineralization in the area was first encountered along the English River near Separation Rapids in 1932. The petalite-bearing SRLD and an associated group of rare-metal pegmatites, were discovered by Dr. Fred Breaks of the Ontario Geological Survey (OGS) as a result of a detailed study of rare-metal pegmatites in the region between 1994 and 1996. Avalon acquired its initial interest in the property through an option agreement with local prospectors who had staked the original claims in 1996.

Exploration on the SRLD, by Avalon, in the late-1990s was accompanied by a scoping level metallurgical study by Lakefield Research Limited and a marketing study by Equapolar Resource Consultants which concluded that the petalite mineralization was suitable as an industrial mineral product in thermal shock resistant glass applications. Additional exploration and drilling programs were completed by Avalon in 2017 and 2018.

Since 2014, Avalon has not only investigated market opportunities for petalite in the glass and ceramics industries, it has also developed processes for recovering concentrates of lepidolite and feldspars as well as a process for converting petalite into lithium carbonate and hydroxide.

1.4      Geological Setting and Mineralization

The Late Archean SRLD belongs to the petalite sub-type of the complex-type class of rare-metal pegmatites. The SRLD, its parent granite, the Separation Rapids Pluton and associated rare-metal pegmatites, occur within the Archean Separation Lake Metavolcanic Belt (SLMB) which forms the boundary between the English River subprovince to the north and the Winnipeg River subprovince to the south. Both subprovinces are part of the larger Archean Superior Province of the Canadian Shield. Avalon has further subdivided the SRLD into three sub-zones, namely the Separation Rapids Pegmatite (SRP), Western Pegmatite and Eastern Swarm. Based on lithological, mineralogical and textural variations, the SRP itself has been subdivided into five distinct lithological units and subunits, 3a, 3b, 4, 5 and 6.

The Separation Rapids area is underlain predominantly by a mafic metavolcanic sequence (amphibolite or Avalon’s Unit 1), consisting of flows, tuffs, subordinate epiclastic metasediments and rare iron formation horizons and rhyolites. Locally, on the Avalon property itself, the metavolcanic sequence is restricted to amphibolite.

In the SRP, petalite, potassium feldspar and sodium feldspar are major rock-forming minerals, with subordinate amounts of other minerals including spodumene, lithian muscovite, lepidolite, and quartz of which some occur as potentially economically recoverable minerals.

The petalite-bearing Unit 6 is the principal unit of interest within the SRP. Geological mapping and assays for surface and drill core samples show that mineralogy and lithium oxide (Li2O) grades of the mineralization (average 4.78% Li2O) in the SRP are relatively homogeneous and that the petalite is close to the theoretical (stoichiometric) chemical composition (4.88% Li2O), as well as being very pure, with marked absence of deleterious elements such as iron.

Potassium feldspars in the SRP have been shown to be rubidium-rich, high-purity end-members.

The Li2O content of the micas ranges from very low to over 6%. The highest Li2O values are in the micas found in Subunit 6d. This includes the pink to red mica referred to as lepidolite that is the distinctive identifying feature of Subunit 6d.

1.5      Exploration

Following the discovery of the SRLD in 1996, Avalon carried out a brief prospecting and sampling program in November, 1996. This was followed by a program of geological mapping, trenching, line-cutting and magnetometry in 1997 and 1998.

In the period from 2000 to 2014, little work of a geoscientific nature was carried out at the property. The main activity relating to advancing the Project was process testwork and, consequently, the main activities at site were collection of samples, up to bulk sample size, for mineral product development.

Avalon completed a field program in July and August, 2017, on the Paterson Lake claim group. Lithogeochemical and biogeochemical surveys were undertaken over the claims, in conjunction with prospecting for new lithium pegmatites.

1.6      Drilling

Avalon has drilled at the Separation Rapids Lithium Project in a number of campaigns between 1997 and 2018. The total number of diamond drill holes is 80 for a cumulative total of 13,192 m.

Three of these holes were drilled during April and May, 2001 for the purposes of a geotechnical investigation of the rock at the proposed open pit mine and to determine preliminary pit slope design parameters. The potential for water inflow into the open pit was also evaluated.

1.7      Sample Preparation, Analyses and Security

Surface samples taken in the 1990s were shipped to Chemex Labs Ltd. in Thunder Bay, Ontario for preparation then to Chemex’s laboratories in Mississauga, Ontario and Vancouver, British Columbia for subsequent assaying for lithium and a range of other elements. Drill core was logged and split with half of the core being sent for assay and the other half being stored in core boxes on site. Core sample intervals were varied, depending on lithology, to a maximum of 3 m. Split core samples were shipped to XRAL where they were assayed for lithium, rubidium using ICP and AA for rubidium and cesium.

In 2016, Avalon resampled drill core from the 1990s’ programs. The objective was to re-assay the core with modern methods and inserted lithium rock standards for comparison to the historic data.

In both the 2017 and 2018 diamond drill programs, all lithium bearing pegmatites (Unit 6) and representative non-mineralized pegmatite intercepts were sampled on continuous 2 m intervals, with shorter intervals where constrained by geologic contacts and amphibolite host rock. Samples were transported in sealed bags to the ALS preparation laboratory in Thunder Bay then pulps, including standards and blanks, were shipped to ALS in Vancouver for analysis.

The drill database contains 185 specific gravity (SG) values for various lithologies on the SRLD. Based on these measurements, the average SG for pegmatite and amphibolite (waste) was 2.62 and 3.04, respectively. The SG measurements showed low variability.

1.8      Data Verification

The mineral resource estimation is based on the original drilling by Avalon in 1997 to 2001 as well as the additional 2017 and 2018 drill program results. The 2018 assay database has been updated using the one created by Micon in 1999 as a basis. There were certain quality assurance/quality control (QA/QC) procedures applied and reported on at the time of creation of the database that included check assays at a second laboratory and independent assaying by Micon.

Subsequently, Avalon completed further verification of the drill data including cross-checking the database against original field records such as drill logs, cross-checking the assays against laboratory assay certificates and re-assaying drill core splits with internally-inserted, certified lithium standards.

The assay laboratory comparison (XRAL and Chemex) undertaken in the 1990s using duplicate coarse rejects from drill core gave similar results. Despite some small differences, both the lithium and rubidium analyses from XRAL and Chemex were close and showed similar trends with high R2 values for the correlation. This indicated high and acceptable reliability in the analyses.

For the purpose of this PEA, Avalon verified the drill hole database against historic data records such as drill logs, assay certificates, and other original sources of data in order to ensure that there were no errors present database used for resource estimation. Drill hole angle, direction and the maximum hole depth were also verified.

1.8.1      Certified Standard

Avalon prepared a certified rock lithium analysis standard by shipping 16 kg of SRP to CDN Resource Laboratories Ltd. (CDN) in Langley, British Columbia. A Round Robin analysis procedure was then completed with five samples of the material being shipped to each of six laboratories for lithium analysis, with associated analytical methods performed. It was concluded that the lithium standard was a suitable standard for QA/QC of Separation Rapids drill core samples. The certified value for the standard SR2016 is 1.48% Li2O with a standard deviation of 0.03% Li2O.

In 2016, Avalon completed a program of re-assaying a limited amount of drill core with the insertion of the certified lithium standard. Comparing the 2016 re-assays for Li2O of 42 samples with the 1990’s results showed a small positive bias for the 2016 samples at smaller Li2O concentrations and identical mean values for each laboratory. These results confirmed the historic data.

1.9      Mineral Processing and Metallurgical Testing

A number of phases of metallurgical testing since 1997 have been completed by Avalon using samples obtained from of the SRLD. The work prior to 2014 was mainly undertaken by SGS Mineral Services at Lakefield, Ontario (SGS-L). This work not only included the recovery of petalite, but also a number of other mineral products which also can be found in the lithium bearing pegmatite.

The work since 2014 was mainly undertaken by Dorfner Analysenzentrum und Anlagenplanungsgesellschaft mbH (ANZAPLAN), a German company that specializes in the processing of high purity industrial and strategic minerals. This work focussed on the recovery of a petalite flotation concentrate and the subsequent processing of this concentrate to produce a high-quality lithium hydroxide product suitable for the lithium battery industry.

The lepidolite, petalite and feldspar recovery processes utilized for this PEA were developed and tested by ANZAPLAN. Approximately 20 testwork programs were undertaken by ANZAPLAN between 2014 and 2018, including the production of 1 t of petalite concentrate in a pilot program conducted in 2016. ANZAPLAN also developed the process to recover a mixed Na/K-feldspar product and completed preliminary testwork on this material which indicated the suitability of this product in not only the ceramics industry but also as filler in paint, fibreglass and other products.

Using the results generated by this testwork, Avalon is able to demonstrate the following:

•	Optical sorting can be used to remove amphibolite host rock material ahead of the flotation process.

•

A petalite concentrate assaying over 4% Li2O can be produced which, because of its low impurity levels, is potentially an excellent feed material to the specialized glass/ceramics industries. In addition, a high grade 4.5% Li2O petalite concentrate can also be produced (with low sodium and potassium levels).

•	Lepidolite concentrates containing approximately 4.5% Li2O can be produced.

•	A low impurity mixed (sodium/potassium) feldspar concentrate can also be produced which has applications in a number of ceramic applications as well as a filler in paints and other products.

•	There is potential to produce other by-products from the mineralized material, including a high purity quartz, and for additional lithium recovery from micas contained in the magnetic fraction.

1.10      Mineral Resource Estimate

Lithium, rubidium, tantalum, cesium and feldspar mineral resource estimates for the Separation Rapids Lithium Project have been prepared by Avalon under the supervision of Dr. William Mercer, P.Geo. (ON), Vice President, Exploration of Avalon, who is the Qualified Person (QP) for the estimates. This updated mineral resource estimate is based on the eight diamond drill holes drilled by Avalon in 2017 and 2018, in combination with the data from the 1997 to 2001 drill holes, which were used in previous resource estimates.

The Separation Rapids Lithium Project overall Measured plus Indicated mineral resource is estimated to be 8.41 Mt at a grade of 1.41% Li2O, using a 0.6% Li2O cut-off grade, as summarized in Table 1.1. The Inferred mineral resource is 1.79 Mt at a grade of 1.35% Li2O. The total feldspar content of the mineralized zone is estimated at 43%. The two main mineralogical zones in the deposit, the petalite zone (6a, b, c) and the lepidolite + petalite zone (6d) have been estimated separately and contain combined Measured and Indicated resources of 6.42 Mt grading 1.41% Li2O and 1.99 Mt grading 1.41% Li2O, respectively (Table 1.1) . This mineral resource estimate was presented in an Avalon news release on May 23, 2018 and is deemed not to be materially different from the previous estimate dated October, 2016.

Table 1.1
Separation Rapids, Mineral Resource Estimate at 0.6% Li2O Cut-off Grade
(As at 23 May, 2018)

Class	Rock unit	Tonnes (Mt)	% Li2O	% Ta2O5	% Cs2O	% Rb2O	Wt. % feldspar
Measured	6a,b,c	2.425	1.440	0.005	0.010	0.322	44
	6d	0.939	1.410	0.008	0.027	0.473	40
	Total	3.364	1.431	0.006	0.015	0.365	43
Indicated	6a,b,c	3.992	1.391	0.006	0.012	0.338	44
	6d	1.049	1.402	0.009	0.025	0.469	40
	Total	5.041	1.393	0.007	0.014	0.366	43
Measured +Indicated	6a,b,c	6.416	1.409	0.006	0.011	0.332	44
	6d	1.989	1.406	0.009	0.026	0.471	40
	Total	8.405	1.408	0.007	0.015	0.365	43
Inferred	6a,b,c	1.308	1.351	0.007	0.017	0.342	44
	6d	0.483	1.346	0.008	0.020	0.427	40
	Total	1.791	1.349	0.007	0.018	0.365	43

Notes:

1.	This resource estimate is valid as of May 23, 2018.
2.	CIM definitions were followed for Mineral Resources.
3.	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (ON).
4.	The resource estimate is based on Avalon’s drilling of 74 previous holes totalling 11,644 m drilled between 1997 and 2017 and a further four holes totalling 1,282 m in 2018.
5.	Drill data was organised in Maxwell DataShed™ and for estimation purposes was transferred to the Geovia GEMS 6.8 Software, wherein the block model was developed.
6.	The geological units were modeled as outlined by drill core logs.
7.	Resources were estimated by interpolating composites within a block model of 10 x 10 x 3 m blocks oriented along the deposit strike.
8.

Grade interpolation used the Ordinary Kriging method combined with variograms and search ellipses modeled for each rock unit. For PZ unit, search ellipses of 50 x 35 x 15 m and 175 x 125 x 45 m were used for Passes 1 and 2, respectively. For LPZ unit, search ellipses of 35 x 25 x 8, 75 x 50 x 15 and 115 x 75 x 25 were used for Passes 1, 2 and 3, respectively.

9.

Measured material was defined as blocks interpolated using Passes 1 and 2, using composites from ≥ 4 drill holes and a distance ≤ 25 m to the nearest composite and additional blocks with excellent geological and grade continuity. Indicated material includes blocks interpolated with Pass 1 and 2 search ellipses, using ≥ 3 drill holes and a distance ≤ 35 m to the nearest composite and blocks with geological and grade continuity. Inferred material was defined as blocks interpolated with all Passes, composites from ≥ 2 drill holes and interpolated geological continuity up to 40 m below diamond drill holes.

10.	Two-metre composites were used, and no capping was necessary.
11.	The mean density of 2.65 t/m3 was used for unit 6a,b,c and 2.62 t/m3 for unit 6d.
12.

The cut-off grade reported in this resource estimate, 0.6% Li2O, is consistent with the previously published resource estimates by Avalon (Preliminary Economic Assessment, 2016; November 15, 2017 resource estimate).

13.	The total feldspar contents were estimated utilizing QEMSCAN® analysis of 38 drill core intervals distributed throughout the deposit.
14.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other issues.

The primary lithium-bearing minerals, petalite and lepidolite, are found within the ~600 m by ~80 m SRP. Surface mapping and results from 80 diamond drill holes were used to create a 3D model of the host lithology which was used to constrain the interpolation of assays. The Project database is maintained in Maxwell DataShed™ software and the resource estimation utilized GEMS 6.8.1.

The Project database contains 80 diamond drill holes over a total length of 13,192 m drilled between 1997 and 2018 by Avalon. Assay values for Li2O, Rb2O, Cs2O and Ta2O5 were recorded for 3,243 mineralized samples and 148 country rock samples which were studied for environmental impact assessment purposes.

1.11      Mining Methods

1.11.1      Pit Optimization

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

The pit optimization indicated that the economic cut-off grade was approximately 1.20% Li2O and the optimization run suggested a life of mine (LOM) plant feed tonnage of approximately 8.6 Mt at a grade of 1.39% Li2O.

1.11.2      Pit Design, Development and Schedule

A conceptual pit design was conducted from the bottom up using PEA design parameters and the selected optimum pit shell as a template. Figure 1.1 shows a plan and view of the pit design.

Figure 1.1
Plan View of the Pit Design

The proposed method of mining is by conventional open pit methods using drilling and blasting, loading with excavators and shovels and hauling with rigid dump trucks. Waste from the pit will initially be composed of overburden and will be dumped in the topsoil stockpile. As the pit is developed harder waste rock will be excavated and will be stored on separate waste dumps.

The Project will be undertaken by contractor-operated equipment and labour. Preproduction waste rock will be used to construct site roads, including the main haul roads and will also be used for the construction of tailing, concentrate and settling basin dam walls.

A conceptual production schedule has been produced using MineSched™ software. The production schedule is based on mining 475,000 t/y of petalite and lepidolite mineralized material. The life of the mine is expected to be 19 years with approximately 6.2 Mt of petalite material at 1.39% Li2O and 2.4 Mt of lepidolite mineralization at 1.41% Li2O mined over the length of the Project.

1.12      Recovery Methods

The Separation Rapids Lithium Project PEA mineral recovery flowsheet is based on the process testwork completed to-date. The process selected for the PEA comprises the mineral separation and recovery of a lepidolite concentrate, a petalite concentrate (both containing between 4.0% and 4.50% Li2O), and thirdly, a mixed Na/K-feldspar industrial mineral product.

This PEA is based on the processing of 475,000 t/y of mineralized material over a 19-year mine life to produce approximately 220,000 t of lepidolite concentrate, 1.32 Mt of petalite and 1.34 Mt of feldspar. The lepidolite is to be sold into the lithium chemicals industry to customers in Canada and Asia, while the petalite will be sold to customers in the glass/ceramics industries in Europe, Asia and North America. The feldspar will be sold to customers for a range of applications in North America and Europe.

A single milling and flotation circuit is provided for processing both lepidolite/petalite (LPZ) mineralization and petalite (PZ) material on a campaign basis. Tailings from the flotation of lepidolite ore will be stockpiled for future re-processing to recover petalite. Some of the final tailings from the petalite ore flotation process will feed a second, dedicated feldspar flotation circuit with the balance of the petalite tailings reporting to the tailings management facility (TMF).

A simplified block flow diagram showing the main process steps within the overall Separation Rapids flowsheet is presented in Figure 1.2

Figure 1.2
Simplified Process Block Flow Diagram

1.12.1      Process Design Criteria

The process plant design, PEA report and financial evaluation are based on the following process design criteria that have been derived from the testwork results:

•	Optical sorting mass waste rejection is 1.8% with lithium losses of also 1.8%.

•

For petalite PZ mineralization, the mass pull to slimes after comminution and attritioning is 7.9% of mill feed with an 8.6% lithium loss. For the lepidolite LPZ mineralization, mass and lithium losses are 8.4% and 6.5% respectively.

•	Mass pull to magnetics (petalite PZ only) is 13% of sorted mineralized material tonnage with lithium losses of 13.8%.

•

The lepidolite concentrates contains 4.5% Li2O% while 50% of the petalite concentrate will be 4.5% (with low sodium and potassium levels) and the balance being 4.0% for an average life of mine grade of 4.25% Li2O.

•	Lithium recovery to lepidolite concentrate (LPZ) is 78%. Lithium recovery to petalite concentrate from lepidolite tailings is 70%.

•	Lithium recovery to petalite concentrate (PZ) is 65.2% of flotation feed content.

•	Mass pull to feldspar concentrate is 82.9% of feldspar flotation feed.

•	Plant availabilities of 90% for the flotation plant although the crushing plant has been suitably sized to run on a single 12-hour shift per day.

1.13      Project Infrastructure

The property is readily accessible with a total road distance from Kenora to the site of 79 km. However, development of the project will require upgrading of the 9.5 km long Avalon Road to accommodate the mining, concentrate removal and consumable delivery trucks.

The flotation concentrator will be located at the mine site with the various concentrates (petalite, lepidolite and feldspar) being dried, bagged and trucked to an existing CN rail siding at Redditt for shipping to customers.

The site is predominately bedrock exposure with a minimum of top soil or organic cover. The site buildings are anticipated to include crusher and concentrator buildings, change room and ablution facilities, office and laboratory, electrical MMCs, maintenance building and warehouse.

Fresh water and fire water for the site will be provided from the English River. Water treatment facilities will be provided as required to supply potable water to the site.

Approximately 10 MW of (operating) power will be required during operations and this will be supplied from the existing 115 kV system running from Caribou Falls to Whitedog Falls. A stepdown transformer will be installed at the connection point to the 115-kV line and approximately 25 km of transmission line will be installed to bring the power to the mine site.

Diesel fuel storage facilities will be provided to supply the mine equipment and smaller site vehicles. A propane tank farm will also be installed to accommodate the site heating and fuel for the concentrate driers.

1.14      Market Studies and Contracts

This PEA is based on the recovery of lepidolite, petalite and mixed sodium/feldspar (Na/K) feldspar concentrates at the following approximate annual rates:

•	Lepidolite	11,800 t/y

•	Petalite	73,000 t/y

•	Na/K feldspar	100,000 t/y

It is anticipated that the lepidolite concentrate will be sold to a new lithium carbonate producer in Canada or possibly China, while the petalite will be sold to customers in the glass and ceramics industries in North America, Europe and Asia. The feldspar concentrate will be sold for applications in glass, ceramics, frits and glazes and fillers in North America and Europe.

At this stage of development of the Separation Rapids property, there are no material contracts in place. However, in February, 2017, Avalon entered into a non-binding letter of intent with Lepidico Ltd. (Lepidico) for the supply of up to 15,000 t/y of lepidolite concentrate for its demonstration plant planned for Sudbury, ON.

1.15      Environmental Studies, Permitting and Social or Community Impact

The Project site lies in an area adjacent to the English River, a regionally significant waterbody which supports a variety of wildlife and fisheries as well as tourism. The area surrounding the mine site is undeveloped and forested.

1.15.1      Project Approvals and Permitting

A Project Description and comprehensive Environmental Baseline Report of the mine and concentrator site was completed in March, 2007, updated from the July, 1999 draft. The 2007 report included a preliminary environmental impact assessment and, although this was based on a different project development model to that presently envisaged, it is expected that the vast majority of this study work is still valid.

Avalon has an Advanced Exploration Approval based on an approved closure plan, though it is presently in a state of inactivity and is permitted for 15,000 t of material. Exploration permits for additional drilling on site were acquired for drill programs in 2016 and 2017. There programs were successfully completed without any environmental impacts. The present permit allows for nearby future expanded nearby areas of exploration on recently acquired claims.

Due to the relatively small scale of the Project and the site being located well away from any federally protected areas, and because the capacity of the mine and concentrator are approximately half the tonnage triggers in the Federal Environmental Assessment Act 2012, permitting under this act does not apply. As such, permitting time lines are significantly reduced.

1.15.2      Environmental Baseline

For the mine and concentrator site, an environmental baseline study program has been conducted, investigating regional and site-specific aspects such as water quality, hydrology, vegetation, wildlife, fisheries, archaeology, and socioeconomics. Plans are in place to further update or validate this information in the next project phase, in consultation with all communities of interest.

1.15.3      Closure and Rehabilitation

For mines located on previously undisturbed sites, ecological restoration is a fundamental component of site reclamation. The main aspects of the closure and reclamation plans for the Project include:

•	Flooding of the open pit following the cessation of mining, primarily through inflows of groundwater and surface water runoff.

•	Closure and rehabilitation of the TMF in a safe and secure manner in full accordance with government regulations and good engineering practice.

•	Progressive rehabilitation of benches of the coarse rock aggregate storage areas, particularly on the river view sides.

•	Breaching and revegetation of all sediment basins associated with the TMF and the mine rock aggregate stockpiles.

•	Removal for reuse, salvage or disposal of all machinery and equipment from the crusher, process plant and other ancillary facilities.

•	Responsible removal or demolishing of all buildings and site infrastructure.

•

Maintain the mine access road during the closure and post-closure monitoring period to provide access to the site. Following completion of post-closure monitoring, the road will be scarified and re-vegetated, and culverts removed.

A 5-year post-closure monitoring program will follow closure of the mine that includes maintenance of the revegetated areas.

1.15.4      Community and Indigenous Peoples Engagement

Consultation with local First Nations Bands and the public was initiated during the 1999 baseline study. This continued in a reduced manner during the period of inactivity but was again ramped up in 2013. A memorandum of understanding initially signed with the Wabaseemoong Independent Nation (WIN) in 1999 was renewed in 2013.

Avalon maintains an engagement log which records the numerous meetings held and summaries of the meeting content, and reports this annually in its Sustainability Report.

An archaeological study was completed in 1998. This will be reviewed with the communities of interest and updated, if required. There may be a requirement to complete additional traditional knowledge studies in the next phase of project development. A socioeconomic assessment of the Project is included in the 2007 environmental study. This will be updated in the next phase of the Project.

Avalon has a full time representative in Kenora who facilitates ongoing engagement with Indigenous Peoples, communities, regulators and politicians and that contributes to the strong support for the Project.

1.16      Capital and Operating Costs

1.16.1      Capital Costs

The basis for the PEA capital cost estimate is a processing facility and related infrastructure with a nominal throughput rate of 475,000 t/y of mineralized material, comprising either petalite mineralized material (PZ) or lepidolite mineralized material (LPZ).

Initial capex requirements are summarized in Table 1.2. All costs are reported as Canadian dollars (CAD). It should be noted that, apart from the feldspar flotation plant in Years 5 and 6, provisions for what might normally be designated as “sustaining capital” are included in the operating costs.

The Project is at a green fields location and so will require construction of new tailings and waste rock storage facilities as well as an up-grade to an existing access road and the installation of an electrical power supply line.

The capex for the open-pit mine is assumed to be zero as the operation will engage a contract miner and all mining capex will be built into the contract mining operating costs.

The concept of having most of the plant pre-assembled off-site and delivered in modules (fully or partly assembled) has been assumed for much of the equipment (particularly the flotation plant) and facilities in order to reduce on-site construction activities.

Table 1.2
Initial Capital Cost Estimate

Area	Capex CAD x 1,000
	Initial Plant	Feldspar Flotation (Years 5/6)
Pre-construction	500	0
Mining	0	0
Concentrator	39,696	8,450
Tailings Disposal	6,519	0
Infrastructure	5,750	0
Total Direct Costs	51,965	8,450
EPCM	3,204	845
Freight & Transportation	1,398	327
Other Indirects	5,076	1,199
Total Indirect Costs	9,677	2,371
Owners Costs	2,000	500
Buildings	1,000	250
Contingency	12,528	2,164
Total Capital Costs	77,671	13,735

1.17      Operating Costs

Operating costs have been determined by Avalon and reviewed by Micon and are expressed in Canadian dollars. A summary of the estimated LOM average annual operating costs is presented in Table 1.3.

Table 1.3
Summary of Operating Costs

Category	Ave. Annual Costs (CAD’000)	CAD/t Milled
Petalite and Lepidolite
Mining and Reclaim	18,181	40.0
Concentrate Production and Shipping	35,826	78.8
General and Administration	1,830	4.0
Total Production Costs CAD	55,837	122.8
Total Production Cost USD	42,951	94.4
Feldspar Production and Trucking
CAD	9,707	87.7
USD	7,467	67.5

1.18      Economic Analysis

Micon has prepared this assessment of the Project on the basis of a discounted cash flow model, from which Net Present Value (NPV), Internal Rate of Return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested.

Figure 1.3 shows the annual tonnages of petalite and lepidolite produced during operations.

Figure 1.3 Annual Petalite/Lepidolite Production Schedule (tonnes)

Annual production of feldspar concentrates and intended markets are presented in Figure 1.4.

Figure 1.4
Annual Feldspar Production Schedule

Figure 1.5 presents a summary of the Project cash flow while the key project economic indicators and performance are summarized in Table 1.4.

Figure 1.5
Net Annual Cash Flow (After Tax)

Table 1.4
Key Project Indicators

Item	Units	LOM
Mine Production
Plant feed (Pre Sorter)	t	8,567,928
Waste	t	52,344,381
Total Mined	t	60,912,309

Processing
Mill Feed	t	8,413,705
Lepidolite Concentrate Grade	% Li2O	4.50%
Lepidolite Concentrate Sold	t	218,529
Petalite Concentrate Grade	%Li2O	4.25%
Petalite Concentrate Sold	t	1,322,849
Feldspar Concentrate Sold	t	1,307,500

Exchange Rate	CAD/USD	1.30

Total Sales Revenue	CAD'000	1,745,717

Item	Units	LOM
Operating Costs	CAD/t milled	CAD'000
Lithium Concentrate Production	122.77	1,032,979
Feldspar Production	16.79	141,236

Total Operating Costs	139.56	1,174,215

Capital Costs		CAD'000
Construction - Initial Capital		77,671
Feldspar Plant (Yrs 5&6)		13,735

Total Capital Expenditure	CAD'000	91,406
Working Capital		10,000
Site Closure		7,500

	Pre-tax	After Tax
Net Cash Flow (CAD’000)	472,595	327,758

Net Present Value (at 8% disc. rate)	155,562	102,191

Internal Rate of Return (IRR)	27.1	22.7

Payback Period (after tax, undisc.)	Years	4.4

Sensitivity analyses on product prices, recoveries, capital costs and operating costs suggest that the Project is most sensitive to revenue drivers, namely price and recovery which are essentially identical. At a discount rate of 8%, the Project NPV is negative when all product prices are reduced by 20%. The Project is also quite sensitive to changes in operating cost while sensitivity to capex is relatively low. Project NPV remains positive for adverse changes of up to 20% in either capital or operating costs.

1.19      Adjacent Properties

Although the SRLD is reported to be the largest rare metal pegmatite of the petalite sub-type discovered in Ontario, there are a large number of other rare metal pegmatite occurrences within a few kilometres of the Separation Rapids property. The principal occurrences are the Big Mack Pegmatite, the Southwestern Pegmatite Subgroup which includes the SRLD, Great White North and the Swamp pegmatites, and the Eastern Pegmatite Subgroup which includes Marko’s Pegmatite, Lou’s Pegmatite and others.

1.20      Interpretation and Conclusions

The PEA suggests that the Separation Rapids Project can be developed as an economically viable supplier of the lithium minerals petalite and lepidolite into the ceramics and lithium chemical industries for almost 20 years. Production of a third, feldspar concentrate further enhances the Project economics by supplying product into various industrial mineral markets.

The initial capital estimate for the Project is CAD77.7 million with a further CAD10 million required for initial working capital. The addition of the feldspar recovery circuit in Years 5/6 (or potentially sooner if funding is available) requires an additional CAD13.7 million.

Capital costs have been reduced by treating the 2 different types of lithium mineralization on a campaign basis rather than having 2 parallel processing plants.

The Project is relatively small and low in capex for a mining project, but the economic performance estimated by this report indicates a post-tax IRR of 22.7% and an NPV of CAD102 million. A sensitivity analysis suggests that the Project is most sensitive to revenue drivers, namely price and recovery (identical), and also quite sensitive to changes in operating cost while sensitivity to capex is relatively low.

The Project will provide over 70 full time employment opportunities, as well as a number of additional opportunities for local industries to grow through the provision of support services.

Consideration has been given in the design to the number and nature of the chemicals used in the flotation process and how best to minimise their consumption through recovery and recycling, as well as via water treatment to remove dissolved metals.

The site layout takes into account the various waste streams produced by the processes with all being relatively inert and free from toxic materials and sulphides. Flotation tailings are filtered and washed before being dry-stacked so as not to present a source of future ground and run-off water contamination.

Market demand for the lithium mineral products is increasing as more and more lithium is required for the expanding battery and energy storage industries and this is resulting in a squeeze on supply into the ceramics industry. In addition to a non-binding letter of intent for the lepidolite concentrate from a Canadian based customer, Avalon has identified a number of potential markets for the feldspar and is also in discussions with four potential major petalite customers.

The Project enjoys strong support from the community as well as from local politicians, First Nations and environmental NGOs. Avalon is also in discussions with a number of local businesses towards collaboration on future opportunities including contractor mining, power supply, local fabrication and product transportation.

The start of operations is not anticipated to be subject to approvals under the Canadian Environmental Assessment Act 2012 (CEAA) as the mine does not exceed any of the CEAA triggers including mine and mill tonnages. The Project will not have any new impacts to fish or fish habitat, nor will it impact on any Federal Wildlife Areas or Migratory Bird Sanctuaries. Final Permitting and Approval for the Project is therefore expected to be relatively short and simple.

1.21      Recommendations

The preliminary economic assessment presents a potentially viable project and the opportunity to generate significant revenue for Avalon. It is recommended therefore that the Project continues to the next stage of development, which is the completion of a full Feasibility Study (FS).

1.21.1      Recommendations for the Next Phase of Project Development

The next step in developing the Project is the completion of a full economic and technical FS in order to confirm these initial findings and to help source the necessary capital required for project implementation.

In order to maintain the proposed production levels and mine life, additional measured and indicated resources are required for an FS. It is probable that this requirement can largely be achieved by up-grading the inferred material through further, in-fill drilling and by mining deeper. Additional exploration drilling is also recommended in order to evaluate the potential for further, new near surface material in order to potentially reduce waste quantities and reduce mining costs.

The FS will require a more detailed mine plan and mining contract proposal based upon the revised mineral resource resulting from the above recommended work. A trade-off study for open pit vs. underground mining should also be conducted to determine if underground mining can be made economically viable and at what depth.

Further “mini-pilot” flotation work is recommended to confirm petalite recovery figures from the lepidolite mineralization and to better define the composition of the feldspar product from this material.

Additional reagent recovery and water treatment investigations are also proposed in order to maximise recycling potential and to confirm the quality of the recycled water.

The modular, pre-assembled/containerized package concept assumed in the PEA should be carried forward into the FS although a trade-off study may be warranted just to confirm and quantify the economic benefits of such an approach.

The validation and update of the 2007 baseline data is required and anticipated to be completed in the near future. Additional drilling to further develop and finalize the site hydrology and groundwater management plan is needed. Based on the results of the ongoing humidity cell and other test work on the anticipated waste materials and the plant and site water balance, a final design of the water management facilities is required. In consultation with regulators and other stakeholders, limited ongoing monitoring for surface and groundwater quality and quantity is recommended.

Based on the above and this PEA, a Certified Closure Plan is required for submission to the Ontario Ministry of Energy, Northern Development and Mines (MNDM).

In order to expedite the permitting process, the recommended trade off study and feasibility level design for the TMF containment structures should be initiated for the Environmental Compliance Approval (ECA) permit applications for these structures. The route for the power line must be finalized and obtaining all required information for permitting should be initiated in consultation with Ministry Natural Resources and Forestry (MNRF). Similarly, detailed engineering for the air and water emissions equipment are required to initiate the Provincial Ministry of Environment, Conservation and Parks (MECP) air and water ECAs.

1.21.2      Budget

The budget prepared by Avalon for the next phase of the Project development for the Separation Rapids Project is presented in Table 1.5.

Table 1.5
Budget for the Next Phase of the Project

Expense	Amount (CAD’000)
Drilling
Geotech & Hydrology	450
Testwork
Process	350
Water Treatment	50
Engineering
Mine Design	75
Process Plant & Site	175
Studies
Power Supply	50
Market Studies	30
Hydrology	175
Tailings & Waste Rock	120
Environmental Permitting	140
Final Report Compilation	75
Avalon Expenses	30

Expense	Amount (CAD’000)
Total	1,720

Micon concurs with the proposed work program budget and recommends that it be implemented.

(B)      Current Work and Future Plans

(a)      Snowbank Lithium Pegmatite Discovery

During fiscal 2018, the Company discovered a new lithium pegmatite on the Separation Rapids Lithium Property. The new discovery, named the Snowbank Pegmatite, occurs on the 100% owned Paterson Lake claims acquired by Avalon in 2017, approximately four kilometres northwest of the main Separation Rapids lithium deposit. It was discovered in a large outcrop area traceable for over 100 metres along strike (open under overburden at both ends) averaging 6 metres wide. Like the main deposit, the lithium occurs primarily in the ore mineral petalite, which occurs as large crystals up to 15 centimetres in diameter. Individual channel samples have yielded assays of up to 2.51% Li2O over 1.1 metres, indicating that petalite comprises approximately 50% of the mineral content in the rock sampled.

The Snowbank Pegmatite was discovered in the course of a summer geological mapping and geochemical sampling program on the Paterson Lake claims, following up on other known petalite pegmatite occurrences in the area. The new discovery illustrates how challenging even coarse grained petalite can be to recognize in the field (due to its similar appearance to common feldspar) and how much potential there may be for more discoveries in the Separation Rapids area to extend the life and production capacity for the new operation planned for the main deposit. Next steps will include a first phase drilling program tentatively planned for 2019.

Following the discovery, a preliminary channel sampling program was carried out, focused on the petalite mineralized areas (the results are compiled in the Company’s News Release of September 4th, 2018). The main Snowbank Pegmatite zone is up to 9 metres wide, but pinches and swells with some sections bifurcating into two to three smaller parallel dykes from 1 to 3 metres in width, for a combined average width of 6 metres, over the 100 metre long exposure. Individual dykes exhibit classic pegmatite zoning features, with an internal assemblage of coarse petalite, potassium feldspar, albite and quartz, flanked by narrow albitic border and wall zones. Three channel samples collected from the petalite mineralized sections of the main Snowbank Pegmatite zone average 1.40% Li2O, while three other parallel dykes, also sampled, locally host similar mineralization over narrower widths.

Highlights include lithium values of 1.53% Li2O over 2.6 metres; 1.61% Li2O over 2.3 metres; and 1.07% Li2O over 2.9 metres - comprising six out of 11 analysed samples. The channel samples are all close to right angles to the strike of the pegmatite and thus approximate true widths. The values can be compared with the 0.6% Li2O cutoff grade and 1.4% Li2O resource grade at the main Separation Rapids lithium pegmatite deposit. The three channels are distributed over a strike length of just over 30 metres, with spacing averaging about 10 metres, in one discrete pegmatite dyke. Visible petalite is exposed continuously for about 100 metres. Sampling methods and analysis details are included as footnotes to the table below.

Avalon’s Paterson Lake claims, contiguous with the claims and mining lease hosting the Separation Rapids lithium deposit, host three previously-known pegmatite occurrences: the Glitter, Wolf and Rattler (of which the Glitter is known to contain petalite). These occurrences fall within the same geological structure that hosts Avalon’s main Separation Rapids deposit. The new Snowbank Pegmatite is located two kilometres southeast of the Glitter and four kilometres northwest of Separation Rapids, with potential for more petalite pegmatite discoveries along this minimum six kilometre trend.

The next steps for advancing Avalon’s knowledge of the Snowbank Pegmatite, along with the nearby Glitter, Wolf and Rattler pegmatite occurrences, are further rock sampling, possibly accompanied by trenching, and finally drilling. Avalon now has multiple drill targets on the western part of the property that would be most easily accessed in winter.

(b)      Metallurgical Process Testwork

The new petalite flotation process developed by Avalon in late 2017, that successfully produced a high grade petalite concentrate (4.5% Li2O) with greatly reduced levels of sodium and potassium, has attracted considerable interest from potential customers as there is no comparable product available in the market today. This high purity petalite concentrate (which the Company has branded as “Super Petalite”) will be a premium quality material for certain specialty glass applications. The updated PEA has incorporated this flowsheet and product in the business model. Further optimization of the process will be carried out during a final pilot plant program, when feasibility study work commences.

(c)      Lithium Markets

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

Industry analysts continue to debate the near-term rate of growth in lithium demand versus supply. While new production is forecast, there is considerable uncertainty as to how rapidly this new supply will be brought on-line. It is clear that many new lithium supply sources will be needed to ultimately meet the rapidly growing demand for batteries for electric vehicles. The Separation Rapids Lithium Project will be well-situated to serve new battery production facilities contemplated in North America. However, the mineralogy of the Separation Rapids resource allows for flexibility in the lithium products that can be produced, with petalite concentrate having considerable demand as an industrial mineral in specialty glass applications. This offers a simpler, lower risk and lower cost development alternative that was the focus of the updated PEA.

For the purposes of its 2016 PEA, Avalon used a price assumption of US$11,000 per tonne FOB plant for lithium hydroxide consistent with price forecasts developed in mid 2016 by Roskill Information Services. In the June 2018 Review, Benchmark Minerals Intelligence stated that the current price (FOB North America) for lithium hydroxide in May was US$17,250/t, a 58% increase since 2016. Prices in China have fallen in Q2 2018 and are now more in line with prices in the rest of the world, around US15,000 for carbonate. While Spodumene prices (6% Li2O), FOB Australia strengthened to US915/tonne, they have recently fallen just below the US$ 900 level. While petalite prices are not reported, petalite concentrates - with an average 4.5% Li2O content, a petalite concentrate (compared to spodumene at 6%), could attract a price of US$650/tonne, based purely on lithium content.

Lithium chemicals are getting most of the attention in the market and the media due to the increased demand projected for lithium ion batteries in electric vehicles. The markets for lithium in high strength glass products are also expected to grow. Many existing and new high strength glass formulations for automotive, aircraft, cell phones, and video displays where durability and light weight are key, require lithium to achieve the desired properties. Avalon’s new “Super Petalite” product is well-suited for this market.

Numerous expressions of interest have been received from potential customers for the Company’s lithium industrial mineral products and discussions on off-take commitments are ongoing. These have helped to define the probable market size for the petalite product, allowing the Company to finalize an appropriate production capacity for the Phase 1 plant for the purposes of the updated PEA. With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company is well-positioned to bring a new supply to the market to serve priority customers, once project financing is in place.

(d)      Environmental Assessment and Community Engagement Update

Avalon is committed to developing the Separation Rapids Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports. These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, creating benefits for local communities and providing full transparency in its social and environmental performance. The Company and the project are well known in the local community.

The Company completed site water, sediment, fish, invertebrate and endangered species studies in June, 2017 and October, 2017 that successfully advanced the validation of the 1999 environmental baseline study. Initial leachate work has validated that the site rock is not acid generating, and additional work on neutralized tailings is ongoing. The original baseline environmental study prepared in 1999 and updated in 2007, required the spring and fall 2017 and summer 2018 data collection to further update this study and align it with recent regulatory changes. A Draft Project Description and Environmental Impact Assessment was produced in 2017. Additional assessment work for the new Tailing Management Area was completed to accommodate the updated PEA. Recent project modifications will not significantly change environmental designs at the mine site, but will significantly reduce to eliminate the permitting and environmental risk from processing facilities at other sites.

Permitting has been advanced through a multi-ministry meeting to review the completed Draft Project Description, discuss the provincial permitting process and to obtain regulator input into the project planning and confirm the proposed environmental work program. Separate discussions were held with federal regulators which also included the probable exemption of the project from the Canadian Environmental Assessment Act 2012 (“CEAA”) due to the low environmental impact of the project and the fact that the project does not exceed any of the regulated triggers under the Act. Avalon is carefully monitoring the developments of the Impact Assessment Act that could soon replace CEAA. No serious concerns have been identified. Similarly, the new Federal Metal and Diamond Mines Effluent Regulation, replacing the Metal Mining Effluent Regulation, will not negatively impact the project. Ongoing engagement is planned to coincide with the approvals process to review the simpler and lower impact business model of the recent PEA.

The Project is located in the traditional land use area of the Wabaseemoong Independent Nations (“WIN”) for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the Project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on Project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on business opportunities and providing training for community members. The Company has also initiated dialogue with the Métis Nation of Ontario which holds Aboriginal rights in the area. Following the completion of the Draft Project Description, positive project review meetings were held with the Wabaseemoong Chief and Council and with the Métis Nation of Ontario at a Valued Components Workshop in order to review the project and obtain guidance and comments on environmental aspects of the project. The staged development approach is also advantageous to Avalon’s potential Indigenous partners by providing time to consider opportunities for direct participation in project development and time for individual members to obtain the necessary training for jobs at the site. Engagement is ongoing with local Indigenous communities, regulators, and local government who continue to be supportive of the project.

The development model designed for the PEA results in a smaller environmental footprint, including low GHG emissions and almost non-existent air emissions. There are no anticipated environmental impacts of concern at the project, with the mineral deposit and waste rock being non-toxic and non-acid generating and minimal water discharge being anticipated. Avalon will continue to update and validate its 2007 environmental baseline study and the tailing management system design in the context of the new development model. Avalon is currently working with Hydro One to determine the optimal route to deliver clean hydro-electric power to the site from one of the nearby dams on the English River. The Company is already studying the potential for beneficial new uses of the site as part of its closure strategy, including re-purposing the waste areas for agricultural use such as wild rice habitat.

The Company is planning to formally start the permitting process this fall, once sufficient engineering data and project financing are in place. Overall, the Company does not anticipate any delays in securing the necessary permits and approvals to proceed with the proposed PEA production facility.

(e)      Future Work

The next step in the Project’s development is to proceed with a short pilot program to finalize reagent recycling and water treatment processes, after which a bankable feasibility study will be completed. This work is expected to proceed later in 2019 after off-take agreements are concluded and additional project financing is in place. Some additional drilling is contemplated to bring more of the Inferred resources into the Measured and Indicated categories. In addition, Avalon continues to explore for new lithium pegmatites, particularly on the western extension of the property, where a number of new petalite occurrences have been identified, but never previously drilled, including the Glitter pegmatite. A detailed mapping and sampling program on the western extension area is currently in progress.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

East Kemptville Tin-Indium Project

(A)      Summary of Technical Report

The technical report on the property is entitled “The East Kemptville Tin Production and Site Remediation Project Preliminary Economic Assessment, Nova Scotia, Canada” dated August 30, 2018, effective July 24, 2018 (the “Technical Report”) and prepared by Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Dayan Anderson, M.S., MMSA and Jane Spooner, P.Geo, all of Micon, Donald H. Hains, BSc, MBA, P. Geo of Hains Engineering Company Limited, Reid Smith, M.A.Sc. P.Geo. of Stantec Consulting Ltd. and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101.

In accordance with the regulations under NI 43-101, it is noted that the PEA must be considered preliminary in nature, as it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

The PEA has been prepared by Micon under the terms of its agreement with Avalon. As discussed in the relevant sections of the report, Micon has prepared a mine plan and schedule, has reviewed the metallurgical testwork carried out on the property, the mineral processing flowsheet, has reviewed infrastructure requirements, prepared capital and operating cost estimates and an economic analysis of the project.

The PEA is based on the open pit mining and processing of mineral resources contained within two existing pits and an existing low-grade stockpile to produce a tin concentrate only. One important aspect of this relatively small-scale mining project is that it provides for a reduction in the long-term environmental liability and eventual full rehabilitation of the brownfield site.

The effective date of the mineral resource estimate on which this PEA is based, is 7 May, 2018 (see Avalon press release dated 28 June, 2018). This resource estimate was prepared by Avalon and is considered not to be materially different from the previous mineral resource by Hains Engineering Company Limited (Hains Engineering), which is described in an Avalon press release dated 31 October, 2014. Hains Engineering is independent of Avalon.

1.1      East Kemptville Property

The East Kemptville tin-indium project is located on NTS map sheet 21A/04A and /05B in Yarmouth County, southwestern Nova Scotia. The property is located approximately 180 km southwest of Halifax, the provincial capital, and 55 km northeast of the town of Yarmouth. The site accessed from Yarmouth via Nova Scotia paved Highways 340 to Carleton and then 203 to the site. Yarmouth lies on Highways 103 and 101, approximately 300 km by road from Halifax.

Avalon holds a 100% interest in the property via Special Licence 50462. The area covered by Special Licence 50462 includes the Closure Area represented by the former East Kemptville Tin Mine property, which is currently under the management of Rio Algom Ltd (RAL), the surface rights holder. The Special Licence 50462 issued to Avalon on 24 April, 2015 by the Government of Nova Scotia, is for a term of three years, renewable twice for one year. While Avalon’s Special Licence 50462 is active, the Mineral Resources Act provides protection against competing applications to parties with active applications under consideration. As of the date of this report, the Special Licence 50462 has been renewed by the Government of Nova Scotia to 2 February 2019.

1.2      History

Significant, greisen-style tin mineralization was discovered in granitic outcrop in the East Kemptville area, in 1978, by Shell Canada Resources Limited (Shell). Shell initially drilled a total of 136 diamond drill holes for a total of 12,450 m during 1979 and 1980, followed by a further 23 diamond drill holes totalling 1,840 m in the centre of the deposit to test for grade continuity between existing holes. Subsequently, an additional four diamond drill holes totalling 490 m were drilled as part of an underground exploration and bulk sample program conducted between September, 1981 and February, 1981.

The south-central part of the deposit was also tested by 975 m of underground drifting during the period from September, 1980 to February, 1981. The ramp access tested an area of approximately 500 m by 350 m to a vertical depth of 50 m. A total of 31,600 t of material was extracted as a bulk sample and four underground diamond drill holes totalling 490 m were drilled for comparative purposes. (RAL, 1983)

In 1982, the East Kemptville Deposit and surrounding claims were purchased from Shell by Riocanex, the Canadian exploration arm of RAL. During 1982 to 1983, RAL conducted a detailed due diligence of Shell’s work and drilled a total of 15 drill holes totalling 1,305 m during 1983 in preparation for a feasibility study and production decision also completed in 1983.

The open-pit operation at East Kemptville commenced in the fall of 1985 with a reported planned 17 years of production at rates of 9,000 t/d of plant feed material and 5,000 t/d of waste. This operation produced high (50% Sn) and low (21.4% Sn) grade tin concentrates a copper concentrate (25% Cu) and a zinc concentrate (50% Zn). Shortly after commencing production, the operation ran into serious problems related to the recovery of tin by gravity methods. A dramatic price decline of approximately 50% for tin on world markets in the fall of 1985 put added pressure on the operation. Continued poor tin prices resulted in cessation of operations in early 1992.

1.3      Geology and Mineralization

The East Kemptville Project is located within the Cambro-Ordovician aged, Meguma Terrane of mainland Nova Scotia. The East Kemptville deposit is a greisen hosted Sn-Cu-Zn-Ag-In deposit with the alteration and mineralization mostly affecting the East Kemptville leucogranite (EKL).

Tin and base metal (Zn-Cu-Ag-W) mineralization within the deposit is primarily fine to medium-grained and is associated with northeast-trending, sub-vertical and zoned, quartz-topaz, sulphide-bearing greisens, veins, and stockworks that occur primarily in the sericite-silica-topaz altered portions of the EKL near where the East Kemptville Shear Zone (EKSZ) meet the roof zone in contact with surrounding metasediments.

The overall gross dimensions of the original potential economic mineralization at the Main and Baby Zones based on a cut-off grade of approximately 0.05% Sn are in the order of 1,500 m long, 350 m wide and 75 m to 150 m deep. Most of this volume is represented by the larger, Main Zone. The smaller and discrete Baby Zone occurs a few hundred metres southwest of the Main Zone within what is believed to be a structurally controlled, satellite intrusion.

Mineralization between the Main Zone and the Baby Pit is referred to as the Southwestern Extension of the Main Zone and is not exposed at surface but intersected in drilling.

Cassiterite accounts for most (>90%) of the tin mineralization with stannite accounting for the remainder. Zinc is primarily found as sphalerite and indium is associated with the sphalerite. Copper is primarily present as chalcopyrite and other copper sulphide minerals.

1.4      Exploration

Prior to the 2014 and 2015 drill programs, exploration by Avalon has been limited to regional reconnaissance geochemical sampling and limited diamond drilling on the exploration licences outside of the Special Licence area.

1.4.1      Avalon 2014 Drilling Program

Avalon completed an in-fill/twin hole program consisting of seven HQ diamond drill holes totalling 986 m in 2014. The purpose of Avalon’s 2104 drill program was to investigate mineralization between the Main Zone pit and Baby Pit, referred to as the Southwestern Extension of the Main Zone, and at depth, and to twin some selected historic holes as part of a due diligence program to validate the historical drill results.

In general, the geology and polymetallic Sn + Zn + Cu zones encountered in the drilling are considered to be typical of historic drill results reported by Shell and RAL in the Baby and Southwest Extension Zone Areas. Drilling was successful in confirming the known geology and the mineralization associated with the Southwest Extension of the Main Zone

1.4.2      Avalon 2015 Drilling Program

In 2015, Avalon completed the drilling of twenty-two HQ diamond drill holes totalling 4,514 m. The objectives of this program were to further definition of mineral resources, obtain additional geotechnical information for mine planning and geochemical information for waste rock handling planning, and obtain a bulk sample for potential pilot scale metallurgical testing.

The drill hole sample preparation and assays conducted under best practice QA/QC procedures with insertion of blanks and standards, as well as duplicate coarse sample analyses at a secondary laboratory and core duplicates.

1.5      Sample Preparation, Analyses and Security

1.5.1      Avalon 2014 Drilling Program

Core was placed in numbered and marked core boxes at the drill site and a quick log prepared. Avalon personnel transferred boxes to the core logging area where drill core was logged in detail and marked for sampling and all core photographed prior to sampling.

Sampling was typically undertaken on 1.5 m intervals within mineralized sections. Core was split using a manual core splitter, with the remaining ½-core reassembled in order in the core box. Sample material was placed in plastic sample bags with sample number marked on the outside of the bag and a sample tag stapled to the inside fold of the bag. A duplicate tag was placed in the core box. Duplicate samples were obtained from drill core by splitting core in half, with one half noted as the main sample and the other half noted as the duplicate in the sample log. Standards and blanks were inserted in the sample list on a pre-determined basis.

Bagged samples were placed in 20-L plastic pails. The pails were sealed with secure lids and taped closed and the sample numbers noted on the outside of the pail. Once a sufficient number of samples had been prepared, samples were shipped by courier to ALS Canada Ltd. (ALS) in Sudbury for initial sample preparation. After initial sample preparation, ALS shipped the samples to its Vancouver facility for assaying. Check sample splits were shipped by ALS to SGS Canada in Lakefield, Ontario, and to Activation Laboratories Ltd. (Actlabs) in Ancaster, Ontario.

A total of 404 samples (excluding the 57 duplicates, standards and blank samples) were submitted to ALS for multi-element analyses. Sixteen blanks, 15 standards and 13 field duplicates were inserted into the three sample shipments to monitor contamination, accuracy and precision.

1.5.2      Avalon 2015 Drilling Program

For the 2015 drill program, the sample treatment at the core logging facility was similar to 2014, with the exception that the samples were shipped to Actlabs’ sample preparation facility in either New Brunswick or Ontario, with the New Brunswick facility utilized except in some cases where a backlog had built up in New Brunswick. In the latter case, the samples were shipped direct to the Actlabs laboratory in Ancaster, Ontario.

For the 2014 program, only a limited amount of sampling was undertaken in non-mineralized sections (limestone and greywacke). However, in 2015, in light of the occurrence of mineralization to the boundary of sampling, prior to the start of the 2015 drill program, additional sections of unsampled 2014 core were split and assayed and, in some cases, contained significant mineralization that was contiguous with existing known mineralization.

The initial sample processing and analysis was completed by Actlabs (Ancaster, Ontario) and the check samples sent to ALS (Vancouver, BC) for analysis.

1.5.3      Low Grade Stockpile Surface Sampling Program

In order to verify the metal grade of the low-grade stockpile, a surface sampling program was completed in 2015. A program was completed with two samplers to reduce sample bias, each independently taking a sample at points at 50 m intervals across the length and width of the low-grade stockpile, plus samples around one side of the bottom of the pile. The two samples from the two individuals from each site were kept separate for analysis in order to investigate any sampling bias on the part of one or other sampler. A total of approximately 270 kg was collected with each sample being about 5 kg.

Samples collected from each site were shipped to Actlabs for analysis. Comparing these analyses with the RAL Closure Plan (RAL, 1993) showed that the Avalon estimates for Sn and Zn grades are within 11% of the surface samples quoted by RAL.

1.6      Data Verification

Data verification for the 2014 drill program and the resource database included the following:

1.	Comparison of 2014 drill core sample numbers against assay sample shipment lists and sample receipt list.

2.	Survey of drill collar coordinates by a qualified Nova Scotia land surveyor.

3.	Site visit and inspection of 2014 drilling procedures, core logging, and sampling by Hains Engineering.

4.	Collection of due diligence ¼-core samples and independent assaying of samples by Hains Engineering.

5.	Comparison of 2014 drill core assays against assay certificates.

6.	Comparison of historic drill logs and assay certificates against the historic Excel database used in the resource estimate.

7.	Verification of historic Rio Algom Limited (RAL) QA/QC data.

8.	Inspection of selected historic drill core stored at the NSDNR Core Library in Stellarton, Nova Scotia and verification of descriptions in historic drill logs by Hains Engineering.

9.	Collection of due diligence ¼-core samples and independent assaying of samples from selected drill core intervals of historic drill core stored at Stellarton by Hains Engineering.

In the opinion of author, the 2014, sampling and assay data and the historic drill hole and assay data, as represented in the resource database, are reliable and can be used in resource estimation.

QA/QC measures employed for the 2014 drill program included the following:

1.	Insertion of standards and blanks in the main sample batches.

2.	Assays of coarse duplicates to check sample preparation procedures and laboratory precision.

3.	Assays of pulp duplicates to laboratory analytical precision.

4.	Coarse check samples assayed at two separate laboratories to check sample preparation procedures and analytical bias.

5.	Insertion of certified standard reference materials in check sample assay batches.

6.	Internal laboratory QA/QC protocols incorporating the use of certified standards and blanks and duplicate and repeat assays.

The review of the QA/QC data indicates no significant issues with respect to sample preparation, assaying and laboratory precision.

Similar QA/QC protocols were followed in the 2015 drill program as previously used in 2014. The results on the standards and duplicates suggest that Actlabs may have a slight negative bias in analyses in tin. As all biases present are indicated at levels below 10% and in most cases less than 5%, the analytical data is considered acceptable for resource estimation.

Data verification of the historic sampling and assay data consisted of checking the reported assay values contained in the QA/QC appendix of the RAL feasibility study against the current assay data base and the available drill logs. The current assay data base is a compilation undertaken by Avalon of all available assay certificates, drill logs and survey data. The Shell and RAL drill core assays are considered as acceptable for resource estimation purposes.

1.7      Mineral Processing and Metallurgical Testing

Avalon has conducted a number of testwork programs on samples representing the East Kemptville deposit. Work began with SGS UK in Cornwall, UK, to develop a comprehensive flowsheet to produce tin, copper, and zinc/indium concentrates using mineralized samples from the Baby Zone deposit. This set the baseline for a subsequent test campaign, in 2016, at Met-Solve, who investigated recovering tin (only) from the existing low-grade stockpile.

Testwork was undertaken by SGS UK using a 290 kg blended composite from 1,140 kg of material comprising 394 split drill core from the Baby Zone. The testwork completed included heavy liquid sink/float tests, Bond rod and ball mill grindability tests, gravity separation tests and flotation tests.

SGS UK was able to develop a flowsheet for the East Kemptville deposit to produce copper, zinc and tin concentrates. Copper recovery was estimated at 86.4% into a 20.7% grade copper concentrate, zinc recovery was estimated at 84.5% into a 51.4% grade zinc concentrate and tin recovery into a 50.5% Sn concentrate was estimated at 76.8% ..

Using the SGS UK test results as a basis, Avalon contracted Met-Solve in Langley, BC (Met-Solve), in 2016, to undertake further flowsheet development testwork to recover tin from East Kemptville mineralization. The testwork program was divided into three phases:

•	Phase I: Use of falcon gravity concentrators at 3 different grind sizes (200, 150 and 100 µm) to determine the sample’s response to gravity concentration for the recovery of tin.

•	Phase II: Grind material to 200 µm for the gravity rougher stage, followed by a regrind to 100 µm for gravity scavenging. Gravity tailings were then floated to attempt to recover additional tin.

•	Phase III: Locked Cycle tests of the best flowsheet configuration previously identified in Phases I and II.

The sample provided by Avalon for the Met-Solve testwork comprised approximately 178 kg of crushed samples from the East Kemptville low-grade stockpile.

The testwork resulted in the development of a flowsheet capable of producing a tin concentrate containing up to 55% Sn with a tin recovery of approximately 60%. The material will be milled to P80 ±80 microns before being put through a series of centrifugal gravity concentrators. The gravity concentrates will feed a magnetic separation circuit followed by a simple sulphide flotation circuit to remove sulphides. The non-sulphide flotation tailings will be cleaned using final shaking table gravity circuit, the concentrates from which will be collected and dewatered before being shipped to potential customers.

Testwork also showed that tailings from the gravity circuit can be treated through a bulk sulphide flotation process to reduce contained sulphur to approximately 0.05% S, making it a suitable material for capping of the tailings dam

1.8      Mineral Resource Estimates

An updated mineral resource estimate for the East Kemptville project was completed on 7 May, 2018 (see Avalon news release dated 28 June, 2018). The mineral resource estimate is based on a block model prepared by Avalon and is summarized in Table 1.1. The deposit was subdivided into the Main Zone and the Baby Zone, which were interpolated separately. The in situ unmined tin resources were estimated using historic drill holes, data from drill holes completed by Avalon in 2014 and 2015, and a post-mining topographic model. A tin cut-off grade of 0.10% was considered as reasonable based on current mine plans and historic cut-off grade used at the East Kemptville mine.

Table 1.1
Updated Mineral Resource Estimate for the Main and Baby Zones

Classification	Cut-off grade Sn (%)	Main Zone NE		Baby Zone		Total
		Tonnes (Mt)	Sn (%)	Tonnes (Mt)	Sn (%)	Tonnes (Mt)	Sn (%)
Measured	0.08	0.40	0.173	0.22	0.241	0.61	0.197
	0.10	0.38	0.177	0.20	0.251	0.58	0.203
	0.12	0.32	0.188	0.19	0.259	0.51	0.214
Indicated	0.08	27.89	0.133	1.72	0.194	29.61	0.137
	0.10	20.91	0.148	1.48	0.211	22.39	0.152
	0.12	14.84	0.163	1.27	0.228	16.11	0.168
Measured + Indicated	0.08	28.28	0.134	1.93	0.199	30.22	0.138
	0.10	21.29	0.148	1.68	0.216	22.97	0.153
	0.12	15.16	0.164	1.46	0.232	16.62	0.170
Inferred	0.08	18.54	0.125	0.90	0.153	19.43	0.126
	0.10	13.56	0.137	0.69	0.172	14.25	0.139
	0.12	8.11	0.156	0.51	0.193	8.62	0.158

Notes:

1.	CIM Definition Standards for Mineral Resources, 2014, were followed.
2.	The Qualified Person for this Mineral Resource estimate is William Mercer, Ph.D., P. Geo. (Nova Scotia). The mineral resources are current as of May 7, 2018.
3.	The mineral resource estimate is based on 194 drill holes totalling 21,456 m drilled between 1979 and 1991 by previous operators and 23 holes totalling 4190 m drilled by Avalon in 2014 and 2015.
4.	Drill data were organized in Maxwell DataShed and for estimation purposes were transferred to the Geovia GEMS 6.8.1 software, wherein the block model was developed.
5.

Resources were estimated by interpolating composites within block models of 24 m by 24 m by 12 m blocks in the Main Zone and 6 m by 6 m by 6 m in the Baby Zone. Interpolation used the Ordinary Kriging method.

6.

In the Main Zone, Measured material was defined as blocks interpolated with a search ellipse with radii of 40x20x15 m using 18-36 samples, corresponding to 3-6 drill holes, indicated material with a 120x40x18 m search ellipse and the same number of samples, and inferred material with a 315x85x18 m search ellipse using 12-24 samples corresponding to 2-4 drill holes. In the Baby Zone, Measured material was defined as blocks interpolated with a search ellipse with radii of 30x20x8 m using 6-12 samples, corresponding to 3-6 drill holes, indicated material with a 48x33x12 m search ellipse and the same number of samples, and inferred material with a 95x65x24 m search ellipse using 4-8 samples corresponding to 2-4 drill holes (see Section 1.12 Resource Classification).

7.	Prior to compositing, the assays were capped at 1% Sn, which corresponds to the 99th percentile of the tin assay data, reducing the length- weighted mean of the tin assays by 9.4%.
8.	Mean density values of available data of 2.728 t/m3 and 2.784 t/m3 were used for the Main and Baby Zones, respectively.
9.	The resource estimate has been constrained using the Whittle pit described previously (Avalon News Release 15-02, February 25, 2015).
10.

Several possible cut-off grades are reported in this resource estimate. Based on past mining practice at East Kemptville, a cut-off grade of 0.1% Sn is reasonable and preliminary cost and revenue values at the time of estimation also suggest this is reasonable.

11.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other issues.

The Qualified Person (QP) for the Baby and Main Zone mineral resources reported in the PEA is William Mercer, P. Geo. who is not independent from Avalon. However, these current resource estimates have not changed significantly since the previous versions that were prepared independently by Hains Engineering with its principal, Donald H. Hains (P.Geo), serving as the independent QP for the purpose of NI 43-101 (News Release 14-13, October 31, 2014).

There has been no change of the mineral resource estimate for the low-grade stockpile since the previous estimate by Hains Engineering with an effective date of 16 November, 2015 (see Table 1.2) .

Table 1.2
Low Grade Stockpile Estimated Inferred Mineral Resource

Category	Tonnes (Mt)	Grade (%)
		Sn	Zn	Cu
Inferred	5.87	0.112	0.100	0.61

Notes:

1.	This estimate is as of 16 November 2015.
2.	CIM Definition Standards 2014 were followed for mineral resources.
3.	The independent Qualified Person for this Mineral Resource estimate is Donald Hains, P.Geo., of Hains Engineering.
4.	Resources were estimated by examination of historical RAL data and Avalon’s 2015 sampling of the Low-Grade Stockpile.
5.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing or other issues.

1.9      Mineral Reserve Estimates

No mineral reserves have been estimated for the East Kemptville tin project.

1.10      Mining Methods

Avalon plans to engage a locally (Eastern Canada) based mining contractor to mine material from the Rio Algom Ltd. (RAL) legacy stockpile, the Baby Zone pit and the Main Zone pit. This contractor will be responsible for supplying, operating and maintaining all mining equipment, trucks and mining related infrastructure.

The mine is envisaged as an open pit operation using a conventional drill and blast process and conventional truck and shovel methods for material movement.

For the PEA, the life-of-mine (LOM) open pit mineable plant feed material within the conceptual pit designs is 9.22 Mt, inclusive of Measured, Indicated and Inferred resources, with a total waste movement of 3.24 Mt for an average stripping ratio of 0.35:1. With the inclusion of an additional 5.87 Mt of Inferred resource from the RAL legacy stockpile, the mine life is extended to 19 years. The mill feed rate used for the design is 806,000 t/y.

The economic parameters used as inputs for the mine optimization and design are summarized in Table 1.3.

Table 1.3
Pit Optimization Criteria East Kemptville Tin Project

Parameter	Unit	Value
Mining Cost (Mill Feed)	CAD/t mined	4.70
Mining Cost (Waste)	CAD/t mined	4.70
Legacy Stockpile Rehandle	CAD/t moved	1.25
Process Cost (Concentrator)	CAD/t mill feed	7.85
Process Cost (Sulphide Flotation)	CAD/t mill feed	0.63
G&A	CAD/t mill feed	1.54
Overall Pit Slope	degrees	48
Processing Recovery (Sn)%		60.0
Metal Price (Sn)	USD/t	20,656
Treatment Charge	CAD/t conc	455
Transportation	CAD/t conc	225
Exchange Rate	USD to CAD	1.30

1.11      Recovery Methods

The metallurgical process flowsheet for the Project is based on the mineral separation and recovery of a tin concentrate with a target grade of 55 wt.% Sn. A small portion of the copper, zinc, iron and indium will be collected into a sulphide concentrate which will be appropriately disposed of in the tailings facility unless a buyer for the material is found. Data gathered from both the SGS UK and Met-Solve metallurgical test programs along with historical information from previous operations and operating personnel was reviewed and used as the basis for developing the flowsheet.

Avalon’s objective is to construct a simple plant with as few unit operations as possible and focused purely on tin recovery. It is acknowledged that this approach will result in a lower than possible metal recovery, but it is believed that the low costs associated with such an approach will out-weigh any drop in recovery.

The PEA is based on the following assumptions derived from the testwork results:

•	806,000 t/y of stockpiled mineralized material will be fed to the concentrator at a rate of 100 t/h.
•	Target primary grind P80= 80 Microns.
•	The tin gravity concentrate grade of 55% Sn and tin recovery to concentrate of ~60%.
•	Plant availability of 91.3% for the concentrator (8,000 h/y operating time).
•	Preliminary tin recovery will be by centrifugal concentrators with shaking tables used to produce the final product.
•	Concentrate cleaning will include magnetic separation and flotation to remove iron, copper and zinc sulphides.

A copy of the simplified flowsheet is included in Figure 1.1. The flowsheet consists of several conventional processes to produce a tin concentrate. This includes crushing, milling and classification, a series of gravity circuits using high-speed centrifugal concentrators (HSCCs), magnetic separation and flotation to remove the metal sulphide before going through a series of shaking tables. A bulk sulphide flotation circuit is also included in Year 6 of the operation to remove sulphides from the gravity tailings.

Benign flotation tailings will be filtered and used for capping the tailings facility. The bulk sulphides concentrate removed from the gravity tailings will be combined with the sulphide concentrate from the tin gravity circuit and stored under a cover of water to prevent oxidation.

Figure 1.1
Simplified Flowsheet

1.12      Project Infrastructure

Existing roads on site allow easy access to the entire site for operations and maintenance. A new haul road will be required from the mine pits to the processing plant. There is sufficient infrastructure in the area to support the labour force required for the project operations and no need is seen for accommodations at site.

1.12.1      Power, Fuel and Water

Primary power to the site will be provided by Nova Scotia Power via an existing line which will feed a new substation at site. Emergency/back-up power will be provided by a diesel generator.

Diesel storage and fueling stations will be provided on site for mobile equipment.

Raw water from the Tusket River will supply potable, fire and process water requirements. Process water will be recycled to keep make-up water requirements to a minimum. Process water will also be extracted from the 2 existing pits or recycled from the TMF in order to minimize raw water consumption and to also make the pits accessible for mining.

The existing water treatment facility which treats run-off from the tailing facility will be maintained for ongoing operations and modified as required to meet the new project demands, although minimal changes are anticipated to be required.

1.12.2      Buildings, Communication and Waste Handling

The intention is to erect a single pre-engineered and pre-fabricated building that can house the main processing plant (excluding crushing circuit), stores and workshop areas all under a single roof.

Proven, reliable and state-of-the-art telecommunications systems will be provided at the site for permanent operations and maintenance.

Waste materials (organic waste, hazardous and recyclable wastes, etc.) will be sorted on site and disposed of off-site using local contracting companies or existing municipal handling facilities.

1.12.3      Concentrate Storage and Shipping

Concentrate will be bagged, containerized and stored at site before shipment on a regular basis to the laydown area at the port in Shelburne or Halifax. On average, approximately 120 t of concentrate will be produced per month requiring the transportation of 4-5 truckloads per month from the site to the port.

1.13      Market Studies and Contracts

For the purposes of the PEA, Avalon has undertaken an in-house analysis of the markets for tin concentrates during the course of which it has consulted with industry participants and specialist consultants.

A tin price of USD21,038 /tonne has been used for the PEA, which is not only the World Bank forecast for 2020, but also is consistent with the LME price for tin during the first quarter of 2018 (USD21,187).

1.14      Environmental Studies, Permitting and Social or Community Impact

Following the completion of an environmental baseline study, impact assessment and permitting, the East Kemptville mine operated between 1983 and 1992 at a production rate approximately 4 times higher than that envisioned for this project. The overall site is currently considered a brownfields site with ongoing perpetual treatment of runoff water.

The East Kemptville site has long term environmental liabilities that are the result of sulphide minerals that remain in the pit walls, low grade and waste rock stockpiles, and tailings, all of which generate acid mine drainage (AMD) to greater or lesser extents. At this time, these liabilities are being effectively managed by the surface rights holder through the collection, treatment and release of treated water.

An agreement between Avalon, the surface rights holder and the Government of Nova Scotia will be required, prior to development of this project, which details how and when Avalon will assume care and custody of the closed site. A letter describing this requirement was signed by the Ministry of Natural Resources (now Nova Scotia Energy and Mines).

The start of operations is not anticipated to be subject to approvals under the Canadian Environmental Assessment Act 2012 (CEAA) as the mine does not exceed any of the CEAA triggers, including mine and mill tonnages. The project is not anticipated to have any new impacts to terrestrial, fish or fish habitat, and will not impact any federally designated wildlife conservations areas. The project will be subject to the Nova Scotia Environment Act and associated regulations (including the Environmental Assessment Regulations), via the provincial “One Window” approach to mineral resource development chaired by Nova Scotia Energy and Mines.

Planned operations are an integral component of the overall mine rehabilitation strategy and to mitigate the present and ongoing sources of environmental liability. The brownfields site has known sources of AMD to both surface and groundwater. These are now well understood by Avalon and appropriate mitigations and closure plans identified for these historical impacts have been developed, as well as for any impacts anticipated from future operations.

Avalon is recognized for its leadership in Indigenous Engagement. It has already reached out to the Mi’kmaq First Nation to make them aware of recent small drill programs and to initiate dialog with them. Avalon has also initiated engagement with the local community.

1.15      Capital and Operating Costs

1.15.1      Capital Cost Estimate

The estimated Project capital requirements are summarized in Table 1.4. All costs are reported as Canadian Dollars (CAD or $) with a base date of first quarter, 2018. It should be noted that, apart from the sulphide removal circuit in Year 5, provisions for what might normally be designated as “sustaining capital” are included in the operating costs.

The capital cost estimate for this Project is considered to be at a scoping level with an accuracy of +50%/-35% and carrying an average contingency of 18.6% on total initial estimated capital.

Table 1.4
Initial Capital Cost Estimate

Area	Capex CAD x 1,000
	Initial Plant	Sulphide Removal (Year 5)
Mining	0	0
Concentrator	18,472	4,076
Tailings Disposal	544	0
Infrastructure	946	0
Total Direct Costs	19,962	4,076
EPCM	1,497	306
Freight & Transportation	861	188
Other Indirects	1,778	446
Total Indirect Costs	4,136	940
Owners Costs	1,000	500
Buildings & Tailings	750	100
Contingency	4,820	1,003
Total Capital Costs	30,688	6,620

Mining capital costs are assumed to be zero as the operation will engage a contract miner and all mining related capital costs are built into the contract mining operating costs.

Excluded from the pre-production capital cost estimate is the allowance for dewatering the two pits. This amount is estimated at CAD850,000, which increases the estimate to CAD31.5 million.

1.15.2      Operating Cost Estimate

A summary of the LOM average annual costs is presented in Table 1.5.

Table 1.5
Summary of Operating Costs

Category	Ave. Annual Costs (CAD’000)	CAD/t Milled	CAD/t Tin	CAD/t Conc.
Stockpile Reclaim & Mining	3,588	4.40	5,076	2,792
Concentrator Processing	6,556	8.04	9,274	5,102
Concentrate Transport	289	0.36	409	225
Remediation & Site Management	848	1.04	1,200	660
General & Administration	340	0.42	480	264
Total Production Costs CAD	11,583	14.25	16,439	9,044
Total Production Cost USD	8,910	10.96	12,646	6,957

1.16      Economic Analysis

Micon has prepared this PEA of the Project on the basis of a discounted cash flow model, from which Net Present Value (NPV), Internal Rate of Return (IRR), payback and other measures of Project viability can be determined.

The technical parameters, production forecasts and estimates described elsewhere in this report are reflected in the base case cash flow model.

1.16.1      Macro-Economic Assumptions

An exchange rate of CAD1.30/USD is applied in the base case, approximately equal to current rates and to the trailing average over the past two years.

Micon has applied a real discount rate of 8% in its base case evaluation, approximating the weighted average cost of capital (WACC) for the Project.

The base case cash flow projection assumes a constant price of USD21,038/t tin metal.

Nova Scotia mining taxes, and Canadian federal and provincial income taxes payable on the Project have been provided for in the cash flow forecast.

No royalty has been provided for in the cash flow model.

The base case Project annual cash flows are presented in Figure 1.2.

This PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Before tax, the base case demonstrates an undiscounted payback period of 6.7 years, and an IRR of 15.0% . At an annual discount rate of 8%, the Project has a net present value (NPV8) before tax of CAD17.8 million, and the payback period extends to 9.2 years.

After tax, the base case undiscounted payback period is 8.0 years, leaving a tail of 11 years planned production, and the Project has an IRR of 10.6% . The NPV8 after tax is CAD5.6 million, and the payback period extends to 13.6 years.

Figure 1.2
Annual Cash Flow

1.17      Risks and Opportunities

The Project as currently envisaged presents the following risks and opportunities.

1.17.1      Head Grade to Mill

The opportunity presented by the drill hole spacing is that there may be areas of potential high-grade mining that are poorly defined and unrecognised at present due to the wide drill hole spacing thus increasing the mine life and financial return. The operating cost schedule provides CAD250,000 in each of Years 2 and 3 for conducting suitable drill programs within both pits once they are dewatered.

1.17.2      Resources

Opportunities exist to increase resources for the Project. This includes expanding the existing deposit resources as well as additional areas, such as the Duck Pond Zone and area west of the Baby Pit.

There has been no examination of the possibility of underground mining. Deep drilling on the Baby Zone has suggested that tin mineralization continues close to 100 m below the bottom of the presently planned pits. A detailed examination of this data may reveal underground mining potential in this and other areas of the property.

There are additional very low-grade stockpiles on surface which could potentially be processed if methods such as ore-sorting are demonstrated to have the ability to pre-concentrate the tin prior to the milling circuit.

1.17.3      Tin Price

An analysis of recent historical tin prices indicates that the LME listed price for tin has been above that value virtually continuously for more than the past 10 years. The LME listed price as of 1 May 2018 is USD21,395 and the World Bank Commodity Price forecast indicates tin a long-term price forecast of USD20,169 for 2025.

1.17.4      Tin Recovery

The tin recovery of 60% is based on the testwork program by Met-Solve, and Avalon believes that once the plant is up and running, this figure can be improved upon. With bench scale testwork, it is difficult to simulate the impact of recirculating streams and to optimize recovery over time so material that would be captured from such streams often reports to tailings during bench testing. With an operating plant, these streams are fully recycled, and operators have the opportunity to optimize recovery.

1.17.5      Mining

The forecast mining costs represent almost 30% of total production costs and are estimated using typical industry contractor rates for open pit operations of this size. Upon completion of the proposed drilling to update the resource model, further mine design work and haulage analyses are required before costing of the final tonnages of material (plant feed plus waste) to be mined can be more accurately defined.

1.17.6      Stockpile Grade

The grade of the material in the stockpile has been estimated by two surface sampling programs and by reviewing historical information, all of which produced similar results, and as a consequence an “inferred” resource has been determined by an external consultant. It is, however, planned to complete a drill program of the stockpile as soon as financing is available, partly to confirm the overall grade, but more importantly to map the internal grade distributions and produce a more representative schedule of feed grades shipped to the processing plant from this source.

1.17.7      Operating Life

The current operating life is 18.5 years; however, Avalon is confident that additional feed sources will be identified, and that the operating life will be extended.

1.17.8      Purchasing Used/Refurbished Equipment

The capital cost estimate has assumed all equipment is purchased new, but there are significant opportunities to reduce equipment costs, particularly for the crushers and mill, by purchasing used/refurbished items. Avalon is also aware of a number of used screens and gravity concentrators that could potentially be acquired.

1.17.9      Revenue from By-products

No provision has been made for up-grading the sulphide concentrate into marketable copper and zinc/indium concentrates for sale.

1.17.10      Foreign Exchange Rate

A lot of the mechanical equipment is being sourced from outside Canada and is priced in American dollars. Similarly, all revenue is in USD. An exchange rate of CAD1.30:USD1 has been used. Should the Canadian dollar strengthen this would be positive in terms of initial capex, but then negative with respect to subsequent revenue once in production.

1.17.11      Environmental Liability

By re-activating the Project, Avalon will be inheriting a number of (currently) long term environmental liabilities. However, by removing the low-grade stockpile, capping the tailings facility and depositing the balance of the tailings along with waste rock into the two pits, Avalon believes a “walk-away” closure strategy has been developed, eliminating these long-term liabilities.

1.18      Conclusions

Avalon has the opportunity to re-commence commercial tin production from the East Kemptville mine by establishing a small-scale operation processing an on-surface, low-grade stockpile and higher grade, near surface occurrences within the existing pits.

Avalon considers the tin concentrate produced (see Table 1.6) to be highly marketable. In early 2018, Avalon has entered into a non-binding MOU for the sale of all its forecast production with a well-known company that owns a large tin smelter. The formula used by this customer for determining concentrate pricing has been used by Avalon in the financial model.

Table 1.6
Final Tin Concentrate Analysis

Element	Sn	Cu	Zn	Fe	S	Pb	As	Cd
Value (%)	55.22	0.009	0.014	0.57	0.08	0.005	0.002	<0.0001
Element	Ni	Co	Bi	Hg	Se	SiO2	Mn	CaF2
Value (%)	0.006	<0.001	<0.0001	<0.0001	0.0001	9.04	0.35	0.55

The re-development model, as presently conceived, is an environmental remediation Project that will be financed through the sale of tin concentrates recovered in large part from previously-mined mineralized material on the site.

The Project enjoys strong support from the community as well as from local politicians, First Nations and environmental NGOs. Avalon is also in discussions with a number of local businesses towards collaboration on future opportunities including, among others, a long-term vision for re-development of the rehabilitated site.

The start of operations is not anticipated to be subject to approvals under the Canadian Environmental Assessment Act 2012 (CEAA) as the mine does not exceed any of the CEAA triggers including mine and mill tonnages. The Project will not have any new impacts to fish or fish habitat, nor will it impact on any Federal Wildlife Areas or Migratory Bird Sanctuaries. Final Permitting and Approval for the Project is therefore expected to be relatively short and simple.

1.19      Recommendations

The preliminary economic assessment presents an attractive Project and the opportunity to generate significant revenue for Avalon as well as remediating an environmental problem. It is recommended therefore that the Project continues to the next stage of development.

1.19.1      Recommendations for the Next Phase of Project Development

1.19.1.1      Resources

•	The low-grade stockpile should be drilled, sampled and assayed to increase the confidence of the mineral resource estimate from an inferred category.

•

Once de-watered, a program of infill drilling is recommended for the Main and Baby zones in order to improve the geological data base and to improve understanding of the controls on mineralization and variability of grade. Also, it is likely there are other areas of shallow, high grade material which could be added to the feed stock particularly if the tin price continues to trend upwards.

•

During the course of operations, additional exploration should be conducted on other areas within and adjacent to the current property boundary in order to identify additional resources (e.g., Duck Pond area where prospective economic mineralization has already been identified).

1.19.1.2      Mining

•	The mine designs and Project schedules should be completed to a more detailed level using the revised mineral resources resulting from the work recommended above.

•	Mining contractors should be requested to provide a more detailed mining contract proposal using these updated detailed mine plans and schedules.

•	The economic potential of mining deeper (either through open pit or underground methods) should be investigated for the Main and Baby Zone mineralization.

1.19.1.3      Processing Plant

•

During the next phase of engineering, the proposed modular off-site fabrication and assembly philosophy should be adhered to as it will not only keep the up-front capital cost lower than normal but will also facilitate either future expansion or plant relocation to elsewhere once the East Kemptville resources have been exhausted.

•

There is an opportunity to run a short pilot campaign to assess and optimize the initial “rougher” tin recovery performance. The purpose of this will be predominantly to fully optimize the grinding and classification circuit as minimizing over-grinding of the cassiterite is a key operating component. The rougher circuit operation will also provide an opportunity to optimize performance and confirm the expectation that a recovery >60% is achievable.

•

The potential for using ore-sorting to upgrade the plant feed should be further investigated. This could have significant impacts on capital and/or operating costs either through the use of a smaller, cheaper processing plant or by significantly increasing the tin output through the same plant but over a shorter time frame. The pre-treatment by ore-sorting, of the “very low” grade stockpiles may also generate a suitably graded material to allow plant operations over a longer period.

1.19.1.4      Project Implementation

•

The current 16-18-month implementation schedule is tight, and where possible, development activities should continue whilst Project funding is being secured. Such activities could include finalizing fixed equipment prices, confirming fabricators to be used and negotiating various service and supply contracts.

•

There are various minor permitting studies which still need to be completed in order to gain site access for initiating construction activities. These studies should be completed as soon as possible in order to prevent any potential impact on the implementation schedule.

•

Securing a final agreement with BHP still needs to be completed but this must be subject to finalizing a mutually beneficial transition arrangement to minimize Avalon’s up-front exposure to the existing environmental liability.

•

The start of operations is not anticipated to be subject to approvals under the Canadian Environmental Assessment Act 2012 (CEAA) as the mine does not exceed any of the CEAA triggers including mine and mill tonnages. The Project will not have any new impacts to fish or fish habitat, nor will it impact on any Federal Wildlife Areas or Migratory Bird Sanctuaries. Final Permitting and Approval for the Project is therefore expected to be relatively short and simple.

1.19.2      Budget

The budget prepared by Avalon for the next phase of work to develop the East Kemptville Project towards production is presented in Table 1.7.

Table 1.7
Budget for the Next Phase of Project Development

Proposed Work	Estimated Cost (CAD)
Drilling and Resources Update
Drilling Stockpile	250,000
Economic Study Update
Mini Pilot Plant Trial	100,000
Preliminary Engineering and detailed cost estimates	300,000
Updated economic study and NI 43-101 report	100,000
Environmental
General studies and permitting applications	100,000
Total Proposed Budget (all items)	850,000

Micon has reviewed Avalon’s budget for the next phase of work on the East Kemptville Project and considers it to be reasonable.

(B)      Current Work and Future Plans

(a)      Project Financing Plans

The East Kemptville Project has attracted strong interest from a number of potential financial partners, including equipment manufacturers interested in supplying the modular gravity plant and the ore-sorting technology, as well as others that have expressed interested in securing off-take of the tin concentrates (which are in short supply from non-conflict sources). Other parties have expressed interest in equity participation based on the site rehabilitation concept and the compelling precedent that it will set for how closed mine sites, now treated as perpetual liabilities, can be profitably rehabilitated through application of new and innovative process technologies and remediation strategies.

(b)      Permitting and Environmental Studies

Environmental studies have examined the nature of the waste material generated from renewed operations, as well as the conditions required for bringing the existing operation into readiness for future production. A closure strategy has now been prepared for the small-scale re-development scenario to significantly reduce the existing site environmental liability through innovative management of future waste rock and tailings and through the processing and elimination of sulphide-bearing material presently stored on surface that is contributing to the need for costly ongoing water treatment. Metallurgical testwork to validate the ability to produce a clean (low sulfur) low permeability cover to prevent the release of further acid mine drainage from the existing tailings management area was successfully completed. This low permeability cover has the additional benefit of lowering the water table in the tailing management area, further improving the long term stability of this facility.

All future potentially acid generating waste produced will be disposed of sub-aqueously to eliminate oxidation and the need for long term treatment requirements. These are anticipated to significantly reduce or eliminate the need for ongoing site care and maintenance post closure. Additional drilling was completed by the surface rights owner to validate the stability of the coarse tailings pile and eliminate the potential need for future stabilization work during operations. The detailed due diligence review of the historic environmental liability, led by Mark Wiseman, Vice-President, Sustainability, related to the acquisition of the surface rights was completed with no fatal flaws identified.

During 2018, the Species at Risk Act study was completed at the Project site. Engagement continues by meeting with regulators, NGOs and local communities with continued strong support for the Project. With the update of the mine plan, permitting is well advanced with the mineral lease and Crown Land lease transfer planned for submission by the end of November, 2018. The closure plan was updated to incorporate changes to the mine plan. The overall objective of full site rehabilitation on closure has been validated in the PEA and is a key objective for Avalon.

(c)      Project Development

Avalon received positive results from an ore-sorting testwork program conducted on samples of tin mineralization from the East Kemptville Project. These results provide further encouragement that ore-sorting technology can be successfully implemented at East Kemptville to reduce both capital and operating costs and to reduce the volume of tailings generated from the proposed operation.

Sensor-based ore-sorting (“SBS”) is an emerging technology seeing increasing application in the mining industry. It involves the scanning of individual rock particles on a conveyor using various types of available sensor technologies. Depending on the chemical, mineralogical or physical characteristics, the particles of value are individually identified and separated from the “rejects” by applying either a mechanical, hydraulic or, in the case of East Kemptville, a pneumatic process.

The successful application of an ore-sorting process offers a number of potential benefits through the rejection of low or non-mineralized waste rock before it is fed into the processing plant. This can lead to a significant reduction in the size of the plant, along with attendant reductions in both capital and operating costs. It may also allow for the economic processing of low grade feed materials that would otherwise be un-economic to treat and the associated overall higher density waste products increases the capacity of waste management areas.

The recent work was conducted by Cronimet Mining Processing SA (Pty) Ltd (“CMPSA”), who are providing technical and metallurgical services to Avalon in relation to the East Kemptville Project. CMPSA has also expressed interest in partnering with Avalon on the development of the Project.

Drill core samples from the in-ground resources at East Kemptville were delivered in July 2018 to a test facility in Kentucky, USA in order to determine the amenability of East Kemptville tin mineralization for beneficiation utilizing sorting technology. Samples varying from relatively high-grade to low-grade tin concentrations were scanned using a multisensory sorter platform. Based on these scans an algorithm was developed to allow for the separation of the material during the test campaign.

The feed stock used during the test campaign contained 0.11% Sn, 0.06% Cu and 0.11% Zn. The first step of the testwork produced an upgraded product containing 0.47% Sn and a product mass yield of 12%. Recovery versus grade data also showed that SBS can be used to recover the zinc ore mineral sphalerite (which also contains indium) from this resource. The zinc-indium feed was successfully upgraded to 0.23% Zn in the first step, while copper content remained low.

Similar positive results were achieved in a preliminary ore sorting test program conducted in 2017 using material from the low grade stockpile, confirming that SBS can be successfully employed to upgrade both the in-ground tin resource as well as the stockpiled material.

(d)      Next Steps

Based on these results, CMPSA has recommend that a detailed sampling campaign be conducted on the low grade stockpile, followed by an extensive bulk testwork program using a pilot scale ore sorting plant to test the recovery of valuable minerals on a pilot scale. CMPSA will be visiting the East Kemptville site in September to meet with Avalon and site representatives in order to design and schedule the sampling program which is likely to involve the extraction of a bulk (~10 tonne) composite sample sometime in December 2018. The test program, including writing of the technical report, is expected to take five to six months to complete. This testwork, combined with a confirmation drilling program on the stockpile, will be utilized to finalize the small-scale site re-development model to the Feasibility level of confidence, following which it is contemplated Avalon and Cronimet would enter into a partnership for the joint development of the project. In addition to the Mining Lease and Crown Land Lease transfer, work will be initiated on the Industrial Approval.

Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Other Properties and Assets

In addition to the Nechalacho Project, the Separation Rapids Lithium Minerals Project and the East Kemptville Tin-Indium Project the Company owns two other rare metals and minerals projects which are inactive: the Warren Township Calcium Feldspar Project and the Lilypad Lakes Tantalum-Cesium Project. The Company also owns royalty interests in two development projects which are not in production.

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

Lilypad Lakes Tantalum-Cesium Project

The Lilypad Cesium Project consists of 166 new claim units, totalling slightly over 3,200 ha, covering a field of lithium, tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario. The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties. Previous owners of the property drilled some 50 shallow drill holes and Avalon completed 32 drill holes totaling 4,781 metres in 2000 and 2001 in a program focused primarily on tantalum potential that produced encouraging initial results.

The project has been inactive since 2002 awaiting a recovery in tantalum prices or new demand for cesium minerals. Two recent developments have encouraged Avalon to resume exploration at the property. Firstly, because of recent increasing market interest in both lithium and cesium, a field program is justified primarily to further investigate the cesium potential of the property due to a global supply shortage. Secondly, development plans for the Ring of Fire area, north of the property, increase the probability of new road access being developed into the area in the near future.

Renewed exploration work now planned for summer 2019 will comprise geological mapping and geochemical sampling to better understand cesium distribution, identify new drill targets and to obtain samples suitable for metallurgical testwork. The 2000 and 2001 work program recognized exceptional cesium potential over a broad area on the property with drill intercepts assaying up to 6.205% Cs2O over 1.70 metres in one mineralized dyke known as the Pollucite Dyke.

The Project is located in the traditional territory of the Eabametoong First Nation. Discussions with them have been initiated.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

(i)      Critical Accounting Policies

Some of our critical accounting policies are as follows. See Note 3 to the August 31, 2018 consolidated financial statements for a detailed description of our accounting policies.

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

A.      Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended August 31, 2018, 2017 and 2016, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended August 31, 2018 compared with the year ended August 31, 2017

	2018	2017
Revenue
Interest income	$61,777	$28,211

Expenses
Corporate and administrative expenses	2,724,759	2,877,792
Impairment loss on exploration and evaluation assets	-	178,118
General exploration	17,269	23,677
Depreciation	18,538	35,656
Share based compensation	149,286	183,108
Foreign exchange loss (gain)	2,705	5,137
Financing transaction costs	634,912	601,335
Increase in fair value of convertible redeemable preferred shares	535,500	131,250
Increase (Decrease) in fair value of derivative liabilities	(562,216)	(333,073)

	3,520,753	3,703,000

Net Loss before Income Taxes	(3,458,976)	(3,674,789)
Deferred Income Tax Recoveries	218,232	317,468

Net Loss and Total Comprehensive Loss for the year	$(3,240,744)	$(3,357,321)

During the year ended August 31, 2018 (“Fiscal 2018” or the “Year”), the Company’s net loss decreased by $116,577 from a net loss of $3,357,321 for the year ended August 31, 2017 (“Fiscal 2017”) to a net loss of $3,240,744 for Fiscal 2018. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Corporate and administrative expenses

Corporate and Administrative expenses totalled $2,724,759 during Fiscal 2018, a 5% decrease from the amount incurred in Fiscal 2017 ($2,877,792). The main areas of decreased operating expenses for the Year were expenses on salaries and benefits and public and investor relations.

Salaries and benefits for the Year decreased by approximately 8% to $1,387,249 compared to $1,509,865 in Fiscal 2017. The decrease in salaries and benefits was primarily related to the reduced staffing levels.

Expenses on public and investor relations for the Year decreased slightly by $40,251 (9%) to $389,885 compared to $430,136 in Fiscal 2017, primarily due to a reduction in the number of investment conferences participated in by the Company in 2018. Investor relations remains a priority due to the ongoing need to attract investment capital but recent efforts have focused more on sophisticated investors and family offices than retail investors due to overall market conditions.

Impairment loss on exploration and evaluation assets

As at August 31, 2017, the Company had decided to terminate the option agreement on its Mount Douglas Tin-Tungsten Property, and accordingly the cost incurred to-date of $135,109 had been written off as an impairment loss in Fiscal 2017. These claims were returned to the original owner in September 2017. The Company also terminated an option agreement in certain mineral claims located south of St. George, New Brunswick and returned these claims to the original owners in Fiscal 2017, accordingly the cost incurred to-date of $39,929 had been written off as an impairment loss.

No properties were abandoned during the Year and no impairment loss was recognized in Fiscal 2018.

Share based Compensation

Share based compensation decreased to $149,286 for Fiscal 2018 compared to $183,108 for Fiscal 2017. This decrease is primarily related to the decrease in the number of options earned during the Year compared to Fiscal 2017.

Financing transaction costs

In March 2017, the Company entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “A1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000.

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”).

Cash issuance costs incurred relating to this private placement totaled $239,847 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs in Fiscal 2017.

The fair values of the A1 Preferred Shares and the A1 warrants at issuance totaled $2,861,488 and the excess of this amount over the gross proceeds ($2,500,000) of $361,488 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost in Fiscal 2017.

In Fiscal 2018, the Company completed two private placements with Lind and issued 300 Series B1 Preferred Shares (the “B1 Preferred Shares”) and 150 Series C1 Preferred Shares (the “C1 Preferred Shares”), both at a price of $5,000 per share for total gross proceeds of $2,250,000. In conjunction with these two private placements, Lind received commitment fees of $112,500, 6,250,000 B1 common share purchase warrants (the “B1 Warrants”) and 3,750,000 C1 common share purchase warrants (the “C1 Warrants”).

Cash issuance costs incurred relating to these two private placements totaled $165,208 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs in Fiscal 2018.

The fair values of the B1 Preferred Shares, C1 Preferred Shares, the B1 warrants and C1 warrants at issuance totaled $2,719,704 and the excess of this amount over the gross proceeds ($2,250,000) of $469,704 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost in Fiscal 2018.

Increase in fair value of convertible redeemable preferred shares

The fair value of the A1, B1 and C1 Preferred Shares had been re-measured as at August 31, 2018 and August 31, 2017, which resulted in an increase of $535,500 for Fiscal 2018 compared to an increase of $131,250 for Fiscal 2017.

Increase (Decrease) in fair value of derivative liabilities

The fair values of the Company’s outstanding derivative liabilities (which included the warrants denominated in US$, the A1 Warrants, B1 Warrants and C1 Warrants) were re-measured using the Black-Scholes pricing model as at August 31, 2018 and August 31, 2017, which resulted in a decrease of $562,216 for the Year compared to a decrease of $333,073 for Fiscal 2017.

Deferred Income Tax Recoveries

In Fiscal 2018, the Company has incurred Canadian Exploration Expenditures (“CEE”) of $1,658,336 related to certain flow-through equity financings completed in Fiscal 2017 and Fiscal 2018. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $218,232 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2017, the Company had recognized a deferred income tax recovery of $317,468 resulting from the CEE of $2,255,184 incurred in Fiscal 2017 related to certain flow-through equity financings completed in Fiscal 2016 and Fiscal 2017.

Year ended August 31, 2017 compared with the year ended August 31, 2016

	2017	2016
Revenue
Interest income	$28,211	$35,160

Expenses
Corporate and administrative expenses	2,877,792	3,221,418
Impairment loss on exploration and evaluation assets	178,118	223,938
General exploration	23,677	37,987
Depreciation	35,656	38,282
Share based compensation	183,108	345,435
Foreign exchange (gain) loss	5,137	(9,274)
Financing transaction costs	601,335	10,598
Increase in fair value of convertible redeemable preferred shares	131,250	-
Increase (Decrease) in fair value of derivative liabilities	(333,073)	122,561

	3,703,000	3,990,945

Net Loss before Income Taxes	(3,674,789)	(3,955,785)
Deferred Income Tax Recoveries	317,468	416,140

Net Loss and Total Comprehensive Loss for the year	$(3,357,321)	$(3,539,645)

In Fiscal 2017 the Company’s net loss decreased by $182,324 from a net loss of $3,539,645 for the year ended August 31, 2016 (“Fiscal 2016”) to a net loss of $3,357,321 for Fiscal 2017. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

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

Expenses on public and investor relations for Fiscal 2017 decreased by $126,841 (23%) to $430,136 compared to $556,977 in Fiscal 2016. The decrease was primarily related to the decreased amount of work provided by consultants. Higher consulting fees were incurred in Fiscal 2016 for investor relations activities to build investor awareness about the Company’s shift in focus back to its lithium business and the Company name change which was approved by shareholders in February 2016.

Salaries and benefits for Fiscal 2017 decreased by approximately 6% to $1,509,865 compared to $1,607,078 in Fiscal 2016. The decrease in salaries and benefits was primarily related to the reduced staffing levels and to the decrease in the provision for accrued vacation days.

Insurance expenses for Fiscal 2017 decreased by approximately 21% to $130,787 compared to $165,613 for Fiscal 2016. This decrease is related to the reduction to the directors’ and officers’ liability insurance coverage from $30,000,000 to $20,000,000 for the 2016/2017 policy year.

Filing and transfer fees decreased by 20% to $93,633 during Fiscal 2017 compared to $116,484 for Fiscal 2016. The decrease is primarily related to the decrease in the decrease in annual listing fees paid and the elimination of services provided by a US-based transfer agent after the Company’s move to the OTCQX Best Market from the NYSE American in December 2015.

Legal and related advisory fees decreased by 58% to $18,679 during Fiscal 2017 compared to the $44,635 for fiscal 2016. As part of its continuing effort to reduce costs, more routine matters and filings are now handled in-house.

Impairment loss on exploration and evaluation assets

As at August 31, 2017, the Company had decided to terminate the option agreement on its Mount Douglas Tin-Tungsten Property, and accordingly the cost incurred to-date of $135,109 had been written off as an impairment loss in Fiscal 2017. These claims were returned to the original owner in September 2017. The Company also terminated an option agreement in certain mineral claims located south of St. George, New Brunswick and returned these claims to the original owners during Fiscal 2017, accordingly the cost incurred to-date of $39,929 had been written off as an impairment loss in Fiscal 2017.

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

Financing transaction costs

In March 2017, the Company entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “A1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000.

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”).

Cash issuance costs incurred relating to this private placement totaled $239,847 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs in Fiscal 2017.

The fair values of the A1 Preferred Shares and the A1 warrants at issuance totaled $2,861,488 and the excess of this amount over the gross proceeds ($2,500,000) of $361,488 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost in Fiscal 2017.

Increase in fair value of convertible redeemable preferred shares

As discussed above under financing transaction costs, the fair value of the A1 Preferred Shares had been remeasured as at August 31, 2017 to be $2,646,000, resulting in an increase of $131,250 in the fair value of the Preferred Shares being recognized on the Statement of Comprehensive Loss for Fiscal 2017.

Increase (Decrease) in fair value of derivative liabilities

The fair values of the Company’s outstanding derivative liabilities (which included the warrants denominated in US$ and the A1 Warrants) were re-measured using the Black-Scholes pricing model as at August 31, 2017 and August 31, 2016, which resulted in a decrease of $333,073 for Fiscal 2017 compared to an increase of $122,561 for Fiscal 2016.

Deferred Income Tax Recoveries

In Fiscal 2017, the Company had incurred Canadian Exploration Expenditures (“CEE”) of $2,255,184 related to certain flow-through equity financings completed in Fiscal 2016 and Fiscal 2017. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $317,468 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2016, the Company had recognized a deferred income tax recovery of $416,140 resulting from the CEE of $3,854,975 incurred in Fiscal 2016 related to certain flow-through equity financings completed in Fiscal 2015 and Fiscal 2016.

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

As at August 31, 2018, the Company has current assets of $625,244 and current liabilities of $848,309. The holder of the A1, B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $3,195,000 as at August 31, 2018) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $52,157, the Company’s adjusted working capital deficit was $170,908 (calculated by adding back the deferred flow-through share premium of $52,157 to the working capital deficit of $223,065). As the de-recognition of the balance of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital deficit figure provides useful information in assessing the Company’s liquidity risk. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cash and short term guaranteed investment certificates bearing an annual interest rate of 1.4% . As at August 31, 2017, the Company had adjusted working capital of $556,112 and cash and cash equivalents on hand of $1,073,574.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $290,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2019 are budgeted at approximately $1,500,000 (excluding capitalized salaries and benefits), with approximately $850,000 of these expenditures being allocated to the Separation Rapids Lithium Project.

The Company believes its present resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until the end of January, 2019. Initiatives to raise additional capital are in progress although there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. As at August 31, 2018, the Company is also required to incur additional CEE of $237,922 (the remaining balance of the required expenditures resulting from the private placement completed in July 2018) by December 31, 2019.

Subsequent to the end of the Year, the Company completed a private placement and issued 5,375,000 non-flow-through units at a price of $0.07 per unit for gross proceeds of $376,250 (of which 1,000,000 were subscribed by a director and officer of the Company).

During Fiscal 2018, the Company completed the following financing transactions:

i)      In November 2017, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $1,042,175 (the “November 2017 Private Placement”).

ii)      In December 2017, the Company completed a private placement and issued 3,737,400 flow-through common shares at $0.145 per share for gross proceeds of $541,923 (the “December 2017 Private Placement”).

iii)      In July 2018, the Company completed a private placement and issued 2,400,000 non-flow-through units (“NFT Unit”) at a price of $0.10 per NFT Unit and 3,500,000 flow-through units (“FT Unit”) at a price of $0.10 per FT Unit for total gross proceeds of $590,000 (the “July 2018 Private Placement”).

iv)      In January 2018, the Company completed a private placement and issued 300 B1 Preferred Shares at a price of $5,000 per share for gross proceeds of $1,500,000 (the “January 2018 Private Placement”).

v)      In June 2018, the Company completed a private placement and issued 150 C1 Preferred Shares at a price of $5,000 per share for gross proceeds of $750,000 (the “June 2018 Private Placement”).

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

The Company has an operating lease for its premises. As at the date of this Annual Report, the minimum lease commitments under these leases are as follows:

Fiscal year ended August 31,	2019	$238,796
	2020	$333,275
	2021	$348,155
	2022	$351,875
	2023	$359,315
	2024 and thereafter	$484,047

C.      Research and Development, Patents and Licenses, etc.

Research and development expenditures incurred during Fiscal 2018 and Fiscal 2017 totaled $262,900 and $428,900 respectively.

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

Leading up to the compilation of the PEA for the Separation Rapids Lithium Project extensive testwork was conducted to develop the flotation process for producing concentrates of both petalite and a mixed feldspar. This work included both bench scale and pilot scale work programs. In addition process testwork was conducted with regards the development of processes to produce both lithium carbonate and lithium hydroxide from the petalite concentrate. Processes to produce both products were developed with further attention then paid to the hydroxide process and production of final hydroxide crystals which meet battery grade specifications. In fiscal 2017, Avalon filed a provisional application (number 62419532) for patent under 37 CFR 1.29 which covers the process of producing lithium hydroxide from petalite with corresponding recycling of sulphuric acid. During fiscal 2018, the Company filed an International Patent Application for this process.

D.      Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.

After a significant upward spike in prices in 2011, rare earth prices fell back almost as quickly in 2012 and trended downward to mid-2015. Prices remained flat until mid-2017 where they started to increase (specifically neodymium) again due to increasing demand for magnets for motors of hybrid and electric vehicles and Chinese actions to eliminate illegal mining. Neodymium prices gave up most of their gains by the end of 2017 and have been relatively flat in during the first 10 months of 2018. Future prices for rare earths are difficult to predict as they are influenced by demand for REE containing products such as electric motors for hybrid and electric vehicles, but also by Chinese government policy, and geopolitical events such as the burgeoning US-China trade war. Increased demand for hybrid and electric vehicles should lead to higher prices for rare earths, however the Chinese government may not want a repeat of very high REE prices which occurred in 2012 and so may release REEs into the market that some observers believe they have accumulated, or instruct Chinese producers to increase output to keep prices stable. Demand for REE products may be impacted by demand for some of the products incorporating rare earths. Lack of growth in these markets may adversely affect the demand for REE products.

Lithium is not traded on any formally recognized exchange and there are few sources of reliable publicly available price data. Transactions are negotiated directly between seller and buyer and payment terms are rarely reported. According to Benchmark Mineral Intelligence the price for lithium has tripled since early 2015. Their Global Weighted Average price lithium carbonate price shows lithium at US$5,500/tonne in early 2015 and at US$15,000/tonne in July 2018. Demand for lithium ion batteries for electric vehicles (EVs) is the main driver of increased demand for lithium and the demand for EVs is expected to continue. The impact on future lithium prices will be determined by the actual future demand for EVs and the speed at which new production of lithium that is required to meet the EV demand comes into the market.

Tin prices in 2017 remained near the US$20,000/t mark and have fallen in 2018 (following most base metals) to a level closer to $19,000/t with little new production expected in the near future. Demand for tin in electronics, robotics and EVs could increase consumption in the future.

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

F.      Tabular disclosure of contractual obligations

As of August 31, 2018, the Company had the following contractual obligations:

	Payment due by period
					More than 5
	Total	<1 year	1-3 years	3-5 years	years
Trade payables and other payables	$796,152	$796,152	$-	$-	$-
Operating Lease	2,195,062	318,395	681,430	711,190	484,047
Total	$2,991,214	$1,114,547	$681,430	$711,190	$484,047

G.      Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A.      Directors and Senior Management

The following is a list of the Company’s directors and senior management as of the date of this annual report. The directors were elected by the Shareholders on February 27, 2018, and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

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

Legal Proceedings and Regulatory Actions

The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2018 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2018, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2018.

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

B.      Compensation

During the last completed fiscal year of the Company, the Company had five named executive officers (“NEOs”), namely, its Chief Executive Officer (“CEO”) and President, Donald Bubar, its Chief Financial Officer (“CFO”) and Vice President, Finance, R. James Andersen, its Senior Vice President, Metallurgy and Technology Development, David Marsh, its Vice President, Sales and Marketing, Pierre Neatby, and its Vice President, Sustainability, Mark Wiseman.

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

Recently, however, the overall financial condition of the Company and the overall depressed nature of the junior resource sector in Canada and elsewhere has significantly factored into the setting of the cash remuneration levels of the Company’s senior management and, in particular, has resulted in there being no or minimal increases in the cash remuneration of senior management for the calendar years 2014 – 2018, and a reduction in such cash remuneration during the period 2014 – 2017,and deferral of certain salaries as outlined under “Base Salary and Bonus” below. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation has in the past been generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

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

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2018, recommended to the Board and the Board determined that, there would be no salary increases for the Named Executive Officers in 2018. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

Effective September 1, 2016, each of the Named Executive Officers agreed to receive 20% of their base salary (25% in the case of Mr. Bubar) in non-cash compensation on an indefinite basis in exchange for additional stock options, being in the case of Mr. Bubar, options to purchase 300,000 common shares of Avalon, in the case of Messrs. Andersen and Marsh, options to purchase 250,000 common shares and in the case of Messrs. Mercer and Neatby, options to purchase 200,000 common shares. All of the foregoing options were granted effective November 8, 2016, had an exercise price of $0.17 per share, have a two year term and expired unexercised on November 7, 2018.

Effective May 1, 2018, Mr. Bubar agreed to defer 100% of his base salary until January 31, 2019 in exchange for 200,000 common share options. These options will have a two year term, will vest immediately and are subject to Board approval.

Effective September 1, 2018, (October 1, 2018 in the case of Mr. Neatby) the rest of the Named Executive Officers agreed to defer 50% of their base salary until January 31, 2019 in exchange for 100,000 common share options (75,000 in the case of Mr. Neatby). These options will have a two year term, will vest immediately and are subject to Board approval.

No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2018.

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

As at November 23, 2018, 10,045,000 common shares, being 4.0% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

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

2)      Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended August 31:

Name and principal position	Year	Salary awards ($)	Share- based ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)(2)	All other compensation ($)(3)	Total compensation ($)
DONALD BUBAR (4) President and CEO	2018	300,000	Nil	15,001	Nil	Nil	1,023	316,024
	2017	300,000	Nil	42,109	Nil	Nil	1,023	343,132
	2016	300,000	Nil	21,578	Nil	Nil	998	322,576
R. JAMES ANDERSEN CFO and Vice President, Finance	2018	240,000	Nil	7,052	Nil	Nil	Nil	247,052
	2017	240,000	Nil	28,338	Nil	Nil	Nil	268,338
	2016	240,000	Nil	23,423	Nil	Nil	Nil	263,423
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	2018	283,249	Nil	7,052	Nil	Nil	Nil	290,301
	2017	288,000	Nil	28,338	Nil	Nil	Nil	316,338
	2016	290,286	Nil	23,423	Nil	Nil	1,023	314,732
PIERRE NEATBY Vice President, Sales and Marketing	2018	208,000	Nil	6,044	Nil	Nil	Nil	212,702
	2017	208,000	Nil	21,359	Nil	Nil	Nil	229,359
	2016	208,000	Nil	16,507	Nil	Nil	Nil	224,507
MARK WISEMAN Vice President, Sustainability	2018	172,000	Nil	6,044	Nil	Nil	1,023	179,067
	2017	172,000	Nil	23,846	Nil	Nil	Nil	195,846
	2016	172,000	Nil	12,658	Nil	Nil	1,023	185,681

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

3)      Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended August 31, 2018:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
DONALD BUBAR Director, President and CEO	300,000 (5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	150,000 (3)	0.59	Jan06/19	Nil	Nil	Nil	Nil
	200,000(2)	0.81	Mar04/19	Nil	Nil	Nil	Nil
	150,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	200,000(2)	0.36	Feb29/20	Nil	Nil	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	options exercise price ($)	Option expiration Date	Value of unexercised in-the- money Option ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	150,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	200,000(2)	0.13	Feb28/21	Nil	Nil	Nil	Nil
	200,000(2)	0.18	Feb28/22	Nil	Nil	Nil	Nil
	200,000(2)	0.14	Feb28/23	Nil	Nil	Nil	Nil
R. JAMES ANDERSEN CFO and Vice President, Finance	250,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	150,000(3)	0.59	Jan06/19	Nil	Nil	Nil	Nil
	120,000 (2)	0.54	May31/19	Nil	Nil	Nil	Nil
	125,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	120,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	125,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	250,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	40,000(2)	0.59	Jan06/19	Nil	Nil	Nil	Nil
	120,000 (2)	0.54	May31/19	Nil	Nil	Nil	Nil
	125,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	120,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	70,000(4)	0.21	Aug06/20	Nil	Nil	Nil	Nil
	125,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May 31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May 31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May 31/23	Nil	Nil	Nil	Nil
PIERRE NEATBY Vice President, Sales and Marketing	200,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	80,000(2)	0.54	May31/19	Nil	Nil	Nil	Nil
	50,000 (4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	100,000(4)	0.21	Aug06/20	Nil	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	80,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	80,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
MARK WISEMAN Vice President, Sustainability	200,000(5)	0.17	Nov07/18	Nil	Nil	Nil	Nil
	80,000(2)	0.46	Aug31/19	Nil	Nil	Nil	Nil
	100,000 (4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.21	Aug06/20	Nil	Nil	Nil	Nil
	80,000(2)	0.17	Aug31/20	Nil	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.20	Aug31/21	Nil	Nil	Nil	Nil
	80,000(2)	0.14	Aug31/22	Nil	Nil	Nil	Nil

________________
(1)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2018 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2018 was $0.075 per common share.

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

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended August 31, 2018:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
DONALD BUBAR Director, President and CEO	Nil	Nil	Nil
R. JAMES ANDERSEN CFO and Vice President, Finance	Nil	Nil	Nil
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	Nil	Nil	Nil
PIERRE NEATBY Vice President, Sales and Marketing	Nil	Nil	Nil
MARK WISEMAN Vice President, Sustainability	Nil	Nil	Nil

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

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

Name	Change of Control	Amount ($)
DONALD BUBAR Director, President and CEO	3x annual salary	1,200,000
R. JAMES ANDERSEN CFO and Vice President, Finance	3x annual salary	900,000
DAVID MARSH Senior Vice President, Metallurgy and Technology Development	12 months + 1 month per year of employment	570,000
PIERRE NEATBY Vice President, Sales and Marketing	12 months + 1 month per year of employment	455,000
MARK WISEMAN Vice President, Sustainability	12 months + 1 month per year of employment	340,417

6)      Director Compensation

Directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $10,000 plus a fee of $400 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $3,000 is paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. During the year ended August 31, 2018, an aggregate of 150,000 options were granted to certain directors to replace options expired during the Year.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

To assist with the Company’s cash flow, since July, 2018 the directors have agreed to defer payment of their cash compensation indefinitely.

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $20,000,000 per claim and $20,000,000 per policy period, subject to deductibles of $150,000 to $250,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2019. The premium paid by the Company in respect of said insurance in fiscal 2018 was $46,512.

The following table sets forth the value of all compensation paid to the directors, excluding Donald Bubar, President and CEO who is paid as an officer and not as a director:

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total ($)
Alan Ferry *	17,000	Nil	2,608	Nil	Nil	Nil	19,608
Brian D. MacEachen *	20,800	Nil	5,457	Nil	Nil	Nil	26,257
Patricia Mohr *	14,800	Nil	Nil	Nil	Nil	Nil	14,800
Jane Pagel*	12,400	Nil	Nil	Nil	Nil	Nil	12,400
Kenneth G. Thomas *	12,400	Nil	Nil	Nil	Nil	Nil	12,400
.
_________________
*Independent and Non-Employee Directors.
(1)	The Company does not currently have any share-based award plans.
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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at August 31, 2018:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number or payout of shares or units of shares that have not vested (#)	Market payout value of share- based awards that have vested not ($)	Market or value of vested share- based awards not paid out or distributed ($)
Alan Ferry	50,000(4)	0.84	Mar05/19	Nil	Nil	Nil	Nil
	75,000(4)	0.48	Jul14/19
	50,000(5)	0.22	Nov23/19

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares or units of shares that have vested (#)	Market or payout value of share- based awards not that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	50,000(4)	0.16	Nov30/21
	50,000(4)	0.12	Apr29/23
Brian D. MacEachen	50,000(4)	0.72	Mar12/19	Nil	Nil	Nil	Nil
	75,000(4)	0.48	Jul14/19
	60,000(5)	0.22	Nov23/19
	50,000(4)	0.16	Nov30/21
	50,000(4)	0.12	Apr18/23
	50,000(4)	0.12	Apr29/23
Patricia Mohr	225,000(3)	0.16	Apr16/22	Nil	Nil	Nil	Nil
Jane Pagel	225,000(3)	0.14	Feb24/21	Nil	Nil	Nil	Nil
Kenneth G. Thomas	225,000(3)	0.81	Mar04/19	Nil	Nil	Nil	Nil
	50,000(5)	0.22	Nov23/19

_________________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)

In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2018 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2018 was $0.075 per common share.

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

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended August 31, 2018:

Name(1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan Ferry	Nil	Nil	Nil
Brian D. MacEachen	Nil	Nil	Nil

Non-equity
	Option-based	Share-based	incentive plan
	awards – Value	awards – Value	compensation –
	vested during	vested during	Value earned
	the year	the year	during the year
Name(1)	($) (2)	($)	($)
Patricia Mohr	Nil	Nil	Nil
Jane Pagel	Nil	Nil	Nil
Kenneth G. Thomas	Nil	Nil	Nil

_______________
(1)	For the compensation of Donald Bubar who is a NEO of the Company, see “Incentive Plan Awards” above.
(2)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

C.      Board Practices

The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mineral industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual meeting of shareholders. At the Annual Meeting, held on February 27, 2018, the shareholders elected Messrs. Bubar, Ferry, MacEachen, Thomas, Ms. Pagel and Ms. Mohr as directors.

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

D.     Employees

As at August 31, 2018, the Company has 12 employees (August 31, 2017 - 13, August 31, 2016 - 15), all of the employees are located in Ontario.

E.     Share Ownership

As of November 23, 2018, the Company had 248,488,382 common shares issued and outstanding. The following table sets forth the share ownership of the individuals referred to in “Compensation” as of November 23, 2018, who were insiders as of that date:

Name of Beneficial Owner	Number of Shares	Percent
R. James Andersen	300,000	0.0
Donald Bubar	6,961,100	2.8
Alan Ferry	225,000	0.0
Brian D. MacEachen	340,000	0.0
Patricia Mohr	65,000	0.0
Pierre Neatby	23,500	0.0
Jane Pagel	34,000	0.0
Kenneth G. Thomas	49,000	0.0
Mark Wiseman	55,000	0.0
Outstanding Options

The following information, as of November 23, 2018, reflects outstanding options held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	150,000	Jan07/14	0.59	Jan06/19
	200,000	Mar05/14	0.81	Mar04/19
	150,000	Nov24/14	0.22	Nov23/19
	200,000	Mar02/15	0.36	Feb29/20
	150,000	Jan12/16	0.12	Jan11/21
	200,000	Mar01/16	0.13	Feb28/22
	200,000	Mar01/17	0.18	Feb28/21
	200,000	Mar01/18	0.14	Feb28/23
R. JAMES ANDERSEN	150,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun01/16	0.25	May31/21
	120,000	Jun01/17	0.15	May31/22
	120,000	Jun01/18	0.11	May31/23
DAVID MARSH	40,000	Jan07/14	0.59	Jan06/19
	120,000	Jun05/14	0.54	May31/19
	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun1/15	0.30	May31/20
	70,000	Aug7/15	0.21	Aug6/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun01/16	0.25	May31/21
	120,000	Jun01/17	0.15	May31/22
	120,000	Jun01/18	0.11	May31/23
PIERRE NEATBY	80,000	Jun05/14	0.54	May31/19
	50,000	Nov24/14	0.22	Nov23/19
	80,000	Jun1/15	0.30	May31/20
	100,000	Aug7/15	0.21	Aug6/20
	100,000	Jan12/16	0.12	Jan11/21
	80,000	Jun01/16	0.25	May31/21
	80,000	Jun01/17	0.15	May31/22
	80,000	Jun01/18	0.11	May31/23
MARK WISEMAN	80,000	Sep24/14	0.46	Aug31/19
	100,000	Nov24/14	0.22	Nov23/19
	80,000	Aug07/15	0.21	Aug06/20

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
	80,000	Sep01/15	0.17	Aug31/20
	100,000	Jan12/16	0.12	Jan11/21
	80,000	Sep01/16	0.20	Aug31/21
	80,000	Sep01/17	0.14	Aug31/22
	80,000	Sep01/18	0.10	Aug31/23
ALAN FERRY	50,000	Mar06/14	0.84	Mar5/19
	75,000	Jul15/14	0.48	Jul14/19
	50,000	Nov24/14	0.22	Nov23/19
	50,000	Dec01/16	0.16	Nov30/21
	50,000	Apr30/18	0.12	Apr29/23
BRIAN D. MACEACHEN	50,000	Mar13/14	0.72	Mar12/19
	50,000	Mar13/14	0.72	Mar12/19
	75,000	Jul15/14	0.48	Jul14/19
	60,000	Nov24/14	0.22	Nov23/19
	50,000	Dec01/16	0.16	Nov30/21
	50,000	Apr19/18	0.12	Apr18/23
	50,000	Apr30/18	0.12	Apr29/23
PATRICIA MOHR	225,000	Apr 17/17	0.16	Apr 16/22
JANE PAGEL	225,000	Feb25/16	0.14	Feb24/21
KENNETH G. THOMAS	225,000	Mar05/14	0.81	Mar04/19
	50,000	Nov24/14	0.22	Nov23/19

Outstanding Warrants

The following information, as of November 23, 2018, reflects outstanding share purchase warrants held by the individuals referred to in “Compensation”:

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
DONALD BUBAR	500,000	Nov01/18	0.12	Nov01/20
R. JAMES ANDERSEN	Nil	n/a	n/a	n/a
DAVID MARSH	Nil	n/a	n/a	n/a
PIERRE NEATBY	Nil	n/a	n/a	n/a
MARK WISEMAN	Nil	n/a	n/a	n/a
ALAN FERRY	Nil	n/a	n/a	n/a
BRIAN D. MACEACHEN	Nil	n/a	n/a	n/a
PATRICIA MOHR	Nil	n/a	n/a	n/a

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
JANE PAGEL	Nil	n/a	n/a	n/a
KENNETH G. THOMAS	Nil	n/a	n/a	n/a

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

Shares Held in the United States

As of November 19, 2018, there were 249 holders of record in the United States holding 45,814,580 of the Company’s common shares representing approximately 69% of the total number of shareholders, and approximately 18% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the TSX Trust Company in the City of Toronto, the registrar and transfer agent for our common shares.

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

B.     Related Party Transactions

There had been no material trading transactions with related parties during the year ended August 31, 2018. The Company did not make any loans (including guarantees of any kind) to any related parties throughout fiscal 2018 and there were no amounts outstanding due from or due to any related parties as at November 23, 2018.

Subsequent to the end of the Year, the Company completed a private placement and issued 5,375,000 units at a price of $0.07 per unit for gross proceeds of $376,250. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the “Closing Date”), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice. Donald Bubar, Director, President and CEO subscribed for 1,000,000 units.

Management transactions

The Company has identified its directors and key members of its senior management team. The compensation costs for key management personnel for the years ended August 31, 2018 and 2017 are as follows:

	2018	2017
Salaries, benefits and directors’ fees	$1,692,551	$1,744,508
Share-based compensation (1)	118,991	281,657
	$1,811,542	$2,026,165

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Share-based compensation decreased by $162,666 to $118,991 during Fiscal 2018 compared to Fiscal 2017. This decrease is primarily related to the decrease in the number of options earned during Fiscal 2018 compared to Fiscal 2017.

C.     Interests of Experts and Counsel

Unless otherwise stated, the technical information set forth herein relating to the Nechalacho Project under the heading “Nechalacho Project”, is substantially derived from and in some instances extracted from: (a) the technical report entitled “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013 and prepared by Tudorel Ciuculescu, M.Sc., P.Geo. of RPA, Kevin Hawton, P.Eng. of Knight Piesold Limited, and Bernard Foo, P.Eng., Richard Gowans, P.Eng., Christopher Jacobs, C.Eng., MIMMM, and Jane Spooner, P.Geo., all of Micon, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company’s news release dated August 15, 2013 each of which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com, and on the Company’s EDGAR profile at www.sec.gov.

Unless otherwise stated, the technical information set forth herein relating to the Separation Rapids Lithium Project under the heading “Separation Rapids Lithium Project”, is substantially derived from and in some instances extracted from the technical report entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment for the Production of Petalite Concentrate from the Separation Rapids Lithium Project Kenora, Ontario” dated September 26, 2018, effective August 21, 2018, and prepared by Steven R. Aiken, P.Eng. and Kevin E. Hawton, P.Eng. of Knight Piesold Limited, Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, EurIng, Bruce Pilcher, CEng, FIMMM, FAusIMM(CP) and Jane Spooner, P.Geo, all of Micon, and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company’s news release dated August 21, 2018 each of which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com, and on the Company’s EDGAR profile at www.sec.gov.

Unless otherwise stated, the technical information set forth herein relating to the East Kemptville Tin-Indium Project under the heading “East Kemptville Tin-Indium Project”, is substantially derived from and in some instances extracted from the technical report entitled “The East Kemptville Tin Production and Site Remediation Project Preliminary Economic Assessment, Nova Scotia, Canada” dated August 30, 2018, effective July 24, 2018 and prepared by Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Dayan Anderson, M.S., MMSA and Jane Spooner, P.Geo, all of Micon, Donald H. Hains, BSc, MBA, P. Geo of Hains Engineering Company Limited, Reid Smith, M.A.Sc. P.Geo. of Stantec Consulting Ltd. and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company’s news release dated July 24, 2018 each of which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com, and on the Company’s EDGAR profile at www.sec.gov.

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

Other than 6,961,100 common shares of the Company held by Mr. Bubar, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Nechalacho Project" and "Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Ernst & Young LLP, Chartered Professional Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2018. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

Item 8. Financial Information

A.     Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Reports of Independent Registered Public Accounting Firms;
•	Consolidated Statements of Financial Position as at August 31, 2018, and August 31, 2017;
•	Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2018, 2017 and 2016;
•	Notes to Financial Statements for the years ended August 31, 2018, 2017 and 2016.

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

B.     Significant Changes

None.

Item 9. The Offer and Listing

A.     Price History of Stock

The common shares of Avalon are listed on the TSX under the symbol "AVL" and trade on the OTCQB® Venture Market under the symbol "AVLNF" and the Frankfurt Stock Exchange under the symbol “OU5”.

The following table sets forth the high and low prices expressed in Canadian dollars on TSX in Canada and in United States dollars on the NYSE American and on the OTCQX/OTCQB, as applicable, for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

			NYSE American/
	TSX		OTCQX/OTCQB
	(Canadian Dollars)		(United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2018	0.160	0.070	0.134	0.048
2017	0.225	0.125	0.175	0.001
2016	0.330	0.100	0.260	0.066
2015	0.495	0.145	0.460	0.110
2014	1.090	0.450	1.070	0.400

2017- 2018	High	Low	High	Low
Fourth Quarter ended August 31, 2018	0.115	0.070	0.093	0.048
Third Quarter ended May 31, 2018	0.145	0.105	0.120	0.077
Second Quarter ended February 28, 2018	0.155	0.115	0.127	0.084
First Quarter ended November 30, 2017	0.160	0.110	0.134	0.081

2016- 2017	High	Low	High	Low
Fourth Quarter ended August 31, 2017	0.155	0.125	0.125	0.099
Third Quarter ended May 31, 2017	0.190	0.135	0.142	0.095
Second Quarter ended February 28, 2017	0.225	0.135	0.173	0.097
First Quarter ended November 30, 2016	0.220	0.140	0.175	0.001

Last Six Months	High	Low	High	Low
November 2018 (from November 1 through 23, 2018)	0.070	0.055	0.057	0.036
October 2018	0.075	0.060	0.062	0.044
September 2018	0.090	0.065	0.069	0.049
August 2018	0.105	0.070	0.080	0.049
July 2018	0.105	0.070	0.081	0.048
June 2018	0.115	0.095	0.093	0.067
May 2018	0.125	0.105	0.100	0.077

_______________
*The Company was initially listed on the TSX Venture Exchange and graduated to the TSX on February 28, 2008.
**The Company was original quoted on the OTCQX starting on August 5, 2009, listed on the NYSE American from December 21, 2010 to December 17, 2015, commenced to be quoted on the OTCQX Best Market on December 18, 2015 and on the OTCQB Venture Market from November 22, 2018.

B.     Plan of Distribution

Not Applicable.

C.     Markets

Common Shares

Avalon’s common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol “AVL”, prior to which they were listed on the TSX Venture Exchange under the same trading symbol. Effective November 22, 2018, the Company’s common shares are traded on the OTCQB Venture Market in the United States under the symbol “AVLNF”, prior thereto they were traded on the OTCQX Best Market commencing on December 18, 2015, under the same trading symbol. The Company’s common shares were listed on the NYSE American in the United States also under the trading symbol “AVL” from December 22, 2010 until December 17, 2015. The Company’s common shares are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2018
November (1)	0.070	0.055	4,169,499
October	0.075	0.060	5,611,591
September	0.090	0.065	4,683,248
August	0.105	0.070	6,568,018
July	0.105	0.070	5,955,139
June	0.115	0.095	3,803,948
May	0.125	0.105	2,262,764
April	0.140	0.115	3,105,786
March	0.145	0.125	2,877,154
February	0.140	0.120	3,206,754
January	0.155	0.120	9,856,302
2017
December	0.125	0.115	3,722,137
November	0.145	0.110	7,722,765
October	0.150	0.130	5,046,223
September	0.160	0.130	4,050,491
Note: (1) November 1, 2018 through November 23, 2018.

The following table sets out the range of the market price and trading volumes of the common shares on the OTCQB/OTCQX for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2018
November (1)	0.057	0.036	950,227
October	0.062	0.044	1,323,449
September	0.069	0.049	1,112,468
August	0.080	0.049	1,162,772
July	0.081	0.048	1,634,989
June	0.093	0.067	1,829,277

Period	High (US$)	Low (US$)	Volume
May	0.100	0.077	916,129
April	0.110	0.088	738,074
March	0.120	0.095	1,937,425
February	0.115	0.092	1,432,372
January	0.127	0.092	1,920,480
2017
December	0.104	0.084	1,967,897
November	0.118	0.081	2,521,816
October	0.130	0.100	3,397,547
September	0.134	0.101	1,269,075
Note: (1) November 1, 2018 through November 23, 2018.

Prior Sales

As of November 23, 2018, the only securities that the Company has outstanding that are not listed or quoted on a marketplace are: 150 Series A1 Preferred Shares, 220 Series B1 Preferred Shares, 140 Series C1 Preferred Shares, 10,045,000 stock options granted under the Company’s Stock Option Plan, 32,634,013 warrants issued to various stakeholders and 960,000 brokers’ compensation warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers’ compensation warrants issued during the most recently completed financial year.

The Stock Option Plan provides for the issuance of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of options available to be granted under the Stock Option Plan 9,338,552 as of September 1, 2017 and 12,356,842 as of August 31, 2018.

There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2018.

Stock Options

The following table sets out the stock options granted during the fiscal year ended August 31, 2018.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2017	August 31, 2022	100,000	$0.14
December 1, 2017	November 30, 2022	90,000	$0.12
December 1, 2017	November 30, 2019	50,000	$0.12
December 19, 2017	December 18, 2019	100,000	$0.12
January 25, 2018	January 24, 2020	250,000	$0.14
March 1, 2018	February 28, 2023	340,000	$0.14
April 10, 2018	April 9, 2020	300,000	$0.13
April 19, 2018	April 18, 2023	50,000	$0.12
April 30, 2018	April 29, 2023	100,000	$0.12
June 1, 2018	May 31, 2023	390,000	$0.11
June 1, 2018	May 31, 2020	575,000	$0.11

Warrants

The following table sets out the warrants issued during the fiscal year ended August 31, 2018.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
November 3, 2017 (1)	November 3, 2019	2,400,000	$0.160
June 29, 2018 (2)	June 29, 2020	1,400,000	$0.120
July 11, 2018 (2)	July 11, 2020	2,750,000	$0.120
January 15, 2018 (3)	January 15, 2023	6,250,000	$0.150
June 29, 2018 (4)	June 29, 2023	3,750,000	$0.125
Note:
(1) Issued pursuant to the November 2017 Private Placement completed on November 3, 2017
(2) Issued pursuant to the July 2018 Private Placement completed on July 11, 2018
(3) Issued pursuant to the January 2018 Private Placement completed on January 15, 2018
(4) Issued pursuant to the June 2018 Private Placement completed on June 29, 2018

Brokers’ Compensation Warrants

The following table sets out the brokers’ compensation warrants issued during the fiscal year ended August 31, 2018.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
November 3, 2017(1)	November 3, 2019	288,000	$0.150
December 22, 2017(2)	December 22, 2019	132,000	$0.150
Note: (1) Issued pursuant to the November 2017 Private Placement completed on November 3, 2017 (2) Issued pursuant to the December 2017 Private Placement completed on December 22, 2017

D.     Selling Shareholders

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

A.     Share Capital

Avalon’s authorized share structure consists of an unlimited number of common shares, of which 237,018,428 common shares were outstanding as at August 31, 2018 and 25,000,000 preferred shares, of which 180 Series A1 Preferred Shares, 240 Series B1 Preferred Shares, 150 Series C1 Preferred Shares were outstanding as at August 31, 2018. As of November 23, 2018, Avalon had 248,488,382 common shares issued and outstanding, 150 Series A1 Preferred Shares, 220 Series B1 Preferred Shares, and 140 Series C1 Preferred Shares issued and outstanding.

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

Series A1 Preferred Shares

The holder of the Series Al Preferred Shares (the “Holder”) then outstanding shall not be entitled to receive any dividend on Series Al Preferred Shares. The Holder may not transfer, sell or trade the Series Al Preferred Shares. The Series Al Preferred Shares redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on March 10, 2019, to a cap of $6,750 per share. The Holder may convert the Series Al Preferred Shares into common shares from time to time at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given. The Holder is entitled to certain adjustments if there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company. In certain circumstances, The Holder is entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. The Company has the right to redeem all of the outstanding Series A1 Preferred Shares at any time at a 5% premium to the redemption value. The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Series A1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

Series B1 Preferred Shares

The holder of the Series Bl Preferred Shares (the “B1 Holder”) then outstanding shall not be entitled to receive any dividend on Series Bl Preferred Shares. The B1 Holder may not transfer, sell or trade the Series Bl Preferred Shares. The Series Bl Preferred Shares redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on January 15, 2020 to a cap of $6,750 per share. The B1 Holder may convert the Series Bl Preferred Shares into common shares from time to time at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given. The B1 Holder is entitled to certain adjustments if there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company. In certain circumstances, The B1 Holder is entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. The Company has the right to redeem all of the outstanding Series B1 Preferred Shares at any time at a 5% premium to the redemption value. The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Series B1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

Series C1 Preferred Shares

The holder of the Series Cl Preferred Shares (the “C1 Holder”) then outstanding shall not be entitled to receive any dividend on Series Cl Preferred Shares. The Cl Holder may not transfer, sell or trade the Series Cl Preferred Shares. The Series Cl Preferred Shares redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on June 29, 2020, to a cap of $6,750 per share. The Cl Holder may convert the Series Cl Preferred Shares into common shares from time to time at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given. The Cl Holder is entitled to certain adjustments if there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company. In certain circumstances, The Holder is entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. The Company has the right to redeem all of the outstanding Series Cl Preferred Shares at any time at a 5% premium to the redemption value. The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Series Cl Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) a person required to accelerate the recognition of an item of income with respect to the common shares as a result of such income being recognized on an applicable financial statement; or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

The Company believes that it was classified as a PFIC during the tax year ended August 31, 2018, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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

The Company is not exposed to any significant credit risk as at August 31, 2018. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk. The Company’s financial assets that are exposed to credit risk are as follows:

	August 31,	August 31,
	2018	2017

Cash and cash equivalents held at major financial institutions	$319,057	$1,073,574
Other receivables	168,672	117,718

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

The Company had cash and cash equivalents at August 31, 2018 in the amount of $319,057 (2017 - $1,073,574) in order to meet short-term business requirements. At August 31, 2018, the Company had adjusted current liabilities of $796,152 (calculated by excluding the deferred flow-through share premium of $52,157 from the total current liabilities of $848,309) (2017 - $811,369). As the de-recognition of the balances of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted current liabilities figure provides useful information in assessing the Company’s liquidity. Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. As disclosed in Note 9 of the accompanying financial statements, the holder of the A1, B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $3,195,000as at August 31, 2018) upon the occurrence of certain Redemption Events.

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

Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $319,057 as at August 31, 2018, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2018 and August 31, 2017.

The Company’s anticipated on-going expenditures to be transacted in U.S. dollars for the next twelve month period are approximately US$200,000. If the Canadian dollar weakens (or strengthens) 5% against the U.S. dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

None.

E.     Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A.     Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s CEO and the Company’s CFO of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of August 31, 2018. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at August 31, 2018. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (“COSO 2013 Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at August 31, 2018, and management’s assessment did not identify any material weaknesses.

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

D.     Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no changes in our internal control over financial reporting or in other factors during Fiscal 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our directors have committed that they will comply at all times with the principles set forth in this Business Code and they expect each of our officers and employees to do likewise. The Company has posted the Business Code on its website at www.avalonadvancedmaterials.com. There were no amendments to or waivers granted from any provision of the Business Code during the fiscal year ended August 31, 2018.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the year ended August 31, 2018 and 2017 was Ernst & Young LLP, Chartered Professional Accountants, and the independent auditor for the years ended August 31, 2016 was Deloitte LLP, Chartered Professional Accountants.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company’s external auditors for professional services:

Reporting Period	Auditor	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2018	Ernst & Young LLP	$70,000	$Nil	$Nil	$Nil
August 31, 2017	Ernst & Young LLP	$Nil	$Nil	$Nil	$Nil
	Deloitte LLP	$50,000	$Nil	$Nil	$Nil
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

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2018. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

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

In connection with the change in accountants, there were no disagreements or reportable events.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB. The Consolidated Financial Statements and Notes appear on Pages F-1 through F-48 of this Annual Report, are incorporated herein by reference, and include the following:

•	Reports of Independent Registered Public Accounting Firms;
•	Consolidated Statements of Financial Position as at August 31, 2018, and August 31, 2017;
•	Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2018, 2017 and 2016; and
•	Notes to Financial Statements for the years ended August 31, 2018, 2017 and 2016.

Item 19. Exhibits

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 – F-48

Exhibits Number	Name
1.1	Articles of Continuance of Avalon Advanced Materials Inc.(1)
1.2	By-law #1 of Avalon Advanced Materials Inc.(2)
1.3	Articles of Amendment of Avalon Advanced Materials Inc. (3)
1.4	By-law #2 of Avalon Advanced Materials Inc. (3)
1.5	Articles of Amendment of Avalon Advanced Materials Inc. (4)
1.6	Articles of Amendment of Avalon Advanced Materials Inc. (5)
1.7	Articles of Amendment of Avalon Advanced Materials Inc. (6)
4.1	Mining lease #3178 dated July 6, 2006(7)
4.2	Mining lease #3179 dated July 6, 2006(7)
4.3	Mining lease #3265 dated April 28, 2008(7)
4.4	Mining lease #3266 dated April 28, 2008(7)
4.5	Mining lease #3267 dated April 28, 2008(7)
4.6	Mining lease #108395 dated November 16, 2009(8)
4.7	Stock Option Plan(9)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management’s Discussion and Analysis of Financial Statements for the year ended August 31, 2018
101.INS	XBRL Instance Document(10)
101.SCH	XBRL Taxonomy Extension Schema Document(10)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(10)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(10)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(10)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(10)

(1)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 14, 2011
(2)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 15, 2011
(3)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on February 26, 2016
(4)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on March 17, 2017
(5)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on January 16, 2018
(6)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on July 3, 2018
(7)	Incorporated by reference from the Company’s Form 20-F filed with the SEC on December 1, 2014
(8)	Incorporated by reference from the Company’s Form 20-F filed with the SEC on November 29, 2016
(9)	Incorporated by reference from the Company’s Form 6-K filed with the SEC on January 19, 2017
(10)	To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVALON ADVANCED MATERIALS INC.

Dated: November 28, 2018	(signed) “R. James Andersen”
R. James Andersen
Vice President, Finance and Chief Financial Officer

Consolidated Financial Statements

For the years ended
August 31, 2018, 2017 and 2016

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”).

The Company’s management assessed the effectiveness of the Company’s ICFR as at August 31, 2018. The Company’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) framework to evaluate the effectiveness of the Company’s ICFR. Based on management’s assessment, the Company’s internal control over financial reporting is effective as of August 31, 2018.

As at August 31, 2018, the Company is not required under the Exchange Act to obtain an audit on its ICFR under Section 404(b) of Sarbanes-Oxley Act of 2002. Accordingly, the Company’s auditor, Ernst and Young LLP, Independent Registered Public Accounting Firm, has not performed an audit on the effectiveness of the Company’s ICFR as at August 31, 2018 and has not issued an attestation report on management's assessment of the Company's ICFR.

“Donald S. Bubar”
President and CEO

“R. James Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 28, 2018

Avalon Advanced Materials Inc.	Page F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Avalon Advanced Materials Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avalon Advanced Materials Inc. (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2018 and 2017, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms in order to finance its planned activities. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company‘s auditor since 2017.

Toronto, Canada

November 28 2018

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Avalon Advanced Materials Inc.

We have audited the accompanying consolidated statements of comprehensive loss, cash flows and changes in equity of Avalon Advanced Materials Inc. and subsidiaries (the “Company”) for the year ended August 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Avalon Advanced Materials Inc. and subsidiaries for the year ended August 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

“/s/ Deloitte LLP”

Chartered Professional Accountants
Licensed Public Accountants
November 28, 2016
Toronto, Canada

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)
As at August 31, 2018 and August 31, 2017

	2018	2017

Assets

Current Assets
Cash and cash equivalents (note 5)	$319,057	$1,073,574
Other receivables	168,672	117,718
Prepaid expenses and deposits	137,515	176,189
	625,244	1,367,481

Non-Current Assets
Exploration and evaluation assets (note 6)	16,874,234	14,861,032
Property, plant and equipment (note 7)	104,432,710	104,207,866
	121,306,944	119,068,898

	$121,932,188	$120,436,379

Liabilities

Current Liabilities
Accounts payable	$387,451	$399,220
Accrued liabilities	408,701	412,149
Deferred flow-through share premium (note 8)	52,157	49,467
	848,309	860,836

Non-Current Liabilities
Convertible redeemable preferred shares (note 9)	3,354,750	2,646,000
Derivative liabilities (note 10)	109,821	314,833
Site closure and reclamation provisions (note 11)	303,600	303,600
	3,768,171	3,264,433

	4,616,480	4,125,269

Shareholders’ Equity

Share Capital (note 12b)	173,600,797	169,593,205
Reserve for Warrants (note 12c)	4,329,430	4,258,213
Reserve for Share Based Payments (note 12d)	17,130,110	16,955,411
Reserve for Brokers’ Compensation Warrants (note 12e)	286,000	294,166
Accumulated Deficit	(78,030,629)	(74,789,885)

	117,315,708	116,311,110

	$121,932,188	$120,436,379

The accompanying notes are an integral part of these consolidated financial statements. Commitments (note 21)

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page F-5

Consolidated Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	2018	2017	2016

Revenue

Interest	$61,777	$28,211	$35,160

Expenses

Corporate and administrative (note 13)	2,724,759	2,877,792	3,221,418
Impairment loss on exploration and evaluation assets (note 6)	-	178,118	223,938
General exploration	17,269	23,677	37,987
Depreciation (note 7)	18,538	35,656	38,282
Share based compensation (note 12)	149,286	183,108	345,435
Foreign exchange loss (gain)	2,705	5,137	(9,274)
Financing transaction costs (note 9)	634,912	601,335	10,598
Increase in fair value of convertible redeemable preferred shares (note 9)	535,500	131,250	-
Increase (Decrease) in fair value of derivative liabilities (note 10)	(562,216)	(333,073)	122,561

	3,520,753	3,703,000	3,990,945

Net Loss before Income Taxes	(3,458,976)	(3,674,789)	(3,955,785)

Deferred Income Tax Recoveries (note 18)	218,232	317,468	416,140

Net Loss and Total Comprehensive Loss for the year	$(3,240,744)	$(3,357,321)	$(3,539,645)

Loss per Share - Basic and Diluted (note 19)	$(0.015)	$(0.018)	$(0.021)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	215,152,381	187,869,637	167,184,272

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-6

Consolidated Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
For the years ended August 31

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2015	152,785,482	$164,695,991	$4,020,968	$16,244,942	$219,238	$(67,892,919)	$117,288,220
Equity offerings (note 12b)	26,253,724	2,592,656	317,030	-	-	-	2,909,686
Issue for other considerations (note 7a)	-	-	1,353	-	-	-	1,353
Exercise of warrants (note 12b)	125,000	18,750	-	-	-	-	18,750
Reserve transferred on exercise of warrants (note 12b)	-	3,049	(3,049)	-	-	-	-
Exercise of brokers’ compensation warrants (note 12b)	360,000	45,000	-	-	-	-	45,000
Reserve transferred on exercise of compensation warrants	-	19,573	-	-	(19,573)	-	-
Compensation warrants issued on equity offerings (note 12b)	-	-	-	-	54,447	-	54,447
Share based compensation (note 12d)	-	-	-	455,475	-	-	455,475
Share issuance costs - cash	-	(150,174)	(16,580)	-	-	-	(166,754)
Share issuance costs – compensation warrants issued	-	(43,491)	(6,021)	-	-	-	(49,512)
Net loss for the year	-	-	-	-	-	(3,539,645)	(3,539,645)

Balance at August 31, 2016	179,524,206	167,181,354	4,313,701	16,700,417	254,112	(71,432,564)	117,017,020
Equity offerings (note 12b)	13,545,454	2,064,182	-	-	-	-	2,064,182
Issue for other considerations (note 6a)	500,000	92,500	-	-	-	-	92,500
Conversion of redeemable preferred shares	890,861	110,250	-	-	-	-	110,250
Exercise of warrants (note 12b)	2,275,000	341,250	-	-	-	-	341,250
Reserve transferred on exercise of warrants	-	55,488	(55,488)	-	-	-	-
Compensation warrants issued on equity offerings (note 12b)	-	-	-	-	40,054	-	40,054
Share based compensation (note 12d)	-	-	-	254,994	-	-	254,994
Share issuance costs – cash	-	(211,765)	-	-	-	-	(211,765)
Share issuance costs – compensation warrants issued	-	(40,054)	-	-	-	-	(40,054)
Net loss for the year	-	-	-	-	-	(3,357,321)	(3,357,321)

Balance at August 31, 2017	196,735,521	169,593,205	4,258,213	16,955,411	294,166	(74,789,885)	116,311,110
Equity offerings (note 12b)	17,652,400	1,875,886	77,290	-	-	-	1,953,176
Conversion of redeemable preferred shares	22,280,507	2,189,250	-	-	-	-	2,189,250
Exercise of options (note 12b)	50,000	5,500	-	-	-	-	5,500
Reserve transferred on exercise of options	-	2,137	-	(2,137)	-	-	-
Exercise of compensation warrants (note 12b)	300,000	33,000	-	-	-	-	33,000
Reserve transferred on exercise of compensation warrants	-	26,671	-	-	(26,671)	-	-
Compensation warrants issued on equity offerings (note 12b)	-	-	-	-	18,505	-	18,505
Share based compensation (note 12d)	-	-	-	176,836	-	-	176,836
Share issuance costs - cash	-	(107,282)	(5,138)	-	-	-	(112,420)
Share issuance costs – compensation warrants issued	-	(17,570)	(935)	-	-	-	(18,505)
Net loss for the year	-	-	-	-	-	(3,240,744)	(3,240,744)

Balance at August 31, 2018	237,018,428	$173,600,797	$4,329,430	$17,130,110	$286,000	$(78,030,629)	$117,315,708

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-7

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2018	2017	2016
Operating Activities
Cash paid to employees	$(1,381,833)	$(1,620,250)	$(1,669,257)
Cash paid to suppliers	(1,262,306)	(1,162,240)	(1,646,458)
Interest received	61,777	28,211	50,374

Cash Used By Operating Activities	(2,582,362)	(2,754,279)	(3,265,341)

Financing Activities
Net proceeds from equity offerings	2,025,843	2,159,353	2,955,112
Net proceeds from issuance of preferred shares	2,084,792	2,260,153	-
Proceeds from exercise of stock options	5,500	-	-
Proceeds from exercise of warrants	-	341,250	18,750
Proceeds from exercise of brokers’ compensation warrants	33,000	-	45,000

Cash Provided by Financing Activities	4,149,135	4,760,756	3,018,862

Investing Activities
Exploration and evaluation assets	(2,041,084)	(2,160,674)	(3,439,231)
Property, plant and equipment	(277,501)	(127,579)	(210,815)

Cash Used by Investing Activities	(2,318,585)	(2,288,253)	(3,650,046)

Change in Cash and Cash Equivalents	(751,812)	(281,776)	(3,896,525)

Foreign Exchange Effect on Cash	(2,705)	(5,137)	9,274

Cash and Cash Equivalents – beginning of year	1,073,574	1,360,487	5,247,738

Cash and Cash Equivalents – end of year	$319,057	$1,073,574	$1,360,487

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental Cash Flow Information (note 17)

Avalon Advanced Materials Inc.	Page F-8

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

1.	Nature of Operations and Going Concern Uncertainty

Avalon Advanced Materials Inc. (“Avalon”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQB® Venture Market (OTCQB: AVLNF), and the Frankfurt Stock Exchange in Germany.

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior years, with a net loss of $3,240,744 for the year ended August 31, 2018 and an accumulated deficit of $78,030,629 as at August 31, 2018. The Company’s cash and cash equivalents balance at August 31, 2018 was $319,057, working capital deficit was $223,065. Excluding the deferred flow-through share premium of $52,157, the Company’s adjusted working capital deficit as at August 31, 2018 was $170,908 (calculated by adding back the deferred flow-through share premium of $52,157 to the working capital deficit of $223,065).

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at August 31, 2018, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $237,922 by December 31, 2019. This amount represents the remaining balance of the required expenditures resulting from the private placement completed in July 2018. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on November 28, 2018.

Avalon Advanced Materials Inc.	Page F-9

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML and ARMLLC are incorporated in the United States of America (“USA”).

ARML and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMLLC was dissolved on March 4, 2016. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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
For the Years Ended August 31, 2018, 2017 and 2016

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

The following pronouncements are issued but not yet effective for the year ended August 31, 2018:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company has completed evaluating the impact of this standard and amendments and does not expect the Company’s consolidated financial statements to be significantly affected by the adoption of IFRS 9 given its current business model and the amount of its financial assets.

Avalon Advanced Materials Inc.	Page F-19

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

4.	Recent Accounting Pronouncements (continued)

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company has completed evaluating the impact of IFRS 15 and does not expect the Company’s consolidated financial statements to be significantly affected by the adoption of IFRS 15 as the Company is not currently generating any significant revenue.

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

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31,	August 31,
	2018	2017
Cash held in bank accounts	$164,717	$317,162
Guaranteed investment certificates	154,340	756,412
	$319,057	$1,073,574

Avalon Advanced Materials Inc.	Page F-20

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

6.	Exploration and Evaluation Assets

	September 1,		Impairment	August 31,
	2016	Expenditures	Loss	2017

Separation Rapids Lithium Project (a)	$7,481,410	$2,042,200	$-	$9,523,610
East Kemptville Tin-Indium Project (b)	5,011,070	311,352	-	5,322,422
Warren Township Anorthosite Project (c)	-	3,080	(3,080)	-
Mount Douglas Tin-Tungsten Property (d)	46,663	88,446	(135,109)	-
Other (e)	28,101	26,828	(39,929)	15,000

	$12,567,244	$2,471,906	$(178,118)	$14,861,032

	September 1,		Impairment	August 31,
	2017	Expenditures	Loss	2018

Separation Rapids Lithium Project (a)	$9,523,610	$1,487,340	$-	$11,010,950
East Kemptville Tin-Indium Project (b)	5,322,422	505,102	-	5,827,524
Warren Township Anorthosite Project (c)	-	-	-	-
Other (e)	15,000	20,760	-	35,760

	$14,861,032	$2,013,202	$-	$16,874,234

Avalon Advanced Materials Inc.	Page F-21

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

6.	Exploration and Evaluation Assets (continued)

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

In September 2014, the Company submitted an application for a new special licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new special licence reflecting the entire original mine site. The current special licence has a term of three years beginning February 2, 2015 and is renewable for an additional two one-year periods. The Special Licence was renewed during the year ended August 31, 2018 and the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure.

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

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2018. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at August 31, 2018 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at August 31, 2018 to be $nil.

d)	Mount Douglas Tin-Tungsten Property, New Brunswick

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. As at August 31, 2017, the Company had decided to terminate the option agreement, accordingly the cost incurred to-date of $135,109 was written off as an impairment loss during the year ended August 31, 2017. These claims were returned to the original owner in September 2017.

e)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Advanced Materials Inc.	Page F-22

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

6.	Exploration and Evaluation Assets (continued)

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

During the year ended August 31, 2016, the Company abandoned certain claims located in York County, New Brunswick, accordingly the cost incurred to-date of $218,620 had been written off as an impairment loss during the year ended August 31, 2016.

Avalon Advanced Materials Inc.	Page F-23

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

7.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2016	$103,420,326	$646,860	$301,556	$74,455	$680,884	$94,594	$105,218,675

Additions	198,342	-	36,603	-	2,975	-	237,920
Disposals	-	-	(120,069)	-	-	-	(120,069)

As at August 31, 2017	103,618,668	646,860	218,090	74,455	683,859	94,594	105,336,526

Additions	259,681	-	1,958	16,450	11,673	-	289,762
Disposals	-	-	-	-	-	-	-

As at August 31, 2018	$103,878,349	$646,860	$220,048	$90,905	$695,532	$94,594	$105,626,288

Accumulated Depreciation
As at September 1, 2016	$-	$218,663	$248,802	$3,760	$595,859	$90,651	$1,157,735

Depreciation expense	-	24,366	32,715	3,223	26,747	3,943	90,994
Disposals	-	-	(120,069)	-	-	-	(120,069)

As at August 31, 2017	-	243,029	161,448	6,983	622,606	94,594	1,128,660

Depreciation expense	-	22,417	18,538	3,384	20,579	-	64,918
Disposals	-	-	-	-	-	-	-

As at August 31, 2018	$-	$265,446	$179,986	$10,367	$643,185	$94,594	$1,193,578

Net Book Value
As at August 31, 2017	$103,618,668	$403,831	$56,642	$67,472	$61,253	$-	$104,207,866
As at August 31, 2018	$103,878,349	$381,414	$40,062	$80,538	$52,347	$-	$104,432,710

Avalon Advanced Materials Inc.	Page F-24

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

7.	Property, Plant and Equipment (continued)

a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favorable geology to the west of the mining leases which are in the process of being converted into mining leases.

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

8.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2016	$96,617
Increase relating to flow-through common shares issued (note 12b)	270,318
Decrease relating to CEE incurred	(317,468)

Balance – August 31, 2017	49,467
Increase relating to flow-through common shares issued (note 12b)	220,922
Decrease relating to CEE incurred	(218,232)

Balance – August 31, 2018	$52,157

Avalon Advanced Materials Inc.	Page F-25

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

9.	Convertible Redeemable Preferred Shares

In March 2017, the Company entered into a preferred share purchase agreement (the “A1 Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “A1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on July 11, 2017 (the “Hold Period”).

The A1 Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. The A1 Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price (“VWAP”) of the common shares on the TSX immediately prior to the date that notice of conversion is given (the “Conversion Option”).

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

Lind has the basic right to convert 25 A1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the A1 Agreement, however Lind is permitted to convert up to 100 A1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind is also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the “Put Option”), upon the occurrence of certain events as set out in the A1 Agreement (most of which are beyond the Company’s control) (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions etc. as defined in the Agreement. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the A1 Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time.

The Company has the right to redeem all of the outstanding A1 Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the “Call Option”). The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the A1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any A1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series A2 Option”). Lind will also receive a certain number of Series A2 warrants (“A2 Warrants”) when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

The A1 Preferred Share is a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option.

Avalon Advanced Materials Inc.	Page F-26

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

9.	Convertible Redeemable Preferred Shares (continued)

The economic characteristics and risks of the Conversion Option are different from that of the host contract (the A1 Preferred Share) in that it allows Lind to convert the A1 Preferred Shares (a debt instrument) into the Company’s common shares (an equity instrument) at a price per common share equal to 85% of the five day VWAP of the common share, thus the Conversion Option can be measured separately from the A1 Preferred Share. In addition, the number of common shares to be issued upon conversion is variable and does not meet the “a fixed amount of cash for a fixed number of equity instruments” requirement to be classified as an equity instrument under IAS 32 Financial Instruments: Presentation (“IAS 32”). As such, the Company had designated the entire hybrid contract (the A1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding A1 Preferred Shares at a 5% premium to the redemption value, the total fair value of the A1 Preferred Shares at issuance is therefore $2,625,000.

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

In December 2017, the Company entered into a preferred share purchase agreement (the “B1 Agreement”) with Lind and issued 300 Series B1 Preferred Shares (the “B1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $1,500,000 in January 2018. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expires on May 16, 2018 (the “B1 Hold Period”).

In conjunction with this private placement, Lind received a commitment fee of $75,000 and 6,250,000 common share purchase warrants (the “B1 Warrants”). Each B1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per common share until January 15, 2023. Other than the exercise price and expiry date, the B1 Warrants bear the similar terms and conditions as the A1 Warrants.

The B1 Agreement is subject to essentially the same terms and conditions as the A1 Agreement and the B1 Preferred Shares bear the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the B1 Hold Period, Lind has the basic right to convert 15 B1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the B1 Agreement, however Lind is permitted to convert up to 60 B1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any B1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 100 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial B1 financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series B2 Option”). Lind will also receive a certain number of Series B2 warrants (“B2 Warrants”) when it exercises the Series B2 Option. The number of B2 Warrants to be issued and the exercise price of the B2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the B1 Warrants.

Avalon Advanced Materials Inc.	Page F-27

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

9.	Convertible Redeemable Preferred Shares (continued)

As the B1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the B1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date.

As the Company has the Call Option to redeem all of the outstanding B1 Preferred Shares at any time after the B1 Hold Period at a 5% premium to the redemption value, the total fair value of the B1 Preferred Shares at issuance is therefore $1,575,000.

Similar to the A1 Warrants, the exercise price of the B1 Warrants is subject to adjustment from time to time in the event of certain common share rights offering, as such, the B1 Warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model.

The fair value of the B1 Warrants was estimated at $283,525 (or $0.0454 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the B1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.94%; expected life of 4.0 years; and expected volatility of 35%.

In connection with this private placement, the Company also incurred other issuance costs of $34,040. Cash issuance costs incurred relating to this private placement totaled $109,040 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

The fair values of the B1 Preferred Shares and the B1 warrants at issuance totaled $1,858,525 and the excess of this amount over the gross proceeds ($1,500,000) of $358,525 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost.

In June 2018, the Company entered into a preferred share purchase agreement (the “C1 Agreement”) and issued 150 Series C1 Preferred Shares (the “C1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $750,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expires on October 30, 2018 (the “C1 Hold Period”).

In conjunction with this private placement, Lind received a commitment fee of $37,500 and 3,750,000 common share purchase warrants (the “C1 Warrants”). Each C1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.125 per common share until June 29, 2023. Other than the exercise price and expiry date, the C1 Warrants bear the similar terms and conditions as the A1 Warrants.

The C1 Agreement is subject to essentially the same terms and conditions as the A1 Agreement and the C1 Preferred Shares bear the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the C1 Hold Period, Lind has the basic right to convert 10 C1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the C1 Agreement, however Lind is permitted to convert up to 30 C1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any C1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 50 Series C2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial C1 financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series C2 Option”). Lind will also receive a certain number of Series C2 warrants (“C2 Warrants”) when it exercises the Series C2 Option. The number of C2 Warrants to be issued and the exercise price of the C2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the C1 Warrants.

Avalon Advanced Materials Inc.	Page F-28

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

9.	Convertible Redeemable Preferred Shares (continued)

As the C1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the C1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date.

As the Company has the Call Option to redeem all of the outstanding C1 Preferred Shares at any time after the C1 Hold Period at a 5% premium to the redemption value, the total fair value of the C1 Preferred Shares at issuance is therefore $787,500.

Similar to the A1 Warrants, the exercise price of the C1 Warrants is subject to adjustment from time to time in the event of certain common share rights offering, as such, the C1 Warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model.

The fair value of the C1 Warrants was estimated at $73,679 (or $0.0196 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the C1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.00%; expected life of 4.0 years; and expected volatility of 35%.

In connection with this private placement, the Company also incurred other issuance costs of $18,668. Cash issuance costs incurred relating to this private placement totaled $56,168 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

The fair values of the C1 Preferred Shares and the C1 warrants at issuance totaled $861,179 and the excess of this amount over the gross proceeds ($750,000) of $111,179 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost.

A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount
A1 Preferred Shares
Balance – September 1, 2016	-	$-
Preferred shares issued	500	2,625,000
Increase in fair value	-	131,250
Converted to common shares	(20)	(110,250)

Balance – August 31, 2017	480	2,646,000
Increase in fair value	-	385,875
Converted to common shares	(300)	(1,850,625)
Balance – August 31, 2018	180	$1,181,250

B1 Preferred Shares
Balance – September 1, 2016 and August 31, 2017	-	$-
Preferred shares issued	300	1,575,000
Increase in fair value	-	149,625
Converted to common shares	(60)	(338,625)
Balance – August 31, 2018	240	$1,386,000

C1 Preferred Shares
Balance – September 1, 2016 and August 31, 2017	-	$-
Preferred shares issued	150	787,500
Balance – August 31, 2018	150	$787,500

	570	$3,354,750

Avalon Advanced Materials Inc.	Page F-29

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

9.	Convertible Redeemable Preferred Shares (continued)

As at August 31, 2018, Lind has the right to convert all of the outstanding A1 and B1 Preferred shares and also has the right to convert all of the outstanding C1 Preferred Shares after the C1 Hold Period. The number of common shares to be issued would be 59,235,294 if all of the outstanding A1, B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.075 on August 31, 2018.

10.	Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency, the A1 Warrants, the B1 Warrants and C1 Warrants.

The derivative liability of $181,671 for warrants denominated in foreign currency as at August 31, 2017 should have been classified as a non-current liability in accordance with IAS 1, Presentation of Financial Statements as at August 31, 2017, but was presented as a current liability on the Statement of Financial Position in the Company’s consolidated annual financial statements for the year ended August 31, 2017. This amount has been reclassified as a non-current liability on the comparative Statement of Financial Position as included in these consolidated financial statements to conform with the current year’s presentation.

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) and the A1 and B1 Warrants to purchase common shares of the Company at the beginning and end of the respective periods:

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance – September 1, 2016	6,466,513	$411,418
Decrease in fair value	-	(229,747)

Balance – August 31, 2017	6,466,513	181,671
Decrease in fair value	-	(181,617)
Balance – August 31, 2018	6,466,513	$54

A1, B1 and C1 Warrants
Balance – September 1, 2016	-	$-
Issued	6,900,000	236,488
Decrease in fair value	-	(103,326)

Balance – August 31, 2017	6,900,000	133,162
Issued	10,000,000	357,204
Decrease in fair value	-	(380,599)
Balance – August 31, 2018	16,900,000	$109,767

Total derivative liabilities		$109,821

11.	Site Closure and Reclamation Provision

A summary of the changes in the site closure and reclamation provision is set out below:

	August 31,	August 31,
	2018	2017

Balance - beginning of year	$303,600	$263,600
Increase in provision for site closure and reclamation costs	-	40,000

Balance – end of year	$303,600	$303,600

Avalon Advanced Materials Inc.	Page F-30

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

11.	Site Closure and Reclamation Provision (continued)

As at August 31, 2018, the current estimated closure costs to reclaim the Company’s Nechalacho exploration camp site at Thor Lake, the Separation Rapids and the Warren Township exploration sites are $250,000, $40,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred over the years of 2040 and 2041. The expected undiscounted future cash flow is estimated to be $508,200 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

12.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and 570 are outstanding as at August 31, 2018.

b)	Common Shares

Common shares issued during the years ended August 31, 2016, 2017 and 2018 are as follows:

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

The Sales Agreement expired in October 2015.

Avalon Advanced Materials Inc.	Page F-31

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

ii)

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

iii)

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

Avalon Advanced Materials Inc.	Page F-32

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

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

iv)

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

The fair value of the FT Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.50%; expected life of 1.0 years; and expected volatility of 74%. The fair value of the flow-through feature (“flow-through share premium”) was estimated by multiplying the CEE amount to be renounced per FT Unit of $0.1749 by the Company’s current tax rate of 25%.

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

The Company also incurred other issuance costs of $14,263 relating to the March 2016 Private Placement.

Avalon Advanced Materials Inc.	Page F-33

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

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

v)

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

vi)

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

vii)	On June 12, 2017, the Company completed a private placement (the “June 2017 Private Placement”) and issued 3,400,000 flow-through common shares at $0.15 per share for gross proceeds of $510,000.

Avalon Advanced Materials Inc.	Page F-34

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

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

viii)	On August 16, 2017, the Company completed a private placement (the “August 2017 Private Placement”) and issued 3,100,000 flow-through common shares at $0.145 per share for gross proceeds of $449,500.

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

ix)

In November 2017, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit (the “Unit”) for gross proceeds of $1,042,175 (the “November 2017 Private Placement”). Each Unit consists of one non-flow-through common share and one half non- transferable common share purchase warrant, with each whole warrant being exercisable to acquire one non-flow-through common share of the Company at a price of $0.16 until November 3, 2019.

Of the Unit price of $0.12, $0.112 was allocated to the common share component of the Unit and the balance of $0.008 was allocated to the warrant component of the Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the closing date of the private placement, which was $0.135, and the estimated fair value of a whole warrant of $0.0193. The fair value of the warrant was estimated using the Black-Scholes pricing model.

In conjunction with this private placement, the Company paid finder’s fees of $34,560, incurred other issuance costs of $10,192 and issued 288,000 non-transferrable compensation warrants, with each compensation warrant being exercisable to acquire one common share of the Company at a price of $0.15 until November 3, 2019. The total fair values of these compensation warrants were estimated at $14,030 using the Black-Scholes pricing model.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $32,150 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on the date of issuance.

Avalon Advanced Materials Inc.	Page F-35

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

x)	In December 2017, the Company completed a private placement (the “December 2017 Private Placement”) and issued 3,737,400 flow-through common shares at $0.145 per share for gross proceeds of $541,923.

In connection with the December 2017 Private Placement, the Company paid finders’ fees of $19,140, incurred other issuance costs of $9,322 and issued 132,000 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until December 22, 2019. The fair values of these compensation warrants were estimated at $4,475 using the Black-Scholes pricing model.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $112,122 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 29, 2017.

xi)

In July 2018, the Company completed a private placement and issued 2,400,000 non-flow-through units (“New NFT Unit”) at a price of $0.10 per New NFT Unit and 3,500,000 flow-through units (“New FT Unit”) at a price of $0.10 per New FT Unit for total gross proceeds of $590,000. Each New NFT Unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the “Closing Date”), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice (the “Expiry Date”). Each New FT Unit was comprised of one flow-through common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until the Expiry date.

Of the New NFT Unit price of $0.10, $0.0889 was allocated to the common share component of the New NFT Unit and the balance of $0.0111 was allocated to the warrant component of the New NFT Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the Closing Date of the private placement, which was $0.095, and the estimated fair value of a warrant of $0.0119. The fair value of the warrant was estimated using the Black-Scholes pricing model.

The fair value of the warrant component of the New FT Unit was estimated at $0.0040 and the fair value of the flow-through feature of the FT Unit was estimated at $0.0250. Using the relative fair value method, the New FT Unit price of $0.10 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.0746, $0.0035, and $0.0219, respectively.

The fair value of the warrant was estimated using the Black-Scholes pricing model. The fair value of the flow-through feature (“flow-through share premium”) was estimated by multiplying the CEE amount to be renounced per FT Unit of $0.0999 by the Company’s current tax rate of 25%, which totaled $76,650 and was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on July 11, 2018.

Avalon Advanced Materials Inc.	Page F-36

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2015	3,478,485	(1)	$0.490
Issued pursuant to equity offerings (Note 12b(ii) (iii) (iv))	12,350,000		0.164
Issued pursuant to Accommodation Agreement (note 7a)	10,000		0.230
Exercised	(125,000)		0.150

Balance – August 31, 2016	15,713,485	(1)	0.237
Exercised	(2,275,000)		0.150
Expired	(3,448,485)		0.490

Balance – August 31, 2017	9,990,000	(1)	0.169
Issued pursuant to equity offerings (Note 12b(ix) (xi))	6,550,000		0.135
Expired	(9,960,000)		0.168

Balance – August 31, 2018	6,580,000	(1)	$0.136

(1)	Does not include the 6,466,513 US$ Warrants, 6,900,000 A1 Warrants, 6,250,000 B1 warrants and 3,750,000 C1 Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.6 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 10, the Company also has the following warrants outstanding as at August 31, 2018:

i)	6,466,513 US$ Warrants with an adjusted exercise price of US$0.5223 per share and are exercisable until June 13, 2021;

ii)	6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022;

iii)	6,250,000 B1 Warrants with an exercise price of $0.15 per share and are exercisable until January 15, 2023; and

iv)	3,750,000 C1 Warrants with an exercise price of $0.125 per share and are exercisable until June 29, 2023.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

Avalon Advanced Materials Inc.	Page F-37

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

d)	Share Based Payments

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

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2015	9,775,000	$1.56
Granted	2,140,000	0.16
Expired	(1,125,000)	4.46
Forfeited	(150,000)	2.13

Balance – August 31, 2016	10,640,000	0.96
Granted	3,180,000	0.17
Expired	(3,075,000)	2.15
Forfeited	(410,000)	0.86

Balance – August 31, 2017	10,335,000	0.37
Granted	2,345,000	0.12
Exercised	(50,000)	0.11
Expired	(1,215,000)	0.91
Forfeited	(70,000)	0.44

Balance – August 31, 2018	11,345,000	$0.26

As at August 31, 2018, there were 7,816,250 options vested (August 31, 2017 – 7,223,750, August 31, 2016 – 7,551,250) with an average exercise price of $0.31 per share (August 31, 2017 - $0.42, August 31, 2016 - $1.15), that were exercisable.

During the year ended August 31, 2018, an aggregate of 50,000 stock options were exercised at the weighted average exercise price of $0.11 per share, and the weighted average closing market share price on the date preceding the date of exercise was $0.13 per share. No stock options were exercised during the years ended August 31, 2016 and 2017.

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the year ended August 31, 2018 was $176,836 (2017 - $254,994, 2016 - $455,475), of which $1,825 (2017 - $3,172, 2016 - $5,633) was capitalized to property, plant and equipment, $25,129 (2017 - $66,082, 2016 - $103,407) was capitalized as exploration and evaluation assets, $596 (2017 - $2,632, 2016 - $1,000) was charged to operations as general exploration expenses, with the balance of $149,286 (2017 - $183,108, 2016 - $345,435) charged to operations as share based compensation expense.

Avalon Advanced Materials Inc.	Page F-38

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

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

The weighted average assumptions for grants during the years ended August 31, 2018, August 31, 2017 and August 31, 2016 are as follows:

	August 31,	August 31,	August 31,
	2018	2017	2016

Exercise price	$0.12	$0.17	$0.16
Closing market price on day preceding date of grant	$0.12	$0.17	$0.16
Risk-free interest rate	1.88%	0.75%	0.53%
Expected life (years)	3.1	3.0	3.5
Expected volatility	59%	77%	71%
Expected dividend yield	Nil	Nil	Nil
Grant date fair value	$0.05	$0.08	$0.08
Forfeiture rate	15%	16%	16%

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2018:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$0.60 - $0.84	1,035,000	1,035,000	0.5 years
$0.40 - $0.59	1,140,000	1,117,500	0.7 years
$0.30 - $0.39	585,000	438,750	1.7 years
$0.20 - $0.29	1,770,000	1,488,750	1.8 years
$0.11 - $0.19	6,815,000	3,736,250	2.2 years

	11,345,000	7,816,250

Avalon Advanced Materials Inc.	Page F-39

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

12.	Share Capital (continued)

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at August 31, 2016, August 31, 2017 and August 31, 2018:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – September1, 2015	1,732,612	$0.45	(1)
Issued pursuant to equity offerings (Note 12b(ii)(iii)(iv))	840,000	0.13
Exercised	(360,000)	0.13

Balance – August 31, 2016	2,212,612	0.38	(1)
Issued pursuant to equity offerings (Note 12b(v)(vi)(vii)(viii))	812,727	0.18
Expired	(1,732,612)	0.44

Balance – August 31, 2017	1,292,727	0.16
Issued pursuant to equity offering (note 12b(ix)(x))	420,000	0.15
Exercised	(300,000)	0.11
Expired	(180,000)	0.18

Balance – August 31, 2018	1,232,727	$0.17

(1)

554,273 of the compensation warrants outstanding as at Semptember 1, 2015 and throughout the period to August 31, 2016 were denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ had been reflected in the weighted average exercise price as at September 1, 2015 and as at August 31, 2016.

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at August 31, 2018, the Company has the following compensation warrants outstanding:

(i)	272,727 compensation warrants with an exercise price of $0.25 per common share, which are exercisable until November 7, 2018;

(ii)	150,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 23, 2018;

(iii)	204,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until June 12, 2019;

(iv)	186,000 compensation warrants with an exercise price of $0.145 per common share, which are exercisable until August 16, 2019;

(v)	288,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until November 3, 2019; and

(vi)	132,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 22, 2019.

Avalon Advanced Materials Inc.	Page F-40

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

13.	Corporate and Administrative Expenses

Corporate and administrative expenses for the years ended August 31, 2018, 2017 and 2016 consist of the following:

	August 31,	August 31,	August 31,
	2018	2017	2016

Salaries and benefits(1)	$1,387,249	$1,509,865	$1,607,078
Directors’ fees	78,850	83,404	86,321
Consulting and professional fees	398,244	368,610	546,675
Office, insurance and other expenses	286,460	336,744	381,710
Occupancy	317,305	310,842	303,096
Shareholders’ communications and filing fees	159,060	150,607	176,624
Travel and related costs	97,591	117,720	119,914

	$2,724,759	$2,877,792	$3,221,418

(1)

These figures do not include share based compensation. Employees’ salaries, benefits including share based compensation expensed for the year ended August 31, 2018 totaled $1,463,258 (2017 - $1,694,241, 2016 – $1,830,114).

14.	Capital Management

Capital of the Company consists of the components of shareholders’ equity, convertible and redeemable preferred shares, warrants denominated in foreign currency and the A1, B1 and C1 Warrants.

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

The Company does not have any externally imposed capital requirements other than those Redemption Events as discussed above. There were no significant changes to the Company’s approach to capital management during the year ended August 31, 2018.

Avalon Advanced Materials Inc.	Page F-41

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

15.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions with related parties during each of the years ended August 31, 2018, 2017 and 2016, other than the participation by certain related parties in certain equity offerings as listed below:

(i)	on March 11, 2016, pursuant to the Private Placement, Mr. Donald Bubar subscribed for 1,000,000 PP Units at $0.10 per unit (note 12(b)(iii)); and

(ii)

the participation by certain related parties in the November 2017 Private Placement, whereby Donald Bubar, Director, President and CEO, Mark Wiseman, Vice President Sustainability, Patricia Mohr, Director subscribed for 200,000, 55,000 and 50,000 flow-through shares at $0.145 per share, respectively.

b)	Compensation of key management personnel

The remuneration of directors and other key members of the Company’s senior management team during the years ended August 31, 2018, August 31, 2017 and August 31, 2016 are as follows:

	August 31,	August 31,	August 31,
	2018	2017	2016

Salaries, benefits and directors’ fees(1)	$1,692,551	$1,744,508	$1,803,314
Share based compensation(2)	118,991	281,657	337,541

	$1,811,542	$2,026,165	$2,140,855

(1)	Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $577,224 (2017 - $571,471, 2016 - $603,415).
(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

16.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company’s warrants denominated in a currency that is not the functional currency of the Company and the A1, B1 and C1 Warrants are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair values of the Company’s A1, B1 and C1 Preferred Shares are based on Level 3 inputs, including applicable redemption amounts and redemption premiums. The Company has the right to redeem the A1, B1 and C1 Preferred Shares at any time and therefore the fair value of the A1, B1 and C1 Preferred Shares is the amount the Company has to pay to redeem the A1, B1 and C1 Preferred Shares, which is the redemption amount as specified in the purchase agreements plus 5% redemption premium.

Avalon Advanced Materials Inc.	Page F-42

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

16.	Financial Instruments (continued)

Fair Values

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2018. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds that are required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at August 31, 2018, the Company has current assets of $625,244 and current liabilities of $848,309. As disclosed in Note 9, the holder of the A1, B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $3,195,000 as at August 31, 2018) upon the occurrence of certain Redemption Events. No redemption event has occurred since the issuances of the A1, B1 and C1 Preferred Shares. Excluding the deferred flow-through share premium of $52,157, the Company’s adjusted working capital deficit as at August 31, 2018 was $170,908, (calculated by adding back the deferred flow-through share premium of $52,157 to the working capital deficit of $223,065). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of August 31, 2018:

	Within	1-3	4-5	Over
	1 Year	Years	Years	5 Years	Total

Accounts payable and accrued liabilities	$796,152	$-	$-	$-	$796,152
Operating lease obligations	318,395	681,430	711,190	484,047	2,195,062

	$1,114,547	$681,430	$711,190	$484,047	$2,991,214

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

Avalon Advanced Materials Inc.	Page F-43

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

16.	Financial Instruments (continued)

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 10, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2018.

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

Sensitivity analysis

Considering the Company’s budget expenditures for the next twelve months and its current cash and cash equivalents of $319,057, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a twelve month period.

Other than the US$ Warrants as disclosed in note 10, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2018, and its anticipated on-going expenditures to be transacted in US dollars for the next twelve month period is approximately US$200,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a twelve month period.

17.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2018, August 31, 2017 and August 31, 2016 are as follows:

	August 31,	August 31,	August 31,
	2018	2017	2016

Share based compensation capitalized as property, plant and equipment (note 12d)	$1,825	$3,172	$5,633
Share based compensation capitalized as exploration and evaluation assets (note 12d)	25,129	66,082	103,407
Depreciation expense capitalized as property, plant and equipment	37,513	46,912	57,265
Depreciation expense capitalized as exploration and evaluation assets	8,867	8,424	8,883
Warrants issued pursuant to the Accommodation Agreement and capitalized as property, plant and equipment (note 7a)	-	-	1,353
Common shares issued for exploration and evaluation assets (note 6a)	-	92,500	-

	$73,334	$217,090	$176,541

Avalon Advanced Materials Inc.	Page F-44

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

18.	Income Taxes

a)	Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31,	August 31,	August 31,
	2018	2017	2016

Net loss for the year before income taxes	$3,458,976	$3,674,789	$3,955,785
Combined Canadian federal and provincial tax rate	25.1%	25.0%	25.4%

Expected income tax recovery at statutory rates	868,203	918,697	1,004,769
Share based compensation	(37,620)	(45,777)	(87,740)
Non-deductible financing transaction costs	(89,678)	(90,372)	-
Other non-deductible expenses	(2,864)	(6,708)	(8,697)
Exploration expenditures to be renounced	-	-	(16,638)
Non-taxable (non-deductible) change in fair value of financial instruments	6,706	50,456	(31,130)
Losses and other deductions for which no benefit has been recognized	(526,515)	(508,828)	(444,424)

Deferred income tax recoveries	$218,232	$317,468	$416,140

b)	Income Tax Effect of Temporary Differences Recognized

The tax effects of temporary differences recognized as at August 31, 2018 and August 31, 2017 are as follows:

	August 31,	August 31,
	2018	2017
Deferred income tax assets
Exploration and evaluation assets	$4,647,258	$5,518,746
Scientific research and experimental developmental expenditures	5,527,640	4,594,951
	10,174,898	10,113,697
Deferred income tax liabilities
Property plant and equipment	(10,174,898)	(10,113,697)

Net deferred income tax assets	$-	$-

Avalon Advanced Materials Inc.	Page F-45

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

18.	Income Taxes (continued)

c)	Income Tax Temporary Differences Not Recognized

The deductible income tax temporary differences that have not been recognized as deferred income tax assets as at August 31, 2018 and August 31, 2017 are as follows:

	August 31,	August 31,
	2018	2017

Non-capital loss carryforwards	$33,460,535	$28,092,197
Scientific research and experimental developmental expenditures	5,345,287	8,987,956
Share issuance costs	781,253	1,226,581
Capital loss carry forwards	2,294,535	2,294,535

Deductible temporary differences not recognized	$41,881,610	$40,601,269

The Company also has non-refundable investment tax credit carry forwards of $5,773,473 (2017 - $5,817,339), which has not been recognized as a deferred income tax asset.

d)	Non-Capital Losses

The Company has non-capital losses carried forward of approximately $31,793,000 (2017 – $26,424,000, 2016 - $24,367,000) available to reduce future years’ Canadian taxable income. These losses will expire as follows:

2026	$156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000
2033	4,151,000
2034	4,211,000
2035	4,397,000
2036	3,008,000
2037	2,805,000
2038	2,837,000

The Company also has net operating losses of approximately $1,668,000 (2017 - $1,668,000, 2016 - $1,668,000) to reduce future years’ U.S. taxable income. These losses will expire as follows:

2031	$5,000
2032	2,000
2033	3,000
2034	1,658,000

e)	Capital Losses

The Company has capital losses carried forward of approximately $2,295,000 (2017 - 2,295,000, 2016 - $2,295,000) available to reduce future years’ Canadian taxable capital gains.

Avalon Advanced Materials Inc.	Page F-46

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

19.	Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31,	August 31,	August 31,
	2018	2017	2016

Weighted average number of common shares used in the calculation of basic loss per share	215,152,381	187,869,637	167,184,272
Diluted impact of convertible redeemable preferred shares	-	-	-
Diluted impact of warrants	-	-	-
Diluted impact of stock options	-	-	-

Weighted average number of common used in the calculation of diluted loss per share	215,152,381	187,869,637	167,184,272

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2018 was $3,240,744 (2017 - $3,357,321, 2016 - $3,539,645).

As at August 31, 2018, the Company had 31,179,240 (2017 - 24,649,240, 2016 - 24,392,610) warrants and 11,345,000 (2017 - 10,335,000, 2016 - 10,640,000) stock options outstanding. The Company also had 570 Preferred Shares outstanding as at August 31, 2018 (2017 – 480, 2016 – Nil), which could had been converted into 59,235,294 common shares based on the closing price of the Company’s common shares on the TSX of $0.075 on August 31, 2018. These warrants, options and Preferred Shares could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2018, August 31, 2017 and August 31, 2016.

20.	Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2019	$318,395
2020	333,275
2021	348,155
2022	351,875
2023	359,315
2024 and thereafter	484,047

21.	Commitments

As at August 31, 2018, pursuant to the subscription agreements entered into for the June and August private placements the Company is required to incur additional CEE of $237,922 by December 31, 2019.

22.	Events After the Reporting Period

Subsequent to the year ended August 31, 2018, the Company:

a)

granted an aggregate of 100,000 stock options with a weighted average exercise price of $0.10 per share to certain employees of the Company. The weighted average contract life of these options at issuance was 5 years;

b)	issued a total of 6,094,954 common shares pursuant to the conversion of 30 A1 Preferred Shares, 20 B1 Preferred Shares and 10 C1 Preferred Shares;

Avalon Advanced Materials Inc.	Page F-47

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2018, 2017 and 2016

22.	Events After the Reporting Period (continued)

c)	had 1,400,000 stock options with a weighted average exercise price of $0.17 per share expire;

d)	had 272,727 broker’s compensation warrants with an exercise price of $0.25 per share expire;

e)

completed a private placement and issued 5,375,000 units at the price of $0.07 per unit for gross proceeds of $376,250. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the “Closing Date”), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice. Donald Bubar, Director, President and CEO subscribed for 1,000,000 units; and

f)

entered into a $500,000 convertible security funding agreement ("Funding Agreement") with Lind. The convertible security under the Funding Agreement has a two year term and will accrue a simple interest rate obligation of 10% on the amount funded that is prepaid and attributed to its face value upon issuance. Lind will be entitled to convert the convertible security commencing 180 days after execution of the Funding Agreement at a conversion price equal to the higher of (a) 80% of the five day trailing VWAP of the common shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules. Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.05 per share, then the Company has the right to instead repay the amount that was subject to that conversion for a 5% premium. The Company also has the right to repurchase the convertible security at any time.

In conjunction with the closing of the convertible security, Lind will receive a commitment fee of $15,000 and 4,575,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.07 per common share until 36 months after closing.

Avalon Advanced Materials Inc.	Page F-48