Form 20-F
period 2019-08-31
Avalon Advanced Materials Inc.
filed 2019-11-29
CIK 1362898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2019

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 314,652,449 common shares as at August 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ]   No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ]   No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]   No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X]   No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [   ]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ]   No [X]

Introduction

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "Avalon" refers to Avalon Advanced Materials Inc..

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States.

Qualified Persons

Except as otherwise noted in this Annual Report, Mr. Donald S. Bubar, P.Geo., President and Chief Executive Officer, Mr. David Marsh, FAusIMM (CP), Senior Vice President, Metallurgy and Technology Development and Dr. William Mercer, P.Geo., Vice President, Exploration are qualified persons for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and have reviewed and approved the technical information included in this Annual Report. See also Item 7. - Major Shareholders and Related Party Transactions - C. Interests of Experts and Counsel.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities regulations. There are risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company's current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

   grade of ore;
   rare metal and by-product commodity prices;
   metallurgical recoveries;
   operating costs;
   achievement of current timetables for development;
   strength of the global economy;
   availability of additional capital; and
   availability of supplies, equipment and labour.

Factors that could cause the Company's actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under "Description of the Business - Risk Factors" herein and the following:

  risks related to the Company's history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;
  risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
  risks related to the Company's need for additional financing;
  risks related to any joint venture or strategic alliances that may be entered into by the Company;
  risks related to closing of the sale of the near surface resources of the Nechalacho Project and the risk of one party's development plans negatively impacting the other's development plans;
  risks related to the progression of the Separation Rapids Lithium Project to a positive feasibility stage;
  risks related to securing product off-take agreements on a timely basis;
  risks related to the unique ore type at the Nechalacho Rare Earth Elements Project ("Nechalacho" or the "Nechalacho Project") and the Separation Rapids Lithium Project for which known metallurgical processes have not previously been applied;

  uncertainty related to title to the Company's properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Aboriginal land title claims and Aboriginal rights in the Northwest Territories;
  risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Company's ability to develop its properties;
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
  uncertainties related to the fact that the Company's mineral resources and mineral reserves are only estimates;
  risks related to the Company's ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project ("East Kemptville Project") which could adversely affect the Company's ability to conduct further studies and exploration activities;
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
  risks related to the Company's ability to attract and retain qualified management and technical personnel;
  uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
  risks inherent to the competitive nature of the mineral industry;
  risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company's activities are subject;
  risks related to the availability and reliability of adequate infrastructure;
  risks and hazards inherent to the mineral industry;
  risks related to any changes in critical accounting estimates that adversely affect the Company's financial results;
  risks related to potential conflicts of interest of the Company's directors and officers who may have involvement with other resource companies;
  risks due to being a "passive foreign investment company" for U.S. purposes;
  risks related to fluctuations of currency exchange rates;
  risks related to share price volatility;
  risks related to dilution of existing shareholders;
  risks related to not paying cash dividends;
  risks related to being a non-US corporation; and
  risks related to there being no market for the Company's warrants.

Most of the foregoing factors are beyond the Company's ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this Annual Report and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management's plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained in this Annual Report may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve". Under the SEC's Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's Industry Guide 7 disclosure standards do not define the terms "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other similar descriptions of the amount of mineralization in mineral deposits and United States companies have historically not been permitted to disclose mineral resources of any category in documents they file with the SEC. United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of the amount of minerals contained in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with the SEC's Industry Guide 7 standards.

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended August 31, 2019, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles.

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

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

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

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

Intrusive	A rock mass formed below earth's surface from magna which has intruded into a preexisting rock mass.

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

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

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

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

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

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

Proven mineral reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

Syenite	Coarse-grained intrusive igneous rock with a general composition similar to that of granite, but deficient in quartz, which, if present at all, occurs in relatively small concentrations.

Metric tonne or tonne	Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements.

For the years ended August 31, 2019, 2018, 2017, 2016 and 2015 we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled "Item 3. Key Information - D. Risk Factors" and "Item 5 - Operating and Financial Review and Prospects."

The table below sets forth selected consolidated financial data under IFRS as issued by the IASB, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. The information has been derived from our annual audited consolidated financial statements, including as set forth in "Item 18 - Financial Statements."

The tables below set forth selected consolidated financial data under IFRS for the years ended August 31, 2019, 2018, 2017, 2016 and 2015. In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	August 31, 2019	August 31, 2018	August 31, 2017	August 31, 2016	August 31, 2015
Operating Revenues	$-	$-	$-	$-	$-
Loss before other items	(3,386,335)	(3,240,744)	(3,357,321)	(3,539,645)	(3,176,374)
Net Loss and Total Comprehensive Loss for the Year	(3,386,335)	(3,240,744)	(3,357,321)	(3,539,645)	(3,176,374)
Loss per Share, Basic and Diluted	(0.012)	(0.015)	(0.018)	(0.021)	(0.023)
Total Assets	124,012,322	121,932,188	120,436,379	118,515,050	119,223,274
Total Liabilities	5,785,067	4,616,480	4,125,269	1,498,030	1,935,054
Share Capital	177,802,700	173,600,797	169,593,205	167,181,354	164,695,991
Total Equity	118,227,255	117,315,708	116,311,110	117,017,020	117,288,220
Weighted Average Number of Common Shares
Outstanding	275,760,316	215,152,381	187,869,637	167,184,272	139,893,312
Dividends declared	Nil	Nil	Nil	Nil	Nil

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in securities of Avalon is highly speculative and involves significant risks. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to world prices for rare metals, rare earth elements ("REE"), lithium and other specialty minerals and the economic forces that influence capital markets. Any one of the following risk factors could materially affect business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to Avalon. Additional risks and uncertainties not currently identified by Avalon or that Avalon currently believes not to be material also may materially and adversely affect Avalon's business, financial condition, operations or prospects.

We have no operating revenues and a history of losses.

 The Company has had no operating revenues and a history of losses, and no operating revenues are anticipated until one of the Company's projects comes into production, which may or may not occur. The Company will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that the Company will be able to do so.

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

 As at August 31, 2019, the Company has current assets of $4,965,281 and current liabilities of $4,321,273. The holder of the Company's convertible redeemable preferred shares is entitled to demand repayment of the applicable redemption value per share in cash (which totalled $912,500 as at August 31, 2019) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $47,481, the Company's adjusted working capital was $691,489 (calculated by adding back the deferred flow-through share premium of $47,481 to the working capital of $644,008). As the de-recognition of the balance of the deferred flow-through share premium will not require the future outflow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.

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

 The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of February 2020, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mineral industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, the East Kemptville Project or the Separation Rapids Lithium Project, and could require the Company to reduce general and administrative expenses or impair the Company's ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

We may fail to identify joint venture partners or may fail to successfully manage joint ventures.

 As part of the Company's development strategy, the Company is considering a number of alternatives to access development capital for its mineral properties, including joint ventures with strategic partners. However, there can be no assurance that the Company will be able to identify joint venture candidates or that it will succeed at effectively managing the operation of any joint venture. Unprofitable joint ventures may adversely affect the price of the Company's Common Shares and negatively affect the Company's results of operations.

The sale of the near surface resources of the Nechalacho Project might not close, and the co-owner's own development activities may negatively impact the Company's own development plans.

 The Company is currently in the process of closing a sale of the near surface resources of the Nechalacho Project. There is no assurance this agreement will close. In addition, if the agreement does close there is a risk that one company's development work could negatively impact the other's development plans. Such impacts may hinder the Company's ability to develop the Nechalacho Project.

The Preliminary Economic Assessments of the Separation Rapids Lithium Project and the East Kemptville Project are preliminary in nature and there is a risk that these projects will not continue to a positive feasibility stage.

 The Preliminary Economic Assessments ("PEA") of the Separation Rapids Lithium Project and the East Kemptville Project are preliminary in nature. The metallurgical processes developed for the projects require further work to confirm that a commercially acceptable product can be consistently produced and sold in the marketplace. There is no certainty that either preliminary economic assessment model will be realized. There is no assurance that the Company will be able to obtain the financing necessary or gathering all the technical information needed to support the completion of a feasibility study. Even if a feasibility study is completed there is no assurance that the economic scenario envisioned therein will be sufficiently positive to warrant execution of the project.

We will need to enter into off-take agreements and failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project, the East Kemptville Project and the Separation Rapids Lithium Project.

 The Company intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho Project, the East Kemptville Project and Separation Rapids Lithium Project in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of these projects.

The ore types at both the Nechalacho Project and Separation Rapids Lithium Project are unique and there is a risk that the metallurgical process that we anticipate using will not perform at commercial scale as expected.

 The ore types on both projects are unique for which well-established metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench and pilot scale will not perform at commercial scale as expected. The failure of such metallurgical process, could materially and adversely affect the Company's expected project development and production schedules.

Title to some of our mineral properties may be challenged or defective. Aboriginal groups may raise title disputes in relation to land claims and any impairment or defect in title could have a negative impact on our results of operations and financial condition.

 The Company's title to its properties may be subject to disputes or other claims including Aboriginal land title claims. Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Company's properties, which, if successful, could impair the Company's ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Company's title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by Aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

 An impairment to or defect in the Company's title to its properties could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Company's profitability.

 The Company will need to enter into agreements with applicable Aboriginal groups to complete the development of the Nechalacho Project. The Company has entered into an accommodation agreement with the Deninu K'ue First Nation ("DKFN") which provides for business and employment opportunities for the DKFN and contains measures to mitigate the environmental and cultural impacts of the project. The Company is seeking to enter into similar agreements with the Lutsel K'e Dene First Nation (the "LKDFN") and Yellowknives Dene First Nation (the "YKDFN"), but there is no assurance that these agreements will be completed in a timely manner or at all. Even after the accommodation agreements are entered into, the continuing co-operation of the First Nations will be required to implement the terms of the agreements and proceed with the Nechalacho Project. Any failure of co-operation by these or any other potentially impacted Aboriginal groups could result in delay of work on the Nechalacho Project. The Company also has entered into a Participation Agreement with the Northwest Territory Métis Nation ("NWTMN"). This agreement provides for training, employment, and business opportunities for the NWTMN related to the Project and associated facilities in the Northwest Territories. The Participation Agreement also contains measures to mitigate environmental and cultural impacts that may result from the project development.

 The Company will need to enter into agreements with applicable Aboriginal groups to complete the development of the Separation Rapids Lithium Project. The project is located in the traditional land use area of the Wabaseemoong Independent Nations ("WIN") for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on project business opportunities. The Company has also initiated dialogue with the Métis Nation of Ontario who hold Aboriginal rights in the area.

We may need to acquire additional properties for our hydrometallurgical plant and separation plant, which may significantly delay the development of the Nechalacho Project as a whole.

 As part of the Nechalacho Project, in the current Feasibility Study ("FS"), the Company planned for a hydrometallurgical plant to be located at Pine Point, 85 kilometres east of Hay River, Northwest Territories and a rare earth refinery to be located in Geismar, Louisiana. It is presently considering alternative sites for both facilities. Any grants and surface leases, if granted, may be subject to the rights of holders of exploration claims or other subsurface rights, which may be inconsistent with the use of the property for the hydrometallurgical plant. In addition, economic factors such as power cost and infrastructure factors such as the adequacy of road and/or rail access may cause the Company not to proceed with acquiring the Pine Point surface leases.

 The Company's purchase option on the land parcel in Geismar, Louisiana expired on December 15, 2014. Several sites in western Canada are under consideration for the location of an updated hydrometallurgical plant.

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

 The Company's expected production schedules, capital costs, engineering and construction estimates and operating costs which are included in this Annual Report are contained in the Feasibility Study which was completed in 2013. The FS relied upon estimates based on assessments of market conditions at that time and available technical information concerning the Nechalacho Project. Accordingly, the results indicated by the FS are historical projections only and are inherently uncertain. In particular, actual capital costs may significantly exceed those estimated by the FS, and engineering and construction estimates and schedules set forth in the FS may prove materially inaccurate.

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

 Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company in the future may differ significantly from those anticipated by the Company's current estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. The Company's actual costs and production may vary from estimates for a variety of reasons, including: lack of availability of raw material or equipment; unexpected construction or operating problems; metallurgical performance; unanticipated geologic features; short-term operating factors; delays in delivery of consumables; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost and consumption rate of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company's control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company's future cash flows, business, results of operations and financial condition.

 Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is developed may have a material adverse effect on the Company's ability to finance or complete construction of the Nechalacho Project and on the Company's business, results of operations and financial condition.

Changes in the market price of rare earth minerals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

 The Company's revenues, if any, from the Nechalacho Project and Separation Rapids Lithium Project, are expected to be derived in large part from the mining and sale of rare metals and minerals from the Basal Zone deposit. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control, including international economic and political conditions (such as the complaint filed with the World Trade Organization and won by the United States, the European Union and Japan against China's REE export restrictions in 2014), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of lithium, REE and other rare mineral substitutes; lithium, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of rare metals and minerals and therefore the Company's ability to finance the construction of the Nechalacho Project, pursue the East Kemptville Project or Separation Rapids Lithium Project and economic viability of the Company's operations cannot be accurately predicted.

 REE prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Between 2012 and 2015 prices continued to slowly fall and remained steady from mid-2015 to late 2016. Prices have begun to increase for many of the REEs between 2017 and 2019, but only marginally for "non-magnet" REEs. Future price trends for rare earths still depend on decisions made in China. China remains the dominant producer at approximately 90% of supply. Prices could continue to increase as demand increases and if China continues to restrict output from illegal producers and continues to restrict output from producers who do not follow environmental regulations. Prices could be maintained or even fall as demand increases if China decides to release stockpiles of rare earths it has apparently accumulated during the last few years, or if it instructs government approved producers to increase supply.

 Demand for REE products may be impacted by demand for products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for REE products, which would have a material adverse effect on the Nechalacho Project and the Company's business. In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand. Strong REE prices, as well as real or perceived disruptions in the supply of REE, also create economic incentives to identify or create alternate technologies that ultimately could depress future long-term demand for REE products, and at the same time may incentivize development of additional mining properties to produce REE. For example, automobile manufacturers have previously announced plans to develop motors for electric and hybrid cars that do not require REE products due to concerns about the available supply of rare earths. If the automobile industry or other industries reduce their reliance on rare earth products, the resulting change in demand could have a material adverse effect on the Company's business. In particular, if prices or demand for rare earths were to decline, this could impair the Company's ability to obtain financing for the Nechalacho Project and its ability to find purchasers for its products at prices acceptable to the Company.

Volatility in lithium prices and lithium demand may make it commercially unfeasible for the Company to develop its Separation Rapids Lithium Project.

The development of the Separation Rapids Lithium Project is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then the Company's ability to develop its Separation Rapids Lithium Project will be adversely affected. The Company's lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company's control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company's lithium activities not producing an adequate return on invested capital to be profitable or viable.

We operate in a highly competitive industry and some of our competitors may engage in predatory pricing behaviour or manipulation of the available supply of REE, tin or lithium.

 An increase in the global supply of rare metal and REE products,  tin and lithium, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project, the Separation Rapids Lithium Project or the East Kemptville Project. The pricing and demand for rare metal and REE products, tin and lithium is affected by a number of factors beyond the Company's control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world's supply of REE. In 2010 China reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in REE scarcity and significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Prices have started to recover in early 2017 with the increased demand for magnets for motors of hybrid and electric vehicles, but only marginally. Higher rare earth prices in 2018, 2019 and beyond could bring about renewed interest in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project, the East Kemptville Project the Separation Rapids Lithium Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE, tin and/or lithium. Any increase in the amount of rare earth products exported from China or from mines outside China, or produced in Indonesia and China in the case of tin or South America or Australia in the case of lithium, and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project or our ability to further pursue, the East Kemptville Project or the Separation Rapids Lithium Project. As a result of these factors, the Company may not be able to compete effectively against future competitors.

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

 The Company's estimated mineral resources and mineral reserves should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Readers should be cautioned not to place undue reliance on these estimates. The Company cannot be certain that its mineral resource and mineral reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

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

 The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company's financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Company.

Our inability to secure the required mineral tenure licenses at the East Kemptville Project could have a material adverse effect on our ability to conduct further studies and exploration activities on the East Kemptville Project.

 Avalon holds mineral rights at the East Kemptville Project through a "Special Licence", a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders, which was done in in the past. Ultimately, with sufficient work and information on the property, a form of mining lease is obtainable from the government to secure the requisite surface land rights. The Company is currently in discussions with the surface rights holders with respect to obtaining full title to the lands covered by the Special Licence, however there can be no assurance that full title to the lands covered by the Special Licence will be obtained. The Company first acquired a Special Licence at the East Kemptville Project in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. The Special Licence was renewed in Fiscal 2018 while the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure. The Company has commenced the process of applying for a mining lease but there is no assurance that this application will be successful. These factors could have a material adverse effect on the Company's plans for the East Kemptville Project, which may, as a result, not be further explored or ultimately developed.

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

 All phases of the Company's exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws and the regulations adopted thereunder address emissions into the air, discharges into water, management of waste, management of hazardous substances, the transportation of hazardous and/or radioactive substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or result in substantial costs and liabilities to the Company in the future. Furthermore, environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operators may exist on the Company's properties.

We do not maintain insurance with respect to certain high-risk activities, which exposes us to significant risk of loss.

 In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company's securities.

Competition for recruitment and retention of qualified personnel, for which we compete with other exploration companies, many of which have greater financial resources than us, and a shortage of equipment and supplies could adversely affect our ability to operate our business.

 The Company will be dependent on various supplies, equipment, parts and labour and the services of contractors to carry out construction of the Nechalacho Project and to carry out its other exploration and development projects such as the East Kemptville Project and the Separation Rapids Lithium Project. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Company's ability to successfully construct and operate the Nechalacho Project and carry out its other exploration and development activities on the East Kemptville Project and the Separation Rapids Lithium Project.

The loss of key management personnel may adversely affect our business and results of operations.

 The Company is dependent on the services of key executives including the Company's President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of the Nechalacho Project and other projects such as the East Kemptville Project and the Separation Rapids Lithium Project, as well as the identification of new opportunities for growth and funding. Due to the Company's relatively small size, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees required for the development of the Company's activities may have a material adverse effect on the Company's business or future operations.

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

 The Company's future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

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

 The mineral exploration and development industry is intensely competitive. Significant competition exists for the marketing of the minerals that the Company intends to produce as well as the acquisition of mineral concessions, claims, leases and other mineral interests. The Company may be at a competitive disadvantage in arranging for the sale of products intended to be produced at the Nechalacho Project or other properties, such as the East Kemptville Project and Separation Rapids Lithium Project, or in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Our exploration activities are subject to various federal, provincial, state and local laws and regulations.

 The Company's operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;
  management, transportation and use of toxic, hazardous and/or radioactive substances and explosives;
  management of tailings and other wastes generated by the Company's operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with Aboriginal groups;
  labour standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

 Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or changes to or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

Exploration activities depend on adequate infrastructure and we cannot be assured that our properties will maintain adequate infrastructure.

 Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

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

 Avalon's most significant accounting estimates relate to the carrying value of the Company's metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Company's annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where impairment indicators exist, management assesses if carrying value can be recovered. Management's estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Other significant estimates relate to accounting for stock based compensation and warrant valuation. Option and warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year, or of the value of the Company's derivative financial instruments.

Certain officers and directors may be in a position of conflicts of interest.

 Certain of the Company's directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the Company's directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act ("CBCA") and other applicable laws.

We believe that we may be a "passive foreign investment company" for the current taxable year which may result in materially adverse United States federal income tax consequences for United States investors.

U.S. investors in the Company's common shares and warrants should be aware that the Company believes it was classified as a "passive foreign investment company" (a "PFIC") under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended during its tax year ended August 31, 2019, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it may result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

A U.S. taxpayer that makes a "qualified electing fund" (a "QEF") election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of the Company's "net capital gain" and "ordinary earnings" (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, if the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Alternatively, a U.S. taxpayer may make a "mark-to-market election" (a "Mark-to-Market Election") if the Company is a PFIC and the common shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a Mark-to-Market Election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in the common shares.

 This risk factor is qualified in its entirety by the discussion herein under the heading "Certain United States Federal Income Tax Consequences."

 Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares and warrants.

We are subject to foreign currency fluctuations.

 It is expected that a significant portion of the Company's revenue from the sale of its products from the Nechalacho Project will likely be priced in U.S. dollars, whereas most of its operating costs will likely be incurred in Canadian dollars and other international currencies. In addition, a significant portion of the capital costs for the construction of the mining plant at the Nechalacho Project will also likely be priced in U.S. dollars. The fluctuation in the exchange rate between the U.S. dollar and the Canadian dollar and other international currencies may have a significant impact on the future profitability of the Company and it may also significantly increase or decrease the capital costs for the Nechalacho Project.

Our Common Shares have experienced volatility in share price and there can be no assurance that an active market for the Company's securities will be sustained.

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

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. Furthermore, the transfer of the Company's common shares from the OTCQX to the OTCQB in fiscal 2019 could result in a less active market for the Company's common shares. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

Additional financing may be needed for our business operations which may lead to dilution of our current shareholders.

 The Company will require additional funds to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Company raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Company's shareholders. Future sales of common shares or warrants of the Company in public or private markets could adversely affect the trading price of the Company's common shares and its ability to continue to raise funds by new offerings of common shares or warrants.

 In addition, the holder of the outstanding B1 and C1 Preferred shares has the right to convert these shares. The number of common shares to be issued would be 23,856,209 if all of the outstanding B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.045 on August 31, 2019.

We are subject to cybersecurity risks

 The Company is reliant on the continuous and uninterrupted operation of its information technology ("IT") systems. User access and security of all Company sites and IT systems can be critical elements to its operations, as is cloud security, security of all of the Company's IT systems, and protection against cyber security incidents. Any IT failure pertaining to availability, access or system security could potentially result in disruption of the activities of the Company and its personnel, and could adversely affect the reputation, operations or financial performance of the Company.

 Potential risks to the Company's IT systems could include unauthorized attempts to extract sensitive or confidential business or personal information, denial of access extortion, corruption of information or disruption of business processes, or by inadvertent or intentional actions by the Company's employees or vendors. A cybersecurity incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, all of which could materially impact the Company's business or reputation.

We do not currently intend to pay cash dividends.

 The Company has not paid any dividends on its Common Shares. Any decision to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company's Board of Directors may consider appropriate in the circumstances.

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
  changes in the Company's financial performance or prospects;
  changes or perceived changes in the Company's creditworthiness;
  the prospects for companies in the Company's industry generally;
  the number of holders of those securities;
  the interest of securities dealers in making a market for those securities; and
  prevailing interest rates.

Item 4. Information on the Company

A. History and Development of the Company

The Company was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act ("BCA") under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Company and Meadfield Mining Corp..

On September 29, 1994, the Company consolidated its share capital on a five-for-one basis and changed its name to Avalon Ventures Ltd..

On July 18, 2005, the Company carried out a transition under the BCA by filing Notice of Articles and at the same time adopted new Articles to bring them in line with the requirements and alternatives available under the BCA, including increasing its authorized share structure to an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. The new Articles also reduced the percentage of votes required from 75% to 66 2/3% to pass special and separate resolutions and gave authority to the Board of Directors to make capital alterations and changes to the Company's name as permitted under the BCA.

On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc..

On February 9, 2011, the Company continued under the CBCA.

On February 24, 2016, the Company changed its name to Avalon Advanced Materials Inc..

The Company's head and registered office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, (416) 364-4938.

The Company is a reporting issuer in all of the provinces (except for the Province of Quebec) and territories of Canada. The Company's shares are listed and posted for trading on the Toronto Stock Exchange in Canada (the "TSX" or the "Exchange") under the symbol "AVL", trade on the OTCQB® Venture Market (the "OTCQB") in the United States under the symbol "AVLNF" and are also traded on the Frankfurt Stock Exchange in Germany under the symbol "OU5".

The Company operates principally in Canada and is currently extra-provincially registered to carry on business in Ontario, British Columbia, Northwest Territories and Nova Scotia.

Avalon is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon operates primarily in Canada with a focus on rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements ("REE"), yttrium, zirconium as well as tin.

The Company is in the process of exploring or developing three of its five mineral resource projects. For at least the last three fiscal years the Company has expended substantially all of its efforts on the development of its Nechalacho Rare Earth Elements Project ("Nechalacho" or the "Nechalacho Project"), the East Kemptville Tin-Indium Project and the Separation Rapids Lithium Project. The Company's principal capital investments have been in its resource properties, with expenditures totalling $1,031,100, $2,272,883 and $2,670,248 in Fiscal 2019, 2018, and 2017 respectively.

Nechalacho Project

The Company completed its feasibility study ("FS") on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the "Report of EA") was approved by the Minister of Aboriginal Affairs and Northern Development Canada ("AANDC") in November 2013. Nechalacho is the Company's most advanced project. A preliminary site preparation water license and land use permit has been issued which provides approval for first year site preparation work at the Nechalacho site. Full construction and operational license and permit for the Nechalacho site will take approximately 4-6 months to obtain once the Company commences the final application process.

Since the completion of the FS, Avalon has been focused on optimization work on the project development model, including metallurgical process optimization work and mine plan optimization. This has included work on recovery of other mineral products, notably zirconium. Although preliminary estimates of the capital and operating costs associated with these new processes may be higher than those contained in the FS, it is anticipated that the increased revenues from the additional "heavy" rare earths, europium through lutetium ("HREE") production may yield an overall improvement in project economics. Demand for some of the other rare metals present in the Nechalacho resource such as zirconium, may see demand increases to justify further work on product development. Markets for rare earth elements, however, have remained quiet since the FS was issued and it is only since the start of 2017 that prices for certain REE (Nd, Pr, Dy) have begun to increase due to increased demand for magnets for motors of hybrid and electric vehicles.

In fiscal 2016 Avalon conducted metallurgical testwork investigations related to the potential recovery of zirconium and production of marketable quality zirconium basic sulphate ("ZBS") and zirconium oxychloride ("ZOC") products. During fiscal 2017 a brief site visit was conducted to do the camp maintenance work and do some sampling on known lithium occurrences on the northern part of the property. Reworking of the process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant, along with any revisions to the mine plan, continued to be developed internally.

In fiscal 2018, the renewed demand for Nd-Pr motivated Avalon to re-activate the project to look specifically at Nd-Pr potential in the near-surface T-Zone and Tardiff Zones.

In fiscal 2019, the Company and a private Australian company, Cheetah Resources Pty Ltd. ("Cheetah"), entered into definitive agreement (the "Agreement"), under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty and will continue to have access to the property for exploration, development and mining purposes. Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity. The Agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty. Advance payments totalling $3.2 million had been received by August 31, 2019 and the balance of $1.8 million was received subsequent to August 31, 2019. A brief field program and a drill program managed by Avalon in the summer and fall 2019 were conducted on behalf of Cheetah. The Company and Cheetah are currently working on the closing of this sale.

Separation Rapids Lithium Project

Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in consumption of lithium. There is general consensus among industry analysts that demand for lithium will at least double over the next 10 years and that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand. Several companies in the lithium business have already expressed interest in participating in the future development of the Separation Rapids Lithium Project. The potential exists for the Company to serve both the glass-ceramics and the battery materials markets going forward as the petalite mineral concentrate (which represents the final product for the glass-ceramics industry) is the intermediate product for making a battery material.

The potential for production of high purity lithium hydroxide was demonstrated in the 2015 work program and a scaled-up test to further evaluate this process and generate cost information for a PEA focused on the battery materials market opportunity was completed. During fiscal 2016 the Company designed an innovative hydrometallurgical process to produce a lithium product from the petalite concentrate. During fiscal 2017 the Company completed a positive Preliminary Economic Assessment ("PEA") on which it had spent most of its efforts in fiscal 2016.

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

Work on the access road is set to begin, subject to receiving final regulatory approvals, for extraction of a 2,500 tonne bulk sample of lithium (petalite) mineralization for pilot plant processing. There continues to be significant interest in Avalon's petalite product from major international glass and ceramic manufacturers who now require large product samples for evaluation before making firm commitments on offtake. Environmental baseline studies were completed that validated the earlier studies in preparation for operations permitting activities.

East Kemptville Tin-Indium Project

The 100% owned East Kemptville Tin-Indium Project is located 55 km northeast of Yarmouth, Nova Scotia, Canada. The property consists of 4 exploration licences and a Special Licence covering over 10,000 acres in aggregate. East Kemptville was an operating tin mine from 1985-1992 and was North America's only large primary tin producer, before closing prematurely in 1992 due to a collapse in tin prices after the international cartel was disbanded. Increasing global demand for tin and tightening supplies have resulted in strengthening tin prices, creating an opportunity for Avalon to consider re-developing East Kemptville.

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

Bench scale metallurgical testing, using sample material collected during the 2014 drill program, was carried out by a commercial laboratory located in Cornwall, England with expertise in tin metallurgy, and was completed in fiscal 2016. During fiscal 2017, project work was focused on preparing an internal study on the economic viability of re-developing the site at this small-scale by initially focusing on the readily accessible low-grade stockpile material.

During fiscal 2018 the Company completed a PEA for the East Kemptville Tin-Indium Project reflecting this small-scale re-development model. In fiscal 2019 it has been investigating the possibility of incorporating ore-sorting into the development model and Cronimet Mining Processing SA (Pty) Ltd ("CMPSA") has been conducting this testwork. While final analytical results are not yet available, visual examination of the products by CMPSA indicate tin recoveries that are exceeding expectations. Avalon is now planning to proceed with a Feasibility Study to incorporate the ore-sorting results and recommendations from CMPSA into the project development model. This is expected to be completed by 2020. Additional work at the East Kemptville site planned for the summer was delayed, pending completion of the final agreement with the surface rights holder on the transfer of surface tenure. This agreement is now expected to be finalized in early 2020, after which the stockpile drilling and final environmental studies can proceed.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility ("CSR") best practices. Contemporaneously with this filing, the Company is releasing its eighth comprehensive sustainability report entitled "Critical minerals for a sustainable future" (the "2019 Sustainability Report").

The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium compounds, is growing rapidly due to their importance in an expanding array of applications in new clean technology notably energy storage and electric vehicles.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company's website (http://www. http://avalonadvancedmaterials.com/). The information on, or accessible through, our website is not part of this annual report on Form 20-F.

B. Business Overview

Operations and Principal Activities

The Company is a mineral exploration and development company with a primary focus on rare metals and minerals. Avalon presently owns five rare metals and mineral projects in Canada, three of which are under active development, but none of which are in production. It also owns royalty interests in two exploration projects which are not in production. For at least the last three years the Company has expended substantially all of its efforts on the development of the Nechalacho Rare Earth Elements Project, the Separation Rapids Lithium Project and the East Kemptville Tin-Indium Project.

Nechalacho Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories ("NWT"), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns ("NSR") royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.6 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

In fiscal 2019, the Company and Cheetah entered into a definitive agreement under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty and will continue to have access to the property for exploration, development and mining purposes. The Company and Cheetah are currently working on the closing of this sale.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation ("YKDFN"), the Deninu K'ue First Nation ("DKFN") and the Lutsel K'e Dene First Nation ("LKDFN"). The Company has signed an Accommodation Agreement with the DKFN. The Company also recognizes that the Tłįcho First Nation ("TFN") has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations: the Northwest Territory Métis Nation ("NWTMN") and the North Slave Métis Alliance ("NSMA"). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

Avalon's next steps are primarily focused on continuing its process optimization work and new product development, with a view to producing an updated technical report incorporating the results of such work. Other goals include completing the acquisition of the land use permit and water license, carrying out an additional pilot plant trial of the new hydrometallurgical plant flowsheet (to confirm reagent recycle performance), finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing.

While the Nechalacho Project has been relatively inactive since 2014, the Company continues to monitor REE markets closely and there have been some recent indications of renewed demand. The anticipated increase in demand for electric vehicles ("EV"s) in the coming years, and the need for rare earth magnets in the electric motors for these vehicles have sparked a significant increase in price for neodymium ("Nd") and praseodymium ("Pr") in recent years.   In Fiscal 2019, interest in creating new rare earth supply chains outside China has revived due to the ongoing uncertainty around security of supply in the wake of the recent US China "trade war" and permitting issues Lynas Corporation has faced in maintaining operations with its Rare Earth Separation Plant and Refinery in Malaysia.

The key factors going forward influencing the timely execution of the Nechalacho Project are securing one or more strategic or financial partners, securing sufficient binding agreements for off-take to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction and operating permits.

Separation Rapids Lithium Project

The Separation Rapids property consists of fifteen mineral claims and one mining lease covering a combined area of approximately 2,869 hectares (7,091 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retained a 2.0% NSR interest in the property, which was acquired in 2012 by a wholly-owned subsidiary of the Company for $220,000. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials as well as lithium chemicals for the battery industry.

Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in consumption of lithium. There is general consensus among industry analysts that demand for lithium will at least double over the next 10 years and that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand. Several companies in the lithium business have already expressed interest in participating in the future development of the Separation Rapids Lithium Project. The potential exists for the Company to serve both the glass-ceramics and the battery materials markets going forward as the petalite mineral concentrate (which represents the final product for the glass-ceramics industry) is the intermediate product for making a battery material.

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

Work on extraction of up to a 2,500 tonne bulk sample of lithium (petalite) mineralization for pilot plant processing is set to begin, subject to receiving final regulatory approvals and weather conditions. There is growing interest in Avalon's petalite product from major international glass and ceramic manufacturers who are continuing to innovate new high strength glass and ceramics products that incorporate lithium in their formulations. They now require large product samples for evaluation before making firm commitments on offtake.

The key factors going forward influencing the timely execution of the Project are: securing sufficient product offtake commitments to support project financing; the availability of sufficient equity and/or debt financing and receipt of all requisite operating permits and approvals.

East Kemptville Tin-Indium Project

The 100% owned East Kemptville Tin-Indium Project is located approximately 55 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203, which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east, passes a short distance to the northwest of the project area. The East Kemptville Tin mine was developed in 1985 on a resource of tin-copper-zinc mineralization known geologically as a "greisen". Greisens are hydrothermal mineral deposits associated with granites consisting of a stockwork of mineralized veins and replacement zones in altered and mineralized granitic rocks.

The Company presently holds mineral rights at East Kemptville through a "Special Licence", a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders.

The Company first acquired its Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. Subsequent to the end of fiscal 2018, the Special Licence was renewed while the Company continues the process toward obtaining a mining lease to replace the Special Licence and secure full surface tenure. Parts of the lease application were formally submitted in late 2018, with the remainder to be submitted upon completion of additional test work. Once received, the Mining Lease will allow Avalon to proceed with final feasibility study work, permitting and project financing.

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

In fiscal 2019 it has been investigating the possibility of incorporating ore-sorting into the development model and Cronimet Mining Processing SA (Pty) Ltd ("CMPSA") has been conducting this testwork. While final analytical results are not yet available, visual examination of the products by CMPSA indicate tin recoveries that are exceeding expectations. Avalon is now planning to proceed with a Feasibility Study to incorporate the ore-sorting results and recommendations from CMPSA into the project development model. This is expected to be completed in 2020. Additional work at the East Kemptville site planned for the summer was delayed, pending completion of the final agreement with the surface rights holder on the transfer of surface tenure. This agreement is now expected to be finalized in early 2020, after which the stockpile drilling and final environmental studies can proceed.

The key factors going forward influencing the timely execution of the project are: securing sufficient product offtake commitments to support project financing; the availability of sufficient equity and/or debt financing and receipt of all requisite operating permits and approvals.

The Company currently relies on equity markets to raise capital to finance its exploration and development programs. The Company has minimal debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at August 31, 2019, the Company had adjusted working capital of $691,489 (which is calculated by adding back the deferred flow-through share premium of $47,481 to the working capital of $644,008). As the de-recognition of the balance of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity. The Company also may potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

Significant Acquisitions and Significant Dispositions

The Company has not made any significant acquisitions since the end of its 2016 fiscal year.

In fiscal 2019, the Company and a private Australian company, Cheetah Resources Pty Ltd. ("Cheetah"), entered into a definitive agreement (the "Agreement") under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the Nechalacho property for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty and will continue to have access to the property for exploration, development and mining purposes. The Company and Cheetah are currently working on the closing of this sale. Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity. The Agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty. Advance payments totaling $3.2 million had been received by August 31, 2019 and the balance of $1.8 million was received subsequent to August 31, 2019. The Company and Cheetah are currently working on the closing of the sale.

Competition

The mineral industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, exploration companies and other companies having financial and other resources far greater than those of the Company's. The Company competes with other mineral development companies in connection with the acquisition of rare metals and mineral properties. In general, those properties with defined process flowsheets to produce a commercially acceptable product at a competitive cost have a competitive advantage for market access and access to development capital. Thus, a degree of competition exists between companies looking to acquire properties with such potential.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

Seasonality

Certain of the Company's operations are conducted in the NWT, northern Ontario and Nova Scotia. The weather during the spring and fall seasons can cause interruptions or delays in the Company's operations. As a result, the preferable time for activities in these regions is the winter and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company's properties may be limited as a result of access restrictions being imposed to mitigate the risks of forest fires. Seasonality concerns can and will be designed into potential future operations to minimize impact on long term production.

Government and Environmental Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial or provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

See also Item 3. Key Information - D. Risk Factors - Regulations and Mining Law, Governmental Regulation.

Corporate Social Responsibility ("CSR")

Contemporaneously with the filing of this annual report, the Company released its eighth comprehensive Sustainability Report. The 2019 Sustainability Report is available for view or download on the Company's website at: http://www.avalonadvancedmaterials.com. The 2019 Sustainability Report does not form part of this annual report.

The 2019 Sustainability Report was prepared in accordance with the streamlined October 2016 Global Reporting Standards. The 2019 Sustainability Report incorporates a self-assessment of Fiscal 2019 performance and sets targets for 2020 against the applicable Mining Association of Canada "Toward Sustainable Mining" indicators. Notably, Avalon completed risk assessments and updated all Emergency Response Plans for the sites where work was completed during the fiscal year. All work at sites were completed without environmental or health and safety incidents.

In addition to the Company's safety performance, the report includes many other accomplishments such as community outreach, and metallurgical process improvements that contribute to improved environmental performance. Avalon is committed to working closely with its Indigenous partners to create lasting economic and social benefits in the communities. Dialogue is ongoing with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations ("WIN") and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project, and was recently initiated with the new Eabametoong First Nation Chief, Harvey Yesno, for the Lilypad Cesium Project.

Avalon's leading sustainability efforts are also benefitting the exploration industry. During Fiscal 2019, the Prospectors and Developers Association of Canada ("PDAC") has adopted Avalon's energy monitoring system and published it for its members, as well as working with regulators to develop balanced regulations with applicability to Avalon projects. Avalon is participating in a multi-stakeholder development of a climate change risk assessment and will utilize it, if applicable, to augment existing risk assessments and project design. Avalon also supported PDAC in the development of training materials for the Mining Association of Canada's Toward Sustainable Mining's Community of Interest Panel regarding the exploration industry. PDAC may further adapt them for a broad range of educational applications.

The Company's focus is on materials that enable clean technology, including solar and wind power. In order to do this sustainably, Avalon designs its operations to minimize environmental impacts and greenhouse gas emissions, while planning for rehabilitation and productive use of the land post closure. The Company also now incorporates a staged-development approach to its cleantech materials projects, which involves starting production at a modest scale, to minimize project footprint and potential risks to environment, while also reducing investment risk and creating opportunities for its Indigenous business partners. Further, Avalon is a leader in looking at closed mine sites as opportunities to remediate long term environmental liabilities through economic extraction of valuable minerals from waste materials using new technologies such as sensor-based ore-sorting.

Being a recognized sustainability leader reduces costs and facilitates good relationships with regulators and communities, which helps in the acquisition of permits in a more timely and cost effective manner. This helps facilitate the acquisition of our social license to operate. Avalon believes that responsible users of our clean tech materials will require increasingly sustainable sources for their materials which provides Avalon with a strategic advantage.

In addition to the Company's safety performance, the report includes many other accomplishments such as energy use, community outreach, and metallurgical process improvements that contribute to improved environmental performance. Avalon is committed to working closely with its Aboriginal partners to create lasting economic and social benefits in the communities. In addition to its partners in the NWT, dialogue has been initiated with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations ("WIN") and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project.

C. Organizational Structure

The Company has three directly wholly-owned subsidiaries - Nolava Minerals Inc. ("Nolava") (a Delaware company), Avalon Rare Metals Ltd. (a Delaware company), and 8110131 Canada Inc. ("8110131") (a Canada company). None of these subsidiaries has carried on any operations since their incorporation except for the staking and exploration of certain mining claims in Utah, USA by Nolava and the acquisition of certain royalties by 8110131.

D. Property, Plants and Equipment

The Nechalacho Project, the Separation Rapids Lithium Project and the East Kemptville Tin-Indium Project are the Company's material properties.

Nechalacho Project

(A) Summary of Technical Report

  Current Technical Report

The most recent technical report on the property is entitled "Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project" dated May 31, 2013, effective April 17, 2013, and prepared by Tudorel Ciuculescu, M.Sc., P.Geo. of RPA, Kevin Hawton, P.Eng. of Knight Piesold Limited, and Bernard Foo, P.Eng., Richard Gowans, P.Eng., Christopher Jacobs, C.Eng., MIMMM, and Jane Spooner, P.Geo., all of Micon, each of whom is a qualified person pursuant to NI 43-101.

Please note that in fiscal 2019, the Company and Cheetah entered into a definitive agreement under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the Nechalacho property. These zones are not part of the resources which are contemplated to be developed in this technical report, and any direct references to these zones have been omitted from this summary.

  Property Description and Location

The Nechalacho Deposit is situated on the Company's Thor Lake property, located in Canada's Northwest Territories ("NWT"), 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System ("NTS") map sheet 85I/02 at approximately 62°06'30"N and 112°35'30"W (Zone 12, 6,886,500N, 417,000E - NAD83).

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

  Exploration History

The Thor Lake area was first mapped by J. F. Henderson and A. W. Joliffe of the Geological Survey of Canada ("GSC") in 1937 and 1938. According to National Mineral Inventory records of the Mineral Policy Sector, Department of Energy, Mines and Resources, the first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K. D. Hannigan for uranium.

In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T Zone.

In 1976, Highwood Resources Ltd., ("Highwood") in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property and the property was staked in 1976 and 1977. From 1976 to 1979, exploration programs included geological mapping, sampling and trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Nechalacho Deposit (referred to as the "Lake Zone" in the historic reports). This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REE.

Recognizing a large potential resource at Thor Lake, Placer Development Ltd. ("Placer") optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted geophysical surveys on the Nechalacho Deposit. Eighteen holes were drilled in 1980 and 1981. Preliminary metallurgical scoping work was also conducted, but when the mineralization did not prove amenable to conventional metallurgical extractions of tantalum, Placer relinquished its option in April 1982.

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

In August 1986, the property was joint ventured with Hecla Mining Company of Canada Ltd. ("Hecla"). In 1988, earlier holes were re-assayed and 19 more holes were drilled into the Nechalacho Deposit, primarily in the southeast corner, to further test for yttrium and REE. However, in 1990, after completing this and considerable work on the T Zone, including some limited in-fill drilling, extensive metallurgical testing and conducting a marketing study on beryllium, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. ("Conwest") until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd. ("Mountain"), a private company controlled by Royal Oak Mines Ltd. ("Royal Oak"), acquired the 34% controlling interest of Highwood.

In late 1999, the application was withdrawn. Royal Oak's subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Company ("Dynatec"). In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec.

In 2001, Navigator Exploration Corp. ("Navigator") entered into an option agreement with Highwood. Navigator's efforts were focused on conducting additional metallurgical research at a third party geotechnical consultant firm in order to define a process for producing a marketable tantalum concentrate from the Nechalacho Deposit. These efforts produced a metallurgical grade tantalum (Ta)/zirconium (Zr)/niobium (Nb)/yttrium (Y) /REE bulk concentrate. The option was dropped in 2004, however, in view of falling tantalum prices and low tantalum contents in the bulk concentrate.

Beta Minerals Inc. ("Beta") acquired Highwood's interest in the Thor Lake property in November 2002 under a plan of arrangement with Dynatec. No work was conducted at Thor Lake by Beta and in May of 2005 Avalon purchased from Beta a 100% interest and full title, (subject to royalty interests), to the Thor Lake property.

  Geology and Mineralization

The Nechalacho rare metals deposit is hosted by the peralkaline Blachford Lake intrusion, an Aphebian-age ring complex emplaced in Archean-age supracrustal rocks of the Yellowknife Supergroup. The principal rock types in the intrusion are syenites, granites and gabbros and associated pegmatitic phases hosting rare metal mineralization. The key rock units in the vicinity of the mineralization are the Grace Lake Granite, the Thor Lake Syenite and nepheline-sodalite syenite referred to by Avalon as the "Nechalacho Nepheline Syenite". The Grace Lake Granite surrounds the Thor Lake Syenite with the two separated by the enigmatic "Rim Syenite". The host of the Nechalacho Deposit mineralization, the Nechalacho nepheline syenite, is within and below the Thor Lake Syenite, and exposed locally in the northwest part of the Thor Lake Syenite.

Five distinct zones or deposits of rare metal mineralization have been identified as being of potential economic interest: the Nechalacho Deposit and smaller North T, South T, S and R Zones. The Nechalacho Deposit is the largest, containing significant yttrium, tantalum, niobium, gallium and zirconium mineralization. The Nechalacho Deposit is particularly notable for its enrichment in the more valuable HREEs such as europium, terbium and dysprosium, relative to light rare earth elements ("LREEs") such as lanthanum and cerium.

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

There is a gradual increase in HREE from surface to depth within the Nechalacho Deposit with the lowermost sub-horizontal layer, which is also the most laterally continuous, being referred to as the Basal Zone. Accordingly typical proportions of heavy rare earth oxides ("HREO") relative to total rare earth oxides ("TREO") in Upper Zone can be 6% to 10%, but in the Basal Zone averaging over 20% and reaching as high as 50% in individual samples. There is also a tendency for the Basal Zone, which undulates to some extent, to increase in HREO with depth.

The Nechalacho Nepheline Syenite consists of a layered series of increasingly peralkaline rocks with depth. A consistent downward progression is observed from hanging wall sodalite cumulates, through coarse grained to pegmatitic nepheline aegirine syenites which are locally enriched in zirconosilicates, to foayaitic syenite with a broad zone of altered "pseudomorphs-after-eudialyte" cumulates (referred to above as the Basal Zone). This upper sequence is strongly to intensely hydrothermally altered by various sodic and iron-rich fluids. Pre-existing zircon-silicates (eudialyte) are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals. Below the Basal Zone cumulates, mineralization decreases rapidly, but alteration decreases more gradually, with relict primary mineralogy and textures increasingly preserved. Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite. Drilling has not extended beyond this sodalite lithology to date. Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

The part of the Nechalacho Deposit alteration system that is enriched in REEs varies between 80 metres and 190 metres in vertical thickness, with the alteration usually starting from the surface. The whole alteration system is enriched to varying degrees in rare earth elements, zirconium ("Zr"), niobium ("Nb") and tantalum ("Ta"), relative to unaltered syenite, with average values over the whole approximately 200 metres thick alteration package of approximately 0.75% to 1.0% total rare earth oxides.

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

  Exploration

In 2005, Avalon conducted extensive re-sampling of archived Nechalacho Deposit drill core to further assess the yttrium and heavy REE resources on the property. In 2006, TetraTech-WEI (formerly Wardrop Engineering Inc.) ("TetraTech") was retained to conduct a Preliminary Economic Assessment of the Nechalacho Deposit (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201-REP-R0001-03). In 2007, Avalon commenced further drilling of the Nechalacho Deposit. Apart from support of geoscience graduate theses which included mapping of the property, Avalon's exploration activities at the site were confined to drilling.

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

Resource estimates with the effective date of May 3, 2013 included drill results up to August 27, 2012 and the updated resource estimates, completed after the FS, included drill results up to March 2, 2013. See "Nechalacho Project - Mineral Resource Update". There was no drilling done in 2015.

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

After inspection by the geologist at the drill, the boxes are closed with wooden lids and taken to the core logging facility at the camp by snowmobile in the winter and by boat and ATV in the summer. At camp, the boxes are opened by the geologist on outdoor racks. In good weather, logging and other geotechnical measurements are done outside; in poor weather and in winter, core is processed in a heated core shack. Core is initially measured to determine recoveries, and marked incrementally every metre. This marking serves as a guide for magnetic susceptibility, rock quality determinations ("RQD"), and density measurements. Magnetic susceptibility is measured every metre with a hand-held 'KT- 10 magnetic susceptibility meter'. Density is measured every five metres by weighing a section of drill core in air and then weighing by submersing the sample in water and comparing the difference between dry and submersed weight. A typical core sample for density measurement averages 10 centimetres in length. Geotechnical logging, comprising RQD, are performed for each run.

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole. On average, assay samples are two metres long except where, in the geologist's opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20 m thick, even spaced sampling is not considered a significant factor in resource estimation. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well-defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians. All geological, geophysical and geotechnical data was originally entered into a custom designed database, provided and maintained by an external consulting firm.

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

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the "older holes". These did not have internal Quality Assurance/Quality Control ("QA/QC") and were analyzed for a limited set of elements; however, six of the old holes were reassayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario ("Lab 1"), and the secondary laboratory was in Vancouver, British Columbia ("Lab 2"). Samples were shipped to the Lab 1 facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Lab 2 in Vancouver for complete check analysis.

For the 2008 winter and summer programs, the preparation laboratory was a different laboratory in Yellowknife, Northwest Territories ("Lab 3") and the primary analytical laboratory was Lab 2 in Vancouver, British Columbia. A split of every tenth sample reject was sent to a different independent laboratory in Vancouver, British Columbia ("Lab 4") for check analyses. All core was analyzed by Lab 2 using two analytical packages: Group 4A and Group 4B. Lab 4 analyzed the samples with the MS81 method. Lab 2's Group 4A is a whole rock characterization package comprising four separate analytical tests. Lab 2's Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry ("ICP-MS"). This package comprises two separate analyses. For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Lab 2, were shipped to Lab 4, where the samples were analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry ("ICP-AES") for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

Starting with the winter 2009 drilling campaign, all samples were prepared at the a different preparation facility in Yellowknife, Northwest Territories ("Lab 5"), and a subsample shipped and analyzed at Lab 4 in Vancouver, British Columbia by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis (Lab 4 sample method ME-MS81). All samples contained within intercepts above the 1.6% cutoff criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar Lab 4 method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared from the sample reject which, with inserted standards and blanks, was sent to Lab 2 in Vancouver, British Columbia for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested. Values were reported by the laboratories in parts per million ("ppm") and converted to rare earth and rare metal oxides by Avalon geologists.

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

Statistics on QA/QC samples submitted during the period January 2011 to August 2012 are presented below.

QA/QC Samples Submitted From January, 2011 to August, 2012
QC Category	DH Sample Count	QC Sample Count	Ratio of QC Samples to DH Samples
Company Standards	16,914	1,117	1:15
Company Blanks	16,914	453	1:37
Laboratory Duplicates	16,914	2,019	1:8
Field Duplicates	16,914	88	1:192

The following table shows the interlab comparison for the period June 2010 and December 2011.

Laboratory Comparison Results for All Elements (ppm)
Element	No. of Samples	Mean 1 (Lab 4)	Mean 2 (Lab 2)	SD 1 (Lab 4)	SD 2 (Lab 2)	CV 1 (Lab 4)	CV 2 (Lab 2)	RPHD%(1)
La	453	1996.72	1882.70	1153.64	1076.56	0.58	0.57	2.69
Ce	451	4398.52	4184.67	2535.14	2392.85	0.58	0.57	2.24
Pr	453	558.23	518.04	331.16	300.76	0.59	0.58	3.21
Nd	453	2166.97	2069.39	1297.18	1223.40	0.60	0.59	1.97
Sm	453	456.80	422.45	290.66	265.58	0.64	0.63	3.56
Eu	453	52.32	49.91	34.33	32.65	0.66	0.65	2.07
Gd	453	357.29	359.70	257.90	256.03	0.72	0.71	-0.80
Tb	453	48.63	48.37	44.61	43.68	0.92	0.90	0.01
Dy	452	240.93	235.89	258.54	252.82	1.07	1.07	1.05
Ho	453	41.09	38.98	50.96	50.06	1.24	1.28	5.24
Er	453	101.74	96.24	137.84	132.60	1.35	1.38	4.59
Tm	453	13.25	13.25	18.48	18.48	1.39	1.39	-0.44
Yb	453	80.59	81.97	112.45	112.15	1.40	1.37	-3.44
Lu	453	11.37	11.08	15.76	15.32	1.39	1.38	-0.39
Y	453	964.62	914.19	1144.75	1072.82	1.19	1.17	2.22
Zr-ICPMSh	451	16794.83	16441.79	11635.23	11661.55	0.69	0.71	1.51
Zr-XRF	497	22748.89	20472.55	11023.60	9747.00	0.48	0.48	5.16
Nb-ICPMSh	452	2045.91	1937.76	1173.36	1158.36	0.57	0.60	2.82
Nb-XRF	228	3645.18	3169.35	1189.18	994.35	0.33	0.31	7.00
Ta	453	217.29	207.36	169.17	157.83	0.78	0.76	1.45
Hf	453	380.31	369.85	274.54	268.91	0.72	0.73	1.47

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

More recently, subsequent to the May 3, 2013 resource estimate, Avalon added an additional criterion as follows:

If the overall Net Metal Return ("NMR") of the standard is outside the range of +/-10% of the recommended value, then the batch is considered for reanalysis.

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

  Mineral Resource and Mineral Reserve Estimates

Resource Estimate in the Feasibility Study

The mineral resource estimate for the Nechalacho Project presented in the FS based on the block model prepared by Avalon was audited originally by Roscoe Postle Associates Inc. ("RPA") on November 21, 2012. Subsequent to this, Avalon updated the database and re-estimated the resource as of May 3, 2013. The update included correction of some minor assay data entry errors and drill hole locations. The net effect of these changes is considered immaterial as the resource change was less than 1% in most individual parameters. The largest changes were for ZrO2 grade, and the effect was an increase in grade in Measured and Indicated resources of between 0.1% and 3.2% of the overall grade in the various categories.

The resource estimated by Avalon and accepted by RPA that was the basis for the mineral reserves estimate given below (See "Nechalacho Project - Mineral Reserve Estimate") for the Nechalacho deposit is summarized in the table below. The mineral resource is reported at a cut-off value of US$320/t. The effective date of the mineral resource estimate is May 3, 2013. This resource has been subsequently updated as of August 15, 2013 (See "Nechalacho Project - Mineral Reserve Estimate"). The tables of the May 3, 2013 mineral resource have been provided for completeness purposes.

Nechalacho Deposit Mineral Resource Estimate as at May 3, 2013(8)
Category	Zone	Tonnes (million)	TREO (%)	HREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured	Basal	10.86	1.67	0.38	3.23	0.40	0.04
Indicated	Basal	55.81	1.55	0.33	3.01	0.40	0.04
Measured and Indicated	Basal	66.67	1.57	0.34	3.05	0.40	0.04
Inferred	Basal	61.09	1.29	0.25	2.69	0.36	0.03

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at a NMR cut-off value of US$320/t. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

3. An exchange rate of US$1=CAD1.05 was used.

4. Heavy rare earth oxides ("HREO") is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.

5. Total rare earth oxides ("TREO") is HREO plus light rare earth oxides ("LREO"): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.

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

7. ZrO2 refers to zirconium oxide, Nb2O5 refers to niobium oxide and Ta2O5 refers to tantalum oxide.

8. Note references to the Upper Zone have been omitted. Please see section 1.

Mineral Resource Estimate Grades of Individual Rare Earth Oxides and Specific Gravity(8)
Category	Zone	Tonnes (million)	La2O3 (ppm)	Ce2O3 (ppm)	Pr2O3 (ppm)	Nd2O3 (ppm)	Sm2O3 (ppm)	Eu2O3 (ppm)	Gd2O3 (ppm)	Tb2O3 (ppm)
Measured	Basal	10.86	2,629	5,878	745	2,928	652	82	594	91
Indicated	Basal	55.81	2,522	5,605	701	2,761	596	73	529	80
Measured and Indicated	Basal	66.67	2,539	5,649	708	2,788	605	75	539	82
Inferred	Basal	61.09	2,110	4,760	608	2,390	487	60	439	63

Category	Zone	Tonnes (million)	Dy2O3 (ppm)	Ho2O3 (ppm)	Er2O3 (ppm)	Tm2O3 (ppm)	Yb2O3 (ppm)	Lu2O3 (ppm)	Y2O3 (ppm)	SG
Measured	Basal	10.86	471	84	221	29	174	24	2,061	2.85
Indicated	Basal	55.81	413	72	182	24	141	20	1,813	2.88
Measured and Indicated	Basal	66.67	422	74	189	25	147	20	1,853	2.88
Inferred	Basal	61.09	315	55	132	18	106	15	1,327	2.83

1 CIM definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at a NMR cut-off value of US$320/t. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

3. An exchange rate of US$1=CAD1.05 was used.

4. Heavy rare earth oxides ("HREO") is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.

5. Total rare earth oxides ("TREO") is HREO plus light rare earth oxides ("LREO"): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.

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

8. Note references to the Upper Zone have been omitted. Please see section 1.

The cutoff grade was determined using both rare metals and rare earths as they all contribute to the total revenue of the Nechalacho deposit. An economic model was created, using metal prices that were updated from those used in the pre-feasibility study, flotation and hydrometallurgical recoveries, the effects of payable percentages, and any payable Net Smelter Return ("NSR") royalties. The payable percentages of elements (Zr, Nb, Ta) contained within the Enriched Zirconium Concentrate ("EZC") were also included. The net revenue generated by this model is termed the NMR. The mineral resource estimate is based on the minimum NMR value being equal to an operating cost of US$320/t, a break-even cut-off value.

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

The up-dated database and re-estimated resource for the Nechalacho Deposit made by the Company as of May 3, 2013 are based upon detailed core logging, assays and geological interpretation by Avalon geologists and independently audited by RPA. The only change from the November 2012 Update is correction of some minor errors in the database that had no material effect, except to change some numbers in the second decimal place as noted above. The drill holes and their related assays form the basis for the creation of two domains of REE mineralization: an upper LREE-enriched domain ("Upper Zone") and a lower HREE enriched domain ("Basal Zone").

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

Note that references to the Upper Zone have been omitted. Please see section 1.

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

  Initial design based on a 20-year life-of-mine ("LOM") of high grade material.
  Mechanized cut or drift and fill and long hole mining methods with paste backfill.
  Minimum mining thickness of 5 m.
  Extraction ratio of 94.2%.
  Internal dilution of 8.5%.
  External dilution of 5% applied to all stopes.
  Estimated total average dilution for the life of mine of approximately 11%.
  Production rate of 2,000 t/d ore (730,000 t/y).
  Ore bulk density of 2.91 t/m3.

The mineral reserve estimate for the Nechalacho Project shown in the table below has an effective date of May 3, 2013. The figures in the table are rounded to reflect that the numbers are estimates. The conversion of mineral resources to mineral reserves includes technical information that requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon International Limited ("Micon") does not consider them to be material.

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

Micon believes the key assumptions, parameters and methods used to convert mineral resource to mineral reserve are appropriate. To the best of Micon's knowledge there are no known mining, metallurgical, infrastructure, permitting or other relevant factors that may materially affect the mineral reserve estimate.

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

The estimated Measured Mineral Resources in the base case now stand at 12.56 million tonnes averaging 1.71% TREO, 0.38% HREO and 22.5% HREO/TREO. The only change of consequence in methodology from the November 26, 2012 Resource estimate was that the base case cut-off grade, expressed as Net Metallurgical Return ("NMR"), increased from US$320 to US$345 per tonne due to minor changes in estimated operating costs, as per the FS. Work is continuing on optimizing the mine plan to incorporate more of the high grade ore identifiable at higher NMR cut-offs into the early years of production.

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

Nechalacho Deposit Mineral Resources as at August 15, 2013 above a US$345/tonne NMR Cut-Off(11)
Category	Zone	Tonnes (millions)	TREO (%)	HREO (%)	HREO/ TREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Indicated	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
Measured and Indicated	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Inferred	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351

  CIM definitions were followed for Mineral Resources.
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
  The changes in methodology from the November 26, 2012 Resource were the cut-off grade and the interpolation method. The cut-off grade, expressed as Net Metallurgical Return ("NMR"), increased from US$320 to US$345 per tonne. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries, and in the case of Nb, Ta and Zr, off-site processing costs. The revised interpolation method utilized the elevation above the lower contact of the Basal Zone to provide better geologic continuity of the ore zone. The effect on overall tonnage and grade is not material.
  ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
  See the table below for individual rare earth oxide details.
  See the table for Basal Zone tonnes and TREO grades at higher NMR cut-off values.
  Values for HREO/TREO may differ due to rounding.
  Note that references to the Upper Zone have been omitted. Please see section 1.

Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades as at August 15, 2013 above a US$345/tonne NMR Cut-Off(1)
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

  Note that references to the Upper Zone have been omitted. Please see section 1.

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

Geotechnical information for the mine design was based on geotechnical data collection completed in conjunction with Avalon's on-going exploration drill program. The analysis indicated that excavations 15 m wide, 5 m high and 100 m in length will be stable with the proper installation of ground support and mitigation strategies.

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

Processing - Flotation Concentrator

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

Processing - Hydrometallurgical Plant

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

NOTES:

(1) "N" stands for the number of nines purity produced as final product, for example 3 N = 99.9%.

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

Under the Mackenzie Valley Resource Management Act ("MVRMA") and Regulations, the Mackenzie Valley Land and Water Board ("MVLWB") administers land use permits and water licenses. Upon completion of a preliminary screening process, projects deemed to potentially have significant adverse impacts are referred to the Mackenzie Valley Environmental Impact Review Board ("MVEIRB") to initiate an environmental assessment process. The MVRMA allows local and particularly Aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

  Preliminary screening (MVLWB)
  Environmental assessment (MVEIRB)
  Environmental impact review (MVEIRB, if necessary)

Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted. Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take-off and landing ("STOL") airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011. The land use permit for the construction of the airstrip has since been satisfactorily concluded. Current exploration activities at Thor Lake are under a new land use permit issued by the MVLWB on June 23, 2011, that was originally issued for a period of five years beginning on July 5, 2011. However, on July 7, 2016, the MVLWB granted Avalon an extension of this permit to July 4, 2018. On June 19, 2019, a new exploration Land Use Permit was issued, valid until 2023, which also included the extension of the airstrip.

On April 23, 2010, Avalon submitted a land use and water license permit application through the MVLWB, for the mining, flotation processing and hydrometallurgical processing in the NWT. Upon completion of the MVLWB preliminary screening process, the Nechalacho Project was referred to the MVEIRB on June 11, 2010, for environmental assessment.

On May 20, 2011, the Company submitted the Developers Assessment Report ("DAR"), (more commonly referred to as an Environmental and Social Impact Statement). In November, 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference. First Round information requests were received and addressed from November 2011 to May 2012. In mid-August 2012, Avalon participated in the environmental assessment process technical sessions organized by MVEIRB for various regulators and community representatives. Subsequently, Avalon completed and submitted all additional work and undertakings requested by MVEIRB and other regulators for clarification purposes at the technical sessions. Avalon then entered and completed the Second Round Information Requests stage. The environmental assessment process ended with public hearings held on February 18 - 20, 2013 in Yellowknife, NWT and February 22, 2013 in Fort Resolution, NWT. The final Report of Environmental Assessment (the "Report of EA") was released by MVEIRB on July 26, 2013, recommending approval by the responsible Ministers. This approval was received on November 4, 2013. Applications for the necessary construction and operating permits and licences were submitted in December 2013, and were subsequently amended into a two phase permitting process of 1) low impact site preparation activities and; 2) the full construction and operations permits. A Class A Land Use Permit and Class B Water Licence were approved on April 24, 2014 and May 22, 2014 respectively for identified low impact activities including site preparation, early camp erection, portal development and associated infrastructure such as roads, power and water treatment expected to take up to a full year, pending financing. Avalon submitted a $50,000 security payment for the first phase of this activity and completed the site clearing phase of the project. The additional phases may proceed with the filing of additional site security. The permitting process for the full construction and operating permits continued to advance, including public Technical Review Sessions held in Yellowknife July 22-24, 2014. Responses to intervener comments were initiated in 2014; however since these technical review sessions the work on these permits has since been progressing intermittently to conserve resources. Approximately 4-6 months would be required to finalize these permits, once the Company commences the final application process. This would not in any way limit the first year of pre-construction activity as approved under the existing permits, qualified by the filing of identified financial assurance. In 2019,  the Land Use Permit was renewed and is valid until May 21, 2021, and similarly, the Water License was renewed and is valid until May 21, 2021.

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

Work on advancing plans to implement the measures identified above has been well advanced, including engagement with the Company's Aboriginal partners and regulators. As part of its philosophy of open and transparent communications, engagement with Aboriginal partners on the environmental management plans required as part of the permitting process was initiated prior to submission to the regulators, helping to both improve the quality of the plans and facilitate the permitting process. Following the technical review sessions with regulators and the communities of interest, the Company has submitted proposed and updated water quality monitoring programs, wildlife and wildlife habitat protection plans and a wildlife effects monitoring program for which discussions are ongoing. The socio-economic agreement has been put on hold pending finalizing of the project designs. Updates to plans were submitted in late 2014 in response to intervener comments and annual reports are submitted to the government as per the water license requirement.

A copy of all information submitted by the Company can be found on MVEIRB's public registry at www.reviewboard.ca.

Avalon has received a letter from Transport Canada that confirmed that the water bodies located within the tailings management facility ("TMF") are not considered navigable and do not require any additional authorizations from Transport Canada. A section 35(2) fisheries authorization or letters of advice from the Department of Fisheries and Oceans ("DFO") under the Fisheries Act (Canada) may be required, though the ponds within the TMF are not considered as fisheries habitat (do not contain fish). In addition, a response from DFO to the MVEIRB stated that "DFO has not identified any activities or components of the project that require an authorization or permit under the Fisheries Act".

Past exploration activity on the Thor Lake property included underground bulk sampling, drilling and trenching on a separate rare metals resource called the North T deposit. Stockpiles of waste rock from underground development have been progressively reclaimed by Avalon without obligation. Three old construction camp trailers have been sent to Yellowknife for disposal while three remaining trailers have been refurbished for future use by Avalon, and a building is being used to store equipment. There is little surface disturbance from historical exploration activities apart from  miscellaneous buildings, a 60,000 gallon capacity fuel tank farm (empty), a tent camp and a core storage area left on the Thor Lake property. There are no significant environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm was consumed during the 2007 and 2008 exploration programs. The Company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. During 2014, a fire break was constructed around the property and a fire sprinkler system installed on the core storage area as a precaution against forest fires concerns during the year. In 2017 and again in 2019, a site maintenance and cleanup campaign was completed at the exploration camp. Commentary was submitted to the Government of the NWT related to proposed regulatory initiatives with potential to impact the project and the draft caribou management plan on an ongoing basis.

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

NOTES:

(1)  NWT - Costs applicable to the Nechalacho and Pine Point sites in the Northwest Territories.

(2)  LA - Costs applicable to Geismar, Louisiana.

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

Cash Flow Analysis

An assessment of the project has been prepared on the basis of a discounted cash flow model, from which net present value ("NPV"), internal rate of return ("IRR"), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mineral industry as representing the economic value of a project after allowing for the cost of capital invested. A 10% discount rate is commonly used for the base case.

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

The FS estimates that the Nechalacho Project provides a payback of 4.3 years on the undiscounted cash flow, or 6.3 years on the cash flow discounted at 10%/year, leaving a considerable reserve "tail". The cash operating margin is seen to remain positive over the whole Life of Mine period, and is particularly strong in the first four years of full production.

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

Underground Mine

 An initial study was carried out to determine the most appropriate mining method to be used. Particular consideration was given to the mining cost, the undulating floor of the Basal Zone, the changing Basal Zone thickness, and the need to be able to maintain a relatively constant grade of ore. A hybrid mining method consisting of "drift and fill" primary stopes, and "up-hole" bulk mining (uppers for the secondary stopes) was selected and a new mine plan developed accordingly for a 2,000 tonnes of ore per day, 20 year life-of-mine operation.

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

 These results were achieved using a flowsheet without de-sliming ahead of flotation, with no gravity enrichment of final concentrate and with zero recycling of tailings from the four stages of cleaner flotation; all of which will result in a simpler plant to operate. The principal change has been the introduction of a superior reagent suite together with an increase in the flotation mass pull from 18.0% to 21.4%.

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

This flowsheet optimization work for the Hydrometallurgical Plant has resulted in the development of an alkali cracking process to potentially replace the sulphuric acid baking used to treat the flotation concentrate in the FS. Optimization of this flowsheet is nearly completed with the details around reagent recovery and recycling being the only outstanding items. Work here has indicated an 80% reduction in hydrochloric acid ("HCl"), 90% reduction in magnesium oxide and almost 100% reduction in calcium carbonate could be achievable.

The sulphuric acid baking process utilized in the FS resulted in approximately 47% of the HREE contained in the flotation concentrate (as well as the niobium and tantalum) remaining trapped in the Enriched Zirconium Concentrate ("EZC") specialty by-product. The alkali cracking process successfully alters (or "cracks") the zircon in the flotation concentrate which enables the contained HREE (and most of the zirconium) to be released into solution. Total HREE recoveries reporting to the Refinery could now be in excess of 90% of the HREE in the flotation concentrate, as opposed to the approximately 52% recovery contemplated in the FS. In addition, the alkali cracking process would allow for the recovery of zirconium in a form for which there is already established markets.

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

Light rare earth element ("LREE") leach recoveries are also generally improved with the updated flowsheet (with the exception of cerium which becomes oxidized during the cracking process, making it less amenable to the acid leaching).

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

Metallurgical Process Development

 Metallurgical testwork since the FS has been conducted under the direction of the Company's Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh. Recent work has focused on various optimization opportunities within the FS base case flowsheets for the Concentrator and in particular for the Hydrometallurgical Plant.

A further integrated pilot plant campaign has been planned, but will only proceed when funding becomes available. This is designed to fully evaluate process performance particularly with the incorporation of the acid recovery circuit(s) and associated recycle streams and would include all unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate. The total bulk sample of ore required for this pilot plant is approximately eight tonnes. The material is being stored in Yellowknife, until such time as the funding becomes available to proceed with the pilot plant work, presently estimated at approximately $4.0 million. There is no firm timeline for when this work will be carried out.

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

 In fiscal 2016 Avalon conducted metallurgical testwork investigations related to the potential recovery of zirconium and production of marketable quality zirconium basic sulphate ("ZBS") and zirconium oxychloride ("ZOC") products.

Refinery

In early 2014 the Company entered into an agreement which would have had Solvay toll-process the Company's rare earth concentrate into separated and purified rare earth oxides rather than the Company building its own refinery. In early 2016 Avalon and Solvay mutually terminated their refining agreement and left the door open to initiate discussions on an updated refining toll contract when market conditions became favorable for such discussions to take place.

Mineral Reserves

As part of its annual procedures the Company analyzes price trends and factors as they may impact the determination of its mineral reserves. As part of this analysis, the Company has indications that the REE average net price forecast would be now in the US$45/kg - US$55/kg compared to the US$62.91/kg used in the resource estimate. Although most individual REEs are now forecasted to be below those used in the resource estimate, praseodymium and neodymium prices are generally forecasted to be higher than those used in the resource estimate and these have a significant impact on the average price. Furthermore, the exchange rate used in the resource estimate was US$1=CAD$1.05 and current forecasts for the exchange rate are closer to US$1=CAD$1.25. As all of the projected revenue, and less than a third of the projected costs are expected to be denominated in US dollars, this has a significantly beneficial effect on the determination of the mineral reserves. Zirconium prices are also currently in the US$7/kg range compared to the US$3.77/kg used in the mineral estimate. Niobium and Tantalum do not have a significant impact on the resource estimate. Accordingly the Company is of the opinion that its resource estimate is still valid.

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

Interest in rare earth projects outside China (including Avalon's) has resurfaced recently following the US National Defense Authorization Act banning the purchase of rare earths and rare earth magnets from China for the US Department of Defense. Furthermore the ongoing US trade dispute with China has created additional risk for supply chain disruptions of these critical elements.

Rare earth magnets remain vital to many clean technology applications requiring high efficiency, lightweight electric motors and generators. This includes motors for electric vehicles, which can require 5-10kg of rare earth magnets per vehicle. The growing market for electric vehicles, especially in China, has created new demand for these high strength magnets, resulting in rising prices for neodymium and praseodymium.

Current Development and Permitting Plans

In 2018, Avalon reapplied for and received an Exploration and Airstrip Extension Permit which is valid for 5 years. In 2019, Avalon also renewed its early works Land use Permit and Water License, now valid until April 21, 2021 and May 21, 2021 respectively.

Avalon and Cheetah are now in the process of closing the sale. If Cheetah implements additional infrastructure development at site, this could reduce Avalon's future development costs on its own portion of the Project.

Avalon completed a brief geological program in July 2019 at the project on behalf of Cheetah. This work assisted in drill targeting for a drill program planned and completed by Avalon in September-October, 2019 on behalf of Cheetah.

Separation Rapids Lithium Project

(A) Summary of Technical Report

The most recent technical report on the property is entitled "NI 43-101 Technical Report on the Preliminary Economic Assessment for the Production of Petalite Concentrate from the Separation Rapids Lithium Project Kenora, Ontario" dated September 26, 2018, effective August 21, 2018 (the "Technical Report") and prepared by Steven R. Aiken, P.Eng. and Kevin E. Hawton, P.Eng. of Knight Piesold Limited, Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, EurIng, Bruce Pilcher, CEng, FIMMM, FAusIMM(CP) and Jane Spooner, P.Geo, all of Micon, and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101.

In accordance with the regulations under NI 43-101, it is noted that the PEA must be considered preliminary in nature, as it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

The current Technical Report follows an earlier PEA in 2017, also by Micon, which was done to exclusively evaluate the lithium battery materials market opportunity and the economics of producing a lithium hydroxide product from the petalite concentrate. An earlier Pre-feasibility Study ("PFS") completed in 1999 and updated in 2000, also by Micon was based on the original development model of producing a lithium mineral product for glass-ceramics applications and did not consider battery materials as a potential primary product.

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

The Separation Rapids property is located in north-western Ontario, 55 km due north of Kenora and about 79 km by road. It is centred on latitude 50 15' 30" N, longitude 94 35' W (UTM coordinates: 388441E 5568996N in NAD 83, Zone 15N15). The Separation Rapids property consists of seventeen mineral new mineral claims and one mining lease covering a combined area of approximately 3,712 910 hectares ("ha")(9,172 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The claims are referred to as "new" claims as the Ontario government changed the claim system in 2019 with the change having no material effect on Avalon's property. The lease covers an area of 420.39 hectares over the area of the lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure.

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

1.2 Physiography and Climate

The Separation Rapids area is typical of much of northwestern Ontario and the Canadian Shield. The property is relatively flat with an average elevation of approximately 350 masl. Local topographic relief is limited to 50 m or less with typical Precambrian glaciated terrain. The English River system is proximal to all claim groups. The area is located within the Boreal Hardwood Transition or Mixed Boreal Forest. A Species at Risk Act assessment was completed, and no endangered or at-risk species were identified in the area of the proposed Project. The climate is typical of Canada's mid-latitudes with long, cold winters and comparatively short spring-summer-fall periods.

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

The Separation Rapids area is underlain predominantly by a mafic metavolcanic sequence (amphibolite or Avalon's Unit 1), consisting of flows, tuffs, subordinate epiclastic metasediments and rare iron formation horizons and rhyolites. Locally, on the Avalon property itself, the metavolcanic sequence is restricted to amphibolite.

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

1.7 Sample Preparation, Analyses and Security

Surface samples taken in the 1990s were shipped to Chemex Labs Ltd. in Thunder Bay, Ontario for preparation then to Chemex's laboratories in Mississauga, Ontario and Vancouver, British Columbia for subsequent assaying for lithium and a range of other elements. Drill core was logged and split with half of the core being sent for assay and the other half being stored in core boxes on site. Core sample intervals were varied, depending on lithology, to a maximum of 3 m. Split core samples were shipped to XRAL where they were assayed for lithium, rubidium using ICP and AA for rubidium and cesium.

In 2016, Avalon resampled drill core from the 1990s' programs. The objective was to re-assay the core with modern methods and inserted lithium rock standards for comparison to the historic data.

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

In 2016, Avalon completed a program of re-assaying a limited amount of drill core with the insertion of the certified lithium standard. Comparing the 2016 re-assays for Li2O of 42 samples with the 1990's results showed a small positive bias for the 2016 samples at smaller Li2O concentrations and identical mean values for each laboratory. These results confirmed the historic data.

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

  Lepidolite concentrates containing approximately 4.5% Li2O can be produced.

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

The Separation Rapids Lithium Project overall Measured plus Indicated mineral resource is estimated to be 8.41 Mt at a grade of 1.41% Li2O, using a 0.6% Li2O cut-off grade, as summarized in Table 1.1. The Inferred mineral resource is 1.79 Mt at a grade of 1.35% Li2O. The total feldspar content of the mineralized zone is estimated at 43%. The two main mineralogical zones in the deposit, the petalite zone (6a, b, c) and the lepidolite + petalite zone (6d) have been estimated separately and contain combined Measured and Indicated resources of 6.42 Mt grading 1.41% Li2O and 1.99 Mt grading 1.41% Li2O, respectively (Table 1.1). This mineral resource estimate was presented in an Avalon news release on May 23, 2018 and is deemed not to be materially different from the previous estimate dated October, 2016.

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

Notes:

  This resource estimate is valid as of May 23, 2018.
  CIM definitions were followed for Mineral Resources.
  The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (ON).
  The resource estimate is based on Avalon's drilling of 74 previous holes totalling 11,644 m drilled between 1997 and 2017 and a further four holes totalling 1,282 m in 2018.
  Drill data was organised in Maxwell DataShed™ and for estimation purposes was transferred to the Geovia GEMS 6.8 Software, wherein the block model was developed.
  The geological units were modeled as outlined by drill core logs.
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
  Two-metre composites were used, and no capping was necessary.
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

  Lithium recovery to petalite concentrate (PZ) is 65.2% of flotation feed content.

  Mass pull to feldspar concentrate is 82.9% of feldspar flotation feed.

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

1.15.1 Project Approvals and Permitting

A Project Description and comprehensive Environmental Baseline Report of the mine and concentrator site was completed in March, 2007, updated from the July, 1999 draft. The 2007 report included a preliminary environmental impact assessment and, although this was based on a different project development model to that presently envisaged, it is expected that the vast majority of this study work is still valid. Additional environmental baseline information was collected in 2017 to meet the requirements of new regulation and this data validated the results of the 2007 report.

Avalon has an advanced exploration approval based on an approved closure plan is permitted for 15,000 t of material. Exploration permits for additional drilling on site were acquired for drill programs in 2016 and 2017. These programs were successfully completed without any environmental impacts. The present permit allows for nearby future expanded nearby areas of exploration on recently acquired claims. An update of the advanced exploration closure plan was requested by the regulator and was submitted for approval in 2019. This updated plan proposes a significant reduction in financial assurance.

Due to the relatively small scale of the Project and the site being located well away from any federally protected areas, and because the capacity of the mine and concentrator are approximately half the tonnage triggers in the Federal Environmental Assessment Act 2012, permitting under this act does not apply. As such, permitting time lines are significantly reduced.

1.15.2 Environmental Baseline

For the mine and concentrator site, an environmental baseline study program has been conducted, investigating regional and site-specific aspects such as water quality, hydrology, vegetation, wildlife, fisheries, archaeology, and socioeconomics. This information was updated and validated with recent baseline studies  in consultation with the identified communities of interest.

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

  Progressive rehabilitation of benches and associated sediment basis of the coarse rock aggregate storage areas, particularly on the river view sides.

  Breaching and revegetation of all sediment basins associated with the TMF and the mine rock aggregate stockpiles.

  Removal for reuse, salvage or disposal of all machinery and equipment from the crusher, process plant and other ancillary facilities.

  Responsible removal or demolishing of all buildings and site infrastructure.

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

1.15.4 Community and Indigenous Peoples Engagement

Consultation with local First Nations Bands and the public was initiated during the 1999 baseline study. This continued in a reduced manner during the period of inactivity but was again ramped up in 2013. A memorandum of understanding initially signed with the Wabaseemoong Independent Nation (WIN) in 1999 was renewed in 2013. Engagement with the Metis Nation of Ontario has also been initiated.

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

Initial capex requirements are summarized in Table 1.2. All costs are reported as Canadian dollars (CAD). It should be noted that, apart from the feldspar flotation plant in Years 5 and 6, provisions for what might normally be designated as "sustaining capital" are included in the operating costs.

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

Table 1.3
Summary of Operating Costs

Category	Ave. Annual Costs (CAD'000)	CAD/t Milled
Petalite and Lepidolite
Mining and Reclaim	18,181	40.0
Concentrate Production and Shipping	35,826	78.8
General and Administration	1,830	4.0
Total Production Costs CAD	55,837	122.8
Total Production Cost USD	42,951	94.4
Feldspar Production and Trucking
CAD	9,707	87.7
USD	7,467	67.5

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

Figure 1.5
Net Annual Cash Flow (After Tax)

Table 1.4
Key Project Indicators

Item	Units	LOM
Mine Production
Plant feed (Pre Sorter)	t	8,567,928
Waste	t	52,344,381
Total Mined	t	60,912,309

Processing
Mill Feed	t	8,413,705
Lepidolite Concentrate Grade	% Li2O	4.50%
Lepidolite Concentrate Sold	t	218,529
Petalite Concentrate Grade	%Li2O	4.25%
Petalite Concentrate Sold	t	1,322,849
Feldspar Concentrate Sold	t	1,307,500

Exchange Rate	CAD/USD	1.30

Total Sales Revenue	CAD'000	1,745,717

Operating Costs	CAD/t milled	CAD'000
Lithium Concentrate Production	122.77	1,032,979
Feldspar Production	16.79	141,236

Total Operating Costs	139.56	1,174,215

Capital Costs		CAD'000
Construction - Initial Capital		77,671
Feldspar Plant (Yrs 5&6)		13,735

Item	Units	LOM
Total Capital Expenditure	CAD'000	91,406
Working Capital		10,000
Site Closure		7,500

	Pre-tax	After Tax
Net Cash Flow (CAD'000)	472,595	327,758

Net Present Value (at 8% disc. rate)	155,562	102,191

Internal Rate of Return (IRR)	27.1	22.7

Payback Period (after tax, undisc.)	Years	4.4

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

1.19 Adjacent Properties

Although the SRLD is reported to be the largest rare metal pegmatite of the petalite sub-type discovered in Ontario, there are a large number of other rare metal pegmatite occurrences within a few kilometres of the Separation Rapids property. The principal occurrences are the Big Mack Pegmatite, the Southwestern Pegmatite Subgroup which includes the SRLD, Great White North and the Swamp pegmatites, and the Eastern Pegmatite Subgroup which includes Marko's Pegmatite, Lou's Pegmatite and others.

1.20 Interpretation and Conclusions

The PEA suggests that the Separation Rapids Lithium Project can be developed as an economically viable supplier of the lithium minerals petalite and lepidolite into the ceramics and lithium chemical industries for almost 20 years. Production of a third, feldspar concentrate further enhances the Project economics by supplying product into various industrial mineral markets.

The initial capital estimate for the Project is CAD77.7 million with a further CAD10 million required for initial working capital. The addition of the feldspar recovery circuit in Years 5/6 (or potentially sooner if funding is available) requires an additional CAD13.7 million.

Capital costs have been reduced by treating the two different types of lithium mineralization on a campaign basis rather than having two parallel processing plants.

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

Further "mini-pilot" flotation work is recommended to confirm petalite recovery figures from the lepidolite mineralization and to better define the composition of the feldspar product from this material.

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

1.21.2 Budget

The budget prepared by Avalon for the next phase of the Project development for the Separation Rapids Lithium Project is presented in Table 1.5.

Table 1.5

Budget for the Next Phase of the Project

Expense	Amount (CAD'000)
Drilling
Geotech & Hydrology	450
Testwork
Process	350
Water Treatment	50
Engineering
Mine Design	75
Process Plant & Site	175
Studies
Power Supply	50
Market Studies	30
Hydrology	175
Tailings & Waste Rock	120
Environmental Permitting	140
Final Report Compilation	75
Avalon Expenses	30
Total	1,720

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

The Snowbank Pegmatite was discovered in the course of a summer geological mapping and geochemical sampling program on the Paterson Lake claims, following up on other known petalite pegmatite occurrences in the area. The new discovery illustrates how challenging even coarse grained petalite can be to recognize in the field (due to its similar appearance to common feldspar) and how much potential there may be for more discoveries in the Separation Rapids area to extend the life and production capacity for the new operation planned for the main deposit. Next steps will include a first phase drilling program tentatively planned for 2020.

Following the discovery, a preliminary channel sampling program was carried out, focused on the petalite mineralized areas (the results are compiled in the Company's News Release of September 4th, 2018). The main Snowbank Pegmatite zone is up to 9 metres wide, but pinches and swells with some sections bifurcating into two to three smaller parallel dykes from 1 to 3 metres in width, for a combined average width of 6 metres, over the 100 metre long exposure. Individual dykes exhibit classic pegmatite zoning features, with an internal assemblage of coarse petalite, potassium feldspar, albite and quartz, flanked by narrow albitic border and wall zones. Three channel samples collected from the petalite mineralized sections of the main Snowbank Pegmatite zone average 1.40% Li2O, while three other parallel dykes, also sampled, locally host similar mineralization over narrower widths.

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

Avalon's Paterson Lake claims, contiguous with the claims and mining lease hosting the Separation Rapids lithium deposit, host three previously-known pegmatite occurrences: the Glitter, Wolf and Rattler (of which the Glitter is known to contain petalite). These occurrences fall within the same geological structure that hosts Avalon's main Separation Rapids deposit. The new Snowbank Pegmatite is located two kilometres southeast of the Glitter and four kilometres northwest of Separation Rapids, with potential for more petalite pegmatite discoveries along this minimum six kilometre trend.

The next steps for advancing Avalon's knowledge of the Snowbank Pegmatite, along with the nearby Glitter, Wolf and Rattler pegmatite occurrences, are further rock sampling, possibly accompanied by trenching, and finally drilling. Avalon now has multiple drill targets on the western part of the property that would be most easily accessed in winter.

(b) Metallurgical Process Testwork

The new petalite flotation process developed by Avalon in late 2017, that successfully produced a high grade petalite concentrate (4.5% Li2O) with greatly reduced levels of sodium and potassium, has attracted considerable interest from potential customers as there is no comparable product available in the market today. This high purity petalite concentrate (which the Company has branded as "Super Petalite") will be a premium quality material for certain specialty glass applications. The updated PEA has incorporated this flowsheet and product in the business model. Further optimization of the process will be carried out during a final pilot plant program, when feasibility study work commences.

The ability to up-grade the ore using dense medium separation (DMS) technology is being investigated and early results are quite positive when processing the coarse grained material. The testwork has successfully up-graded crushed ore with a head grade of 1.98% Li2O by over 50% to >3% Li2O at a recovery of over 50% and a mass yield of 37%. The balance of the material remains a future feed material for recovering further mineralization.

(c) Lithium Markets

The demand for lithium chemicals, such as lithium carbonate and lithium hydroxide, has been growing rapidly in recent years, driven predominantly by lithium ion rechargeable battery technology now in high demand for electric vehicles and other energy storage applications. Current projections indicate continued growth in lithium demand from the battery sector for the foreseeable future. Because lithium is marketed in different forms, (including lithium minerals used in glass and ceramics) aggregate lithium demand and supply is usually expressed in terms of lithium carbonate equivalent ("LCE").

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

For the purposes of its 2016 PEA, Avalon used a price assumption of US$11,000 per tonne FOB plant for lithium hydroxide consistent with price forecasts developed in mid 2016 by Roskill Information Services. In the June 2018 Review, Benchmark Minerals Intelligence stated that the current price (FOB North America) for lithium hydroxide in May was US$17,250/t, a 58% increase since 2016. Prices in China have fallen in Q2 2018 and are now more in line with prices in the rest of the world, around US15,000 for carbonate. While Spodumene prices (6% Li2O), FOB Australia strengthened to US915/tonne, they have recently fallen just below the US$ 900 level. While petalite prices are not reported, petalite concentrates - with an average 4.5% Li2O content, a petalite concentrate (compared to spodumene at 6%), could attract a price of US$600/tonne, based on lithium content and lack of impurities.

Lithium chemicals are getting most of the attention in the market and the media due to the increased demand projected for lithium ion batteries in electric vehicles. The markets for lithium in high strength glass products are also growing. Many existing and new high strength glass formulations for automotive, aircraft, cell phones, and video displays where durability and light weight are key, require lithium to achieve the desired properties. Petalite as a pure lithium aluminum silicate mineral is the desired lithium product for addition to many glass and ceramics formulations because the alumina and silica are also batch ingredients and the mineral form introduces all three in a pre-mixed form lacking in any undesired impurities. Avalon can offer two grades of petalite product; a standard grade product at 4.2% lithium oxide and a high purity product averaging 4.5% lithium oxide with exceptionally low impurity levels.

Numerous expressions of interest have been received from potential customers for the Company's lithium industrial mineral products and discussions on specific product requirements are ongoing before finalizing off-take commitments. These discussions have helped to estimate the probable market size for the petalite product, allowing the Company to define an appropriate production capacity for the Phase 1 plant for the purposes of the updated PEA. With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company is well-positioned to bring a new supply to the market to serve priority customers, once project financing is in place with potential to increase production as demand grows.

(d) Environmental Assessment and Community Engagement Update

Avalon is committed to developing the Separation Rapids Lithium Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports. These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, creating benefits for local communities and providing full transparency in its social and environmental performance. The Company and the project are well known in the local community.

The Company completed site water, sediment, fish, invertebrate and endangered species studies in June, 2017 and October, 2017 that successfully advanced the validation of the 1999 environmental baseline study. Initial leachate work has validated that the site rock is not acid generating, and additional work on neutralized tailings is ongoing. The original baseline environmental study prepared in 1999 and updated in 2007, required the spring and fall 2017 and summer 2018 data collection to further update this study and align it with recent regulatory changes. A Draft Project Description and Environmental Impact Assessment was produced in 2017. Additional assessment work for the new Tailing Management Area was completed to accommodate the updated PEA. Recent project modifications will not significantly change environmental designs at the mine site, but will significantly reduce to eliminate the permitting and environmental risk from processing facilities at other sites. Preliminary packer testing completed in 2018 indicates the rock around the pit area has low permeability and thus indicates a low risk of water infiltration into the pit.

Permitting has been advanced through a multi-ministry meeting to review the completed Draft Project Description, discuss the provincial permitting process and to obtain regulator input into the project planning and confirm the proposed environmental work program. Separate discussions were held with federal regulators which also included the probable exemption of the project from the Canadian Environmental Assessment Act 2012 ("CEAA"), recently replaced with the Impact Assessment Act,  due to the low environmental impact of the project and the fact that the project does not exceed any of the regulated triggers under the Act.   Similarly, the new Federal Metal and Diamond Mines Effluent Regulation, replacing the Metal Mining Effluent Regulation, will not negatively impact the project, and recent amendments under the Fisheries Act (Canada) should streamline this approvals required under this Act. Ongoing engagement is planned to coincide with the approvals process to review the simpler and lower impact business model of the recent PEA.

The Project is located in the traditional land use area of the Wabaseemoong Independent Nations ("WIN") for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the Project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on Project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on business opportunities and providing training for community members. The Company has also initiated dialogue with the Métis Nation of Ontario which holds Aboriginal rights in the area. Following the completion of the Draft Project Description, positive project review meetings were held with the Wabaseemoong Chief and Council and with the Métis Nation of Ontario at a Valued Components Workshop in order to review the project and obtain guidance and comments on environmental aspects of the project. The staged development approach is also advantageous to Avalon's potential Indigenous partners by providing time to consider opportunities for direct participation in project development and time for individual members to obtain the necessary training for jobs at the site. Engagement is ongoing with local Indigenous communities, regulators, and local government who continue to be supportive of the project. Additional engagement was conducted during the approval process to update the advanced exploration closure plan, during which no concerns were identified.

The development model designed for the PEA results in a smaller environmental footprint, including low GHG emissions and almost non-existent air emissions. There are no anticipated environmental impacts of concern at the project, with the mineral deposit and waste rock being non-toxic and non-acid generating and minimal water discharge being anticipated. Avalon completed the update and validation of its 2007 environmental baseline study and the tailing management system design in the context of the new development model. Avalon is currently working with Hydro One to determine the optimal route to deliver clean hydro-electric power to the site from one of the nearby dams on the English River. The Company is already studying the potential for beneficial new uses of the site as part of its closure strategy, including re-purposing the waste areas for agricultural use such as wild rice habitat.

(e) Future Work

The next step in the Project's development is to proceed with a short pilot program to finalize reagent recycling and water treatment processes, after which a bankable feasibility study will be completed. This work is expected to proceed later in 2019 after off-take agreements are concluded and additional project financing is in place. It is planned to obtain a bulk sample, of the order of 2,500 tonnes, in order to supply large test samples requested by potential industrial customers for large scale testing in their glass or ceramics manufacturing processes. Permitting for quarrying and shipment of this sample is underway and the sample is expected to be extracted at site in early 2020.

Some additional drilling is contemplated to bring more of the Inferred resources into the Measured and Indicated categories. In addition, Avalon continues to explore for new lithium pegmatites, particularly on the western extension of the property, where a number of new petalite occurrences have been identified, but never previously drilled, including the Snowbank and Glitter pegmatites.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company's Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

East Kemptville Tin-Indium Project

(A) Summary of Technical Report

The technical report on the property is entitled "The East Kemptville Tin Production and Site Remediation Project Preliminary Economic Assessment, Nova Scotia, Canada" dated August 30, 2018, effective July 24, 2018 (the "Technical Report") and prepared by Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Dayan Anderson, M.S., MMSA and Jane Spooner, P.Geo, all of Micon, Donald H. Hains, BSc, MBA, P. Geo of Hains Engineering Company Limited, Reid Smith, M.A.Sc. P.Geo. of Stantec Consulting Ltd. and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101.

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

Avalon holds a 100% interest in the property via Special Licence 50462. The area covered by Special Licence 50462 includes the Closure Area represented by the former East Kemptville Tin Mine property, which is currently under the management of Rio Algom Ltd (RAL), the surface rights holder. The Special Licence 50462 issued to Avalon on 24 April, 2015 by the Government of Nova Scotia, is for a term of three years, renewable twice for one year. While Avalon's Special Licence 50462 is active, the Mineral Resources Act provides protection against competing applications to parties with active applications under consideration. As of the date of this report, the Special Licence 50462 has been renewed by the Government of Nova Scotia to February 2, 2020.

1.2 History

Significant, greisen-style tin mineralization was discovered in granitic outcrop in the East Kemptville area, in 1978, by Shell Canada Resources Limited (Shell). Shell initially drilled a total of 136 diamond drill holes for a total of 12,450 m during 1979 and 1980, followed by a further 23 diamond drill holes totalling 1,840 m in the centre of the deposit to test for grade continuity between existing holes. Subsequently, an additional four diamond drill holes totalling 490 m were drilled as part of an underground exploration and bulk sample program conducted between September, 1980 and February, 1981.

The south-central part of the deposit was tested in the underground exploration and bulk sample program by 975 m of drifting during the period from September, 1980 to February, 1981. The ramp access tested an area of approximately 500 m by 350 m to a vertical depth of 50 m. A total of 31,600 t of material was extracted as a bulk sample and four underground diamond drill holes totalling 490 m were drilled for comparative purposes. (RAL, 1983)

In 1982, the East Kemptville Deposit and surrounding claims were purchased from Shell by Riocanex, the Canadian exploration arm of RAL. During 1982 to 1983, RAL conducted a detailed due diligence of Shell's work and drilled a total of 15 drill holes totalling 1,305 m during 1983 in preparation for a feasibility study and production decision also completed in 1983.

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

1.4.1 Avalon 2014 Drilling Program

Avalon completed an in-fill/twin hole program consisting of seven HQ diamond drill holes totalling 986 m in 2014. The purpose of Avalon's 2104 drill program was to investigate mineralization between the Main Zone pit and Baby Pit, referred to as the Southwestern Extension of the Main Zone, and at depth, and to twin some selected historic holes as part of a due diligence program to validate the historical drill results.

In general, the geology and polymetallic Sn + Zn + Cu zones encountered in the drilling are considered to be typical of historic drill results reported by Shell and RAL in the Baby and Southwest Extension Zone Areas. Drilling was successful in confirming the known geology and the mineralization associated with the Southwest Extension of the Main Zone.

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

1.5.2 Avalon 2015 Drilling Program

For the 2015 drill program, the sample treatment at the core logging facility was similar to 2014, with the exception that the samples were shipped to Actlabs' sample preparation facility in either New Brunswick or Ontario, with the New Brunswick facility utilized except in some cases where a backlog had built up in New Brunswick. In the latter case, the samples were shipped direct to the Actlabs laboratory in Ancaster, Ontario.

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

  Survey of drill collar coordinates by a qualified Nova Scotia land surveyor.

  Site visit and inspection of 2014 drilling procedures, core logging, and sampling by Hains Engineering.

  Collection of due diligence ¼-core samples and independent assaying of samples by Hains Engineering.

  Comparison of 2014 drill core assays against assay certificates.

  Comparison of historic drill logs and assay certificates against the historic Excel database used in the resource estimate.

  Verification of historic Rio Algom Limited (RAL) QA/QC data.

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

QA/QC measures employed for the 2014 drill program included the following:

  Insertion of standards and blanks in the main sample batches.

  Assays of coarse duplicates to check sample preparation procedures and laboratory precision.

  Assays of pulp duplicates to laboratory analytical precision.

  Coarse check samples assayed at two separate laboratories to check sample preparation procedures and analytical bias.

  Insertion of certified standard reference materials in check sample assay batches.

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

SGS UK was able to develop a flowsheet for the East Kemptville deposit to produce copper, zinc and tin concentrates. Copper recovery was estimated at 86.4% into a 20.7% grade copper concentrate, zinc recovery was estimated at 84.5% into a 51.4% grade zinc concentrate and tin recovery into a 50.5% Sn concentrate was estimated at 76.8%.

Using the SGS UK test results as a basis, Avalon contracted Met-Solve in Langley, BC (Met-Solve), in 2016, to undertake further flowsheet development testwork to recover tin from East Kemptville mineralization. The testwork program was divided into three phases:

  Phase I: Use of falcon gravity concentrators at 3 different grind sizes (200, 150 and 100 µm) to determine the sample's response to gravity concentration for the recovery of tin.

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

Testwork also showed that tailings from the gravity circuit can be treated through a bulk sulphide flotation process to reduce contained sulphur to approximately 0.05% S, making it a suitable material for capping of the tailings dam.

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

Notes:

  CIM Definition Standards for Mineral Resources, 2014, were followed.
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
  Prior to compositing, the assays were capped at 1% Sn, which corresponds to the 99th percentile of the tin assay data, reducing the length-weighted mean of the tin assays by 9.4%.
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

There has been no change of the mineral resource estimate for the low-grade stockpile since the previous estimate by Hains Engineering with an effective date of 16 November, 2015 (see Table 1.2).

Table 1.2
Low Grade Stockpile Estimated Inferred Mineral Resource

Category	Tonnes (Mt)	Grade (%)
		Sn	Zn	Cu
Inferred	5.87	0.112	0.100	0.61

Notes:

  This estimate is as of 16 November 2015.
  CIM Definition Standards 2014 were followed for mineral resources.
  The independent Qualified Person for this Mineral Resource estimate is Donald Hains, P.Geo., of Hains Engineering.
  Resources were estimated by examination of historical RAL data and Avalon's 2015 sampling of the Low-Grade Stockpile.
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

Avalon's objective is to construct a simple plant with as few unit operations as possible and focused purely on tin recovery. It is acknowledged that this approach will result in a lower than possible metal recovery, but it is believed that the low costs associated with such an approach will out-weigh any drop in recovery.

The PEA is based on the following assumptions derived from the testwork results:

  806,000 t/y of stockpiled mineralized material will be fed to the concentrator at a rate of 100 t/h.
  Target primary grind P80= 80 Microns.
  The tin gravity concentrate grade of 55% Sn and tin recovery to concentrate of ~60%.
  Plant availability of 91.3% for the concentrator (8,000 h/y operating time).
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

Raw water from the Tusket River will supply potable, fire and limited process water requirements. Process water will be recycled to keep make-up water requirements to a minimum. Process water will also be extracted from the 2 existing pits or recycled from the TMF in order to minimize raw water consumption and to also make the pits accessible for mining.

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

A tin price of USD21,038/tonne has been used for the PEA, which is not only the World Bank forecast for 2020, but also is consistent with the LME price for tin during the first quarter of 2018 (USD21,187).

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

The start of operations is not anticipated to be subject to approvals under the Canadian Environmental Assessment Act 2012 (CEAA), recently replaced by the Impact Assessment Act 2019 (IAA), as the mine does not exceed any of the CEAA/IAA triggers, including mine and mill tonnages. The project is not anticipated to have any new impacts to terrestrial, fish or fish habitat, and will not impact any federally designated wildlife conservations areas. The project will be subject to the Nova Scotia Environment Act and associated regulations (including the Environmental Assessment Regulations), via the provincial "One Window" approach to mineral resource development chaired by Nova Scotia Energy and Mines. A Nova Scotia Mineral Lease and Crown Land Transfer will be required followed by an Industrial Approval for operations.

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

Avalon is recognized for its leadership in Indigenous Engagement. It has already reached out to the Mi'kmaq First Nation to make them aware of recent small drill programs and to initiate dialog with them. Avalon has also initiated engagement with the local community.

1.15 Capital and Operating Costs

1.15.1 Capital Cost Estimate

The estimated Project capital requirements are summarized in Table 1.4. All costs are reported as Canadian Dollars (CAD or $) with a base date of first quarter, 2018. It should be noted that, apart from the sulphide removal circuit in Year 5, provisions for what might normally be designated as "sustaining capital" are included in the operating costs.

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

1.15.2 Operating Cost Estimate

A summary of the LOM average annual costs is presented in Table 1.5.

Table 1.5
Summary of Operating Costs

Category	Ave. Annual Costs (CAD'000)	CAD/t Milled	CAD/t Tin	CAD/t Conc.
Stockpile Reclaim & Mining	3,588	4.40	5,076	2,792
Concentrator Processing	6,556	8.04	9,274	5,102
Concentrate Transport	289	0.36	409	225
Remediation & Site Management	848	1.04	1,200	660
General & Administration	340	0.42	480	264
Total Production Costs CAD	11,583	14.25	16,439	9,044
Total Production Cost USD	8,910	10.96	12,646	6,957

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

Before tax, the base case demonstrates an undiscounted payback period of 6.7 years, and an IRR of 15.0%. At an annual discount rate of 8%, the Project has a net present value (NPV8) before tax of CAD17.8 million, and the payback period extends to 9.2 years.

After tax, the base case undiscounted payback period is 8.0 years, leaving a tail of 11 years planned production, and the Project has an IRR of 10.6%. The NPV8 after tax is CAD5.6 million, and the payback period extends to 13.6 years.

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

As disclosed in the Company's news release dated September 17, 2018 the Company received further encouraging results from an ore-sorting testwork program conducted on small samples of East Kemptville tin mineralization. These results provide further encouragement that sensor-based ore-sorting ("SBS") technology can be successfully implemented at East Kemptville to reduce both the capital and operating costs estimated for the 2018 PEA, and to reduce the volume of tailings generated from the proposed operation. This work was conducted by Cronimet Mining Processing SA (Pty) Ltd ("CMPSA"), who is providing technical and metallurgical services to Avalon in relation to the East Kemptville Project. CMPSA has also expressed interest in partnering with Avalon on the development of the project.

As a result of the success of bench-scale ore-sorting testwork, Cronimet requested a larger bulk sample be collected for advanced testwork to confirm the results from the bench-scale work. In January 2019, 40 tonnes of typical Low Grade Stockpile rock was extracted for this purpose and twenty-seven tonnes have been shipped to Cronimet's test facility for a pilot-scale evaluation of SBS technology on the tin mineralization, which testwork is in progress. The remaining sample, comprising thirteen tonnes, will be retained near the site for future testwork.

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

1.17.6 Stockpile Grade

The grade of the material in the stockpile has been estimated by two surface sampling programs and by reviewing historical information, all of which produced similar results, and as a consequence an "inferred" resource has been determined by an external consultant. It is, however, planned to complete a drill program of the stockpile as soon as financing is available, partly to confirm the overall grade, but more importantly to map the internal grade distributions and produce a more representative schedule of feed grades shipped to the processing plant from this source.

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

1.17.11 Environmental Liability

By re-activating the Project, Avalon will be inheriting a number of (currently) long term environmental liabilities. However, by removing the low-grade stockpile, capping the tailings facility and depositing the balance of the tailings along with waste rock into the two pits, Avalon believes a "walk-away" closure strategy has been developed, eliminating these long-term liabilities.

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

  There is an opportunity to run a short pilot campaign to assess and optimize the initial "rougher" tin recovery performance. The purpose of this will be predominantly to fully optimize the grinding and classification circuit as minimizing over-grinding of the cassiterite is a key operating component. The rougher circuit operation will also provide an opportunity to optimize performance and confirm the expectation that a recovery >60% is achievable.

  The potential for using ore-sorting to upgrade the plant feed should be further investigated. This could have significant impacts on capital and/or operating costs either through the use of a smaller, cheaper processing plant or by significantly increasing the tin output through the same plant but over a shorter time frame. The pre-treatment by ore-sorting, of the "very low" grade stockpiles may also generate a suitably graded material to allow plant operations over a longer period.

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

  Securing a final agreement with BHP still needs to be completed but this must be subject to finalizing a mutually beneficial transition arrangement to minimize Avalon's up-front exposure to the existing environmental liability.

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

Micon has reviewed Avalon's budget for the next phase of work on the East Kemptville Project and considers it to be reasonable.

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

Sensor-based ore-sorting ("SBS") is an emerging technology seeing increasing application in the mining industry. It involves the scanning of individual rock particles on a conveyor using various types of available sensor technologies. Depending on the chemical, mineralogical or physical characteristics, the particles of value are individually identified and separated from the "rejects" by applying either a mechanical, hydraulic or, in the case of East Kemptville, a pneumatic process.

The successful application of an ore-sorting process offers a number of potential benefits through the rejection of low or non-mineralized waste rock before it is fed into the processing plant. This can lead to a significant reduction in the size of the plant, along with attendant reductions in both capital and operating costs. It may also allow for the economic processing of low grade feed materials that would otherwise be un-economic to treat and the associated overall higher density waste products increases the capacity of waste management areas. Environmental benefits include lower waste volumes and lower energy and water use.

The recent work was conducted by Cronimet Mining Processing SA (Pty) Ltd ("CMPSA"), who are providing technical and metallurgical services to Avalon in relation to the East Kemptville Project. CMPSA has also expressed interest in partnering with Avalon on the development of the Project.

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

(d) Next Steps

Based on these results, CMPSA has since conducted a detailed sampling campaign on the low grade stockpile, followed by an extensive bulk testwork program using a pilot scale ore sorting plant to test the recovery of valuable minerals. The testwork involved up-grading the ore using ore sorting followed by grinding and tin recovery using various specific gravity based equipment/processes. A concentrate assaying approximately 55% tin was achieved at a recovery of between 45% and 62% (final recovery dependent upon whether or not untested "middlings" products can yield further product). These testwork results are now being utilized to finalize a revised small-scale site re-development model, following which it is contemplated Avalon and Cronimet would enter into a partnership for the joint development of the project. In addition to the Mining Lease and Crown Land Lease transfer, work will be initiated on the Industrial Approval. This will include trade off studies to reduce the cost of sludge disposal and advanced testing and modeling to fine tune the design criteria for the clean tailings cover.

Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company's Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Other Properties and Assets

In addition to the Nechalacho Project, the Separation Rapids Lithium Minerals Project and the East Kemptville Tin-Indium Project the Company owns two other rare metals and minerals projects which are inactive: the Warren Township Calcium Feldspar Project and the Lilypad Lakes Tantalum-Cesium Project. The Company also owns royalty interests in two development projects which are not in production and has entered into a binding LOI with a private United States company to collaborate on an opportunity to extract rare earths from coal mines wastes. The Company continues to look at other new specialty mineral project opportunities that fit the Company's criteria of offering near term revenue potential at low initial capital outlays.

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

While the Warren Township Anorthosite Project remains inactive, the Company continues to monitor the markets for calcium feldspar products, where demand appears to be growing as evidenced by new production from Greenland reported by Hudson Resources Inc.. There is also renewed exploration activity in the Shawmere Anorthosite complex by another company exploring on claims located to the north of the Warren Township Project.

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

Renewed exploration work now planned for summer 2020 will comprise geological mapping and geochemical sampling to better understand cesium distribution, identify new drill targets and to obtain samples suitable for metallurgical testwork. The 2000 and 2001 work program recognized exceptional cesium potential over a broad area on the property with drill intercepts assaying up to 6.205% Cs2O over 1.70 metres in one mineralized dyke known as the Pollucite Dyke.

The Project is located in the traditional territory of the Eabametoong First Nation at Fort Hope. Discussions with the Band leadership have been initiated.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

(i) Critical Accounting Policies

Some of our critical accounting policies are as follows. See Note 3 to the August 31, 2019 consolidated financial statements for a detailed description of our accounting policies.

Exploration and evaluation assets

The Company is in the exploration and development stage with respect to its mineral properties. The exploration and evaluation assets on the Company's consolidated statement of financial position relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and evaluation stage.

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

Exploration and evaluation assets are allocated to cash generating units ("CGUs") for the purpose of assessing such assets for impairment and each project is identified as a separate CGU. A project is tested for impairment when facts and circumstances suggest that the carrying amount of that project may exceed its recoverable amount, and the recoverable amount of the project is estimated. If the recoverable amount of the project is estimated to be less than its carrying amount, the carrying amount of the project is reduced to its recoverable amount, and an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

 Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, the relevant exploration and evaluation asset is assessed for impairment, and any impairment loss is recognized, prior to the balance being reclassified as a development asset in property, plant and equipment ("PPE").

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

Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives at the CGU level to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss, if any. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company's CGUs are typically its significant individual exploration and evaluation assets, development projects or mines. In certain circumstances, when the recoverable amount of an individual asset can be determined, impairment assessment is performed at the individual asset level. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

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

Site Closure and Reclamation Provision

The Company's mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations. Provision for site closure costs is recorded at the time an environmental disturbance occurs, and is measured at the Company's best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured at the end of each reporting period, or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal, constructive or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

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

Critical accounting judgements and estimation uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company's management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

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

(ii) Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the financial results or the financial positions reported in future periods are included in the following notes:

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

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company's exploration and development properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm's length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Site Closure and Reclamation Provision

The Company's accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the site closure and reclamation asset and provision.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company's PPE in the future.

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

A. Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended August 31, 2019, 2018 and 2017, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading "Item 3. Key Information - D. Risk Factors". See "Cautionary Note Regarding Forward-Looking Statements" above.

Year ended August 31, 2019 compared with the year ended August 31, 2018

	2019	2018
Revenue
Interest income	$42,819	$61,777
Management fee	10,204	-
	53,023	61,777

Expenses
Corporate and administrative expenses	2,415,003	2,724,759
Impairment loss on exploration and evaluation assets	639,034	-
General exploration	11,861	17,269
Depreciation	20,617	18,538
Share based compensation	78,844	149,286
Foreign exchange loss	1,435	2,705
Financing transaction costs	177,503	634,912
Increase in fair value of convertible redeemable preferred shares	376,688	535,500
Decrease in fair value of derivative liabilities	(126,951)	(562,216)

	3,594,034	3,520,753

Net Loss before Income Taxes	(3,541,011)	(3,458,976)
Deferred Income Tax Recoveries	154,676	218,232

Net Loss and Total Comprehensive Loss for the year	$(3,386,335)	$(3,240,744)

During the year ended August 31, 2019 ("Fiscal 2019" or the "Year"), the Company's net loss increased by $145,591 from a net loss of $3,240,744 for the year ended August 31, 2018 ("Fiscal 2018") to a net loss of $3,386,335 for Fiscal 2019. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Corporate and administrative expenses

Corporate and Administrative expenses totalled $2,415,003 during Fiscal 2019, an 11% decrease from the amount incurred in Fiscal 2018 ($2,724,759). The main areas of decreased operating expenses for the Year were expenses on public and investor relations, marketing and sales, and insurance.

Expenses on public and investor relations for the Year decreased by $209,201 (54%) to $180,684 compared to $389,885 in Fiscal 2018. The decrease is primarily related to the reduced amount of work provided by consultants with respect to investor relations activities in the US and in Europe. The Company also participated in fewer capital and investment conferences during the Year compared to Fiscal 2018. Investor relations activities were accelerated subsequent to the end of the Quarter, with renewed investor interest in critical minerals that can be sustainably produced. This included participation in a technology-oriented Microcap investment conference in New York in September and other meetings with private investors.

Marketing and sales related expenses for the Year decreased by $55,373 (73%) to $20,346 compared to Fiscal 2018, which primarily related to the decrease in travel for meetings with potential customers. The Company also participated in fewer industry conferences.

Insurance expenses decreased by $35,072 (28%) to $91,751 during Year compared to Fiscal 2018, which primarily related to the reduction in premium for the Company's directors' and officers' liability insurance policy.

Impairment loss on exploration and evaluation assets

The company has abandoned three peripheral exploration licences totalling approximately 2,137 hectares surrounding the East Kemptville Special Licence during Fiscal 2019, accordingly the costs incurred to-date of $639,034 on the mineral claims under these exploration licences have been written off as an impairment loss during the Year.

No properties were abandoned during the Fiscal 2018 and no impairment loss was recognized in Fiscal 2018.

Share based Compensation

Share based compensation decreased to $78,844 for the Year compared to $149,286 for Fiscal 2018. This decrease is primarily related to the decrease in the estimated fair values of options earned during the Year compared to Fiscal 2018.

Financing transaction costs

The Company recognized a financing transaction cost expense of $177,503 during the Year relating to the issuance of the convertible note payable issued on November 30, 2018, and the financing transaction cost expenses of $634,912 recognized in Fiscal 2018 was related to the issuances of 300 B1 Preferred Shares and 150 C1 Preferred Shares in January 2018 and June 2018, respectively.

Increase in fair value of convertible redeemable preferred shares

 The fair value of the A1, B1 and C1 Preferred Shares had been re-measured as at August 31, 2019 and August 31, 2018, which resulted in an increase of $376,688 for Fiscal 2019 compared to an increase of $535,500 for Fiscal 2018.

Increase (Decrease) in fair value of derivative liabilities

The fair values of the Company's outstanding derivative liabilities (which included the warrants denominated in US$ and warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offerings) were re-measured using the Black-Scholes pricing model as at August 31, 2019 and August 31, 2018, which resulted in a decrease of $126,951 for the Year compared to a decrease of $562,216 for Fiscal 2018.

Deferred Income Tax Recoveries

 In Fiscal 2019, the Company has incurred Canadian Exploration Expenditures ("CEE") of $716,342 related to certain flow-through equity financings completed in Fiscal 2018 and Fiscal 2019. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $154,676 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2018, the Company had recognized a deferred income tax recovery of $218,232 resulting from the CEE of $1,658,336 incurred in Fiscal 2018 related to certain flow-through equity financings completed in Fiscal 2017 and Fiscal 2018.

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

During Fiscal 2018, the Company's net loss decreased by $116,577 from a net loss of $3,357,321 for the year ended August 31, 2017 ("Fiscal 2017") to a net loss of $3,240,744 for Fiscal 2018. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Corporate and administrative expenses

Corporate and Administrative expenses totalled $2,724,759 during Fiscal 2018, a 5% decrease from the amount incurred in Fiscal 2017 ($2,877,792). The main areas of decreased operating expenses for Fiscal 2018 were expenses on salaries and benefits and public and investor relations.

Salaries and benefits for Fiscal 2018 decreased by approximately 8% to $1,387,249 compared to $1,509,865 in Fiscal 2017. The decrease in salaries and benefits was primarily related to the reduced staffing levels.

Expenses on public and investor relations for Fiscal 2018 decreased slightly by $40,251 (9%) to $389,885 compared to $430,136 in Fiscal 2017, primarily due to a reduction in the number of investment conferences participated in by the Company in 2018. Investor relations remains a priority due to the ongoing need to attract investment capital but recent efforts have focused more on sophisticated investors and family offices than retail investors due to overall market conditions.

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

No properties were abandoned during Fiscal 2018 and no impairment loss was recognized in Fiscal 2018.

Share based Compensation

Share based compensation decreased to $149,286 for Fiscal 2018 compared to $183,108 for Fiscal 2017. This decrease is primarily related to the decrease in the number of options earned during Fiscal 2018 compared to Fiscal 2017.

Financing transaction costs

 In March 2017, the Company entered into a preferred share purchase agreement (the "Agreement") with an entity managed by the Lind Partners ("Lind") and issued 500 Series A1 Preferred Shares (the "A1 Preferred Shares") at a price of $5,000 per share for gross proceeds of $2,500,000.

 In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the "A1 Warrants").

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

In Fiscal 2018, the Company completed two private placements with Lind and issued 300 Series B1 Preferred Shares (the "B1 Preferred Shares") and 150 Series C1 Preferred Shares (the "C1 Preferred Shares"), both at a price of $5,000 per share for total gross proceeds of $2,250,000. In conjunction with these two private placements, Lind received commitment fees of $112,500, 6,250,000 B1 common share purchase warrants (the "B1 Warrants") and 3,750,000 C1 common share purchase warrants (the "C1 Warrants").

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

Increase (Decrease) in fair value of derivative liabilities

The fair values of the Company's outstanding derivative liabilities (which included the warrants denominated in US$, the A1 Warrants, B1 Warrants and C1 Warrants) were re-measured using the Black-Scholes pricing model as at August 31, 2018 and August 31, 2017, which resulted in a decrease of $562,216 for Fiscal 2018 compared to a decrease of $333,073 for Fiscal 2017.

Deferred Income Tax Recoveries

 In Fiscal 2018, the Company had incurred CEE of $1,658,336 related to certain flow-through equity financings completed in Fiscal 2017 and Fiscal 2018. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $218,232 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2017, the Company had recognized a deferred income tax recovery of $317,468 resulting from the CEE of $2,255,184 incurred in Fiscal 2017 related to certain flow-through equity financings completed in Fiscal 2016 and Fiscal 2017.

B. Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced.

As at August 31, 2019, the Company has current assets of $4,965,281 and current liabilities of $4,321,273. The holder of the Company's convertible redeemable preferred shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $912,500 as at August 31, 2019) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $47,481, the Company's adjusted working capital was $691,489 (calculated by adding back the deferred flow-through share premium of $47,481 to the working capital of $644,008). As the de-recognition of the balance of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted working capital deficit figure provides useful information in assessing the Company's liquidity risk. Substantially all of the Company's cash and cash equivalents are held at a major Canadian chartered bank in cash and short term guaranteed investment certificates bearing an annual interest rate of 1.9%. As at August 31, 2018, the Company had adjusted working capital deficit of $170,908 and cash and cash equivalents on hand of $319,057.

The Company's current operating expenditures, excluding expenditures on resource property work programs, are approximately $260,000 per month. The Company's current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2020,  assuming the requisite financing is in place, are budgeted at approximately $2,700,000 (excluding capitalized salaries and benefits).

The Company believes its present resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until the end of February, 2020. Initiatives to raise additional capital are in progress although there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company's ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. The Company's expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company's resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $24,841 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. As at August 31, 2019, the Company is also required to incur additional CEE of $228,580 (the remaining balance of the required expenditures resulting from the private placement completed in December 2018) by December 31, 2019.

As disclosed earlier under "Significant Acquisitions and Significant Dispositions", subsequent to the Year, the Company has received the final $1.8 million in cash payments from Cheetah.

During Fiscal 2019, the Company completed the following financing transactions:

i) In November 2018, the Company completed a private placement and issued 5,375,000 units at a price of $0.07 per unit for gross proceeds of $376,250 (the "November 2018 Private Placement").

ii) In December 2018, the Company completed a private placement and issued 10,000,000 flow-through common shares at $0.07 per share for gross proceeds of $700,000.

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

The Company has an operating lease for its premises. As at the date of this Annual Report, the minimum lease commitments under these leases are as follows:

Fiscal year ended August 31,	2020	$125,297
	2021	$214,644
	2022	$216,921
	2023	$221,474
	2024	$223,751
	2025 and thereafter	$74,584

C. Research and Development, Patents and Licenses, etc.

Research and development expenditures incurred during Fiscal 2019 and Fiscal 2018 totaled $152,200 and $262,900 respectively.

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

Leading up to the compilation of the PEA for the Separation Rapids Lithium Project extensive testwork was conducted to develop the flotation process for producing concentrates of both petalite and a mixed feldspar. This work included both bench scale and pilot scale work programs. In addition process testwork was conducted with regards to the development of processes to produce both lithium carbonate and lithium hydroxide from the petalite concentrate. Processes to produce both products were developed with further attention then paid to the hydroxide process and production of final hydroxide crystals which meet battery grade specifications. In fiscal 2017, Avalon filed a provisional application (number 62419532) for patent under 37 CFR 1.29 which covers the process of producing lithium hydroxide from petalite with corresponding recycling of sulphuric acid. During fiscal 2018, the Company filed an International Patent Application for this process but has since decided not to finalize this application process.

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

Lithium is not traded on any formally recognized exchange and there are few sources of reliable publicly available price data. Transactions are negotiated directly between seller and buyer and payment terms are rarely reported. According to Benchmark Mineral Intelligence the price for lithium has tripled since early 2015. Their Global Weighted Average price lithium carbonate price shows lithium at US$5,500/tonne in early 2015 and at US$15,000/tonne in July 2018, although this had fallen to near US$10,000/tonne in October 2019. Demand for lithium ion batteries for electric vehicles ("EV"s) is the main driver of increased demand for lithium and the demand for EVs is expected to continue. The impact on future lithium prices will be determined by the actual future demand for EVs and the speed at which new production of lithium that is required to meet the EV demand comes into the market.

Tin prices reported on the LME have dropped from the USD20,000 level in 2017 to between USD16,000 and USD17,000 per tonne in November, 2019. Continued price volatility is expected with ongoing uncertainty on supply out of southeast Asian producing countries notably Myanmar. The World Bank Commodity Price forecast indicates long-term tin prices are still expected to average closer to USD20,000 per tonne due to growth in demand in new technology notably lithium ion batteries.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the Company's exploration and development programs. The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

E. Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As of August 31, 2019, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 years	3-5 years	More than 5 years
Trade payables and other payables	$1,073,792	$1,073,792	$-	$-	$-
Operating Lease	1,156,911	205,537	431,565	445,225	74,584
Convertible note payable	175,000	-	175,000	-	-
Total	$2,405,703	$1,279,329	$606,565	$445,225	$74,584

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company's directors and senior management as of the date of this annual report. The directors (except for Ms. Naomi Johnson) were elected by the Shareholders on February 25, 2019, and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders. Ms. Johnson was appointed to the board by the directors of the Company on September 10, 2019.

Name, Present Position with the Company and Country of Residence	Principal Occupation	Director/Officer Since
Donald S. Bubar Director, Chief Executive Officer and President Ontario, Canada	President and CEO of the Company.	February 17, 1995

Alan Ferry (1) (2) Director Ontario, Canada	Self-employed businessperson since July 2007; Chair, Plateau Energy Metals Inc.; Director, Guyana Goldfields Inc. 1998-2019.	February 24, 2000

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

November 16, 1998

Naomi Johnson (2) Director Ontario, Canada

Vice President of Community Relations, Titan Mining Corporation from April 2018 to January 2019, prior thereto,  Partner and Senior Director, Community Relations, Barrick Gold Corporation, February 2015 to November 2017, prior thereto Director, Community Relations, Barrick Gold Corporation

September 10, 2019

JANE PAGEL(1)(2) Director Ontario, Canada

Self-employed businessperson; Interim President and CEO Sustainable Development Technology Canada June 2014 - June 2015; President and CEO Ontario Clean Water 2010-2014; SVP and Principal Jaques Whitford 2000-2009, acquired by Stantec, Principal 2009-2010.

February 24, 2016

R. James Andersen Chief Financial Officer and Vice President, Finance Ontario, Canada	Chief Financial Officer and Vice President, Finance of the Company since June 2001.	June 11, 2001

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

Mark Wiseman Vice President, Sustainability Ontario, Canada

Vice President, Sustainability of the Company since November 2011; prior thereto, Director Health, Safety and Environment for Xstrata Nickel's Koniambo Project, a division of Xstrata plc (an international mining company, presently Glencore) from 1990 to 2010.

November 7, 2011

NOTES:

(1) Member of the Audit Committee

(2) Member of the Compensation, Governance and Nominating Committee

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

Conflicts of Interest

To the best of the Company's knowledge, and other than as disclosed in this annual report, there are no known existing or potential conflicts of interest between the Company and its directors, officers or promoters, except that certain of the Company's directors, officers and promoters serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The majority of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company's knowledge, no director or executive officer of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the Company's knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Company's securities to affect materially the control of the Company:

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

Legal Proceedings and Regulatory Actions

The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2019 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2019, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2019.

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

Transfer Agent and Registrar

The Company's transfer agent and registrar is TSX Trust Company, with its principal office at 100 Adelaide Street West, Suite 301, Toronto, ON M5H 1S3.

B. Compensation

During the last completed fiscal year of the Company, the Company had five named executive officers ("NEOs"), namely, its Chief Executive Officer ("CEO") and President, Donald Bubar, its Chief Financial Officer ("CFO") and Vice President, Finance, R. James Andersen, its Vice President, Exploration, William Mercer, its former Vice President, Sales and Marketing, Pierre Neatby, and its Vice President, Sustainability, Mark Wiseman.

1) Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee (the "CGN Committee") of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company's stock option plan (the "Stock Option Plan") and any other employee benefits and/or plans and with respect to directors' compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

The CGN Committee currently consists of Alan Ferry (Chair), Jane Pagel and Naomi Johnson, each of whom are independent, pursuant to the rules of the TSX. Each of Mr. Ferry, Ms. Pagel and Ms. Johnson has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. Mr. Ferry is a member of the committee responsible for compensation matters of Plateau Energy Metals Inc., which is a publicly listed mineral exploration company. Ms. Pagel is a self-employed businessperson and chair of the board of directors of BluMetric Environmental Inc., a publically traded company in the fields of water/wastewater treatment and professional environmental services. She served as the Interim President and CEO Sustainable Development Technology Canada from June, 2014 to June, 2015. Prior to that, she was president and CEO of the Ontario Clean Water Agency from 2010 until her retirement in early 2014. Previous industry positions held by Ms. Pagel include Principal Government and Industrial Relations at Stantec; Senior Vice President and Principal at Jacques Whitford; Vice President Government Relations at Philip Services; and president of Zenon Environmental Laboratories. Ms. Johnson is a global CSR executive, international development specialist and a lawyer, lending a diverse and holistic perspective to developing leading-edge approaches to stakeholder risk and impact management across the private, public and not for profit sectors. Most recently Ms. Johnson held the position of Vice President of Community Relations at Titan Mining Corporation. Prior to this she worked for Barrick Gold Corporation from 2008 to 2017. The last position she held at Barrick was that of Partner and Senior Director of Community Relations. She has also worked for HATCH as Regional Practice Lead for the Americas - Social Impact. This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives. Due to the nature of the mineral industry, executive talent has significant mobility and, as a result, competition for experienced executives in the past has been great. The Company's compensation policies are designed to recognize the foregoing. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company's principal corporate objectives.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see "Stock Option Plan"). Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company's management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company's management team other than the CEO being based primarily on the recommendations of the CEO. The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet.

Base salary is the principal component of each executive officer's overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his or her day to day roles and responsibilities. The CGN Committee has typically in the past reviewed the base salary levels and considered the individual performance of the CEO and of each other executive officer and historically has compared executive compensation for other companies operating in the mineral industry.

Recently, however, the overall financial condition of the Company and the overall depressed nature of the junior resource sector in Canada and elsewhere has significantly factored into the setting of the cash remuneration levels of the Company's senior management and, in particular, has resulted in there being no or minimal increases in the cash remuneration of senior management for the calendar years 2014 - 2018, and a reduction in such cash remuneration during the period 2014 - 2017, and deferral of certain salaries as outlined under "Base Salary and Bonus" below. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation has in the past been generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

Annual salary adjustments, if any, have historically been made on a calendar year basis, typically being determined towards the end of each calendar year and made effective January 1 of the following year.

Compensation Risk Management

The CGN Committee evaluates the risks, if any, associated with the Company's compensation policies and practices. Implicit in the mandate of the Board is that the Company's policies and practices respecting compensation, including those applicable to the Named Executive Officers, be designed in a manner which is in the best interests of the Company and its shareholders.

In particular, the Company's executive compensation policies incorporate a balanced compensation program design (see "Compensation Objectives and Structure") and include elements of fixed and variable compensation and short and longer term incentives.

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

The stock option component of the compensation provided by the Company to its executive officers is both "longer term" and "at risk" and, accordingly, is directly linked to the achievement of longer term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officers until a significant period of time has passed and that there are typically deferred vesting provisions attached to each option grant (see "Stock Option Plan" below), the incentive for executive officers to take inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is limited.

The CGN Committee believes that it is unlikely that an executive officer would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions. Due to the size of the Company, the CGN Committee is able to monitor and consider any risks which may be associated with the Company's compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information relating to the Company are reviewed, and which includes senior executive compensation. The CGN Committee has not identified any risks arising from the Company's compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Although the Company has not as yet adopted any specific policies in this regard, in the event that a director or an executive officer purchases financial instruments that are designed to hedge or offset a decrease in the market value of the Company's equity securities granted as compensation or held, directly or indirectly by the director or the executive officer, such purchases must be disclosed in insider reporting filings. To date, no such purchases have been disclosed by any director or executive officer of the Company.

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2019, recommended to the Board and the Board determined that there would be only one salary increase for the Named Executive Officers in 2019. This increase was for Mark Wiseman, VP Sustainability, whose base salary was increased to the same level as the other VPs. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

Effective September 1, 2016, each of the Named Executive Officers agreed to receive 20% of their base salary (25% in the case of Mr. Bubar) in non-cash compensation on an indefinite basis in exchange for additional stock options, being in the case of Mr. Bubar, options to purchase 300,000 common shares of Avalon, in the case of Mr. Andersen, options to purchase 250,000 common shares and in the case of Messrs. Mercer, Wiseman and Neatby, options to purchase 200,000 common shares. All of the foregoing options were granted effective November 8, 2016, had an exercise price of $0.17 per share, have a two year term and expired unexercised on November 7, 2018.

Effective May 1, 2018, Mr. Bubar agreed to defer 100% of his base salary until January 31, 2019 in exchange for 200,000 common share options. These options were granted effective December 1, 2018, at an exercise price of $0.10 per share (the market price on the grant date was $0.06), have a two year term and vested immediately.

Effective September 1, 2018, (October 1, 2018 in the case of Mr. Neatby) the rest of the Named Executive Officers agreed to defer 50% of their base salary until January 31, 2019 in exchange for 100,000 common share options (75,000 in the case of Mr. Neatby). These options were granted effective December 1, 2018, at an exercise price of $0.10 per share (the market price on the grant date was $0.06), have a two year term and vested immediately.

The payment of these base salaries were further deferred in 2019, but all of the base salaries payable have now been paid, with the exception of Mr. Bubar who has approximately half of his deferred salary still to be paid.

Effective November 1, 2019, Mr. Bubar agreed to reduce his annual cash compensation from $300,000 to $250,000 indefinitely.

No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2018.

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company's common shares. Participation in the Stock Option Plan also provides a significant incentive to the participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel. In addition, the CGN Committee is of the view that the Company's compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive. This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options. The number and terms of options previously granted to the Named Executive Officers have been and are expected to continue to be taken into account, as well as the number and terms of options granted by peer group companies in determining whether and in what quantity new option grants should be made in any year. Also, as discussed under "Base Salary and Bonus" above, additional options have been granted to members of senior management in lieu of receipt by them of certain specified cash salary amounts.

The Company's current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and Senior Vice President options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares (the "target allotments"). The foregoing allotments do not include the additional options granted to the Named Executive Officers, as described under "Base Salary and Bonus" above.

The Company typically grants one fifth of an employee's option allotment on an annual basis The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading "Employment Contracts", there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO, but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company and its shareholders, but that may result in the termination of the CEO's employment with the Company.

Stock Option Plan

The Stock Option Plan, approved by shareholders on February 22, 2017, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company's issued and outstanding common shares. Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

The Company maintains the Stock Option Plan in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in share value created for the Company's shareholders.

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

Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants. Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof in equal proportions of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder. Options terminate immediately upon an optionee's employment with the Company being terminated (unless otherwise determined by the Board) or unless such termination is a result of death, disability or retirement, in which case termination occurs 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course). The terms of the Stock Option Plan further provide that the exercise price at which common shares may be issued under the Stock Option Plan cannot be less than the current market price of the common shares when the relevant options are granted.

As at November 20, 2019, 9,896,250 common shares, being 3.0% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

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

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Stock Option Plan must be re-approved by a majority of the relevant issuer's directors and by shareholders every three years after institution of the relevant plan. Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended August 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)(2)	All other compensation ($)(3)	Total compensation ($)
Donald Bubar (4) President and CEO	2019	300,000	Nil	29,010	Nil	Nil	Nil	329,010
	2018	300,000	Nil	15,001	Nil	Nil	1,023	316,024
	2017	300,000	Nil	42,109	Nil	Nil	1,023	343,132
R. James Andersen CFO and Vice President, Finance	2019	240,000	Nil	9,090	Nil	Nil	Nil	249,090
	2018	240,000	Nil	7,052	Nil	Nil	Nil	247,052
	2017	240,000	Nil	28,338	Nil	Nil	Nil	268,338
william mercer Vice President, Exploration	2019	166,400	Nil	2,780	Nil	Nil	Nil	169,180
	2018	166,400	Nil	5,122	Nil	Nil	1,023	172,545
	2017	194,133	Nil	21,949	Nil	Nil	1,023	217,105
Pierre Neatby Former Vice President, Sales and Marketing	2019	206,424	Nil	6,137	Nil	Nil	Nil	212,561
	2018	208,000	Nil	4,704	Nil	Nil	Nil	212,702
	2017	208,000	Nil	21,359	Nil	Nil	Nil	229,359
Mark Wiseman Vice President, Sustainability	2019	187,000	Nil	3,760	Nil	Nil	Nil	190,760
	2018	172,000	Nil	6,044	Nil	Nil	1,023	179,067
	2017	172,000	Nil	23,846	Nil	Nil	Nil	195,846

NOTES:

_________

(1)

These amounts represent the "grant date fair value" of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple "in-the-money" value calculation. In fact, options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part on the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company's financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

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

The annual base salary paid to NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the CGN Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase is in the sole discretion of the Board and the CGN Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward NEOs', employees' and directors' individual performance at the discretion of the Board upon the recommendation of the CGN Committee.

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company's issued capital from time to time. For details of the stock option plan please review the Company's Management Information Circular for the Annual and Special Meeting of Shareholders held February 22, 2017 which is available on the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov.

The stock option plan is administered by the CGN Committee. The process the Company uses to grant option based awards is outlined in the Company's Stock Option Policy that was adopted by the Board on August 30, 2013.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended August 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Donald Bubar Director, President and CEO	150,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	200,000(2)	0.36	Feb29/20	Nil	Nil	Nil	Nil
	150,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	200,000(2)	0.13	Feb28/21	Nil	Nil	Nil	Nil
	200,000(2)	0.18	Feb28/22	Nil	Nil	Nil	Nil
	200,000(2)	0.14	Feb28/23	Nil	Nil	Nil	Nil
	200,000(2)	0.10	Feb28/24	Nil	Nil	Nil	Nil
	500,000(2)	0.08	Jul8/24	Nil	Nil	Nil	Nil
R. James Andersen CFO and Vice President, Finance	125,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	120,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	100,000(3)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	125,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
	120,000(2)	0.12	May31/24	Nil	Nil	Nil	Nil
William Mercer Vice President, Exploration	100,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.22	Nov30/19	Nil	Nil	Nil	Nil
	100,000(3)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	80,000(2)	0.12	Nov30/20	Nil	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.16	Nov30/21	Nil	Nil	Nil	Nil
	80,000(2)	0.12	Nov30/22	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Nov30/23	Nil	Nil	Nil	Nil
Pierre Neatby Former Vice President, Sales and Marketing	Nil	n/a	n/a	Nil	Nil	Nil	Nil
Mark Wiseman Vice President, Sustainability	100,000(4)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.21	Aug06/20	Nil	Nil	Nil	Nil
	80,000(2)	0.17	Aug31/20	Nil	Nil	Nil	Nil
	100,000(3)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.20	Aug31/21	Nil	Nil	Nil	Nil
	80,000(2)	0.14	Aug31/22	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Aug31/23	Nil	Nil	Nil	Nil

____________

(1) In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2019 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2019 was $0.045 per common share.

(2) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(3) These options were 100% vested on the date of grant and have a term of two years.

(4) These options were 100% vested on the date of grant and have a term of five years.

Incentive plan awards - value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

 The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended August 31, 2019:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Donald Bubar Director, President and CEO	Nil	Nil	Nil
R. James Andersen CFO and Vice President, Finance	Nil	Nil	Nil
William Mercer Vice President, Exploration	Nil	Nil	Nil
Pierre Neatby Former Vice President, Sales and Marketing	Nil	Nil	Nil
Mark Wiseman Vice President, Sustainability	Nil	Nil	Nil

 ____________
(1) The value of the options vested during the year for each NEO is based on the closing market price of the Company's common shares on the TSX on the vesting date less the option exercise price.

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

5) Termination and Change of Control Benefits

The Company has entered into employment agreements with each of the NEOs. Employment agreements can be terminated:

a) by the employee by providing a minimum of 30 days' notice to the Company;

b) by the Company by payment of termination benefits that provide for a payment, which in the case of Donald Bubar, President and CEO, and R. James Andersen, CFO and Vice President, Finance, of an amount equal to three years the then current salary for each of Donald Bubar and R. James Andersen, respectively, and, in the case of the other NEOs, equal to twelve months' salary plus one month per year to a maximum of 24 months;

A "change of control" shall be deemed to have occurred when any person, entity or group becomes the beneficial owner of 50.1% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, at which time the severance payment becomes due and payable on closing of the transaction, other than:

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

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company's most recently completed financial year:

Name	Change of Control	Amount ($)
Donald Bubar Director, President and CEO	3x annual salary	1,200,000
R. James Andersen CFO and Vice President, Finance	3x annual salary	900,000
William Mercer Vice President, Exploration	12 months + 1 month per year of employment	455,000
Pierre Neatby Former Vice President, Sales and Marketing	Nil (1)	Nil (1)
Mark Wiseman Vice President, Sustainability	12 months + 1 month per year of employment	433,333

(1) Mr. Neatby left the Company on August 28, 2019.

6) Director Compensation

Directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $10,000 plus a fee of $400 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $3,000 is paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board.

Effective September 1, 2019 the base yearly fee was reduced to $5,000 and the meeting fees and all Chair fees were eliminated.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. During the year ended August 31, 2019, an aggregate of 250,000 options were granted to certain directors to replace options expired during the Year.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

To assist with the Company's cash flow, since July, 2018 the directors have agreed to defer payment of their cash compensation indefinitely.

The Company maintains insurance coverage with respect of directors' and officers' liability which is limited to $20,000,000 per claim and $20,000,000 per policy period. The current policy is for a one-year term and expires on July 20, 2020. The premium paid by the Company in respect of said insurance in fiscal 2019 was $51,163.

The following table sets forth the value of all compensation paid to the directors, excluding Donald Bubar, President and CEO who is paid as an officer and not as a director:

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total ($)
Alan Ferry *	17,000	Nil	4,577	Nil	Nil	Nil	21,577
Brian D. MacEachen *	19,600	Nil	4,577	Nil	Nil	Nil	24,177
Patricia Mohr *(6)	7,400	Nil	Nil	Nil	Nil	Nil	7,400
Naomi Johnson * (7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jane Pagel*	13,200	Nil	Nil	Nil	Nil	Nil	13,200
Kenneth G. Thomas *(6)	6,600	Nil	Nil	Nil	Nil	Nil	6,600

_________________

*Independent and Non-Employee Directors.

(1) The Company does not currently have any share-based award plans.

(2) These amounts represent the "grant date fair value" of options granted to the respective director, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple "in-the-money" value calculation. In fact, options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part on the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company's financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(3)  The Company does not have a non-equity incentive plan.

(4)  The Company does not have any pension plans.

(5)  The Company does not have any other benefit plans for its directors.

(6)  Ms. Mohr and Mr. Thomas ceased to be directors of the Company on February 25, 2019.

(7)  Ms. Johnson became a director of the Company on September 10, 2019.

The Company may grant incentive stock options to directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at August 31, 2019:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Alan Ferry	50,000(5)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	50,000(4)	0.16	Nov30/21
	50,000(4)	0.12	Apr29/23
	50,000(4)	0.10	Feb28/24
	75,000(4)	0.12	May31/24
Brian D. MacEachen	60,000(5)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	50,000(4)	0.16	Nov30/21
	50,000(4)	0.12	Apr18/23
	50,000(4)	0.12	Apr29/23
	50,000(4)	0.10	Feb28/24
	75,000(4)	0.12	May31/24
Naomi Johnson(6)	Nil	n/a	n/a	Nil	Nil	Nil	Nil
Jane Pagel	225,000(3)	0.14	Feb24/21	Nil	Nil	Nil	Nil

____________

(1) For the compensation of Donald Bubar who is a NEO of the Company, see "Incentive Plan Awards" above.

(2) In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2019 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2019 was $0.045 per common share.

(3) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(4) These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(5) These options were 100% vested on the date of grant and have a term of five years.

(6) Ms. Johnson became a director of the Company on September 10, 2019.

Incentive plan awards - value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended August 31, 2019:

Name(1)	Option-based awards - Value vested during the year ($) (2)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Alan Ferry	Nil	Nil	Nil
Brian D. MacEachen	Nil	Nil	Nil
Patricia Mohr(3)	Nil	Nil	Nil
Naomi Johnson(4)	Nil	Nil	Nil
Jane Pagel	Nil	Nil	Nil
Kenneth G. Thomas(3)	Nil	Nil	Nil

_____________

(1) For the compensation of Donald Bubar who is a NEO of the Company, see "Incentive Plan Awards" above.

(2) The value of the options vested during the year for each director is based on the closing market price of the Company's common shares on the TSX on the vesting date less the option exercise price.

(3) Ms. Mohr and Mr. Thomas ceased to be directors of the Company on February 25, 2019.

(4) Ms. Johnson became a director of the Company on September 10, 2019.

C. Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mineral industry. The Board's mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual meeting of shareholders. At the Annual Meeting, held on February 25, 2019, the shareholders elected Messrs. Bubar, Ferry, MacEachen, and Ms. Pagel. Ms. Johnson was elected by the directors on September 10, 2019.

The Board has considered the relationship of each director to the Company and currently considers four of the five directors to be "unrelated" (Mr. Ferry, Mr. MacEachen, Ms. Johnson and Ms. Pagel). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Procedures are in place to allow the Board to function independently. At the present time, the Board has experienced directors that have made a significant contribution to the Company's success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company's business, including the supervision of management, and determining the Company's strategy. Management is responsible for the Company's day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company's business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company's systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company's internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or affecting the Company's operations. Major financings, acquisitions, dispositions and investments are subject to Board approval. The Board adopted a formal mandate for the Board, the Chair of the Board and the CEO. The Board meets quarterly and additionally as required. The Board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Majority Voting Policy

The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board promptly following the shareholders' meeting. The Compensation, Governance and Nominating Committee ("CGN Committee") of the Board will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to accept the resignation, the CGN Committee will consider all factors deemed relevant by members of such committee. The CGN Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered.

Board Effectiveness Assessment

The CGN Committee of the Board has implemented a process for periodically assessing the effectiveness of the Board as a whole, as well as its committees and individual directors. As part of the assessment process, each director receives a comprehensive survey which covers, among other matters, the overall functioning of the Board and each Board committee, including its composition, structure and processes; the management structure and reporting functions; the Company's strategic direction and commitment to sustainability; the Board's operational oversight, the Board's relationship with management; and other relevant aspects of the Board's responsibilities and processes. The completed surveys are then compiled into a report which is provided to the CGN Committee. The CGN Committee reviews the results of the Board surveys and puts forward any recommendations it feels appropriate to address any comments or concerns expressed by directors. The report, along with the recommendations of the CGN Committee, is then presented to the Board for further discussion.

Committees

Audit Committee

The Audit Committee assists the Board in its oversight of the Company's consolidated financial statements and other related public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company's auditors. The Audit Committee reviews the Company's financial statements and related management's discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

The Audit Committee currently consists of three directors (Brian MacEachen (chair), Alan Ferry and Jane Pagel). All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. "Financially literate" means the ability to read and understand statements of financial position, statements of operations and comprehensive loss, statements of shareholders' equity, statements of cash flow and notes to financial statements. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

Mr. MacEachen is a Chartered Professional Accountant with over 20 years of experience in overseeing the financial management of publicly traded companies. He holds a BBA and a CPA designation.

Mr. Ferry is a retired Chartered Financial Analyst with over 25 years of experience as a mining analyst with various investment dealers. He holds a B.Sc. and serves on the board of directors of two publicly traded companies and the audit committee of two publicly traded companies.

Ms. Pagel is a self-employed businessperson and chair of the board of directors of BluMetric Environmental Inc., a publically traded company in the fields of water/wastewater treatment and professional environmental services. She served as the Interim President and CEO Sustainable Development Technology Canada from June, 2014 to June, 2015. Prior to that, she was president and CEO of the Ontario Clean Water Agency from 2010 until her retirement in early 2014. Previous industry positions held by Ms. Pagel include Principal Government and Industrial Relations at Stantec; Senior Vice President and Principal at Jacques Whitford; Vice President Government Relations at Philip Services; and president of Zenon Environmental Laboratories.

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

• appropriate funding for the payment of the auditor's compensation and for any advisors retained by the Audit Committee;

• its relationship with and expectation of the internal auditor;

• its oversight of internal control;

• disclosure of financial and related information; and

• any other matter that the Audit Committee feels is important to its mandate or that which the Board chooses to delegate to it.

Compensation, Governance and Nominating Committee

The CGN Committee is responsible for reviewing the compensation of the Company's directors and officers and making recommendations to the Board with respect thereto.

The CGN Committee of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company's Stock Option Plan and any other employee benefits and/or plans and with respect to directors' compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

The CGN Committee currently consists of Alan Ferry (Chair), Jane Pagel and Naomi Johnson, each of whom are independent. Each of Mr. Ferry, Ms. Pagel and Ms. Johnson has direct and extensive experience in corporate management and compensation issues in either the mineral industry and/or the financial industry. Mr. Ferry is a member of the committee responsible for compensation matters of Plateau Energy Metals Inc., which is a publicly listed mineral exploration company. Ms. Pagel is a self-employed businessperson and chair of the board of directors of BluMetric Environmental Inc., a publically traded company in the fields of water/wastewater treatment and professional environmental services. She served as the Interim President and CEO Sustainable Development Technology Canada from June, 2014 to June, 2015. Prior to that, she was president and CEO of the Ontario Clean Water Agency from 2010 until her retirement in early 2014. Previous industry positions held by Ms. Pagel include Principal Government and Industrial Relations at Stantec; Senior Vice President and Principal at Jacques Whitford; Vice President Government Relations at Philip Services; and president of Zenon Environmental Laboratories. Ms. Johnson is a global CSR executive, international development specialist and a lawyer, lending a diverse and holistic perspective to developing leading-edge approaches to stakeholder risk and impact management across the private, public and not for profit sectors. Most recently Ms. Johnson held the position of Vice President of Community Relations at Titan Mining Corporation. Prior to this she worked for Barrick Gold Corporation from 2008 to 2017. The last position she held at Barrick was that of Partner and Senior Director of Community Relations. She has also worked for HATCH as Regional Practice Lead for the Americas - Social Impact. This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties. This experience relating to executive compensation matters collectively provides members of the Committee with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

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

The CGN Committee currently consists of three directors (Mr. Ferry, Ms. Johnson and Ms. Pagel). All of the members are unrelated directors.

D. Employees

As at August 31, 2019, the Company has 11 employees (August 31, 2018 - 12, August 31, 2017 - 13), all of the employees are located in Ontario.

E. Share Ownership

As of November 20, 2019, the Company had 325,175,548 common shares issued and outstanding. The following table sets forth the share ownership of the individuals referred to in "Compensation" as of November 20, 2019, who were insiders as of that date:

Name of Beneficial Owner	Number of Shares	Percent
R. James Andersen	300,000	0.0
Donald Bubar	6,661,100	2.0
Alan Ferry	225,000	0.0
Naomi Johnson	Nil	0.0
Brian D. MacEachen	340,000	0.0
William Mercer	106,234	0.0
Jane Pagel	34,000	0.0
Mark Wiseman	55,000	0.0

Outstanding Options

The following information, as of November 20, 2019, reflects outstanding options held by the individuals referred to in "Compensation":

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
Donald Bubar	150,000	Nov24/14	0.22	Nov23/19
	200,000	Mar02/15	0.36	Feb29/20
	150,000	Jan12/16	0.12	Jan11/21
	200,000	Mar01/16	0.13	Feb28/22
	200,000	Mar01/17	0.18	Feb28/21
	200,000	Mar01/18	0.14	Feb28/23
	200,000	Mar01/19	0.10	Feb28/24
	500,000	Jul09/19	0.08	Jul8/24
R. James Andersen	125,000	Nov24/14	0.22	Nov23/19
	120,000	Jun01/15	0.30	May31/20
	100,000	Dec01/18	0.10	Nov30/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun01/16	0.25	May31/21
	120,000	Jun01/17	0.15	May31/22
	120,000	Jun01/18	0.11	May31/23
	120,000	Jun01/19	0.12	May31/24
William Mercer	100,000	Nov24/14	0.22	Nov23/19
	80,000	Dec01/14	0.22	Nov30/19
	100,000	Dec01/18	0.10	Nov30/20
	80,000	Dec01/15	0.12	Nov30/20
	100,000	Jan12/16	0.12	Jan11/21
	80,000	Dec01/16	0.16	Nov30/21
	80,000	Dec01/17	0.12	Nov30/22
	80,000	Dec01/18	0.10	Nov30/23
Pierre Neatby(1)	Nil	n/a	n/a	n/a
Mark Wiseman	100,000	Nov24/14	0.22	Nov23/19
	80,000	Aug07/15	0.21	Aug06/20
	80,000	Sep01/15	0.17	Aug31/20
	100,000	Dec01/18	0.10	Nov30/20
	100,000	Jan12/16	0.12	Jan11/21
	80,000	Sep01/16	0.20	Aug31/21
	80,000	Sep01/17	0.14	Aug31/22
	80,000	Sep01/18	0.10	Aug31/23
	80,000	Sep01/19	0.10	Aug31/24
Alan Ferry	50,000	Nov24/14	0.22	Nov23/19
	50,000	Dec01/16	0.16	Nov30/21
	50,000	Apr30/18	0.12	Apr29/23
	50,000	Mar01/19	0.10	Feb28/24
	75,000	Jun01/19	0.12	May31/24
Brian D. MacEachen	60,000	Nov24/14	0.22	Nov23/19
	50,000	Dec01/16	0.16	Nov30/21
	50,000	Apr19/18	0.12	Apr18/23
	50,000	Apr30/18	0.12	Apr29/23
	50,000	Mar01/19	0.10	Feb28/24
	75,000	Jun01/19	0.12	May31/24
Naomi Johnson	225,000	Sep10/19	0.08	Sep09/24
Patricia Mohr	56,250	Apr 17/17	0.16	Feb25/20
Jane Pagel	225,000	Feb25/16	0.14	Feb24/21
Kenneth G. Thomas	50,000	Nov24/14	0.22	Nov23/19

(1) Mr. Neatby left the Company on August 28, 2019.

Outstanding Warrants

The following information, as of November 20, 2019, reflects outstanding share purchase warrants held by the individuals referred to in "Compensation":

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
Donald Bubar	Nil	n/a	n/a	n/a
R. James Andersen	Nil	n/a	n/a	n/a
William Mercer	Nil	n/a	n/a	n/a
Pierre Neatby(1)	Nil	n/a	n/a	n/a
Mark Wiseman	Nil	n/a	n/a	n/a
Alan Ferry	Nil	n/a	n/a	n/a
Brian D. MacEachen	Nil	n/a	n/a	n/a
Naomi Johnson	Nil	n/a	n/a	n/a
Patricia Mohr	Nil	n/a	n/a	n/a
Jane Pagel	Nil	n/a	n/a	n/a
Kenneth G. Thomas	Nil	n/a	n/a	n/a

(1) Mr. Neatby left the Company on August 28, 2019.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company's directors and senior officers, no shareholder is the direct and/or indirect owner of more than five percent (5%) of the Company's common shares, or the owner of more than five percent of the outstanding shares of each class of the Company's voting securities.

Changes in ownership by major shareholders

To the best of the Company's knowledge, there have been no changes in the ownership of the Company's shares by its significant shareholders other than as disclosed herein.

Voting Rights

The Company's major shareholders do not have different voting rights.

Shares Held in the United States

As of November 20, 2019, there were 250 holders of record in the United States holding 46,314,580 of the Company's common shares representing approximately 70% of the total number of shareholders, and approximately 14% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the TSX Trust Company in the City of Toronto, the registrar and transfer agent for our common shares.

Change of Control

As of the date of this annual report, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B. Related Party Transactions

There had been no material trading transactions with related parties during the year ended August 31, 2019 except for the participation of Mr. Donald Bubar in the November 2018 private placement as described below.

In November 2018, the Company completed a private placement and issued 5,375,000 units at a price of $0.07 per unit for gross proceeds of $376,250, of which 1,000,000 units were subscribed by Mr. Bubar. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the "Closing Date"), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

The Company did not make any loans (including guarantees of any kind) to any related parties throughout fiscal 2019 and there were no amounts outstanding due from any related parties as at November 20, 2019. Unpaid directors' fees and salaries owing to the directors and Mr. Bubar totaled $261,300 as at November 20, 2019.

Management transactions

The Company has identified its directors and key members of its senior management team. The compensation costs for key management personnel for the years ended August 31, 2019 and 2018 are as follows:

	2019	2018
Salaries, benefits and directors' fees	$1,551,593	$1,692,551
Share-based compensation (1)	70,992	118,991
	$1,622,585	$1,811,542

(1) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Share-based compensation decreased by $47,999 to $70,992 during Fiscal 2019 compared to Fiscal 2018. This decrease is primarily related to the decrease in the estimated fair value of options earned during Fiscal 2019 compared to Fiscal 2018.

C. Interests of Experts and Counsel

Unless otherwise stated, the technical information set forth herein relating to the Nechalacho Project under the heading "Nechalacho Project", is substantially derived from and in some instances extracted from: (a) the technical report entitled "Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project" dated May 31, 2013, effective April 17, 2013 and prepared by Tudorel Ciuculescu, M.Sc., P.Geo. of RPA, Kevin Hawton, P.Eng. of Knight Piesold Limited, and Bernard Foo, P.Eng., Richard Gowans, P.Eng., Christopher Jacobs, C.Eng., MIMMM, and Jane Spooner, P.Geo., all of Micon, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company's news release dated August 15, 2013 each of which is available for review on the Company's SEDAR profile at www.sedar.com and on the Company's website at www.avalonadvancedmaterials.com, and on the Company's EDGAR profile at www.sec.gov.

Unless otherwise stated, the technical information set forth herein relating to the Separation Rapids Lithium Project under the heading "Separation Rapids Lithium Project", is substantially derived from and in some instances extracted from the technical report entitled "NI 43-101 Technical Report on the Preliminary Economic Assessment for the Production of Petalite Concentrate from the Separation Rapids Lithium Project Kenora, Ontario" dated September 26, 2018, effective August 21, 2018, and prepared by Steven R. Aiken, P.Eng. and Kevin E. Hawton, P.Eng. of Knight Piesold Limited, Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, EurIng, Bruce Pilcher, CEng, FIMMM, FAusIMM(CP) and Jane Spooner, P.Geo, all of Micon, and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company's news release dated August 21, 2018 each of which is available for review on the Company's SEDAR profile at www.sedar.com and on the Company's website at www.avalonadvancedmaterials.com, and on the Company's EDGAR profile at www.sec.gov.

Unless otherwise stated, the technical information set forth herein relating to the East Kemptville Tin-Indium Project under the heading "East Kemptville Tin-Indium Project", is substantially derived from and in some instances extracted from the technical report entitled "The East Kemptville Tin Production and Site Remediation Project Preliminary Economic Assessment, Nova Scotia, Canada" dated August 30, 2018, effective July 24, 2018 and prepared by Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Dayan Anderson, M.S., MMSA and Jane Spooner, P.Geo, all of Micon, Donald H. Hains, BSc, MBA, P. Geo of Hains Engineering Company Limited, Reid Smith, M.A.Sc. P.Geo. of Stantec Consulting Ltd. and William Mercer, Ph.D., P.Geo, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company's news release dated July 24, 2018 each of which is available for review on the Company's SEDAR profile at www.sedar.com and on the Company's website at www.avalonadvancedmaterials.com, and on the Company's EDGAR profile at www.sec.gov.

Dr. William Mercer, P.Geo., Vice President, Exploration of the Company, David Marsh, Senior Vice President, Metallurgy and Technology Development of the Company, and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company, are the qualified persons who prepared or supervised the preparation of, or reviewed and approved, as applicable, the technical information (including the technical information relating to mineral processing and metallurgy) contained under the headings "Nechalacho Project" and "Separation Rapids Lithium Project" and Mr. Mercer also reviewed and approved the technical information contained in "Other Properties and Assets".

Other than 6,661,100 common shares of the Company held by Mr. Bubar, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Nechalacho Project" and "Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Ernst & Young LLP, Chartered Professional Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2019. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

• Report of Independent Registered Public Accounting Firm;

• Consolidated Statements of Financial Position as at August 31, 2019, and August 31, 2018;

• Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2019, 2018 and 2017;

• Notes to Financial Statements for the years ended August 31, 2019, 2018 and 2017.

Legal Proceedings

The Company is not involved in any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or had in the recent past, significant effects on the Company's financial position or profitability, including governmental proceedings pending or known to be contemplated.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The common shares of Avalon are listed on the TSX under the symbol "AVL" and trade on the OTCQB® Venture Market under the symbol "AVLNF" and the Frankfurt Stock Exchange under the symbol "OU5".

B. Plan of Distribution

Not Applicable.

C. Markets

Common Shares

Avalon's common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol "AVL", prior to which they were listed on the TSX Venture Exchange under the same trading symbol. Effective November 22, 2018, the Company's common shares are traded on the OTCQB Venture Market in the United States under the symbol "AVLNF", prior thereto they were traded on the OTCQX Best Market commencing on December 18, 2015, under the same trading symbol. The Company's common shares were listed on the NYSE American in the United States also under the trading symbol "AVL" from December 22, 2010 until December 17, 2015. The Company's common shares are also traded on the Frankfurt Stock Exchange in Germany under the symbol "OU5".

The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2019
November (1)	0.060	0.045	4,045,232
October	0.065	0.040	9,156,123
September	0.060	0.045	8,290,476
August	0.075	0.045	12,416,800
July	0.085	0.055	10,447,662
June	0.135	0.075	30,329,855
May	0.170	0.045	57,672,152
April	0.060	0.045	5,357,984
March	0.055	0.045	5,163,055
February	0.060	0.050	4,234,721
January	0.060	0.050	4,514,065
2018
December	0.070	0.050	5,528,691
November	0.080	0.050	6,267,119
October	0.075	0.060	5,611,591
September	0.090	0.065	4,683,248
Note: (1) November 1, 2019 through November 20, 2019.

The following table sets out the range of the market price and trading volumes of the common shares on the OTCQB/OTCQX for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2019
November (1)	0.052	0.033	562,172
October	0.052	0.026	2,624,989
September	0.048	0.030	2,465,051
August	0.061	0.035	2,641,732
July	0.066	0.039	3,566,016
June	0.100	0.056	7,363,734
May	0.125	0.032	9,447,411
April	0.043	0.032	1,257,190
March	0.045	0.029	2,778,625
February	0.050	0.032	849,841
January	0.049	0.035	1,612,558
2018
December	0.054	0.033	2,293,917
November	0.058	0.036	1,584,459
October	0.062	0.044	1,323,449
September	0.069	0.049	1,112,468
Note: (1) November 1, 2019 through November 20, 2019.

Prior Sales

As of November 20, 2019, the only securities that the Company has outstanding that are not listed or quoted on a marketplace are: 55 Series B1 Preferred Shares, 40 Series C1 Preferred Shares, 9,896,250 stock options granted under the Company's Stock Option Plan, 33,799,013 warrants issued to various stakeholders and 132,000 brokers' compensation warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers' compensation warrants issued during the most recently completed financial year.

The Stock Option Plan provides for the issuance of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of options available to be granted under the Stock Option Plan 12,356,842 as of September 1, 2018 and 22,068,994 as of August 31, 2019.

There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2019.

Stock Options

The following table sets out the stock options granted during the fiscal year ended August 31, 2019.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2018	August 31, 2023	100,000	$0.10
December 1, 2018	November 30, 2023	90,000	$0.10
December 1, 2018	November 30, 2020	975,000	$0.10
March 1, 2019	February 28, 2024	440,000	$0.10
March 1, 2019	February 28, 2021	100,000	$0.10
April 10, 2019	April 9, 2021	150,000	$0.10
June 1, 2019	May 31, 2024	540,000	$0.12
June 1, 2019	May 31, 2021	125,000	$0.12
July 9, 2019	July 8, 2024	500,000	$0.08

Warrants

The following table sets out the warrants issued during the fiscal year ended August 31, 2019.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
November 23, 2018(1)	November 23, 2020(2)	2,687,500	$0.120

Note:

(1) Issued pursuant to the November 2018 Private Placement completed on November 23, 2018

(2) Or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after November 23, 2018, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

Brokers' Compensation Warrants

The Company did not issue any brokers' compensation warrants during the fiscal year ended August 31, 2019.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

Additional information relating to the Company can be found under the Company's profile on the SEDAR website at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for its most recently completed financial year.

A. Share Capital

Avalon's authorized share structure consists of an unlimited number of common shares, of which 314,652,449 common shares were outstanding as at August 31, 2019 and 25,000,000 preferred shares, of which 85 Series B1 Preferred Shares and 60 Series C1 Preferred Shares were outstanding as at August 31, 2019. As of November 20, 2019, Avalon had 325,175,548 common shares issued and outstanding, 55 Series B1 Preferred Shares and 40 Series C1 Preferred Shares issued and outstanding.

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

Series A1 Preferred Shares

The holder of the Series Al Preferred Shares (the "Holder") then outstanding shall not be entitled to receive any dividend on Series Al Preferred Shares. The Holder may not transfer, sell or trade the Series Al Preferred Shares. The Series Al Preferred Shares redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on March 10, 2019, to a cap of $6,750 per share. The Holder may convert the Series Al Preferred Shares into common shares from time to time at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given. The Holder is entitled to certain adjustments if there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company. In certain circumstances, the Holder is entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events (the "Redemption Events"). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. The Company has the right to redeem all of the outstanding Series A1 Preferred Shares at any time at a 5% premium to the redemption value. The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Series A1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

Series B1 Preferred Shares

The holder of the Series Bl Preferred Shares (the "B1 Holder") then outstanding shall not be entitled to receive any dividend on Series Bl Preferred Shares. The B1 Holder may not transfer, sell or trade the Series Bl Preferred Shares. The Series Bl Preferred Shares redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on January 15, 2020 to a cap of $6,750 per share. The B1 Holder may convert the Series Bl Preferred Shares into common shares from time to time at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given. The B1 Holder is entitled to certain adjustments if there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company. In certain circumstances, the B1 Holder is entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events (the "Redemption Events"). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. The Company has the right to redeem all of the outstanding Series B1 Preferred Shares at any time at a 5% premium to the redemption value. The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Series B1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

Series C1 Preferred Shares

The holder of the Series Cl Preferred Shares (the "C1 Holder") then outstanding shall not be entitled to receive any dividend on Series Cl Preferred Shares. The Cl Holder may not transfer, sell or trade the Series Cl Preferred Shares. The Series Cl Preferred Shares redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on June 29, 2020, to a cap of $6,750 per share. The Cl Holder may convert the Series Cl Preferred Shares into common shares from time to time at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given. The Cl Holder is entitled to certain adjustments if there shall occur any reorganization, recapitalization, reclassification, consolidation, arrangement, subdivision, amalgamation or merger involving the Company. In certain circumstances, the C1 Holder is entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events (the "Redemption Events"). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. The Company has the right to redeem all of the outstanding Series Cl Preferred Shares at any time at a 5% premium to the redemption value. The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Series Cl Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

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

Shareholders

An annual general meeting is held once in every calendar year at such time and place as may be determined by the directors. A quorum for the transaction of business at any meeting of shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Company carrying voting rights at the meeting of shareholders. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls."

In accordance with the laws of Canada, directors shall be elected annually by an "ordinary resolution" which means a resolution passed by the shareholders of the Company at an annual meeting by a simple majority of the votes cast in person or by proxy. A director's term of office shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

Under the laws of the Canada Business Corporations Act and the Securities Act (Ontario) certain items such as an amendment to the Company's articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

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

C. Material Contracts

In fiscal 2019, the Company and a private Australian company, Cheetah Resources Pty Ltd. ("Cheetah"), entered into a definitive agreement (the "Agreement"), under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty and will continue to have access to the property for exploration, development and mining purposes. Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity. The Agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty. Advance payments totalling $3.2 million had been received by August 31, 2019 and the balance of $1.8 million was received subsequent to August 31, 2019. A brief field program and a drill program managed by Avalon in the summer and fall 2019 were conducted on behalf of Cheetah. The Company and Cheetah are currently working on the execution of a co-ownership agreement which will define and guide the parties' activities on the property.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the issuer's securities, except as discussed below under "Item 10. Additional Information, E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

A U.S. Holder will be liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder, if that U.S. Holder is the beneficial owner of the dividend and is eligible for benefits under the Treaty. Where applicable, the general rate of withholding tax under the Treaty is reduced to 15% of the gross amount of the dividend, but if the U.S. Holder is a company that beneficially owns at least 10% of the voting stock of the Company, the rate of withholding tax is reduced to 5% for dividends. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

A U.S. Holder generally will not be subject to income tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes "taxable Canadian property" of the U.S. Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided that the common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at "arm's length" for the purposes of the Tax Act, partnerships in which the U.S. Holder or a person with whom the U.S. Holder did not deal at arm's length held a membership interest directly or indirectly through one or more partnerships, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the "Code", Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the "Canada-U.S. Tax Convention", and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) a person required to accelerate the recognition of an item of income with respect to the common shares as a result of such income being recognized on an applicable financial statement; or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code, or a "PFIC", as defined further below, for any year during a U.S. Holder's holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a "Subsidiary PFIC", and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended August 31, 2019, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code, or a "QEF Election", or a mark-to-market election under Section 1296 of the Code, or a "Mark-to-Market Election". A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in its common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for its common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be "marketable stock" if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the common shares are readily tradeable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special Rules apply to PFICs. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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

The Company is not exposed to any significant credit risk as at August 31, 2019. The Company's cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers' acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company's receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk. The Company's financial assets that are exposed to credit risk are as follows:

	August 31, 2019	August 31, 2018

Cash and cash equivalents held at major financial institutions	$1,881,841	$319,057
Other receivables	337,573	168,672

(b) Liquidity risk

 Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company's normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

The Company had cash and cash equivalents at August 31, 2019 in the amount of $1,881,841 (2018 - $319,057) in order to meet short-term business requirements. At August 31, 2019, the Company had adjusted current liabilities of $4,273,792 (calculated by excluding the deferred flow-through share premium of $47,481 from the total current liabilities of $4,321,273) (2018 - $796,152). As the de-recognition of the balances of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted current liabilities figure provides useful information in assessing the Company's liquidity. Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. As disclosed in Note 11 of the accompanying financial statements, the holder of the B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $912,500 as at August 31, 2019) upon the occurrence of certain Redemption Events.

(c) Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

Considering the Company's budget expenditures for the next twelve months and its current cash and cash equivalents of $1,881,841 as at August 31, 2019, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company's net loss over a twelve month period.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company's functional currency is the Canadian dollar. The majority of the Company's purchases are transacted in Canadian dollars. Other than the US$ Warrants, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2019 and August 31, 2018.

The Company's anticipated on-going expenditures to be transacted in U.S. dollars for the next twelve month period are approximately US$200,000. If the Canadian dollar weakens (or strengthens) 5% against the U.S. dollar with other variables held constant, it would not have any significant effect on the Company's expenditures over a twelve month period.

(d) Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to other price risk with respect to its financial instruments.

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company's ability to raise equity financing for its long term working capital requirements.

Item 12. Description of Securities Other than Equity Securities

A. to C.

Not Applicable.

D. American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

None.

E. Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Company's CEO and the Company's CFO of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of August 31, 2019. Based on their evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Management's Annual Report on Internal Control Over Financial Reporting

The Company's management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company's management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as at August 31, 2019. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework ("COSO 2013 Framework") issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at August 31, 2019, and management's assessment did not identify any material weaknesses.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which permits the Company to provide only management's report in this Annual Report. The Dodd-Frank Act permits a "non-accelerated filer" to provide only management's report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer's registered public accounting firm regarding management's report on internal control over financial reporting.

D. Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no changes in our internal control over financial reporting or in other factors during Fiscal 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Brian MacEachen, Mr. Alan Ferry and Ms. Jane Pagel are qualified as Audit Committee Financial Experts and all members are independent as determined by the rules set forth in the NYSE American Company Guide.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Business Code") and requires its directors, officers, employees and consultants to maintain the highest level of integrity in their dealings with each other and with the Company's shareholders, business partners, prospective investors and other stakeholders. This Business Code is intended to document some of the specific principles of conduct and ethics which will be followed by our directors, officers and employees in the performance of their responsibilities with respect to the Company's business. It is intended to:

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

Our directors have committed that they will comply at all times with the principles set forth in this Business Code and they expect each of our officers and employees to do likewise. The Company has posted the Business Code on its website at www.avalonadvancedmaterials.com. There were no amendments to or waivers granted from any provision of the Business Code during the fiscal year ended August 31, 2019.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended August 31, 2019, 2018 and 2017 was Ernst & Young LLP, Chartered Professional Accountants.

 The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company's external auditors for professional services:

Reporting Period	Auditor	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2019	Ernst & Young LLP	$65,000	$Nil	$Nil	$Nil
August 31, 2018	Ernst & Young LLP	$70,000	$Nil	$Nil	$Nil

Notes:

(1) "Audit Fees" include the aggregate professional fees billed by the Company's auditor for the audit of the annual financial statements and other regulatory audits and filings.

(2) "Audit-Related Fees" include professional fees billed by the Company's auditor related to assurances and related services related to the performance of the audit or review (including interim reviews) of financial statements not included in "Audit Fees".

(3) "Tax Fees" include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) "All Other Fees" include the aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2019. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrants Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB. The Consolidated Financial Statements and Notes appear on Pages F-1 through F-45 of this Annual Report, are incorporated herein by reference, and include the following:

● Report of Independent Registered Public Accounting Firm;

● Consolidated Statements of Financial Position as at August 31, 2019, and August 31, 2018;

● Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2019, 2018 and 2017; and

● Notes to Financial Statements for the years ended August 31, 2019, 2018 and 2017.

Item 19. Exhibits

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 - F-45

Exhibits

Number	Name
1.1	Articles of Continuance of Avalon Advanced Materials Inc.(1)
1.2	By-law #1 of Avalon Advanced Materials Inc.(2)
1.3	Articles of Amendment of Avalon Advanced Materials Inc. (3)
1.4	By-law #2 of Avalon Advanced Materials Inc. (3)
1.5	Articles of Amendment of Avalon Advanced Materials Inc. (4)
1.6	Articles of Amendment of Avalon Advanced Materials Inc. (5)
1.7	Articles of Amendment of Avalon Advanced Materials Inc. (6)
4.1	Mining lease #3178 dated July 6, 2006(7)
4.2	Mining lease #3179 dated July 6, 2006(7)
4.3	Mining lease #3265 dated April 28, 2008(7)
4.4	Mining lease #3266 dated April 28, 2008(7)
4.5	Mining lease #3267 dated April 28, 2008(7)
4.6	Mining lease #108395 dated November 16, 2009(8)
4.7	Sale Agreement with Cheetah Resources Pty Ltd(9)
4.8	Stock Option Plan(10)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis of Financial Statements for the year ended August 31, 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference from the Company's Form 6-K filed with the SEC on February 14, 2011

(2) Incorporated by reference from the Company's Form 6-K filed with the SEC on February 15, 2011

(3) Incorporated by reference from the Company's Form 6-K filed with the SEC on February 26, 2016

(4) Incorporated by reference from the Company's Form 6-K filed with the SEC on March 17, 2017

(5) Incorporated by reference from the Company's Form 6-K filed with the SEC on January 16, 2018

(6) Incorporated by reference from the Company's Form 6-K filed with the SEC on July 3, 2018

(7) Incorporated by reference from the Company's Form 20-F filed with the SEC on December 1, 2014

(8) Incorporated by reference from the Company's Form 20-F filed with the SEC on November 29, 2016

(9) Incorporated by reference from the Company's Form 6-K filed with the SEC on July 3, 2019

(10) Incorporated by reference from the Company's Form 6-K filed with the SEC on January 19, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVALON ADVANCED MATERIALS INC.

Dated: November 29, 2019	(signed) "R. James Andersen"
R. James Andersen
Vice President, Finance and Chief Financial Officer

Consolidated Financial Statements

For the years ended

August 31, 2019, 2018 and 2017

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR").

The Company's management assessed the effectiveness of the Company's ICFR as at August 31, 2019. The Company's management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) framework to evaluate the effectiveness of the Company's ICFR. Based on management's assessment, the Company's internal control over financial reporting is effective as of August 31, 2019.

As at August 31, 2019, the Company is not required under the Exchange Act to obtain an audit on its ICFR under Section 404(b) of Sarbanes-Oxley Act of 2002. Accordingly, the Company's auditor, Ernst and Young LLP, Independent Registered Public Accounting Firm, has not performed an audit on the effectiveness of the Company's ICFR as at August 31, 2019 and has not issued an attestation report on management's assessment of the Company's ICFR.

"Donald S. Bubar"

President and CEO

"R. James Andersen"

CFO and Vice President Finance

Toronto, Ontario

November 29, 2019

Avalon Advanced Materials Inc.	Page F-1

EY 100 Adelaide St W Toronto, ON M5J 0B3 Canada	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com/ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avalon Advanced Materials Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Avalon Advanced Materials Inc. (the “Company”) as of August 31, 2019 and 2018 the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended August 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended August 31, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has incurred losses in the current and prior years and there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms in order to finance its planned activities and has stated that these conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. Managements evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company‘s auditor since 2017.

Toronto, Canada
November 29, 2019

A member firm of Ernst & Young Global Limited

Avalon Advanced Materials Inc.	Page F-2

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)

As at August 31, 2019 and August 31, 2018

	2019	2018

Assets

Current Assets
Cash and cash equivalents (note 5)	$1,881,841	$319,057
Other receivables	337,573	168,672
Prepaid expenses and deposits	140,720	137,515
Asset held for sale (note 6)	2,605,147	-
	4,965,281	625,244

Non-Current Assets
Exploration and evaluation assets (note 7)	17,065,203	16,874,234
Property, plant and equipment (note 8)	101,981,838	104,432,710
	119,047,041	121,306,944

	$124,012,322	$121,932,188

Liabilities

Current Liabilities
Accounts payable	$151,318	$387,451
Accrued liabilities	922,474	408,701
Deferred flow-through share premium (note 9)	47,481	52,157
Deferred asset sale proceeds (note 8a)	3,200,000	-
	4,321,273	848,309

Non-Current Liabilities
Convertible note payable (note 10)	175,000	-
Convertible redeemable preferred shares (note 11)	958,125	3,354,750
Derivative liabilities (note 12)	27,069	109,821
Site closure and reclamation provisions (note 13)	303,600	303,600
	1,463,794	3,768,171

	5,785,067	4,616,480

Shareholders' Equity

Share Capital (note 14b)	177,802,700	173,600,797
Reserve for Warrants (note 14c)	4,330,037	4,329,430
Reserve for Share Based Payments (note 14d)	17,225,482	17,130,110
Reserve for Brokers' Compensation Warrants (note 14e)	286,000	286,000
Accumulated Deficit	(81,416,964)	(78,030,629)
	118,227,255	117,315,708

	$124,012,322	$121,932,188

The accompanying notes are an integral part of these consolidated financial statements.
Commitments (note 23)

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Advanced Materials Inc.	Page F-3

Consolidated Statements of Comprehensive Loss

(expressed in Canadian Dollars, except number of shares)

For the years ended August 31

	2019	2018	2017

Revenue

Interest	$42,819	$61,777	$28,211
Management fees (note 8a)	10,204	-	-

	53,023	61,777	28,211
Expenses

Corporate and administrative (note 15)	2,415,003	2,724,759	2,877,792
Impairment loss on exploration and evaluation assets (note 7)	639,034	-	178,118
General exploration	11,861	17,269	23,677
Depreciation (note 8)	20,617	18,538	35,656
Share based compensation (note 14d)	78,844	149,286	183,108
Foreign exchange loss	1,435	2,705	5,137
Financing transaction costs (note 10, 11)	177,503	634,912	601,335
Increase in fair value of convertible redeemable preferred shares (note 11)	376,688	535,500	131,250
Decrease in fair value of derivative liabilities (note 12)	(126,951)	(562,216)	(333,073)

	3,594,034	3,520,753	3,703,000

Net Loss before Income Taxes	(3,541,011)	(3,458,976)	(3,674,789)

Deferred Income Tax Recoveries (note 20)	154,676	218,232	317,468

Net Loss and Total Comprehensive Loss for the year	$(3,386,335)	$(3,240,744)	$(3,357,321)

Loss per Share - Basic and Diluted (note 21)	$(0.012)	$(0.015)	$(0.018)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	275,760,316	215,152,381	187,869,637

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-4

Consolidated Statements of Changes in Equity

(expressed in Canadian Dollars, except number of shares)

For the years ended August 31

	Share Capital		Reserves
					Brokers'
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2016	179,524,206	$167,181,354	$4,313,701	$16,700,417	$254,112	$(71,432,564)	$117,017,020
Equity offerings (note 14b)	13,545,454	2,064,182	-	-	-	-	2,064,182
Issue for other considerations (note 7a)	500,000	92,500	-	-	-	-	92,500
Conversion of redeemable preferred shares (note 11)	890,861	110,250	-	-	-	-	110,250
Exercise of warrants (note 14c)	2,275,000	341,250	-	-	-	-	341,250
Reserve transferred on exercise of warrants	-	55,488	(55,488)	-	-	-	-
Compensation warrants issued on equity offerings (note 14b)	-	-	-	-	40,054	-	40,054
Share based compensation (note 14d)	-	-	-	254,994	-	-	254,994
Share issuance costs - cash	-	(211,765)	-	-	-	-	(211,765)
Share issuance costs - compensation warrants issued	-	(40,054)	-	-	-	-	(40,054)
Net loss for the year	-	-	-	-	-	(3,357,321)	(3,357,321)

Balance at August 31, 2017	196,735,521	169,593,205	4,258,213	16,955,411	294,166	(74,789,885)	116,311,110
Equity offerings (note 14b)	17,652,400	1,875,886	77,290	-	-	-	1,953,176
Conversion of redeemable preferred shares (note 11)	22,280,507	2,189,250	-	-	-	-	2,189,250
Exercise of options (note 14c)	50,000	5,500	-	-	-	-	5,500
Reserve transferred on exercise of options	-	2,137	-	(2,137)	-	-	-
Exercise of compensation warrants (note 14e)	300,000	33,000	-	-	-	-	33,000
Reserve transferred on exercise of compensation warrants	-	26,671	-	-	(26,671)	-	-
Compensation warrants issued on equity offerings (note 14b)	-	-	-	-	18,505	-	18,505
Share based compensation (note 14d)	-	-	-	176,836	-	-	176,836
Share issuance costs - cash	-	(107,282)	(5,138)	-	-	-	(112,420)
Share issuance costs - compensation warrants issued	-	(17,570)	(935)	-	-	-	(18,505)
Net loss for the year	-	-	-	-	-	(3,240,744)	(3,240,744)

Balance at August 31, 2018	237,018,428	173,600,797	4,329,430	17,130,110	286,000	(78,030,629)	$117,315,708
Equity offerings (note 14b)	15,375,000	918,725	7,525	-	-	-	926,250
Conversion of redeemable preferred shares (note 11)	53,337,055	2,773,313	-	-	-	-	2,773,313
Conversion of note payable (note 10)	7,721,966	425,000	-	-	-	-	425,000
Exercise of warrants (note14c)	1,000,000	120,000	-	-	-	-	120,000
Reserve transferred on exercise of warrants	-	6,657	(6,657)	-	-	-	-
Exercise of options (note 14d)	200,000	20,000	-	-	-	-	20,000
Reserve transferred on exercise of options	-	1,850	-	(1,850)	-	-	-
Share based compensation (note 14d)	-	-	-	97,222	-	-	97,222
Share issuance costs - cash	-	(63,642)	(261)	-	-	-	(63,903)
Net loss for the year	-	-	-	-	-	(3,386,335)	(3,386,335)

Balance at August 31, 2019	314,652,449	$177,802,700	$4,330,037	$17,225,482	$286,000	$(81,416,964)	$118,227,255

Avalon Advanced Materials Inc.	Page F-5

Consolidated Statements of Cash Flows
(expressed in Canadian Dollars)
For the years ended August 31

	2019	2018	2017

Operating Activities

Cash paid to employees	$(1,159,131)	$(1,381,833)	$(1,620,250)
Cash paid to suppliers	(1,165,017)	(1,262,306)	(1,162,240)
Interest received	42,819	61,777	28,211

Cash Used By Operating Activities	(2,281,329)	(2,582,362)	(2,754,279)

Financing Activities

Net proceeds from equity offerings	955,379	2,025,843	2,159,353
Net proceeds from issuance of preferred shares	-	2,084,792	2,260,153
Net proceeds from issuance of note payable	466,696	-	-
Proceeds from exercise of stock options	20,000	5,500	-
Proceeds from exercise of warrants	120,000	-	341,250
Proceeds from exercise of brokers' compensation
warrants	-	33,000	-

Cash Provided by Financing Activities	1,562,075	4,149,135	4,760,756

Investing Activities

Exploration and evaluation assets	(766,825)	(2,041,084)	(2,160,674)
Property, plant and equipment	(149,702)	(277,501)	(127,579)
Advance payment received on sale of property, plant and equipment (note 8a)	3,200,000	-	-

Cash Provided (Used) by Investing Activities	2,283,473	(2,318,585)	(2,288,253)

Change in Cash and Cash Equivalents	1,564,219	(751,812)	(281,776)

Foreign Exchange Effect on Cash	(1,435)	(2,705)	(5,137)

Cash and Cash Equivalents - beginning of year	319,057	1,073,574	1,360,487

Cash and Cash Equivalents - end of year	$1,881,841	$319,057	$1,073,574

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental Cash Flow Information (note 19)

Avalon Advanced Materials Inc.	Page F-6

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

1. Nature of Operations and Going Concern Uncertainty

Avalon Advanced Materials Inc. ("Avalon") is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon's common shares are listed on the Toronto Stock Exchange (the "TSX") (TSX: AVL), on the OTCQB® Venture Market (OTCQB: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon, together with its subsidiaries (collectively, the "Company") is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties, located principally in Canada. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset - the Nechalacho Rare Earth Elements Project (the "Nechalacho REE Project") and its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves (where not already identified), the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior years, with a net loss of $3,386,335 for the year ended August 31, 2019 and an accumulated deficit of $81,416,964 as at August 31, 2019. The Company's cash and cash equivalents balance at August 31, 2019 was $1,881,841, and the working capital was $644,008. Excluding the deferred flow-through share premium of $47,481, the Company's adjusted working capital as at August 31, 2019 was $691,489 (calculated by adding back the deferred flow-through share premium of $47,481 to the working capital of $644,008).

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company's ability to raise additional funds on favorable terms. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. As at August 31, 2019, the Company is required to incur additional Canadian exploration expenses ("CEE") of $221,580 by December 31, 2019. The Company's expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand, proceeds from sale of certain assets and through planned equity financings. The Company has entered into an agreement under which an unrelated third party will acquire ownership of the near-surface resources principally in the T-Zone and Tardiff Zones of the Nechalacho REE Project for a total cash consideration of $5.0 million as described in Note 8a. Advance payments totaling $3.2 million had been received by August 31, 2019 and the balance of $1.8 million was received subsequent to August 31, 2019.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company's Audit Committee and the Board of Directors on November 29, 2019.

Avalon Advanced Materials Inc.	Page F-7

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. ("Nolava"), and Avalon Rare Metals Ltd. ("ARML"). Nolava and ARML are incorporated in the United States of America ("USA").

ARML has not carried on any significant operations since its inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns ("NSR") royalty interests in the Company's properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3. Summary of Significant Accounting Policies

The principal accounting policies followed by the Company are summarized as follows:

a) Foreign Currency Transactions

Functional and Presentation Currency

Items included in the consolidated financial statements of the Company and each of its subsidiaries (the "Group") are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its subsidiaries is the Canadian dollar ("$"). The consolidated financial statements of the Group are presented in Canadian dollars.

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (i.e. foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in foreign exchange loss (gain) in the consolidated statement of comprehensive loss.

Avalon Advanced Materials Inc.	Page F-8

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale. At the present time, the functional currency of the Company and its subsidiaries is the Canadian dollar and hence this does not currently apply to the Company.

b) Share Based Payments

Equity-settled share based payments to employees (including directors and senior executives) and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, with management's assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company's common shares, exercise price, current market price of the underlying equity to be settled with, expected forfeitures and the life of the options.

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
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company's consolidated financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets also represent income taxes expected to be recoverable on unclaimed losses carried forward.

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

The excess of cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing ("Flow-through Share Premium") is recorded in the consolidated statement of financial position as a deferred flow-through share premium liability when the flow-through shares are issued. When a unit comprised of a flow-through share with an attached share purchase warrant is issued, the Company has adopted the fair value approach with respect to the measurement of the three components (share, warrant and Flow-through Share Premium) of such unit and use the relative fair value method to allocate the proceeds to each of the three components of the unit.

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
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

f) Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The "treasury stock method" is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the year.

g) Other Comprehensive Income (Loss)

Other Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances that are not related to the Company's shares and that are not included in net profit or loss. Such items include unrealized gains or losses on available-for-sale investments, gains or losses on certain hedging derivative instruments and foreign currency gains or losses related to translation of the financial statements of foreign operations. The Company's comprehensive income (loss) and components of other comprehensive income are presented in the consolidated statements of comprehensive loss and the consolidated statements of changes in equity.

h) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, such as bankers' acceptance notes, treasury bills and guaranteed investment certificates ("GICs").

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

Exploration and evaluation assets are allocated to cash generating units ("CGUs") for the purpose of assessing such assets for impairment and each project is identified as a separate CGU. At each financial statement reporting date, the Company assesses whether there is any indication of impairment. Indicators of impairment include, but are not limited to:

i) The right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

ii)  Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

iii) Exploration for and evaluation of mineral resources in the specific area have not led to the commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

Avalon Advanced Materials Inc.	Page F-11

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

iv) Sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In circumstances where indicators of impairment exist, an impairment test is performed to determine if  the carrying amount of a specfic project exceeds its estimated recoverable amount. The estimated recoverable amount is the greater of fair value less costs of disposal, and value in use (which is discounted expected future cash flows). If the estimated recoverable amount of the project is less than its carrying amount, the carrying amount of the project is reduced to its estimated recoverable amount, and an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

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

All subsequent expenditures to ready the property for production are capitalized within development assets, other than those costs related to the construction of property, plant and equipment. Development assets are not depreciated until construction is complete and the assets are available for their intended use.

Once production has commenced, all costs included in development assets are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore the property are recorded as an expense in the period in which they are incurred.

j) Property, plant and equipment

Property, plant and equipment ("PPE") are stated at cost less any accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided over the estimated useful lives of the Company's assets on the following basis and rates per annum:

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

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

An item of PPE is derecognized upon disposal, when classified as as held for sale (when assets' carrying amounts will be recovered principally through a sale transaction rather than through continuing use), or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized immediately in the consolidated statement of comprehensive loss.

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

k) Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives at the CGU level to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss, if any. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company's CGUs are typically its significant individual exploration and evaluation assets, development projects or mines. In certain circumstances, when the recoverable amount of an individual asset can be determined, impairment assessment is performed at the individual asset level. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

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

l) Financial Instruments

On September 1, 2018, the Company adopted IFRS 9, "Financial Instruments" ("IFRS 9") which replaces IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39"). The retrospective adoption of IFRS 9 had no material impact to the Company's consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-13

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

Classification and Measurement

Under IFRS 9, financial assets are initially classified and subsequently measured at amortized cost, fair value through other comprehensive income ("FVOCI"); or fair value through profit or loss "FVTPL". A financial asset is measured at either amortized cost or FVTPL based on the business model in which the financial asset is managed and its contractual cash flow characteristics, unless the financial asset is required or designated to be classified and measured at FVTPL or FVOCI. On initial recognition of an equity instrument investment, the Company may irrevocably elect to measure the investment at FVOCI on an investment-by-investment basis, where the changes in the fair value of equity instruments are permanently recognized in other comprehensive income and will not be reclassified to profit or loss.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (which generally include derivative liabilities or other financial liabilities which are held for trading), or the Company has irrevocably designated them at FVTPL on initial recognition.

Financial assets and financial liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability, and are subsequently carried at amortized cost using the effective interest rate method, less any impairment. The changes in the fair value that are attributable to changes in the Company's own credit risk of financial liabilities elected at FVTPL are permanently recognized in other comprehensive income and will not be reclassified to profit or loss.

Financial assets and financial liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the statement profit or loss, and are subsequently measured at fair value. Any realized and unrealized gains and losses arising from the changes in fair value are included in the statement of profit or loss in the period in which they arise.

Financial assets at FVOCI are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, and are subsequently carried at fair value, with any unrealized gains and losses arising from the changes in fair value being included in other comprehensive income or loss. When debt financial assets are derecognized, the cumulative gains and losses previously recognized in other comprehensive income are reclassified to profit or loss. The changes in the fair value of equity instrument investments elected at FVOCI are permanently recognized in other comprehensive income and will not be reclassified to profit or loss.

The following table shows the original categories under IAS 39 and the new categories under IFRS 9 for each class of the Company's financial assets and financial liabilities:

Classification and Measurement Category
Financial Instrument	IAS 39	IFRS 9

Cash and cash equivalents	Loans and receivables at amortized cost	Amortized cost
Other receivables	Loans and receivables at amortized cost	Amortized cost
Accounts payable	Other financial liabilities at amortized cost	Amortized cost
Accrued liabilities	Other financial liabilities at amortized cost	Amortized cost
Convertible note payable	FVTPL	FVTPL
Convertible redeemable preferred shares	FVTPL	FVTPL
Derivative liabilities	FVTPL	FVTPL

Avalon Advanced Materials Inc.	Page F-14

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

Impairment of Financial Assets

IFRS replaces the "incurred loss" model in IAS 39 with a single forwar-looking expected credit loss ("ECL") impairment model, which is based on changes in credit quality since initial recognition. The new impairment model is applied, at each reporting date, to financial assets measured at amortized costs or those measured at FVOCI (except for equity instrument investments). Any impairment losses recognized are charged to profit or loss, with the offsetting credit reducing the carrying amount of the financial assets that are measure at amortized cost. For financial assets measured at FVOCI, the impairment loss will be credited to other comprehensive income or loss.

There were no adjustments to the carrying amounts of the Company's financial instruments on the date of transition as a result of the transition from IAS 39 to IFRS 9.

m) Site Closure and Reclamation Provision

The Company's mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Provision for site closure costs is recorded at the time an environmental disturbance occurs, and is measured at the Company's best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured at the end of each reporting period, or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal, constructive or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

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

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

p) Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. In determining the Company's segment structure, consideration is given to the similar operational and political risks to which the Company's current operations within the same business and regulatory environment are exposed.

The Company's current operations comprise a single reporting operating segment engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada.

q) Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company's management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

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

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the financial results or the financial positions reported in future periods are included in the following notes:

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

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company's exploration and development properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

Avalon Advanced Materials Inc.	Page F-16

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm's length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Site Closure and Reclamation Provision

The Company's accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditures differing from the amounts currently provided. Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the site closure and reclamation asset and provision.

 Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company's PPE in the future.

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

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

3. Summary of Significant Accounting Policies (continued)

r) New Accounting Standards Recently Adopted

IFRS 9, Financial Instruments

As described in 3(l) above, the Company adopted IFRS 9 effective September 1, 2018 on a retrospective basis. The adoption of IFRS 9 had no material impact to the Company's consolidated financial statements and there were no adjustments to the carrying amounts of the Company's financial instruments on the date of transition as a result of the transition from IAS 39 to IFRS 9.

IFRS 15, Revenue from Contracts and Customers

On September 1, 2018, the Company adopted IFRS 15, Revenue from Contracts and Customers ("IFRS 15"). IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue and establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company currently does not have any operating revenue and therefore, the adoption of this new standard does not have any impact on the Company's consolidated financial statements.

4. Recent Accounting Pronouncements

 The following pronouncement is issued but not yet effective:

a) IFRS 16, Leases

IFRS 16, Leases ("IFRS 16") was issued by the IASB in January 2016, and will replace IAS 17 Leases ("IAS 17"). IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The Company will adopt this standard effective September 1, 2019. Under this standard, the present value of lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those leases classified as operating leases under the current standard IAS 17. This implies higher amounts of depreciation expense on the right of use assets and interest expense on lease liabilities will be recorded in the Company's statement of comprehensive loss in fiscal 2020 and future years. Additionally, a corresponding reduction in corporate and administrative expenses is expected from the elimination of lease expense.

The Company is in the process of completing its review and analysis of IFRS 16 and will apply IFRS 16 from the adoption date of September 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets and lease liabilities will be measured at the amount of the lease liability on adoption. Based on the information currently available, the Company estimates that it will recognize a lease liability and a right of use asset of approximately $1,019,000 relating to the lease of its office premises as at September 1, 2019.

Avalon Advanced Materials Inc.	Page F-18

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

5. Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	August 31, 2019	August 31, 2018

Cash held in bank accounts	$748,636	$164,717
Guaranteed investment certificates	1,133,205	154,340

	$1,881,841	$319,057

6. Asset Held for Sale

During the year ended August 31, 2019, the Company entered into an agreement, under which an unrelated third party will acquire ownership of the near-surface mineral resources principally in the T-Zone and Tardiff Zones of the Nechalacho REE Project above a depth of 150 meters above sea level for a total cash consideration of $5.0 million as described in Note 8a while the Company will retain ownership of the the deeper resources in the Basal Zone that were the subject of its 2013 feasibility study. The sale is expected to be completed subsequent to the year ended August 31, 2019. Accordingly, the Company has transferred the carrying cost relating to the near-surface mineral resources of $2,605,147 from the total carrying cost of the Nechalacho REE Project included Property, Plant and Equipment to Asset Held for Sale.

Avalon Advanced Materials Inc.	Page F-19

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

7. Exploration and Evaluation Assets

	September 1,		Impairment	August 31,
	2017	Expenditures	Loss	2018

Separation Rapids Lithium Project (a)	$9,523,610	$1,487,340	$-	$11,010,950
East Kemptville Tin-Indium Project (b)	5,322,422	505,102	-	5,827,524
Other (d)	15,000	20,760	-	35,760

	$14,861,032	$2,013,202	$-	$16,874,234

	September 1,		Impairment	August 31,
	2018	Expenditures	Loss	2019

Separation Rapids Lithium Project (a)	$11,010,950	$511,188	$-	$11,522,138
East Kemptville Tin-Indium Project (b)	5,827,524	315,087	(639,034)	5,503,577
Other (d)	35,760	3,728	-	39,488

	$16,874,234	$830,003	$(639,034)	$17,065,203

Avalon Advanced Materials Inc.	Page F-20

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

7. Exploration and Evaluation Assets (continued)

 a) Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario. During the year ended August 31, 2017, the Company acquired a 100% interest in seven mineral claims located adjacent to the north and west of the Company's existing Separation Rapids property and issued 500,000 common shares at the fair value of $0.185 per share.

b) East Kemptville Tin-Indium Project, Nova Scotia

The Company holds a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

The current special licence has a term of three years beginning February 2, 2015 and is renewable for an additional two one-year periods. The Special Licence was renewed during the year ended August 31, 2018 and the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure.

The Company also had a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence. During the Year, the Company decided not to renew these peripheral exploration licences, and accordingly the costs incurred to-date of $639,034 on the mineral claims under the exploration licences had been written off as an impairment loss during the Year.

c) Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2020. In addition, no new potential customer has been identified for the project's calcium feldspar product although there has been new demand reported for the calcium feldspar product by other emerging producers. The current outlook as at August 31, 2019 for the Warren Township project remains unchanged. It is management's view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at August 31, 2019 to be $nil.

d) Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

 During the year ended August 31, 2017 ("Fiscal 2017"), the Company abandoned its interest in certain mineral claims  located in New Brunswick, and, accordingly, the total costs incurred to August 31, 2017 of $175,038 had been written off as an impairment loss during Fiscal 2017.

Avalon Advanced Materials Inc.	Page F-21

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

8. Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2017	$103,618,668	$646,860	$218,090	$74,455	$683,859	$94,594	$105,336,526

Additions	259,681	-	1,958	16,450	11,673	-	289,762
Disposals	-	-	-	-	-	-	-

As at August 31, 2018	103,878,349	646,860	220,048	90,905	695,532	94,594	105,626,288

Additions	201,097	-	-	-	-	7,020	208,117
Transfer to asset held for sale	(2,605,147)	-	-	-	-	-	(2,605,147)
Disposals	-	-	(18,911)	-	-	-	(18,911)

As at August 31, 2019	$101,474,299	$646,860	$201,137	$90,905	$695,532	$101,614	$103,210,347

Accumulated Depreciation
As at September 1, 2017	$-	$243,029	$161,448	$6,983	$622,606	$94,594	$1,128,660

Depreciation expense	-	22,417	18,538	3,384	20,579	-	64,918
Disposals	-	-	-	-	-	-	-

As at August 31, 2018	-	265,446	179,986	10,367	643,185	94,594	1,193,578

Depreciation expense	-	20,624	12,714	4,191	15,705	108	53,342
Disposals	-	-	(18,411)	-	-	-	(18,411)

As at August 31, 2019	$-	$286,070	$174,289	$14,558	$658,890	$94,702	$1,228,509

Net Book Value
As at August 31, 2018	$103,878,349	$381,414	$40,062	$80,538	$52,347	$-	$104,432,710
As at August 31, 2019	$101,474,299	$360,790	$26,848	$76,347	$36,642	$6,912	$101,981,838

Avalon Advanced Materials Inc.	Page F-22

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

8. Property, Plant and Equipment (continued)

a) Nechalacho REE Project, Northwest Territories

The Company owns a 100% interest in eight mining leases covering the Nechalacho rare earth elements deposit ("Nechalacho Deposit") located at Thor Lake in the Mackenzie Mining District of the Northwest Territories.

The property is subject to an underlying 2.5% net smelter returns ("NSR") royalty agreement which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.6 million (the "2.5% NSR Royalty").

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the "Accommodation Agreement") with the Deninu K'ue First Nation ("DKFN"). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

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

 During the year ended August 31, 2019, the Company and an unrelated third party entered into an agreement under which this third party will acquire ownership of the near-surface resources principally in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5.0 million while the Company will retain ownership of the mineral resources below a depth of 150 meters above sea level, a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes. Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant the third party the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity.

 This agreement also grants the third party an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.

The sale is expected to be completed subsequent to the year ended August 31, 2019. Accordingly, the Company has transferred the carrying cost relating to the near-surface mineral resources of $2,605,147 from the total carrying cost of the Nechalacho REE Project included in Property, Plant and Equipment to Asset Held for Sale. Advance payments totaling $3.2 million had been received by August 31, 2019 and was recorded as Deferred Asset Sale Proceed on the Statements of Financial Position. The balance of $1.8 million was received subsequent to August 31, 2019.

 During the year ended August 31, 2019, the Company generated net management fees of $10,204 for services provided to the third party to manage its exploration activities on the property.

Avalon Advanced Materials Inc.	Page F-23

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

9. Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance - September 1, 2017	$49,467
Increase relating to flow-through common shares issued (note 14b)	220,922
Decrease relating to CEE incurred	(218,232)

Balance - August 31, 2018	52,157
Increase relating to flow-through common shares issued (note 14b)	150,000
Decrease relating to CEE incurred	(154,676)

Balance - August 31, 2019	$47,481

10. Convertible Note Payable

On November 30, 2018, the Company issued a convertible note payable in the amount of $500,000 to an entity managed by the Lind Partners ("Lind") (the "Note"). The Note has a term of two years with a maturity date of November 30, 2020 and accrued an interest amount of $100,000 on the date of issuance, resulting in the Note to bear a face value of $600,000 at issuance.

Lind is entitled to convert any outstanding amount of the face value of the Note into common shares commencing on May 26, 2019 at a conversion price equal to the higher of (a) 80% of the five day trailing value weighted average price ("VWAP") of the common shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules (the "Conversion Feature"). The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.05 per share, then the Company has the right to instead repay the amount that was subject to that conversion for a 5% premium. The Company also has the right to repurchase the Note at the outstanding face value at any time (the "Buyback Option").

In conjunction with the issuance of the Note, Lind received a commitment fee of $15,000 and 4,575,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.07 per common share until November 30, 2021.

The Note is a hybrid instrument that contains multiple embedded derivatives including the Conversion Feature and Buyback Option.

The economic characteristics and risks of the Conversion Feature are different from that of the host contract (the "Note") in that it allows Lind to convert the Note (a debt instrument) into the Company's common shares (an equity instrument) at a price per share equal to the higher of (a) 80% of the five day trailing VWAP of the shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules, thus the Conversion Option can be measured separately from the Note. In addition, the number of common shares to be issued upon conversion is variable and does not meet the "a fixed amount of cash for a fixed number of equity instruments" requirement to be classified as an equity instrument. As such, the Company had designated the entire hybrid contract (the Note and all of the embedded derivatives) as a financial liability at FVTPL and are re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible note payable in the consolidated statement of comprehensive loss.

As the Company has the Buyback Option to repurchase the Note at the outstanding face value, the total fair value of the Note is therefore equal the face value, and is $600,000 at issuance.

Avalon Advanced Materials Inc.	Page F-24

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

10. Convertible Note Payable (continued)

The exercise price of the warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, the warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

The fair value of the warrants was estimated at $44,199 at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the warrants was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.18%; expected life of 3.0 years; and expected volatility of 35%.

The fair values of the Note and the warrants at issuance totaled $644,199 and the excess of this amount over the gross proceeds ($500,000) of $144,199 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss.

A summary of the changes in the convertible note payable amount is set out below:

Balance - August 31, 2017 and 2018	$-
Issued	500,000
Interest	100,000
Converted to common shares	(425,000)

Balalnce - August 31, 2019	$175,000

The number of common shares to be issued would be 4,861,111 if the entire Note had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.045 on August 31, 2019.

11. Convertible Redeemable Preferred Shares

In March 2017, the Company entered into a preferred share purchase agreement (the "A1 Agreement") with an entity managed by Lind and issued 500 Series A1 Preferred Shares (the "A1 Preferred Shares") at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on July 11, 2017 (the "Hold Period").

The A1 Preferred Shares did not carry a dividend and had a redemption value that started at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. The A1 Preferred Shares could be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price ("VWAP") of the common shares on the TSX immediately prior to the date that notice of conversion was given (the "Conversion Option").

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the "A1 Warrants"). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

Lind had the basic right to convert 25 A1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the A1 Agreement, however Lind was permitted to convert up to 100 A1 Preferred Shares on a monthly basis in the event such amount did not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Avalon Advanced Materials Inc.	Page F-25

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

11. Convertible Redeemable Preferred Shares (continued)

Lind was also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the "Put Option"), upon the occurrence of certain events as set out in the A1 Agreement (most of which are beyond the Company's control) (the "Redemption Events"). The triggering Redemption Events include certain key financial and non-financial conditions, which included change of control, insolvency and liquidity conditions etc. as defined in the A1 Agreement. These Redemption Events also limited the Company from obtaining other debt or preferred share financings that were not junior to the A1 Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share was not fixed at predetermined price. In addition, if the Redemption Event was a change of control event, the redemption amount would be equal to 110% of the applicable redemption amount at that time.

The Company had the right to redeem all of the outstanding A1 Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the "Call Option"). The Company also had floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company had the right to deny the conversion and instead redeem the A1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any A1 Preferred Shares are outstanding, Lind had the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series A2 Option"). Lind would also receive a certain number of Series A2 warrants ("A2 Warrants") when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants would be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

The A1 Preferred Share was a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option.

The economic characteristics and risks of the Conversion Option were different from that of the host contract (the A1 Preferred Share) in that it allowed Lind to convert the A1 Preferred Shares (a debt instrument) into the Company's common shares (an equity instrument) at a price per common share equal to 85% of the five day VWAP of the common share, thus the Conversion Option could be measured separately from the A1 Preferred Share. In addition, the number of common shares to be issued upon conversion was variable and did not meet the "a fixed amount of cash for a fixed number of equity instruments" requirement to be classified as an equity instrument. As such, the Company had designated the entire hybrid contract (the A1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL and were re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company had the Call Option to redeem all of the outstanding A1 Preferred Shares at a 5% premium to the redemption value, the total fair value of the A1 Preferred Shares at issuance was therefore $2,625,000.

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

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

11. Convertible Redeemable Preferred Shares (continued)

In December 2017, the Company entered into a preferred share purchase agreement (the "B1 Agreement") with Lind and issued 300 Series B1 Preferred Shares (the "B1 Preferred Shares") at a price of $5,000 per share for gross proceeds of $1,500,000 in January 2018. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on May 16, 2018 (the "B1 Hold Period").

In conjunction with this private placement, Lind received a commitment fee of $75,000 and 6,250,000 common share purchase warrants (the "B1 Warrants"). Each B1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per common share until January 15, 2023. Other than the exercise price and expiry date, the B1 Warrants bear the similar terms and conditions as the A1 Warrants.

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

At any time while any B1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 100 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial B1 financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series B2 Option"). Lind will also receive a certain number of Series B2 warrants ("B2 Warrants") when it exercises the Series B2 Option. The number of B2 Warrants to be issued and the exercise price of the B2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the B1 Warrants.

As the B1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the B1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL and re-measured at each financial statement reporting date.

As the Company has the Call Option to redeem all of the outstanding B1 Preferred Shares at any time after the B1 Hold Period at a 5% premium to the redemption value, the total fair value of the B1 Preferred Shares at issuance is therefore $1,575,000.

Similar to the A1 Warrants, the exercise price of the B1 Warrants is subject to adjustment from time to time in the event of certain common share rights offering, as such, the B1 Warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-

Scholes pricing model.

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

The fair values of the B1 Preferred Shares and the B1 warrants at issuance totaled $1,858,525 and the excess of this amount over the gross proceeds ($1,500,000) of $358,525 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss.

Avalon Advanced Materials Inc.	Page F-27

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

11. Convertible Redeemable Preferred Shares (continued)

In June 2018, the Company entered into a preferred share purchase agreement (the "C1 Agreement") and issued 150 Series C1 Preferred Shares (the "C1 Preferred Shares") at a price of $5,000 per share for gross proceeds of $750,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on October 30, 2018 (the "C1 Hold Period").

In conjunction with this private placement, Lind received a commitment fee of $37,500 and 3,750,000 common share purchase warrants (the "C1 Warrants"). Each C1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.125 per common share until June 29, 2023. Other than the exercise price and expiry date, the C1 Warrants bear the similar terms and conditions as the A1 Warrants.

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

At any time while any C1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 50 Series C2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial C1 financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series C2 Option"). Lind will also receive a certain number of Series C2 warrants ("C2 Warrants") when it exercises the Series C2 Option. The number of C2 Warrants to be issued and the exercise price of the C2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the C1 Warrants.

As the C1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the C1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL and re-measured at each financial statement reporting date.

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

The fair values of the C1 Preferred Shares and the C1 warrants at issuance totaled $861,179 and the excess of this amount over the gross proceeds ($750,000) of $111,179 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss.

Avalon Advanced Materials Inc.	Page F-28

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

11. Convertible Redeemable Preferred Shares (continued)

A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount
A1 Preferred Shares
Balance - September 1, 2017	480	$2,646,000
Increase in fair value	-	385,875
Converted to common shares	(300)	(1,850,625)

Balance - August 31, 2018	180	1,181,250
Increase in fair value	-	80,063
Converted to common shares	(180)	(1,261,313)

Balance - August 31, 2019	-	$-

B1 Preferred Shares
Balance - September 1, 2017	-	$-
Preferred shares issued	300	1,575,000
Increase in fair value	-	149,625
Converted to common shares	(60)	(338,625)

Balance - August 31, 2018	240	1,386,000
Increase in fair value	-	175,875
Converted to common shares	(155)	(981,750)

Balance - August 31, 2019	85	$580,125

C1 Preferred Shares
Balance - September 1, 2017	-	$-
Preferred shares issued	150	787,500

Balance - August 31, 2018	150	787,500
Increase in fair value	-	120,750
Converted to common shares	(90)	(530,250)

Balance - August 31, 2019	60	$378,000

	145	$958,125

As at August 31, 2019, Lind has the right to convert all of the outstanding B1 and C1 Preferred shares. The number of common shares to be issued would be 23,856,209 if all of the outstanding B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.045 on August 31, 2019.

Avalon Advanced Materials Inc.	Page F-29

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

12. Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency, and certain warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offering.

The following table summarizes information concerning the derivative liabilities as at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance - September 1, 2017	6,466,513	$181,671
Decrease in fair value	-	(181,617)

Balance - August 31, 2018	6,466,513	54
Decrease in fair value	-	(53)
Balance - August 31, 2019	6,466,513	$1

Other warrants subject to potential price adjustment
Balance - September 1, 2017	6,900,000	$133,162
Issued	10,000,000	357,204
Decrease in fair value	-	(380,599)

Balance - August 31, 2018	16,900,000	109,767
Issued	4,575,000	44,199
Decrease in fair value	-	(126,898)
Balance - August 31, 2019	21,475,000	$27,068

Total derivative liabilities		$27,069

13. Site Closure and Reclamation Provision

As at August 31, 2018 and 2019, the estimated closure costs to reclaim the Company's Nechalacho exploration camp site at Thor Lake, the Separation Rapids and the Warren Township exploration sites are $250,000, $40,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred approximately 20 years after the commencement of commercial production. The expected undiscounted future cash flow is estimated to be $539,000 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

14. Share Capital

a) Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and 145 are outstanding as at August 31, 2019.

b) Common Shares

Common shares issued during the years ended August 31, 2017, 2018 and 2019 are as follows:

i) On November 7, 2016, the Company completed a private placement (the "November 2016 Private Placement") and issued 4,545,454 flow-through common shares at $0.22 per share for gross proceeds of $1,000,000.

Avalon Advanced Materials Inc.	Page F-30

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

14. Share Capital (continued)

 In connection with the November 2016 Private Placement, the Company paid finders' fees of $60,000, incurred other issuance costs of $11,351 and issued 272,727 non-transferrable finder's compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.25 per share until November 7, 2018. The estimated fair value of the compensation warrants totaled $12,747. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.70%; expected life of 2.0 years; and expected volatility of 74%.

 The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $181,818 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on November 7, 2016.

ii)  On December 23, 2016, the Company completed a private placement (the "December 2016 Private Placement") and issued 2,500,000 flow-through common shares at $0.15 per share for gross proceeds of $375,000.

 In connection with the December 2016 Private Placement, the Company paid finders' fees of $22,500, incurred other issuance costs of $15,367 and issued 150,000 non-transferrable finder's compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until December 23, 2018. The estimated fair value of the compensation warrants totaled $9,189. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.78%; expected life of 2.0 years; and expected volatility of 85%.

 The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $25,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 23, 2016.

iii) On June 12, 2017, the Company completed a private placement (the "June 2017 Private Placement") and issued 3,400,000 flow-through common shares at $0.15 per share for gross proceeds of $510,000.

In connection with the June 2017 Private Placement, the Company paid finders' fees of $30,600, incurred other issuance costs of $23,069 and issued 204,000 non-transferrable finder's compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until June 12, 2019. The estimated fair value of the compensation warrants totaled $10,463. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.83%; expected life of 2.0 years; and expected volatility of 66%.

The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $17,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on June 12, 2017.

iv) On August 16, 2017, the Company completed a private placement (the "August 2017 Private Placement") and issued 3,100,000 flow-through common shares at $0.145 per share for gross proceeds of $449,500.

Avalon Advanced Materials Inc.	Page F-31

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

14. Share Capital (continued)

In connection with the August 2017 Private Placement, the Company paid finders' fees of $26,970, incurred other issuance costs of $21,908 and issued 186,000 non-transferrable finder's compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.145 per share until August 16, 2019. The estimated fair value of the compensation warrants totaled $7,655. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.23%; expected life of 2.0 years; and expected volatility of 63%.

The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $46,500 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on August 16, 2017.

v)  In November 2017, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit (the "NFT Unit") for gross proceeds of $1,042,175 (the "November 2017 Private Placement"). Each NFT Unit consists of one non-flow-through common share and one half non-transferable common share purchase warrant, with each whole warrant being exercisable to acquire one non-flow-through common share of the Company at a price of $0.16 until November 3, 2019.

 Of the NFT Unit price of $0.12, $0.112 was allocated to the common share component of the NFT Unit and the balance of $0.008 was allocated to the warrant component of the NFT Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company's common shares on the TSX on the closing date of the private placement, which was $0.135, and the estimated fair value of a whole warrant of $0.0193. The fair value of the warrant was estimated using the Black-Scholes pricing model.

In conjunction with this private placement, the Company paid finder's fees of $34,560, incurred other issuance costs of $10,192 and issued 288,000 non-transferrable compensation warrants, with each compensation warrant being exercisable to acquire one common share of the Company at a price of $0.15 until November 3, 2019. The total fair values of these compensation warrants were estimated at $14,030 using the Black-Scholes pricing model.

 The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $32,150 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on the date of issuance.

vi) In December 2017, the Company completed a private placement (the "December 2017 Private Placement") and issued 3,737,400 flow-through common shares at $0.145 per share for gross proceeds of $541,923.

In connection with the December 2017 Private Placement, the Company paid finders' fees of $19,140, incurred other issuance costs of $9,322 and issued 132,000 non-transferrable finder's compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until December 22, 2019. The fair values of these compensation warrants were estimated at $4,475 using the Black-Scholes pricing model.

The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $112,122 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 29, 2017.

Avalon Advanced Materials Inc.	Page F-32

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

14. Share Capital (continued)

vii) In July 2018, the Company completed a private placement and issued 2,400,000 non-flow-through units ("New NFT Unit") at a price of $0.10 per New NFT Unit and 3,500,000 flow-through units ("New FT Unit") at a price of $0.10 per New FT Unit for total gross proceeds of $590,000. Each New NFT Unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the "Closing Date"), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice (the "Expiry Date"). Each New FT Unit was comprised of one flow-through common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until the Expiry date.

 Of the New NFT Unit price of $0.10, $0.0889 was allocated to the common share component of the New NFT Unit and the balance of $0.0111 was allocated to the warrant component of the New NFT Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company's common shares on the TSX on the Closing Date of the private placement, which was $0.095, and the estimated fair value of a warrant of $0.0119. The fair value of the warrant was estimated using the Black-Scholes pricing model.

The fair value of the warrant component of the New FT Unit was estimated at $0.0040 and the fair value of the flow-through feature of the FT Unit was estimated at $0.0250. Using the relative fair value method, the New FT Unit price of $0.10 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.0746, $0.0035, and $0.0219, respectively.

 The fair value of the warrant was estimated using the Black-Scholes pricing model. The fair value of the flow-through feature ("flow-through share premium") was estimated by multiplying the CEE amount to be renounced per FT Unit of $0.0999 by the Company's current tax rate of 25%, which totaled $76,650 and was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on July 11, 2018.

viii) In November 2018, the Company completed a private placement and issued 5,375,000 units at a price of $0.07 per unit (the "Unit") for gross proceeds of $376,250, of which 1,000,000 Units were subscribed by Mr. Donald Bubar, Director, President and CEO of the Company. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the "Closing Date"), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

Of the Unit price of $0.07, $0.069 was allocated to the common share component of the Unit and the balance of $0.001 was allocated to the warrant component of the Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company's common shares on the TSX on the closing date of the private placement, which was $0.065, and the estimated fair value of a whole warrant of $0.003. The fair value of the warrant was estimated using the Black-Scholes pricing model.

ix) In December 2018, the Company completed a private placement and issued 10,000,000 flow-through common shares at $0.07 per share for gross proceeds of $700,000.

 The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $150,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 21, 2018.

Avalon Advanced Materials Inc.	Page F-33

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

14. Share Capital (continued)

c) Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

	Number	Average
	of Warrants	Exercise Price

Balance - September 1, 2016	15,713,485 (1)	$0.237
Exercised	(2,275,000)	0.150
Expired	(3,448,485)	0.490

Balance - August 31, 2017	9,990,000 (1)	0.169
Issued pursuant to equity offerings (note 14b(v) (vi))	6,550,000	0.135
Expired	(9,960,000)	0.168

Balance - August 31, 2018	6,580,000 (1)	0.136
Issued pursuant to equity offerings (note 14b(viii))	2,687,500	0.120
Exercised	(1,000,000)	0.120
Expired	(10,000)	0.490

Balance - August 31, 2019	8,257,500 (1)	$0.132

(1) Does not include the additional warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 0.7 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

The Company also has the following warrants outstanding as at August 31, 2019:

i) 6,466,513 warrants with an adjusted exercise price of US$0.5223 per share ("US$ Warrants") and are exercisable until June 13, 2021. These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share;

ii) 6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022;

iii) 6,250,000 B1 Warrants with an exercise price of $0.15 per share and are exercisable until January 15, 2023;

iv) 3,750,000 C1 Warrants with an exercise price of $0.125 per share and are exercisable until June 29, 2023; and

v) 4,575,000 warrants with an exercise price of $0.07 per share and are exercisable until November 30, 2021.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

Avalon Advanced Materials Inc.	Page F-34

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

14. Share Capital (continued)

d) Share Based Payments

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance - September 1, 2016	10,640,000	$0.96
Granted	3,180,000	0.17
Expired	(3,075,000)	2.15
Forfeited	(410,000)	0.86

Balance - August 31, 2017	10,335,000	0.37
Granted	2,345,000	0.12
Exercised	(50,000)	0.11
Expired	(1,215,000)	0.91
Forfeited	(70,000)	0.44

Balance - August 31, 2018	11,345,000	0.26
Granted	3,020,000	0.10
Exercised	(200,000)	0.10
Expired	(3,875,000)	0.43
Forfeited	(893,750)	0.17

Balance - August 31, 2019	9,396,250	$0.16

As at August 31, 2019, there were 6,147,500 options vested (August 31, 2018 - 7,816,250, August 31, 2017 - 7,223,750) with an average exercise price of $0.17 per share (August 31, 2018 - $0.31, August 31, 2017 - $0.42), that were exercisable.

During the year ended August 31, 2019, an aggregate of 200,000 (2018 - 50,000) stock options were exercised at the weighted average exercise price of $0.10 (2018 - $0.11) per share, and the weighted average closing market share price on the date preceding the date of exercise was $0.075 (2018 - $0.13) per share. No stock options were exercised during the year ended August 31, 2017.

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the year ended August 31, 2019 was $97,222 (2018 - $176,836, 2017 - $254,994), of which $4,484 (2018 - $1,825, 2017 - $3,172) was capitalized to property, plant and equipment, $13,894 (2018 - $25,129, 2017 - $66,082) was capitalized as exploration and evaluation assets, $Nil (2018 - $596, 2017 - $2,632) was charged to operations as general exploration expenses, with the balance of $78,844 (2018 - $149,286, 2017 - $183,108) charged to operations as share based compensation expense.

Avalon Advanced Materials Inc.	Page F-35

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

14. Share Capital (continued)

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company's shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the years ended August 31, 2019, August 31, 2018 and August 31, 2017 are as follows:

	August 31,	August 31,	August 31,
	2019	2018	2017

Exercise price	$0.10	$0.12	$0.17
Closing market price on day preceding date of grant	$0.08	$0.12	$0.17
Risk-free interest rate	1.80%	1.88%	0.75%
Expected life (years)	3.3	3.1	3.0
Expected volatility	63%	59%	77%
Expected dividend yield	Nil	Nil	Nil
Grant date fair value	$0.03	$0.05	$0.08
Forfeiture rate	15%	15%	16%

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2019:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$0.40 - $0.47	175,000	175,000	0.0 years
$0.30 - $0.39	505,000	505,000	0.7 years
$0.20 - $0.29	1,540,000	1,418,750	0.7 years
$0.15 - $0.19	1,036,250	643,750	2.4 years
$0.08 - $0.14	6,140,000	3,405,000	2.4 years

	9,396,250	6,147,500

e) Brokers' Compensation Warrants

The following table summarizes information concerning outstanding brokers' compensation warrants as at August 31, 2017, August 31, 2018 and August 31, 2019:

Avalon Advanced Materials Inc.	Page F-36

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

14. Share Capital (continued)

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2016	2,212,612	$0.38
Issued pursuant to equity offerings (note 14b(i)(ii)(iii)(iv))	812,727	0.18
Expired	(1,732,612)	0.44

Balance - August 31, 2017	1,292,727	0.16
Issued pursuant to equity offering (note 14b(v)(vi))	420,000	0.15
Exercised	(300,000)	0.11
Expired	(180,000)	0.18

Balance - August 31, 2018	1,232,727	0.17
Expired	(812,727)	0.18

Balance - August 31, 2019	420,000	$0.15

The brokers' compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at August 31, 2019, the Company has the following compensation warrants outstanding:

i) 288,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until November 3, 2019; and

ii) 132,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 22, 2019.

15. Corporate and Administrative Expenses

Corporate and administrative expenses for the years ended August 31, 2019, 2018 and 2017 consist of the following:

	August 31, 2019	August 31, 2018	August 31, 2017

Salaries and benefits(1)	$1,433,624	$1,387,249	$1,509,865
Directors' fees	63,800	78,850	83,404
Consulting and professional fees	231,814	398,244	368,610
Office, insurance and other expenses	174,227	286,460	336,744
Occupancy	343,673	317,305	310,842
Shareholders' communications and filing fees	135,237	159,060	150,607
Travel and related costs	32,628	97,591	117,720

	$2,415,003	$2,724,759	$2,877,792

(1) These figures do not include share based compensation. Employees' salaries, benefits including share based compensation expensed for the year ended August 31, 2019 totaled $1,485,977 (2018 - $1,463,258, 2017 - $1,694,241).

Avalon Advanced Materials Inc.	Page F-37

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

16. Capital Management

Capital of the Company consists of the components of shareholders' equity, convertible note payable, convertible and redeemable preferred shares, warrants denominated in foreign currency and warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offering.

 The Company's objectives when managing capital are as follows:

(i) to safeguard the Company's assets and ensure the Company's ability to continue as a going concern;

(ii) to raise sufficient capital to finance its exploration and development activities on its resource properties; and

(iii) to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company's short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is typically from the issuance of share capital. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

As disclosed in Note 11, the holder of the Preferred Shares Lind is also entitled to accelerate its conversion right, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain Redemption Events. The Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at predetermined price. No Redemption Event had occurred since the issuance of the Preferred Shares.

The Company does not have any externally imposed capital requirements other than those Redemption Events as discussed above. There were no significant changes to the Company's approach to capital management during the year ended August 31, 2019.

17. Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a) Trading transactions

There has been no material trading transactions with related parties during each of the years ended August 31, 2019, 2018 and 2017, other than the participation by certain related parties in certain equity offerings as listed below:

i) the participation by certain related parties in the November 2017 Private Placement, whereby Donald Bubar, Director, President and CEO, Mark Wiseman, Vice President Sustainability, Patricia Mohr, former Director subscribed for 200,000, 55,000 and 50,000 flow-through shares at $0.145 per share, respectively; and

ii) in November 2018, Mr. Donald Bubar subscribed for 1,000,000 Units at $0.07 per Unit as described in Note 14b.

Avalon Advanced Materials Inc.	Page F-38

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

17. Related Party Disclosures (continued)

b) Compensation of key management personnel

The remuneration of directors and other key members of the Company's senior management team during the years ended August 31, 2019, August 31, 2018 and August 31, 2017 are as follows:

	August 31, 2019	August 31, 2018	August 31, 2017

Salaries, benefits and directors' fees(1)	$1,551,593	$1,692,551	$1,744,508
Share based compensation(2)	70,992	118,991	281,657

	$1,622,585	$1,811,542	$2,026,165

(1) Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $343,246 (2018 - $577,224, 2017 - $571,471).

(2) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Unpaid directors' fees and salaries included in accrued liabilities and owing to the directors and members of the Company's senior management team totaled $566,685 as at August 31, 2019 (August 31, 2018 - $137,500, August 31, 2017 - $nil).

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

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company's warrants denominated in a currency that is not the functional currency of the Company and the warrants with exercise prices that are subject to adjustment from time to time are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair value of the Convertible Note Payable is based on Level 3 inputs including the applicable face value of the Note. The Company has the right to buy back the Note at any time for the outstanding face value, as such the fair value of the Note is the outstanding face value of the Note. The fair values of the Company's A1, B1 and C1 Preferred Shares are based on Level 3 inputs, including applicable redemption amounts and redemption premiums. The Company has the right to redeem the A1, B1 and C1 Preferred Shares at any time and therefore the fair value of the A1, B1 and C1 Preferred Shares is the amount the Company has to pay to redeem the A1, B1 and C1 Preferred Shares, which is the redemption amount as specified in the purchase agreements plus 5% redemption premium.

Fair Values

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Avalon Advanced Materials Inc.	Page F-39

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

18. Financial Instruments (continued)

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2019. The Company's cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers' acceptance notes or guaranteed investment certificates issued by a major Canadian Chartered banking group. The Company's receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds that are required to support the Company's normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at August 31, 2019, the Company has current assets of $4,965,281 and current liabilities of $4,321,273. As disclosed in Note 11, the holder of the B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $912,500 as at August 31, 2019) upon the occurrence of certain Redemption Events. No redemption event has occurred since the issuances of the B1 and C1 Preferred Shares. Excluding the deferred flow-through share premium of $47,481, the Company's adjusted working capital as at August 31, 2019 was $691,489, (calculated by adding back the deferred flow-through share premium of $47,481 to the working capital of $644,008). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.

Repayments due by period as of August 31, 2019:

	Within	1-3	4-5	Over
	1 Year	Years	Years	5 Years	Total

Accounts payable and accrued liabilities	$1,073,792	$-	$-	$-	$1,073,792
Operating lease obligations	205,537	431,565	445,225	74,584	1,156,911
Convertible note payable	-	175,000	-	-	175,000

	$1,279,329	$606,565	$445,225	$74,584	$2,405,703

Market risk

i) Interest rate risk

 The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company's current policy is to invest its excess cash in highly liquid money market investments such as bankers' acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

ii) Foreign currency risk

 The Company's functional currency is the Canadian dollar. The majority of the Company's purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 14c, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2019.

Avalon Advanced Materials Inc.	Page F-40

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

18. Financial Instruments (continued)

iii) Price risk

 The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company's ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

 Considering the Company's budget expenditures for the next twelve months and its current cash and cash equivalents of $1,881,841, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company's net loss over a twelve month period.

Other than the US$ Warrants as disclosed in Note 14c, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2019, and its anticipated on-going expenditures to be transacted in US dollars for the next twelve month period is approximately US$200,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company's expenditures over a twelve month period.

19.  Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2019, August 31, 2018 and August 31, 2017 are as follows:

	August 31, 2019	August 31, 2018	August 31, 2017

Share based compensation capitalized as property, plant and equipment (note 14d)	$4,484	$1,825	$3,172
Share based compensation capitalized as exploration and evaluation assets (note 14d)	13,894	25,129	66,082
Depreciation expense capitalized as property, plant and equipment	23,383	37,513	46,912
Depreciation expense capitalized as exploration and evaluation assets	9,342	8,867	8,424
Common shares issued for exploration and evaluation assets (note 7a)	-	-	92,500
	$51,103	$73,334	$217,090

Avalon Advanced Materials Inc.	Page F-41

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

20. Income Taxes

a) Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31, 2019	August 31, 2018	August 31, 2017

Net loss for the year before income taxes	$3,541,011	$3,458,976	$3,674,789
Combined Canadian federal and provincial tax rate	25.0%	25.1%	25.0%

Expected income tax recovery at statutory rates	885,253	868,203	918,697
Share based compensation	(19,711)	(37,620)	(45,777)
Non-deductible financing transaction costs	(20,074)	(89,678)	(90,372)
Other non-deductible expenses	(736)	(2,864)	(6,708)
CEE incurred applied to flow-through shares	(179,086)	(476,559)	(563,796)
Amortization of flow-through share premium	154,676	218,232	317,468
Non-taxable (non-deductible) change in fair value warrants of financial instruments	(62,434)	6,706	50,456
Losses and other deductions for which no benefit has been recognized	(603,212)	(268,188)	(262,500)

Deferred income tax recoveries	$154,676	$218,232	$317,468

b) Income Tax Effect of Temporary Differences Recognized

 The tax effects of temporary differences recognized as at August 31, 2019 and August 31, 2018 are as follows:

	August 31, 2019		August 31, 2018
Deferred income tax assets
Exploration and evaluation assets	$4,721,336		$4,647,258
Scientific research and experimental developmental expenditures	5,424,332		5,527,640
	10,145,668		10,174,898
Deferred income tax liabilities
Property plant and equipment	(10,145,668	)(1)	(10,174,898)

Net deferred income tax assets	$-		$-

(1) Included the deferred income tax liability related to the carrying amount of Asset Held for Sale.

Avalon Advanced Materials Inc.	Page F-42

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

20. Income Taxes (continued)

c) Income Tax Temporary Differences Not Recognized

 The deductible income tax temporary differences that have not been recognized as deferred income tax assets as at August 31, 2019 and August 31, 2018 are as follows:

	August 31, 2019	August 31, 2018

Non-capital loss carryforwards	$35,630,141	$33,460,535
Scientific research and experimental developmental expenditures	5,670,428	5,345,287
Share issuance costs	458,359	781,253
Capital loss carry forwards	2,294,535	2,294,535

Deductible temporary differences not recognized	$44,053,463	$41,881,610

The Company also has non-refundable investment tax credit carry forwards of $5,701,467 (2018 - $5,773,473), which has not been recognized as a deferred income tax asset.

d) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $33,963,000 (2018 - $31,793,000, 2017 - $26,424,000) available to reduce future years' Canadian taxable income. These losses will expire as follows:

2026	$ 156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000
2031	3,050,000
2032	3,601,000
2033	4,151,000
2034	4,211,000
2035	4,397,000
2036	3,008,000
2037	2,805,000
2038	2,837,000
2039	2,170,000

 The Company also has net operating losses of approximately $1,668,000 (2018 - $1,668,000, 2017 - $1,668,000) to reduce future years' U.S. taxable income. These losses will expire as follows:

2031	$ 5,000
2032	2,000
2033	3,000
2034	1,658,000

e) Capital Losses

 The Company has capital losses carried forward of approximately $2,295,000 (2018 - $2,295,000, 2017 - $2,295,000) available to reduce future years' Canadian taxable capital gains.

Avalon Advanced Materials Inc.	Page F-43

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

21. Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31,	August 31,	August 31,
	2019	2018	2017

Weighted average number of common shares used in the calculation of basic loss per share	275,760,316	215,152,381	187,869,637
Diluted impact of convertible note payable	-	-	-
Diluted impact of convertible redeemable preferred shares	-	-	-
Diluted impact of warrants	-	-	-
Diluted impact of stock options	-	-	-

Weighted average number of common shares used in the calculation of diluted loss per share	275,760,316	215,152,381	187,869,637

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2019 was $3,386,335 (2018 - $3,240,744, 2017 - $3,357,321).

As at August 31, 2019, the Company had 36,619,013 (2018 - 31,179,240, 2017 - 24,649,240) warrants and 9,396,250 (2018 - 11,345,000, 2017 - 10,335,000) stock options outstanding. As at August 31, 2019, the Company also had 145 Preferred Shares (2018 - 570, 2017 - 480) and $175,000 (2018 and 2017 - $Nil) Convertible Note Payable outstanding, which could had been converted into a total of 28,717,320 common shares based on the closing price of the Company's common shares on the TSX of $0.045 on August 31, 2019. These warrants, options, Preferred Shares and Convertible Note Payable could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2019, August 31, 2018 and August 31, 2017.

22. Operating Lease Arrangements

The Company has entered into commercial leases on its premises and the future minimum lease payments under non-cancellable operating leases are as follows:

2020	$205,537
2021	214,644
2022	216,921
2023	221,474
2024	223,751
2025 and thereafter	74,584

23. Commitments

As at August 31, 2019, pursuant to the subscription agreements entered into for the December 2018 private placement the Company is required to incur additional CEE of $221,580 by December 31, 2019.

24. Events After the Reporting Period

Subsequent to the year ended August 31, 2019, the Company:

a) granted an aggregate of 675,000 stock options with a weighted average exercise price of $0.08 per share to certain employees, directors and consultants of the Company. The weighted average contract life of these options at issuance was 3.4 years;

Avalon Advanced Materials Inc.	Page F-44

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019, 2018 and 2017

24. Events After the Reporting Period (continued)

b) issued a total of 7,676,845 common shares pursuant to the conversion of 30 B1 Preferred Shares and 20 C1 Preferred Shares;

c) issued 2,846,254 common shares pursuant to the conversion of $116,667 Convertible Note Payable;

d) as described in note 8a, received cash payments of $1.8 million related to the sale of a certain portion of the Nechalacho resources;

e) had 1,085,000 stock options with an average exercise price of $0.26 per share expire;

f) had 2,400,000 warrants with an exercise price of $0.16 per share expire; and

g) had 288,000 brokers' compensation warrants with an exercise price of $0.15 per share expire.

Avalon Advanced Materials Inc.	Page F-45