Form 20-F
period 2020-08-31
Avalon Advanced Materials Inc.
filed 2020-11-27
CIK 1362898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended August 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
348,413,157 common shares as at August 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

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

Qualified Persons

Except as otherwise noted in this Annual Report, Mr. Donald S. Bubar, P.Geo., President and Chief Executive Officer, Mr. David Marsh, FAusIMM (CP), consulting metallurgist and Dr. William Mercer, P.Geo., Vice President, Exploration are qualified persons for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and have reviewed and approved the technical information included in this Annual Report. See also Item 7. - Major Shareholders and Related Party Transactions - C. Interests of Experts and Counsel.

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
  risks related to the impact of the novel coronavirus ("COVID-19") pandemic, or other global pandemics;
  risks related to either Avalon's or Cheetah's development plans of the Nechalacho Project negatively impacting the other's development plans;
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
  risks related to cybersecurity;
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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, the Company may be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101. Under the SEC Modernization Rules, the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding Canadian standards and the SEC has added definitions to recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" which are also substantially similar to the corresponding Canadian standards; however, there are differences in the definitions under the SEC Modernization Rules and the Canadian standards and therefore once the Company begins reporting under the SEC Modernization Rules there is no assurance that the Company's reserve and resource estimates will be the same as those reported under Canadian standards as contained in this Annual Report.

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended August 31, 2020, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles.

Glossary of Mining Terms

Anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

Anomaly	Any concentration of metal noticeably above or below the average background concentration.

Anorthosite	An unusual mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar

Assay	An analysis to determine the presence, absence or quantity of one or more components.

Cesium Formate	A high density, low viscosity fluid used in deep offshore oil drilling

Calcined	Heated to a high temperature but below the melting or fusing point, causing loss of moisture, reduction or oxidation, and the decomposition of carbonates and other compounds.

Comminution	The reduction to a powder.

Cubic metres or m3	A metric measurement of volume, being a cube one metre in length on each side.

Decrepitation

The shattering of minerals by the application of heat. In this instance it refers to the heating of the petalite to 1,050OC in order to convert the lithium to a form which can be dissolved by sulphuric acid after roasting

Dense Media Separation ("DMS")	A gravity process method for separating minerals of different specific gravity. Fluids of suitable density are used so that the minerals lighter than the fluid float and those that are denser sink.

Diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimetres or more in diameter.

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

Greisen	A hydrothermal mineral deposit associated with granites consisting of a stockwork of mineralized veins and replacement zones in altered and mineralized granitic rocks

Hectare or ha	An area totalling 10,000 square metres or 2.47 acres.

Highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

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

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

Intrusive	A rock mass formed below earth's surface from magna which has intruded into a pre-existing rock mass.

Lepidolite	A mineral of the mica group containing lithium, typically gray or lilac in color.

Lithian muscovite	A form of the mineral lepidolite containing lithium oxide and having a modified two-layer monoclinic muscovite structure.

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

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

Mica	Any of a group of minerals that are complex silicates that crystallize in thin, somewhat flexible, translucent or colored, easily separated layers, including muscovite and lepidolite.

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

Muscovite	The most common mineral of the mica family

Pegmatite	A coarse-grained granite, sometimes rich in rare elements such as uranium, tungsten, lithium, cesium, beryllium and tantalum.

Petalite	A lithium aluminum silicate mineral, Li(AlSi4O10), occurring in colorless or white foliated masses

Plagioclase	Any of a common rock-forming series of triclinic feldspars, consisting of mixtures of sodium and calcium aluminum silicates.

Pollucite	A cesium ore mineral

Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

Preliminary Economic Assessment or Scoping Study	A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

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

Cautionary Note to U.S. Investors: Please review the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above.

Silicate	Any of a large group of silicon-oxygen compounds. Silicates make up about 95 percent of Earth's crust and upper mantle.

Spodumene	A translucent, typically grayish-white silicate mineral which is a source of lithium.

Syenite	Coarse-grained intrusive igneous rock with a general composition similar to that of granite, but deficient in quartz, which, if present at all, occurs in relatively small concentrations.

Tantalite	A dense black mineral consisting of a mixed oxide of tantalum and iron.

Tonne or Metric tonne	Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements.

For the years ended August 31, 2020, 2019, 2018, 2017 and 2016 ("Fiscal 2020", "Fiscal 2019", "Fiscal 2018", "Fiscal 2017" and "Fiscal 2016" respectively), we have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB.

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

The tables below set forth selected consolidated financial data under IFRS for the years ended August 31, 2020, 2019, 2018, 2017 and 2016. In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	August 31, 2020	August 31, 2019	August 31, 2018	August 31, 2017	August 31, 2016
Operating Revenues	$-	$-	$-	$-	$-
Loss before other items	(5,367,264)	(3,386,335)	(3,240,744)	(3,357,321)	(3,539,645)
Net Loss and Total Comprehensive Loss for the Year	(5,367,264)	(3,386,335)	(3,240,744)	(3,357,321)	(3,539,645)
Loss per Share, Basic and Diluted	(0.016)	(0.012)	(0.015)	(0.018)	(0.021)
Total Assets	116,597,484	124,012,322	121,932,188	120,436,379	118,515,050
Total Liabilities	2,095,820	5,785,067	4,616,480	4,125,269	1,498,030
Share Capital	179,329,547	177,802,700	173,600,797	169,593,205	167,181,354
Total Equity	114,501,664	118,227,255	117,315,708	116,311,110	117,017,020
Weighted Average Number of Common Shares Outstanding	334,332,582	275,760,316	215,152,381	187,869,637	167,184,272
Dividends declared	Nil	Nil	Nil	Nil	Nil

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

 Avalon is an exploration and development company and has no history of mining or refining mineral products from its properties.  As such, any future revenues and profits are uncertain.  There can be no assurance that the Nechalacho Project, the Separation Rapids Lithium Project or any other project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings.  Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure.  The Company will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations.  There is no certainty that the Company will generate revenue from any source, operate profitably or provide a return on investment in the future.

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

 As at August 31, 2020, the Company has current assets of $1,677,400 and current liabilities of $1,043,819, and its working capital is $633,581. Excluding the deferred flow-through share premium of $136,800, the Company's adjusted working capital was $770,381 (calculated by adding back the deferred flow-through share premium of $136,800 to the working capital of $633,581). As the de-recognition of the balance of the deferred flow-through share premium will not require the future outflow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.

The development of the Nechalacho Project and the Separation Rapids Lithium Project involve numerous uncertainties and there are no guarantees that we will be successful.

 Mine development projects typically require long time frames and significant expenditures before production is possible.  Bringing any of the Nechalacho Project and the Separation Rapids Lithium Project into successful operation is dependent on many factors such as:

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

 Other unanticipated problems and delays may arise in the development of the Nechalacho Project or the Separation Rapids Lithium Project and, accordingly, the Company may not be successful in establishing mining and processing operations.

Additional financing will be needed for our business operations and there are no guarantees that we will be able to raise sufficient funds.

 The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project or the Separation Rapids Lithium Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources, will be adequate to fund general and administrative expenses and planned exploration and development expenses through the end of February 2021, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time.  Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mineral industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all.  Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project or the Separation Rapids Lithium Project, and could require the Company to reduce general and administrative expenses or impair the Company's ability to continue as a going concern.  Future financings may result in significant dilution to existing shareholders.

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

Our business, results of operations and ability to raise capital may be adversely affected by the COVID-19 pandemic.

 In March 2020, the World Health Organization declared the COVID-19 virus a pandemic, which has resulted in quarantines, travel restrictions, and the temporary closure of many businesses around the word. Government efforts to contain the spread of COVID-19 through city lockdowns or "stay-at-home" orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. In the first half of 2020, many businesses and social activities around the world were severely disrupted. Such disruption and the potential economic setbacks in a worldwide scale in 2020 could have a material adverse effect on our business, our results of operations and our ability to raise capital. Furthermore, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations, including delays in receiving the necessary government permits and approvals, the ability to conduct field programs, the ability to conduct metallurgical testwork at third party labs and the ability to raise capital through the stock market.

The development plans of owner of the near surface resources of the Nechalacho Project may negatively impact the Company's own development plans.

 During the year ended August 31, 2020, the Company sold the near-surface resources of the Nechalacho Project (which were not part of its own development plans).  Although the parties have agreed to work together, and have even formed a jointly-owned company to temporarily hold the exploration permits and related authorizations, there is a risk that one company's development work could negatively impact the other's development plans.  Such impacts may hinder the Company's ability to develop the Nechalacho Project.

The Preliminary Economic Assessment of the Separation Rapids Lithium Project is preliminary in nature and there is a risk that this project will not continue to a positive feasibility stage.

 The Preliminary Economic Assessment ("PEA") of the Separation Rapids Lithium Project is preliminary in nature. The metallurgical processes developed for the project require further work to confirm that a commercially acceptable product can be consistently produced and sold in the marketplace. There is no certainty that the preliminary economic assessment model will be realized. There is no assurance that the Company will be able to obtain the financing necessary or gathering all the technical information needed to support the completion of a feasibility study.  Even if a feasibility study is completed there is no assurance that the economic scenario envisioned therein will be sufficiently positive to warrant execution of the project.

We will need to enter into off-take agreements and failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project and the Separation Rapids Lithium Project.

 The Company intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho Project and Separation Rapids Lithium Project in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of these projects.

The ore types at both the Nechalacho Project and Separation Rapids Lithium Project are unique and there is a risk that the metallurgical process that we anticipate using will not perform at commercial scale as expected.

 The ore types on both projects are unique for which well-established metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench and pilot scale will not perform at commercial scale as expected. The failure of such metallurgical process could materially and adversely affect the Company's expected project development and production schedules.

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

 The Company will need to enter into agreements with applicable Aboriginal groups to complete the development of the Nechalacho Project.  The Company has entered into an accommodation agreement with the Deninu K'ue First Nation ("DKFN") which provides for business and employment opportunities for the DKFN and contains measures to mitigate the environmental and cultural impacts of the project. The Company is seeking to enter into similar agreements with the Lutsel K'e Dene First Nation (the "LKDFN") and Yellowknives Dene First Nation (the "YKDFN"), but there is no assurance that these agreements will be completed in a timely manner or at all.  Even after the accommodation agreements are entered into, the continuing co-operation of the First Nations will be required to implement the terms of the agreements and proceed with the Nechalacho Project. Any failure of co-operation by these or any other potentially impacted Aboriginal groups could result in delay of work on the Nechalacho Project.  The Company also has entered into a Participation Agreement with the Northwest Territory Métis Nation ("NWTMN").  This agreement provides for training, employment, and business opportunities for the NWTMN related to the Nechalacho Project and associated facilities in the Northwest Territories. The Participation Agreement also contains measures to mitigate environmental and cultural impacts that may result from the project development.

 During the year ended August 31, 2020, the DKFN's legal counsel sent a letter to the Company dated February 11, 2020, asserting that Avalon was in breach of its Accommodation Agreement with the DKFN, as the DKFN had not received advance notice regarding assignment and business opportunities related to the co-ownership agreement with Cheetah.  The Company responded on February 20, 2020, explaining that the resources that were sold to Cheetah were not subject to the Agreement and accordingly Avalon was not in breach of the Accommodation Agreement.  There has been no subsequent communication from the DKFN's legal counsel with respect to this matter.

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

 In addition, the Company will also need to obtain a parcel of land similar to the previously identified land parcel in Geismar, Louisiana, or elsewhere, to build its own rare earth refinery.

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

 Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company in the future may differ significantly from those anticipated by the Company's current estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated.  The Company's actual costs and production may vary from estimates for a variety of reasons, including: lack of availability of raw material or equipment; unexpected construction or operating problems; metallurgical performance; unanticipated geologic features; short-term operating factors; delays in delivery of consumables; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes.  Costs may also be affected by a variety of factors, including changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost and consumption rate of commodities, general inflationary pressures and currency exchange rates.  Many of these factors are beyond the Company's control.  Failure to achieve estimates or material increases in costs could have an adverse impact on the Company's future cash flows, business, results of operations and financial condition.

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

 The Company's revenues, if any, from the Nechalacho Project and Separation Rapids Lithium Project, are expected to be derived in large part from the mining and sale of rare metals and minerals from the Basal Zone deposit. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control, including international economic and political conditions (such as the complaint filed with the World Trade Organization and won by the United States, the European Union and Japan against China's REE export restrictions in 2014), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of lithium, REE and other rare mineral substitutes; lithium, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of rare metals and minerals and therefore the Company's ability to finance the construction of the Nechalacho Project or the Separation Rapids Lithium Project and economic viability of the Company's operations cannot be accurately predicted.

 REE prices increased significantly during 2010 and most of 2011 and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Between 2012 and 2015 prices continued to slowly fall and remained steady from mid-2015 to late 2016.  Prices have begun to increase for many of the REEs between 2017 and 2020, but only marginally for "non-magnet" REEs.  Future price trends for rare earths still depend on decisions made in China. China remains the dominant producer at approximately 90% of supply. Prices could continue to increase as demand increases and if China continues to restrict output from illegal producers and continues to restrict output from producers who do not follow environmental regulations. Prices could be maintained or even fall as demand increases if China decides to release stockpiles of rare earths it has apparently accumulated during the last few years, or if it instructs government approved producers to increase supply.

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

We operate in a highly competitive industry and some of our competitors may engage in predatory pricing behaviour or manipulation of the available supply of REE or lithium.

 An increase in the global supply of rare metal and REE products and lithium, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project or the Separation Rapids Lithium Project.  The pricing and demand for rare metal and REE products and lithium is affected by a number of factors beyond the Company's control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides the majority of the world's supply of REE. In 2010 China reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in REE scarcity and significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements.  These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013.  Prices have started to recover in early 2017 with the increased demand for magnets for motors of hybrid and electric vehicles, but only marginally. Higher rare earth prices in 2020 and beyond could bring about renewed interest in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices.  Lithium prices have dropped by approximately 30% from 2019 to 2020.  Further, the prospect of the Nechalacho Project and the Separation Rapids Lithium Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE and/or lithium.  Any increase in the amount of rare earth products exported from China or from mines outside China, or produced in South America or Australia in the case of lithium, and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project or our ability to further pursue the Separation Rapids Lithium Project.  As a result of these factors, the Company may not be able to compete effectively against future competitors.

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

 Mineral resource and mineral reserve estimates are based upon estimates made by Company personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. There is no certainty that any of the mineral resources or mineral reserves identified on the Nechalacho Project or Separation Rapids Lithium Project will be realized, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Evaluations of drilling results are ongoing, but until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.

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

 The construction and operation of the Nechalacho Project and the other exploration and development operations of the Company, such as on the Separation Rapids Lithium Project, require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, mining and processing operations at its projects.  If the Company proceeds to production on the Nechalacho Project or any other project, licenses and permits may contain specific operating conditions and there can be no assurance that these conditions will not result in material increases in capital or operating costs or reductions in anticipated production, or that the Company will be able to comply with any such conditions.  Costs related to applying for and obtaining permits and licenses or complying with the requirements they impose may be prohibitive and could delay planned exploration, development, construction or operation activities.  Failure to comply with applicable laws, regulations and permitting requirements or with the conditions contained in licenses or permits may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

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

 The Company will be dependent on various supplies, equipment, parts and labour and the services of contractors to carry out construction of the Nechalacho Project and to carry out its other exploration and development projects such as the Separation Rapids Lithium Project.  The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Company's ability to successfully construct and operate the Nechalacho Project and carry out its other exploration and development activities on the Separation Rapids Lithium Project.

The loss of key management personnel may adversely affect our business and results of operations.

 The Company is dependent on the services of key executives including the Company's President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of the Nechalacho Project and other projects such as the Separation Rapids Lithium Project, as well as the identification of new opportunities for growth and funding. Due to the Company's relatively small size, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees required for the development of the Company's activities may have a material adverse effect on the Company's business or future operations.

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

 The mineral exploration and development industry is intensely competitive. Significant competition exists for the marketing of the minerals that the Company intends to produce as well as the acquisition of mineral concessions, claims, leases and other mineral interests. The Company may be at a competitive disadvantage in arranging for the sale of products intended to be produced at the Nechalacho Project or other properties, such as the Separation Rapids Lithium Project, or in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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

We are subject to cybersecurity risks.

The Company is reliant on its information technology ("IT") systems for its operations. User access and security of all Company sites and IT systems can be critical elements to its operations, as is cloud security, security of all of the Company's IT systems, and protection against cyber security incidents. Any IT failure pertaining to availability, access or system security could potentially result in disruption of the activities of the Company and its personnel, and could adversely affect the reputation, operations or financial performance of the Company.

Potential risks to the Company's IT systems could include unauthorized attempts to extract sensitive business information, confidential or personal information, denial of access extortion, corruption of information or disruption of business processes, or by inadvertent or intentional actions by the Company's employees or vendors. A cybersecurity incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, all of which could materially impact the Company's business or reputation.

We believe that we may be a "passive foreign investment company" for the current taxable year which may result in materially adverse United States federal income tax consequences for United States investors.

U.S. investors in the Company's common shares and warrants should be aware that the Company believes it was classified as a "passive foreign investment company" (a "PFIC") under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended during its tax year ended August 31, 2020, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it may result in materially adverse United States federal income tax consequences for such United States person.  The potential consequences include, but are not limited to, re-characterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants.  Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.

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

Avalon is a mineral exploration and development company with a focus on rare metals and minerals with high technology and environmentally beneficial applications.  Avalon operates primarily in Canada with a focus on "Technology Metals" or "Cleantech Materials", including lithium, tantalum, cesium, indium, gallium, germanium, tin, rare earth elements ("REE"), yttrium and zirconium.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility ("CSR") best practices.  Contemporaneously with this filing, the Company is releasing its ninth comprehensive sustainability report (the "2020 Sustainability Report").

The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium compounds, is growing rapidly due to their importance in an expanding array of applications in new clean technology notably energy storage and electric vehicles.

The Company is in the process of exploring or developing three of its five mineral resource projects, including the re-activation of one early-stage project: Lilypad Cesium-Tantalum. For at least the last three fiscal years the Company has expended substantially all of its efforts on the development of its Nechalacho Rare Earth Elements Project, the East Kemptville Tin-Indium Project and the Separation Rapids Lithium Project. The Company's principal capital investments have been in its resource properties, with expenditures totalling $635,546, $1,031,100 and $2,272,883 in Fiscal 2020, 2019, and 2018 respectively.

Nechalacho Project

The Company completed its feasibility study ("FS") on the Nechalacho Project in April 2013, and its Report of Environmental Assessment (the "Report of EA") was approved by the Minister of Aboriginal Affairs and Northern Development Canada ("AANDC") in November 2013.  Nechalacho is the Company's most advanced project, although it has been inactive over the past few years following the decline in rare earth prices in 2014-15, after China relaxed its export quotas.  A preliminary site preparation water license and land use permit has been issued which provides approval for first year site preparation work at the Nechalacho site.  Full construction and operational license and permit for the Nechalacho site will take approximately 4-6 months to obtain, once the Company commences the final application process.

Since the completion of the FS, Avalon has been focused on optimization work on the project development model, including metallurgical process optimization work and mine plan optimization. This has included work on recovery of other mineral products, notably zirconium. Although preliminary estimates of the capital and operating costs associated with these new processes may be higher than those contained in the FS, it is anticipated that the increased revenues from the additional "heavy" rare earths, europium through lutetium ("HREE") production may yield an overall improvement in project economics. Demand for some of the other rare metals present in the Nechalacho resource such as zirconium, may see demand increases to justify further work on product development. Markets for rare earth elements, however, have remained quiet since the FS was issued and it is only since the start of 2017 that prices for the "Magnet REE "(Nd, Pr, Dy) have begun to increase due to steadily growing demand for high-strength permanent magnets for motors of hybrid and electric vehicles.

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

In Fiscal 2018, the renewed demand for Nd-Pr motivated Avalon to re-activate the project to look specifically at near term, small-scale development potential in the near-surface Nd/Pr-rich T-Zone and Tardiff Zones, which were not part of the 2013 Feasibility Study development model.

During Fiscal 2019, the Company and a private Australian company, Cheetah Resources Pty Ltd. ("Cheetah"), entered into a definitive agreement (the "Agreement"), under which Cheetah acquired ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property ("Upper Zone Resources") for a total cash consideration of $5 million.  Cheetah was subsequently acquired by Vital Metals Limited, a publicly-listed company in Australia (VML-ASX).  The sale closed in Fiscal 2020.

The Company retained ownership of the mineral resources below a depth of 150 metres above sea level ("Basal Zone Resources"), a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes.  Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity.  This agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.  The eight mining leases are jointly recorded in the names of Cheetah 50% and the Company 50%, while the beneficial ownership is held in trust by Cheetah and Avalon as to their respective beneficial ownership entitlement in and to the Upper Zone Resources and the Basal Zone Resources, respectively.

During Fiscal 2020, Avalon and Cheetah formed a jointly-owned corporation to hold the exploration permits and related authorizations related to Nechalacho.  Avalon and Cheetah also entered into a co-ownership agreement governing each party's activities and management at site.  The Company continues to provide Cheetah with assistance as needed in support of their permitting efforts and future development plans, for example by managing a drill program on the property in the fall of 2019.  Cheetah has filed financial assurance that was approved by the NWT regulator for all their activities in the T Zone, which reduces Avalon's overall site closure liability.  In addition, any improvements to infrastructure, such as road upgrades, done at site by Cheetah could potentially benefit the Avalon's own development plans.  Once Cheetah successfully initiates production, Avalon anticipates there will be future opportunities to expand production at the site by re-activating work on its heavy rare earth rich Basal Zone resource.

Separation Rapids Lithium Project

Growing demand for rechargeable batteries in electric vehicles and home energy storage is expected to result in continued growth in the consumption of lithium. There is general consensus among industry analysts that demand for lithium will at least double over the next 10 years and that a supply deficit will emerge in the market as existing producers struggle to meet the rapidly growing demand. Several companies in the lithium business have already expressed interest in participating in the future development of the Separation Rapids Lithium Project. The potential exists for the Company to serve both the glass-ceramics and the battery materials markets going forward as the petalite mineral concentrate (which represents the final product for the glass-ceramics industry) is the intermediate product for making a battery material.

The potential for production of high purity lithium hydroxide was demonstrated in the 2015 work program and a scaled-up test to further evaluate this process and generate cost information for a PEA focused on the battery materials market opportunity was subsequently completed. During Fiscal 2016 the Company designed an innovative hydrometallurgical process to produce a lithium hydroxide product from the petalite concentrate.  During Fiscal 2017 the Company completed a positive Preliminary Economic Assessment ("PEA") on which it had spent most of its efforts in Fiscal 2016.

During Fiscal 2018, the Company completed an updated PEA for the Separation Rapids Lithium Project. The updated PEA reflects a simplified business model that focuses on initial production of lithium mineral concentrates for glass-ceramics, while planning for a future expansion to also produce lithium battery materials (either lithium carbonate and lithium hydroxide, depending on market demand at the time). This smaller scale development model reduces capital expenditure requirements substantially from the original model completed in September 2016, while generating attractive returns and reducing overall business and permitting risk.

In 2020, in response to growing interest in establishing new lithium battery materials supply chains in Canada, Avalon began looking at opportunities to collaborate with other aspiring new lithium producers in northern Ontario on establishing a centrally-located lithium battery materials processing facility. Subsequent to year-end, Avalon announced that it had signed a letter of intent to collaborate with Rock Tech Lithium Inc. on establishing such a facility in Thunder Bay, Ontario. The two companies are now working together to finalize a development plan for this facility.

In the meantime, to further optimize its lithium hydroxide process flowsheet, Avalon has shipped a 50 kg sample of petalite concentrate to a lab in Sudbury, Ontario to generate leach solution for use in optimizing the final stages of the process, which involves the use of electrolysis to produce lithium hydroxide. The program will focus on an improved membrane alternative and efficient crystallization of the final high purity product. The results will enable finalizing equipment selection and design.  Other testwork underway is focused on ways to reduce processing costs and energy consumption, including alternative milling technologies, and the use of a Dense Media Separation Process (DMS) to produce a petalite concentrate without the use of froth flotation.

There continues to be significant interest in Avalon's petalite product from major international glass and ceramic manufacturers, while the Company also looks at producing a lithium battery material and establishing a business with a diversified mix of lithium products.  The glass-makers now require large product samples for evaluation before making firm commitments on offtake, which the Company intends to start producing in 2021 once a suitable sized process facility is identified.

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

The Company presently holds mineral rights at East Kemptville through an exploration licence. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders.

The Company completed a preliminary economic assessment during Fiscal 2018 with a development model of utilizing the existing tailings management area ("TMA") and had been in negotiation with the surface rights owner to secure full tenure to the project site. Agreement in principle was reached in Fiscal 2019, however, the surface rights owner subsequently refused to sign the agreement after putting on hold on any new work on TMAs on all of its closed mine sites. Not having access to the existing unused tailings ponds severely limits the possibilities for economic re-development of the site. This realization coupled with the continuing difficulties in getting surface access to the project site, caused the Company to decide to withdraw its lease application and has written off the costs incurred to-date of $5,587,210 as an impairment loss during Fiscal 2020.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company's website (http://avalonadvancedmaterials.com/). The information on, or accessible through, our website is not part of this annual report on Form 20-F.

B. Business Overview

Operations and Principal Activities

The Company is a mineral exploration and development company with a focus on rare metals and minerals with high technology and environmentally beneficial applications, now commonly referred to as "Critical Minerals". Avalon presently owns five critical mineral projects in Canada, three of which are under active development, but none of which are in production.  It also owns royalty interests in two exploration projects which are not in production. For at least the last three years the Company has expended substantially all of its efforts on the development of the Nechalacho Project, the Separation Rapids Lithium Project and the East Kemptville Tin-Indium Project.

The Company currently relies on equity markets to raise capital to finance its exploration and development programs. The Company has minimal debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances.  As at August 31, 2020, the Company had adjusted working capital of $770,381 (which is calculated by adding back the deferred flow-through share premium of $136,800 to the working capital of $633,581). As the de-recognition of the balance of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity. The Company also may potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

Nechalacho Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories ("NWT"), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is now comprised of eight contiguous mining leases 5,786 hectares (14,297 acres), after three mining claims totalling 332 hectares on the southwest side of the original five leases were converted to mining leases. The original five leases are subject to one underlying 2.5% Net Smelter Returns ("NSR") royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.6 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

During Fiscal 2019, the Company and Cheetah entered into a definitive agreement, under which Cheetah acquired ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property ("Upper Zone Resources") for a total cash consideration of $5 million.  The sale closed in Fiscal 2020.  Cheetah was subsequently acquired by Vital Metals Limited, a publicly-listed company in Australia (VML-ASX).

The Company retained ownership of the mineral resources below a depth of 150 metres above sea level ("Basal Zone Resources"), a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes.  Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity.  This agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.  The eight mining leases are jointly recorded in the names of Cheetah 50% and the Company 50%, while the beneficial ownership is held in trust by Cheetah and Avalon as to their respective beneficial ownership entitlement in and to the Upper Zone Resources and the Basal Zone Resources, respectively.

During Fiscal 2020, Avalon and Cheetah formed a jointly-owned corporation to hold the exploration permits and related authorizations related to Nechalacho.  Avalon and Cheetah also entered into a co-ownership agreement governing each party's activities and management at site.  The Company continues to provide Cheetah with assistance as needed in support of their permitting efforts and future development plans, for example by managing a drill program on the property in the fall of 2019.  Cheetah has filed financial assurance that was approved by the NWT regulator for all their activities in the T Zone, which reduces Avalon's overall site closure liability.  In addition, any improvements to infrastructure, such as road upgrades, done at site by Cheetah could potentially benefit the Avalon's own development plans.

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

Avalon's next steps are primarily focused on continuing its process optimization work and new product development, with a view toward producing an updated technical report incorporating the results of such work. Other goals include completing the acquisition of the land use permit and water license, carrying out an additional pilot plant trial of the new hydrometallurgical plant flowsheet (to confirm reagent recycle performance), finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing.  Avalon continues to monitor regulatory changes in the NWT in order to prepare for and facilitate permitting for its development of the project.

While the Nechalacho Project has been relatively inactive since 2014, the Company continues to monitor REE markets closely and there have been some recent indications of renewed demand. The anticipated increase in demand for electric vehicles ("EV"s) in the coming years, and the need for high strength permanent magnets in the electric motors for these vehicles have sparked a significant increase in price for the "magnet rare earths" neodymium ("Nd") and praseodymium ("Pr") in recent years.    In Fiscal 2019 and 2020, interest in creating new rare earth supply chains outside China has revived due to the ongoing uncertainty around security of supply in the wake of the recent US China "trade war" and permitting issues Lynas Corporation has faced in maintaining operations with its Rare Earth Separation Plant and Refinery in Malaysia.

The key factors going forward influencing the timely execution of the Nechalacho Project are securing one or more strategic or financial partners, securing sufficient binding agreements for off-take to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction and operating permits.

Separation Rapids Lithium Project

The Separation Rapids property now consists of nineteen mineral claims and one mining lease covering a combined area of approximately 4,414 hectares (10,910 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of approximately 421 hectares over the area of the lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure.  Avalon also owns three aggregate permits along the road to the site, which cover a total area of approximately 16 hectares and are located within the area covered by the claims.  The original vendors retained a 2.0% NSR interest in the property, which was acquired in 2012 by a wholly-owned subsidiary of the Company for $220,000.  The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials as well as lithium compounds for the battery industry.

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

To further optimize this flowsheet, Avalon has shipped a 50 kg sample of petalite concentrate to a lab in Sudbury, Ontario to generate leach solution for use in optimizing the final stages of the process, which involves the use of electrolysis to produce lithium hydroxide. The program will focus on an improved membrane alternative and efficient crystallization of the final high purity product. The results will enable finalizing equipment selection and design.  Other testwork underway is focused on ways to reduce processing costs and energy consumption, including alternative milling technologies and the use of a Dense Media Separation Process (DMS) to produce a petalite concentrate without the use of froth flotation.

During Fiscal 2020, Avalon updated its Quarry License and filed an updated Advanced Exploration Closure Plan for the planned bulk sample that is required for further testing purposes with potential customers.  The Quarry License allows for unlimited extractions and the financial assurance required from the regulator for the Closure Plan is significantly lower than already filed due to progressive rehabilitation and modifications to the Closure Plan.

There continues to be significant interest in Avalon's petalite product from major international glass and ceramic manufacturers, while the Company also looks at producing a lithium battery material and establishing a business with a diversified mix of lithium products. The glass-makers now require large product samples for evaluation before making firm commitments on offtake, which the Company intends to start producing in 2021 once a suitable sized process facility is identified.

The key factors going forward influencing the timely execution of the Separation Rapids Lithium Project are: securing sufficient product offtake commitments to support project financing; the availability of sufficient equity and/or debt financing and receipt of all requisite operating permits and approvals.

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

The Company presently holds mineral rights at East Kemptville through an exploration licence. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders.

The Company completed a preliminary economic assessment during Fiscal 2018 with a development model of utilizing the existing tailings management area ("TMA") and had been in negotiation with the surface rights owner to secure full tenure to the project site. Agreement in principle was reached in Fiscal 2019, however, the surface rights owner subsequently refused to sign the agreement after putting on hold on any new work on TMAs on all of its closed mine sites. Not having access to the existing unused tailings ponds severely limits the possibilities for economic re-development of the site. This realization coupled with the continuing difficulties in getting surface access to the project site, caused the Company to decide to withdraw its lease application and has written off the costs incurred to-date of $5,587,210 as an impairment loss during Fiscal 2020.

Significant Acquisitions and Significant Dispositions

The Company has not made any significant acquisitions since the end of its 2016 fiscal year.

During Fiscal 2019, the Company and Cheetah entered into a definitive agreement, under which Cheetah acquired ownership of the near surface resources of the Nechalacho Project principally in the T-Zone and Tardiff Zones of the property ("Upper Zone Resources") for a total cash consideration of $5 million.  Cheetah was subsequently acquired by Vital Metals Limited, a publicly-listed company in Australia (VML-ASX).  The sale closed in Fiscal 2020.

The Company retained ownership of the mineral resources below a depth of 150 metres above sea level ("Basal Zone Resources"), a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes.  Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity.  This agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.  The eight mining leases are jointly recorded in the names of Cheetah 50% and the Company 50%, while the beneficial ownership is held in trust by Cheetah and Avalon as to their respective beneficial ownership entitlement in and to the Upper Zone Resources and the Basal Zone Resources, respectively.  During Fiscal 2020, Avalon and Cheetah formed a jointly-owned corporation to hold the exploration permits and related authorizations related to Nechalacho.

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

See also Item 3. Key Information - D. Risk Factors - Regulations and Mining Law, Governmental Regulation.

Corporate Social Responsibility ("CSR")

Contemporaneously with the filing of this annual report, the Company released its ninth comprehensive Sustainability Report. The 2020 Sustainability Report is available for view or download on the Company's website at: http://www.avalonadvancedmaterials.com. The 2020 Sustainability Report does not form part of this annual report.

Subsequent to fiscal year-end the Company announced that it has engaged Sustainalytics, a Morningstar company, to conduct an independent audit of the Company's business practices and policies toward obtaining an Environmental, Social and Corporate Governance ("ESG") Risk Rating License. Sustainalytics' ESG Risk Ratings provide investors with third-party validation of the Company's sustainability performance along with insights into why certain ESG issues are considered material for a company and how well a company is managing those risks. The benefits of obtaining an ESG Risk Rating include the ability to provide better access to ESG investment capital, and the ability to gain commercial benefit from the rating externally with creditors, suppliers and other stakeholders. The six-week audit and review process is expected to be completed by mid-December, 2020.

The 2020 Sustainability Report is being prepared in accordance with the Global Reporting Initiative's Global Reporting Standards.  The 2020 Sustainability Report will incorporate a self-assessment of Fiscal 2020 performance and sets targets for 2021 against the applicable and updated Mining Association of Canada "Toward Sustainable Mining" indicators.  It also integrates the appropriate United Nations' 17 Sustainable Development Goals into our sustainability performance for the second time.  Notably, Avalon completed risk assessments and updated all Emergency Response Plans for the sites where work was completed during the fiscal year.  All work programs at project sites were completed without environmental or health and safety incidents.  A risk assessment was completed related to the COVID 19 pandemic and detailed office re-opening procedures were develop and training completed for all employees.  The office is largely closed in the short term and employees are largely working from home.  No COVID 19 related illnesses have been reported.

In addition to the Company's safety and environmental performance in the field, the report includes many other accomplishments such as community outreach, and metallurgical process improvements that contribute to improved environmental performance.  Avalon is committed to working closely with its Indigenous partners to create lasting economic and social benefits in the communities.  Dialogue is ongoing with Wabaseemoong Independent Nations ("WIN") and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project, and was restarted with new Eabametoong First Nation Chief, Chief Harvey Yesno for the Lilypad Cesium-Tantalum Project.  During Fiscal 2020 the Company made a donation to secure a supply of hand sanitizer for Eabametoong First Nation to assist the community in managing the risk of spreading the COVID-19 virus to its members.  Avalon has an MOU with the Chapleau Cree First Nation regarding work at the Warren Township Anorthosite project, and with the Wabaseemoong Independent Nation at Separation Rapids and agreements with the Deninu K'ue First Nation ("DKFN") and the Northwest Territory Métis Nation ("NWTMN") at the Nechalacho Project.  Avalon continued discussions with the Acadia First Nation for the East Kemptville project and with the Metis Nation of Ontario for Separation Rapids.

Avalon's leading sustainability efforts are also benefitting the exploration industry.  During Fiscal 2019, the Prospectors and Developers Association of Canada ("PDAC") adopted Avalon's energy monitoring system and published it for its members, as well as working with regulators to develop balanced regulations with applicability to Avalon projects.  Avalon participated in a multi-stakeholder development of a climate change risk assessment and is utilizing it to augment existing risk assessments and project design to ensure resiliency to potential climate change impacts.  Avalon also supported PDAC in the development of training materials for the Mining Association of Canada's Toward Sustainable Mining's Community of Interest Panel regarding the exploration industry.  PDAC may further adapt them for a broad range of educational applications.  Avalon is also supporting the PDAC and Mining Association of Canada in its efforts to educate regulators and policymakers regarding the need to update regulations in order to encourage more exploration and development of critical minerals resources in Canada that are vital for establishing the new clean economy in Canada and to ensure access to land for exploration purposes.

The Company's focus is on materials that enable clean technology, including electric vehicles, power storage, solar and wind power.  In order to do this sustainably, Avalon designs its operations to minimize environmental impacts and greenhouse gas emissions, while planning for rehabilitation and productive use of the land post closure.  The Company also now incorporates a staged-development approach to its cleantech materials projects, which involves starting production at a modest scale, to minimize project footprint and potential risks to environment, while also reducing investment risk and creating opportunities for its Indigenous business partners.  Further, Avalon is a leader in looking at closed mine sites as opportunities to remediate long term environmental liabilities through economic extraction of valuable minerals from waste materials using new technologies such as sensor-based ore-sorting or the Precision Periodic extraction technology.

In response to the increasing concern expressed by regulators, insurers, investors, customers and other communities of interest, and building on its historic success in reducing greenhouse gas emissions, Avalon has recently begun investigating the potential to become carbon neutral by no later than 2050.  In conjunction with climate change risk assessment, Avalon is investigating a wide range of opportunities and potential barriers to cost effectively achieving this, and is cautiously optimistic that a serious and realistic commitment to achieving this goal can be made.

Being a recognized sustainability leader reduces costs and facilitates good relationships with communities, which helps reduce risk of experiencing lengthy delays in receiving operating permits and approvals.  This also helps facilitate the acquisition of our social license to operate.  Avalon believes that responsible users of our clean tech materials will require increasingly sustainable sources for their materials which we believe will provide Avalon with a competitive advantage in securing market access for its products.

C. Organizational Structure

The Company has three directly wholly-owned subsidiaries - Nolava Minerals Inc. ("Nolava") (a Delaware company), Avalon Rare Metals Ltd. (a Delaware company), and 8110131 Canada Inc. ("8110131") (a Canada company).  None of these subsidiaries has carried on any operations since their incorporation except for the staking and exploration of certain mining claims in Utah, USA by Nolava and the acquisition of certain royalties by 8110131.  In addition, the Company has a 50% interest in NWT Rare Earths Ltd., with Cheetah Resources Corp. owning the other 50%, which was created in Fiscal 2020 to hold the exploration permits and related authorizations pertaining to the Nechalacho Project, in order to assist each party's development of their respective projects.

D. Property, Plants and Equipment

The Nechalacho Project and the Separation Rapids Lithium Project are the Company's material properties.

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

2. Property Description and Location

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

In August 1986, the property was joint ventured with Hecla Mining Company of Canada Ltd. ("Hecla").  In 1988, earlier holes were re-assayed, and 19 more holes were drilled into the Nechalacho Deposit, primarily in the southeast corner, to further test for yttrium and REE. However, in 1990, after completing this and considerable work on the T Zone, including some limited in-fill drilling, extensive metallurgical testing and conducting a marketing study on beryllium, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. ("Conwest") until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd. ("Mountain"), a private company controlled by Royal Oak Mines Ltd. ("Royal Oak"), acquired the 34% controlling interest of Highwood.

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

The Nechalacho Deposit is a tabular hydrothermal alteration zone extending typically from surface to depths of approximately 200m, characterized by alternating sub-horizontal layers of relatively high and lower grade REE mineralization. HREEs are present in the Nechalacho Deposit in fergusonite ((Y, HREE) NbO4) and zircon (ZrSiO4), whereas the LREEs are present in bastnaesite, synchysite, allanite and monazite. Niobium and tantalum are hosted in columbite as well as fergusonite.

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

The Nechalacho Nepheline Syenite consists of a layered series of increasingly peralkaline rocks with depth.  A consistent downward progression is observed from hanging wall sodalite cumulates, through coarse grained to pegmatitic nepheline aegirine syenites which are locally enriched in zirconosilicates, to foayaitic syenite with a broad zone of altered "pseudomorphs-after-eudialyte" cumulates (referred to above as the Basal Zone).  This upper sequence is strongly to intensely hydrothermally altered by various sodic and iron-rich fluids.  Pre-existing zircon-silicates (eudialyte) are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals.  Below the Basal Zone cumulates, mineralization decreases rapidly, but alteration decreases more gradually, with relict primary mineralogy and textures increasingly preserved.  Aegirine and nepheline-bearing syenites and foayaitic syenites progress downward to sodalite foayaites and naujaite.  Drilling has not extended beyond this sodalite lithology to date.  Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

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

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole. On average, assay samples are two metres long except where, in the geologist's opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20 m thick, even spaced sampling is not considered a significant factor in resource estimation. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well-defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians. All geological, geophysical and geotechnical data was originally entered into a custom designed database, provided and maintained by an external consulting firm.

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

Starting in winter 2010, a second drill was added, also using HQ core. This core was sampled as above. From July 2010 on, this rig was converted to PQ diameter core in order to obtain more metallurgical sample. This core, weighing about 18 kg per metre, was initially sawn in order to acquire an assay sample of about 1.5 kgs, with a second cut for a library sample of about 1.5 kg, leaving about 14 kg for metallurgical purposes. However, due to the hardness of the rock, it was deemed that sawing the core was impractical due to low productivity. Consequently, a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and a library sample were split out and the remaining 3.3 mm material retained for metallurgical purposes. The results of the test that studied the particle size distribution and the homogeneity of the sample indicated that this was a satisfactory procedure for both assaying and metallurgy, and for mineralized intervals this PQ core procedure continued to be followed. For unmineralized core, a section was sawn off weighing about 3-5 kg per sample to avoid the cost of crushing whole core and the remaining core stored at site.

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

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the "older holes". These did not have internal Quality Assurance/Quality Control ("QA/QC") and were analyzed for a limited set of elements; however, six of the old holes were re-assayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario ("Lab 1"), and the secondary laboratory was in Vancouver, British Columbia ("Lab 2"). Samples were shipped to the Lab 1 facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Lab 2 in Vancouver for complete check analysis.

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

  Test a continuous version of the hydrometallurgical flowsheet.
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

2. Mineral Resources are estimated at an NMR cut-off value of US$320/t. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

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

2. Mineral Resources are estimated at an NMR cut-off value of US$320/t. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

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

The mineral reserve has been estimated based on conversion of the high-grade mineral resources at a cut-off value greater than US$320/t NMR. Payable elements include the REE, zirconium, niobium and tantalum.  No Inferred mineral resources were converted to mineral reserves. The high-grade mineral resources are 34.7% and 14.7% of the total Measured and Indicated mineral resources, respectively.

The key design criteria set for the Nechalacho mine are:

  Initial design based on a 20-year life-of-mine ("LOM") of high-grade material.
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

5. Mineral Reserves are estimated using an NMR cash cost cut-off value of US$320/t.

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

The estimated Measured Mineral Resources in the base case now stand at 12.56 million tonnes averaging 1.71% TREO, 0.38% HREO and 22.5% HREO/TREO. The only change of consequence in methodology from the November 26, 2012 Resource estimate was that the base case cut-off grade, expressed as Net Metallurgical Return ("NMR"), increased from US$320 to US$345 per tonne due to minor changes in estimated operating costs, as per the FS. Work is continuing on optimizing the mine plan to incorporate more of the high-grade ore identifiable at higher NMR cut-offs into the early years of production.

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

6. The changes in methodology from the November 26, 2012 Resource were the cut-off grade and the interpolation method. The cut-off grade, expressed as Net Metallurgical Return ("NMR"), increased from US$320 to US$345 per tonne. NMR is defined as "Net Metal Return" or the in-situ value of all payable metals, net of estimated metallurgical recoveries, and in the case of Nb, Ta and Zr, off-site processing costs. The revised interpolation method utilized the elevation above the lower contact of the Basal Zone to provide better geologic continuity of the ore zone. The effect on overall tonnage and grade is not material.

7. ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.

8. See the table below for individual rare earth oxide details.

9. See the table for Basal Zone tonnes and TREO grades at higher NMR cut-off values.

10. Values for HREO/TREO may differ due to rounding.

11. Note that references to the Upper Zone have been omitted.  Please see section 1.

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

1. Note that references to the Upper Zone have been omitted.  Please see section 1.

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

The rare earth filtrate from the water leach process would be cleaned through several neutralization and impurity removal steps. The resulting slurry would be filtered and washed, and the final rare earth precipitate dried to approximately 8% moisture.

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

In the FS, the separation plant and refinery are planned to be situated adjacent to an existing industrial facility in Geismar, Louisiana where Avalon had a purchase option on a suitably-sized property.  Electrical power, fresh water, sodium hydroxide and hydrochloric acid would be supplied via tie-in to an adjacent third party chemical production facility and rail spurs connected to the existing rail line in the adjacent facility would accommodate shipment of concentrate feed stock to and shipment of marketable product from the separation plant.  The design capacity in the FS has been based on the PFS capacity of 10,000 tonnes per year of TREO although forecast average annual production from the FS would be approximately 6,800 tonnes of TREO.

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

  Preliminary screening (MVLWB)
  Environmental assessment (MVEIRB)
  Environmental impact review (MVEIRB, if necessary)

Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007.  It was under this permit that the drilling programs in 2007 to April 2009 were conducted.  Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take-off and landing ("STOL") airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011. The land use permit for the construction of the airstrip has since been satisfactorily concluded.  Current exploration activities at Thor Lake are under a new land use permit issued by the MVLWB on June 23, 2011, that was originally issued for a period of five years beginning on July 5, 2011. However, on July 7, 2016, the MVLWB granted Avalon an extension of this permit to July 4, 2018. On June 19, 2019, a new exploration (Type B) land use permit was issued, valid until 2023, which also included the extension of the airstrip.

On April 23, 2010, Avalon submitted a land use and water license permit application through the MVLWB, for the mining, flotation processing and hydrometallurgical processing in the NWT. Upon completion of the MVLWB preliminary screening process, the Nechalacho Project was referred to the MVEIRB on June 11, 2010, for environmental assessment.

On May 20, 2011, the Company submitted the Developers Assessment Report ("DAR"), (more commonly referred to as an Environmental and Social Impact Statement).  In November, 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference.  First Round information requests were received and addressed from November 2011 to May 2012.  In mid-August 2012, Avalon participated in the environmental assessment process technical sessions organized by MVEIRB for various regulators and community representatives.  Subsequently, Avalon completed and submitted all additional work and undertakings requested by MVEIRB and other regulators for clarification purposes at the technical sessions.  Avalon then entered and completed the Second Round Information Requests stage.  The environmental assessment process ended with public hearings held on February 18 - 20, 2013 in Yellowknife, NWT and February 22, 2013 in Fort Resolution, NWT.  The final Report of Environmental Assessment (the "Report of EA") was released by MVEIRB on July 26, 2013, recommending approval by the responsible Ministers.  This approval was received on November 4, 2013.  Applications for the necessary construction and operating permits and licences were submitted in December 2013, and were subsequently amended into a two phase permitting process of 1) low impact site preparation activities and 2) the full construction and operations permits.  A Class A Land Use Permit and Class B Water Licence were approved on April 24, 2014 and May 22, 2014 respectively for identified low impact activities including site preparation, early camp erection, portal development and associated infrastructure such as roads, power and water treatment expected to take up to a full year, pending financing.  Avalon submitted a $50,000 security payment for the first phase of this activity and completed the site clearing phase of the project.  The additional phases may proceed with the filing of additional site security.  The permitting process for the full construction and operating permits continued to advance, including public Technical Review Sessions held in Yellowknife July 22-24, 2014.  Responses to intervener comments were initiated in 2014; however, since these technical review sessions the work on these permits has since been progressing intermittently to conserve resources. Approximately 4-6 months would be required to finalize these permits, once the Company commences the final application process.  This would not in any way limit the first year of pre-construction activity as approved under the existing permits, qualified by the filing of identified financial assurance.  In 2019, the Class A Land Use Permit was renewed and is valid until April 23, 2021, and similarly, the Class B Water License was renewed and is valid until May 21, 2021.

In its 220 page Report of EA, MVEIRB set out five measures that, when implemented, will mitigate any predicted environmental impacts so that they are no longer significant. These measures require the Company to:

• Ensure through comprehensive monitoring that the water released from the Nechalacho Project into the receiving environment does not cause significant impacts;

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

The proposed location of the hydrometallurgical plant contemplated in the FS is at Pine Point, NWT, which is a brownfield site formerly used as a lead/zinc mining operation located 90 kilometres east of Hay River in the NWT.  This proposed site is accessible by all-weather roads and highways.  A temporary barge dock and yard at the shore of Great Slave Lake would be developed for the movement of concentrate and supplies.  Offices, shops, yards, and access roads to the tailings management facility and the temporary barge dock on Great Slave Lake would need to be developed.  Clean (low greenhouse gas ("GHG")) electrical power would be obtained from the southern NWT power grid, from the Taltson Dam hydroelectric facility.  The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

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

In addition, two further drill programs were completed in winter (HQ rig) and summer (PQ rig), 2014. These programs, totalling 22 holes and 4,908 metres, were mainly for the purpose of collecting further mineralized drill core for metallurgical purposes.  The geological drill database has been updated but no new resource has been estimated.

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

Metallurgical Process Development

 Metallurgical testwork since the FS has been conducted under the direction of Avalon's consulting metallurgist, Mr. David Marsh. Recent work has focused on various optimization opportunities within the FS base case flowsheets for the Concentrator and in particular for the Hydrometallurgical Plant.

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

Mineral Reserves

As part of its annual procedures the Company analyzes price trends and other factors as they may impact the determination of its mineral reserves.  As part of this analysis, the Company obtained a new price forecast from a third party, which indicates that the long term REE average net price forecast would be now approximately US$46/kg compared to the US$62.91/kg used in the resource estimate.  Although most individual REEs are now forecasted to be below those used in the resource estimate, praseodymium and neodymium prices are generally forecasted to be higher than those used in the resource estimate and these have a significant impact on the average price.  Furthermore, the exchange rate used in the resource estimate was US$1=CAD$1.05 and current forecasts for the exchange rate are closer to US$1=CAD$1.27.  As all of the projected revenue, and less than a third of the projected costs are expected to be denominated in US dollars, this has a significantly beneficial effect on the determination of the mineral reserves.  Zirconium prices are also currently in the US$5.20/kg range compared to the US$3.77/kg used in the mineral estimate.  Niobium and Tantalum do not have a significant impact on the resource estimate.  The Company also updated its expected capex and opex costs by using a variety of public inflation factors.  Accordingly, the Company is of the opinion that its determination of its mineral reserve is still valid.

 Markets Update

The Company continues to monitor developments in the global rare earths market. Prior to 2017 very few consumers of rare earths were concerned about the availability of rare earths. Low pricing levels and product availability has reduced the interest of consumers in investing in rare earth projects outside China. However, since the start of 2017 prices for certain REE (Nd, Pr, Dy) have begun to increase due to increased demand for magnets for motors of hybrid and electric vehicles.  Future price trends for rare earths still largely depend on decisions made in China. China remains the dominant producer at approximately 90% of supply. Prices are expected to continue to increase as demand increases and as China continues to restrict output from illegal producers and continues to restrict output from producers who do not follow environmental regulations.

Interest in rare earth projects outside China (including Avalon's) has resurfaced recently, as a result of the US/China trade war and threats from China to again restrict rare earth exports to the US. Recently, the Pentagon awarded Defense Production Act Title III grants totaling $12.76 million to three companies looking to establish the complete rare earth magnets supply chain in the United States. This should create new opportunities for additional rare earth producers to emerge in North America.

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

Current Development and Permitting Plans

Avalon and Cheetah closed the sale of the near surface resources in Fiscal 2020. Avalon and Cheetah formed a jointly-owned corporation to hold the exploration permits and related authorizations related to Nechalacho.  Avalon and Cheetah also entered into a co-ownership agreement governing each party's activities and management at site.  If Cheetah implements additional infrastructure development at site, this could reduce Avalon's future development costs on its own portion of the Nechalacho Project.  Cheetah has filed financial assurance that was approved by the NWT regulator for all their activities in the T Zone, which reduces Avalon's overall site closure liability.

In 2018, Avalon reapplied for and received an Exploration and Airstrip Extension Permit which is valid for 5 years.  In 2019, Avalon also renewed its early works Land use Permit and Water License, now valid until April 23, 2021 and May 21, 2021 respectively.

Avalon completed a brief geological program in July 2019 at the project on behalf of Cheetah. This work assisted in drill targeting for a drill program planned and completed by Avalon in September-October, 2019 on behalf of Cheetah.  Once Cheetah successfully initiates production on the T-Zone resource, Avalon anticipates there will be future opportunities to expand production at the site by re-activating work on its heavy rare earth rich Basal Zone resource.

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

Avalon is proposing a phased development program for the Separation Rapids Lithium Project starting with the development of the mine and a flotation concentrator for petalite and lepidolite production. A feldspar recovery circuit will be added in operating Year 5.

This PEA has been prepared by Micon under the terms of its agreement with Avalon. As discussed in the relevant sections of the report, Micon has prepared a mine plan and schedule and has prepared an economic analysis of the Separation Rapids Lithium Project. Micon has reviewed the metallurgical testwork and the mineral processing flowsheet, the infrastructure requirements, and the capital and operating cost estimates prepared by Avalon and its retained consultants.

The PEA is based on updated mineral resource estimates for lithium and feldspar contained in the Separation Rapids Lithium Deposit (SRLD), prepared by Avalon dated 23 May, 2018. This updated estimate is considered not materially different from the previous independent one reported in a NI 43-101 Technical Report dated 10 November, 2016.

The Separation Rapids property is located in north-western Ontario, 55 km due north of Kenora and about 79 km by road. It is centred on latitude 50 15' 30" N, longitude 94 35' W (UTM coordinates: 388441E 5568996N in NAD 83, Zone 15N15). The Separation Rapids property consists of seventeen new mineral claims and one mining lease covering a combined area of approximately 3,712 910 hectares ("ha") (9,172 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The claims are referred to as "new" claims as the Ontario government changed the claim system in 2019 with the change having no material effect on Avalon's property. The lease covers an area of 420.39 hectares over the area of the lithium pegmatite deposit and adjacent lands that may be used for mine development infrastructure.

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

The closest centre with significant services is Kenora. Forestry, tourism and mining are the three largest sectors of the Kenora economy. The closest community is Whitedog, home of the Wabaseemoong Independent Nations of One Man Lake, Swan Lake and Whitedog. The SRLD is situated in the Traditional Land Use Area of these First Nations as recognized under an agreement signed in 1983 with the Province of Ontario.

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

In the period from 2000 to 2014, little work of a geoscientific nature was carried out at the property. The main activity relating to advancing the Separation Rapids Lithium Project was process testwork and, consequently, the main activities at site were collection of samples, up to bulk sample size, for mineral product development.

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

For the purpose of this PEA, Avalon verified the drill hole database against historic data records such as drill logs, assay certificates, and other original sources of data in order to ensure that there were no errors present in the database used for resource estimation. Drill hole angle, direction and the maximum hole depth were also verified.

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

1.9 Mineral Processing and Metallurgical Testing

A number of phases of metallurgical testing have been completed by Avalon since 1997 using samples obtained from of the SRLD. The work prior to 2014 was mainly undertaken by SGS Mineral Services at Lakefield, Ontario (SGS-L). This work not only included the recovery of petalite, but also a number of other mineral products which also can be found in the lithium bearing pegmatite.

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

The primary lithium-bearing minerals, petalite and lepidolite, are found within the ~600 m by ~80 m SRP. Surface mapping and results from 80 diamond drill holes were used to create a 3D model of the host lithology which was used to constrain the interpolation of assays. The Separation Rapids Lithium Project database is maintained in Maxwell DataShed™ software and the resource estimation utilized GEMS 6.8.1.

The Separation Rapids Lithium Project database contains 80 diamond drill holes over a total length of 13,192 m drilled between 1997 and 2018 by Avalon. Assay values for Li2O, Rb2O, Cs2O and Ta2O5 were recorded for 3,243 mineralized samples and 148 country rock samples which were studied for environmental impact assessment purposes.

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

The Separation Rapids Lithium Project will be undertaken by contractor-operated equipment and labour. Preproduction waste rock will be used to construct site roads, including the main haul roads and will also be used for the construction of tailing, concentrate and settling basin dam walls.

A conceptual production schedule has been produced using MineSched™ software. The production schedule is based on mining 475,000 t/y of petalite and lepidolite mineralized material. The life of the mine is expected to be 19 years with approximately 6.2 Mt of petalite material at 1.39% Li2O and 2.4 Mt of lepidolite mineralization at 1.41% Li2O mined over the length of the Separation Rapids Lithium Project.

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

  Lepidolite  11,800 t/y

  Petalite 73,000 t/y

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

1.15 Environmental Studies, Permitting and Social or Community Impact

The Separation Rapids Lithium Project site lies in an area adjacent to the English River, a regionally significant waterbody which supports a variety of wildlife and fisheries as well as tourism. The area surrounding the mine site is undeveloped and forested.

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

Avalon had an advanced exploration approval based on an approved closure plan permitted for 15,000 t of material. Exploration permits for additional drilling on site were acquired for drill programs in 2016 and 2017. These programs were successfully completed without any environmental impacts. The present permit allows for nearby future expanded nearby areas of exploration on recently acquired claims.  An update of the advanced exploration closure plan was requested by the regulator and was submitted for approval in 2019.  This updated plan proposes a significant reduction in financial assurance.

Due to the relatively small scale of the Separation Rapids Lithium Project and the site being located well away from any federally protected areas, and because the capacity of the mine and concentrator are approximately half the tonnage triggers in the Federal Environmental Assessment Act 2012, permitting under this act does not apply. As such, permitting time lines are significantly reduced.

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

1.15.3 Closure and Rehabilitation

For mines located on previously undisturbed sites, ecological restoration is a fundamental component of site reclamation. The main aspects of the closure and reclamation plans for the Separation Rapids Lithium Project include:

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

An archaeological study was completed in 1998. This will be reviewed with the communities of interest and updated, if required. There may be a requirement to complete additional traditional knowledge studies in the next phase of project development. A socioeconomic assessment of the Separation Rapids Lithium Project is included in the 2007 environmental study. This will be updated in the next phase of the Separation Rapids Lithium Project.

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

The Separation Rapids Lithium Project is at a green fields location and so will require construction of new tailings and waste rock storage facilities as well as an up-grade to an existing access road and the installation of an electrical power supply line.

The capex for the open pit mine is assumed to be zero as the operation will engage a contract miner and all mining capex will be built into the contract mining operating costs.

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

1.18 Economic Analysis

Micon has prepared this assessment of the Separation Rapids Lithium Project on the basis of a discounted cash flow model, from which Net Present Value (NPV), Internal Rate of Return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested.

Figure 1.3 shows the annual tonnages of petalite and lepidolite produced during operations.

Figure 1.3 Annual Petalite/Lepidolite Production Schedule (tonnes)

Annual production of feldspar concentrates and intended markets are presented in Figure 1.4.

Figure 1.4
Annual Feldspar Production Schedule

Figure 1.5 presents a summary of the Separation Rapids Lithium Project cash flow while the key project economic indicators and performance are summarized in Table 1.4.

Figure 1.5
Net Annual Cash Flow (After Tax)

Table 1.4
Key Project Indicators

Item	Units	LOM
Mine Production
Plant feed (Pre Sorter)	t	8,567,928
Waste	t	52,344,381
Total Mined	t	60,912,309

Processing
Mill Feed	t	8,413,705
Lepidolite Concentrate Grade	% Li2O	4.50%
Lepidolite Concentrate Sold	t	218,529
Petalite Concentrate Grade	%Li2O	4.25%
Petalite Concentrate Sold	t	1,322,849
Feldspar Concentrate Sold	t	1,307,500

Exchange Rate	CAD/USD	1.30

Total Sales Revenue	CAD'000	1,745,717

Operating Costs	CAD/t milled	CAD'000
Lithium Concentrate Production	122.77	1,032,979
Feldspar Production	16.79	141,236

Total Operating Costs	139.56	1,174,215

Capital Costs		CAD'000
Construction - Initial Capital		77,671

Item	Units	LOM
Feldspar Plant (Yrs 5&6)		13,735

Total Capital Expenditure	CAD'000	91,406
Working Capital		10,000
Site Closure		7,500

	Pre-tax	After Tax
Net Cash Flow (CAD'000)	472,595	327,758

Net Present Value (at 8% disc. rate)	155,562	102,191

Internal Rate of Return (IRR)	27.1	22.7

Payback Period (after tax, undisc.)	Years	4.4

Sensitivity analyses on product prices, recoveries, capital costs and operating costs suggest that the Separation Rapids Lithium Project is most sensitive to revenue drivers, namely price and recovery which are essentially identical. At a discount rate of 8%, the Separation Rapids Lithium Project NPV is negative when all product prices are reduced by 20%. The Separation Rapids Lithium Project is also quite sensitive to changes in operating cost while sensitivity to capex is relatively low. Project NPV remains positive for adverse changes of up to 20% in either capital or operating costs.

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

1.20 Interpretation and Conclusions

The PEA suggests that the Separation Rapids Lithium Project can be developed as an economically viable supplier of the lithium minerals petalite and lepidolite into the ceramics and lithium chemical industries for almost 20 years. Production of a third, feldspar concentrate further enhances the Separation Rapids Lithium Project economics by supplying product into various industrial mineral markets.

The initial capital estimate for the Separation Rapids Lithium Project is CAD77.7 million with a further CAD10 million required for initial working capital. The addition of the feldspar recovery circuit in Years 5/6 (or potentially sooner if funding is available) requires an additional CAD13.7 million.

Capital costs have been reduced by treating the two different types of lithium mineralization on a campaign basis rather than having two parallel processing plants.

The Separation Rapids Lithium Project is relatively small and low in capex for a mining project, but the economic performance estimated by this report indicates a post-tax IRR of 22.7% and an NPV of CAD102 million. A sensitivity analysis suggests that the Separation Rapids Lithium Project is most sensitive to revenue drivers, namely price and recovery (identical), and also quite sensitive to changes in operating cost while sensitivity to capex is relatively low.

The Separation Rapids Lithium Project will provide over 70 full time employment opportunities, as well as a number of additional opportunities for local industries to grow through the provision of support services.

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

The Separation Rapids Lithium Project enjoys strong support from the community as well as from local politicians, First Nations and environmental NGOs. Avalon is also in discussions with a number of local businesses towards collaboration on future opportunities including contractor mining, power supply, local fabrication and product transportation.

The start of operations is not anticipated to be subject to approvals under the Canadian Environmental Assessment Act 2012 (CEAA) as the mine does not exceed any of the CEAA triggers including mine and mill tonnages. The Separation Rapids Lithium Project will not have any new impacts to fish or fish habitat, nor will it impact on any Federal Wildlife Areas or Migratory Bird Sanctuaries. Final Permitting and Approval for the Separation Rapids Lithium Project is therefore expected to be relatively short and simple.

1.21 Recommendations

The preliminary economic assessment presents a potentially viable project and the opportunity to generate significant revenue for Avalon. It is recommended therefore that the Separation Rapids Lithium Project continues to the next stage of development, which is the completion of a full Feasibility Study (FS).

1.21.1 Recommendations for the Next Phase of Project Development

The next step in developing the Separation Rapids Lithium Project is the completion of a full economic and technical FS in order to confirm these initial findings and to help source the necessary capital required for project implementation.

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

1.21.2 Budget

The budget prepared by Avalon for the next phase of the Separation Rapids Lithium Project development for the Separation Rapids Lithium Project is presented in Table 1.5.

Table 1.5

Budget for the Next Phase of the Separation Rapids Lithium Project

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

(B) Current Work and Future Plans

(a) Snowbank Lithium Pegmatite Discovery

During Fiscal 2018, the Company discovered a new lithium pegmatite on the western part of the Separation Rapids Lithium Property. The new discovery, named the Snowbank Pegmatite, occurs on the 100% owned Paterson Lake claims acquired by Avalon in 2017, approximately four kilometres northwest of the main Separation Rapids lithium deposit. It was discovered in a large outcrop area traceable for over 100 metres along strike (open under overburden at both ends) averaging 6 metres wide. Like the main deposit, the lithium occurs primarily in the ore mineral petalite, which occurs as large crystals up to 15 centimetres in diameter. Individual channel samples have yielded assays of up to 2.51% Li2O over 1.1 metres, indicating that petalite comprises approximately 50% of the mineral content in the rock sampled.

The Snowbank Pegmatite was discovered in the course of a summer geological mapping and geochemical sampling program on the Paterson Lake claims, following up on other known petalite pegmatite occurrences in the area. The new discovery illustrates how challenging even coarse grained petalite can be to recognize in the field (due to its similar appearance to common feldspar) and how much potential there may be for more discoveries in the Separation Rapids area to extend the life and production capacity for the new operation planned for the main deposit. Next steps will include a first phase drilling program tentatively planned for 2021.

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

The ability to up-grade the ore using dense medium separation (DMS) technology is being investigated to reduce costs by reducing the amount of feed requiring froth flotation.  Early results are quite positive when processing the coarse grained material. The testwork has successfully up-graded crushed ore with a head grade of 1.98% Li2O by over 50% to >3% Li2O at a recovery of over 50% and a mass yield of 37%. The balance of the material remains a future feed material for recovering further mineralization.

The next step in the project's development is to proceed with a pilot plant program on the bulk sample to finalize flowsheet parameters for engineering purposes including reagent recycling and water treatment processes, after which a feasibility study can be completed.  This work will also generate product samples for customer qualification and acceptance and is now expected to proceed in 2021 subject to arranging project financing.  Discussions on financing continue with several interested parties and planning for this program has been initiated.

The use of gravity concentration and ore sorting pre-concentration methods are to be further investigated, with the objective of reducing costs for the flotation circuit, reducing energy and waste volumes and overall environmental impacts by reducing the amount of feed reporting to the milling circuit.  Some additional drilling is also contemplated to collect more geotechnical data for pit and infrastructure design work.  Continued exploration including drilling on the Paterson Lake claims in the vicinity of the new Snowbank petalite pegmatite discovery and the Glitter pegmatite is planned, subject to financing.

In its 2016 Preliminary Economic Assessment, Avalon developed a proprietary process flowsheet to produce a high purity lithium hydroxide product from petalite for the lithium battery material market. The flowsheet has the advantage of generating limited waste by the recycling of the sulphuric acid solvent. To further optimize this flowsheet, Avalon has recently shipped a 50 kg sample of petalite concentrate to XPS (Expert Process Solutions) in Sudbury, Ontario to generate leach solution for use in optimizing the final stages of the process, which involves the use of electrolysis to produce lithium hydroxide. The program will focus on an improved membrane alternative and efficient crystallization of the final high purity product. The results (expected in January, 2021) will enable finalizing equipment selection and design.

In the glass-ceramics market, the innovation of new products is creating many new market opportunities for Avalon's petalite product. One such market requires a petalite product that has not been concentrated by froth flotation, as residual reagents on the surface of the product can compromise its performance in this specific glass-ceramic material. Recent testwork conducted at Met-Solve Laboratories, Langley, BC has successfully demonstrated that an acceptable quality petalite product to serve this market can be produced simply by using DMS. The Company's next step is to generate a larger product sample for evaluation by the customer that expressed interest in it.

Other testwork underway is focused on ways to reduce processing costs and energy consumption, including alternative milling technologies. Samples from three mineralogical sub-zones within the main Separation Rapids resource have been sent to Selfrag AG in Switzerland, for testing using their patented electric pulse disaggregation ("EPD") process. EPD uses high voltage electrical pulses to fragment broken rock along internal mineral grain boundaries. The result is a crushed mass of single mineral particles, as opposed to the less selective breakage that occurs with traditional mechanical comminution methods. Avalon believes EPD is the most relevant alternative milling method for reducing over-grinding and improving overall petalite recoveries as well as reducing energy consumption.

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

For the purposes of its 2016 lithium battery materials PEA, Avalon used a price assumption of US$11,000 per tonne FOB plant for lithium hydroxide consistent with price forecasts developed in mid 2016 by Roskill Information Services. According to Benchmark Mineral Intelligence, their Global Weighted Average price lithium carbonate price shows lithium had increased to US$15,000/tonne by July 2018.  This had fallen to near US$10,000/tonne in October 2019, and has declined a further 33% since then, with Argus Media reporting prices between US$6,000/tonne and US$8,000/tonne in November 2020.  Prices are forecast to recover, as demand for lithium is forecast to grow significantly and supply will be challenged to keep pace.  Lithium hydroxide often trades at a 30% premium to lithium carbonate.  Spodumene prices (6% Li2O, cif China) have dropped over the past two years from US$870-950 per tonne in January 2018 to US$370-400 per tonne in the September, 2020. While petalite prices are not generally reported, the Company has not received any indications of a change in potential petalite pricing with its potential customers.

Lithium chemicals are getting most of the attention in the market and the media due to the increased demand projected for lithium ion batteries in electric vehicles. The markets for lithium in high strength glass products are also growing. Many existing and new high strength glass formulations for automotive, aircraft, cell phones, and video displays where durability and light weight are key, require lithium to achieve the desired properties. Petalite as a pure lithium aluminum silicate mineral is the desired lithium product for addition to many glass and ceramics formulations because the alumina and silica are also batch ingredients and the mineral form introduces all three in a pre-mixed form lacking in any undesired impurities. Avalon can offer two grades of petalite product: a standard grade product at 4.2% lithium oxide and a high purity product averaging 4.5% lithium oxide with exceptionally low impurity levels.

Recent marketing work has been focused mainly on high strength lithium glass-ceramics where a number of new market opportunities have been identified in aerospace technology.  Production of petalite product samples for customer evaluation continues with strong interest from customers in Asia.  Although recent reported global lithium carbonate prices remain soft, all lithium market forecasts continue to predict rapid growth in demand driven mainly by the battery market with supply shortages expected within the next 2-3 years.  The Company is also revisiting the potential to produce a lithium hydroxide battery material, as outlined in Avalon's 2016 Preliminary Economic Assessment, because of the new interest in establishing lithium battery materials supply chains in Ontario.

With Ontario Premier Doug Ford recently announcing Ontario's interest in establishing new battery materials supply chains in the province, Avalon has been investigating collaborative opportunities to establish a lithium processing facility in Northwestern Ontario, and recently has signed a letter of intent with another aspiring lithium producer in Ontario; Rock Tech Lithium Inc.. The facility being planned would be adaptable for producing different lithium battery materials products, and would also be expandable to increase output and accept concentrates from other producers of lithium minerals from the many pegmatite deposits that occur in northern Ontario.

With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company remains well-positioned to bring a new supply of high-purity lithium minerals to the market to serve priority customers, once project financing and all required permits are in place.  While project permitting has been progressing slowly, the Ontario government now recognizes that changes need to be made to the existing regulatory regime ("cutting the red tape") to differentiate critical minerals like lithium from traditional exchange-traded commodities and facilitate their more rapid development in Ontario.  There is also growing interest in the Federal government to encourage development of critical minerals supply chains for clean technology in Canada, particularly in the context of supporting economic recovery post-COVID-19.

(d) Environmental Assessment, Permitting and Community Engagement Update

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

The Company completed site water, sediment, fish, invertebrate and endangered species studies in June, 2017 and October, 2017 that successfully advanced the validation of the 1999 environmental baseline study. Initial leachate work has validated that the site rock is not acid generating, and additional work on neutralized tailings is ongoing. The original baseline environmental study prepared in 1999 and updated in 2007, required the spring and fall 2017 and summer 2018 data collection to further update this study and align it with recent regulatory changes. A Draft Project Description and Environmental Impact Assessment was produced in 2017. Additional assessment work for the new Tailing Management Area was completed to accommodate the updated PEA.  Recent project modifications will not significantly change environmental designs at the mine site, but will significantly reduce the permitting and environmental risk from processing facilities at other sites.  Preliminary packer testing completed in 2018 indicates the rock around the pit area has low permeability and thus indicates a low risk of water infiltration into the pit.

Permitting has been advanced through a multi-ministry meeting to review the completed Draft Project Description, the 2020 updated Advanced Exploration Closure Plan, discuss the provincial permitting process and to obtain regulator input into the project planning and confirm the proposed environmental work program.  Separate discussions were held with federal regulators which also included the probable exemption of the project from the Canadian Environmental Assessment Act 2012 ("CEAA"), recently replaced with the 2019 Impact Assessment Act, due to the low environmental impact of the project and the fact that the project does not exceed any of the regulated triggers under the Act.    Similarly, the new Federal Metal and Diamond Mines Effluent Regulation, replacing the Metal Mining Effluent Regulation, will not negatively impact the project, and recent amendments under the Fisheries Act (Canada) should streamline the approvals required under this Act. Ongoing engagement is planned to coincide with the approvals process to review the simpler and lower impact business model of the recent PEA.

The Separation Rapids Lithium Project is located in the traditional land use area of the Wabaseemoong Independent Nations ("WIN") for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the Separation Rapids Lithium Project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on Project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on business opportunities and providing training for community members. The Company has also initiated dialogue with the Métis Nation of Ontario which holds Indigenous rights in the area. Engagement is ongoing with local Indigenous communities, regulators, and local government most recently on the update of the closure plan for the planned bulk sample program.  All the Indigenous groups continue to be supportive of the project.

Following the completion of the Draft Project Description, positive project review meetings were held with the Wabaseemoong Chief and Council and with the Métis Nation of Ontario at a Valued Components Workshop in order to review the project and obtain guidance and comments on environmental aspects of the project. The staged development approach is also advantageous to Avalon's potential Indigenous partners by providing time to consider opportunities for direct participation in project development and time for individual members to obtain the necessary training for jobs at the site. Engagement is ongoing with local Indigenous communities, regulators, and local government who continue to be supportive of the project.  Additional engagement was conducted during the approval process to update the advanced exploration closure plan, and Quarry Permit update, during which no concerns were identified. An Ontario Mining Act Section 91 Exemption was approved by an Order in Council on September 13, 2019 to permit shipping of bulk samples outside of Canada.  The exemption is valid for 2 years.

The development model designed for the PEA results in a smaller environmental footprint, including low GHG emissions and almost non-existent air emissions. There are no anticipated environmental impacts of concern at the project, with the mineral deposit and waste rock being non-toxic and non-acid generating and minimal water discharge being anticipated. A dry stack tailing management facility, the lowest possible design risk option, is planned. Avalon completed the update and validation of its 2007 environmental baseline study and the tailing management system design in the context of the new development model. Avalon is currently working with Hydro One to determine the optimal route to deliver clean hydro-electric power to the site from one of the nearby dams on the English River. The Company is already studying the potential for beneficial new uses of the site as part of its closure strategy, including re-purposing the waste areas for agricultural use such as wild rice habitat.

Environmental studies of the proposed power transmission line route are planned and opportunities to reduce costs and GHG footprint with green energy supply are also being investigated.  With the exception of the powerline route study, the environmental studies are largely complete.  A plan to compensate for the small swamp area containing a small minnow population that will become part of the tailing management facility, is scheduled, but will not be required for several years following start of operations.  Once applications are submitted, it is anticipated that all necessary permits for construction can be obtained in under a year.  Construction activities for many project components can be initiated prior to receipt of all permits.

Avalon has a full time representative in Kenora who facilitates ongoing engagement with Indigenous Peoples, communities, regulators and politicians and that contributes to the strong support for the Separation Rapids Lithium Project.  Specific engagement was carried out in 2020 related to the quarry permit update and closure plan.

Avalon has now received the necessary approvals to proceed with the minimum 2,500 tonne bulk sample extraction program, originally planned for 2019, to recover petalite product samples for testing and qualification by glass and ceramic companies that have expressed interest in the high-purity petalite mineral product.  This includes acceptance for filing by the Ministry of Energy, Mines and Northern Development of the Company's revised Closure Plan for Advanced Exploration dated January 22, 2020, which was received on May 29, 2020, and the May 13 Mining Act Section 91 Exemption.

As a result of progressive rehabilitation and improvements to the closure plan, financial assurance to be filed with the plan is significantly less than that which is already filed for the existing advanced exploration permit.  A maintenance agreement and Quarry Permit from the Ministry of Natural Resources and Forestry allows for any needed road maintenance work, if required for bulk sampling.  In an effort to minimize site environmental impacts and reduce costs, an application for a quarry amendment was submitted.  This amendment, approved on March 25, 2020, allows unlimited extraction of aggregate from its dimension stone quarry and would permit the bulk sample crushing at the quarry site.  The COVID-19 lockdown delayed implementation of the program but Avalon does have sufficient inventory of sample material for its present needs. The Company now intends to proceed with the additional bulk sampling work later this year after freeze-up. As a result, planned upgrades to the access road can be delayed until 2021, reducing bulk sample acquisition cost.

(e) Future Work

The next step in the Separation Rapids Lithium Project's development is to proceed with a short pilot program to finalize reagent recycling and water treatment processes around the flotation circuit, after which a bankable feasibility study will be completed. This work is expected to proceed later in 2021 after off-take agreements are concluded and additional project financing is in place. It is planned to process a bulk sample, of the order of 2,500 tonnes, in order to supply large test samples of products requested by potential industrial customers for large scale testing in their glass or ceramics manufacturing processes. Permitting for quarrying and shipment of this sample has been completed and the sample is expected to be extracted at site in early 2021.

Some additional drilling is contemplated to bring more of the Inferred resources into the Measured and Indicated categories. In addition, Avalon continues to explore for new lithium pegmatites, particularly on the western extension of the property, where a number of new petalite occurrences have been identified, but never previously drilled, including the Snowbank and Glitter pegmatites.

The compensation plan required under the Fisheries Act and hydro line route selection and potentially required associated environmental baseline study, depending on the route and power line size, are also planned.  Engagement with communities of interest will be ongoing.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company's consulting metallurgist, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Other Properties and Assets

In addition to the Nechalacho Project and the Separation Rapids Lithium Project, the Company owns three other rare metals and minerals projects: the East Kemptville Tin-Indium Project, the Warren Township Anorthosite Project and the Lilypad Cesium-Tantalum Project. The Company also owns royalty interests in two development projects which are not in production.  The Company continues to look at other new specialty mineral project opportunities that fit the Company's criteria of offering near term revenue potential at low initial capital outlays.

Unless otherwise stated, the technical information contained in this section of the Annual Report in respect of other properties and assets of the Company has been reviewed and approved by Dr. William Mercer, P.Geo., Vice President, Exploration who is a qualified person for the purposes of NI 43-101.

Lilypad Cesium-Tantalum Project

The Lilypad Cesium-Tantalum Project consists of 14 claims, comprising 166 new claim units or cells, totalling slightly over 3,299 hectares (8,152 acres), covering a field of lithium, tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario.  The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties. Previous owners of the property drilled some 50 shallow drill holes and Avalon completed 32 drill holes totalling 4,781 metres in 2000 and 2001 in a program focused primarily on tantalum potential that produced encouraging initial results including the discovery of significant cesium mineralization as the cesium ore mineral pollucite (Cs,Na)2Al2Si4O12·2H2O) assaying up to 6.205% Cs2O over 1.70 metres along with significant tantalum mineralization assaying over 0.10%Ta2O5.  Lithium commonly occurs in these pegmatites both as spodumene and as lepidolite in association with the pollucite and tantalite mineralization.

The project has been inactive since 2002 awaiting a recovery in tantalum prices or new demand for cesium minerals. New demand for cesium emerged in 2018 with the cessation of pollucite production at the Tanco mine in Manitoba.  Then in 2019, Cabot Corp. announced the sale of its Specialty Fluids division (owner of the Tanco Mine) to Sinomine, a large Chinese mining and chemical company with a division focused on critical minerals supply.  This potentially creates new market opportunities for Avalon to serve with its cesium, tantalum and lithium products. There is now also renewed interest in tantalum due to limited supply sources and growing demand in new technology.

Some 75% of cesium production has been used to make cesium formate: a high density, low viscosity fluid used in deep offshore oil drilling. Cesium formate has a value of approximately US$2,200/kg and is leased to oil well drilling companies and recycled after use. Other cesium products often sell at prices from US$200-1,000/kg. Cesium has a variety of other high technology applications, including extremely accurate atomic clocks, and great potential in a range of applications in the production of electricity, in electronics, and in chemistry.

Subsequent to fiscal year end, the Company carried out a brief field program to collect 200 kg of cesium mineralized pegmatite rock for study on how to efficiently concentrate the pollucite mineralization which, unlike most such occurrences, is found widely distributed throughout the many lithium-cesium-tantalum ("LCT") pegmatite dykes on the property.  Planned follow-up work will initially involve mineralogical and analytical testwork to characterize in detail how the pollucite occurs, which will be followed by metallurgical process testwork to identify the most efficient methods for concentrating the pollucite and recovering by-product tantalum and lithium. This will include tests using the Selfrag AG EPD process.

Most of the 200 kg of sample material was collected from one occurrence known as the Pollucite Dyke. It was drilled by Avalon in 2001, is open to depth and along strike for expansion. Other similar pollucite-bearing LCT pegmatite dykes on the property remain untested.

Renewed exploration work is also planned, for summer 2021 and will include geological mapping and geochemical sampling to better understand cesium distribution and identify new tantalum and cesium drill targets. Preliminary environmental studies can also be initiated.  Future development of the project would be positively impacted by new infrastructure development, including road access, to the Ring of Fire mineral projects located further to the north.

The project is located in the traditional territory of the Eabametoong First Nation (EFN), approximately 25 km west of the community of Fort Hope.  The Company has been in communication with EFN Chief Harvey Yesno toward re-starting consultation with the EFN community leadership and discussions on exploration support services that community members can provide for the 2021 summer field program. As noted above, during Fiscal 2020 the Company made a donation to secure a supply of hand sanitizer for Eabametoong First Nation to assist the community in managing the risk of spreading the COVID-19 virus to its members.

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

The Company presently holds mineral rights at East Kemptville through an exploration licence. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders.

The Company completed a preliminary economic assessment during Fiscal 2018 with a development model of utilizing the existing tailings management area ("TMA") and had been in negotiation with the surface rights owner to secure full tenure to the project site. Agreement in principle was reached in Fiscal 2019, however, the surface rights owner subsequently refused to sign the agreement after putting on hold on any new work on TMAs on all of its closed mine sites. Not having access to the existing unused tailings ponds severely limits the possibilities for economic re-development of the site. This realization coupled with the continuing difficulties in getting surface access to the project site, caused the Company to decide to withdraw its mineral lease application and has written off the costs incurred to-date of $5,587,210 as an impairment loss during Fiscal 2020.

Warren Township Anorthosite Project

The Warren Township Anorthosite Project is a mineral development opportunity located near the Village of Foleyet, 100 kilometres west of Timmins, Ontario.  The project consists of a mining lease totalling 688 hectares (1,699 acres) which is 100% owned by the Company.  The lease covers a portion of the Shawmere Anorthosite Complex hosting a large historic resource (not prepared in accordance with NI 43-101) of a high purity anorthosite.

Anorthosite is a mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar. The Shawmere Complex is an unusual type of anorthosite as the plagioclase is the high calcium variety called anorthite. Previous work has demonstrated that this material can be processed to produce a high quality calcium feldspar raw material for the manufacture of reinforcing glass fibre and other industrial products such as mineral fillers.  The location of the property near both road and rail transportation infrastructure and its proximity to markets in southern Ontario and the northeastern United States offers the potential for development of a low-cost, highly profitable industrial minerals operation.

In June 2012, Avalon received a permit under the Aggregate Resources Act (Ontario) to operate a quarry at Warren Township on 240 hectares of land.  A preliminary environmental baseline study has been completed, and an MOU was signed with the Chapleau Cree First Nation.

Avalon is considering reactivating the project in view of growing demand for the calcium feldspar product, which is being driven by innovation in glass technology and space exploration technology.  The high-quality calcium feldspar product is used in the manufacture of reinforcing glass fibre and other industrial products, such as mineral fillers.  The market has continued to grow with new emerging cleantech applications, such as composites for wind turbine blades.

Recently, there has been demand for small quantities of the crushed anorthosite rock for use as a "lunar simulant" due to its mineralogical similarity with dust on the surface of the moon. There is considerable research into developing lunar vehicles where lunar simulant is needed to replicate conditions on the moon. The Shawmere anorthosite at Warren Township is ideally suited for this purpose.

The Company is now in the process of compiling all the historic drilling and analytical data and bringing them into up-to-date digital file formats.  This was supported by a recently completed drone topographic and photographic digital survey.  Samples of crushed anorthosite have recently been supplied to interested lunar simulant customers outside Canada.

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

Clean Technology Business Opportunities

Avalon is also continuing to evaluate the opportunity to apply an innovative new extraction technology called NanoBeads® developed by Precision Periodics to recover rare earths and other metals from historic mine wastes including acid mine drainage. There are many such sites in North America where the waste may contain critical minerals that had no value when the mine was in operation but do today. This technology could have broad application at many of these sites.  Avalon plans to collaborate with the innovators of the Precision Periodics technology to implement it on a trial basis at other closed base and precious metals mine sites in Canada or in the US.  Several producing mining companies are also now looking at recovering additional metallic elements from current tailings streams.

Management sees enormous growth potential in this sector and good opportunities for accessing capital from the many government programs oriented towards cleantech development and from the growing international Impact/ESG investment community.

Government remains committed to supporting the establishment of new critical minerals supply chains in Canada.  Avalon is continuing to support the efforts of policymakers to implement the needed regulatory changes to recognize critical minerals as a unique sub-sector of the mineral industry.  The COVID-19 pandemic and the resulting shortages of medical supplies and pharmaceutical products has served as a reminder to Canada of the risks associated with relying on international sole supply sources of critical materials.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

(i) Critical Accounting Policies

Some of our critical accounting policies are as follows. See Note 3 to the August 31, 2020 consolidated financial statements for a detailed description of our accounting policies.

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

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

 The Company assesses all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use.  These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, years to commencement of production, future capital requirements, exploration potential and operating performance.

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

A. Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended August 31, 2020, 2019 and 2018, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading "Item 3. Key Information - D. Risk Factors". See "Cautionary Note Regarding Forward-Looking Statements" above.

Year ended August 31, 2020 compared with the year ended August 31, 2019

	2020	2019
Revenue
Interest income	$24,787	$42,819
Management fee	109,351	10,204
	134,138	53,023

Expenses
Corporate and administrative expenses	1,828,971	2,415,003
Impairment loss on exploration and evaluation assets	5,587,210	639,034
General exploration	127,353	11,861
Depreciation	163,292	20,617
Share based compensation	99,033	78,844
Interest on lease obligation	43,530	-
Foreign exchange loss	622	1,435
Financing transaction costs	-	177,503
Increase in fair value of convertible redeemable preferred shares	39,375	376,688
Increase (Decrease) in fair value of derivative liabilities	32,758	(126,951)

	7,922,144	3,594,034

Net Loss before the undernoted item	(7,788,006)	(3,541,011)
Gain on sale of Property, Plant and Equipment	2,373,261	-

Net Loss before Income Taxes	(5,414,745)	(3,541,011)

Deferred Income Tax Recoveries	47,481	154,676

Net Loss and Total Comprehensive Loss for the year	$(5,367,264)	$(3,386,335)

During the year ended August 31, 2020 ("Fiscal 2020" or the "Year"), the Company's net loss increased by $1,980,929 from a net loss of $3,386,335 for the year ended August 31, 2019 ("Fiscal 2019") to a net loss of $5,367,264 for Fiscal 2020. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Interest income and management fees

Interest income in the Year decreased to $24,787 compared to $42,819 in Fiscal 2019.  During the Year the Company's interest-bearing cash balances as well as interest rates were lower than in Fiscal 2019, and an interest-bearing loan owed to the Company from an NWT-based business was repaid in Fiscal 2019.

Management fees of $109,351 were earned in the Year (2019 - $10,204) related to the management of Cheetah's work programs at Nechalacho, which commenced towards the end of Fiscal 2019.

Corporate and administrative expenses

Corporate and Administrative expenses totalled $1,828,971 during Fiscal 2020, an 24% decrease from the amount incurred in Fiscal 2019 ($2,415,003).  The main areas of decreased operating expenses for the Year were expenses on salaries and benefits and occupancy expenses, which were partly offset by higher public and investor relations costs and marketing and sales expense.

Salaries and benefits for the Year decreased by approximately 30% to $1,007,016 compared to $1,433,624 in Fiscal 2019 reflecting a reduced level of staffing and salary levels, and the Company's senior management agreeing to a 50% reduction in their salaries from April to August, 2020, as well as the Canada Emergency Wage Subsidy ("CEWS") that is expected to be received.

No occupancy expenses were recognized during the Year compared to $343,673 in Fiscal 2019.  The decrease is primarily related to the adoption of IFRS 16, and is partly offset by the increase in depreciation expense for the leased office premise of $121,093 (net of $74,997 in rent forgiveness receivable under the Canada Emergency Commercial Rent Assistance program) and the increase of $43,530 in interest expense on lease obligation.  The balance of the decrease is mostly due to the reduced size of the Company's office premises.

Directors' fees decreased by $51,740 (81%) to $12,060 compared to $63,800 for Fiscal 2019.  Effective September 1, 2019, the base yearly Director's fee was reduced to $5,000 (from $10,000) and the meeting fees ($400 per meeting) and the Board and Committee Chair fees ($3,000) were eliminated.

Expenses on public and investor relations for the Year increased by $69,077 (38%) to $249,761 compared to $180,684 in Fiscal 2019.  The increase is primarily related to the increased level of investor relations activities during the first six months of the Year that subsequently decreased substantially after the COVID-19 pandemic lockdown began in March, 2020. Activities since then have mostly involved participation in virtual investment conferences.

Marketing and sales related expenses for the Year increased by $120,429 (592%) to $140,774 compared to Fiscal 2019, with most of the increase being due to significantly increased government relations activities and increased level of market development activities performed by consultants after the departure of the Company's former Vice-President, Market Development and Sales at the end of Fiscal 2019.  This is a result of new interest from both the Federal and Provincial governments on creating policy to enable new critical minerals supply chains to be established in Canada.  With Avalon being one of the few Canadian companies with significant experience in this area, the Company has been frequently asked to support these efforts.

Impairment loss on exploration and evaluation assets

During Fiscal 2020, due to an inability to enter into an agreement with the surface rights holder to access the tailings management area of East Kemptville Special Licence, the company wrote off the costs incurred to-date of $5,587,210 as an impairment loss during the Year.

During Fiscal 2019, the Company has abandoned three peripheral exploration licences totalling approximately 2,137 hectares surrounding the East Kemptville Special Licence, accordingly the costs incurred to-date of $639,034 on the mineral claims under these exploration licences have been written off as an impairment loss during Fiscal 2019.

General Exploration

Expenses on general exploration increased by $115,492 to $127,353 during the Year compared to $11,861 in Fiscal 2019.  This increase is primarily due to the increased level of activities undertaken to evaluate new opportunities with near term development potential such as extracting valuable products from mine wastes using new technologies.

Share based Compensation

Share based compensation decreased to $99,033 for the Year compared to $78,844 for Fiscal 2019.  This increase is primarily related the increased number of options earned during the Year.

Financing transaction costs

The Company recognized a financing transaction cost expense of $177,503 during Fiscal 2019 relating to the issuance of the convertible note payable issued on November 30, 2018.  No such transaction occurred in the Year and accordingly the financing transaction cost expense for the Year is $nil.

Increase in fair value of convertible redeemable preferred shares

 The fair value of the A1, B1 and C1 Preferred Shares had been re-measured as at each financial statement reporting date, which resulted in an increase of $39,375 for Fiscal 2020 compared to an increase of $376,688 for Fiscal 2019.  All of the remaining outstanding preferred shares were converted into common shares during the Year.

Increase (Decrease) in fair value of derivative liabilities

The fair values of the Company's outstanding derivative liabilities (which included the warrants denominated in US$ and warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offerings) were re-measured using the Black-Scholes pricing model as at August 31, 2020 and August 31, 2019, which resulted in an increase of $32,758 for the Year compared to a decrease of $126,951 for Fiscal 2019.

Deferred Income Tax Recoveries

 In Fiscal 2020, the Company has incurred Canadian Exploration Expenditures ("CEE") of $221,580 related to certain flow-through equity financings completed in Fiscal 2019. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $47,481 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability. In Fiscal 2019, the Company had recognized a deferred income tax recovery of $154,676 resulting from the CEE of $716,342 incurred in Fiscal 2019 related to certain flow-through equity financings completed in Fiscal 2019 and Fiscal 2018.

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

During Fiscal 2019, the Company's net loss increased by $145,591 from a net loss of $3,240,744 for the year ended August 31, 2018 ("Fiscal 2018") to a net loss of $3,386,335 for Fiscal 2019. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Corporate and administrative expenses

Corporate and Administrative expenses totalled $2,415,003 during Fiscal 2019, an 11% decrease from the amount incurred in Fiscal 2018 ($2,724,759). The main areas of decreased operating expenses for the Year were expenses on public and investor relations, marketing and sales, and insurance.

Expenses on public and investor relations for Fiscal 2019 decreased by $209,201 (54%) to $180,684 compared to $389,885 in Fiscal 2018. The decrease is primarily related to the reduced amount of work provided by consultants with respect to investor relations activities in the US and in Europe. The Company also participated in fewer capital and investment conferences during Fiscal 2019compared to Fiscal 2018.

Marketing and sales related expenses for Fiscal 2019 decreased by $55,373 (73%) to $20,346 compared to Fiscal 2018, which primarily related to the decrease in travel for meetings with potential customers. The Company also participated in fewer industry conferences.

Insurance expenses decreased by $35,072 (28%) to $91,751 during Fiscal 2019 compared to Fiscal 2018, which primarily related to the reduction in premium for the Company's directors' and officers' liability insurance policy.

Impairment loss on exploration and evaluation assets

The company has abandoned three peripheral exploration licences totalling approximately 2,137 hectares surrounding the East Kemptville Special Licence during Fiscal 2019, accordingly the costs incurred to-date of $639,034 on the mineral claims under these exploration licences have been written off as an impairment loss during Fiscal 2019.

No properties were abandoned during Fiscal 2018 and no impairment loss was recognized in Fiscal 2018.

Share based Compensation

Share based compensation decreased to $78,844 for Fiscal 2019 compared to $149,286 for Fiscal 2018.  This decrease is primarily related to the decrease in the estimated fair values of options earned during Fiscal 2019 compared to Fiscal 2018.

Financing transaction costs

The Company recognized a financing transaction cost expense of $177,503 during Fiscal 2019 relating to the issuance of the convertible note payable issued on November 30, 2018, and the financing transaction cost expenses of $634,912 recognized in Fiscal 2018 was related to the issuances of 300 B1 Preferred Shares and 150 C1 Preferred Shares in January 2018 and June 2018, respectively.

Increase in fair value of convertible redeemable preferred shares

 The fair value of the A1, B1 and C1 Preferred Shares had been re-measured as at August 31, 2019 and August 31, 2018, which resulted in an increase of $376,688 for Fiscal 2019 compared to an increase of $535,500 for Fiscal 2018.

Increase (Decrease) in fair value of derivative liabilities

The fair values of the Company's outstanding derivative liabilities (which included the warrants denominated in US$ and warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offerings) were re-measured using the Black-Scholes pricing model as at August 31, 2019 and August 31, 2018, which resulted in a decrease of $126,951 for Fiscal 2019 compared to a decrease of $562,216 for Fiscal 2018.

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

As at August 31, 2020, the Company has current assets of $1,677,400 and current liabilities of $1,043,819, and its working capital is $633,581. Excluding the deferred flow-through share premium of $136,800, the Company's adjusted working capital as at August 31, 2020 was $770,381, (calculated by adding back the deferred flow-through share premium of $136,800 to the working capital of $633,581). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.  Substantially all of the Company's cash and cash equivalents are held at a major Canadian chartered bank in cash and short term guaranteed investment certificates bearing nominal interest.  As at August 31, 2019, the Company had adjusted working capital of $691,489 and cash and cash equivalents on hand of $1,881,841.

The Company's current operating expenditures, excluding expenditures on resource property work programs, are approximately $250,000 per month.  The Company's current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2021, assuming the requisite financing is in place, are budgeted at approximately $600,000 (excluding capitalized salaries and benefits).

The Company believes its present resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until the end of February, 2021. Initiatives to raise additional capital are in progress although there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised.  Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company's ability to raise additional funds on favourable terms or at all. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. The Company's expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company's resource properties are owned, leased or licenced with minimal holding costs.  The most significant holding costs being annual lease rental fees on Nechalacho of $24,841 (which will now be shared 50/50 with Cheetah) and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. As at August 31, 2020, the Company is also required to incur additional CEE of $539,400 (the remaining balance of the required expenditures resulting from the private placement completed in Fiscal 2020) by December 31, 2021.

During Fiscal 2020, the Company completed a private placement and issued 6,000,000 flow-through units ("FT Unit") at a price of $0.09 per FT Unit for gross proceeds of $540,000.  Each FT Unit was comprised of one flow-through common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until August 25, 2022.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company's projects once the capital requirements become relatively large.

The Company has a lease for its premises.  As at the date of this Annual Report, the minimum lease commitments under these leases are as follows:

 Fiscal year ended August 31,  2021 $              165,158

 2022 $              222,556

 2023 $              229,181

 2024 $              233,563

 2025 $                63,280

C. Research and Development, Patents and Licenses, etc.

Research and development expenditures incurred during Fiscal 2020 and Fiscal 2019 totalled $304,802 and $152,200 respectively.

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

Leading up to the compilation of the PEA for the Separation Rapids Lithium Project extensive testwork was conducted to develop the flotation process for producing concentrates of both petalite and a mixed feldspar. This work included both bench scale and pilot scale work programs. In addition, process testwork was conducted with regards to the development of processes to produce both lithium carbonate and lithium hydroxide from the petalite concentrate. Processes to produce both products were developed with further attention then paid to the hydroxide process and production of final hydroxide crystals which meet battery grade specifications.  In Fiscal 2017, Avalon filed a provisional application (number 62419532) for patent under 37 CFR 1.29 which covers the process of producing lithium hydroxide from petalite with corresponding recycling of sulphuric acid.  During Fiscal 2018, the Company filed an International Patent Application for this process but has since decided not to finalize this application process.

During Fiscal 2019 and 2020, Avalon's research and development work on various optimization strategies for the Separation Rapids Lithium Project planned production processes, including the flowsheet parameters, reagent recycling and water treatment processes.  The use of gravity concentration and ore sorting pre-concentration methods are to be further investigated, with the objective of reducing costs for the flotation circuit, reducing energy and waste volumes and overall environmental impacts by reducing the amount of feed reporting to the milling circuit.

Avalon has shipped a 50 kg sample of petalite concentrate to a lab in Sudbury, Ontario to generate leach solution for use in optimizing the final stages of the planned flowsheet, which involves the use of electrolysis to produce lithium hydroxide. The program will focus on an improved membrane alternative and efficient crystallization of the final high purity product.

In the glass-ceramics market, the innovation of new products is creating many new market opportunities for Avalon's petalite product. One such market requires a petalite product that has not been concentrated by froth flotation, as residual reagents on the surface of the product can compromise its performance in this specific glass-ceramic material. Recent testwork has successfully demonstrated that an acceptable quality petalite product to serve this market can be produced simply by using DMS.

Other testwork underway is focused on ways to reduce processing costs and energy consumption, including alternative milling technologies. Samples from three mineralogical sub-zones within the main Separation Rapids resource have been sent to Selfrag AG in Switzerland, for testing using their patented electric pulse disaggregation ("EPD") process. EPD uses high voltage electrical pulses to fragment broken rock along internal mineral grain boundaries. The result is a crushed mass of single mineral particles, as opposed to the less selective breakage that occurs with traditional mechanical comminution methods. Avalon believes EPD is the most relevant alternative milling method for reducing over-grinding and improving overall petalite recoveries as well as reducing energy consumption.

D. Trend Information

While the Company does not have any producing mines, it is directly affected by trends in the metal industry.

After a significant upward spike in prices in 2011, rare earth prices fell back almost as quickly in 2012 and trended downward to mid-2015. Prices remained flat until mid-2017 where they started to increase (specifically neodymium) again due to increasing demand for magnets for motors of hybrid and electric vehicles and Chinese actions to eliminate illegal mining. Neodymium prices gave up most of their gains by the end of 2019 and have been relatively flat at approximately their 2016 level throughout 2020. Future prices for rare earths are difficult to predict as they are influenced by demand for REE containing products such as electric motors for hybrid and electric vehicles, but also by Chinese government policy, and geopolitical events such as the burgeoning US-China trade war. Increased demand for hybrid and electric vehicles should lead to higher prices for rare earths, however the Chinese government may not want a repeat of very high REE prices which occurred in 2012 and so may release REEs into the market that some observers believe they have accumulated, or instruct Chinese producers to increase output to keep prices stable.  Demand for REE products may be impacted by demand for some of the products incorporating rare earths. Lack of growth in these markets may adversely affect the demand for REE products.

Lithium is not traded on any formally recognized exchange and there are few sources of reliable publicly available price data. Transactions are negotiated directly between seller and buyer and payment terms are rarely reported.  According to Benchmark Mineral Intelligence, their Global Weighted Average price lithium carbonate price shows lithium at US$5,500/tonne in early 2015 and at US$15,000/tonne in July 2018.  This had fallen to near US$10,000/tonne in October 2019, and has declined a further 33% since then, with Argus Media reporting prices between US$6,000/tonne and US$8,000/tome in November, 2020.  Demand for lithium ion batteries for electric vehicles ("EV"s) is the main driver of increased demand for lithium and the demand for EVs is expected to continue to increase.  The impact on future lithium prices will be determined by the actual future demand for EVs and the speed at which new production of lithium that is required to meet the EV demand comes into the market.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

In the first half of 2020, many businesses around the world were severely disrupted due to the impacts of shutdowns and other restrictions designed to combat the spread of COVIDS-19. Such disruptions and the potential economic setbacks on a worldwide scale in 2020 and later years could impact on our business operations, including delays in receiving the necessary government permits and approvals, the ability to conduct field programs, the ability to conduct metallurgical testwork at third party labs and the ability to raise capital through the stock market.

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

F. Tabular disclosure of contractual obligations

As of August 31, 2020, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 years	4-5 years	More than 5 years
Trade payables and other payables	$728,126	$728,126	$-	$-	$-
Lease obligation	966,833	218,253	451,736	296,844	-
Total	$1,694,959	$946,379	$451,736	$296,844	$-

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company's directors and senior management as of the date of this annual report. The directors (except for Ms. Marilyn Spink) were elected by the Shareholders on February 25, 2020, and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders. Ms. Spink was appointed to the board by the directors of the Company on June 8, 2020.

Name, Present Position with the Company and Country of Residence	Principal Occupation	Director/Officer Since
Donald S. Bubar Director, Chief Executive Officer and President Ontario, Canada	President and CEO of the Company.	February 17, 1995

Alan Ferry (1) (2) Director and Chair Ontario, Canada	Self-employed businessperson since July 2007; Chair, Plateau Energy Metals Inc.; Director, Guyana Goldfields Inc. 1998-2019.	February 24, 2000

Naomi Johnson (2) Director Ontario, Canada

Vice President of Community Relations, Titan Mining Corporation from April 2018 to January 2019, prior thereto,  Partner and Senior Director, Community Relations, Barrick Gold Corporation, February 2015 to November 2017, prior thereto Senior Director, Community Relations, Barrick Gold Corporation

September 10, 2019

JOHN E. FISHER(1)(2) Director Ontario, Canada	Retired businessperson; prior thereto President and CEO, Walker Industries Inc.	February 25,2020
MARILYN SPINK (1) Director Ontario, Canada	Manager, DMC Mining, July, 2018 to present, prior thereto Project manager/Pm Coach, Isherwood, February, 2013 to July, 2018	June 8,2020
R. James Andersen Chief Financial Officer and Vice President, Finance Ontario, Canada	Chief Financial Officer and Vice President, Finance of the Company since June 2001.	June 11, 2001

William Mercer Vice President, Exploration Ontario, Canada	Vice President, Exploration of the Company since June 2007, prior thereto, self-employed Geological Consultant from October 2006 to December 2010.	June 21, 2007

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

To the Company's knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect material control of the Company, has been subject to:

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

Legal Proceedings and Regulatory Actions

The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2020 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2020, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2020.

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

B. Compensation

During the last completed fiscal year of the Company, the Company had four named executive officers ("NEOs"), namely, its Chief Executive Officer ("CEO") and President, Donald Bubar, its Chief Financial Officer ("CFO") and Vice President, Finance, R. James Andersen, its Vice President, Sustainability, Mark Wiseman and its former Senior Vice President, Metallurgy and Technology Development, David Marsh.

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

The CGN Committee currently consists of Naomi Johnson (Chair), Alan Ferry and John E. Fisher, each of whom are independent, pursuant to the rules of the TSX. Each of Ms. Johnson, Mr. Ferry, and Mr. Fisher has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry.  Ms. Johnson is a global CSR executive, international development specialist and a lawyer, lending a diverse and holistic perspective to developing leading-edge approaches to stakeholder risk and impact management across the private, public and not for profit sectors. Most recently Ms. Johnson held the position of Vice President of Community Relations at Titan Mining Corporation. Prior to this she worked for Barrick Gold Corporation from 2008 to 2017. The last position she held at Barrick was that of Partner and Senior Director of Community Relations. She has also worked for HATCH as Regional Practice Lead for the Americas - Social Impact.  Mr. Ferry is a member of the committee responsible for compensation matters of Plateau Energy Metals Inc., which is a publicly listed mineral exploration company.  Mr. Fisher has worked in base and precious metals exploration in western and northern Canada for companies including Noranda Exploration and United Keno Hill Mines.  He also has extensive experience in the construction materials and waste management industries, most recently acting as President & CEO of Walker Industries, a private aggregates, waste disposal, and specialty chemical manufacturing company with over a thousand employees.  This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

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

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2020, recommended to the Board and the Board determined that there would be no salary increase for the Named Executive Officers in 2020.  This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

Effective November 1, 2019, Mr. Bubar agreed to reduce his annual cash compensation from $300,000 to $250,000 indefinitely.

To assist the Company navigate the early stages of the COVID-19 pandemic, the Named Executive Officers forgave half of their compensation for the period from April 1, 2020 to August 31, 2020

No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2020.

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

The Company's current objective under the Stock Option Plan is to allot to the CEO options to purchase 2,000,000 common shares, to the CFO and Senior Vice President options to purchase 1,200,000 common shares and to officers at the Vice President level options to purchase 1,000,000 common shares (the "target allotments"). The foregoing allotments do not include the additional options granted to the Named Executive Officers, as described under "Base Salary and Bonus" above.

The Company typically grants one fifth of an employee's option allotment on an annual basis. The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

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

Stock Option Plan

The Stock Option Plan, approved by shareholders on February 25, 2020, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company's issued and outstanding common shares.  Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

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

As at November 20, 2020, 13,695,000 common shares, being 43.9% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended August 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)(2)	All other compensation ($)(3)	Total compensation ($)
Donald Bubar (4) President and CEO	2020	206,250	Nil	15,352	Nil	Nil	Nil	221,602
	2019	300,000	Nil	29,010	Nil	Nil	Nil	329,010
	2018	300,000	Nil	15,001	Nil	Nil	1,023	316,024
R. James Andersen CFO and Vice President, Finance	2020	190,000	Nil	13,842	Nil	Nil	Nil	203,842
	2019	240,000	Nil	9,090	Nil	Nil	Nil	249,090
	2018	240,000	Nil	7,052	Nil	Nil	Nil	247,052
Mark Wiseman Vice President, Sustainability	2020	164,667	Nil	6,619	Nil	Nil	Nil	171,286
	2019	187,000	Nil	3,760	Nil	Nil	Nil	190,760
	2018	172,000	Nil	6,044	Nil	Nil	1,023	179,067
David Marsh(5) Former SVP, Metallurgy and Technology Development	2020	151,523	Nil	3,411	Nil	Nil	Nil	154,934
	2019	86,022	Nil	9,090	Nil	Nil	Nil	95,112
	2018	283,249	Nil	7,052	Nil	Nil	Nil	290,301

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

(2)	The Company does not have a pension plan.
(3)	Medical expenses paid by the Company on behalf of the respective Named Executive Officer.
(4)	Mr. Bubar does not receive any additional compensation for serving as a director of the Company.
(5)	Mr. Marsh left the Company on June 1, 2020

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

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company's issued capital from time to time. For details of the stock option plan please review the Company's Management Information Circular for the Annual and Special Meeting of Shareholders held February 25, 2020 which is available on the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov.

The stock option plan is administered by the CGN Committee. The process the Company uses to grant option based awards is outlined in the Company's Stock Option Policy that was adopted by the Board on August 30, 2013.

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended August 31, 2020:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Donald Bubar Director, President and CEO	150,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	200,000(2)	0.13	Feb28/21	Nil	Nil	Nil	Nil
	200,000(2)	0.18	Feb28/22	Nil	Nil	Nil	Nil
	200,000(2)	0.14	Feb28/23	Nil	Nil	Nil	Nil
	200,000(2)	0.10	Feb28/24	Nil	Nil	Nil	Nil
	500,000(2)	0.08	Jul8/24	Nil	Nil	Nil	Nil
	900,000(2)	0.08	Feb 28/25	Nil	Nil	Nil	Nil
R. James Andersen CFO and Vice President, Finance	100,000(3)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	125,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
	120,000(2)	0.12	May31/24	Nil	Nil	Nil	Nil
	300,000(2)	0.08	Feb 28/25	Nil	Nil	Nil	Nil
	240,000(2)	0.08	May31/25	Nil	Nil	Nil	Nil
Mark Wiseman Vice President, Sustainability	100,000(3)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	100,000(4)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.20	Aug31/21	Nil	Nil	Nil	Nil
	80,000(2)	0.14	Aug31/22	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Aug31/23	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Aug31/24	Nil	Nil	Nil	Nil
	300,000(2)	0.08	Feb 28/25	Nil	Nil	Nil	Nil
David marsh(5) Former SVP, Metallurgy and Technology Development	100,000(4)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	125,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
	120,000(2)	0.10	May31/24	Nil	Nil	Nil	Nil
	200,000(2)	0.08	Feb 28/25	Nil	Nil	Nil	Nil

(1) In-the-Money Options is the difference between the market value of the underlying securities at August 31, 2020 and the exercise price of the option. The closing market price of the Company's common shares as at August 31, 2020 was $0.065 per common share.

(2) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(3) These options were 100% vested on the date of grant and have a term of two years.

(4) These options were 100% vested on the date of grant and have a term of five years.

(5) Mr. Marsh left the Company on June 1, 2020, however as he is still providing consulting services to the Company, he is still an eligible person under the Stock Option Plan, and accordingly his options remained in place after the cessation of his employment.

Incentive plan awards - value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

 The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended August 31, 2020:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Donald Bubar Director, President and CEO	Nil	Nil	Nil
R. James Andersen CFO and Vice President, Finance	Nil	Nil	Nil
Mark Wiseman Vice President, Sustainability	Nil	Nil	Nil
David Marsh(2) Former SVP, Metallurgy and Technology Development	Nil	Nil	Nil

____________

(1) The value of the options vested during the year for each NEO is based on the closing market price of the Company's common shares on the TSX on the vesting date less the option exercise price.

(2) Mr. Marsh left the Company on June 1, 2020.

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

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company's most recently completed financial year:

Name	Change of Control	Amount ($)
Donald Bubar Director, President and CEO	3x annual salary	1,200,000
R. James Andersen CFO and Vice President, Finance	3x annual salary	900,000
Mark Wiseman Vice President, Sustainability	12 months + 1 month per year of employment	455,000
David Marsh(1) Former SVP, Metallurgy and Technology Development	Nil (1)	Nil (1)

(1) Mr. Marsh left the Company on June 1, 2020.

6) Director Compensation

Directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $5,000.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. During the year ended August 31, 2020, an aggregate of 2,150,000 options were granted to certain directors.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

The Company maintains insurance coverage with respect of directors' and officers' liability which is limited to $10,000,000 per claim and $10,000,000 per policy period.  The current policy is for a one-year term and expires on July 20, 2021.  The premium paid by the Company in respect of said insurance in Fiscal 2020 was $46,410.

The following table sets forth the value of all compensation paid to the directors, excluding Donald Bubar, President and CEO who is paid as an officer and not as a director:

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total ($)
Alan Ferry *	5,000	Nil	5,223	Nil	Nil	Nil	10,223
Brian D. MacEachen *(6)	3,750	Nil	3,830	Nil	Nil	Nil	7,580
Naomi Johnson * (7)	5,000	Nil	10,297	Nil	Nil	Nil	15,297
Jane Pagel*(6)	2,500	Nil	Nil	Nil	Nil	Nil	2,500
John E. Fisher*(7)	2,500	Nil	8,529	Nil	Nil	Nil	11,029
Marilyn Spink*(7)	1,250	Nil	16,638	Nil	Nil	Nil	17,888

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

(6) Ms. Pagel and Mr. MacEachen ceased to be directors of the Company on February 25, 2020, and June 8, 2020, respectively.

(7) Ms. Johnson, Mr. Fisher and Ms. Spink became directors of the Company on September 20, 2019, February 25, 2020, and June 8, 2020, respectively.

The Company may grant incentive stock options to directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at August 31, 2020:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Alan Ferry	50,000(4)	0.16	Nov30/21	Nil	Nil	Nil	Nil
	50,000(4)	0.12	Apr29/23
	50,000(4)	0.10	Feb28/24
	75,000(4)	0.12	May31/24
	375,000(4)	0.08	Feb28/25
Naomi Johnson(5)	225,000(3)	0.08	Sep9/24	Nil	Nil	Nil	Nil
	275,000(3)	0.08	Feb28/25
John E. Fisher(5)	500,000(3)	0.08	Feb28/25	Nil	Nil	Nil	Nil
Marilyn Spink(5)	500,000(3)	0.08	Jun15/25	Nil	Nil	Nil	Nil

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

(5) Ms. Johnson, Mr. Fisher and Ms. Spink became directors of the Company on September 20, 2019, February 25, 2020, and June 8, 2020, respectively.

Incentive plan awards - value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended August 31, 2020:

Name(1)	Option-based awards - Value vested during the year ($) (2)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Alan Ferry	Nil	Nil	Nil
Brian D. MacEachen(3)	Nil	Nil	Nil
Naomi Johnson(4)	Nil	Nil	Nil
Jane Pagel(3)	Nil	Nil	Nil
John E. Fisher(4)	Nil	Nil	Nil
Marilyn Spink(4)	Nil	Nil	Nil

_____________

(1) For the compensation of Donald Bubar who is a NEO of the Company, see "Incentive Plan Awards" above.

(2) The value of the options vested during the year for each director is based on the closing market price of the Company's common shares on the TSX on the vesting date less the option exercise price.

(3) Ms. Pagel and Mr. MacEachen ceased to be directors of the Company on February 25, 2020, and June 8, 2020, respectively.

(4) Ms. Johnson, Mr. Fisher and Ms. Spink became directors of the Company on September 20, 2019, February 25, 2020, and June 8, 2020, respectively.

C. Board Practices

The Board is currently comprised of five directors. The size and experience of the Board is important for providing the Company with effective governance in the mineral industry. The Board's mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual meeting of shareholders. At the Annual Meeting, held on February 25, 2020, the shareholders elected Messrs. Bubar, Ferry, MacEachen, Fisher and Ms. Johnson.  Ms. Spink was elected by the directors on June 8, 2020.

The Board has considered the relationship of each director to the Company and currently considers four of the five directors to be "unrelated" (Mr. Ferry, Ms. Johnson, Mr. Fisher and Ms. Spink). "Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

The Audit Committee currently consists of three directors (Alan Ferry (chair), John E. Fisher and Marilyn Spink).  All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. "Financially literate" means the ability to read and understand statements of financial position, statements of operations and comprehensive loss, statements of shareholders' equity, statements of cash flow and notes to financial statements. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

Mr. Ferry is a retired Chartered Financial Analyst with over 25 years of experience as a mining analyst with various investment dealers. He holds a B.Sc. and serves on the board of directors of two publicly traded companies and the audit committee of two publicly traded companies.

Mr. Fisher is a retired business person who has worked in base and precious metals exploration in western and northern Canada for companies including Noranda Exploration and United Keno Hill Mines.  He has extensive experience in the construction materials and waste management industries, most recently acting as President & CEO of Walker Industries, a private aggregates, waste disposal, and specialty chemical manufacturing company with over a thousand employees.

Ms. Spink is a professional engineer with over 30 years of experience in operations and global project delivery experience in the mining, minerals, metals and heavy industrial sector An experienced corporate director, technical business leader and dynamic strategist committed to collaboratively supporting an organization to meet its strategic objectives employing governance best practices with a particular focus on human capital strategy, cultural transformations and business systems implementation. She is currently leading an organization change management initiative while overseeing a team of 20 working on a $1 billion project to develop the first high profile mine in the UK in the past 40 years.

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

The CGN Committee currently consists of Naomi Johnson (Chair), Alan Ferry and John E. Fisher, each of whom are independent.  Each of Ms. Johnson, Mr. Ferry and Mr. Fisher has direct and extensive experience in corporate management and compensation issues in either the mineral industry and/or the financial industry.  Ms. Johnson is a global CSR executive, international development specialist and a lawyer, lending a diverse and holistic perspective to developing leading-edge approaches to stakeholder risk and impact management across the private, public and not for profit sectors. Most recently Ms. Johnson held the position of Vice President of Community Relations at Titan Mining Corporation. Prior to this she worked for Barrick Gold Corporation from 2008 to 2017. The last position she held at Barrick was that of Partner and Senior Director of Community Relations. She has also worked for HATCH as Regional Practice Lead for the Americas - Social Impact. Mr. Ferry is a member of the committee responsible for compensation matters of Plateau Energy Metals Inc., which is a publicly listed mineral exploration company.  Mr. Fisher has worked in base and precious metals exploration in western and northern Canada for companies including Noranda Exploration and United Keno Hill Mines.  He also has extensive experience in the construction materials and waste management industries, most recently acting as President & CEO of Walker Industries, a private aggregates, waste disposal, and specialty chemical manufacturing company with over a thousand employees.  This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

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

The CGN Committee currently consists of three directors (Ms. Johnson, Mr. Ferry and Mr. Fisher). All of the members are unrelated directors.

D. Employees

As at August 31, 2020, the Company has 9 employees (August 31, 2019 - 11, August 31, 2018 - 12), all of the employees are located in Ontario.

E. Share Ownership

As of November 20, 2020, the Company had 348,413,157 common shares issued and outstanding.  The following table sets forth the share ownership of the individuals referred to in "Compensation" as of November 20, 2020, who were insiders as of that date:

Name of Beneficial Owner	Number of Shares	Percent
R. James Andersen	300,000	0.0
Donald Bubar	7,311,100	2.1
Alan Ferry	225,000	0.0
John E. Fisher	50,000	0.0
Naomi Johnson	Nil	0.0
Marilyn Spink	400	0.0
Mark Wiseman	55,000	0.0

Outstanding Options

The following information, as of November 20, 2020, reflects outstanding options held by the individuals referred to in "Compensation":

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
Donald Bubar	150,000	Jan12/16	0.12	Jan11/21
	200,000	Mar01/16	0.13	Feb28/22
	200,000	Mar01/17	0.18	Feb28/21
	200,000	Mar01/18	0.14	Feb28/23
	200,000	Mar01/19	0.10	Feb28/24
	500,000	Jul09/19	0.08	Jul8/24
	900,000	Mar01/20	0.08	Feb28/25
R. James Andersen	100,000	Dec01/18	0.10	Nov30/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun01/16	0.25	May31/21
	120,000	Jun01/17	0.15	May31/22
	120,000	Jun01/18	0.11	May31/23
	120,000	Jun01/19	0.12	May31/24
	300,000	Mar01/20	0.08	Feb28/25
	240,000	Jun01/20	0.08	May31/25
David Marsh	100,000	Dec01/18	0.10	Nov30/20
	125,000	Jan12/16	0.12	Jan11/21
	120,000	Jun01/16	0.25	May31/21
	120,000	Jun01/17	0.15	May31/22
	120,000	Jun01/18	0.11	May31/23
	120,000	Jun01/19	0.12	May31/24
	200,000	Mar01/20	0.08	Feb28/25
Mark Wiseman	100,000	Dec01/18	0.10	Nov30/20
	100,000	Jan12/16	0.12	Jan11/21
	80,000	Sep01/16	0.20	Aug31/21
	80,000	Sep01/17	0.14	Aug31/22
	80,000	Sep01/18	0.10	Aug31/23
	80,000	Sep01/19	0.10	Aug31/24
	300,000	Mar01/20	0.08	Feb28/25
	200,000	Sep01/20	0.08	Aug31/25
Alan Ferry	50,000	Dec01/16	0.16	Nov30/21
	50,000	Apr30/18	0.12	Apr29/23
	50,000	Mar01/19	0.10	Feb28/24
	75,000	Jun01/19	0.12	May31/24
	375,000	Mar01/20	0.08	Feb28/25
Brian D. MacEachen	50,000	Dec01/16	0.16	Nov30/21
	50,000	Apr19/18	0.12	Apr18/23
	50,000	Apr30/18	0.12	Apr29/23
	50,000	Mar01/19	0.10	Feb28/24
	75,000	Jun01/19	0.12	May31/24
	275,000	Mar01/20	0.08	Feb28/25
Naomi Johnson	225,000	Sep10/19	0.08	Sep09/24
	275,000	Mar01/20	0.08	Feb28/25

Name	Number of common shares underlying unexercised options (#)	Grant Date	Exercise Price ($)	Expiration Date
John E. Fisher	500,000	Mar01/20	0.08	Feb28/25
Jane Pagel	225,000	Feb25/16	0.14	Feb24/21
Marilyn Spink	500,000	Mar01/20	0.08	Feb28/25

Outstanding Warrants

The following information, as of November 20, 2020, reflects outstanding share purchase warrants held by the individuals referred to in "Compensation":

Name	Number of common shares underlying unexercised warrants (#)	Issuance Date	Exercise Price ($)	Expiration Date
Donald Bubar	Nil	n/a	n/a	n/a
R. James Andersen	Nil	n/a	n/a	n/a
David Marsh(1)	Nil	n/a	n/a	n/a
Mark Wiseman	Nil	n/a	n/a	n/a
Alan Ferry	Nil	n/a	n/a	n/a
Brian D. MacEachen(2)	Nil	n/a	n/a	n/a
Naomi Johnson	Nil	n/a	n/a	n/a
John E. Fisher	Nil	n/a	n/a	n/a
Jane Pagel(2)	Nil	n/a	n/a	n/a
Marilyn Spink	Nil	n/a	n/a	n/a

(1) Mr. Marsh left the Company on June 1, 2020.

(2) Ms. Pagel and Mr. MacEachen ceased to be directors of the Company on February 25, 2020, and June 8, 2020, respectively.

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

Shares Held in the United States

As of November 20, 2020, there were 250 holders of record in the United States holding 46,314,580 of the Company's common shares representing approximately 70% of the total number of holders of record, and approximately 13% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the TSX Trust Company in the City of Toronto, the registrar and transfer agent for our common shares.

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

B. Related Party Transactions

There had been no material trading transactions with related parties during the year ended August 31, 2020.

The Company did not make any loans (including guarantees of any kind) to any related parties throughout Fiscal 2020 and there were no amounts outstanding due from any related parties as at November 23, 2020.

Management transactions

The Company has identified its directors and key members of its senior management team. The compensation costs for key management personnel for the years ended August 31, 2020 and 2019 are as follows:

	2020	2019
Salaries, benefits and directors' fees	$1,114,485	$1,551,593
Share-based compensation (1)	75,252	70,992
	$1,189,737	$1,622,585

(1) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Salaries, benefits and directors' fees decreased by $437,108 to $1,114,485 during Fiscal 2020 compared to Fiscal 2019. This decrease is primarily related to the reduced number of senior management team member in Fiscal 2020 compared to Fiscal 2019 and senior management agreeing to a 50% reduction in their salaries from April to August, 2020.

Share-based compensation increased by $4,260 to $75,252 during Fiscal 2020 compared to Fiscal 2019. This increase is primarily related to the increased number of options earned during Fiscal 2020 compared to Fiscal 2019.

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

Dr. William Mercer, P.Geo., Vice President, Exploration of the Company, David Marsh, consulting metallurgist to the Company, and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company, are the qualified persons who prepared or supervised the preparation of, or reviewed and approved, as applicable, the technical information (including the technical information relating to mineral processing and metallurgy) contained under the headings "Nechalacho Project" and "Separation Rapids Lithium Project" and Mr. Mercer also reviewed and approved the technical information contained in "Other Properties and Assets".

Other than 7,311,100 common shares of the Company held by Mr. Bubar, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Nechalacho Project" and "Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

Other than Messrs. Mercer and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

• Report of Independent Registered Public Accounting Firm;

• Consolidated Statements of Financial Position as at August 31, 2020, and August 31, 2019;

• Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2020, 2019 and 2018;

• Notes to Financial Statements for the years ended August 31, 2020, 2019 and 2018.

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

The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2020
November (1)	0.090	0.070	5,640,862
October	0.090	0.070	8,860,561
September	0.070	0.060	5,694,702
August	0.085	0.065	8,575,203
July	0.100	0.050	16,157,158
June	0.065	0.050	6,577,034
May	0.065	0.050	7,126,317
April	0.075	0.025	18,282,686
March	0.045	0.025	9,603,195
February	0.055	0.035	10,920,642
January	0.060	0.050	10,672,206
2019
December	0.060	0.040	9,195,326
November	0.060	0.040	7,348,383
October	0.065	0.040	9,156,123
September	0.060	0.045	8,290,476
Note: (1) November 1, 2020 through November 23, 2020.

The following table sets out the range of the market price and trading volumes of the common shares on the OTCQB for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2020
November (1)	0.070	0.050	2,865,394
October	0.074	0.045	4,222,841
September	0.058	0.042	2,613,862
August	0.067	0.047	5,655,471
July	0.076	0.035	5,903,056
June	0.052	0.036	5,046,419
May	0.050	0.034	4,836,776
April	0.055	0.015	4,774,181
March	0.036	0.016	2,901,248
February	0.042	0.027	2,836,575
January	0.049	0.030	2,896,787
2019
December	0.047	0.027	5,096,614
November	0.052	0.030	1,638,768
October	0.052	0.026	2,624,989
September	0.048	0.030	2,465,051
Note: (1) November 1, 2020 through November 23, 2020.

Prior Sales

As of November 20, 2020, the only securities that the Company has outstanding that are not listed or quoted on a marketplace are: 13,695,000 stock options granted under the Company's Stock Option Plan, 33,319,013 warrants issued to various stakeholders.  Set forth in the following tables is information with respect to the stock options, warrants and brokers' compensation warrants issued during the most recently completed financial year.

The Stock Option Plan provides for the issuance of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of options available to be granted under the Stock Option Plan 22,068,994 as of September 1, 2019 and 21,146,315 as of August 31, 2020.

There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2020.

Stock Options

The following table sets out the stock options granted during the fiscal year ended August 31, 2020.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2019	August 31, 2024	100,000	$0.10
September 10, 2019	September 9, 2024	225,000	$0.08
October 5, 2019	October 4, 2021	350,000	$0.08
December 1, 2019	November 30, 2024	90,000	$0.08
December 1, 2019	November 30, 2021	100,000	$0.08
January 9, 2020	January 8, 2022	100,000	$0.08
March 1, 2020	February 28, 2025	3,975,000	$0.08
March 1, 2020	February 28, 2022	1,125,000	$0.08
April 8, 2020	April 7, 2022	200,000	$0.08
June 1, 2020	May 31, 2025	440,000	$0.08
June 1, 2020	May 31, 2022	475,000	$0.08
June 16, 2020	June 15, 2025	500,000	$0.08

Warrants

The following table sets out the warrants issued during the fiscal year ended August 31, 2020.

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
August 25, 2020(1)	August 25, 2022	3,000,000	$0.120
Note: (1) Issued pursuant to the August 2020 Private Placement completed on August 25, 2020

Brokers' Compensation Warrants

The Company did not issue any brokers' compensation warrants during the fiscal year ended August 31, 2020.

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

A. Share Capital

Avalon's authorized share structure consists of an unlimited number of common shares, of which 348,413,157 common shares were outstanding as at August 31, 2020 and 25,000,000 preferred shares, of which 950 have been issued and none were outstanding as at August 31, 2020.  As of November 20, 2020, Avalon had 348,413,157 common shares issued and outstanding and no preferred shares were outstanding.

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

C. Material Contracts

In Fiscal 2019, the Company and Cheetah entered into a definitive agreement, under which Cheetah will acquire ownership of the near surface resources principally in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty and will continue to have access to the property for exploration, development and mining purposes.  Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant Cheetah the option to pay the Company $2 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity.  The Agreement also grants Cheetah an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.  Advance payments totalling $3.2 million had been received by August 31, 2019 and the balance of $1.8 million was received subsequent to August 31, 2019. The sale was completed in Fiscal 2020.  A brief field program and a drill program managed by Avalon in the summer and fall 2019 were conducted on behalf of Cheetah. The Company and Cheetah are currently working on the execution of a co-ownership agreement which will define and guide the parties' activities on the property.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

The Company believes that it was classified as a PFIC during the tax year ended August 31, 2020, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.  The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances.  Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and download any of our reports and other information filed with the SEC on EDGAR at http://www.sec.gov.

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

The Company is not exposed to any significant credit risk as at August 31, 2020. The Company's cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers' acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company's receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk. The Company's financial assets that are exposed to credit risk are as follows:

	August 31, 2020	August 31, 2019

Cash and cash equivalents held at major financial institutions	$1,295,723	$1,881,841
Other receivables	263,141	337,573

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

The Company had cash and cash equivalents at August 31, 2020 in the amount of $1,295,723 (2019 - $1,881,841) in order to meet short-term business requirements. At August 31, 2020, the Company had adjusted current liabilities of $907,019 (calculated by excluding the deferred flow-through share premium of $136,800 from the total current liabilities of $1,043,819) (2019 - $4,273,792). As the de-recognition of the balances of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted current liabilities figure provides useful information in assessing the Company's liquidity. Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

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

Considering the Company's budget expenditures for the next twelve months and its current cash and cash equivalents of $1,295,723 as at August 31, 2020, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company's net loss over a twelve month period.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company's functional currency is the Canadian dollar.  The majority of the Company's purchases are transacted in Canadian dollars.  Other than the US$ Warrants, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2020 and August 31, 2019.

The Company's anticipated on-going expenditures to be transacted in U.S. dollars for the next twelve month period are approximately US$160,000.  If the Canadian dollar weakens (or strengthens) 5% against the U.S. dollar with other variables held constant, it would not have any significant effect on the Company's expenditures over a twelve month period.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

None.

E. Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Company's CEO and the Company's CFO of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of August 31, 2020. Based on their evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company's management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as at August 31, 2020. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework ("COSO 2013 Framework") issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at August 31, 2020, and management's assessment did not identify any material weaknesses.

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

D. Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no changes in our internal control over financial reporting or in other factors during Fiscal 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Alan Ferry, Ms. Marilyn Spink and Mr. John Fisher are qualified as Audit Committee Financial Experts and all members are independent as determined by the rules set forth in the NYSE American Company Guide.

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

Our directors have committed that they will comply at all times with the principles set forth in this Business Code and they expect each of our officers and employees to do likewise. The Company has posted the Business Code on its website at www.avalonadvancedmaterials.com. There were no amendments to, or waivers granted from any provision of the Business Code during the fiscal year ended August 31, 2020.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended August 31, 2020, 2019 and 2018 was Ernst & Young LLP, Chartered Professional Accountants.

 The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company's external auditors for professional services:

Reporting Period	Auditor	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2020	Ernst & Young LLP	$70,000	$Nil	$Nil	$Nil
August 31, 2019	Ernst & Young LLP	$65,000	$Nil	$Nil	$Nil

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

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2020. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrants Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB.  The Consolidated Financial Statements and Notes appear on Pages F-1 through F-41 of this Annual Report, are incorporated herein by reference, and include the following:

● Report of Independent Registered Public Accounting Firm;

● Consolidated Statements of Financial Position as at August 31, 2020, and August 31, 2019;

● Consolidated Statements of Comprehensive Loss, change in equity and cash flows for the years ended August 31, 2020, 2019 and 2018; and

● Notes to Financial Statements for the years ended August 31, 2020, 2019 and 2018.

Item 19. Exhibits

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 - F-41

Exhibits

Number	Name
1.1	Articles of Continuance of Avalon Advanced Materials Inc.(1)
1.2	By-law #1 of Avalon Advanced Materials Inc.(2)
1.3	Articles of Amendment of Avalon Advanced Materials Inc. (3)
1.4	By-law #2 of Avalon Advanced Materials Inc. (3)
1.5	Articles of Amendment of Avalon Advanced Materials Inc. (4)
1.6	Articles of Amendment of Avalon Advanced Materials Inc. (5)
1.7	Articles of Amendment of Avalon Advanced Materials Inc. (6)
2.1	Description Securities registered under Section 12 of the Exchange Act
4.1	Mining lease #3178 dated July 6, 2006(7)
4.2	Mining lease #3179 dated July 6, 2006(7)
4.3	Mining lease #3265 dated April 28, 2008(7)
4.4	Mining lease #3266 dated April 28, 2008(7)
4.5	Mining lease #3267 dated April 28, 2008(7)
4.6	Mining lease #108395 dated November 16, 2009(8)
4.7	Sale Agreement with Cheetah Resources Pty Ltd(9)
4.8	Stock Option Plan(10)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis of Financial Statements for the year ended August 31, 2020
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

(10) Incorporated by reference from the Company's Form 6-K filed with the SEC on January 27, 2020

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AVALON ADVANCED MATERIALS INC.

Dated: November 27, 2020	(signed) "R. James Andersen"
R. James Andersen
Vice President, Finance and Chief Financial Officer

Consolidated Financial Statements

For the years ended

August 31, 2020, 2019 and 2018

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR").

The Company's management assessed the effectiveness of the Company's ICFR as at August 31, 2020. The Company's management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) framework to evaluate the effectiveness of the Company's ICFR. Based on management's assessment, the Company's internal control over financial reporting is effective as of August 31, 2020.

As at August 31, 2020, the Company is not required under the Exchange Act to obtain an audit on its ICFR under Section 404(b) of Sarbanes-Oxley Act of 2002. Accordingly, the Company's auditor, Ernst and Young LLP, Independent Registered Public Accounting Firm, has not performed an audit on the effectiveness of the Company's ICFR as at August 31, 2020 and has not issued an attestation report on management's assessment of the Company's ICFR.

"Donald S. Bubar"

President and CEO

"R. James Andersen"

CFO and Vice President Finance

Toronto, Ontario

November 27, 2020

Avalon Advanced Materials Inc.	Page F-1

EY 100 Adelaide St W Toronto, ON M5J 0B3 Canada	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com/ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avalon Advanced Materials Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avalon Advanced Materials Inc. (the "Company") as of August 31, 2020 and 2019 the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended August 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended August 31, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has incurred losses in the current and prior years, and has stated that there exists an uncertainty as to the Company's ability to raise additional funds on favourable terms in order to finance its planned activities and that these conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

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

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company's auditor since 2017.

Toronto, Canada
November 27, 2020

Avalon Advanced Materials Inc.	Page F-2

Consolidated Statements of Financial Position
(expressed in Canadian Dollars)

As at August 31, 2020 and August 31, 2019

	2020	2019
Assets
Current Assets
Cash and cash equivalents (note 4)	$1,295,723	$1,881,841
Other receivables	263,141	337,573
Prepaid expenses and deposits	118,536	140,720
Asset held for sale (note 5)	-	2,605,147
	1,677,400	4,965,281

Non-Current Assets
Exploration and evaluation assets (note 6)	12,083,199	17,065,203
Property, plant and equipment (note 7)	102,836,885	101,981,838
	114,920,084	119,047,041

	$116,597,484	$124,012,322

Liabilities
Current Liabilities
Accounts payable	$153,743	$151,318
Accrued liabilities	574,383	922,474
Deferred flow-through share premium (note 8)	136,800	47,481
Deferred asset sale proceeds (note 7a)	-	3,200,000
Current portion of lease obligation (note 9)	178,893	-
	1,043,819	4,321,273

Non-Current Liabilities
Lease obligation (note 9)	688,574	-
Convertible note payable (note 10)	-	175,000
Convertible redeemable preferred shares (note 11)	-	958,125
Derivative liabilities (note 12)	59,827	27,069
Site closure and reclamation provisions (note 13)	303,600	303,600
	1,052,001	1,463,794

	2,095,820	5,785,067

Shareholders' Equity
Share Capital (note 14b)	179,329,547	177,802,700
Reserve for Warrants (note 14c)	4,336,481	4,330,037
Reserve for Share Based Payments (note 14d)	17,333,864	17,225,482
Reserve for Brokers' Compensation Warrants (note 14e)	286,000	286,000
Accumulated Deficit	(86,784,228)	(81,416,964)
	114,501,664	118,227,255

	$116,597,484	$124,012,322

The accompanying notes are an integral part of these consolidated financial statements.

Commitments (note 22)

Approved on behalf of the Board

"Donald S. Bubar"	,	Director

"Alan Ferry"	,	Director

Avalon Advanced Materials Inc.	Page F-3

Consolidated Statements of Comprehensive Loss

(expressed in Canadian Dollars, except number of shares)

For the years ended August 31

	2020	2019	2018

Revenue

Interest	$24,787	$42,819	$61,777
Management fees (note 7a)	109,351	10,204	-

	134,138	53,023	61,777

Expenses

Corporate and administrative (note 15)	1,828,971	2,415,003	2,724,759
Impairment loss on exploration and evaluation assets (note 6)	5,587,210	639,034	-
General exploration	127,353	11,861	17,269
Depreciation (note 7)	163,292	20,617	18,538
Share based compensation (note 14d)	99,033	78,844	149,286
Interest on lease obligation	43,530	-	-
Foreign exchange loss	622	1,435	2,705
Financing transaction costs (note 10, 11)	-	177,503	634,912
Increase in fair value of convertible redeemable preferred shares (note 11)	39,375	376,688	535,500
Increase (Decrease) in fair value of derivative liabilities (note 12)	32,758	(126,951)	(562,216)

	7,922,144	3,594,034	3,520,753

Net Loss before the Undernoted item	(7,788,006)	(3,541,011)	(3,458,976)

Gain on Sale of Property, Plant and Equipment (note 7a)	2,373,261	-	-

Net Loss before Income Taxes	(5,414,745)	(3,541,011)	(3,458,976)

Deferred Income Tax Recoveries (note 20)	47,481	154,676	218,232

Net Loss and Total Comprehensive Loss for the year	$(5,367,264)	$(3,386,335)	$(3,240,744)

Loss per Share - Basic and Diluted (note 21)	$(0.016)	$(0.012)	$(0.015)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	334,332,582	275,760,316	215,152,381

The accompanying notes are an integral part of these consolidated financial statements.

Avalon Advanced Materials Inc.	Page F-4

Consolidated Statements of Changes in Equity

(expressed in Canadian Dollars, except number of shares)

For the years ended August 31

	Share Capital		Reserves
					Brokers'
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2017	196,735,521	$169,593,205	$4,258,213	$16,955,411	$294,166	$(74,789,885)	$116,311,110
Equity offerings (note 14b)	17,652,400	1,875,886	77,290	-	-	-	1,953,176
Conversion of redeemable preferred shares (note 11)	22,280,507	2,189,250	-	-	-	-	2,189,250
Exercise of options (note 14d)	50,000	5,500	-	-	-	-	5,500
Reserve transferred on exercise of options	-	2,137	-	(2,137)	-	-	-
Exercise of compensation warrants (note 14e)	300,000	33,000	-	-	-	-	33,000
Reserve transferred on exercise of compensation warrants	-	26,671	-	-	(26,671)	-	-
Compensation warrants issued on equity offerings (note 14b)	-	-	-	-	18,505	-	18,505
Share based compensation (note 14d)	-	-	-	176,836	-	-	176,836
Share issuance costs - cash	-	(107,282)	(5,138)	-	-	-	(112,420)
Share issuance costs - compensation warrants issued	-	(17,570)	(935)	-	-	-	(18,505)
Net loss for the year	-	-	-	-	-	(3,240,744)	(3,240,744)

Balance at August 31, 2018	237,018,428	173,600,797	4,329,430	17,130,110	286,000	(78,030,629)	117,315,708
Equity offerings (note 14b)	15,375,000	918,725	7,525	-	-	-	926,250
Conversion of redeemable preferred shares (note 11)	53,337,055	2,773,313	-	-	-	-	2,773,313
Conversion of note payable (note 10)	7,721,966	425,000	-	-	-	-	425,000
Exercise of warrants (note 14c)	1,000,000	120,000	-	-	-	-	120,000
Reserve transferred on exercise of warrants	-	6,657	(6,657)	-	-	-	-
Exercise of options (note 14d)	200,000	20,000	-	-	-	-	20,000
Reserve transferred on exercise of options	-	1,850	-	(1,850)	-	-	-
Share based compensation (note 14d)	-	-	-	97,222	-	-	97,222
Share issuance costs - cash	-	(63,642)	(261)	-	-	-	(63,903)
Net loss for the year	-	-	-	-	-	(3,386,335)	(3,386,335)

Balance at August 31, 2019	314,652,449	177,802,700	4,330,037	17,225,482	286,000	(81,416,964)	118,227,255
Equity offerings (note 14b)	6,000,000	396,000	7,200	-	-	-	403,200
Conversion of redeemable preferred shares (note 11)	23,706,725	997,499	-	-	-	-	997,499
Conversion of note payable (note 10)	4,053,983	175,000	-	-	-	-	175,000
Share based compensation (note 14d)	-	-	-	108,382	-	-	108,382
Share issuance costs - cash	-	(41,652)	(756)	-	-	-	(42,408)
Net income for the year	-	-	-	-	-	(5,367,264)	(5,367,264)

Balance at August 31, 2020	348,413,157	$179,329,547	$4,336,481	$17,333,864	$286,000	$(86,784,228)	$114,501,664

Avalon Advanced Materials Inc.	Page F-5

Consolidated Statements of Cash Flows

(expressed in Canadian Dollars)

For the years ended August 31

	2020	2019	2018

Operating Activities

Cash paid to employees	$(1,399,003)	$(1,159,131)	$(1,381,833)
Cash paid to suppliers	(661,150)	(1,165,017)	(1,262,306)
Interest received	24,787	42,819	61,777
Management fees received	114,742	-	-

Cash Used by Operating Activities	(1,920,624)	(2,281,329)	(2,582,362)

Financing Activities

Net proceeds from equity offerings	507,100	955,379	2,025,843
Net proceeds from issuance of preferred shares	-	-	2,084,792
Net proceeds from issuance of note payable	-	466,696	-
Proceeds from exercise of warrants	-	120,000	-
Proceeds from exercise of stock options	-	20,000	5,500
Proceeds from exercise of brokers' compensation warrants	-	-	33,000
Lease payments (note 3s)	(207,063)	-	-

Cash Provided by Financing Activities	300,037	1,562,075	4,149,135

Investing Activities

Exploration and evaluation assets	(713,783)	(766,825)	(2,041,084)
Property, plant and equipment	(29,534)	(149,702)	(277,501)
Net proceeds from sale of property, plant and equipment (note 7)	1,778,408	3,200,000	-

Cash Provided (Used) by Investing Activities	1,035,091	2,283,473	(2,318,585)

Change in Cash and Cash Equivalents	(585,496)	1,564,219	(751,812)

Foreign Exchange Effect on Cash	(622)	(1,435)	(2,705)

Cash and Cash Equivalents - beginning of year	1,881,841	319,057	1,073,574

Cash and Cash Equivalents - end of year	$1,295,723	$1,881,841	$319,057

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental Cash Flow Information (note 19)

Avalon Advanced Materials Inc.	Page F-6

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior years, with a net loss of $5,367,264 the year ended August 31, 2020 (the "Year") and an accumulated deficit of $86,784,228 as at August 31, 2020. The Company's cash and cash equivalents balance at August 31, 2020 was $1,295,723, and the working capital was $633,581. Excluding the deferred flow-through share premium of $136,800, the Company's adjusted working capital as at August 31, 2020 was $770,381 (calculated by adding back the deferred flow-through share premium of $136,800 to the working capital of $633,581).

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments, and the impact on the Company's ability to raise capital, its financial results or its financial condition.

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company's ability to raise additional funds on favorable terms. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. As at August 31, 2020, the Company is required to incur additional Canadian exploration expenses ("CEE") of $539,400 by December 31, 2021. The Company's expenditures on discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand, and through planned equity financings.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These consolidated financial statements have been reviewed and approved by the Company's Audit Committee and the Board of Directors on November 27, 2020.

Avalon Advanced Materials Inc.	Page F-7

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

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

 The Company also has a 50% interest in NWT Rare Earths Ltd., with an unrelated third party owning the other 50%, which was created in the Year to hold the exploration permits and related authorizations pertaining to the Nechalacho REE Project, in order to assist each party's development of their respective projects. NWT Rare Earths Ltd. has not carried on any significant operations since its inception and no equity earnings/losses has been allocated to the Company.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

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

c) Leases

On September 1, 2019, the Company adopted IFRS 16, "Leases" ("IFRS 16") using the modified retrospective approach. The Company assesses at the inception of a contract whether that contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For contracts that contain a lease component, the Company then recognizes a right-of-use ("ROU") asset and a lease obligation at the lease commencement date.

 Lease obligations are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease obligations are subsequently measured at amortized cost using the effective interest method.

The ROU assets are initially measured based on the initial amount of the lease obligation adjusted for initial direct costs incurred, lease payments made prior to inception, estimated costs to dismantle, remove or restore the asset and less any lease incentives received. ROU assets are subsequently measured at cost and are depreciated on a straight line basis over the shorter of the lease term and the useful life.

Avalon Advanced Materials Inc.	Page F-9

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

The Company elects to apply the practical expedient not to recognize ROU assets and lease obligations for short-term (12 months or less) leases of all asset classes and also elects to apply the practical expedient not to recognize ROU assets and lease obligations for leases of low value (less than $US5,000) assets. The lease payments associated with either short-term leases or leases of low-value underlying assets are recognized as an expense on a straight-line basis over the lease term.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

The Company recognizes a proportion of the excess of cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing ("Flow-through Share Premium") through the consolidated statement of comprehensive loss as a reduction of deferred income tax expense, with a corresponding reduction to the deferred flow-through share premium liability as the eligible flow-through expenditures are incurred.

The Flow-through Share Premium is recorded in the consolidated statement of financial position as a deferred flow-through share premium liability when the flow-through shares are issued. When a unit comprised of a flow-through share with an attached share purchase warrant is issued, the Company has adopted the fair value approach with respect to the measurement of the three components (share, warrant and Flow-through Share Premium) of such unit and use the relative fair value method to allocate the proceeds to each of the three components of the unit.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

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

In circumstances where indicators of impairment exist, an impairment test is performed to determine if the carrying amount of a specific project exceeds its estimated recoverable amount. The estimated recoverable amount is the greater of fair value less costs of disposal, and value in use (which is discounted expected future cash flows). If the estimated recoverable amount of the project is less than its carrying amount, the carrying amount of the project is reduced to its estimated recoverable amount, and an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

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

 Airstrip - 8% on a declining balance basis

 Building - straight line basis over its estimated useful life

 Computer and office equipment - 25% to 33 1/3% on a declining balance basis

 Exploration equipment - 30% on a declining balance basis

 Leased office premises - straight line basis over the shorter of the term of the lease and useful life

 Leasehold improvements - straight line basis over the shorter of the term of the lease and useful life

An item of PPE is derecognized upon disposal, when classified as held for sale (when assets' carrying amounts will be recovered principally through a sale transaction rather than through continuing use), or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized immediately in the consolidated statement of comprehensive loss.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

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

Impairment of Financial Assets

IFRS replaces the "incurred loss" model in IAS 39 with a single forward-looking expected credit loss ("ECL") impairment model, which is based on changes in credit quality since initial recognition. The new impairment model is applied, at each reporting date, to financial assets measured at amortized costs or those measured at FVOCI (except for equity instrument investments). Any impairment losses recognized are charged to profit or loss, with the offsetting credit reducing the carrying amount of the financial assets that are measure at amortized cost. For financial assets measured at FVOCI, the impairment loss will be credited to other comprehensive income or loss.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the provision. The increase in the provision due to the passage of time is recognized as an interest expense.

o) Government Grants

Government grants are recognized as other receivables on the statements of financial position when there is reasonable assurance that the company will comply with the conditions attaching to them and the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the company recognizes as expenses the related costs for which the grants are intended to compensate and are recorded as a reduction of such expenses. Grants that are for the development and exploration of the Company's resource properties for which the related expenditures are capitalized are recorded as a reduction of the carrying amount of the related assets.

 Funding amounts received in advance of expenses incurred are deferred and are recorded as accrued liabilities on the statements of financial position.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the financial results or the financial positions reported in future periods are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses its long-lived assets, specifically all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, foreign exchange rates, years to commencement of production, future capital requirements, exploration potential and operating performance.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

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

s) New Accounting Standards Recently Adopted

IFRS 16, Leases

As described in 3(c) above, the Company adopted IFRS 16 effective September 1, 2019 using the modified retrospective approach and accordingly the information presented for fiscal 2019 has not been restated.

On initial application, the Company recognized a ROU asset (included in property, plant and equipment) and a corresponding lease obligation relating to a lease for its office premises in Toronto, which had previously been classified as an operating lease under IAS 17 - Leases. The Company has elected to record the ROU asset based on the corresponding lease obligation. The ROU asset and lease obligation of $1,045,810 were recorded as of September 1, 2019, with no net impact on the opening retained earnings. When measuring the lease obligation, the Company discounted the remaining lease payments under the lease contract using its estimated weighted‐average incremental borrowing rate of 5.0%.

The following table reconciles the Company's operating lease obligation on August 31, 2019, as previously disclosed in the Company's consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 on September 1, 2019.

Operating lease commitments as at August 31, 2019	$1,156,911
Increase in lease payments relating to the operating cost of the office lease	31,794
Discounted using the estimated incremental borrowing rate	(142,895)

Lease obligation recognized on September 1, 2019	$1,045,810

Avalon Advanced Materials Inc.	Page F-18

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

3. Summary of Significant Accounting Policies (continued)

 The adoption of IFRS 16 had the following impact on the Company's consolidated statement of comprehensive loss for the Year:

Increase in depreciation expense	$196,090
Increase in interest on lease obligation	43,530
Decrease in corporate and administrative expenses	(207,063)
Total increase in expenses, decrease in net income and comprehensive income	$32,557

 The adoption of IFRS 16 had no net impact on the Company's consolidated statement of cash flows for the Year, but had increased the cash used by financing activities by $207,063, which was offset by the same amount of decrease for the cash used by operating activities.

4. Cash and Cash Equivalents

 Cash and cash equivalents are comprised of the following

	August 31, 2020	August 31, 2019

Cash held in bank accounts	$263,225	$748,636
Guaranteed investment certificates	1,032,498	1,133,205
	,
	$1,295,723	$1,881,841

5. Asset Held for Sale

In June 2019, the Company entered into an agreement, under which an unrelated third party would acquire ownership of the near-surface mineral resources principally in the T-Zone and Tardiff Zones of the Nechalacho REE Project above a depth of 150 metres above sea level for a total cash consideration of $5.0 million as described in Note 7a while the Company retains ownership of the deeper resources in the Basal Zone that were the subject of its 2013 feasibility study. The sale was completed during the Year. The Company had transferred the carrying cost relating to the near-surface mineral resources of $2,605,147 from the total carrying cost of the Nechalacho REE Project included in Property, Plant and Equipment to Asset Held for Sale as at August 31, 2019, and recognized a net gain on sale of $2,373,261 during the Year.

Avalon Advanced Materials Inc.	Page F-19

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

6. Exploration and Evaluation Assets

	September 1,		Impairment	August 31,
	2018	Expenditures	Loss	2019

Separation Rapids Lithium Project (a)	$11,010,950	$511,188	$-	$11,522,138
East Kemptville Tin-Indium Project (b)	5,827,524	315,087	(639,034)	5,503,577
Other (c)	35,760	3,728	-	39,488

	$16,874,234	$830,003	$(639,034)	$17,065,203

	September 1,		Impairment	August 31,
	2019	Expenditures	Loss	2020

Separation Rapids Lithium Project (a)	$11,522,138	$503,191	$-	$12,025,329
East Kemptville Tin-Indium Project (b)	5,503,577	83,633	(5,587,210)	-
Other (c)	39,488	18,382	-	57,870

	$17,065,203	$605,206	$(5,587,210)	$12,083,199

Avalon Advanced Materials Inc.	Page F-20

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

6. Exploration and Evaluation Assets (continued)

 a) Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario.

b) East Kemptville Tin-Indium Project, Nova Scotia

The Company held a special exploration licence (the "Special Licence") to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

The Special Licence had a term of three years which began February 2, 2015 and was renewable for an additional two one-year periods, which extended the Special Licence until February 1, 2020, which has since been converted to a regular exploration licence.

The Company completed a preliminary economic assessment during fiscal 2018 with a development model of utilizing the existing tailings management area ("TMA") and had been in negotiation with the surface rights owner to secure full tenure to the project site. Agreement in principle was reached in Fiscal 2019, however, the surface rights owner subsequently refused to sign the agreement after putting on hold any new work on TMAs on all of its closed minesites. Not having access to the existing unused tailings ponds severely limits the possibilities for economic re-development of the site. This realization coupled with the continuing difficulties in getting surface access to the project site, caused the Company to decide to withdraw its lease application and to write off the costs incurred to-date of $5,587,210 as an impairment loss during the Year.

The Company also had a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence. During the year ended August 31, 2019, the Company decided not to renew these peripheral exploration licences, and accordingly the costs incurred to-date of $639,034 on the mineral claims under the exploration licences had been written off as an impairment loss during the year ended August 31, 2019.

c) Other Resource Properties

The Company has a 100% interest in a mining lease in the Warren Township Anorthosite Project, located near Foleyet, Ontario, a 100% interest in several claims in the Lilypad Cesium-Tantalum Property, located 150 km northeast of Pickle Lake, Ontario, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project located near Thunder Bay, Ontario.

Avalon Advanced Materials Inc.	Page F-21

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

7. Property, Plant and Equipment

	Nechalacho REE Project (a)	Airstrip	Office, Computer and Office Equipment (b)	Land and Building	Exploration Equipment	Leasehold Improvements	Total
Cost
As at September 1, 2018	$103,878,349	$646,860	$220,048	$90,905	$695,532	$94,594	$105,626,288

Additions	201,097	-	-	-	-	7,020	208,117

Transfer to asset held for sale	(2,605,147)	-	-	-	-	-	(2,605,147)
Disposals	-	-	(18,911)	-	-	-	(18,911)

As at August 31, 2019	101,474,299	646,860	201,137	90,905	695,532	101,614	103,210,347

Additions	30,340	-	18,575	-	1,300	5,140	55,355
IFRS 16 adjustments	-	-	1,045,810	-	-	-	1,045,810
Disposals	-	-	(30,283)	-	-	-	(30,283)

As at August 31, 2020	$101,504,639	$646,860	$1,235,239	$90,905	$696,832	$106,754	$104,281,229

Accumulated Depreciation
As at September 1, 2018	$-	$265,446	$179,986	$10,367	$643,185	$94,594	$1,193,578

Depreciation expense	-	20,624	12,714	4,191	15,705	108	53,342
Disposals	-	-	(18,411)	-	-	-	(18,411)

As at August 31, 2019	-	286,070	174,289	14,558	658,890	94,702	1,228,509

Depreciation expense Disposals	-	18,974	210,352	4,191	11,025	1,576	246,118
Disposals	-	-	(30,283)	-	-	-	(30,283)

As at August 31, 2020	$-	$305,044	$354,358	$18,749	$669,915	$96,278	$1,444,344

Net Book Value
As at August 31, 2019	$101,474,299	$360,790	$26,848	$76,347	$36,642	$6,912	$101,981,838
As at August 31, 2020	$101,504,639	$341,816	$880,881	$72,156	$26,917	$10,476	$102,836,885

Avalon Advanced Materials Inc.	Page F-22

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

7. Property, Plant and Equipment (continued)

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

 During the year ended August 31, 2019, the Company and an unrelated third party entered into an agreement under which this third party will acquire ownership of the near-surface resources principally in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5.0 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes (the "Sale and Purchase Agreement"). The Company has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant the third party the option to pay the Company $2.0 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity. This agreement also grants the third party an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.

  As the sale was completed during the Year, the Company had transferred the carrying cost relating to the near-surface mineral resources of $2,605,147 from the total carrying cost of the Nechalacho REE Project included in Property, Plant and Equipment to Asset Held for Sale as at August 31, 2019, and recognized a net gain on sale of $2,373,261 during the Year. Advance payments totaling $3.2 million had been received by August 31, 2019 and was recorded as Deferred Asset Sale Proceeds on the Statement of Financial Position as at August 31, 2019. The balance of $1.8 million was received during the Year.

 During the Year, the Company generated net management fees of $109,351 (2019 - $10,204) for services provided to the third party to manage its exploration activities on the property.

 At August 31, 2020, the amount of the net assets of the Company is more than its market capitalization, IAS 36 - Impairment of Assets considers that an indicator of impairment is present based on external sources of information.  The Company completed an impairment test on the Nechalacho Project as at August 31, 2020 and determined that the Project was not impaired. The main assumptions used to determine the recoverable amount related to Nechalacho were long-term commodity prices, changes in cost estimates, discount rates, foreign exchange rates and years to commencement of production.

b) Depreciation of $121,093 (net of $74,997 in rent forgiveness receivable under the Canada Emergency Commercial Rent Assistance program) was recognized relating to the ROU asset during the Year (2019 - $Nil), and the carrying balance of the ROU asset was $849,720 as at August 31, 2020 (2019 - $Nil).

Avalon Advanced Materials Inc.	Page F-23

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

8. Deferred Flow-Through Share Premium

 A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance - September 1, 2018	$52,157
Increase relating to flow-through common shares issued	150,000
Decrease relating to CEE incurred	(154,676)

Balance - August 31, 2019	47,481
Increase relating to flow-through common shares issued	136,800
Decrease relating to CEE incurred	(47,481)

Balance - August 31, 2020	$136,800

9. Lease Obligation

As at August 31, 2020, the Company had the following future commitment relating to the lease contract for its office premises:

2021	$218,252
2022	222,556
2023	229,181
2024	233,563
2025	63,280

Total future lease payments as at August 31, 2020	966,832
Amounts representing interest	99,365

Present value of future lease payments	867,467
Current portion of lease obligation	178,893

Non-current portion of lease obligation	$688,574

10. Convertible Note Payable

On November 30, 2018, the Company issued a convertible note payable in the amount of $500,000 to an entity managed by the Lind Partners ("Lind") (the "Note"). The Note had a term of two years with a maturity date of November 30, 2020 and accrued an interest amount of $100,000 on the date of issuance, resulting in the Note to bear a face value of $600,000 at issuance.

Lind was entitled to convert any outstanding amount of the face value of the Note into common shares commencing on May 26, 2019 at a conversion price equal to the higher of (a) 80% of the five day trailing value weighted average price ("VWAP") of the common shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules. The Company had floor price protection such that if any conversion results in an effective conversion price of less than $0.05 per share, then the Company had the right to instead repay the amount that was subject to that conversion for a 5% premium. The Company also had the right to repurchase the Note at the outstanding face value at any time.

Avalon Advanced Materials Inc.	Page F-24

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

10. Convertible Note Payable (continued)

A summary of the changes in the convertible note payable amount is set out below:

Balance - September 1, 2018	$-
Issued	500,000
Interest	100,000
Converted to common shares	(425,000)

Balance - August 31, 2019	175,000
Converted to common shares	(175,000)

Balance - August 31, 2020	$-

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

11. Convertible Redeemable Preferred Shares (continued)

At any time while any A1 Preferred Shares are outstanding, Lind had the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series A2 Option"). Lind would also receive a certain number of Series A2 warrants ("A2 Warrants") if it had exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants would be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

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

The B1 Agreement was subject to essentially the same terms and conditions as the A1 Agreement and the B1 Preferred Shares had the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the B1 Hold Period, Lind had the basic right to convert 15 B1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the B1 Agreement, however Lind was permitted to convert up to 60 B1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any B1 Preferred Shares are outstanding, Lind had the option of subscribing for up to an additional 100 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial B1 financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series B2 Option"). Lind would also receive a certain number of Series B2 warrants ("B2 Warrants") if it had exercised the Series B2 Option. The number of B2 Warrants to be issued and the exercise price of the B2 Warrants would be calculated by using similar formulas used in determining the number and the exercise price of the B1 Warrants.

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

The C1 Agreement was subject to essentially the same terms and conditions as the A1 Agreement and the C1 Preferred Shares had the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the C1 Hold Period, Lind had the basic right to convert 10 C1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the C1 Agreement, however Lind was permitted to convert up to 30 C1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Avalon Advanced Materials Inc.	Page F-26

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

11. Convertible Redeemable Preferred Shares (continued)

At any time while any C1 Preferred Shares are outstanding, Lind had the option of subscribing for up to an additional 50 Series C2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial C1 financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series C2 Option"). Lind would also receive a certain number of Series C2 warrants ("C2 Warrants") if it had exercised the Series C2 Option. The number of C2 Warrants to be issued and the exercise price of the C2 Warrants would be calculated by using similar formulas used in determining the number and the exercise price of the C1 Warrants.

 A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount
A1 Preferred Shares
Balance - September 1, 2018	180	$1,181,250
Increase in fair value	-	80,063
Converted to common shares	(180)	(1,261,313)

Balance - August 31, 2019 and August 31, 2020	-	$-

B1 Preferred Shares
Balance - September 1, 2018	240	$1,386,000
Increase in fair value	-	175,875
Converted to common shares	(155)	(981,750)

Balance - August 31, 2019	85	580,125
Increase in fair value	-	18,375
Converted to common shares	(85)	(598,500)

Balance - August 31, 2020	-	$-

C1 Preferred Shares
Balance - September 1, 2018	150	$787,500
Increase in fair value	-	120,750
Converted to common shares	(90)	(530,250)

Balance - August 31, 2019	60	378,000
Increase in fair value	-	21,000
Converted to common shares	(60)	(399,000)

Balance - August 31, 2020	-	$-

	-	$-

12. Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency, and certain warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offering (collectively referred to as "liability classified warrants").

Avalon Advanced Materials Inc.	Page F-27

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

12. Derivative Liabilities (continued)

The following table summarizes information concerning the derivative liabilities as at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance - September 1, 2018	6,466,513	$54
Decrease in fair value	-	(53)

Balance - August 31, 2019 and August 31, 2020	6,466,513	$1

Other warrants subject to potential price adjustment
Balance - September 1, 2018	16,900,000	$109,767
Issued	4,575,000	44,199
Decrease in fair value	-	(126,898)

Balance - August 31, 2019	21,475,000	27,068
Increase in fair value	-	32,758

Balance - August 31, 2020	21,475,000	$59,826

Total derivative liabilities		$59,827

13. Site Closure and Reclamation Provision

As at August 31, 2019 and 2020, the estimated closure costs to reclaim the Company's Nechalacho exploration camp site at Thor Lake, the Separation Rapids and the Warren Township exploration sites are $250,000, $40,000 and $13,600 respectively. The closure costs for the Nechalacho exploration camp site are expected to be incurred approximately 20 years after the commencement of commercial production. The expected undiscounted future cash flow is estimated to be $539,000 for the Nechalacho exploration camp site, assuming an annual inflation rate of 3%.

14. Share Capital

a) Authorized

 The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and none are outstanding as at August 31, 2020.

b) Common Shares

Common shares issued during the years ended August 31, 2018, 2019 and 2020 are as follows:

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

14. Share Capital (continued)

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

ii) In December 2017, the Company completed a private placement (the "December 2017 Private Placement") and issued 3,737,400 flow-through common shares at $0.145 per share for gross proceeds of $541,923.

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

14. Share Capital (continued)

The fair value of the warrant component of the New FT Unit was estimated at $0.0040 and the fair value of the flow-through feature of the New FT Unit was estimated at $0.0250. Using the relative fair value method, the New FT Unit price of $0.10 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.0746, $0.0035, and $0.0219, respectively.

 The fair value of the warrant was estimated using the Black-Scholes pricing model. The Flow-through Share Premium was estimated by multiplying the CEE amount to be renounced per New FT Unit of $0.0999 by the Company's current tax rate of 25%, which totaled $76,650 and was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on July 11, 2018.

iv) In November 2018, the Company completed a private placement and issued 5,375,000 units at a price of $0.07 per unit (the "Unit") for gross proceeds of $376,250, of which 1,000,000 Units were subscribed by Mr. Donald Bubar, Director, President and CEO of the Company (the "November 2018 Private Placement"). Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the "Closing Date"), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice.

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

v) In December 2018, the Company completed a private placement and issued 10,000,000 flow-through common shares at $0.07 per share for gross proceeds of $700,000.

 The excess of the cash consideration received over the market price of the Company's shares at the date of the announcement of the flow-through share financing totaling $150,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 21, 2018.

vi) In August 2020, the Company completed a private placement and issued 6,000,000 flow-through units ("FT Unit") at a price of $0.09 per FT Unit for gross proceeds of $540,000.  Each FT Unit was comprised of one flow-through common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until August 25, 2022.

The fair value of the warrant component of the FT Unit was estimated at $0.0011 and the fair value of the flow-through feature of the FT Unit was estimated at $0.0225. Using the relative fair value method, the FT Unit price of $0.09 was allocated between the share component, the warrant component and the flow-through feature as follows: $0.0660, $0.0012, and $0.0228, respectively.

 The fair value of the warrant was estimated using the Black-Scholes pricing model. The Flow-through Share Premium was estimated by multiplying the CEE amount to be renounced per FT Unit of $0.0899 by the Company's current tax rate of 25%. The amount of the Flow-through Share Premium totaled $136,800 and was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on August 25, 2020.

Avalon Advanced Materials Inc.	Page F-30

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

14. Share Capital (continued)

c) Warrants

The following table reconciles the equity classified warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance - September 1, 2017	9,990,000	(1)	$0.169
Issued pursuant to equity offerings (note 14b(i) (iii))	6,550,000		0.135
Expired	(9,960,000)		0.168

Balance - August 31, 2018	6,580,000	(1)	0.136
Issued pursuant to equity offerings (note 14b(iv))	2,687,500		0.120
Exercised	(1,000,000)		0.120
Expired	(10,000)		0.490

Balance - August 31, 2019	8,257,500	(1)	0.132
Issued pursuant to equity offerings (note 14b(vi))	3,000,000		0.120
Expired	(6,060,000)		0.136

Balance - August 31, 2020	5,197,500	(1)	$0.120

(1) Does not include the additional liability classified warrants as disclosed below.

The outstanding equity classified warrants have a weighted average remaining contract life of 1.2 years.

Subsequent to the Year, the expiry dates for the remaining outstanding warrants (each with an exercise price of $0.12 per share) issued in the November 2018 Private Placement were extended. The expiry date has been extended from November 1, 2020 to November 1, 2021 for 1,900,000 warrants, and the expiry date for the remaining 287,500 warrants has been extended from November 23, 2020 to November 23, 2021. All other terms and conditions of these warrants remain unchanged.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

The Company also has the following liability classified warrants outstanding as at August 31, 2020:

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

14. Share Capital (continued)

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

The following table reconciles the stock options outstanding at the beginning and end of the respective years:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance - September 1, 2017	10,335,000	$0.37
Granted	2,345,000	0.12
Exercised	(50,000)	0.11
Expired	(1,215,000)	0.91
Forfeited	(70,000)	0.44

Balance - August 31, 2018	11,345,000	0.26
Granted	3,020,000	0.10
Exercised	(200,000)	0.10
Expired	(3,875,000)	0.43
Forfeited	(893,750)	0.17

Balance - August 31, 2019	9,396,250	0.16
Granted	7,680,000	0.08
Expired	(3,241,250)	0.21
Forfeited	(290,000)	0.10

Balance - August 31, 2020	13,545,000	$0.10

As at August 31, 2020, there were 5,416,250 options vested (August 31, 2019 - 6,147,500, August 31, 2018 - 7,816,250) with an average exercise price of $0.12 per share (August 31, 2019 - $0.17, August 31, 2018 - $0.31), that were exercisable.

No stock option was exercised during the Year. During the year ended August 31, 2019, an aggregate of 200,000 (2018 - 50,000) stock options were exercised at the weighted average exercise price of $0.10 (2018 - $0.11) per share, and the weighted average closing market share price on the date preceding the date of exercise was $0.075 (2018 - $0.13) per share.

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

Avalon Advanced Materials Inc.	Page F-32

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

14. Share Capital (continued)

The estimated fair value of options earned during the Year was $108,382 (2019 - $97,222, 2018 - $176,836), of which $297 (2019 - $4,484, 2018 - $1,825) was capitalized to property, plant and equipment, $6,768 (2019 - $13,894, 2018 - $25,129) was capitalized as exploration and evaluation assets, $2,284 (2019 - $Nil, 2018 - $596) was charged to operations as general exploration expenses with the balance of $99,033 (2019 - $78,844, 2018 - $149,286) charged to operations as share based compensation expense.

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

The weighted average assumptions for grants during the years ended August 31, 2020, August 31, 2019 and August 31, 2018 are as follows:

	August 31,	August 31,	August 31,
	2020	2019	2018

Exercise price	$0.08	$0.10	$0.12
Closing market price on day preceding date of grant	$0.05	$0.08	$0.12
Risk-free interest rate	1.00%	1.80%	1.88%
Expected life (years)	3.6	3.3	3.1
Expected volatility	80%	63%	59%
Expected dividend yield	Nil	Nil	Nil
Grant date fair value	$0.02	$0.03	$0.05
Forfeiture rate	14%	15%	15%

The following table summarizes information concerning outstanding and exercisable options as at August 31, 2020:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$0.25 - $0.25	300,000	300,000	0.8 years
$0.20 - $0.24	90,000	67,500	1.0 years
$0.15 - $0.19	880,000	697,500	1.5 years
$0.11 - $0.14	2,715,000	2,075,000	1.7 years
$0.08 - $0.10	9,560,000	2,276,250	3.3 years

	13,545,000	5,416,250

Avalon Advanced Materials Inc.	Page F-33

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

14. Share Capital (continued)

e) Brokers' Compensation Warrants

The following table summarizes information concerning outstanding brokers' compensation warrants as at August 31, 2018, August 31, 2019 and August 31, 2020:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2017	1,292,727	$0.16
Issued pursuant to equity offering (note 14b(i)(ii))	420,000	0.15
Exercised	(300,000)	0.11
Expired	(180,000)	0.18

Balance - August 31, 2018	1,232,727	0.17
Expired	(812,727)	0.18

Balance - August 31, 2019	420,000	0.15
Expired	(420,000)	0.15

Balance - August 31, 2020	-	$-

15. Corporate and Administrative Expenses

Corporate and administrative expenses for the years ended August 31, 2020, 2019 and 2018 consist of the following:

	August 31, 2020	August 31, 2019	August 31, 2018

Salaries and benefits (1)	$1,007,016	$1,433,624	$1,387,249
Directors' fees (2)	12,060	63,800	78,850
Consulting and professional fees	373,912	231,814	398,244
Office, insurance and other expenses	229,874	174,227	286,460
Occupancy	-	343,673	317,305
Shareholders' communications and filing fees	145,590	135,237	159,060
Travel and related costs	60,519	32,628	97,591

	$1,828,971	$2,415,003	$2,724,759

(1) These figures do not include share based compensation and are net of the Canada Emergency Wage Subsidy ("CEWS") of $176,294 (2019 - $Nil, 2018 - $Nil). Employees' salaries and benefits including share based compensation expensed for the Year totaled $1,074,999 (2019 - $1,485,977, 2018 - $1,463,258).

(2) These figures are net of the CEWS of $8,677 (2019 - $Nil, 2018 - $Nil).

Avalon Advanced Materials Inc.	Page F-34

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

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

The Company does not have any externally imposed capital requirements. There were no significant changes to the Company's approach to capital management during the year ended August 31, 2020.

17. Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

 a) Trading transactions

There have been no material trading transactions with related parties during each of the years ended August 31, 2020, 2019 and 2018, other than the participation by certain related parties in certain equity offerings as listed below:

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

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

17. Related Party Disclosures (continued)

b) Compensation of key management personnel

The remuneration of directors and other key members of the Company's senior management team during the years ended August 31, 2020, August 31, 2019 and August 31, 2018 are as follows:

	August 31, 2020	August 31, 2019	August 31, 2018

Salaries, benefits and directors' fees(1)	$1,114,485	$1,551,593	$1,692,551
Share based compensation(2)	75,252	70,992	118,991

	$1,189,737	$1,622,585	$1,811,542

(1) Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $199,915 (2019 - $343,246, 2018 - $577,224).

(2) Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Unpaid directors' fees and salaries included in accrued liabilities and owing to the directors and members of the Company's senior management team totaled $188,800 as at August 31, 2020 (August 31, 2019 - $566,685, August 31, 2018 - $137,500).

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

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company's warrants denominated in a currency that is not the functional currency of the Company and the warrants with exercise prices that are subject to adjustment from time to time are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair value of the Convertible Note Payable was based on Level 3 inputs including the applicable face value of the Note. The Company had the right to buy back the Note at any time for the outstanding face value, as such the fair value of the Note was the outstanding face value of the Note. The fair values of the Company's A1, B1 and C1 Preferred Shares were based on Level 3 inputs, including applicable redemption amounts and redemption premiums. The Company had the right to redeem the A1, B1 and C1 Preferred Shares at any time and therefore the fair value of the A1, B1 and C1 Preferred Shares was the amount the Company had to pay to redeem the A1, B1 and C1 Preferred Shares, which was the redemption amount as specified in the purchase agreements plus 5% redemption premium.

Fair Values

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Advanced Materials Inc.	Page F-36

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

18. Financial Instruments (continued)

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2020. The Company's cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers' acceptance notes or guaranteed investment certificates issued by a major Canadian Chartered banking group. The Company's receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

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

As at August 31, 2020, the Company has current assets of $1,677,400 and current liabilities of $1,043,819.  The Company's working capital as at August 31, 2020 was $633,581. Excluding the deferred flow-through share premium of $136,800, the Company's adjusted working capital as at August 31, 2020 was $770,381, (calculated by adding back the deferred flow-through share premium of $136,800 to the working capital of $633,581). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.

Repayments due by period as of August 31, 2020:

	Within	1-3	4-5	Over
	1 Year	Years	Years	5 Years	Total

Accounts payable and accrued liabilities	$728,126	$-	$-	$-	$728,126
Lease obligation	218,253	451,736	296,844	-	966,833

	$946,379	$451,736	$296,844	$-	$1,694,959

Market risk

i) Interest rate risk

 The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company's current policy is to invest its excess cash in highly liquid money market investments such as bankers' acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

ii) Foreign currency risk

 The Company's functional currency is the Canadian dollar. The majority of the Company's purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 14b, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2020.

Avalon Advanced Materials Inc.	Page F-37

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

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

Sensitivity analysis

 Considering the Company's budget expenditures for the next twelve months and its current cash and cash equivalents of $1,295,723, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company's net loss over a twelve month period.

 Other than the US$ Warrants as disclosed in Note 14b, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at August 31, 2020, and its anticipated on-going expenditures to be transacted in US dollars for the next twelve month period is approximately US$160,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company's expenditures over a twelve month period.

19. Supplemental Cash Flow Information

 Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the years ended August 31, 2020, August 31, 2019 and August 31, 2018 are as follows:

	August 31, 2020	August 31, 2019	August 31, 2018
Share based compensation capitalized as property, plant and equipment (note 14d)	$297	$4,484	$1,825
Share based compensation capitalized as exploration and evaluation assets (note 14d)	6,768	13,894	25,129
Depreciation expense capitalized as property, plant and equipment	-	23,383	37,513
Depreciation expense capitalized as exploration and evaluation assets	7,829	9,342	8,867
Property, plant and equipment acquired under lease arrangement	1,045,810	-	-

	$1,060,704	$51,103	$73,334

Avalon Advanced Materials Inc.	Page F-38

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

20. Income Taxes

a) Provision for Income Taxes

The following table reconciles the income tax provision from the expected income tax amount based on the statutory rates to the amount recognized in the statements of comprehensive loss:

	August 31, 2020	August 31, 2019	August 31, 2018

Net loss for the year before income taxes	$5,414,745	$3,541,011	$3,458,976
Combined Canadian federal and provincial tax rate	25.0%	25.0%	25.1%

Expected income tax recovery at statutory rates	1,353,686	885,253	868,203
Share based compensation	(25,329)	(19,711)	(37,620)
Non-deductible financing transaction costs	-	(20,074)	(89,678)
Other non-deductible expenses	(3,012)	(736)	(2,864)
CEE incurred applied to flow-through shares	(55,395)	(179,086)	(476,559)
Amortization of flow-through share premium	47,481	154,676	218,232
Non-taxable (non-deductible) change in fair value warrants of financial instruments	(18,033)	(62,434)	6,706
Losses and other deductions for which no benefit has been recognized	(1,251,917)	(603,212)	(268,188)

Deferred income tax recoveries	$47,481	$154,676	$218,232

b) Income Tax Effect of Temporary Differences Recognized

 The tax effects of temporary differences recognized as at August 31, 2020 and August 31, 2019 are as follows:

	August 31, 2020	August 31, 2019
Deferred income tax assets
Exploration and evaluation assets	$6,281,863	$4,721,336
Scientific research and experimental developmental expenditures	4,294,187	5,424,332
	10,576,050	10,145,668
Deferred income tax liabilities
Property plant and equipment	(10,576,050)	(10,145,668	)(1)

Net deferred income tax assets	$-	$-

(1) Included the deferred income tax liability related to the carrying amount of Asset Held for Sale.

Avalon Advanced Materials Inc.	Page F-39

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

20. Income Taxes (continued)

c) Income Tax Temporary Differences Not Recognized

 The deductible income tax temporary differences that have not been recognized as deferred income tax assets as at August 31, 2020 and August 31, 2019 are as follows:

	August 31, 2020	August 31, 2019

Non-capital loss carryforwards	$35,733,583	$35,630,141
Scientific research and experimental developmental expenditures	10,191,008	5,670,428
Share issuance costs	291,203	458,359
Capital loss carry forwards	2,294,535	2,294,535
Lease obligation	867,467	-

Deductible temporary differences not recognized	$49,377,796	$44,053,463

The Company also has non-refundable investment tax credit carry forwards of $5,687,308 (2019 - $5,701,467), which has not been recognized as a deferred income tax asset.

d) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $34,066,000 (2019 - $33,963,000, 2018 - $31,793,000) available to reduce future years' Canadian taxable income. These losses will expire as follows:

 2026 $              156,000

 2027               232,000

 2028               847,000

 2029               914,000

 2030               1,584,000

 2031               3,050,000

 2032               3,601,000

 2033               4,151,000

 2034               4,211,000

 2035               4,397,000

 2036               3,008,000

 2037               2,805,000

 2038               2,837,000

 2039               2,170,000

 2040               103,000

 The Company also has net operating losses of approximately $1,668,000 (2019 - $1,668,000, 2018 - $1,668,000) to reduce future years' U.S. taxable income. These losses will expire as follows:

 2031 $              5,000

 2032               2,000

 2033               3,000

 2034               1,658,000

e) Capital Losses

 The Company has capital losses carried forward of approximately $2,295,000 (2019 - $2,295,000, 2018 - $2,295,000) available to reduce future years' Canadian taxable capital gains.

Avalon Advanced Materials Inc.	Page F-40

Notes to the Consolidated Financial Statements For the years ended August 31, 2020, 2019 and 2018

21. Loss per Share

The weighted average number of common shares for the purposes of diluted loss per share reconciles to the weighted average number of common shares used in the calculation of basic loss per share as follows:

	August 31,	August 31,	August 31,
	2020	2019	2018

Weighted average number of common shares used in the calculation of basic loss per share	334,332,582	275,760,316	215,152,381
Diluted impact of convertible note payable	-	-	-
Diluted impact of convertible redeemable preferred shares	-	-	-
Diluted impact of warrants	-	-	-
Diluted impact of stock options	-	-	-

Weighted average number of common shares used in the calculation of diluted loss per share	334,332,582	275,760,316	215,152,381

The loss used to calculate the basic and diluted loss per common share for the year ended August 31, 2020 was $5,367,264 (2019 - $3,386,335, 2018 - $3,240,744).

As at August 31, 2020, the Company had 33,139,013 (2019 - 36,619,013, 2018 - 31,179,240) warrants and 13,545,000 (2019 - 9,396,250, 2018 - 11,345,000) stock options outstanding. These warrants and options could potentially dilute earnings per share in the future, but have not been included in the diluted loss per share calculation because they were antidilutive for the years ended August 31, 2020, August 31, 2019 and August 31, 2018.

22. Commitments

As at August 31, 2020, pursuant to the subscription agreements entered into for the August 2020 private placement the Company is required to incur additional CEE of $539,400 by December 31, 2021.

23. Events After the Reporting Period

Subsequent to the year ended August 31, 2020, the Company:

a) granted an aggregate of 350,000 stock options with a weighted average exercise price of $0.08 per share to certain employees and consultants of the Company. The weighted average contract life of these options at issuance was 4.1 years;

b) extended the expiry dates for the remaining outstanding 2,187,500 warrants (each of which with an exercise price of $0.12 per share) that were issued in the November 2018 Private Placement as described in Note 14c); and

c) cancelled 200,000 stock options with a weighted average exercise price of $0.08 per share.

Avalon Advanced Materials Inc.	Page F-41